As filed with the Securities and Exchange Commission on March 19, 2007

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

Under

The Securities Act of 1933

Diversa Corporation

(Exact name of Registrant as specified in its charter)

Delaware	8731	22-3297375
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

4955 Directors Place, San Diego, CA 92121

(858) 526-5000

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Edward T. Shonsey, Chief Executive Officer

Diversa Corporation

4955 Directors Place, San Diego, CA 92121

(858) 526-5000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

M. Wainwright Fishburn, Esq. Matthew T. Browne, Esq. Cooley Godward Kronish LLP 4401 Eastgate Mall San Diego, CA 92121 Tel: (858) 550-6000 Fax: (858) 550-6420	Carlos A. Riva Chief Executive Officer Celunol Corp. 55 Cambridge Parkway Cambridge, MA 02142 Tel: (617) 674-5300 Fax: (617) 674-5353	John Utzschneider, Esq. Matthew J. Cushing, Esq. Bingham McCutchen LLP 150 Federal Street Boston, MA 02110 Tel: (617) 951-8000 Fax: (617) 951-8736

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effectiveness of this registration statement and the satisfaction or waiver of all other conditions under the merger agreement described herein.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended, or the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(2)
Common stock, $0.001 par value per share, including related rights to purchase Series A junior participating preferred stock	15,000,000	N/A	$2,094,629	$65.00

(1)	This registration statement relates to common stock, $0.001 par value per share, of Diversa Corporation, or Diversa, issuable to holders of common stock, $0.01 par value per share, and preferred stock, $0.01 par value per share, of Celunol Corp., a Delaware corporation, or Celunol, in the proposed merger of Concord Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Diversa, with and into Celunol. The amount of Diversa common stock to be registered is based on the number of shares of Diversa common stock that are to be issued pursuant to the merger, which amount of shares is subject to reduction based on certain specified indebtedness and working capital tests for Celunol at the time of the closing of the merger in accordance with the terms and conditions of the merger agreement described herein.
(2)	Estimated solely for purposes of calculation of the registration fee in accordance with Rule 457(f) of the Securities Act based upon the aggregate book value of Celunol securities that may be cancelled in the merger computed as of December 31, 2006, the latest practicable date prior to the date of filing of this registration statement. Celunol is a private company and no market exists for its securities.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this joint proxy statement/prospectus is not complete and may be changed. Diversa may not sell its securities pursuant to the proposed transactions until the registration statement filed with the Securities and Exchange Commission is effective. This joint proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated March 19, 2007

MEETINGS OF STOCKHOLDERS

YOUR VOTE IS VERY IMPORTANT

To the Stockholders of Diversa Corporation and Celunol Corp.:

Diversa Corporation, which we refer to as Diversa, and Celunol Corp., which we refer to as Celunol, have entered into a merger agreement pursuant to which a wholly owned subsidiary of Diversa will merge with and into Celunol, with Celunol continuing as a wholly-owned subsidiary of Diversa. At the effective time of the merger, Diversa will issue 15,000,000 shares of its common stock to Celunol securityholders in exchange for all equity securities of Celunol, including Celunol common stock and Celunol preferred stock and shares issuable under Celunol options and warrants that will be assumed by Diversa, which amount of Diversa shares is subject to reduction based on certain specified indebtedness and working capital tests for Celunol at the time of closing of the merger, all of which are further discussed in the accompanying joint proxy statement/prospectus. Diversa securityholders will continue to own their existing shares of Diversa common stock. Subject to any reduction in the 15,000,000 shares of Diversa common stock to be issued in connection with the merger as described above, the shares of Diversa common stock that Celunol securityholders will be entitled to receive pursuant to the merger are expected to represent approximately 24% of the outstanding shares of the combined company immediately following the consummation of the merger.

Shares of Diversa common stock are currently listed on the NASDAQ Stock Market under the symbol “DVSA.” On March 16, 2007, the last trading day before the date of this joint proxy statement/prospectus, the closing sale price of Diversa common stock was $6.95 per share.

Diversa is holding an annual meeting of stockholders, and Celunol is holding a special meeting of stockholders, in order to obtain the stockholder approvals necessary to complete the merger and related matters. At the Diversa annual meeting, which will be held at [•] a.m., local time, on [•], 2007 at Diversa’s offices at 4955 Directors Place, San Diego, CA 92121, unless postponed or adjourned to a later date, Diversa will ask its stockholders to, among other things, approve the issuance of Diversa common stock pursuant to the merger agreement, approve an amendment to Diversa’s certificate of incorporation to increase the number of authorized shares of common stock, approve an amendment to Diversa’s certificate of incorporation to limit the personal liability of Diversa’s directors for monetary damages in a manner consistent with the limitations currently set forth in Diversa’s bylaws and to adopt Diversa’s 2007 Equity Incentive Plan, in each case, as further described in the accompanying joint proxy statement/prospectus. At the Celunol special meeting, which will be held at [•] a.m., local time, on [•], 2007 at Bingham McCutchen LLP, 150 Federal Street, 16th Floor, Boston, MA 02110, unless postponed or adjourned to a later date, Celunol will ask its stockholders to, among other things, approve the merger agreement.

After careful consideration, the Diversa and Celunol boards of directors have unanimously approved the merger agreement and the respective proposals referred to above, and each of the Diversa and Celunol boards of directors has determined that it is advisable to enter into the merger. Each of the board of directors of Diversa and Celunol recommends that its respective stockholders vote “FOR” the respective proposals described in the accompanying joint proxy statement/prospectus.

More information about Diversa, Celunol and the proposed transaction is contained in this joint proxy statement/prospectus. Diversa and Celunol urge you to read this joint proxy statement/prospectus carefully and in its entirety. IN PARTICULAR, YOU SHOULD CAREFULLY CONSIDER THE MATTERS DISCUSSED UNDER “ RISK FACTORS” BEGINNING ON PAGE 20.

Diversa and Celunol thank you for your consideration and continued support.

Edward T. Shonsey	Carlos A. Riva
Chief Executive Officer	Chief Executive Officer
DIVERSA CORPORATION	CELUNOL CORP.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this joint proxy statement/prospectus. Any representation to the contrary is a criminal offense.

This joint proxy statement/prospectus is dated [•], 2007, and is first being mailed to Diversa and Celunol stockholders on or about [•], 2007.

Diversa Corporation

4955 Directors Place

San Diego, CA 92121

(858) 526-5000

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

TO BE HELD ON [•], 2007

Dear Stockholders of Diversa:

On behalf of the board of directors of Diversa Corporation, a Delaware corporation, we are pleased to deliver this joint proxy statement/prospectus for the proposed merger between Diversa and Celunol Corp., a Delaware corporation, pursuant to which Concord Merger Sub, Inc., a wholly owned subsidiary of Diversa, will merge with and into Celunol, which will survive as a wholly owned subsidiary of Diversa. The annual meeting of stockholders of Diversa will be held on [•], 2007 at [•] a.m., local time, at Diversa’s offices at 4955 Directors Place, San Diego, CA 92121 for the following purposes:

1.	To consider and vote upon a proposal approving the issuance of Diversa common stock pursuant to the Agreement and Plan of Merger and Reorganization, dated as of February 12, 2007, by and among Diversa, Concord Merger Sub, Inc., a wholly owned subsidiary of Diversa, Celunol and William Lese, as stockholders’ representative, a copy of which is attached as Annex A to the accompanying joint proxy statement/prospectus.

2.	To elect two directors to hold office until Diversa’s 2010 Annual Meeting of Stockholders.

3.	To ratify the selection by the audit committee of Diversa’s board of directors of Ernst & Young LLP as Diversa’s independent registered public accounting firm for Diversa’s fiscal year ending December 31, 2007.

4.	To approve the adoption of Diversa’s 2007 Equity Incentive Plan, as described in the accompanying joint proxy statement/prospectus.

5.	To approve an amendment to Diversa’s Employee Stock Purchase Plan to increase the number of shares of Diversa common stock authorized for issuance under that plan by 1,500,000 shares.

6.	To approve an amendment to Diversa’s certificate of incorporation to increase the number of authorized shares of Diversa common stock from 90,000,000 shares to 120,000,000 shares.

7.	To approve an amendment to Diversa’s certificate of incorporation to limit the personal liability of Diversa’s directors for monetary damages in a manner consistent with the limitations currently set forth in Diversa’s bylaws.

8.	To consider and vote upon an adjournment of the Diversa annual meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Diversa Proposal No. 1.

9.	To transact such other business as may properly come before the Diversa annual meeting or any adjournment or postponement thereof.

The board of directors of Diversa has fixed [•], 2007 as the record date for the determination of stockholders entitled to notice of, and to vote at, the Diversa annual meeting and any adjournment or postponement thereof. Only holders of record of shares of Diversa common stock at the close of business on the record date are entitled to notice of, and to vote at, the Diversa annual meeting. At the close of business on the record date, Diversa had [•] shares of common stock outstanding and entitled to vote.

Your vote is important. The affirmative vote of the majority of shares of Diversa common stock having voting power present in person or represented by proxy at the Diversa annual meeting is required for approval of Diversa Proposal Nos. 1, 3, 4, 5 and 8. The affirmative vote of holders of a majority of the Diversa common stock having voting power outstanding on the record date for the Diversa annual meeting is required for approval of Diversa Proposal Nos. 6 and 7. The affirmative vote of a plurality of shares of Diversa common stock having voting power present in person or represented by proxy at the Diversa annual meeting is required to elect directors pursuant to Diversa Proposal No. 2.

Even if you plan to attend the Diversa annual meeting in person, Diversa requests that you sign and return the enclosed proxy to ensure that your shares will be represented at the Diversa annual meeting if you are unable to attend. If you sign, date and mail your proxy card without indicating how you wish to vote, your proxy will be counted as a vote in favor of Diversa Proposal Nos. 1 through 8. If you fail to return your proxy card and do not attend the Diversa annual meeting in person, the effect will be that your shares will not be counted for purposes of determining whether a quorum is present at the Diversa annual meeting and will count as a vote against Diversa Proposal Nos. 6 and 7. If you do attend the Diversa annual meeting and wish to vote in person, you may withdraw your proxy and vote in person. Please note, however, that if your shares are held of record by a broker, banks, or other nominees and you wish to vote at the meeting, you must obtain from the record holders a proxy issued in your name.

By Order of Diversa’s Board of Directors,

Edward T. Shonsey

Chief Executive Officer

San Diego, California

[•], 2007

THE DIVERSA BOARD OF DIRECTORS HAS DETERMINED AND BELIEVES THAT EACH OF THE PROPOSALS OUTLINED ABOVE IS ADVISABLE TO, AND IN THE BEST INTERESTS OF, DIVERSA AND ITS STOCKHOLDERS AND HAS APPROVED EACH SUCH PROPOSAL. THE DIVERSA BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT DIVERSA STOCKHOLDERS VOTE “FOR” EACH SUCH PROPOSAL.

CELUNOL CORP.

55 Cambridge Parkway

Cambridge, MA 02142

Fax: (617) 674-5353

NOTICE OF SPECIAL MEETING IN LIEU OF ANNUAL

MEETING OF STOCKHOLDERS

TO BE HELD ON [•], 2007

To the Stockholders of Celunol Corp.:

A special meeting in lieu of annual meeting of stockholders of Celunol Corp., or Celunol, will be held on [•], 2007 at the offices of Celunol’s corporate counsel, Bingham McCutchen LLP, 150 Federal Street, 16th Floor, Boston, MA 02110, for the following purpose:

1.	To consider and vote upon a proposal to approve the Agreement and Plan of Merger and Reorganization, dated as of February 12, 2007, by and among Diversa Corporation, Concord Merger Sub, Inc., Celunol and William Lese, as stockholders’ representative, a copy of which is attached as Annex A to the accompanying joint proxy statement/prospectus, pursuant to which Concord Merger Sub, Inc. will merge with and into Celunol and Celunol will become a wholly owned subsidiary of Diversa, and Celunol stockholders will become entitled to receive an aggregate of 15,000,000 shares of Diversa common stock, less the number of shares underlying outstanding Celunol options and warrants assumed by Diversa as part of the merger, and subject to reduction based on the amount by which the sum of Celunol’s indebtedness for borrowed money incurred on or before May 31, 2007 and its working capital (excluding transaction costs and accrued dividends on Celunol preferred stock) that is less than negative $1,500,000 at the time of closing is in excess of $20,000,000, giving effect to any such excess negative working capital as a positive number for purposes of making the calculation, as more fully described in the accompanying joint proxy statement/prospectus.

We will transact no other business at the special meeting, except such business as may properly be brought before the special meeting or any adjournment or postponement of it by the Celunol board of directors. Stockholders of record at the close of business on [•], 2007 are the stockholders entitled to vote at the special meeting and any such adjournments thereto.

We cannot complete the merger unless the merger agreement is approved by the affirmative vote of the holders of (a) a majority of the voting power represented by Celunol common stock and Celunol preferred stock, voting together as a single class, and (b) at least a majority of Celunol’s outstanding Series A Preferred Stock and Series C Preferred Stock, voting together as a single class. The joint proxy statement/prospectus accompanying this notice explains the merger and merger agreement and provides specific information concerning the special meeting. Please review this joint proxy statement/prospectus carefully.

THE CELUNOL BOARD OF DIRECTORS HAS UNANIMOUSLY DETERMINED THAT THE MERGER CONTEMPLATED BY THE MERGER AGREEMENT IS IN THE BEST INTERESTS OF CELUNOL AND ITS STOCKHOLDERS AND, ACCORDINGLY, UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” APPROVAL OF THE MERGER AGREEMENT.

Whether or not you plan to attend the special meeting, please complete, sign and date the enclosed proxy card and return it promptly in the enclosed envelope as soon as possible. You may revoke the proxy at any time prior to its exercise in the manner described in the joint proxy statement/prospectus. Any stockholder of record present at the special meeting, including any adjournment or postponement of it, may revoke his or her proxy and vote personally on the merger agreement. Executed proxies without specific voting instructions will be voted “FOR” approval of the merger agreement.

Please do not send any stock certificates at this time.

By Order of Celunol’s Board of Directors,

John R. Utzschneider

Secretary

Cambridge, Massachusetts

[•], 2007

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QUESTIONS AND ANSWERS ABOUT THE MERGER

The following section provides answers to frequently asked questions about the merger. This section, however, provides only summary information. For a more complete response to these questions and for additional information, please refer to the cross-referenced pages for applicable questions.

Q:	What is the merger?

A:	Diversa and Celunol have entered into an Agreement and Plan of Merger and Reorganization, dated as of February 12, 2007, which is referred to in this joint proxy statement/prospectus as the merger agreement. The merger agreement contains the terms and conditions of the proposed business combination of Diversa and Celunol. Under the merger agreement, Concord Merger Sub, Inc., a wholly owned subsidiary of Diversa, which is referred to in this joint proxy statement/prospectus as the merger sub, will merge into Celunol, with Celunol continuing as a wholly owned subsidiary of Diversa, which transaction is referred to as the merger. In connection with the closing of the merger, Celunol securityholders will be entitled to receive 15,000,000 shares of Diversa common stock in exchange for all equity securities of Celunol, including Celunol common stock and Celunol preferred stock and shares issuable under Celunol options and warrants that will be assumed by Diversa, subject to adjustment based on certain specified indebtedness and working capital tests for Celunol at the time of the closing of the merger as discussed further in this joint proxy statement/prospectus in the section entitled “The Merger—Merger Consideration and Adjustment” beginning on page 77.

Q:	Why are the two companies proposing to merge?

A:	Celunol and Diversa believe that the merger will result in a biofuels company with augmented capabilities to accelerate the development of the technology that would enable the combined company to produce cellulosic ethanol in commercial quantities. In addition, the companies anticipate that the resources of the combined company and experienced management team will position it well to focus on the scaled production of biofuels and cellulosic ethanol and other high-value chemicals, including butanol and fine and commodity chemicals. For a discussion of Diversa’s and Celunol’s reasons for the merger, please see the section entitled “The Merger—Reasons for the Merger” in this joint proxy statement/prospectus beginning on page 67.

Q: Why am I receiving this joint proxy statement/prospectus?

A:	You are receiving this joint proxy statement/prospectus because you have been identified as a stockholder of either Diversa or Celunol as of the applicable record date, and you are entitled to vote at such company’s stockholder meeting. This document serves as both a joint proxy statement of Diversa and Celunol, used to solicit proxies for the stockholder meetings, and as a prospectus of Diversa, used to offer shares of Diversa common stock in exchange for shares of Celunol common stock and preferred stock and warrants for Celunol common and preferred stock pursuant to the terms of the merger agreement. This joint proxy statement/prospectus contains important information about the merger and the stockholder meetings of Diversa and Celunol, and you should read it carefully.

Q: When do you expect the merger to be consummated?

A:	Diversa and Celunol anticipate that the consummation of the merger will occur sometime in the second quarter of 2007, but cannot predict the exact timing. For more information, please see the section entitled “The Merger Agreement—Conditions to the Completion of the Merger” on page 99 of this joint proxy statement/prospectus.

Q: What do I need to do now?

A:	Diversa and Celunol urge you to read this joint proxy statement/prospectus carefully, including its annexes, and to consider how the merger affects you.

If you are a Diversa stockholder, you may provide your proxy instructions in one of three different ways. First, you can mail your signed proxy card in the enclosed return envelope. Alternatively, you can provide your proxy instructions via touch-tone telephone by dialing the toll-free telephone number on your proxy card or voting instruction form. You may also provide your proxy instructions via the Internet by following the instructions on your proxy card or voting instruction form.

If you are a Celunol stockholder, you may only provide your proxy instructions by mailing your signed proxy card in the enclosed return envelope.

Please provide your proxy instructions only once and as soon as possible so that your shares can be voted at the annual meeting of Diversa stockholders or the special meeting of Celunol stockholders, as applicable.

Q:	What happens if I do not return a proxy card or otherwise provide proxy instructions?

A:	If you are a Diversa stockholder, the failure to return your proxy card or otherwise provide proxy instructions will have the same effect as voting against Diversa Proposal Nos. 6 and 7 and your shares will not be counted for purposes of determining whether a quorum is present at the Diversa annual meeting. If you are a Celunol stockholder, the failure to return your proxy card will have the same effect as voting against the approval of the merger agreement and your shares will not be counted for purposes of determining whether a quorum is present at the Celunol special meeting.

Q:	May I vote in person?

A:	If you are a stockholder of Diversa and your shares of Diversa common stock are registered directly in your name with Diversa’s transfer agent, you are considered to be the stockholder of record with respect to those shares, and the proxy materials and proxy card are being sent directly to you by Diversa. If you are a Diversa stockholder of record, you may attend the annual meeting of Diversa stockholders to be held on [•], 2007 and vote your shares in person. Even if you plan to attend the Diversa annual meeting in person, Diversa requests that you sign and return the enclosed proxy to ensure that your shares will be represented at the Diversa annual meeting if you are unable to attend.

If your shares of Diversa common stock are held, not in your name, but rather in a brokerage account or by another nominee, you are considered the beneficial owner of shares held in “street name,” and the proxy materials are being forwarded to you together with a voting instruction card. As the beneficial owner, you are also invited to attend the annual meeting of Diversa stockholders. Because a beneficial owner is not the stockholder of record, you may not vote these shares in person at the Diversa annual meeting unless you obtain a valid proxy from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the meeting.

If you are a stockholder of Celunol and your shares of Celunol common stock and preferred stock are registered directly in your name, you are considered to be the stockholder of record with respect to those shares and the proxy materials and proxy card are being sent directly to you by Celunol. If you are a Celunol stockholder of record, you may attend the special meeting of Celunol stockholders to be held on [•], 2007 and vote your shares in person.

Q:	If my Diversa shares are held in “street name” by my broker, will my broker vote my shares for me?

A:	Unless your broker has discretionary authority to vote on certain matters, your broker will not be able to vote your shares of Diversa common stock without instructions from you. Brokers are not expected to have discretionary authority to vote for Diversa Proposal Nos. 1, 4, 5, 6, 7 and 8. To make sure that your vote is counted, you should instruct your broker to vote your shares, following the procedure provided by your broker.

Q:	May I change my vote after I have submitted a proxy or provided proxy instructions?

A:

Diversa stockholders of record, other than those Diversa stockholders who have executed voting agreements and irrevocable proxies, may change their vote at any time before their proxy is voted at the Diversa annual meeting in one of three ways. First, a stockholder of record of Diversa can send a written notice to the Secretary of Diversa stating that it would like to revoke its proxy. Second, a stockholder of record of Diversa can submit new proxy instructions either on a new proxy card, by telephone or via the Internet. Third, a stockholder of record of Diversa can attend the Diversa annual meeting and vote in person. Attendance alone will not revoke a proxy. If a stockholder of record of Diversa has instructed a broker to vote its shares of Diversa common stock, the stockholder must follow directions received from its broker to change those instructions.

Celunol stockholders of record, other than those Celunol stockholders who have executed voting agreements and irrevocable proxies, may change their vote at any time before their proxy is voted at the Celunol special meeting by delivering to the Secretary of Celunol a signed notice of revocation or a later-dated signed proxy, or by attending the Celunol special meeting and voting in person. Attendance at the Celunol special meeting does not in itself constitute the revocation of a proxy.

Q:	Should I send in my stock certificates now?

A:	No. If you are a Celunol stockholder, after the merger is consummated, you will receive written instructions from the exchange agent for exchanging your certificates representing shares of Celunol capital stock for certificates representing shares of Diversa common stock. You will receive a cash payment for any fractional share.

Q:	Who is paying for this proxy solicitation?

A:	Diversa is paying the cost of soliciting proxies, including the printing and filing of this joint proxy statement/prospectus, the proxy card and any additional information furnished to stockholders. Diversa has engaged InvestorCom, Inc., a proxy solicitation firm, to solicit proxies from Diversa’s stockholders. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries who are record holders of Diversa common stock for the forwarding of solicitation materials to the beneficial owners of Diversa common stock. Diversa will reimburse these brokers, custodians, nominees and fiduciaries for the reasonable out-of-pocket expenses they incur in connection with the forwarding of solicitation materials.

Q:	Who can help answer my questions?

A:	If you are a Diversa stockholder and would like additional copies, without charge, of this joint proxy statement/prospectus or if you have questions about the merger, including the procedures for voting your shares, you should contact either:

InvestorCom, Inc.	Diversa Corporation
110 Wall Street	4955 Directors Place
New York, NY 10005	San Diego, CA 92121
Tel: (212) 668-9834	Tel: (858) 526-5000
Attn: Investor Relations

If you are a Celunol stockholder, and would like additional copies, without charge, of this joint proxy statement/prospectus or if you have questions about the merger, including the procedures for voting your shares, you should contact:

Celunol Corp.

55 Cambridge Parkway

Cambridge, MA 02142

Tel: (617) 674-5300

Attn: John A. McCarthy, Jr.

SUMMARY

This summary highlights selected information from this joint proxy statement/prospectus and may not contain all of the information that is important to you. To better understand the merger and the other proposals being considered at the Diversa annual meeting and Celunol special meeting, you should read this entire joint proxy statement/prospectus carefully, including the merger agreement, attached as Annex A, and the other documents to which you are referred herein. For more information, please see the section entitled “Where You Can Find More Information” beginning on page 218 of this joint proxy statement/prospectus. Page references are included in parentheses to direct you to a more detailed description of the topics presented in this summary.

The Companies

Diversa Corporation

4955 Directors Place

San Diego, CA 92121

(858) 526-5000

Since 1994, Diversa has pioneered the development of high-performance specialty enzymes for a variety of industrial applications. Diversa believes it possesses the world’s broadest array of enzymes derived from bio-diverse environments as well as patented DirectEvolution® technologies. Diversa employs its enzyme discovery and evolution technologies to enable higher throughput, lower costs, and improved environmental outcomes. In addition to Diversa’s internal and partnered research and development programs, Diversa has a portfolio of commercialized enzyme products that generated $15.9 million in revenues to Diversa in 2006, as well as several late-stage product candidates that either Diversa or its partners expect to launch in the next several years. While Diversa’s technologies have the potential to serve many large markets, its key areas of focus for internal product development are (i) integrated solutions for the production of cellulosic biofuels, such as cellulosic ethanol and (ii) specialty enzymes for: biofuels, specialty industrial processes, and health and nutrition. Diversa has formed alliances with market leaders, such as BASF, Bunge Oils, Cargill Health and Food Technologies, DSM, DuPont Bio-Based Materials, Syngenta AG, and Xoma, to complement its internal product development efforts. Diversa has two inactive subsidiaries, Innovase LLC and TNEWCO Inc.

Diversa was incorporated in Delaware in December 1992 under the name Industrial Genome Sciences, Inc. In August 1997 Diversa changed its name to Diversa Corporation. In January 2006, following a comprehensive review of its operations, Diversa announced a strategic reorganization designed to focus its resources on advancing Diversa’s most promising products and product candidates in three key areas: alternative fuels; specialty industrial processes; and health and nutrition. In January 2007, in connection with an announcement of Diversa’s refocused collaborative agreement with Syngenta, it announced a new strategy of vertical integration within biofuels to allow it to better capture the value that Diversa believes its technology will bring to this emerging market.

Celunol Corp.

55 Cambridge Parkway

Cambridge, MA 02142

617-674-5300

Celunol Corp. was incorporated in 1994 in Delaware, and is a privately-held company with corporate headquarters in Cambridge, Massachusetts. Celunol’s patented and proprietary technology and process know-how enables the production of fuel-grade ethanol from low-cost, abundant cellulosic biomass materials, such as agricultural and forestry wastes, dedicated energy crops, and wood. Celunol completed a significant upgrade of its pilot plant in Jennings, Louisiana, in February 2007 and is also building a 1.4 million gallons-per-year demonstration plant on the same site. Celunol believes that this is among the first demonstration-scale cellulosic ethanol facilities in the U.S., and currently expects this facility to be mechanically complete by year-end 2007.

Celunol owns exclusive worldwide rights to a number of uniquely designed micro-organisms, as well as exclusive worldwide rights to enzyme technology, that provide Celunol with the scientific foundation that it believes will enable it to develop and commercialize a high-yield and low-cost production process for cellulosic ethanol. Celunol owns or licenses 17 U.S. and 55 foreign patents and 7 U.S. and 53 foreign pending applications relating to its technology.

The production of ethanol from cellulosic biomass offers expected advantages over grain-based ethanol production including: low cost, abundant sources of feedstocks that have no competitive food use; lower susceptibility to volatile commodity price risks; and a better carbon-emissions profile that benefits the environment.

Celunol expects to derive its revenue by developing cellulosic ethanol production plants, either alone or with joint venture partners, and licensing its proprietary technology to others for use in cellulosic ethanol production plants. Celunol’s strategy is based on providing an integrated and proprietary solution for the cellulosic ethanol industry by exploiting its current and expected scientific research, process engineering and optimization, project development, project finance and enterprise risk management skills.

Today, under a technology transfer and license agreement, Marubeni Corp. and Tsukishima Kikai Co., Ltd., or TSK, operate a cellulosic ethanol pilot plant using Celunol’s proprietary technology and are in the process of start-up and commissioning a 1.4 million liters-per-year cellulosic ethanol plant in Osaka, Japan which utilizes Celunol’s proprietary technology. Celunol believes that this Marubeni/TSK plant will be the world’s first plant operating commercially to produce cellulosic ethanol from construction and demolition wood waste.

Summary of the Merger

If the merger is completed, merger sub will merge with and into Celunol, with Celunol continuing as a wholly owned subsidiary of Diversa. The number of shares of Diversa common stock that Celunol securityholders will be entitled to receive pursuant to the merger are expected to represent approximately 24% of the outstanding shares of the combined company immediately following the consummation of the merger.

This percentage assumes:

•	the exercise of all outstanding Celunol options and warrants; and

•

the sum of Celunol’s indebtedness for borrowed money incurred on or before May 31, 2007 and its working capital (excluding transaction costs and accrued dividends on Celunol preferred stock) that is less than negative $1,500,000 at the time of closing is not in excess of $20,000,000, giving effect to any such excess negative working capital as a positive number for purposes of making the calculation.

To the extent that the sum of Celunol’s indebtedness for borrowed money incurred on or before May 31, 2007 and negative working capital that is less than $1,500,000 at the time of closing is in excess of $20,000,000 as described above, the number of shares issuable by Diversa in connection with the merger will be reduced by an amount equal to such excess divided by $10, the value attributed to Diversa shares for purposes of this calculation.

For a more complete description of the merger and the number of shares being issued to holders of Celunol’s securities in connection with the merger, please see the section entitled “The Merger—Merger Consideration and Adjustment” beginning on page 77 of this joint proxy statement/prospectus.

The closing of the merger will occur no later than three business days after the last of the conditions to the merger has been satisfied or waived, or at another time as Celunol and Diversa agree. Diversa and Celunol anticipate that the consummation of the merger will occur sometime in the second quarter of 2007. However, because the merger is subject to a number of conditions, neither Diversa nor Celunol can predict exactly when the closing will occur or if it will occur at all.

Reasons for the Merger (see page 67)

The combined company resulting from the merger will be a biofuels/cellulosic ethanol company with augmented capabilities that Diversa and Celunol believe will accelerate the development of an economical process for producing cellulosic ethanol. Diversa and Celunol believe that the combined company will have the following potential advantages:

•

Diversa has developed key technologies and expertise in novel enzyme discovery, enzyme evolution and large scale enzyme production. The ability to develop and tailor novel enzyme cocktails to convert cellulosic biomass to fermentable sugars is considered to be one of the keys to producing cellulosic ethanol economically from a wide variety of feedstocks. Diversa and Celunol believe that the addition of Celunol’s assets, technologies and skills to Diversa’s technologies and expertise will both (i) provide important operating plant assets which will accelerate the testing and development of these novel enzyme cocktails and (ii) provide additional components for the accelerated development of biomass-based biorefineries using a variety of feedstocks and incorporating Diversa’s novel enzyme cocktails; and

•

Diversa and Celunol believe that Diversa’s technologies and expertise will provide differentiated, stable and economical enzyme cocktails tuned to each specific biomass feedstock and tailored for any pretreatment method. Diversa and Celunol believe that this ability to produce specific and economical enzyme cocktails, coupled with Celunol’s assets and strengths, will provide excellent synergy and help enable the combined company’s accelerated penetration of the biofuels marketplace.

Each of the boards of directors of Diversa and Celunol also considered other reasons for the merger, as described herein. For example, the board of directors of Diversa considered, among other things:

•

the potential multi-billion dollar market opportunity represented by the emerging cellulosic ethanol industry, the potential advantages for first movers within the industry, the benefits associated with the integration of Diversa’s and Celunol’s complementary businesses and strategies and the combined expertise of each company’s personnel, including the opportunity for the two companies to combine their technological resources to accelerate the development of enabling enzyme cocktails, provide integrated enzyme and process engineering solutions, develop and build a portfolio of commercial scale cellulosic ethanol production and other biomass facilities in the United States and abroad and to provide integrated biomass-to-ethanol processing;

•

the potential benefits associated with the integration of Diversa’s and Celunol’s complementary intellectual property assets, including the opportunity for the combined company to use existing proprietary technologies to attempt the scaled production of ethanol as well as other biofuels such as butanol and fine and commodity chemicals and to operate biorefineries using relatively inexpensive sugars to produce biofuels and other high-value chemicals;

•

the accelerated and greater opportunities for growth than Diversa would have operating independently and/or pursuing its strategy of vertical integration within biofuels independently or via a partnering approach; and

•

the greater control Diversa would have over, as well as the greater potential value Diversa would retain in, the process of developing novel enzyme cocktails to convert cellulosic biomass to fermentable sugars than Diversa would have via a partnering approach.

In addition, the Celunol board of directors approved the merger based on a number of factors, including the following:

•	information with respect to Celunol’s financial condition, results of operations, business, strategy, competitive position and business prospects, on both a historical and prospective basis; and

•

the potential benefits associated with the integration of Celunol and Diversa’s complementary businesses and strategies and the combined expertise of each company’s personnel, including the opportunity for the two companies to combine their technological resources to accelerate the development of enabling enzyme cocktails, provide integrated enzyme and process engineering solutions, develop and build a portfolio of commercial scale cellulosic ethanol production and other biomass facilities in the U.S. and abroad and to provide integrated biomass-to-ethanol processing.

Opinion of Diversa’s Financial Advisor (see page 73)

In connection with the merger, Diversa’s board of directors received a written opinion from UBS Securities LLC, or UBS, as to the fairness, from a financial point of view and as of the date of such opinion, to Diversa of the aggregate consideration to be paid by Diversa in the merger. The full text of UBS’ written opinion, dated February 11, 2007, is attached to this proxy statement/prospectus as Annex B. We encourage you to read this opinion carefully in its entirety for a description of the assumptions made, procedures followed, matters considered and limitations on the review undertaken. UBS’ opinion was provided to Diversa’s board of directors in its evaluation of the aggregate merger consideration from a financial point of view to Diversa, does not address any other aspect of the merger and does not constitute a recommendation to any stockholder as to how to vote or act with respect to the merger.

Overview of the Merger Agreement

Merger Consideration and Adjustment (see page 77)

In connection with the merger, and subject to adjustment as described below, Diversa will issue 15,000,000 shares of Diversa common stock to Celunol securityholders. Diversa stockholders will continue to own their existing shares of Diversa common stock. To the extent that the sum of Celunol’s indebtedness for borrowed money incurred on or before May 31, 2007 and working capital that is less than negative $1,500,000 at the time of closing is in excess of $20,000,000 as described above under “—Summary of The Merger,” the number of shares issuable by Diversa in connection with the merger will be reduced by an amount equal to such excess divided by $10, the value attributed to Diversa shares for purposes of this calculation.

At the effective time of the merger, all outstanding options to purchase Celunol common stock and warrants to purchase Celunol common stock and Celunol Series C preferred stock that are not exercised or terminated prior to the effective time will be assumed by Diversa.

For a more complete description of what holders of Celunol’s securities will be entitled to receive in the merger, please see the section entitled “The Merger —Merger Consideration and Adjustment” beginning on page 77 of this joint proxy statement/prospectus.

Conditions to Completion of the Merger (see page 99)

To consummate the merger, Diversa stockholders must approve the issuance of Diversa common stock, which requires the affirmative vote of the holders of a majority of the shares of Diversa common stock having voting power present in person or by proxy at the Diversa annual meeting. In addition, Celunol stockholders must approve the merger agreement, which requires the affirmative vote of (a) the holders of a majority of the shares of Celunol common stock and Celunol preferred stock on the record date and entitled to vote at the Celunol special meeting, voting as a single class on an as if converted to common stock basis, and (b) the holders of a majority of Celunol’s preferred stock outstanding on the record date and entitled to vote at the Celunol special meeting, voting as a single class on an as if converted to common stock basis.

In addition to obtaining stockholder approval and appropriate regulatory approvals, as described in “—Regulatory Approvals” below, each of the other closing conditions set forth in the merger agreement must be satisfied or waived. For a more complete description of the closing conditions under the merger agreement, please see the section entitled “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 99 of this joint proxy statement/prospectus.

No Solicitation (see page 101)

Subject to certain exceptions, each of Diversa and Celunol agreed that it and any of its subsidiaries will not, nor will it or any of its subsidiaries authorize or permit any of the officers, directors, employees, investment bankers, attorneys or accountants or other agents retained by it or any of its subsidiaries to, and it will use its commercially reasonable efforts to cause its and its subsidiaries’ non-officer employees and other agents and its directors’ and other agents’ affiliates not to, and will not authorize any of them to, directly or indirectly:

•

solicit, initiate, encourage, induce or knowingly facilitate the communication, making, submission or announcement of any “acquisition proposal,” as defined in the merger agreement, or “acquisition inquiry,” as defined in the merger agreement, or take any action that could reasonably be expected to lead to an acquisition proposal or acquisition inquiry;

•	furnish any information regarding such party to any person in connection with or in response to an acquisition proposal or acquisition inquiry;

•	engage in discussions or negotiations with any person with respect to any acquisition proposal or acquisition inquiry;

•	approve, endorse or recommend any acquisition proposal; or

•	execute or enter into any letter of intent or similar document or any contract contemplating or otherwise relating to any acquisition transaction.

Termination of the Merger Agreement (see page 107)

Either Diversa or Celunol can terminate the merger agreement under certain specified circumstances, which would prevent the merger from being consummated.

Termination Fee/Expenses Reimbursement (see page 108)

If the merger agreement is terminated under certain specified circumstances, either Diversa or Celunol will be required to pay the other party a termination fee of $6,000,000. In addition, if the merger agreement is terminated under certain specified circumstances, either Diversa or Celunol will be required to pay the other party its expenses incurred in connection with the transactions contemplated by the merger agreement.

Voting Agreements (see page 112)

Concurrent with the execution of the merger agreement, certain stockholders of Diversa and certain stockholders of Celunol entered into voting agreements. The voting agreements restrict the transfer of shares of Diversa stock, options, warrants and certain convertible promissory notes held by certain Diversa stockholders and the transfer of shares of Celunol stock, options, warrants and certain convertible promissory notes held by certain Celunol stockholders, subject to certain permitted exceptions, and include proxies granted by each party’s stockholders to the other party (i) in the case of the voting agreement signed by Celunol stockholders, to vote (a) up to an aggregate 35% of the voting power represented by Celunol common stock and Celunol preferred stock, voting together as a single class, and (b) up to an aggregate 35% of the voting power represented by Celunol’s outstanding Series A preferred stock and Series C preferred stock, voting together as a single class, in each case in favor of approving the merger and related transactions and against any actions that could adversely affect the closing of the merger, and (ii) in the case of the voting agreement signed by Diversa stockholders, to vote all shares held by such holders in favor of approval of, among other things, the issuance of shares of Diversa common stock in the merger and related transactions and against any actions that could adversely affect the closing of the merger.

As of March 1, 2007, the stockholders of Celunol that entered into the voting agreement collectively owned 4,403,730 shares of common stock of Celunol and 25,390,531 shares of preferred stock of Celunol, representing approximately 78.3% of the outstanding common stock of Celunol and approximately 80.7% of the outstanding preferred stock of Celunol. All of these stockholders are executive officers, directors, or major stockholders of Celunol, or entities affiliated with such persons.

As of March 1, 2007, the stockholders of Diversa that entered into the voting agreement collectively owned 9,018,854 shares of common stock of Diversa, representing approximately 18.6% of the outstanding common stock of Diversa. All of these stockholders are executive officers, directors, or major stockholders of Diversa, or entities affiliated with such persons.

Lock-up Agreements (see page 113)

Concurrent with the execution of the merger agreement, certain stockholders of Celunol executed lock-up agreements with Diversa, pursuant to which such holders have agreed not to sell, assign or otherwise transfer any of the shares of Diversa common stock received by each such holder following the closing of the merger, subject to certain permitted exceptions, during the period starting on the closing date of the merger and ending on the earlier of 180 days following the closing of the merger or December 1, 2007. Similarly, concurrent with the execution of the merger agreement, certain stockholders of Diversa executed lock-up agreements with Diversa, pursuant to which such holders have agreed not to sell, assign or otherwise transfer the shares of Diversa stock owned by each such holder at the time of the closing of the merger, subject to certain permitted exceptions, during the period starting on the closing date of the merger and ending on the earlier of 180 days following the closing of the merger or December 1, 2007.

As of March 1, 2007, the stockholders of Celunol that entered into lock-up agreements collectively owned 3,603,730 shares of common stock of Celunol and 23,900,548 shares of preferred stock of Celunol, representing approximately 64.1% of the outstanding common stock of Celunol and approximately 75.9% of the outstanding preferred stock of Celunol. All of these stockholders are executive officers, directors, or major stockholders of Celunol, or entities affiliated with such persons.

As of March 1, 2007, the stockholders of Diversa that entered into lock-up agreements collectively owned 8,205,309 shares of common stock of Diversa, representing approximately 17.0% of the outstanding common stock of Diversa. All of these stockholders are entities affiliated with directors of Diversa.

Promissory Note (see page 113)

In accordance with the terms of the merger agreement, on February 12, 2007, Celunol issued to Diversa an unsecured promissory note pursuant to which Diversa has agreed to lend Celunol up to $20,000,000. Any principal outstanding under the promissory note accrues interest at 9% per annum. The promissory note permits Celunol to draw down one-third of the aggregate $20,000,000 available under the note during each of the following three periods: on or before March 10, 2007; between March 10, 2007 and April 20, 2007; and after April 20, 2007; and any amounts not borrowed in any one period will be made available for borrowing in subsequent periods. Under the terms of the promissory note, to the extent that Celunol has borrowed the full

$20,000,000 under the note and desires to borrow additional funds, Diversa has a right of first refusal to be the lender for any such additional borrowings. To the extent that Diversa does not exercise its right of first refusal, Diversa has agreed to be subordinated to any loans with third parties that Celunol subsequently receives. In addition, if the merger agreement terminates, any amounts borrowed under the promissory note will be fully subordinated to any other indebtedness for borrowed money that Celunol may incur following such termination. The promissory note includes provisions for acceleration of the outstanding principal and interest under such note in the event that, among other things, a termination fee becomes payable by Celunol to Diversa pursuant to the merger agreement. In addition, in the event that the merger does not close and the merger agreement has been terminated, and Celunol completes an equity financing with total proceeds to Celunol of at least $25,000,000, not including the conversion of the promissory note or other debt, in connection with such financing, then 50% of amounts owed under the note shall automatically convert into the equity securities issued by Celunol in the financing.

Management Following the Merger (see page 186)

The combined company’s board of directors is expected to consist of a total of six current Diversa directors and three current Celunol directors. The Celunol directors who would join the combined company’s board of directors are: Michael Zak, who would be appointed to serve until the 2008 annual meeting of the combined company’s stockholders, Joshua Ruch, who would be appointed to serve until the 2009 annual meeting of the combined company’s stockholders, and Carlos A. Riva, who would be appointed to serve until the 2010 annual meeting of the combined company’s stockholders. Additionally, subject to the execution of employment agreements with Diversa, Carlos A. Riva, the President and Chief Executive Officer of Celunol, will become the President, Chief Executive Officer and a director of the combined company, and John A. McCarthy, Jr., the Executive Vice President and Chief Financial Officer of Celunol, will become the combined company’s Chief Financial Officer. John R. Malloy, Jr., an Executive Vice President of Celunol, is expected to become an executive officer of the combined company.

Carlos A. Riva Employment Letter Agreement (see page 114)

Pursuant to the terms of a letter agreement between Diversa and Mr. Riva executed concurrently with the execution of the merger agreement, Diversa and Mr. Riva have agreed to negotiate expeditiously and in good faith the terms of an employment agreement between Mr. Riva and Diversa. If, notwithstanding such efforts, Mr. Riva and Diversa are unable to agree on the terms of an employment agreement, then Mr. Riva has agreed to accept the terms of employment as President and Chief Executive Officer of the combined company outlined in a proposed employment agreement which, if it becomes operative, would be entered into in connection with the closing of the merger. Diversa has agreed that if Mr. Riva enters into the proposed employment agreement, the condition to closing in the merger agreement related to Mr. Riva’s execution of an employment agreement with Diversa would be satisfied.

Interests of Diversa’s Directors and Executive Officers in the Merger (see page 83)

In considering the recommendation of the Diversa board of directors with respect to issuing shares of Diversa common stock pursuant to the merger agreement and the other matters to be acted upon by Diversa stockholders at the Diversa annual meeting, Diversa stockholders should be aware that certain members of the board of directors and executive officers of Diversa have interests in the merger that may be different from, or in addition to, interests they may have as Diversa stockholders. For example, you should be aware that certain Diversa directors have affiliations with Celunol. Specifically, Mark Leschly, a director of Diversa, is a managing partner of Rho Capital Partners, Inc., which has affiliates that are Diversa stockholders and, as of March 1, 2007, in the aggregate owned or had the right to acquire 1,707,543 shares of Diversa common stock. Rho Capital Partners, Inc. also has affiliates that are Celunol securityholders and in the aggregate own or have the right to acquire 2,482 shares of Celunol common stock and 7,310,063 shares of Celunol preferred stock which is equal to approximately 17.9% of Celunol’s outstanding voting stock as of March 1, 2007 on an as-converted basis. Assuming that the exchange ratio price, as calculated pursuant to the merger agreement, is $8.00, and that the total number of remaining shares issuable to Celunol securityholders in connection with the merger after satisfaction of the Celunol Series C preferred stockholders’ and the Celunol Series A preferred stockholders’ preferred returns is 10,696,452, and Celunol’s fully diluted and fully converted outstanding common stock immediately prior to the closing of the merger is 55,598,744 shares, the affiliates of Rho Capital Partners, Inc. that are Celunol securityholders, and which are affiliated with Mr. Leschly by virtue of his position as (i) a managing partner of Rho Capital Partners, Inc., the investment advisor to Rho Management Trust I, (ii) a managing member of the general partner of Rho Ventures IV, L.P. and Rho Ventures IV (QP), L.P. and (iii) a managing director of the general partner of Rho Ventures IV GmbH & Co. Beteiligungs KG, will be entitled to receive up to approximately 2,650,000 shares of Diversa common stock and warrants to purchase up to 72,000 shares of Diversa common stock in connection with the closing of the merger by virtue of being Celunol securityholders. In addition, Joshua Ruch, a director of Celunol, is also affiliated with Rho Capital Partners, Inc., which is in turn affiliated with Celunol securityholders, and was also formerly a member of the Diversa board of directors. Upon the closing of the merger, both Mr. Ruch and Mr. Leschly will serve on the board of directors of the combined company. Furthermore, James Cavanaugh, a director of Diversa and chairman of the Diversa board of directors, is a general partner in several HealthCare Ventures limited partnerships whose limited partners include certain affiliates of Mr. Leschly and Mr. Ruch, by virtue of their positions as managing partners of Rho Capital Partners, Inc. The interests of Diversa’s directors and executive officers are discussed in greater detail in the section entitled “The Merger – Interests of Diversa’s Directors and Executive Officers in the Merger” beginning on page 83 in this joint proxy statement/prospectus.

In addition, as of March 1, 2007, all directors and executive officers of Diversa, together with their affiliates, beneficially owned 21.6% of the shares of Diversa common stock. At the time of the execution of the merger agreement, Diversa also entered into employee retention and severance agreements, under the terms of which retention incentive bonuses may be paid to certain Diversa executive officers in the aggregate totaling $772,075. Under the terms of these agreements, these officers’ outstanding restricted stock awards and options to acquire Diversa common stock will continue to vest while they are employed by Diversa. Following their termination of employment with Diversa, provided that these officers do not engage in certain prohibited actions following their termination, Diversa will continue to allow vesting of their respective restricted stock awards, and with respect to one executive, his stock options, on a quarterly basis over the two year period following termination. Additionally, certain Diversa officers and employees were granted restricted stock bonus awards for an aggregate of 100,000 shares of Diversa common stock under Diversa’s 1997 Equity Incentive Plan, 25% of which vested upon execution of the merger agreement and 25% of which will vest upon the closing of the merger. If the merger is consummated, the remaining 50% of these shares will vest in equal quarterly installments over the succeeding eight calendar quarters following the closing of the merger.

Interests of Celunol’s Directors and Executive Officers in the Merger (see page 87)

In considering the recommendation of the Celunol board of directors with respect to approval of the merger agreement by Celunol’s stockholders at the Celunol special meeting, Celunol’s stockholders should be aware that certain members of the board of directors and executive officers of Celunol have interests in the merger that may be different from, or in addition to, the interests of Celunol’s stockholders. For example, certain directors of Celunol will become directors of the combined company following the merger and Mr. Riva, the President and Chief Executive Officer of Celunol, will become the President, Chief Executive Officer and a director of the combined company, John A. McCarthy, Jr., the Executive Vice President and Chief Financial Officer of Celunol, will become the combined company’s Chief Financial Officer, and John R. Malloy, Jr., an Executive Vice President of Celunol is expected to become an executive officer of the combined company, as described above under “—Management Following the Merger.” As of March 1, 2007, all directors and executive officers of Celunol, together with their affiliates, beneficially owned 60.0% of the shares of Celunol common stock and

Celunol preferred stock. Furthermore, under the terms of the merger agreement, at the effective time of the merger, each outstanding and unexercised option to purchase shares of Celunol common stock, whether vested or unvested, will be assumed by Diversa and will become an option to acquire, on the same terms and conditions as were applicable under the stock option agreement by which such option is evidenced and the stock option plan under which such option was issued, an option to purchase shares of Diversa common stock. Celunol’s current executive officers and directors, as of March 1, 2007, own in the aggregate 2,146,070 vested and unvested options to purchase Celunol common stock. In addition, pursuant to their respective restricted stock agreements, in the event of a change in control of Celunol, which would include the merger, 50% of each of Mr. Riva’s and Mr. McCarthy’s unvested shares would automatically vest upon the change in control and the other 50% of such unvested shares would vest upon the earlier of (1) termination of their respective employment without “cause” or by them for “good reason” and (2) the first anniversary of the change in control. In addition, Celunol’s board of directors may at their discretion decide to put in place incentive compensation arrangements tied to the completion of the merger, and these bonus arrangements may include bonus payments to Messrs. Riva, McCarthy and Malloy.

Also, in considering the recommendation of the Celunol board of directors you should be aware that certain Celunol directors have affiliations with Diversa. Joshua Ruch, a director of Celunol, is a managing partner of Rho Capital Partners, Inc. along with Mr. Leschly, a Diversa director, and was himself formerly a member of the Diversa board of directors. Furthermore, the merger agreement provides that, following the merger, the combined company will initially have three members of Celunol’s current board of directors.

For a period of six years following the effective time of the merger, the combined company will not change the provisions Celunol’s certificate of incorporation or bylaws as in effect on the date of the merger agreement related to indemnification of persons entitled to indemnification pursuant to such provisions, including Celunol’s directors and executive officers, in any manner that adversely affects the rights of such individuals. The merger agreement also provides that the combined company may extend coverage under Celunol’s directors’ and officers’ liability insurance policy covering the directors and officers of Celunol as of the date of the merger agreement by obtaining a six-year “tail” policy, if the “tail” policy does not cost more than $75,000 in the aggregate, covers the surviving corporation in the merger as the successor to Celunol and does not contain any exclusions for securities laws or corporate transactions such as the merger.

Stock Options and Warrants (see page 81)

All outstanding options to purchase Celunol common stock and warrants to purchase Celunol common stock or Celunol preferred stock will be assumed by Diversa in the merger and will become exercisable for shares of Diversa common stock based on the conversion calculations discussed in the section entitled “The Merger—Stock Options and Warrants” beginning on page 81 in this joint proxy statement/prospectus.

Material United States Federal Income Tax Consequences of the Merger (see page 90)

Each of Celunol and Diversa expects the merger to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, or the Code, and it is a closing condition to the merger that Diversa and Celunol receive opinions of their respective counsel regarding such qualification. Assuming the merger’s qualification as a reorganization, Celunol stockholders generally will not recognize gain or loss for United States federal income tax purposes upon the exchange of shares of Celunol common stock for shares of Diversa common stock and the exchange of shares of Celunol preferred stock for shares of Diversa common stock, except with respect to cash received in lieu of fractional shares of Diversa common stock and except for Celunol stockholders who exercise their appraisal rights with respect to the merger. Tax matters are very complicated, and the tax consequences of the merger to a particular stockholder will depend in part on such stockholder’s circumstances. Accordingly, you are urged to consult your own tax advisor for a full understanding of the tax consequences of the merger to you, including the applicability and effect of federal, state, local and foreign income and other tax laws.

Risk Factors (see page 20)

Both Diversa and Celunol are subject to various risks associated with their businesses and their industries. In addition, the merger, including the possibility that the merger may not be completed, poses a number of risks to each company and its respective stockholders, including the following risks:

•	some of Diversa’s and Celunol’s officers and directors have interests that are different than your interest that may influence them to support or approve the merger;

•

the merger consideration to be received by Celunol’s securityholders as a group is not adjustable based on the market price of Diversa common stock, and if the market price of Diversa’s common stock declines, the value of the shares of Diversa common stock that Celunol securityholders will be entitled to receive pursuant to the merger could be significantly lower;

•	failure to complete the merger may result in Diversa or Celunol paying a termination fee to the other and could harm Diversa’s or Celunol’s common stock price and future business and operations;

•

the merger may be completed even though material adverse changes may result from the announcement of the merger, industry-wide changes and other causes, which could result in a decline in the combined company’s stock price and reduce the value of the merger to Celunol’s securityholders;

•

Celunol may borrow up to $20 million from Diversa under the promissory note, and failure to complete the merger would subject Diversa to Celunol’s credit risk for up to that amount plus accrued interest, which Celunol may not be able to repay or, if Celunol is able to enter into alternative financial arrangements, could cause up to 50% of amounts outstanding under the promissory note to be converted into Celunol equity;

•	Diversa, based in part on its lending commitment to Celunol, may not be able to continue as a going concern during 2007 without access to additional working capital;

•

completion of the merger requires receipt of financing for the post-closing combined company and there can be no assurance that such financing will be obtained or obtained on terms satisfactory to the combined company;

•	the market price of the combined company’s common stock may decline as a result of the merger;

•	Diversa and Celunol stockholders may not realize a benefit from the merger commensurate with the ownership dilution they will experience in connection with the merger; and

•	during the pendency of the merger, Diversa and Celunol may not be able to enter into a business combination with another party at a favorable price because of restrictions in the merger agreement.

The risks and other risks are discussed in greater detail under the section entitled “Risk Factors” beginning on page 20 of this joint proxy statement/prospectus. Diversa and Celunol both encourage you to read and consider all of these risks carefully.

Regulatory Approvals (see page 89)

Diversa and Celunol have each agreed to use commercially reasonable efforts in order to obtain all regulatory approvals required in order to consummate the merger. These approvals include antitrust filings with the United States Department of Justice, which is referred to in this joint proxy statement/prospectus as the DOJ, and the United States Federal Trade Commission, which is referred to in this joint proxy statement/prospectus as the FTC, to be submitted by Diversa and Celunol pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, which is referred to in this joint proxy statement/prospectus as the HSR Act, and expiration or termination of the required waiting periods. Diversa and Celunol also expect to file notices with antitrust and competition authorities in other jurisdictions to the extent any such filings are required. Although neither Diversa nor Celunol expect regulatory authorities to raise any significant objections in connection with their review of the merger, neither Diversa nor Celunol can assure you that they will obtain all required regulatory approvals or that these regulatory approvals will not contain terms, conditions or restrictions that would be detrimental to the combined company after the completion of the merger.

In the United States, Diversa must comply with applicable federal and state securities laws and the rules and regulations of the NASDAQ Stock Market in connection with the issuance of shares of Diversa common stock and the filing of this joint proxy statement/prospectus with the Securities and Exchange Commission. As of the date hereof, the registration statement of which this joint proxy statement/prospectus is a part has not become effective. For more information about approvals or clearances from regulatory authorities that are required in order to consummate the merger, see the section entitled “The Merger—Regulatory Approvals Required for the Merger” beginning on page 89 of this joint proxy statement/prospectus.

Appraisal Rights (see page 94)

Under Delaware law, Celunol stockholders are entitled to appraisal rights in connection with the merger. Holders of Diversa common stock are not entitled to appraisal rights in connection with the merger. For more information about appraisal rights, see the provisions of Section 262 of the Delaware General Corporation Law, which is referred to in this joint proxy statement/prospectus as the DGCL, attached to this joint proxy statement/prospectus as Annex C, and the section entitled “The Merger—Appraisal Rights” beginning on page 94 of this joint proxy statement/prospectus.

Comparison of Stockholder Rights (see page 206)

Both Diversa and Celunol are incorporated under the laws of the State of Delaware and, accordingly, the rights of the stockholders of each are currently, and will continue to be, governed by the DGCL. If the merger is completed, Celunol stockholders will become stockholders of Diversa, and their rights will be governed by the DGCL, the certificate of incorporation of Diversa and the bylaws of Diversa. The rights of Diversa stockholders contained in the certificate of incorporation and bylaws of Diversa differ from the rights of Celunol stockholders under the certificate of incorporation and bylaws of Celunol, as more fully described under the section entitled “Comparison of Rights of Holders of Diversa Stock and Celunol Stock” beginning on page 206 of this joint proxy statement/prospectus.

Approval of the Diversa 2007 Equity Incentive Plan (see page 124)

Diversa stockholders are being asked to approve the adoption of the Diversa 2007 Equity Incentive Plan. The affirmative vote of the holders of a majority of the Diversa common stock having voting power present in person or represented by proxy at the Diversa annual meeting is required for approval of Diversa Proposal No. 4. See “Matters Being Submitted To A Vote Of Diversa Stockholders—Diversa Proposal No. 4: Approval of Diversa 2007 Equity Incentive Plan” beginning on page 124 of this joint proxy statement/prospectus for detailed information regarding Diversa Proposal No. 4.

Amendment to the Diversa Employee Stock Purchase Plan (see page 137)

Diversa stockholders are being asked to approve an amendment to the Diversa Employee Stock Purchase Plan to increase the number of shares of Diversa common stock authorized for issuance under that plan by 1,500,000 shares. The affirmative vote of the holders of a majority of the Diversa common stock having voting power present in person or represented by proxy at the Diversa annual meeting is required for approval of Diversa Proposal No. 5. See “Matters Being Submitted To A Vote Of Diversa Stockholders—Diversa Proposal No. 5: Amendment of Diversa Employee Stock Purchase Plan” beginning on page 137 of this joint proxy statement/prospectus for detailed information regarding Diversa Proposal No. 5.

SELECTED HISTORICAL AND UNAUDITED PRO FORMA

COMBINED CONDENSED FINANCIAL DATA

The following tables present summary historical financial data for Diversa and Celunol, summary unaudited pro forma combined condensed financial data for Diversa and Celunol, and comparative historical and unaudited pro forma per share data for Diversa and Celunol.

Selected Historical Consolidated Financial Data of Diversa

The selected financial data as of December 31, 2006 and 2005 and for the years ended December 31, 2006, 2005 and 2004, are derived from Diversa’s U.S. GAAP financial statements, which have been audited by Ernst & Young LLP, Diversa’s independent registered public accounting firm, and are incorporated by reference in this joint proxy statement/prospectus. Ernst & Young LLP’s report on the consolidated financial statements for the year ended December 31, 2006, which is incorporated by reference, includes an explanatory paragraph which describes an uncertainty about Diversa’s ability to continue as a going concern. The selected financial data as of December 31, 2004, 2003 and 2002 and for the years ended December 31, 2003 and 2002, are derived from Diversa’s U.S. GAAP financial statements, which have been audited by Ernst & Young LLP, independent registered public accounting firm, not incorporated by reference or included in this joint proxy statement/prospectus. The financial data should be read in conjunction with Diversa’s “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Diversa’s financial statements and related notes that are incorporated by reference in this joint proxy statement/prospectus. The historical results are not necessarily indicative of results to be expected in any future period.

	Years Ended December 31,
	2006	2005	2004	2003	2002
	(In thousands, except per share data)
Statement of Operations Data:
Collaborative revenue	$30,014	34,392	41,897	41,980	30,276
Grant revenue	3,317	10,079	10,241	3,923	1,047
Product related revenue	15,867	9,832	5,412	3,056	332

Total revenue	49,198	54,303	57,550	48,959	31,655
Operating expenses
Cost of product-related revenue	12,914	10,662	3,698	2,997	66
Research and Development	50,033	72,276	73,405	70,657	50,096
Write off of acquired in-process research and development	—	—	—	19,478	—
Selling, general and administrative	14,800	12,588	11,607	12,181	10,269
Amortization of acquired intangible assets	—	2,602	2,598	2,290	156
Restructuring charges	12,026	—	—	—	—
Non-cash, stock based compensation	—	877	—	131	701
Asset impairment charges	—	45,745	—	—	—

Total operating expenses	89,773	144,750	91,308	107,734	61,288
Operating loss	(40,575)	(90,447)	(33,758)	(58,775)	(29,633)
Interest and other income, net	1,304	729	333	1,079	1,646

Net loss	$(39,271)	(89,718)	(33,425)	(57,696)	(27,987)

Net loss per share, basic and diluted	$(0.85)	(2.04)	(0.77)	(1.39)	(0.79)

Weighted average shares outstanding (in thousands)	46,474	44,064	43,416	41,592	35,650

	As of December 31,
	2006	2005	2004	2003	2002
	(In thousands)
Selected Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments	$51,912	$65,428	$98,193	$127,483	$163,096
Working capital	40,440	53,753	82,931	104,609	142,394
Total assets	79,905	98,069	184,056	221,323	197,197
Long-term debt, less current portion	3,724	6,332	8,825	10,131	11,884
Total stockholders’ equity	42,916	64,804	150,946	181,443	157,315

Selected Historical Consolidated Financial Data of Celunol

The selected consolidated financial data set forth below with respect to Celunol’s consolidated statements of operations for the years ended December 31, 2006 and 2005, and with respect to its balance sheets at December 31, 2006 and 2005 are derived from its consolidated financial statements that have been audited by Grant Thornton LLP, which are included elsewhere in this report, and are qualified by reference to such consolidated financial statements. The selected consolidated financial data set forth below with respect to Celunol’s consolidated statement of operations for the year ended December 31, 2004, and with respect to its balance sheet data as of December 31, 2004, are derived from its audited consolidated financial statements that are not included in this report. The selected consolidated financial data set forth below with respect to Celunol’s unaudited consolidated statement of operations data for the years ended December 31, 2003 and 2002 and the unaudited balance sheet data as of December 31, 2003 and 2002, are derived from Celunol’s accounting records. The selected financial information set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Celunol’s consolidated financial statements and related notes appearing elsewhere in this report.

	Years Ended December 31,
	2006	2005	2004	2003	2002
	(in thousands)
Statement of Operations Data:
Grants	$3	$1,050	$10	$41	$23
License fees	271	233	233	233	233

Total revenue	274	1,283	243	274	256
Operating expenses:
Research and development	4,047	2,532	1,305	1,355	1,723
Asset impairment	—	—	3,881	—	—
Selling, general and administrative	4,415	2,493	2,667	1,872	2,304

Total expenses	8,462	5,025	7,853	3,227	4,027

Loss from operations	(8,188)	(3,742)	(7,610)	(2,953)	(3,771)
Gain on debt restructuring and extinguishment	—	325	3,006	—	—
Gain on sale of assets	411	—	—	—	—
Interest income and (expense), net	(38)	(965)	(805)	(6)	(7)

Net loss before income taxes	(7,815)	(4,382)	(5,409)	(2,959)	(3,778)
Income tax expense	(1)	(51)	—	—	—

Net loss after tax	(7,816)	(4,433)	(5,409)	(2,959)	(3,778)
Dividends accrued	(188)	—	—	—	—

Net loss after tax and accrued dividends	$(8,004)	$(4,433)	$(5,409)	$(2,959)	$(3,778)

	As of December 31,
	2006	2005	2004	2003	2002
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$3,590	$3,827	$3,100	$29	$41
Working capital deficit	(1,294)	(3,621)	(15,945)	(17,347)	(14,192)
Total assets	11,637	5,564	3,876	4,701	4,753
Total stockholders’ equity (deficit)	2,095	(5,343)	(18,819)	(15,451)	(12,492)

Selected Unaudited Pro Forma Combined Condensed Consolidated Financial Data of Diversa and Celunol

The merger will be accounted for under the purchase method of accounting, which means the assets and liabilities of Celunol will be recorded, upon completion of the merger, at their respective fair values and added to those of Diversa.

The following selected unaudited pro forma combined condensed consolidated financial data has been derived from and should be read with the Unaudited Pro Forma Combined Condensed Consolidated Financial Statements and related notes on page 198 through page 205 of this joint proxy statement/prospectus. This information is based on the historical balance sheets and related historical statements of operations of Diversa and Celunol giving effect to the proposed merger using the purchase method of accounting as if the merger had been completed on January 1, 2006 for statement of operations purposes and as of December 31, 2006 for balance sheet purposes. The unaudited pro forma combined condensed financial data is based on the estimates and assumptions set forth in the notes to the Unaudited Pro Forma Combined Condensed Consolidated Financial Statements, which are preliminary and have been made solely for the purposes of developing such pro forma information. The selected unaudited pro forma combined condensed financial data are presented for illustrative purposes only and are not necessarily indicative of the combined financial position or results of operations of future periods or the results that actually would have been realized had the entities been a single entity during these periods.

For the Year Ended December 31, 2006
(in thousands)
Unaudited Pro Forma Combined Condensed Consolidated Statement of Operations Data:
Total revenues	$49,472
Cost of product-related revenue	12,914
Research and development	54,290
Selling, general and administrative	19,442
Restructuring charges	12,026
Total operating expenses	98,672
Interest income, net	1,693
Net loss	(47,508)

As of December 31, 2006
(in thousands)
Unaudited Pro Forma Combined Condensed Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments	$55,502
Working capital	36,124
Total assets	193,168
Deferred revenue	8,016
Notes payable, less current portion	3,724
Stockholders’ equity	144,355

Comparative Historical and Unaudited Pro Forma Per Share Data

The information below reflects the historical net loss and book value per share of Diversa common stock in comparison with the unaudited pro forma net loss and book value per share after giving effect to the proposed merger using the purchase method of accounting as if the merger had been completed on January 1, 2006 for income statement purposes and as of December 31, 2006 for balance sheet purposes.

You should read the tables below in conjunction with the audited financial statements and related notes of Diversa incorporated by reference in this joint proxy statement/prospectus, the audited financial statements and related notes of Celunol included on page 222 through 250 of this joint proxy statement/prospectus, and the Unaudited Pro Forma Combined Condensed Consolidated Financial Statements and related notes on page 198 through page 205 of this joint proxy statement/prospectus.

DIVERSA

Year Ended December 31, 2006
Historical Per Common Share Data:
Net loss per common share—basic and diluted	$(0.85)
Book value per share	$0.92

Year Ended December 31, 2006
Unaudited Pro Forma – Combined Diversa Per Share Data:
Net loss per combined share—basic and diluted	$(0.79)
Book value per combined share	$2.39

MARKET PRICE AND DIVIDEND INFORMATION

Diversa common stock is listed on the NASDAQ Stock Market under the symbol “DVSA.” The following table presents, for the periods indicated, the range of high and low per share sales prices for Diversa common stock as reported on the NASDAQ Stock Market for each of the periods set forth below. Celunol is a private company and its common stock and preferred stock are not publicly traded.

Diversa Common Stock

	High	Low
Year Ended December 31, 2005
First Quarter	$8.80	$4.96
Second Quarter	$5.86	$4.65
Third Quarter	$6.25	$4.55
Fourth Quarter	$5.91	$4.55
Year Ended December 31, 2006
First Quarter	$9.20	$4.76
Second Quarter	$11.84	$8.40
Third Quarter	$10.50	$6.44
Fourth Quarter	$11.98	$7.53
Year Ending December 31, 2007
First Quarter (through March 16, 2007)	$11.39	$6.56

Because the market price of Diversa common stock is subject to fluctuation, the market value of the shares of Diversa common stock that Celunol securityholders will be entitled to receive in the merger may increase or decrease.

As of March 1, 2007, Diversa had approximately 155 holders of record of its common stock. As of March 1, 2007, Celunol had approximately 224 holders of record of its common stock and approximately 45 holders of record of its preferred stock. For detailed information regarding the beneficial ownership of certain stockholders of the combined company upon consummation of the merger, see the section entitled “Principal Stockholders of the Combined Company” beginning on page 217 of this joint proxy statement/prospectus.

Dividends

Diversa has never declared or paid any cash dividends. Celunol has never declared or paid any cash dividends, although shares of Celunol preferred stock are entitled to certain accumulated dividends that have accrued in connection with certain rights and preferences related to that preferred stock that will be satisfied and extinguished upon the closing of the merger. If the merger is not consummated, the board of directors of each of Diversa and Celunol presently intends to continue a policy of retaining all earnings to finance the expansion of its business, subject in the case of Celunol, to its obligations to its preferred stockholders. Following the merger, it is expected that the board of directors of the combined company will continue the policy of not paying cash dividends in order to retain any earnings for reinvestment in the business of the combined company. Any future determination to pay cash dividends will be at the discretion of the combined company’s board of directors and will depend upon its financial condition, operating results, capital requirements, any applicable contractual restrictions and such other factors as such board of directors deems relevant.

RISK FACTORS

In addition to the other information included in or incorporated by reference in this joint proxy statement/prospectus, you should carefully consider the material risks described below before deciding how to vote your shares.

Risks Related to the Merger

Obtaining required approvals and satisfying closing conditions may delay or prevent completion of the proposed transaction.

Completion of the proposed merger is conditioned upon, among other things, the receipt of all consents and approvals of all governmental authorities required for consummation of the proposed transaction. The requirement for these approvals could delay or prevent the completion of the proposed transaction. In addition, antitrust authorities may impose conditions in connection with the proposed transaction that may adversely affect the combined company’s operations after consummation of the merger. Moreover, notwithstanding the expiration of the waiting period under the HSR Act, the FTC, the DOJ, a state or a private person or entity could seek, under federal or state antitrust laws, among other things, to enjoin or rescind the proposed transaction. For more information about approvals or clearances from regulatory authorities that are required in order to consummate the merger, see the section entitled “The Merger—Regulatory Approvals Required for the Merger” beginning on page 89 of this joint proxy statement/prospectus. It cannot be assumed that these consents and approvals will be obtained, or that their terms, conditions and timing will not be detrimental to Diversa or Celunol.

If the conditions to the merger are not met, the merger will not occur.

Even if the merger is approved by the stockholders of Diversa and Celunol, specified conditions must be satisfied or waived to complete the merger. These conditions are described in detail in the merger agreement. Neither Diversa nor Celunol can assure you that all of the conditions will be satisfied. If the conditions are not satisfied or waived, the merger will not occur or will be delayed, and Diversa and Celunol each may lose some or all of the intended benefits of the merger.

Some of Diversa’s and Celunol’s officers and directors have conflicts of interest that may influence them to support or approve the merger without regard to your interests.

Certain officers and directors of Diversa and Celunol participate in arrangements that provide them with interests in the merger that are different from yours, including, among others, ownership interests in the combined company, continued service as an officer or director of the combined company, retention bonuses and severance benefits, continued indemnification, the potential ability to sell an increased number of shares of common stock of the combined company and various affiliations with stockholders of both Diversa and Celunol. For example, certain of Diversa’s directors are affiliated with investors that hold Diversa common stock and Celunol capital stock and such funds will be entitled to receive Diversa common stock in connection with the consummation of the merger. In addition, Diversa has entered into transitional employment agreements with its Chief Executive Officer and Chief Financial Officer that will result in the receipt by such executive officers of severance payments and other benefits with a total value of up to approximately $663,000 (collectively, not individually, and excluding the value of any accelerated vesting of stock options or lapsing of any post-termination restricted stock or stock option exercise restrictions), based on data available as of March 1, 2007. These interests, among others, may influence the officers and directors of Diversa and Celunol to support or approve the merger. For more information concerning the interests of Diversa’s and Celunol’s executive officers and directors, see the sections entitled “The Merger—Interests of Diversa’s Directors and Executive Officers in the Merger” beginning on page 83 of this joint proxy statement/prospectus and “The Merger—Interests of Celunol’s Directors and Executive Officers in the Merger” beginning on page 87 of this joint proxy statement/prospectus.

The number of shares of Diversa common stock to be received by Celunol stockholders in connection with the merger is not adjustable based on the market price of Diversa common stock, so the merger consideration at the closing may have a greater or lesser value than at the time the merger agreement was signed.

The merger agreement sets forth the calculations that determine the number of shares of Diversa common stock to be received by Celunol’s stockholders in connection with the merger, and these amounts are only adjustable downward in the event that Celunol fails to meet certain specified indebtedness and working capital tests at the time of closing. Any changes in the market price of the Diversa common stock will not affect the aggregate number of shares Celunol securityholders will be entitled to receive pursuant to the merger. Therefore, if the market price of the Diversa common stock declines from the market price on the date of the merger agreement prior to the closing of the merger, Celunol securityholders could receive an aggregate merger consideration with considerably less value. Similarly, if the market price of the Diversa common stock increases from the market price on the date of the merger agreement prior to the closing of the merger, Celunol securityholders could receive an aggregate merger consideration with considerably more value than their shares of Celunol capital stock, and the Diversa stockholders immediately prior to the merger will not be compensated for the increased market value of the Diversa common stock. The merger agreement does not include a price-based termination right. Because the aggregate number of shares of Diversa common stock to be received by Celunol stockholders in connection with the merger does not adjust as a result of changes in the value of Diversa common stock, for each one percentage point that the market value of Diversa common stock rises or declines, there is a corresponding one percentage point rise or decline, respectively, in the value of the total merger consideration issued to Celunol securityholders. For example, on February 9, 2007, the last trading date before the execution of the merger agreement, the closing price of Diversa common stock, as reported on the NASDAQ Stock Market, was $10.31 per share. Assuming that a total of 15,000,000 shares of Diversa common stock are issued to Celunol securityholders in connection with the merger at a per share value of $10.31 per share, the aggregate merger consideration to be issued to Celunol stockholders in the merger would be approximately $154,650,000. If, however, the closing price of Diversa common stock on the date of closing of the merger had declined from $10.31 per share to, for example, $8.25 per share, a decline of 20%, the aggregate merger consideration to be issued to Celunol securityholders in the merger would decrease from approximately $154,650,000 to approximately $123,750,000, a decline of $30,900,000 or 20%. Because the holders of Celunol’s preferred stock are entitled to receive a liquidation preference on the Celunol preferred stock (including accrued dividends) measured on the basis of Diversa’s common stock trading average during the 20 days prior to the day before closing, a decrease in the price of Diversa’s common stock for this 20 day period will result in a disproportionate negative impact on the aggregate number of shares received by the holders of Celunol’s common stock due to the common stock not receiving any consideration until after accounting for the liquidation preference on the preferred stock.

Failure to complete the merger may result in Diversa or Celunol paying a termination fee or expenses to the other and could harm Diversa’s or Celunol’s common stock price and future business and operations.

If the merger is not completed, Diversa or Celunol are subject to the following risks:

•	if the merger agreement is terminated under certain circumstances, Diversa or Celunol will be required to pay the other party a termination fee of $6,000,000;

•

if the merger agreement is terminated under certain circumstances, Diversa or Celunol will be required to pay the other party its expenses incurred in connection with the transactions contemplated by the merger agreement;

•

if the merger agreement is terminated under certain circumstances, any amounts owed by Celunol to Diversa under the promissory note must be repaid, with interest, at the times stated in the note and, under certain circumstances, a portion of the unpaid amounts will be automatically converted into Celunol equity;

•	the price of Diversa stock may decline; and

•

costs related to the merger, such as legal and accounting fees which Diversa and Celunol estimate will total approximately $1.2 million and $1.0 million, respectively, must be paid even if the merger is not completed.

In addition, if the merger agreement is terminated and Diversa’s or Celunol’s board of directors determines to seek another business combination, there can be no assurance that it will be able to find a partner willing to provide equivalent or more attractive consideration than the consideration to be provided by each party in the merger.

The merger may be completed even though material adverse changes may result from the announcement of the merger, industry-wide changes and other causes.

In general, either Diversa or Celunol can refuse to complete the merger if there is a material adverse change affecting the other party between February 12, 2007, the date of the merger agreement, and the closing. However, certain types of changes do not permit either party to refuse to complete the merger, even if such change would have a material adverse effect on Diversa or Celunol, including:

•	changes due to the announcement or pendency of the merger;

•	changes resulting from or relating to any change in accounting requirements or principles or any change in applicable laws, rules or regulations or the interpretation thereof; or

•	with respect to Diversa, changes resulting from a change in the stock price or trading volume of Diversa, excluding any underlying effect that may have caused such change.

If adverse changes occur but Diversa and Celunol must still complete the merger, the combined company’s stock price may suffer. This in turn may reduce the value of the merger to the securityholders of Celunol.

The market price of the combined company’s common stock may decline as a result of the merger.

The market price of the combined company’s common stock may decline as a result of the merger for a number of reasons including if:

•	the combined company does not achieve the perceived benefits of the merger as rapidly or to the extent anticipated by financial or industry analysts;

•	the effect of the merger on the combined company’s business and prospects is not consistent with the expectations of financial or industry analysts; or

•	investors react negatively to the effect on the combined company’s business and prospects from the merger.

Diversa and Celunol stockholders may not realize a benefit from the merger commensurate with the ownership dilution they will experience in connection with the merger.

If the combined company is unable to realize the strategic and financial benefits currently anticipated from the merger, Diversa and Celunol stockholders will have experienced substantial dilution of their ownership interests in their respective companies without receiving any commensurate benefit. The combined company may not be able to realize the strategic and financial benefits currently anticipated from the merger for many reasons, particularly given that the cellulosic ethanol industry is relatively new and its participants face numerous technological, commercial and regulatory challenges.

During the pendency of the merger, Diversa and Celunol may not be able to enter into a business combination with another party at a favorable price because of restrictions in the merger agreement, which could adversely affect their respective business.

Pending completion of the merger, covenants in the merger agreement impede the ability of Diversa and Celunol to make acquisitions or complete other transactions that are not in the ordinary course of business or, in the case of Celunol, materially consistent with Celunol’s business plan and budget as made available to Diversa prior to the execution of the merger agreement. As a result, if the merger is not completed, the parties may be at a disadvantage to their competitors. In addition, while the merger agreement is in effect and subject to very narrowly defined exceptions, each party is prohibited from soliciting, initiating, encouraging or entering into certain extraordinary transactions, such as a merger, sale of assets or other business combination outside the ordinary course of business, with any third party. Any such transactions could be favorable to such party’s stockholders.

Certain provisions of the merger agreement may discourage third parties from submitting alternative takeover proposals, including proposals that may be superior to the arrangements contemplated by the merger agreement.

The terms of the merger agreement prohibit each of Diversa and Celunol from soliciting alternative takeover proposals or cooperating with persons making unsolicited takeover proposals, except in limited circumstances when such party’s board of directors determines in its good faith judgment after consultation with outside legal counsel that an unsolicited alternative takeover proposal is more favorable to such party’s stockholders than the terms of the merger and is reasonably capable of being consummated and that failure to cooperate with the proponent of the proposal could result in breach of the board’s fiduciary duties. In addition, under certain circumstances Diversa or Celunol would be required to pay a termination fee of $6,000,000 to the other party or to pay the other party’s expenses, including upon termination of the merger agreement by a party’s board of directors if it subsequently accepts an alternative takeover or other acquisition proposal. These termination fee and expense reimbursement provisions may discourage third parties from submitting alternative takeover or other acquisition proposals to Diversa or Celunol or their stockholders, and may cause the respective boards of directors to be less inclined to recommend an alternative proposal.

Because the lack of a public market for the Celunol shares makes it difficult to evaluate the fairness of the merger, the consideration to be paid by Diversa in the merger may greatly exceed the fair market value of the Celunol shares.

The outstanding capital stock of Celunol is privately held and is not traded in any public market. The lack of a public market makes it extremely difficult to determine the fair market value of Celunol. Because the percentage of Diversa equity to be issued to Celunol stockholders was determined based on negotiations between the parties, it is possible that the value of the Diversa common stock to be issued in connection with the merger will be greater than the fair market value of Celunol.

Risks Related to Diversa

Diversa should be viewed as an early stage company.

You must evaluate Diversa’s business in light of the uncertainties and complexities affecting an early stage biotechnology company or cellulosic ethanol manufacturing company. Diversa’s existing proprietary technologies are new and in the early stage of development for both biofuels and specialty enzymes. Diversa may not be successful in the commercial development of these or any further technologies, products or processes. Successful products and processes require significant development and investment, including testing, to demonstrate their cost-effectiveness prior to regulatory approval and commercialization. To date, Diversa has commercialized nine of its own products, all in the specialty enzymes area: Fuelzyme™-LF enzyme, Pyrolase™ 160 enzyme, Pyrolase™ 200 enzyme, Cottonase™ enzyme, Luminase™ PB-100 enzyme, Luminase™ PB-200 enzyme, Bayovac® SRS, and blue and green fluorescent proteins. In addition, four of Diversa’s collaborative partners, Invitrogen Corporation, Danisco Animal Nutrition, Givaudan Flavors Corporation, and Syngenta Animal Nutrition (formerly known as Zymetrics, Inc.), have incorporated Diversa’s technologies or inventions into their own commercial products from which Diversa has generated and/or can generate royalties. Diversa has not yet commercialized any products or processes in its integrated strategy within biofuels. Diversa’s specialty enzyme products and technologies have generated only modest revenues to date. Because of these uncertainties, Diversa’s discovery process may not result in the identification of product candidates or biofuels production processes that Diversa or Diversa’s collaborative partners will successfully commercialize.

If Diversa is not able to use its technologies to discover new materials, products, or processes with significant commercial potential, or if Diversa is unable to sell its cellulosic ethanol or an integrated solution for the production of cellulosic ethanol, Diversa could have significant losses in the future due to ongoing expenses for research, development and commercialization efforts and its inability to obtain additional funding in connection with such efforts.

In addition, the amount Diversa spends will impact its ability to become profitable and this will depend, in part, on:

•	the progress of Diversa’s research and development programs for the production of ethanol from various sources of cellulosic biomass;

•	the cost of building, operating and maintaining research and production facilities;

•	the number of production facilities that Diversa ultimately attempts to develop;

•	the time and expense required to prosecute, enforce and/or challenge patent and other intellectual property rights;

•	how competing technological and market developments affect Diversa’s proposed activities; and

•	the cost of obtaining licenses required to use technology owned by others for proprietary products and otherwise.

Diversa may not achieve any or all of these goals and, thus, Diversa cannot provide assurances that it will ever be profitable or achieve significant revenues. If Diversa fails to achieve profitability or significant revenues, the market price of Diversa’s common stock will likely decrease.

Diversa has a history of net losses, it expects to continue to incur net losses, and it may not achieve or maintain profitability.

Diversa has incurred net losses since its inception, including a net loss of approximately $39.3 million for the year ended December 31, 2006. As of December 31, 2006, Diversa had an accumulated deficit of approximately $329.5 million. Through 2006, Diversa’s losses were attributable to its specialty enzymes business. Diversa expects to continue to incur additional losses in 2007 and 2008 in its specialty enzymes business as it continues to develop specialty enzyme products and as a result of Diversa’s continued investment in its sales and marketing infrastructure to support anticipated growth in product sales. Beginning in 2007, Diversa expects to begin to incur additional losses as it pursues a vertical integration strategy within biofuels.

To date, most of Diversa’s revenue has been derived from collaborations and grants related to its specialty enzymes business, and it expects that a significant portion of it revenue for 2007 will result from the same sources. Future revenue from collaborations is uncertain and will depend upon Diversa’s ability to maintain Diversa’s current collaborations, enter into new collaborations and to meet research, development, and commercialization objectives under new and existing agreements. Diversa anticipates that its sales and marketing expenses will remain at comparable levels, or increase, in future periods as Diversa introduces new products and invests in the necessary infrastructure to support an anticipated increased level of product revenues. Even if

Diversa generates significant additional revenue in its specialty enzymes business, Diversa does not expect to achieve overall profitability for at least the next four years assuming Diversa’s pending merger with Celunol is completed as Diversa makes additional investments to implement its vertical integration strategy within biofuels. In order for Diversa to generate revenue, Diversa must not only retain its existing collaborations and/or attract new ones and achieve milestones under them, but Diversa must also develop products or technologies that Diversa or Diversa’s partners choose to commercialize and that are commercially successful and from which Diversa can derive revenue through sales or royalties. Even if Diversa does achieve profitability, Diversa may not be able to sustain or increase profitability on a quarterly or annual basis.

Diversa may not be able to continue as a going concern or fund its existing capital needs whether or not it completes its pending merger transaction with Celunol.

Given Diversa’s pending merger with Celunol, including its lending commitment to Celunol under the promissory note, there is considerable doubt as to whether Diversa will be able to continue as a going concern through 2007 without access to additional working capital. There can be no assurance that Diversa will be able to obtain additional funds during 2007 on satisfactory terms, or at all. If Diversa cannot obtain sufficient additional financing in the short-term, it may be forced to restructure or significantly curtail its operations, file for bankruptcy or cease operations. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary should Diversa be forced to take any such actions. Based upon the foregoing, Diversa’s independent registered accounting firm has included an explanatory paragraph in their report on Diversa’s 2006 financial statements related to the uncertainty in Diversa’s ability to continue as a going concern.

Diversa expects to require additional capital to fund its operations, especially in relation to its implementation of its vertical integration strategy within biofuels, and Diversa may need to enter into financing arrangements with unfavorable terms or which could adversely affect the ownership interest and rights of its common stockholders as compared to its other stockholders. If such financing is not available, Diversa may need to cease operations.

Diversa’s capital requirements depend on several factors, including:

•	the level of research and development investment required to maintain its technology leadership position;

•	its ability to enter into new agreements with collaborative partners or to extend the terms of its existing collaborative agreements, and the terms of any agreement of this type;

•	the success rate of its discovery efforts associated with milestones and royalties;

•	its ability to successfully commercialize products developed independently and the demand for such products;

•	the timing and willingness of strategic partners and collaborators to commercialize its products that would result in royalties;

•	costs of recruiting and retaining qualified personnel;

•	its need to acquire or license complementary technologies or acquire complementary businesses; and

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expenditures and investments to implement its vertical integration strategy within biofuels, including increased capital expenditures in relation to such strategy, for example, to build pilot and demonstration plants.

Diversa cannot assure you that additional financing will be available on terms favorable to it, or at all. If adequate funds are not available or are not available on acceptable terms, Diversa’s ability to fund its operations, take advantage of opportunities, develop products or technologies, or otherwise respond to competitive pressures could be significantly limited. In addition, if financing is not available, Diversa may need to cease operations. If Diversa raises additional funds through the issuance of equity securities, the percentage ownership of its stockholders will be reduced, stockholders may experience additional dilution or such equity securities may provide for rights, preferences or privileges senior to those of the holders of its common stock. If Diversa raises additional funds through the issuance of debt securities, such debt securities would have rights, preferences and privileges senior to holders of common stock and the terms of such debt could impose restrictions on its operations.

If Diversa engages in any acquisitions, it will incur a variety of costs and may potentially face numerous other risks that could adversely affect our business operations.

If appropriate opportunities become available, Diversa may consider acquiring other businesses, assets, technologies, or products that it believes are a strategic fit with its business. Other than Diversa’s definitive merger agreement with Celunol, it has no commitments or agreements with respect to any material acquisitions. If Diversa makes additional acquisitions, it could:

•	issue additional equity securities which would dilute current stockholders’ percentage ownership;

•	incur substantial additional debt; or

•	assume additional liabilities.

Diversa may not be able to successfully integrate Celunol or any businesses, assets, products, technologies, or personnel that it might acquire in the future without a significant expenditure of operating, financial, and management resources, if at all. In addition, future acquisitions might negatively impact Diversa’s business relations with its current and/or prospective collaborative partners and/or customers. Any of these adverse consequences could harm Diversa’s business.

If Diversa is unable to continue to collect genetic material from diverse natural environments, Diversa’s research and development efforts and its product and process development programs could be harmed.

Diversa collects genetic material from organisms found in diverse environments. Diversa collects material from government-owned land in foreign countries and in areas of the United States under formal resource access agreements and from private lands under individual agreements with private landowners. Diversa collects samples from other environments where agreements are currently not required, such as the deep sea. If Diversa’s access to materials under biodiversity access agreements or other arrangements, or where agreements are not currently required is reduced or terminates, it could harm Diversa’s internal and its collaborative research and development efforts. For example, Diversa has voluntarily ceased collections of further samples in Yellowstone National Park pending the park’s resolution of collection guidelines.

Ethical, legal, and social concerns about genetically engineered products and processes could limit or prevent the use of Diversa’s products, processes, and technologies and limit Diversa’s revenue.

Some of Diversa’s anticipated products and processes are genetically engineered or involve the use of genetically engineered products or genetic engineering technologies. If Diversa and/or Diversa’s collaborators are not able to overcome the ethical, legal, and social concerns relating to genetic engineering, Diversa’s products and processes may not be accepted. Any of the risks discussed below could result in expenses, delays, or other impediments to Diversa’s programs or the public acceptance and commercialization of products and processes dependent on Diversa’s technologies or inventions. Diversa’s ability to develop and commercialize one or more of its technologies, products, or processes could be limited by the following factors:

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public attitudes about the safety and environmental hazards of, and ethical concerns over, genetic research and genetically engineered products and processes, which could influence public acceptance of Diversa’s technologies, products and processes;

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public attitudes regarding, and potential changes to laws governing, ownership of genetic material, which could harm Diversa’s intellectual property rights with respect to its genetic material and discourage collaborative partners from supporting, developing, or commercializing Diversa’s products, processes and technologies; and

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governmental reaction to negative publicity concerning genetically modified organisms, which could result in greater government regulation of genetic research and derivative products, including labeling requirements.

The subject of genetically modified organisms has received negative publicity, which has aroused public debate. This adverse publicity could lead to greater regulation and trade restrictions on imports of genetically altered products.

Stringent laws and required government approvals may be time consuming, difficult and costly, and could delay Diversa’s introduction of products.

All phases, especially the field testing, production, and marketing, of Diversa’s potential products and processes are subject to significant federal, state, local, and/or foreign governmental regulation. Regulatory agencies may not allow Diversa to produce and/or market Diversa’s products in a timely manner or under technically or commercially feasible conditions, or at all, which could harm Diversa’s business.

In the United States, specialty enzyme products for Diversa’s target markets are regulated based on their application, by either the Food and Drug Administration, or FDA, the Environmental Protection Agency, or EPA, or, in the case of plants and animals, the United States Department of Agriculture, or USDA. The FDA regulates drugs, food, and feed, as well as food additives, feed additives, and substances generally recognized as safe that are used in the processing of food or feed. While substantially all of Diversa’s specialty enzyme projects to date have focused on non-human applications and specialty enzyme products outside of the FDA’s review, in the future Diversa may pursue collaborations for further research and development of drug products for humans that would require FDA approval before they could be marketed in the United States. In addition, any drug product candidates must also be approved by the regulatory agencies of foreign governments before any product can be sold in those countries. Under current FDA policy, Diversa’s products, or products of its collaborative partners incorporating its technologies or inventions, to the extent that they come within the FDA’s jurisdiction, may be subject to lengthy FDA reviews and unfavorable FDA determinations if they raise safety questions which cannot be satisfactorily answered, if results from pre-clinical or clinical trials do not meet regulatory requirements or if they are deemed to be food additives whose safety cannot be demonstrated. An unfavorable FDA ruling could be difficult to resolve and could prevent a product from being commercialized. Even after investing significant time and expenditures, Diversa’s collaborators may not obtain regulatory approval for any drug products that incorporate its technologies or inventions. Diversa’s collaborators have not submitted an investigational new drug application for any product candidate that incorporates its technologies or inventions, and no drug product candidate developed with its technologies has been approved for commercialization in the United States or elsewhere. The EPA regulates biologically derived chemical substances not within the FDA’s jurisdiction. An unfavorable EPA ruling could delay commercialization or require modification of the production process resulting in higher manufacturing costs, thereby making the product uneconomical. In addition, the USDA may prohibit genetically engineered plants from being grown and transported except under an exemption, or under controls so burdensome that commercialization becomes impracticable. Diversa’s future products may not be exempted by the USDA.

In order to achieve and maintain market acceptance, Diversa’s biofuels business will need to meet a significant number of regulations and standards. As these regulations and standards evolve, and if new regulations or standards are implemented, Diversa may be required to modify its proposed facilities and processes or develop and support new facilities or processes and this will increase its costs. Any failure to comply, or delays in compliance, with the various existing and evolving industry regulations and standards could prevent or delay Diversa’s production of ethanol and the provision of related services including plant operation and engineering services in support of anticipated licenses of its technology, which could harm Diversa’s biofuels business. Market uncertainty regarding future policies may also affect Diversa’s ability to develop new ethanol production facilities or license its technologies to third parties. Any inability to address these requirements and any regulatory changes could have a material adverse effect on Diversa’s biofuels business, financial condition and operating results.

Many competitors and potential competitors who have greater resources and experience than Diversa does may develop products and technologies that make Diversa’s obsolete or may use their greater resources to gain market share at Diversa’s expense.

The biotechnology industry is characterized by rapid technological change, and the area of biomolecule discovery and optimization from biodiversity is a rapidly evolving field. Diversa’s future success will depend on its ability to maintain a competitive position with respect to technological advances. Technological development by others may result in Diversa’s products and technologies becoming obsolete.

Diversa faces, and will continue to face, intense competition. There are a number of companies who compete with Diversa in various steps throughout Diversa’s technology process. For example, Codexis, Maxygen, Inc., Evotec, and Xencor have alternative evolution technologies. Integrated Genomics Inc., Myriad Genetics, Inc., and ArQule, Inc. perform screening, sequencing, and/or bioinformatics services. Novozymes A/S, Genencor International Inc., and Dyadic International are involved in development, overexpression, fermentation, and purification of enzymes. Amgen Inc., Cambridge Antibody Technology, Medarex, Inc., and Morphosys AG are involved in the development of human monoclonal antibodies. There are also a number of academic institutions involved in various phases of Diversa’s technology process. Many of these competitors have significantly greater financial and human resources than Diversa does. These organizations may develop technologies that are superior alternatives to Diversa’s technologies. Further, Diversa’s competitors may be more effective at implementing their technologies for modifying DNA to develop commercial products.

The ethanol production and marketing industry is extremely competitive. In addition to cellulosic ethanol producers using different technology platforms, Diversa’s competitors will be grain ethanol producers, as well as other providers of alternative and renewable fuels. Significant competitors in the grain ethanol production and marketing industry include Archer Daniels Midland Company, Cargill, Inc., VeraSun Energy Corporation and Aventine Renewable Energy, Inc. Many companies are engaged in research and development activities in the emerging cellulosic ethanol industry, and companies with announced pilot plant and/or demonstration plant development activities in the cellulosic ethanol space include Abengoa Bioenergy Corp., BlueFire, Genencor, Iogen Corporation, Losonoco, Mascoma, Range Fuels, and Xethanol. Larger industrial companies with announced cellulosic strategies include Archer Daniels Midland, DONG Energy (Elsam), DuPont/Broin, Tate & Lyle, and Novozymes. Cellulosic gasification technologies are being pursued by companies including ClearFuels and BRI-Infinium. Some or all of these competitors or other competitors, as well as academic, research and government institutions, are developing or may develop technologies for, and are competing or may compete with Diversa in, the production of ethanol from cellulosic biomass or other feedstocks, such as municipal or construction waste, production of cellulosic ethanol or other fuels employing different steps within the production process, such as acid hydrolysis and/or gasification, and/or the production of other alternative fuels or biofuels, such as biobutanol. Some of Diversa’s competitors have substantially greater production, financial, research and development, personnel and marketing resources than Diversa does. As a result, Diversa’s competitors may be able to develop competing and/or superior technologies and processes, and compete more aggressively and sustain that competition over a longer period of time than Diversa could. Diversa’s lack of resources relative to many of its significant competitors may cause it to fail to anticipate or respond adequately to new developments and other competitive pressures. This failure could reduce Diversa’s competitiveness and prevent it from achieving any market share, sales and/or profitability, adversely affect its result so operations and financial position.

Diversa’s ability to compete successfully will depend on its ability to develop proprietary products that reach the market in a timely manner and are technologically superior to and/or are less expensive than competing products on the market. Current competitors or other companies may develop technologies and products that are more effective than Diversa’s. Diversa’s technologies and products may be rendered obsolete or uneconomical by technological advances or entirely different approaches developed by one or more of Diversa’s competitors. The existing approaches of Diversa’s competitors or new approaches or technology developed by its competitors may be more effective than those developed by Diversa.

Diversa’s ability to compete may decline if Diversa does not adequately protect Diversa’s proprietary technologies or if Diversa loses some of Diversa’s intellectual property rights due to becoming involved in expensive lawsuits or administrative proceedings.

Diversa’s success depends in part on Diversa’s ability to obtain patents and maintain adequate protection of Diversa’s other intellectual property for Diversa’s technologies and products in the United States and other countries. In addition, unauthorized parties may attempt to copy or otherwise obtain and use Diversa’s products or technology. Monitoring unauthorized use of Diversa’s intellectual property is difficult, and Diversa cannot be certain that the steps it has taken will prevent unauthorized use of its technology, particularly in foreign countries where the laws may not protect Diversa’s proprietary rights as fully as in the United States. If competitors are able to use Diversa’s technology, its ability to compete effectively could be harmed. Although Diversa has adopted a strategy of seeking patent protection in the United States and in foreign countries with respect to certain of the technologies used in or relating to Diversa’s products, and anticipated production facilities and processes, others may independently develop and obtain patents for technologies that are similar to or superior to Diversa’s technologies. If that happens, Diversa may need to license these technologies and it may not be able to obtain licenses on reasonable terms, if at all, which could cause great harm to Diversa’s business.

Diversa’s commercial success depends in part on not infringing patents and proprietary rights of third parties, and not breaching any licenses or other agreements that Diversa has entered into with regard to Diversa’s technologies, products, and business. The patent positions of companies whose businesses are based on biotechnology, including Diversa’s patent position, involve complex legal and factual questions and, therefore, enforceability cannot be predicted with certainty. Diversa intends to apply for patents relating to Diversa’s technologies, processes and products as Diversa deem appropriate. Patents, if issued, may be challenged, invalidated, or circumvented. Diversa cannot be sure that patents have not been issued that could block Diversa’s ability to obtain patents or to operate as Diversa would like. Others may develop similar technologies or duplicate technologies developed by Diversa. There may be patents in some countries that, if valid, may block Diversa’s ability to commercialize products in these countries if Diversa is unsuccessful in circumventing or acquiring the rights to these patents. There also may be claims in published patent applications in some countries that, if granted and valid, may also block Diversa’s ability to commercialize processes or products in these countries if Diversa is unable to circumvent or license them.

Our intellectual property rights may be challenged by others. In February 2007, an interference proceeding was declared in the U.S. Patent and Trademark Office between a U.S. patent assigned to Diversa and a pending U.S. patent application owned by another company with allowable claims directed to GeneReassembly. A schedule for the motion phase of the interference proceeding will be discussed with the Administrative Patent Judge in April 2007. It is too early to assess the respective positions of the parties until the preliminary motions are exchanged. Other than this interference proceeding, Diversa is not currently a party to any litigation with regard to Diversa’s patent position. However, the biotechnology industry is characterized by frequent and extensive litigation regarding patents and other intellectual property rights. Many biotechnology companies have employed intellectual property litigation as a way to gain a competitive advantage. If Diversa became involved in litigation or interference proceedings declared by the United States Patent and Trademark Office, or oppositions or other intellectual property proceedings outside of the United States, to defend Diversa’s intellectual property rights or as a result of alleged infringement of the rights of others, Diversa might have to spend significant amounts of money.

Diversa is aware of a significant number of patents and patent applications relating to aspects of Diversa’s technologies filed by, and issued to, third parties. For example, Diversa received a letter dated May 4, 2006 from a third party in which it was suggested that Diversa’s technology may be relevant to certain claims of a patent owned by another third party. Diversa cannot assure you that if it is sued on this patent Diversa would prevail.

Should any of Diversa’s competitors have filed patent applications or obtained patents that claim inventions also claimed by Diversa, Diversa may have to participate in an interference proceeding declared by the relevant patent regulatory agency to determine priority of invention and, thus, the right to a patent for these inventions in the United States. Such a proceeding, like the one described above, could result in substantial cost to Diversa even if the outcome is favorable. Even if successful, an interference may result in loss of claims. Litigation or proceedings could divert Diversa’s management’s time and efforts. Even unsuccessful claims could result in significant legal fees and other expenses, diversion of management time, and disruption in Diversa’s business. Uncertainties resulting from initiation and continuation of any patent or related litigation could harm Diversa’s ability to compete.

An adverse ruling arising out of any intellectual property dispute would undercut or invalidate Diversa’s intellectual property position. An adverse ruling could also subject Diversa to significant liability for damages, prevent Diversa from using processes or products, or require Diversa to negotiate licenses to disputed rights from third parties. Although patent and intellectual property disputes in the biotechnology area are often settled through licensing or similar arrangements, costs associated with these arrangements may be substantial and could include ongoing royalties. Furthermore, necessary licenses may not be available to Diversa on satisfactory terms, if at all.

Diversa may encounter difficulties managing its growth, which could adversely affect Diversa’s results of operations.

Diversa’s strategy includes entering into and working on simultaneous projects, frequently across multiple industries, in both Diversa’s specialty enzymes and biofuels businesses. This strategy places increased demands on Diversa’s limited human resources and requires Diversa to substantially expand the capabilities of Diversa’s administrative and operational resources and to attract, train, manage and retain qualified management, technicians, scientists and other personnel, especially with respect to Diversa’s vertical integration strategy within biofuels. Diversa’s ability to effectively manage Diversa’s operations, growth, and various projects requires Diversa to continue to improve Diversa’s operational, financial and management controls, reporting systems and procedures and to attract and retain sufficient numbers of talented employees, which Diversa may be unable to do. Diversa may not be able to successfully implement improvements to Diversa’s management information and control systems in an efficient or timely manner. In addition, Diversa may discover deficiencies in existing systems and controls.

Confidentiality agreements with employees and others may not adequately prevent disclosure of trade secrets and other proprietary information.

In order to protect Diversa’s proprietary technology and processes, Diversa relies in part on trade secret protection for its confidential and proprietary information. Diversa has taken measures to protect its trade secrets and proprietary information, but these measures may not be effective. Diversa’s policy is to execute confidentiality agreements with its employees and consultants upon the commencement of an employment or consulting arrangement with Diversa. These agreements generally require that all confidential information developed by the individual or made known to the individual by Diversa during the course of the individual’s relationship with Diversa be kept confidential and not disclosed to third parties. These agreements also generally provide that inventions conceived by the individual in the course of rendering services to Diversa shall be Diversa’s exclusive property. Nevertheless, Diversa’s proprietary information may not be disclosed, and others may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to Diversa’s trade secrets. Costly and time-consuming litigation could be necessary to enforce and determine the scope of Diversa’s proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect its competitive business position.

If Diversa loses its key personnel or is unable to attract and retain qualified personnel as necessary, it could delay Diversa’s product development programs and harm its research and development efforts.

Diversa’s success depends to a significant degree upon the continued contributions of its executive officers, management, and scientific staff. If Diversa loses the services of one or more of these people, Diversa may be unable to achieve its business objectives or its stock price could decline. In connection with the proposed merger with Celunol, Edward T. Shonsey, Diversa’s Chief Executive Officer, and Anthony E. Altig, Diversa’s Vice President, Finance, Chief Financial Officer and Secretary are each expected to resign from their positions as executive officers of Diversa. Messrs. Shonsey and Altig have had significant roles in the development and expansion of Diversa’s specialty enzymes business. Diversa may not be able to attract or retain qualified employees in the future due to the intense competition for qualified personnel among biotechnology and other technology-based businesses, particularly in the San Diego area, or due to competition for, or availability of, personnel with the qualifications or experience necessary for Diversa’s biofuels business. If Diversa is not able to attract and retain the necessary personnel to accomplish its business objectives, Diversa may experience constraints that will adversely affect its ability to meet the demands of its collaborative partners in a timely fashion or to support its internal research and development programs. In particular, Diversa’s product and process development programs are dependent on its ability to attract and retain highly skilled scientists, including molecular biologists, biochemists, and engineers. Competition for experienced scientists and other technical personnel from numerous companies and academic and other research institutions may limit Diversa’s ability to do so on acceptable terms. All of Diversa’s employees are at-will employees, which means that either the employee or Diversa may terminate their employment at any time.

Diversa’s planned activities will require additional expertise in specific industries and areas applicable to the products and processes developed through Diversa’s technologies or acquired through strategic or other transactions, especially in its biofuels business. These activities will require the addition of new personnel, including management, and the development of additional expertise by existing management personnel. The inability to acquire these services or to develop this expertise could impair the growth, if any, of Diversa’s business.

Diversa may be sued for product liability.

Diversa may be held liable if any product or process Diversa develops, or any product which is made or process which is performed with the use of any of its technologies, causes injury or is found otherwise unsuitable during product testing, manufacturing, marketing, or sale. Diversa currently has limited product liability insurance covering claims up to $5 million that may not fully cover Diversa’s potential liabilities. In addition, if Diversa attempts to obtain additional product liability insurance coverage, this additional insurance may be prohibitively expensive, or may not fully cover Diversa’s potential liabilities. Inability to obtain sufficient insurance coverage at an acceptable cost or otherwise to protect against potential product liability claims could prevent or inhibit the commercialization of products or processes developed by Diversa or Diversa’s collaborative partners. If Diversa is sued for any injury caused by its products, Diversa’s liability could exceed its total assets.

Diversa uses hazardous materials in its business. Any claims relating to improper handling, storage, or disposal of these materials could be time consuming and costly and could adversely affect Diversa’s business and results of operations.

Diversa’s research and development processes involve the controlled use of hazardous materials, including chemical, radioactive, and biological materials. Diversa’s operations also produce hazardous waste products. Diversa cannot eliminate entirely the risk of accidental contamination or discharge and any resultant injury from these materials. Federal, state, and local laws and regulations govern the use, manufacture, storage, handling, and disposal of these materials. Diversa may be sued for any injury or contamination that results from its use or the use by third parties of these materials, and Diversa’s liability may exceed its total assets. In addition, compliance with applicable environmental laws and regulations may be expensive, and current or future environmental regulations may impair Diversa’s research, development, or production efforts.

Risks Specific to Diversa’s Vertically Integrated Biofuels Business

Diversa may not be successful in the development of individual steps in, or an integrated process for, the production of ethanol from cellulosic biomass at commercial scale, in a timely or economical manner, or at all.

The production of ethanol from cellulosic biomass requires multiple integrated steps, including:

•	obtaining the cellulosic raw material;

•	pretreatment of the biomass to make its constituent fibers accessible to enzymes;

•	treatment with enzymes to produce fermentable sugars;

•	fermentation by organisms to produce ethanol from the fermentable sugars;

•	distillation of the ethanol to concentrate it and separate it from other materials;

•	purification of the ethanol; and

•	storage and distribution of the ethanol.

Diversa is at an early stage of development of pretreatment and enzymatic conversion processes for cellulosic biomass. Diversa is currently focused on laboratory-scale research and development of such processes. Diversa has not yet attempted to perform pretreatment at a pilot scale, or to produce such enzymes on a pilot or larger scale, or to utilize such enzymes at greater than a research scale. Diversa has limited experience, via Diversa’s integrated corn-based biorefinery, or ICBR, collaboration with DuPont Bio-Based Materials and others utilizing any such enzymes in an integrated process for the production of cellulosic ethanol. If Diversa does not produce an enzyme at the research scale, Diversa may not be able to scale-up production on such enzyme by its fermentation platform.

Diversa has not begun research and development for the optimization of organisms for the fermentation of sugars produced from saccharification, or of an integrated process that includes sourcing, pretreatment, saccharification, fermentation, distillation, storage and distribution. To date Diversa has focused its research and development efforts on producing ethanol from corn stover, sugarcane bagasse, and wood. The technological challenges associated with each one of these processes are extraordinary, and Diversa may not be able to incorporate any enzyme into such process or develop the process at all. Diversa may not be able to resolve such difficulties in a timely or cost effective fashion, or at all. If Diversa is successful in developing a process for converting a particular cellulosic biomass to cellulosic ethanol, Diversa may not be able to adapt such process to other biomass raw materials.

Because Diversa has yet to begin construction on any scale of an integrated production facility, manufacturing costs at any such facility are unknown and Diversa cannot be sure that it can manufacture cellulosic ethanol in an economical manner. If Diversa fails to commence production in a timely manner or to develop manufacturing capacity and experience, or fails to manufacture cellulosic ethanol economically on a commercial scale or in commercial volumes, its commercialization of cellulosic ethanol and its business, financial condition and results of operations will be materially adversely affected.

Diversa may not be able to implement its planned expansion strategy to build, own and operate commercial-scale cellulosic ethanol facilities, including as a result of Diversa’s failure to successfully manage its growth, which would prevent Diversa from achieving its goals.

Diversa’s strategy currently includes the development of a pilot-scale plant for process development, a demonstration plant to validate the economics of its processes at commercial-scale volumes of cellulosic ethanol production, and commercial scale plants for the production of large quantities of ethanol for commercial distribution and sale. Diversa plans to grow its business by investing in new facilities and/or acquiring existing facilities, as well as pursuing other business opportunities such as the production of other renewable fuels to the extent Diversa deems those opportunities advisable. Diversa believes that there is increasing competition for suitable production sites. Diversa may not find suitable sites for construction of new facilities, suitable acquisition candidates or other suitable expansion opportunities.

Diversa must also obtain numerous regulatory approvals and permits in order to construct and operate facilities. These requirements may not be satisfied in a timely manner or at all. Federal and state governmental requirements may substantially increase Diversa’s costs, which could have a material adverse effect on its results of operations and financial position. Diversa’s expansion plans may also result in other unanticipated adverse consequences, such as the diversion of management’s attention from its existing operations and products.

Diversa’s construction costs may also increase to levels that would make a new facility too expensive to complete or, for demonstration and commercial-scale plants, unprofitable to operate. Diversa has not entered into any construction contracts. Contractors, engineering firms, construction firms and equipment suppliers also receive requests and orders from other ethanol companies and, therefore, Diversa may not be able to secure their services or products on a timely basis or on acceptable financial terms. Contractors, engineering firms, construction firms and equipment suppliers may lack the expertise in cellulosic ethanol. Diversa may suffer significant delays or cost overruns as a result of a variety of factors, such as shortages of workers or materials, transportation constraints, adverse weather, unforeseen difficulties or labor issues, any of which could prevent Diversa from commencing operations as expected at its facilities.

Rapid growth may impose a significant burden on Diversa’s administrative and operational resources. Diversa’s ability to effectively manage its growth will require Diversa to substantially expand the capabilities of Diversa’s administrative and operational resources and to attract, train, manage and retain qualified management, technicians and other personnel. Diversa may be unable to do so.

Diversa may not find additional appropriate sites for new facilities, and Diversa may not be able to finance, construct, develop or operate these new facilities successfully. Diversa also may be unable to find suitable acquisition candidates. Accordingly, Diversa may fail to implement Diversa’s planned expansion strategy, including as a result of its failure to successfully manage its growth, and as a result, Diversa may fail to achieve its goals.

Diversa will rely heavily on future strategic partners.

An important component of Diversa’s current business plan is to enter into strategic partnerships:

•	to provide capital, equipment and facilities, including significant capital for the construction of cellulosic ethanol research and production facilities;

•	to provide expertise in performing certain process development, production and logistical activities;

•	to provide funding for research and development programs, process development programs and commercialization activities;

•	to provide access to cellulosic feedstocks; and

•	to support or provide sales, marketing and distribution services.

These arrangements with collaborative partners are, and will continue to be, critical to Diversa’s success in implementing its strategy of Diversa’s vertical integration biofuels strategy and manufacturing and selling cellulosic ethanol profitably. Diversa cannot guarantee that any collaborative relationship(s) will be entered into, or if entered into, will continue or be successful. Failure to make or maintain these arrangements or a delay or failure in a collaborative partner’s performance under any such arrangements could materially adversely affect Diversa’s business and financial condition.

Diversa cannot control its collaborative partners’ performance or the resources they devote to Diversa’s programs. Diversa may not always agree with its partners, nor will Diversa have control of its partners’ activities on behalf of any alliance. The performance of Diversa’s programs may be adversely affected and programs may be delayed or terminated or Diversa may have to use funds, personnel, equipment, facilities and other resources that Diversa has not budgeted to undertake certain activities on its own as a result of these disagreements. Performance issues, program delay or termination or unbudgeted use of Diversa’s resources may materially adversely affect its business and financial condition.

Disputes may arise between Diversa and a collaborative partner and may involve the issue of which of the parties owns the technology and other intellectual property that is developed during a collaboration or other issues arising out of the collaborative agreements. Such a dispute could delay the program on which Diversa is working or could prevent Diversa from obtaining the right to commercially exploit such developments. It could also result in expensive arbitration or litigation, which may not be resolved in Diversa’s favor. Diversa’s collaborative partners could merge with or be acquired by another company or experience financial or other setbacks unrelated to its collaboration that could, nevertheless, adversely affect Diversa.

Diversa may not be able to develop manufacturing capacity sufficient to meet demand in an economical manner or at all.

If demand for cellulosic ethanol increases beyond the scope of Diversa’s production facilities, Diversa may incur significant expenses in the expansion and/or construction of production facilities and increases in personnel in order to increase production capacity. To finance the expansion of a commercial-scale production facility is complex and expensive. Diversa cannot assure you that it will have the necessary funds to finance the development of production facilities, or that Diversa will be able to develop this infrastructure in a timely or economical manner, or at all.

The feedstocks, raw materials and energy necessary to produce ethanol may be unavailable or may increase in price, adversely affecting Diversa’s sales and profitability.

Diversa intends to use various sources of cellulosic biomass, such as sugarcane bagasse, corn stover, switchgrass and wood, to make cellulosic ethanol. Rising prices for any or all of these feedstocks would produce lower profit margins and, therefore, represent unfavorable market conditions. This is especially true since market conditions generally would not allow Diversa to pass along increased costs to customers, because the price of ethanol is primarily determined by other factors, such as the price of oil and gasoline. Additionally, once Diversa elects to use a particular feedstock in the ethanol production process, it may be technically or economically impractical to change to a different feedstock. At certain levels, feedstock prices may make ethanol uneconomical to use in markets where the use of fuel oxygenates is not mandated.

The price of raw materials is influenced by general economic, market and regulatory factors. These factors include weather conditions, farmer planting decisions, government policies and subsidies with respect to agriculture and international trade and global demand and supply. The significance and relative impact of these factors on the price of raw materials is difficult to predict. Any event that tends to negatively impact the supply of a particular material will tend to increase prices and potentially harm Diversa’s business.

The production of ethanol also requires a significant amount of other raw materials and energy, primarily water, electricity and natural gas. Diversa plans to utilize the lignin remaining after the pretreatment of cellulosic biomass as a source of energy to power Diversa’s cellulosic ethanol production facilities. However, Diversa may not be successful in using lignin as a source of energy, and, if so, it may have to use electricity and natural gas. The prices of electricity and natural gas have fluctuated significantly in the past and may fluctuate significantly in the future. Local water, electricity and gas utilities may not be able to reliably supply the water, electricity and natural gas that Diversa’s facilities will need or may not be able to supply such resources on acceptable terms. In addition, if there is an interruption in the supply of water or energy for any reason, Diversa may be required to halt ethanol production.

The high concentration of Diversa’s efforts towards developing processes for the production of cellulosic ethanol could increase its losses, especially if demand for ethanol declines.

If Diversa is successful in producing and marketing cellulosic ethanol, Diversa’s revenue will be derived primarily from sales of ethanol. Ethanol competes with several other existing products, and other alternative products could also be developed for use as fuel additives. An industry shift away from ethanol or the emergence of new competing products may reduce the demand for ethanol. A downturn in the demand for ethanol would significantly and adversely affect any sales and/or profitability.

The market price of ethanol is volatile and subject to significant fluctuations, which may cause Diversa’s profitability from the production of cellulosic ethanol to fluctuate significantly.

The market price of ethanol is dependent upon many factors, including the price of gasoline, which is in turn dependent upon the price of petroleum. Petroleum prices are highly volatile and difficult to forecast due to frequent changes in global politics and the world economy. The distribution of petroleum throughout the world is affected by incidents in unstable political environments, such as Iraq, Iran, Kuwait, Saudi Arabia, Nigeria, Venezuela, the former U.S.S.R. and other countries and regions. The industrialized world depends critically upon oil from these areas, and any disruption or other reduction in oil supply can cause significant fluctuations in the prices of oil and gasoline. Diversa cannot predict the future price of oil or gasoline and may establish unprofitable prices for the sale of ethanol due to significant fluctuations in market prices. In recent years, the prices of gasoline, petroleum and ethanol have all reached historically unprecedented high levels. If the prices of gasoline and petroleum decline, Diversa believes that the demand for and price of ethanol may be adversely affected. Fluctuations in the market price of ethanol may cause Diversa’s profitability to fluctuate significantly.

Diversa believes that the production of ethanol is expanding rapidly. There are a number of new plants under construction and planned for construction throughout the United States. Diversa expects existing ethanol plants to expand by increasing production capacity and actual production. Increases in the demand for ethanol may not be commensurate with increasing supplies of ethanol. Thus, increased production of ethanol may lead to lower ethanol prices. Also, the increased production of ethanol could result in increased demand for feedstocks for the production of ethanol. This could result in higher prices for feedstocks and cause higher ethanol production costs and, in the event that Diversa is unable to pass increases in the price of feedstocks on to Diversa’s customers, will result in lower profits. Diversa cannot predict the future price of ethanol or feedstocks. Any material decline in the price of ethanol, or any material increase in the price of feedstocks, will adversely affect any sales and/or profitability.

If ethanol demand does not increase, or if ethanol demand stays the same or decreases, there may be excess capacity in Diversa’s industry which would likely cause a decline in ethanol prices, adversely impacting Diversa’s results of operations, cash flows and financial condition.

Domestic ethanol production capacity has increased steadily from 1.7 billion gallons per year in January of 1999 to 5.4 billion gallons per year at January 2007 according to the Renewable Fuels Association, or RFA. In addition, there is a significant amount of capacity being added to the fuel ethanol industry, including capacity that may be added as a result of government programs and/or incentives, and capacity added to address anticipated increases in demand. However, demand for ethanol may not increase as quickly as expected, or at all.

If the ethanol industry has excess capacity, a fall in prices will likely occur which will have an adverse impact on the viability of Diversa’s vertical integration strategy within biofuels, as well as Diversa’s results of operations, cash flows and financial condition if it proceeds to market ethanol. Demand for ethanol could be impaired due to a number of factors, including regulatory developments and reduced United States gasoline consumption. Reduced gasoline consumption could occur as a result of increased gasoline or oil prices. For example, price increases could cause businesses and consumers to reduce driving or acquire vehicles with more favorable gasoline mileage capabilities.

The United States ethanol industry is highly dependent upon a myriad of federal and state legislation and regulation and any changes in such legislation or regulation could materially adversely affect Diversa’s results of operations and financial condition.

The elimination or significant reduction in the Federal Excise Tax Credit could have a material adverse effect on Diversa’s results of operations.

The production of ethanol is made significantly more competitive by federal tax incentives. The Volumetric Ethanol Excise Tax Credit, or VEETC, program, which is scheduled to expire on December 31, 2010, allows gasoline distributors who blend ethanol with gasoline to receive a federal excise tax rate reduction for each blended gallon they sell regardless of the blend rate. The current federal excise tax on gasoline is $0.184 per gallon, and is paid at the terminal by refiners and marketers. If the fuel is blended with ethanol, the blender may claim a $0.51 tax credit for each gallon of ethanol used in the mixture. The VEETC may not be renewed prior to its expiration in 2010, or if renewed, it may be renewed on terms significantly less favorable than current tax incentives. In addition, the blenders’ credits, as well as other federal and state programs benefiting ethanol (such as tariffs), generally are subject to United States government obligations under international trade agreements, including those under the World Trade Organization Agreement on Subsidies and Countervailing Measures, and might be the subject of challenges thereunder, in whole or in part. The elimination or significant reduction in the VEETC could have a material adverse effect on Diversa’s results of operations.

Waivers of the Renewable Fuels Standard minimum levels of renewable fuels included in gasoline, or the lapse of the increased weight given for the use of cellulosic ethanol for compliance with the Renewable Fuels Standard, could have a material adverse affect on Diversa’s results of operations.

Under the Energy Policy Act of 2005, the Department of Energy, in consultation with the Secretary of Agriculture and the Secretary of Energy, may waive the Renewable Fuels Standard, or RFS, mandate with respect to one or more states if the Administrator determines that implementing the requirements would severely harm the economy or the environment of a state, a region or the United States, or that there is inadequate supply to meet the requirement. Additionally, under the RFS, through 2013, one gallon of cellulosic ethanol is credited as 2.5 gallons for compliance with the RFS. Any waiver of the RFS with respect to one or more states or with respect to a particular year, or the lapse or alteration of the extra weight cellulosic ethanol is given in complying with the RFS, could adversely affect demand for ethanol and could have a material adverse effect on Diversa’s results of operations and financial condition.

While the Energy Policy Act of 2005 imposes the RFS, it does not mandate the use of ethanol and eliminates the oxygenate requirement for reformulated gasoline in the Reformulated Gasoline Program included in the Clean Air Act.

The Reformulated Gasoline, or RFG, program’s oxygenate requirements contained in the Clean Air Act, was completely eliminated on May 5, 2006 by the Energy Policy Act of 2005. While the RFA expects that ethanol should account for the largest share of renewable fuels produced and consumed under the RFS, the RFS is not limited to ethanol and also includes biodiesel and any other liquid fuel produced from biomass or biogas. The elimination of the oxygenate requirement for reformulated gasoline in the RFG program included in the Clean Air Act may result in a decline in ethanol consumption in favor of other alternative fuels, which in turn could have a material adverse effect on Diversa’s results of operations and financial condition.

The elimination or alteration of the special depreciation allowances for cellulosic ethanol facilities.

Under the Tax Relief and Health Care Act of 2006, a special first year depreciation allowance for qualified cellulosic biomass ethanol plant property was created. Under this allowance, a qualifying facility would be eligible for a depreciation deduction of up to 50% of its adjusted basis in the year the facility is placed in service. The elimination or alteration of this depreciation allowance could have a material adverse effect on Diversa’s results of operations and financial condition.

Certain countries can export ethanol to the United States duty-free, which may undermine the ethanol production industry in the United States.

Imported ethanol is generally subject to a $0.54 per gallon tariff and a 2.5% ad valorem tax that was designed to offset the $0.51 per gallon ethanol subsidy available under the federal excise tax incentive program for refineries that blend ethanol in their fuel. There is a special exemption from the tariff for ethanol imported from certain countries in Central America and the Caribbean islands which is limited to a total of 7.0% of United States production per year (with additional exemptions for ethanol produced from feedstock in the Caribbean region over the 7.0% limit). Diversa does not know the extent to which the volume of imports would increase or the effect on United States prices for ethanol if the tariff is not renewed beyond its current expiration in December 2007. In addition the North America Free Trade Agreement countries, Canada and Mexico, are exempt from duty. Imports from the exempted countries have increased in recent years and are expected to increase further as a result of new plants under development. In particular, the ethanol industry has expressed concern with respect to a new plant under development by Cargill, Inc., one of the largest ethanol producers in the United States, in El Salvador that would take the water out of Brazilian ethanol and then ship the dehydrated ethanol from El Salvador to the United States duty-free. Since production costs for ethanol in Brazil are estimated to be significantly less than what they are in the United States, the import of the Brazilian ethanol duty-free through El Salvador, or the import of ethanol duty-free from any country not exempted from the tariff through a country exempted from the tariff, may negatively impact the demand for domestic ethanol and the price at which Diversa sell its ethanol.

Risks Specific to Diversa’s Specialty Enzymes Business

Diversa is dependent on its collaborative partners, and Diversa’s failure to successfully manage its existing and future collaboration relationships could prevent Diversa from developing and commercializing many of its specialty enzyme products and achieving or sustaining profitability.

Diversa currently has license agreements, strategic alliance agreements, collaboration agreements, supply agreements, and distribution agreements relating to its specialty enzymes business with Syngenta AG, BASF, Bayer Animal Health, Bunge Oils, Cargill Health and Food Technologies, DSM Pharma Chemicals, DuPont Bio-Based Materials, Givaudan Flavors Corporation, and Xoma. For the year ended December 31, 2006, approximately 46% of Diversa’s revenue was from Syngenta. Diversa expects that a significant portion of any future revenue in its specialty enzymes business will be derived from its collaboration agreements. Since Diversa does not currently possess the resources necessary to independently develop and commercialize all of the potential specialty enzyme products that may result from its technologies, Diversa expects to continue to enter into, and in the near-term derive additional revenue from, strategic alliance and collaboration agreements to develop and commercialize specialty enzyme products. Diversa will have limited or no control over the resources that any strategic partner or collaborator may devote to Diversa’s partnered specialty enzyme products. Any of Diversa’s present or future strategic partners or collaborators may fail to perform their obligations as expected. These strategic partners or collaborators may breach or terminate their agreements with Diversa or otherwise fail to conduct their collaborative activities successfully and in a timely manner. Further, Diversa’s strategic partners or collaborators may not develop specialty enzyme products arising out of Diversa’s collaborative arrangements or devote sufficient resources to the development, manufacture, marketing, or sale of these specialty enzyme products. If any of these events occur, or Diversa fails to enter into or maintain strategic alliance or collaboration agreements, Diversa may not be able to commercialize Diversa’s specialty enzyme products, grow Diversa’s specialty enzyme business, or generate sufficient revenue to support Diversa’s operations. Diversa’s present or future strategic alliance and collaboration opportunities could be harmed if:

•	Diversa does not achieve its research and development objectives under its strategic alliance and collaboration agreements;

•

Diversa develops specialty enzyme products and processes or enters into additional strategic alliances or collaborations that conflict with the business objectives of its strategic partners or collaborators;

•	Diversa disagrees with its strategic partners or collaborators as to rights to intellectual property Diversa develops, or their research programs or commercialization activities;

•	Diversa is unable to manage multiple simultaneous strategic alliances or collaborations;

•	Diversa’s strategic partners or collaborators become competitors of Diversa or enter into agreements with its competitors;

•

Diversa’s strategic partners or collaborators become less willing to expend their resources on research and development due to general market conditions or other circumstances beyond Diversa’s control;

•	consolidation in Diversa’s target markets limits the number of potential strategic partners or collaborators; or

•	Diversa is unable to negotiate additional agreements having terms satisfactory to Diversa.

Diversa may not be able to realize any future benefits from the products and programs that Diversa discontinued and/or de-emphasized in connection with the strategic reorganization that Diversa announced in January 2006.

In January 2006, Diversa announced a strategic reorganization designed to focus its resources on programs and products that have the greatest opportunity for success. Accordingly, Diversa elected to discontinue or to exit certain products and programs, many of which Diversa had spent significant amounts of research funds on up to the point of their discontinuation and/or de-emphasis. Diversa will attempt to sell and/or out-license to third parties some of these products and programs, including, but not limited to, its sordarins anti-fungal program. It is possible that Diversa could be unsuccessful in its attempts to sell or out-license these products and/or programs. In the event that Diversa is successful in selling or out-licensing any of these products and/or programs, the structure of such transactions may provide for only future compensation in the event that the third party is ultimately successful in development of the products and/or programs. Accordingly, it is possible that Diversa may not receive any financial benefit from any sale or out license of these products and/or programs.

Diversa does not own equipment with the capacity to manufacture products on a commercial scale. If Diversa is unable to access the capacity to manufacture products in sufficient quantity, Diversa may not be able to commercialize its products or generate significant sales.

Diversa has only limited experience in enzyme manufacturing, and Diversa does not have its own capacity to manufacture specialty enzyme products on a commercial scale. Diversa expects to be dependent to a significant extent on third parties for commercial scale manufacturing of its specialty enzyme products. Diversa has arrangements with third parties that have the required manufacturing equipment and available capacity to manufacture Fuelzyme™-LF enzyme, Phyzyme™ XP, Bayovac® SRS, Quantum™ phytase, Luminase™ PB-100 enzyme, Luminase™ PB-200 enzyme, Pyrolase 160 enzyme, Pyrolase 200 enzyme, and Cottonase™ enzyme. While Diversa has its own pilot development facility, Diversa continues to depend on third parties for large-scale commercial manufacturing. Additionally, one of Diversa’s third party manufacturers is located in a foreign country. Any difficulties or interruptions of service with its third party manufacturers or its own pilot manufacturing facility could disrupt its research and development efforts, delay its commercialization of specialty enzyme products, and harm its relationships with its specialty enzyme strategic partners, collaborators, or customers.

Diversa has only limited experience in independently developing, manufacturing, marketing, selling, and distributing commercial specialty enzyme products.

Diversa intends to pursue some specialty enzyme product opportunities independently. Diversa currently has only limited resources and capability to develop, manufacture, market, sell, or distribute specialty enzyme products on a commercial scale. Diversa will determine which specialty enzyme products to pursue independently based on various criteria, including: investment required, estimated time to market, regulatory hurdles, infrastructure requirements, and industry-specific expertise necessary for successful commercialization. At any time, Diversa may modify its strategy and pursue collaborations for the development and commercialization of some specialty enzyme products that Diversa had intended to pursue independently. Diversa may pursue specialty enzyme products that ultimately require more resources than Diversa anticipates or which may be technically unsuccessful. In order for Diversa to commercialize more specialty enzyme products directly, Diversa would need to establish or obtain through outsourcing arrangements additional capability to develop, manufacture, market, sell, and distribute such products. If Diversa is unable to successfully commercialize specialty enzyme products resulting from its internal product development efforts, Diversa will continue to incur losses in its specialty enzymes business, as well as in its business as a whole. Even if Diversa successfully develops a commercial specialty enzyme product, Diversa may not generate significant sales and achieve profitability in its specialty enzymes business, or in its business as a whole.

Risks Related to Owning Diversa’s Common Stock

Diversa is subject to anti-takeover provisions in its certificate of incorporation, bylaws, and Delaware law and has adopted a shareholder rights plan that could delay or prevent an acquisition of Diversa’s company, even if the acquisition would be beneficial to Diversa’s stockholders.

Provisions of Diversa’s certificate of incorporation, Diversa’s bylaws and Delaware law could make it more difficult for a third party to acquire Diversa, even if doing so would be beneficial to Diversa’s stockholders. In addition, Diversa adopted a share purchase rights plan that has anti-takeover effects. The rights under the plan will cause substantial dilution to a person or group that attempts to acquire Diversa on terms not approved by Diversa’s board of directors. The rights should not interfere with any merger or other business combination approved by Diversa’s board, since the rights may be amended to permit such an acquisition or may be redeemed by Diversa. These provisions in Diversa’s charter documents, under Delaware law, and in Diversa’s rights plan could discourage potential takeover attempts and could adversely affect the market price of Diversa’s common stock. Because of these provisions, Diversa’s common stockholders might not be able to receive a premium on their investment.

Diversa expects that its quarterly results of operations will fluctuate, and this fluctuation could cause Diversa’s stock price to decline, causing investor losses.

Diversa’s quarterly operating results have fluctuated in the past and are likely to do so in the future. These fluctuations could cause its stock price to fluctuate significantly or decline. Revenue in future periods may be greater or less than revenue in the immediately preceding period or in the comparable period of the prior year. Some of the factors that could cause Diversa’s operating results to fluctuate include:

•	termination of strategic alliances and collaborations;

•	the success rate of Diversa’s discovery efforts associated with milestones and royalties;

•	the ability and willingness of strategic partners and collaborators to commercialize, market, and sell royalty-bearing products or processes on expected timelines;

•

Diversa’s ability to enter into new agreements with strategic partners and collaborators or to extend the terms of its existing strategic alliance agreements and collaborations, and the terms of any agreement of this type;

•	Diversa’s ability to successfully satisfy all pertinent regulatory requirements;

•	Diversa’s ability to successfully commercialize products or processes developed independently and the demand for such products or processes;

•	general and industry specific economic conditions, which may affect Diversa and Diversa’s collaborative partners’ research and development expenditures; and

•	increased expenses related to the implementation of Diversa’s vertical integration strategy within biofuels.

If revenue declines or does not grow as anticipated, Diversa may not be able to correspondingly reduce its operating expenses. A large portion of Diversa’s expenses, including expenses for facilities, equipment and personnel, are relatively fixed. Failure to achieve anticipated levels of revenue could therefore significantly harm Diversa’s operating results for a particular fiscal period.

Due to the possibility of fluctuations in Diversa’s revenue and expenses, Diversa believes that quarter-to-quarter comparisons of Diversa’s operating results are not a good indication of Diversa’s future performance. Diversa’s operating results in some quarters may not meet the expectations of stock market analysts and investors. In that case, Diversa’s stock price would probably decline.

Diversa’s stock price has been and may continue to be particularly volatile.

The stock market, from time to time, has experienced significant price and volume fluctuations that are unrelated to the operating performance of companies. The market prices of technology companies, particularly biotechnology companies, have been highly volatile. Diversa’s stock has been and may continue to be affected by this type of market volatility, as well as by its own performance. The following factors, among other risk factors, may have a significant effect on the market price of Diversa’s common stock:

•	developments in Diversa’s relationships with current or future strategic partners and collaborators;

•	announcements of technological innovations or new products or processes by Diversa or its competitors;

•	developments in patent or other proprietary rights;

•	Diversa’s ability to access genetic material from diverse ecological environments and practice its technologies;

•	future royalties from product sales, if any, by Diversa’s collaborative partners;

•	future royalties and fees for use of Diversa’s proprietary processes, if any, by its licensees;

•	fluctuations in Diversa’s operating results;

•	litigation;

•	developments in domestic and international governmental policy or regulation; and

•	economic and other external factors or other disaster or crisis.

Concentration of ownership among Diversa’s existing officers, directors and principal stockholders may prevent other stockholders from influencing significant corporate decisions and depress Diversa’s stock price.

Diversa’s officers, directors, and stockholders with at least 5% of Diversa’s stock together controlled approximately 48% of Diversa’s outstanding common stock as of March 1, 2007. If these officers, directors, and principal stockholders act together, they will be able to exert a significant degree of influence over Diversa’s management and affairs and over matters requiring stockholder approval, including the election of directors and approval of mergers or other business combination transactions. In addition, as of March 1, 2007, Syngenta and its affiliates controlled approximately 16.5% of Diversa’s outstanding common stock, and by themselves will be able to exert a significant degree of influence over Diversa’s management and affairs and over matters requiring stockholder approval. The interests of this concentration of ownership may not always coincide with Diversa’s interests or the interests of other stockholders. For instance, officers, directors, and principal stockholders, acting together, could cause Diversa to enter into transactions or agreements that Diversa would not otherwise consider. Similarly, this concentration of ownership may have the effect of delaying or preventing a change in control of Diversa otherwise favored by its other stockholders. This concentration of ownership could depress Diversa’s stock price.

Future sales of Diversa’s stock by large stockholders could cause the price of Diversa’s stock to decline.

A number of Diversa’s stockholders hold significant amounts of Diversa’s stock. For example, as of March 1, 2007, Syngenta, Diversa’s largest stockholder, owned 7,963,593 shares of Diversa’s common stock, or approximately 16.5% of Diversa’s outstanding shares. All of Diversa’s shares owned by Syngenta are eligible for sale in the public market subject to compliance with the applicable securities laws. Diversa has agreed that, upon Syngenta’s request, Diversa will file one or more registration statements under the Securities Act in order to permit Syngenta to offer and sell shares of Diversa’s common stock. Sales of a substantial number of shares of Diversa’s stock by its large stockholders, including Syngenta, in the public market could adversely affect the market price of its stock.

Risks Related to the Combined Company

In determining whether you should approve the merger, the issuance of shares of Diversa common stock and other matters related to the merger, as the case may be, you should carefully read the following risk factors in addition to the risks described under “—Risks Related to Diversa” which will also apply to the combined company, including, but not limited to, its business, operations, technology and intellectual property.

The combined company may be unable to integrate its operations successfully and realize all of the anticipated benefits of the merger.

The merger involves the integration of two companies that previously have operated independently, which is a complex, costly and time-consuming process. The difficulties of combining the companies’ operations include, among other things:

•	the necessity of coordinating geographically disparate organizations, systems and facilities;

•	integrating personnel with diverse business backgrounds;

•	consolidating corporate and administrative functions;

•	consolidating research and development and operations;

•	retaining key employees; and

•	preserving Diversa’s and Celunol’s research and development, collaboration, distribution and other important relationships.

The process of integrating operations could cause an interruption of, or loss of momentum in, the activities of the combined company’s business and the loss of key personnel. The diversion of management’s attention and any delays or difficulties encountered in connection with the merger and the integration of the two companies’ operations could harm the business, results of operations, financial condition or prospects of the combined company after the merger.

Among the factors considered by Diversa’s board of directors in connection with its approval of the merger agreement were the opportunities for synergies from complementary technologies that could result from the merger. There can be no assurance that these synergies will be realized within the time periods contemplated or that they will be realized at all. There also can be no assurance that Diversa’s integration with Celunol will result in the realization of the full benefits anticipated by the companies to result from the merger.

Celunol’s business is based on technology licensed to Celunol by the University of Florida Research Foundation, Inc. If that license should terminate, Celunol’s ability to conduct its business would be seriously impaired.

The combined company’s stock price is expected to be volatile, and the market price of its common stock may drop following the merger.

If the merger occurs, the market price of the combined company’s common stock could be subject to significant fluctuations. Some of the factors that may cause the market price of the combined company’s common stock to fluctuate include:

•	the entry into, or termination of, key agreements, including key collaboration agreements;

•	the initiation of, material developments in, or conclusion of litigation to enforce or defend any of the combined company’s intellectual property rights;

•

general and industry-specific economic and regulatory conditions that may affect the combined company’s ability to successfully develop and commercialize biofuels and cellulosic ethanol and other products;

•	the loss of key employees;

•	the introduction of technological innovations or alternative energy sources or other products by competitors of the combined company;

•	changes in estimates or recommendations by securities analysts, if any, who cover the combined company’s common stock;

•	future sales of the combined company’s common stock; and

•	period-to-period fluctuations in the combined company’s financial results.

Moreover, the stock markets in general have experienced substantial volatility that has often been unrelated to the operating performance of individual companies. These broad market fluctuations may also adversely affect the trading price of the combined company’s common stock.

In the past, following periods of volatility in the market price of a company’s securities, stockholders have often instituted class action securities litigation against those companies. Such litigation, if instituted, could result in substantial costs and diversion of management attention and resources, which could significantly harm the combined company’s profitability and reputation.

The combined company may continue to incur losses for the foreseeable future, and might never achieve profitability.

Diversa has incurred net losses since its inception, including a net loss of approximately $39.3 million for the year ended December 31, 2006. As of December 31, 2006, Diversa had an accumulated deficit of approximately $329.5 million. Through 2006, Diversa’s losses were attributable to its specialty enzymes business. Diversa expects to continue to incur additional losses over the next few years as Diversa pursues its specialty enzymes business, continues to develop independent products and as a result of Diversa’s continued investment in its sales and marketing infrastructure to support anticipated growth in product sales. Beginning in 2007, Diversa expects to begin to incur additional losses as it pursues its vertical integration strategy within biofuels. The extent of Diversa’s future losses will depend, in part, on the rate of growth, if any, in Diversa’s contract revenue, future product sales at profitable margins, and on the level of Diversa’s expenses. To date, most of Diversa’s revenue has been derived from collaborations and grants related to its specialty enzymes business, and Diversa expects that a significant portion of its revenue for 2007 will result from the same sources.

Celunol is a development stage company and has incurred significant losses in each fiscal year since its inception, which included net losses of approximately $8.0 million in 2006, $4.4 million in 2005 and $5.4 million in 2004. As a result of ongoing operating losses, Celunol had an accumulated deficit of $64.4 million at December 31, 2006. Celunol expects to continue to incur significant construction, project development, administrative, and other expenses. Celunol will need to generate significant revenue to achieve and maintain profitability, and Celunol cannot be sure that it will achieve profitability at all or, if it does, that it will remain profitable for any substantial period of time.

The combined company will need to conduct significant research, development, testing and plant construction activities that, together with projected general and administrative expenses, are expected to result in substantial increased operating losses for at least the next several years. Even if the combined company does achieve profitability, it may not be able to sustain or increase profitability on a quarterly or annual basis.

If the combined company loses key personnel or is unable to attract and retain additional personnel, the combined company may be unable to pursue collaborations or develop its own products.

The loss of any key members of the combined company’s management, including Carlos A. Riva, who is expected to be the combined company’s President and Chief Executive Officer or John A. McCarthy, Jr., who is expected to be the combined company’s Chief Financial Officer, or business development or scientific staff, or failure to attract or retain other key management, business development or scientific employees, could prevent the combined company from developing and commercializing biofuels and cellulosic ethanol and other new products and entering into collaborations or licensing arrangements to execute on its business strategy.

Recruiting and retaining qualified personnel to perform research and development and commercialization work and to negotiate collaborations and licensing arrangements on behalf of the combined company will be critical to the combined company’s success. There is intense competition for qualified managerial, business development and scientific personnel from numerous companies, as well as from academic and government organizations, research institutions and other entities.

The combined company does not anticipate paying cash dividends, and accordingly, stockholders must rely on stock appreciation for any return on their investment in the combined company.

The combined company anticipates that it will retain its earnings, if any, for future growth and therefore does not anticipate paying cash dividends in the future. As a result, only appreciation of the price of the combined company’s common stock will provide a return to stockholders. Investors seeking cash dividends should not invest in the combined company’s common stock.

If the combined company is unable to successfully commercialize its technology, its business may fail to generate sufficient revenue, if any, which would adversely affect its operating results.

The combined company expects to derive a significant portion of its revenue from the commercialization of its proprietary technology for producing fuel-grade cellulosic ethanol by developing, either alone or with partners, cellulosic ethanol production plants and by licensing its proprietary technology. In order to develop a viable cellulosic ethanol business, the combined company will need to successfully complete the construction of Celunol’s demonstration plant and then successfully design, finance and construct commercial-scale cellulosic ethanol facilities, and prove that the combined company can operate commercial-scale ethanol facilities at costs that are competitive with grain-based ethanol facilities, and other cellulosic ethanol technologies that may be developed and other alternative fuel technologies that may be developed. Currently, there are no commercial-scale cellulosic ethanol production plants in operation in the United States and the combined company will have no experience developing, constructing or operating commercial-scale ethanol production plants. Celunol will have only recently completed an upgrade of its pilot plant in Jennings, Louisiana, and will have only recently broken ground on the construction of its first demonstration-scale cellulosic ethanol facility. There can be no assurance that the combined company will be able to develop and operate cellulosic ethanol production plants on a commercial scale, that the combined company will be able to successfully license its technology to third parties, or that any cellulosic ethanol facilities developed by the combined company or its licensees can be profitable.

If the combined company is unable to successfully operate Celunol’s recently-upgraded pilot cellulosic ethanol production facility or to successfully construct and operate Celunol’s demonstration-scale cellulosic ethanol production facility, it may be unable to proceed with the development of cellulosic facilities on a commercial-scale, which would have a material adverse effect on its business.

The combined company has not built or operated demonstration- or commercial-scale cellulosic ethanol plants to date. The development of a portfolio of ethanol production facilities is dependent on the performance of Celunol’s recently-upgraded pilot plant and its demonstration plant now under construction. The operation of Celunol’s pilot plant and the construction of its demonstration plant might be subject to significant interruption and delay in case of a major accident or damage from severe weather or other natural disasters. In addition, Celunol’s demonstration plant, once constructed and operational, may not produce ethanol in sufficient quantities or the operating costs for the plant may be significantly higher than the combined company has expected. If the combined company is unable to produce ethanol in the demonstration plant at competitive variable costs, it may be unable to proceed with the development of commercial-scale facilities.

In order to successfully develop commercial-scale facilities, the combined company will need to address siting, construction and other issues, and if it fails to successfully overcome these issues it will not be able to commercialize its technology.

Even if the combined company can demonstrate that its technology can be deployed on a commercial-scale to produce cellulosic ethanol on a cost-competitive basis, in order to be successful it must develop a number of commercial-scale projects. In order to successfully develop commercial-scale projects, the combined company must overcome a number of risks and uncertainties including the following:

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Sites. In order to develop commercial facilities, the combined company will need to identify and obtain rights to appropriate sites. In evaluating and obtaining sites, the combined company will need to address a number of issues, including the proximity to potential feedstocks and proximity to transportation infrastructure and end-user markets. Competition for suitable cellulosic ethanol production sites may increase as the market evolves. The combined company may not find suitable additional sites for the construction of new facilities.

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Joint Venture Partners. In addition to identifying sites for projects the combined company develops on its own, the combined company may seek to develop commercial facilities through joint venture partners. The combined company may not find suitable joint venture partners for construction of new facilities. As the market for cellulosic ethanol projects evolves, competition may increase for potential joint venture partners with favorable sites.

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Off-Take Arrangements. In order to successfully develop a commercial-scale facility, the combined company will need to enter into off-take arrangements for the sale of ethanol to be produced at that facility. If the combined company is unable to enter into appropriate off-take arrangements, it may be unable to obtain project financing for the particular facility.

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Construction. The combined company will need to identify and retain a significant number of contractors, engineering firms, construction firms and equipment suppliers on satisfactory terms in order to be able to develop and construct multiple commercial-scale cellulosic ethanol facilities. These vendors also receive requests and orders from other companies in the ethanol and other industries and, therefore, the combined company may not be able to secure their services or products on a timely basis or on acceptable financial terms. If the combined company is unable to enter into construction and supply contracts on satisfactory terms, it will not be able to obtain financing for its commercial scale projects. In addition, the combined company’s construction costs may also increase to levels that would make a new facility too expensive to develop or unprofitable to operate.

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Operating Risks. If the combined company is able to build commercial scale ethanol facilities, its operation of these facilities may be subject to labor disruptions and unscheduled downtime, or other operational hazards inherent in the ethanol industry, such as equipment failures, fires, explosions, abnormal pressures, blowouts, pipeline ruptures, transportation accidents and natural disasters. Some of these operational hazards may cause personal injury or loss of life, severe damage to or destruction of property and equipment or environmental damage, and may result in suspension of operations and the imposition of civil or criminal penalties. The combined company’s insurance may not be adequate to fully cover the potential operational hazards described above. Any delay in development or interruption due to these potential operational risks could result in substantial losses and material adverse effects on the combined company’s results of operations.

In order to gain broad acceptance of its technology, the combined company will need to enter into licensing arrangements with third parties, and if it fails to successfully identify and enter into licenses with qualified third parties or to successfully manage existing and future licensing relationships, the combined company may not be able to successfully commercialize its technology.

Celunol currently has a technology transfer agreement in place with Marubeni Corporation and Tsukishima Kikai Co., Ltd. Diversa and Celunol also expect that a significant portion of the combined company’s future revenue will be derived from licensing agreements that the combined company will enter into in the future. If the combined company fails to enter into and maintain license agreements, the combined company may not be able to gain broad acceptance for its technology, grow a business or generate sufficient revenues to support its operations. The combined company’s future license opportunities could be harmed if:

•	Celunol does not successfully operate its pilot plant or successfully construct and operate its demonstration plant;

•	the combined company is unable to successfully develop commercial-scale facilities;

•	the combined company develops processes or enter into licenses that conflict with the business objectives of Diversa’s and Celunol’s existing licensees;

•	the combined company disagrees with its licensees as to rights to intellectual property the combined company develops or its licensees’ research programs or commercialization activities;

•	the combined company is unable to manage multiple licensee relationships;

•	the combined company’s licensees become its competitors or enter into agreements with its competitors;

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the combined company’s licensees become less willing to expend their resources on research or development due to general market conditions or other circumstances beyond the combined company’s control; or

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consolidation in the combined company’s target markets limits the number of potential strategic licensees or the combined company is unable to negotiate additional license agreements having terms satisfactory to it.

The combined company will need additional capital in the future to fund its operations and to support the development of its project portfolio, which financing may not be available on acceptable terms, if at all.

The combined company will have to raise additional capital to support continued growth of its business and to establish a stronger financial position. Additional financing may not be available on terms that are favorable to the combined company, or at all. A failure to obtain additional funding could impair the combined company’s ability to implement its business plan and may result in its inability to fund or continue its operations. In addition, the combined company expects to attempt to raise funds in the non-recourse, project-finance capital markets to finance growth of its project portfolio. Such funds may not be available to the combined company or may be available on terms not satisfactory to it. The combined company will also pursue federal, state and local financial incentives such as loan guarantee programs and grants as appropriate, but such funds may not be available to the combined company in adequate amounts, if at all. Any inability to raise adequate funds to support the growth of its project portfolio will materially adversely affect the combined company’s business.

The combined company’s competitive position, financial position and results of operations may be adversely affected by technological advances.

Even if the combined company is able to execute its business plan and develop commercial-scale cellulosic ethanol production plants and successfully license its proprietary technology, the development and implementation of new technologies may result in a significant reduction in the costs of ethanol production. For example, any technological advances by others in the efficiency or cost to produce ethanol from corn or other biomass could have an adverse effect on the combined company’s competitiveness. The combined company cannot predict when new technologies may become available, the rate of acceptance of new technologies by its competitors or the costs associated with new technologies. In addition, advances in the development of alternatives to ethanol could significantly reduce demand for or eliminate the need for ethanol. Any advances in technology which require significant capital expenditures to remain competitive or which reduce demand or prices for ethanol would have a material adverse effect on the results of the combined company’s operations and financial position.

The termination or loss of Celunol’s exclusive license from the University of Florida Research Foundation, Inc., would have a material adverse effect on the combined company’s business.

Celunol has an exclusive worldwide license to use, develop and commercially exploit the ethanol production patent estate of the University of Florida Research Foundation, Inc., or UFRFI, which consists of 15 U.S. patents, 7 pending U.S. patent applications, 54 foreign patents, 52 foreign patent applications and other related proprietary ethanol technology, and any extensions and improvements thereof for the production of ethanol, all of which is referred to herein as the UFRFI technology. The UFRFI license agreement expires on the later of October 2015 or the expiration of the last patent related to the UFRFI licensed technology. Based on the latest to expire of the current granted U.S. patents, the UFRFI license agreement will extend into 2022. Pending and future patent applications related to the UFRFI licensed technology, if granted, would extend the expiration date of the UFRFI license agreement beyond 2026. Loss of the rights to the UFRFI technology licensed to Celunol, for example, due to its inability to comply with the terms and conditions or otherwise, of the UFRFI license agreement, would have a material adverse effect on the combined company’s business.

The combined company’s ability to compete and the success of its business could be jeopardized if it is unable to protect its intellectual property adequately.

The combined company’s success depends upon the protection of its proprietary intellectual property rights, including its technology that enables the production of ethanol from cellulosic biomass materials. The combined company expects to rely on a combination of patent, trademark and trade secret laws, and confidentiality provisions in agreements with employees, consultants and commercial and research partners, to protect its intellectual property rights. Other parties may not comply with the terms of their agreements with the combined company, and the combined company may not be able to enforce its rights adequately against these parties. In addition, unauthorized parties may attempt to copy or otherwise obtain and use the combined company’s products or technology. Monitoring unauthorized use of intellectual property is difficult, and the combined company cannot be certain that the steps it takes will prevent unauthorized use of the combined company’s technology, particularly in foreign countries where the laws may not protect its proprietary rights as fully as in the U.S. If competitors are able to use the combined company’s technology, its ability to compete effectively could be harmed. For example, if a competitor were to gain use of certain of the combined company’s proprietary technology, it might be able to manufacture similar micro-organisms and enzyme technology or similarly designed and equipped cellulosic ethanol production facilities, at reduced costs, which could result in a decrease in demand for the combined company’s products and facilities. Although the combined company intends to adopt a strategy of seeking patent protection in the U.S. and in foreign countries with respect to certain of the technologies used in or relating to its products, production facilities and processes, others may independently develop and obtain patents for technologies that are similar to or superior to the combined company’s technologies. If that happens, the combined company may need to license these technologies and it may not be able to obtain licenses on reasonable terms, if at all, which could cause harm to the combined company’s business. Further, it should be understood that the filing of patent applications with the U.S. or foreign patent offices does not guarantee the issuance of a patent. Any patent that has or will issue does not necessarily protect a commercial product or process of the combined company and the issuance of a patent is not conclusive as to its validity or enforceability. In addition, the issuance of a patent does not provide the patent holder with freedom to operate unimpeded by the patent rights of others. It should be understood also that patents have a finite lifespan and that the expiration of patents may harm the combined company’s ability to compete in the marketplace. In addition, if the combined company resorts to legal proceedings to enforce its intellectual property rights, the proceedings could become burdensome and expensive, even if the combined company were to prevail.

The combined company may become involved in litigation as a result of allegations that it infringes upon intellectual property rights of others. Any parties asserting that the combined company’s products, production facilities or processes infringe upon their proprietary rights would force the combined company to defend itself, and possibly third parties, against the alleged infringement. These claims and any resulting lawsuit, if successful, could subject the combined company to significant liability for damages and invalidation of its proprietary rights.

Any potential intellectual property litigation also could force the combined company to do one or more of the following:

•	stop selling, incorporating or using its products that use the challenged intellectual property;

•	stop production of cellulosic ethanol at its production facilities;

•	obtain from the owner of the infringed intellectual property right a license to sell or use the relevant technology, which license may not be available on reasonable terms, or at all; or

•	redesign those products, facilities or processes that use any allegedly infringing technology.

Anticipated results of the combined company’s cellulosic ethanol production business may be dependent on certain commodity prices, especially prices of oil, fuel ethanol and gasoline, and increases in those commodity prices could affect the demand for ethanol, and increases in other commodity prices could affect the combined company’s production costs.

Weather conditions and other factors affecting crop yields, farmer planting decisions, and general economic, market and regulatory factors may influence the availability, transportation costs and price of biomass feedstocks used in Celunol’s pilot plant and to be used in its demonstration- and commercial-scale production facilities. There can be no guarantee that feedstock costs to the combined company may not increase over time. Government policies and subsidies with respect to agriculture and international trade, and global and local demand and supply, also impact the price and transportation costs of agricultural products. The significance and relative effects of these factors on the potential cost of feedstocks are difficult to predict. Any increase in the cost of feedstocks will result in increased costs, and negative effects on the combined company’s operating results.

Other inputs to the combined company’s cellulosic-ethanol production process will also be subject to price variation. These include chemicals, nutrients, enzymes, acid and lime, among others. Increases in the costs of these materials, or the combined company’s failure to achieve reductions in the use of such materials, could increase the combined company’s operating costs and have negative effects on its operating results.

The gross margin of the combined company’s anticipated ethanol production business depends principally on the spread between the price for ethanol and the combined company’s production costs. Any increase in production costs or decrease in the demand or price of ethanol will negatively effect its business.

Growth in the sale and distribution of ethanol is dependent on the changes to and expansion of related infrastructure which may not occur on a timely basis, if at all, and the combined company’s contemplated operations could be adversely affected by infrastructure disruptions.

Substantial development of infrastructure will be required by persons and entities outside the combined company’s control for its contemplated licensing and cellulosic ethanol production operations, and the ethanol industry generally, to grow. Areas requiring expansion include, but are not limited to:

•	the automobile industry’s adoption of manufacturing flexible fuel vehicles;

•	additional rail capacity affecting distribution of ethanol;

•	additional storage facilities for ethanol;

•	increases in truck fleets capable of transporting ethanol within localized markets;

•	expansion of refining and blending facilities to handle ethanol; and

•	growth in service stations equipped to handle ethanol fuels.

Substantial investments required for these infrastructure changes and expansions may not be made or they may not be made on a timely basis. Any delay or failure in making the changes to or expansion of infrastructure could hurt the demand for the combined company’s proprietary technology or the production of cellulosic ethanol, impede the combined company’s delivery of cellulosic ethanol, impose additional costs on the combined company, or otherwise have a material adverse effect on its results of operations or financial position. The combined company’s contemplated business will be dependent on the continuing availability of infrastructure and any infrastructure disruptions could have a material adverse effect on its business.

New ethanol plants under construction or decreases in the demand for ethanol may result in excess U.S. production capacity.

A number of the combined company’s competitors would be divisions of substantially larger enterprises and have substantially greater financial resources than the combined company would have. Smaller competitors also pose a threat. Farmer-owned cooperatives and independent firms consisting of groups of individual farmers and investors have been able to compete successfully in the ethanol industry. These smaller competitors operate smaller facilities which do not affect the local price of corn grown in the proximity to the facility as much as larger facilities. In addition, many of these smaller competitors are farmer-owned and often require their farmer-owners to commit to selling them a certain amount of corn as a requirement of ownership. A significant portion of production capacity in the ethanol industry consists of smaller-sized facilities. In addition, institutional investors and high net worth individuals could heavily invest in ethanol production facilities and oversupply the demand for ethanol, resulting in lower ethanol price levels that might adversely affect the results of the combined company’s contemplated cellulosic ethanol production operations and financial position.

The combined company’s results of operations may be adversely affected by environmental, health and safety laws, regulations and liabilities.

Celunol is, and the combined company is expected to be, subject to various federal, state and local environmental laws and regulations, including those relating to the discharge of materials into the air, water and ground, the generation, storage, handling, use, transportation and disposal of hazardous materials, and the health and safety of its employees. In addition, some of these laws and regulations require Celunol’s contemplated facilities to operate under permits that are subject to renewal or modification. These laws, regulations and permits can often require expensive pollution control equipment or operational changes to limit actual or potential impacts to the environment. A violation of these laws and regulations or permit conditions can result in substantial fines, natural resource damages, criminal sanctions, permit revocations and/or facility shutdowns.

Furthermore, upon implementing the combined company’s business plan, the combined company may become liable for the investigation and cleanup of environmental contamination at each of the properties that it owns or operates and at off-site locations where the combined company may arrange for the disposal of hazardous substances. If these substances have been or are disposed of or released at sites that undergo investigation and/or remediation by regulatory agencies, the combined company may be responsible under Comprehensive Environmental Response, Compensation and Liability Act, or other environmental laws for all or part of the costs of investigation and/or remediation, and for damages to natural resources. The combined company may also be subject to related claims by private parties alleging property damage and personal injury due to exposure to hazardous or other materials at or from those properties. Some of these matters may require expending significant amounts for investigation, cleanup, or other costs.

In addition, new laws, new interpretations of existing laws, increased governmental enforcement of environmental laws, or other developments could require the combined company to make additional significant expenditures. Continued government and public emphasis on environmental issues can be expected to result in increased future investments for environmental controls at ethanol production facilities. Present and future environmental laws and regulations, and interpretations thereof, applicable to ethanol operations, more vigorous enforcement policies and discovery of currently unknown conditions may require substantial expenditures that could have a material adverse effect on the results of the combined company’s operations and financial position.

Anti-takeover provisions in the combined company’s stockholder rights plan and in its certificate of incorporation and bylaws may prevent or frustrate attempts by stockholders to change the board of directors or current management and could make a third-party acquisition of the combined company difficult.

The combined company will be party to a stockholder rights plan, also referred to as a poison pill, which is intended to deter a hostile takeover of the combined company by making such proposed acquisition more expensive and less desirable to the potential acquirer. The stockholder rights plan and the combined company’s certificate of incorporation and bylaws, as amended, will contain provisions that may discourage, delay or prevent a merger, acquisition or other change in control that stockholders may consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares. These provisions could limit the price that investors might be willing to pay in the future for shares of the combined company’s common stock.

FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus contains “forward-looking statements” of Diversa within the meaning of the Private Securities Litigation Reform Act of 1995, which is applicable to Diversa because Diversa is a public company subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, but is not applicable to Celunol because Celunol is not a public company and is not currently subject to the reporting requirements of the Exchange Act. These forward-looking statements include:

•	the potential value created by the proposed merger for Diversa’s and Celunol’s securityholders;

•	the potential technological, strategic and commercial advantages and benefits for the combined company, including the advantages and benefits described under “The Merger—Reasons for the Merger;”

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Celunol’s and Diversa’s plans regarding future research, development, commercialization, independent project development, collaboration, licensing, intellectual property, regulatory and financing activities;

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statements related to potential growth in the use of ethanol, including cellulosic ethanol, the economic prospects for the ethanol industry and cellulosic ethanol and the advantages of cellulosic ethanol versus ethanol and other fuel sources;

•	Diversa’s ability to access satisfactory financing, both before and after giving effect to the merger; and

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each of Diversa’s and Celunol’s results of operations, financial condition and businesses, and products and product candidates under development and the expected impact of the proposed merger on the combined company’s financial and operating performance.

Words such as “anticipates,” “believes,” “forecast,” “potential,” “contemplates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “could,” “would,” “will,” “may,” “can” and similar expressions identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from the results contemplated by the forward-looking statements, including the following:

•	Diversa and Celunol may not be able to complete the proposed merger;

•	Diversa may not be able to access satisfactory financing, either before or after giving effect to the merger;

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technological, regulatory, competitive and other risks related to growth in the use of ethanol, including cellulosic ethanol, and the economic prospects for the ethanol industry and cellulosic ethanol; and

•	technological, regulatory, competitive, collaborative, execution and other risks associated with implementation of Diversa’s and Celunol’s business plans.

Many of the important factors that will determine these results and values are beyond Diversa’s and Celunol’s ability to control or predict. You are cautioned not to put undue reliance on any forward-looking statements. Except as otherwise required by law, Diversa and Celunol do not assume any obligation to update any forward-looking statements. In evaluating the merger, you should carefully consider the discussion of risks and uncertainties in the section entitled “Risk Factors” beginning on page 20 of this joint proxy statement/prospectus.

THE ANNUAL MEETING OF DIVERSA STOCKHOLDERS

Date, Time and Place

The annual meeting of Diversa stockholders will be held on [•], 2007, at Diversa’s offices at 4955 Directors Place, San Diego, CA 92121 commencing at [•] a.m. local time. Diversa is sending this joint proxy statement/prospectus to its stockholders in connection with the solicitation of proxies by the Diversa board of directors for use at the Diversa annual meeting and any adjournments or postponements of the annual meeting. This joint proxy statement/prospectus is first being furnished to stockholders of Diversa on or about [•], 2007.

Purposes of the Diversa Annual Meeting

The purposes of the Diversa annual meeting are:

1.	To consider and vote upon a proposal to approve the issuance of Diversa common stock pursuant to the Agreement and Plan of Merger and Reorganization, dated as of February 12, 2007, by and among Diversa, Concord Merger Sub, Inc., a wholly owned subsidiary of Diversa, Celunol Corp., a Delaware corporation, and William Lese, as stockholders’ representative, as described in this joint proxy statement/prospectus.

2.	To elect two directors to hold office until Diversa’s 2010 Annual Meeting of Stockholders.

3.	To ratify the selection by the audit committee of Diversa’s board of directors of Ernst & Young LLP as Diversa’s independent registered public accounting firm for Diversa’s fiscal year ending December 31, 2007.

4.	To approve the adoption of the Diversa 2007 Equity Incentive Plan, as described in this joint proxy statement/prospectus.

5.	To approve an amendment to the Diversa Employee Stock Purchase Plan to increase the number of shares of Diversa common stock authorized for issuance under that plan by 1,500,000 shares.

6.	To approve an amendment to Diversa’s certificate of incorporation to increase the number of authorized shares of Diversa common stock from 90,000,000 shares to 120,000,000 shares.

7.	To approve an amendment to Diversa’s certificate of incorporation to limit the personal liability of Diversa’s directors for monetary damages in a manner consistent with the limitations currently set forth in Diversa’s bylaws, a copy of which is attached as Annex E to this joint proxy statement/prospectus.

8.	To consider and vote upon an adjournment of the Diversa annual meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Diversa Proposal No. 1.

9.	To transact such other business as may properly come before the Diversa annual meeting or any adjournment or postponement thereof.

Recommendation of Diversa’s Board of Directors

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The Diversa board of directors has determined and believes that the issuance of shares of Diversa common stock pursuant to the merger is advisable to, and in the best interests of, Diversa and its stockholders and has approved such item. The Diversa board of directors unanimously recommends that Diversa stockholders vote “FOR” Diversa Proposal No. 1 to approve the issuance of shares of Diversa common stock pursuant to the merger.

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The Diversa board of directors has determined and believes that it is advisable to, and in the best interests of, Diversa and its stockholders that each named nominee serve as a member of Diversa’s board of directors. The Diversa board of directors unanimously recommends that Diversa stockholders vote “FOR” each named nominee.

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The Diversa board of directors has determined and believes that it is advisable to, and in the best interests of, Diversa and its stockholders to ratify the selection by the audit committee of Diversa’s board of directors of Ernst & Young LLP as Diversa’s independent registered public accounting firm for the fiscal year ending December 31, 2007. The Diversa board of directors unanimously recommends that Diversa stockholders vote “FOR” Diversa Proposal No. 3 to ratify the selection by the audit committee of Diversa’s board of directors of Ernst & Young LLP as Diversa’s independent registered public accounting firm for the fiscal year ending December 31, 2007.

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The Diversa board of directors has determined and believes that the adoption of the Diversa 2007 Equity Incentive Plan, as described in this joint proxy statement/prospectus, is advisable to, and in the best interests of, Diversa and its stockholders and has approved and adopted the Diversa 2007 Equity Incentive Plan, subject to receiving the required approval from Diversa’s stockholders. The Diversa board of directors unanimously recommends that Diversa stockholders vote “FOR” Diversa Proposal No. 4 to approve the adoption of the Diversa 2007 Equity Incentive Plan, as described in this joint proxy statement/prospectus.

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The Diversa board of directors has determined and believes that the amendment to the Diversa Employee Stock Purchase Plan to increase the number of shares of Diversa common stock authorized for issuance under that plan by 1,500,000 shares, is advisable to, and in the best interests of, Diversa and its stockholders and has approved and adopted the amendment to the Diversa Employee Stock Purchase Plan, subject to receiving the required approval from Diversa’s stockholders. The Diversa board of directors unanimously recommends that Diversa stockholders vote “FOR” Diversa Proposal No. 5 to approve the amendment of the Diversa Employee Stock Purchase Plan to increase the number of shares of Diversa common stock authorized for issuance under that plan by 1,500,000 shares.

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The Diversa board of directors has determined and believes that it is advisable to, and in the best interests of, Diversa and its stockholders to approve an amendment to Diversa’s certificate of incorporation effecting the increase in the number of authorized shares of Diversa common stock from 90,000,000 to 120,000,000. The Diversa board of directors unanimously recommends that Diversa stockholders vote “FOR” Diversa Proposal No. 6 to approve the amendment to Diversa’s certificate of incorporation effecting the increase in the number of authorized shares of Diversa common stock from 90,000,000 shares to 120,000,000 shares.

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The Diversa board of directors has determined and believes that the amendment of Diversa’s certificate of incorporation to limit the personal liability of Diversa’s directors for monetary damages in a manner consistent with the limitations currently set forth in Diversa’s bylaws is advisable to, and in the best interests of, Diversa and its stockholders and has approved such amendment. The Diversa board of directors unanimously recommends that Diversa stockholders vote “FOR” Diversa Proposal No. 7 to approve the amendment of Diversa’s certificate of incorporation to limit the personal liability of Diversa’s directors for monetary damages in a manner consistent with the limitations currently set forth in Diversa’s bylaws, as described in this joint proxy statement/prospectus.

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The Diversa board of directors has determined and believes that adjourning the Diversa annual meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Diversa Proposal No. 1 is advisable to, and in the best interests of, Diversa and its stockholders and has approved and adopted the proposal. The Diversa board of directors unanimously recommends that Diversa stockholders vote “FOR” Diversa Proposal No. 8 to adjourn the Diversa annual meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Diversa Proposal No. 1.

Record Date and Voting Power

Only holders of record of Diversa common stock at the close of business on the record date, [•], 2007, are entitled to notice of, and to vote at, the Diversa annual meeting. There were approximately [•] holders of record of Diversa common stock at the close of business on the record date. Because many of such shares are held by brokers and other institutions on behalf of stockholders, Diversa is unable to estimate the total number of stockholders represented by these record holders. At the close of business on the record date, [•] shares of

Diversa common stock were issued and outstanding. Each share of Diversa common stock entitles the holder thereof to one vote on each matter submitted for stockholder approval. See the section entitled “Principal Stockholders of Diversa” beginning on page 213 of this joint proxy statement/prospectus for information regarding persons known to the management of Diversa to be the beneficial owners of more than 5% of the outstanding shares of Diversa common stock.

Voting and Revocation of Proxies

The proxy accompanying this joint proxy statement/prospectus is solicited on behalf of the board of directors of Diversa for use at the Diversa annual meeting.

If you are a stockholder of record of Diversa as of the record date referred to above, you may vote in person at the Diversa annual meeting or vote by proxy using the enclosed proxy card. Whether or not you plan to attend the Diversa annual meeting, Diversa urges you to vote by proxy to ensure your vote is counted. You may still attend the Diversa annual meeting and vote in person if you have already voted by proxy.

•	To vote in person, come to the Diversa annual meeting and Diversa will give you a ballot when you arrive.

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To vote using the proxy card, simply mark, sign and date your proxy card and return it promptly in the postage-paid envelope provided. If you return your signed proxy card to Diversa before the Diversa annual meeting, Diversa will vote your shares as you direct.

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To vote over the telephone, dial the toll-free number on your proxy card or voting instruction form using a touch-tone phone and follow the recorded instructions. You will be asked to provide Diversa’s number and control number from the enclosed proxy card. Your vote must be received by [•] p.m., Pacific time on [•], 2007 to be counted.

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To vote on the Internet, go to the website on the proxy card or voting instruction form to complete an electronic proxy card. You will be asked to provide Diversa’s number and control number from the enclosed proxy card. Your vote must be received by [•] p.m., Pacific time on [•], 2007 to be counted.

If your Diversa shares are held by your broker as your nominee (that is, in street name), you will need to obtain a proxy card from the institution that holds your shares and follow the instructions included on that proxy card regarding how to instruct your broker to vote your Diversa shares. If you do not give instructions to your broker, your broker can vote your Diversa shares with respect to “discretionary” items but not with respect to “non-discretionary” items. Discretionary items are proposals considered routine under the rules of the New York Stock Exchange on which your broker may vote shares held in street name in the absence of your voting instructions. On non-discretionary items for which you do not give your broker instructions, the Diversa shares will be treated as broker non-votes. It is anticipated that Diversa Proposal Nos. 1, 4, 5, 6, 7 and 8 will be non-discretionary items.

All properly executed proxies that are not revoked will be voted at the Diversa annual meeting and at any adjournments or postponements of the Diversa annual meeting in accordance with the instructions contained in the proxy. If a holder of Diversa common stock executes and returns a proxy and does not specify otherwise, the shares represented by that proxy will be voted “FOR” Diversa Proposal No. 1 to approve the issuance of shares of Diversa common stock in the merger; “FOR” Diversa Proposal No. 2 for the election of both nominees for director; “FOR” Diversa Proposal No. 3 to ratify Ernst & Young LLP as Diversa’s independent registered public accountants for the fiscal year ending December 31, 2007; “FOR” Diversa Proposal No. 4 to approve the adoption of the Diversa 2007 Equity Incentive Plan, as described in this joint proxy statement/prospectus; “FOR” Diversa Proposal No. 5 to approve the amendment of the Diversa Employee Stock Purchase Plan, as described in this joint proxy statement/prospectus; “FOR” Diversa Proposal No. 6 to approve an amendment to Diversa’s certificate of incorporation effecting the increase in authorized shares of common stock described in this joint proxy statement/prospectus; “FOR” Diversa Proposal No. 7 to approve an amendment to Diversa’s certificate of incorporation to limit the personal liability of Diversa’s directors for monetary damages in a manner consistent with the limitations currently set forth in Diversa’s bylaws, as described in this joint proxy statement/prospectus; and “FOR” Diversa Proposal No. 8 to adjourn the Diversa annual meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Diversa Proposal No. 1 in accordance with the recommendation of the Diversa board of directors.

Diversa stockholders of record, other than those Diversa stockholders who have executed a voting agreement and an irrevocable proxy, may change their vote at any time before their proxy is voted at the Diversa annual meeting in one of three ways. First, a stockholder of record of Diversa can send a written notice to the Secretary of Diversa stating that the stockholder would like to revoke its proxy. Second, a stockholder of record of Diversa can submit new proxy instructions either on a new proxy card, by telephone or via the Internet. Third, a stockholder of record of Diversa can attend the Diversa annual meeting and vote in person. Attendance alone will not revoke a proxy. If a stockholder of record of Diversa has instructed a broker to vote its shares of Diversa common stock, the stockholder must follow directions received from its broker to change those instructions.

Required Vote

The presence, in person or represented by proxy, at the Diversa annual meeting of the holders of a majority of the shares of Diversa common stock outstanding and entitled to vote at the Diversa annual meeting is necessary to constitute a quorum at the meeting. Abstentions and broker non-votes will be counted towards a quorum. Approval of each of Diversa Proposal Nos. 1, 3, 4, 5 and 8 requires the affirmative vote of the holders of a majority of the Diversa common stock having voting power present in person or represented by proxy at the Diversa annual meeting. Approval of each of Diversa Proposal Nos. 6 and 7 requires the affirmative vote of holders of a majority of the Diversa common stock having voting power outstanding on the record date for the Diversa annual meeting. For the election of directors (Diversa Proposal No. 2), the two nominees receiving the most “FOR” votes from the shares having the voting power present in person or represented by proxy will be elected.

Votes will be counted by the inspector of election appointed for the meeting, who will separately count “For” and “Against” votes, abstentions and broker non-votes. Abstentions will be counted towards the vote total for each proposal (other than the election of directors) and will have the same effect as “Against” votes. Broker non-votes will have the same effect as “Against” votes for Proposal Nos. 6 and 7. For Diversa Proposal Nos. 1, 3, 4, 5 and 8, broker non-votes will have no effect and will not be counted towards the vote total.

At the record date for the Diversa annual meeting, the directors and executive officers of Diversa owned approximately [•]% of the outstanding shares of Diversa common stock entitled to vote at the Diversa annual meeting. Diversa stockholders owning approximately [•] shares of Diversa common stock, representing approximately [•]% of the outstanding shares of Diversa common stock as of the record date, are subject to voting agreements and irrevocable proxies. Each Diversa stockholder that entered into a voting agreement and executed an irrevocable proxy with Celunol has granted Celunol the right to vote all shares of Diversa common stock owned by such stockholder as of the record date in favor of the approval of the issuance of the shares of Diversa common stock pursuant to the merger and any action required to consummate the merger, and against any matter that would result in a breach of the merger agreement by Diversa and against any extraordinary corporate transaction by Diversa or any Diversa subsidiary, any transfer of a material amount of assets of Diversa or any Diversa subsidiary, any reorganization, recapitalization, dissolution or liquidation of Diversa or any Diversa subsidiary, any change in a majority of the board of directors of Diversa, any amendment to the certificate of incorporation or bylaws of Diversa, any material change in the capitalization or corporate structure of Diversa, and any other action which is intended to, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the merger or any of the transactions contemplated by the merger agreement. As of March 1, 2007, Celunol holds irrevocable proxies to vote 18.6% of the shares of Diversa common stock entitled to vote at the Diversa annual meeting in connection with the merger pursuant to voting agreements executed by executive officers and directors of Diversa and certain entities affiliated with such persons.

Solicitation of Proxies

In addition to solicitation by mail, the directors, officers, employees and agents of Diversa may solicit proxies from Diversa’s stockholders by personal interview, telephone, telegram or otherwise. Diversa has engaged InvestorCom, Inc., a proxy solicitation firm, to solicit proxies. Diversa will pay the costs of the solicitation of proxies by Diversa from Diversa’s stockholders. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries who are record holders of Diversa common stock for the forwarding of solicitation materials to the beneficial owners of Diversa common stock. Diversa will reimburse these brokers, custodians, nominees and fiduciaries for the reasonable out-of-pocket expenses they incur in connection with the forwarding of solicitation materials. Diversa has retained InvestorCom, Inc. for a fee of approximately $5,000 plus reimbursement of out-of-pocket expenses. Additional fees payable to InvestorCom, Inc. include a $4.25 per call charge for all telephone calls made or received in connection with proxy solicitations and a $2.00 per call fee for their use of directory assistance, as required.

Other Matters

As of the date of this joint proxy statement/prospectus, the Diversa board of directors does not know of any business to be presented at the Diversa annual meeting other than as set forth in the notice accompanying this joint proxy statement/prospectus. If any other matters should properly come before the Diversa annual meeting, it is intended that the shares represented by proxies will be voted with respect to such matters in accordance with the judgment of the persons voting the proxies.

THE SPECIAL MEETING OF CELUNOL STOCKHOLDERS

Celunol is furnishing this joint proxy statement/prospectus to Celunol stockholders as of the Celunol record date as part of the solicitation of proxies by the Celunol board of directors for use at the Celunol special meeting in lieu of annual meeting.

Date, Time and Place

The Celunol special meeting in lieu of annual meeting of stockholders will be held on [•], [•], 2007, at 10:00 a.m., local time, at the offices of Celunol’s corporate counsel, Bingham McCutchen LLP, 150 Federal Street, 16th Floor, Boston, MA 02110.

Purpose of the Special Meeting

At the Celunol special meeting, Celunol stockholders will be asked to consider and vote upon a proposal to approve the merger agreement, pursuant to which Concord Merger Sub, Inc., a wholly owned subsidiary of Diversa Corporation, will merge with and into Celunol and Celunol will become a wholly-owned subsidiary of Diversa, and Celunol stockholders will become entitled to receive an aggregate of 15,000,000 shares of Diversa common stock, less the number of shares underlying outstanding Celunol options and warrants assumed by Diversa as part of the merger, and subject to reduction based on the amount by which the sum of Celunol’s indebtedness for borrowed money incurred on or before May 31, 2007 and its working capital (excluding transaction costs and accrued dividends on Celunol preferred stock) that is less than negative $1,500,000 at the time of closing is in excess of $20,000,000, giving effect to any such excess negative working capital as a positive number for purposes of making the calculation, as more fully described in the accompanying joint proxy statement/prospectus.

The Celunol board of directors has unanimously determined that the merger is in the best interests of Celunol and its stockholders, adopted the merger agreement and recommends that Celunol stockholders vote “FOR” approval of the merger agreement.

Record Date; Shares Entitled to Vote; Quorum

Only holders of record of Celunol common stock at the close of business on [•] [•], 2007, the Celunol record date for the Celunol special meeting, are entitled to notice of, and to vote at, the Celunol special meeting and any adjournment or postponement of it. On the Celunol record date, [•] shares of Celunol common stock were issued and outstanding and held by approximately [•] holders of record and [•] shares of Celunol preferred stock were issued and outstanding and held by approximately [•] holders of record.

A quorum is present at the Celunol special meeting if a majority of all the shares of Celunol common stock issued and outstanding on the Celunol record date and entitled to vote at the Celunol special meeting are represented at the Celunol special meeting in person or by a properly executed proxy. Abstentions will be treated as present at the Celunol special meeting for purposes of determining the presence or absence of a quorum for the transaction of all business. In the event that a quorum is not present at the Celunol special meeting, it is expected that the meeting will be adjourned or postponed to solicit additional proxies. Holders of record of Celunol common stock on the Celunol record date are entitled to one vote per share on each matter submitted to a vote at the Celunol special meeting.

The approval of the merger agreement requires the affirmative vote of the holders of (a) a majority of the outstanding Celunol common stock and Celunol preferred stock, voting together as a single class, entitled to vote on the Celunol record date and (b) at least a majority of Celunol’s outstanding Series A Preferred Stock and Series C Preferred Stock, voting together as a single class, entitled to vote on the Celunol record date. Because the required vote of Celunol stockholders is based upon the number of outstanding shares of Celunol capital stock entitled to vote, rather than upon the shares actually voted, the failure by a stockholder to submit a proxy or to vote in person at the Celunol special meeting, including abstentions, will have the same effect as a vote against approval of the merger agreement.

Concurrent with the execution of the merger agreement, certain stockholders of Celunol who beneficially own approximately 77% of the fully diluted capitalization of Celunol and Diversa entered into voting agreements and irrevocable proxies with respect to the merger with Diversa. The Celunol stockholders that entered into voting agreements granted to Diversa the right to vote (a) up to an aggregate 35% of the voting power represented by Celunol common stock and Celunol preferred stock, voting together as a single class, and (b) up to an aggregate 35% of the voting power represented by Celunol’s outstanding Series A Preferred Stock and Series C Preferred Stock, voting together as a single class, in each case in favor of the adoption of the merger agreement, against any action or agreement that would result in a breach of the merger agreement by Celunol, and against any extraordinary corporate transaction by Celunol or any Celunol subsidiary, any transfer of a material amount of assets of Celunol or any Celunol subsidiary, any reorganization, recapitalization, dissolution or liquidation of Celunol or any Celunol subsidiary, any change in a majority of the board of directors of Celunol, any amendment to the certificate of incorporation or bylaws of Celunol, any material change in the capitalization or corporate structure of Celunol, and any other action which is intended, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the merger or any of the other transactions contemplated by the merger agreement. As of March 1, 2007, the officers, directors and holders of more than 5% of the outstanding capital stock of Diversa or their affiliates, in the aggregate, own or have the right to acquire 2,482 shares of Celunol common stock and 7,310,063 shares of Celunol preferred stock which is equal to approximately 17.9% of Celunol’s outstanding voting stock on an as-converted basis.

Shares Owned by Celunol Directors and Executive Officers

At the close of business on the Celunol record date, directors and executive officers of Celunol beneficially owned and were entitled to vote [•] shares of Celunol’s Series A preferred stock, [•] shares of Celunol’s Series C preferred stock and [•] shares of Celunol common stock on an as converted basis, which represented approximately [•]% of the shares of Celunol’s Series A preferred stock outstanding on that date, [•]% of the shares of Celunol’s Series C preferred stock outstanding on that date and [•]% of the shares of Celunol common stock on outstanding on that date. All of the directors and executive officers of Celunol have executed the voting agreement referred to above and more fully described elsewhere in this joint proxy statement/prospectus.

Voting of Proxies

Stockholders of record may vote their shares by attending the Celunol special meeting and voting their shares in person at the meeting, or by completing the enclosed proxy card, signing and dating it and mailing it in the enclosed postage pre-paid envelope. If a proxy card is signed by a stockholder of record and returned without specific voting instructions, the shares represented by the proxy will be voted “FOR” the proposals presented at the Celunol special meeting.

The persons named as proxies by a stockholder may propose and vote for one or more adjournments of the Celunol special meeting, including adjournments to permit further solicitations of proxies. Any adjournment may be made at any time by stockholders representing a majority of the votes present in person or by proxy at the Celunol special meeting, whether or not a quorum exists, without further notice other than by an announcement made at the meeting; provided, however, if the adjournment is for more than thirty days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. At such adjourned meeting, at which the requisite amount of voting stock shall be represented, any business may be transacted which might have been transacted if the meeting had been held as originally called. Celunol does not currently intend to seek an adjournment of the Celunol special meeting. No proxy voted against the proposal to approve the merger agreement will be voted in favor of any adjournment or postponement.

Celunol does not expect that any matter other than the proposal to approve the merger agreement will be brought before the Celunol special meeting. If, however, other matters are properly brought before the Celunol special meeting, or any adjourned meeting, the persons named as proxies will vote in accordance with their judgment.

Revocability of Proxies

Stockholders of record may revoke their proxy at any time prior to the time it is voted at the meeting. Stockholders of record may revoke their proxy by:

•	executing a later-dated proxy card relating to the same shares and delivering it to Celunol’s Secretary before the taking of the vote at the Celunol special meeting;

•	filing with Celunol’s Secretary before the taking of the vote at the Celunol special meeting a written notice of revocation bearing a later date than the proxy card; or

•	attending the Celunol special meeting and voting in person (although attendance at the Celunol special meeting will not, in and of itself, revoke a proxy).

Any written revocation or subsequent proxy card should be delivered to Celunol Corp., 55 Cambridge Parkway, 8th Floor, Cambridge, Massachusetts 02142, Attention: Secretary, or hand delivered to Celunol’s Secretary or his representative before the taking of the vote at the Celunol special meeting.

Solicitation of Proxies

Celunol is soliciting proxies for the Celunol special meeting and will bear all expenses in connection with solicitation of proxies, except those expenses incurred in connection with the printing and mailing of this joint proxy statement/prospectus which will be paid for by Diversa.

Celunol expects to solicit proxies primarily by mail, but directors, officers and other employees of Celunol may also solicit proxies in person or mail. No additional compensation will be paid to directors, officers or other employees of Celunol in connection with this solicitation.

Celunol stockholders who receive more than one proxy card or voting instruction form have shares registered in different forms. Please complete, sign, date and return all proxy cards and provide instructions for all voting instruction forms received to ensure that all of your shares are voted.

CELUNOL STOCKHOLDERS SHOULD NOT SEND STOCK CERTIFICATES WITH THEIR PROXIES. A TRANSMITTAL FORM WITH INSTRUCTIONS FOR THE SURRENDER OF CELUNOL STOCK CERTIFICATES WILL BE MAILED TO CELUNOL STOCKHOLDERS SHORTLY AFTER COMPLETION OF THE MERGER.

THE MERGER

This section and the section entitled “The Merger Agreement” in this joint proxy statement/prospectus describe the material aspects of the merger, including the merger agreement. While Diversa and Celunol believe that this description covers the material terms of the merger and the merger agreement, it may not contain all of the information that is important to you. You should read carefully this entire joint proxy statement/prospectus for a more complete understanding of the merger and the merger agreement, including the merger agreement, attached as Annex A, and the other documents to which you are referred or that are incorporated by reference herein.

Background of the Merger

On September 18, 2006, Fernand Kaufmann, Ph.D., a member of the Diversa board of directors, met with Carlos A. Riva, Celunol’s Chief Executive Officer and a Celunol director, and had an introductory meeting to discuss Diversa and Celunol.

On the evening of September 18, 2006, Dr. Kaufmann had dinner with Mr. Riva and Joshua Ruch, a member of the Celunol board and a managing partner of Rho Capital Partners, Inc. to further discuss the businesses of Diversa and Celunol.

On September 21, 2006, the Diversa board of directors and management and representatives of Cooley Godward Kronish LLP, outside legal counsel to Diversa, met to review and discuss, among other things, a potential strategic transaction with Celunol. A potential transaction with Celunol was proposed to the Diversa board of directors by Mark Leschly, a member of the Diversa board and a managing partner of Rho Capital. Funds managed by affiliates of Rho Capital are stockholders of Diversa and Celunol as described in detail in the section entitled “ – Director Affiliations among Celunol and Diversa Stockholders” on page 85 of this joint proxy statement/prospectus. Mr. Leschly provided general background information about Celunol and the strategic reasons why Mr. Leschly believed that it was in the best interests of the stockholders of Diversa to consider a transaction with Celunol. Mr. Leschly informed the Board that funds managed by affiliates of Rho Capital had a substantial equity stake in Celunol and that he recognized given his conflict of interest that he would not participate in the consideration of any proposal related to a transaction with Celunol. Cooley Godward Kronish provided a summary of the Diversa board of directors’ fiduciary duties in connection with a proposed strategic transaction between Diversa and Celunol in light of Mr. Leschly’s conflict of interest. After discussion, the Diversa board of directors instructed Diversa’s management to make inquiries of Celunol regarding the possibility of a strategic transaction.

On September 22, 2006, a mutual confidentiality agreement was executed by and between Diversa and Celunol.

On September 25, 2006, Mr. Leschly met telephonically with Anthony E. Altig, Diversa’s Senior Vice President, Finance and Chief Financial Officer to provide additional general background information about Celunol. During this meeting, Mr. Leschly reiterated that funds managed by affiliates of Rho Capital were investors in Celunol.

On September 28, 2006, Dr. Kaufmann and representatives from Diversa’s management met with Mr. Riva, Joshua Ruch, a member of the Celunol board and a managing partner of Rho Capital, William Lese, a Celunol director, Michael Dennis, a Celunol director, and representatives from Celunol’s management, to discuss summary information regarding each company’s business and the general terms of a possible strategic transaction between the companies.

On October 11, 2006, the board of directors of Celunol met at a regularly scheduled meeting. Members of Celunol’s management and a representative of Bingham McCutchen LLP, Celunol’s legal adviser, also attended the meeting. As part of this meeting, management provided an update to the Celunol board of directors on preliminary discussions with Diversa. The Celunol board of directors confirmed that management should continue to explore discussions with Diversa, but should also continue with its plans to obtain a new round of financing for Celunol.

On October 16, 2006, the Diversa board of directors (other than Mr. Leschly), held a telephonic meeting at which members of the Diversa management team presented the results of their preliminary discussions with Celunol at the September 28, 2006 meeting regarding a potential strategic transaction. Representatives of Cooley Godward Kronish were also present at this meeting. The discussion included a description for the Diversa board of directors of the information obtained by Diversa from Celunol. The Diversa board of directors and management also discussed the strategic rationales for creating a biofuels/cellulosic ethanol company and for a potential strategic transaction with Celunol, including its potential benefits and risks, and the strategic alternatives available to Diversa. Following this discussion, the Diversa board of directors determined that Cheryl Wenzinger, a Diversa director, and Dr. Kaufmann, each of whom are independent directors and neither of whom had any material financial interest in the proposed strategic transaction or is an investor in Celunol, would act as representatives of the Diversa board of directors with respect to engaging in discussions, directing due diligence, negotiating and otherwise undertaking such communications as they deemed necessary and appropriate with respect to a strategic transaction with Celunol, and further requested that Ms. Wenzinger and Dr. Kaufmann and Diversa’s management begin discussions regarding a strategic transaction with Celunol.

On October 26, 2006, representatives from Diversa’s management team met with representatives of Celunol’s management team. At this meeting, Diversa and Celunol each presented additional information regarding each company’s business and anticipated synergies that could result from a strategic transaction between the two companies. Each party also discussed its level of interest in pursuing a potential business combination. At the conclusion of such discussions, the parties decided to continue to explore a potential business combination.

On November 1, 2006, Dr. Kaufmann, Ms. Wenzinger met with representatives from Diversa’s management and financial advisor, UBS, to discuss, among other things, Diversa’s business plans and intellectual property and Diversa’s view of a strategic business plan for a biofuels/cellulosic ethanol company and the potential benefits resulting from a strategic transaction with Celunol. Also at this meeting, a proposed timeline for closing a merger transaction was discussed along with due diligence matters, proposed valuation matters related to Celunol and interim financing alternatives for Diversa in light of the combined company’s anticipated capital requirements.

On November 2, 2006, Dr. Kaufmann, Ms. Wenzinger and representatives of Diversa’s management and financial advisor met with Mr. Riva, representatives of Celunol’s management and Jefferies & Company, Inc., Celunol’s proposed financial advisor, to discuss, among other things, Celunol’s business plans and intellectual property and Celunol’s view of the potential synergies resulting from a strategic transaction with Diversa. A proposed timeline for closing a merger transaction, due diligence matters and valuation matters related to Celunol were discussed.

On November 8, 2006, the board of directors of Celunol had a regularly scheduled meeting. Members of Celunol’s management and a representative of Bingham McCutchen also attended the meeting. As part of this meeting, management provided an update to the Celunol board of directors on preliminary discussions with Diversa, including the summary of the discussions at the meeting that occurred during the prior week. Management also updated the Celunol board of directors with respect to the proposed timeline for conducting due diligence and making a threshold determination as to whether the parties were sufficiently interested to proceed further with the proposed transaction. The Celunol board of directors also discussed a number of issues relating to the transaction, including the strategic benefits to Celunol from the proposed combination. The Celunol board of directors confirmed that management should continue to explore a possible transaction with Diversa, but should also continue with its plans to obtain a new round of financing for Celunol.

On November 9, 2006, Diversa and Celunol amended and restated in its entirety the mutual confidentiality agreement executed by them on September 22, 2006.

On November 28, 2006, Dr. Kaufmann and Ms. Wenzinger met telephonically with representatives of Diversa’s management and financial advisor to discuss financial aspects of a potential transaction with Celunol. Potential approaches for valuing Celunol were discussed, which included approaches based on the future cash flows of Celunol as projected by Celunol’s management, on Celunol’s market position within five years under a best-case scenario, on Iogen Corporation’s most recently available valuation, and on Celunol’s implied post-money valuation reflected in the venture financing round completed by Celunol in April 2006.

On December 7, 2006, the Diversa board of directors held a meeting at which representatives of Cooley Godward Kronish were in attendance and during which members of the Diversa management team updated the Diversa board of directors regarding general matters related to the ethanol industry and certain technological matters related to cellulosic ethanol. Following this general discussions, Mr. Leschly left the meeting, and the Diversa management team updated the Diversa board of directors regarding their discussions with Celunol regarding a potential strategic transaction and provided an overview regarding Celunol’s potential value, technology, business strategy and the potential benefits and risks of a strategic transaction with Celunol. Following this update, the Diversa board of directors discussed the strategic rationale for creating a biofuels/cellulosic ethanol company and considered strategic alternatives available to Diversa. After discussion, the Diversa board of directors asked Diversa’s management and Peter Johnson, a Diversa director who is an independent director and who is not an investor in Celunol and who did not otherwise have any material financial interest in the proposed strategic transaction, to consult with Diversa’s legal and financial advisors regarding, and subsequently deliver to Celunol, a preliminary term sheet regarding a possible merger with Celunol.

On December 11, 2006, Mr. Johnson and Dr. Kaufmann met with Mr. Altig and Diversa’s financial advisor to discuss, among other things, the proposed structure of the strategic transaction with Celunol, as well as the terms to be included in the preliminary term sheet for the strategic transaction with Celunol.

On December 12, 2006, Mr. Johnson, Dr. Kaufmann and Mr. Altig met with Mr. Riva and John A. McCarthy, Jr., Celunol’s Chief Financial Officer and Treasurer, to discuss the terms of a strategic transaction as set forth in a preliminary term sheet presented by Diversa to Celunol. The preliminary term sheet included an offer by Diversa to pay up to 20% of the common stock of Diversa on a pro forma basis to Celunol’s stockholders in exchange for the fully-diluted equity of Celunol, potential interim financing that Diversa would be willing to provide Celunol to fund its operations prior to closing of a strategic transaction, the execution of voting and lockup agreements by various directors, officers and major stockholders of Diversa and Celunol, potential break-ups fees upon termination of a definitive agreement between the parties and other terms of the proposed transaction.

On December 13, 2006, the board of directors of Celunol held a meeting. Also attending were members of Celunol’s management and a representative of Bingham McCutchen. As part of this meeting, management updated the Celunol board of directors regarding the status of due diligence and the negotiations with Diversa. The Celunol board of directors discussed a number of issues relating to the proposed merger, including the strategic benefits to Celunol anticipated from the combination and potential risks. As part of this discussion, Mr. Ruch reminded the Celunol board of directors of his firm’s interest in Diversa and left for a portion of the meeting, at which time the Celunol board of directors continued its discussion regarding the potential combination.

On December 13, 2006, Mr. Johnson and Mr. Altig met with Mr. Riva and Mr. McCarthy to continue the discussions they began at their December 12, 2006 meeting.

On the evening of December 14, 2006, Mr. Johnson and Mr. Altig again met with Mr. Riva and Mr. McCarthy during a dinner meeting and further discussed the matters described in the preliminary term sheet, including a counteroffer by Celunol that Diversa pay up to 24% of the common stock of Diversa on a pro forma basis to Celunol’s stockholders in exchange for the fully-diluted equity of Celunol.

On December 16, 2006, the Diversa board of directors (other than Mr. Leschly) held a telephonic meeting at which representatives of Cooley Godward Kronish were in attendance and during which Mr. Johnson and members of Diversa’s management updated the Diversa board of directors regarding negotiations with Celunol and the terms of the proposed strategic transaction. The Diversa board of directors discussed other matters ancillary to the proposed strategic transaction with Celunol, including the potential impact of such transaction on Diversa’s relationships with its collaboration partners, the potential timing of closing of a transaction with Celunol, the potential management team for the combined company and related matters. Members of Diversa’s management also discussed the status and findings of Diversa’s preliminary business due diligence investigation of Celunol.

Also on December 16, 2006, Mr. Johnson and Mr. Altig met telephonically with Mr. Riva and Mr. McCarthy to further discuss the potential interim financing that Diversa would be willing to provide to Celunol to fund its operations prior to closing of a strategic transaction as well as matters reflected on the preliminary term sheet.

On December 18, 2006, the Diversa board of directors (other than Mr. Leschly) held a telephonic meeting at which members of Diversa’s management updated the Diversa board of directors regarding negotiations with Celunol and the terms of the proposed strategic transaction including the proposed merger consideration to be paid to Celunol stockholders, potential interim financing of Celunol by Diversa, termination rights and break-up fees, indemnification matters and related items.

On December 18, 2006, representatives of Diversa’s and Celunol’s boards of directors and management agreed that the parties were in general agreement regarding the principal terms set forth in the preliminary term sheet, and agreed that the parties should authorize their respective outside counsel to begin drafting definitive documents for the merger.

On December 20, 2006, representatives of Diversa, Celunol, Cooley Godward Kronish and Bingham McCutchen met telephonically to discuss a plan for completing their respective due diligence of Diversa and Celunol and the creation of an electronic data room which would serve as a repository for each party’s respective due diligence materials.

From December 21, 2006 through February 11, 2007, Diversa’s management, with the assistance of its legal and financial advisors, conducted financial, business and legal due diligence of Celunol, and representatives of Celunol’s management and Bingham McCutchen conducted financial, business and legal due diligence of Diversa. During this period, representatives of Diversa, Celunol, Cooley Godward Kronish and Bingham McCutchen met telephonically on numerous occasions to discuss due diligence matters related to both companies, including matters related to human resources, intellectual property, customers and suppliers, finance, tax, real estate, environmental and general corporate matters.

On December 21, 2006, Diversa and Celunol executed an exclusivity agreement pursuant to which Celunol agreed, among other things, not to engage in discussions or execute an agreement with any third party relating to an acquisition of Celunol on or prior to January 15, 2007.

On December 26, 2006, Cooley Godward Kronish provided to representatives of both Celunol and Bingham McCutchen an initial draft of the merger agreement.

On January 3, 2007, the Celunol board of directors convened by teleconference. Members of Celunol’s management and representatives of Bingham McCutchen also participated in the call. Management provided the

Celunol board of directors with an update on recent negotiations and the results of due diligence. The Celunol board of directors also discussed the status of various financing alternatives.

On January 4, 2007, the Diversa board of directors held a telephonic meeting at which Mr. Altig updated the board regarding the status of due diligence matters related to Celunol and discussed the proposed timing for execution of a definitive merger agreement and closing of the merger.

On January 4, 2007 and January 5, 2007, members of Diversa’s management and Celunol’s management met at Diversa’s headquarters to discuss, among other things, potential timing and announcements related to the execution of a definitive merger agreement between the parties, ongoing diligence matters related to both Diversa and Celunol, financial models for Celunol and the combined company, overviews regarding the internal operations and personnel of each company, and the terms of the merger agreement, the promissory note intended to provide interim funding for Celunol’s operations prior to closing and related matters.

On January 7, 2007, the Celunol board of directors convened by teleconference. Members of management and representatives of Bingham McCutchen also participated in the call. Management provided an update of its recent trip to San Diego to meet with Diversa’s senior management. Management also discussed with the Celunol board of directors the results of their due diligence investigation and the status of negotiations with respect to terms for the proposed business combination. The Celunol board of directors also discussed the risks and benefits of combining with Diversa.

From January 8, 2007 through February 12, 2007, the parties, together with their respective outside legal counsel, engaged in negotiations regarding the merger agreement and related documentation, including the merger consideration, Celunol’s specified indebtedness and working capital tests, indemnification of Diversa by Celunol for breaches of Celunol’s representations, warranties and covenants and related escrow arrangements, interim financing provisions described in the promissory note issued by Celunol to Diversa, closing conditions, termination rights and fees, Celunol director and officer indemnification arrangements, an offer letter related to Mr. Riva’s proposed employment by the combined company, pre-closing covenants applicable to the parties, representations and warranties and additional covenants, and voting and lockup agreements. During this period, final agreement on these and other matters was reached over the course of numerous discussions involving Mr. Johnson, Mr. Riva and Diversa’s and Celunol’s respective management and counsel.

The board of directors of Celunol had a regularly scheduled meeting on January 10, 2007. Members of Celunol’s management and a representative of Bingham McCutchen also participated in the meeting. As part of the meeting, the Celunol board discussed in detail the proposed business combination with Diversa. Mr. McCarthy led a discussion with the Celunol board of directors regarding financial issues relating to the combination. Mr. McCarthy also led the Celunol board of directors through Celunol’s financing needs for the remainder of 2007. The Celunol board of directors discussed the proposed combination in detail including the strategic benefits to the Celunol and alternatives to the Diversa combination. Mr. Ruch reminded the Celunol board of directors of his firm’s interest in Diversa and left the meeting, and the Celunol board of directors continued its discussions of the proposed combination with Diversa.

On January 11, 2007, the Diversa board of directors (other than Mr. Leschly) held a telephonic meeting at which members of Diversa’s management and Cooley Godward Kronish updated the Diversa board of directors regarding negotiations with Celunol and the terms of the proposed merger. Following the update, the Diversa board of directors asked Mr. Johnson and Mr. Altig to negotiate further with Celunol regarding Celunol’s termination rights and the consideration to be received by Celunol’s securityholders. Also at this meeting, Cooley Godward Kronish provided a review of Diversa’s board of directors’ fiduciary duties in connection with the proposed merger transaction.

On January 12, 2007, the Celunol board of directors convened by teleconference. Representatives of Celunol’s management and Bingham McCutchen also participated. Bingham McCutchen summarized for the Celunol board of directors certain outstanding issues under the proposed merger agreement and related agreements. The Celunol board of directors discussed a number of issues relating to the proposed combination.

On January 14, 2007, the Celunol board of directors convened by teleconference. Representatives of Celunol’s management and Bingham McCutchen also participated. Management provided an update to the Celunol board of directors regarding the status of due diligence and timing for the transaction and the negotiation of outstanding issues.

On January 15, 2007, the Celunol board of directors convened by teleconference. Representatives of Celunol’s management and Bingham McCutchen also participated. Management provided an update to the Celunol board of directors regarding the status of due diligence and the negotiation of outstanding terms. During the teleconference, Mr. Ruch reminded the Celunol board of directors of his firm’s interest in Diversa and left the teleconference, at which time the Celunol board of directors continued to discuss terms for the proposed business combination

On January 16, 2007, James Cavanaugh, Chairman of Diversa’s board of directors, and Mr. Johnson met telephonically with Michael Zak, a member of Celunol’s board of directors, to discuss the proposed merger, including timing for execution of a definitive merger agreement, Celunol’s termination rights and the consideration to be received by Celunol’s securityholders.

On January 18, 2007, the board of directors of Celunol convened by teleconference. Representatives of management also attended. At this meeting, management updated the Celunol board of directors with respect to the progress of the proposed combination with Diversa.

On January 19, 2007, the Diversa board of directors held a telephonic meeting at which Diversa’s legal and financial advisors were in attendance. Diversa’s financial advisor discussed with the Diversa board of directors financial aspects of the proposed transaction. Representatives of Diversa’s management provided a report regarding a site visit to Celunol’s pilot plant in Louisiana and members of Diversa’s management updated the Diversa board of directors regarding the status of Diversa’s other due diligence efforts, negotiations with Celunol and the terms of the proposed merger, a Phase I environmental assessment of the property in Louisiana, management’s assessment of the strategic rationale for creating a biofuels/cellulosic ethanol company, the results of Diversa’s due diligence, and projected timing for closing the merger transaction.

On January 21, 2007, the Celunol board of directors convened by teleconference. Management and representatives of Bingham McCutchen also participated. Management provided an update with respect to due diligence and financial modeling for the combined company and with respect to financing plans for the combined entity. Bingham McCutchen summarized for the Celunol board of directors outstanding issues under the merger agreement, and the Celunol board of directors discussed a number of these outstanding issues.

On January 24, 2007, the Celunol board of directors convened by teleconference. Management and representatives of Bingham McCutchen also participated. Mr. McCarthy updated the Celunol board of directors with respect to due diligence and discussions regarding financing for the combined entity. Bingham McCutchen provided an update for the Celunol board of directors with respect to outstanding issues.

On January 26, 2007, Dr. Cavanaugh and Mr. Johnson and Mr. Zak met telephonically and corresponded by email to discuss the proposed merger, including Celunol’s indemnification of Diversa for breaches of Celunol’s representations, warranties and covenants, Celunol’s voting agreements, proposed terms of employment for Mr. Riva with the combined company, Diversa’s interim financing agreement with Celunol and the payment of break-up fees in connection with the termination of the definitive merger agreement.

On January 29, 2007, Mr. Riva and Mr. McCarthy and representatives of Diversa management met with the Diversa board of directors to discuss communications strategies related to the announcement of a definitive merger agreement between the parties once that agreement was finalized and related meetings that would follow with Diversa’s larger stockholders, the proposed business plan for the combined company, as well as potential financing strategies for Diversa once the merger was closed. Following these discussions, Mr. Riva, Mr. McCarthy and Mr. Leschly left the meeting, and the Diversa board of directors discussed the status of the merger agreement with Celunol. Representatives from Cooley Godward Kronish provided an overview of the merger agreement with Celunol and related documents. Diversa’s board of directors considered various potential risks inherent in the terms of the proposed transaction and the merger agreement, including the risk that the limitations related to Diversa’s indemnification rights may not permit Diversa to realize any indemnification benefits for material breaches of Celunol’s representations, warranties and covenants in the definitive merger agreement, the risk that up to one-half of the $20,000,000 Diversa agreed to loan Celunol for interim financing purposes prior to closing could be converted into equity securities of Celunol under certain limited circumstances, and the risk that subjecting only 35% of Celunol’s voting stock and preferred stock to voting agreements and irrevocable proxies could result in Celunol’s stockholders rejecting the terms of the proposed transaction if Celunol received an unsolicited offer to acquire Celunol that Celunol’s board of directors considered a “superior offer” to Diversa’s proposed offer. Following this discussion, the Diversa board of directors directed Diversa management to continue negotiations with Celunol.

On January 30, 2007, the Celunol board of directors convened by teleconference. Management and representatives of Bingham McCutchen also participated. The Celunol board of directors discussed the status of due diligence and the negotiation of contract terms and the proposed communications plan for the combined company.

Between January 31, 2007 and February 11, 2007, representatives of Diversa and Celunol and their respective legal and financial advisors continued to negotiate the merger agreement and related documents and discussed the status of the proposed merger, including the proposed timeline for signing a definitive merger agreement and closing the proposed merger, the proposed management team for the combined company, the parties’ proposed communications strategy regarding the proposed merger, due diligence matters and additional related matters.

On February 6, 2007, the Celunol board of directors convened by teleconference. Management and representatives of Bingham McCutchen also participated. Mr. Ruch did not participate at the beginning of this call, during which time management updated the Celunol board of directors with respect to a number of issues.

On February 8, 2007, the Celunol board of directors convened by teleconference. Management and representatives of Bingham McCutchen were also present. Management updated the Celunol board of directors with respect to the status of negotiations and due diligence.

On February 9, 2007, the Celunol board of directors convened by teleconference. Management and representatives of Bingham McCutchen were also present. Management updated the Celunol board of directors with respect to the status of negotiations and due diligence.

On February 11, 2007, the Diversa board of directors convened by teleconference to discuss the proposed merger with Celunol. Members of Diversa’s management team and representatives from Cooley Godward Kronish provided an update regarding the merger agreement with Celunol and related documents. Also at this meeting, UBS reviewed with Diversa’s board of directors its financial analysis of the aggregate merger consideration and rendered to Diversa’s board of directors an oral opinion, which opinion was confirmed by delivery of a written opinion dated February 11, 2007, to the effect that, as of that date and based on and subject to various assumptions, matters considered and limitations described in its opinion, the aggregate consideration to be paid by Diversa in the merger was fair, from a financial point of view, to Diversa. After further discussion, Diversa’s board of directors approved the merger agreement, the merger, the issuance of shares of Diversa common stock to Celunol securityholders pursuant to the terms of the merger agreement and the other documents and transactions contemplated by the merger agreement.

On February 11, 2007, the Celunol board of directors convened by teleconference to discuss the proposed merger with Diversa. Members of management and representatives of Bingham McCutchen participated in the meeting. Celunol’s management provided an update to the Celunol board of directors with respect to events occurring since the Celunol board of director’s last update on February 9, 2007. As part of these discussions, management confirmed that it still believed the proposed combination was the right step for Celunol to pursue its long-term strategy and noted that the proposed business combination provided Celunol with access to complementary technologies and broad synergies in the biofuels area and would also provide Celunol with access to public financing in order to fund the development of its business. The Celunol board of directors discussed the benefits to Celunol of the proposed combination. Management also reviewed with the Celunol board of directors the proposed communications plan with respect to the combination. Celunol’s management team and representatives of Bingham McCutchen provided an update regarding the merger agreement with Diversa and related documents. Celunol’s board of directors, after considering the terms of the merger agreement and the related documents and the various presentations, approved the merger agreement, the merger, and the other documents and transactions contemplated by the merger agreement.

On the morning of February 12, 2007, Diversa and Celunol executed the merger agreement, certain Celunol directors, officers and stockholders executed voting agreements with Diversa, certain Diversa directors, officers and stockholders executed voting agreements with Celunol, and certain Diversa and Celunol stockholders executed lock-up agreements with Diversa. Prior to the opening of trading markets on February 12, 2007, the parties issued a joint press release announcing the execution of the merger agreement.

Reasons for the Merger

The following discussion of the parties’ reasons for the merger contains a number of forward-looking statements that reflect the current views of Diversa and/or Celunol with respect to future events that may have an effect on their future financial performance. Forward-looking statements are subject to risks and uncertainties. Actual results and outcomes may differ materially from the results and outcomes discussed in the forward-looking statements. Cautionary statements that identify important factors that could cause or contribute to differences in results and outcomes include those discussed in the sections entitled “Risk Factors” and “Forward Looking Statements” in this joint proxy statement/prospectus.

Mutual Reasons for the Merger

The combined company resulting from the merger will be a biofuels/cellulosic ethanol company with augmented capabilities that Diversa and Celunol believe will accelerate the development of an economical process for producing cellulosic ethanol. Diversa and Celunol believe that the combined company will have the following potential advantages:

•

Diversa has developed key technologies and expertise in novel enzyme discovery, enzyme evolution and large scale enzyme production. The ability to develop and tailor novel enzyme cocktails to convert cellulosic biomass to fermentable sugars is considered to be one of the keys to producing cellulosic ethanol economically from a wide variety of feedstocks. Diversa and Celunol believe that the addition of Celunol’s assets, technologies and skills to Diversa’s technologies and expertise will both (i) provide important operating plant assets which will accelerate the testing and development of these novel enzyme cocktails and (ii) provide additional components for the accelerated development of biomass-based biorefineries using a variety of feedstocks and incorporating Diversa’s novel enzyme cocktails; and

•

Diversa and Celunol believe that Diversa’s technologies and expertise will provide differentiated, stable and economical enzyme cocktails tuned to each specific biomass feedstock and tailored for any pretreatment method. Diversa and Celunol believe that this ability to produce specific and economical enzyme cocktails, coupled with Celunol’s assets and strengths, will provide excellent synergy and help enable the combined company’s accelerated penetration of the biofuels marketplace.

Diversa’s Reasons for the Merger and Recommendation of the Diversa Board of Directors

At a special meeting held on February 11, 2007, the Diversa board of directors unanimously determined that the merger with Celunol is in the best interests of Diversa and its stockholders, adopted the merger agreement and recommended that Diversa stockholders vote “FOR” the issuance of Diversa common stock pursuant to the merger agreement. On February 12, 2007, Diversa entered into the merger agreement with Celunol.

In reaching its decision to adopt the merger agreement and recommend that Diversa stockholders vote to approve the issuance of Diversa common stock pursuant to the merger agreement, the Diversa board of directors considered a number of factors, including the following:

•	the potential multi-billion dollar market opportunity represented by the emerging cellulosic ethanol industry;

•

the potential advantages for first movers within this emerging industry, including enhanced opportunities for (i) partnering with landowners and feedstock suppliers, (ii) licensing and (iii) standards-setting;

•

the potential benefits associated with the integration of Diversa’s and Celunol’s complementary businesses and strategies and the combined expertise of each company’s personnel, including the opportunity for the two companies to (i) combine their technological resources to accelerate the development of enabling enzyme cocktails, (ii) provide integrated enzyme and process engineering solutions, (iii) develop and build a portfolio of commercial-scale cellulosic ethanol production and other biomass facilities in the United States and abroad, and (iv) provide integrated biomass-to-ethanol processing;

•

the potential benefits associated with the integration of Diversa’s and Celunol’s complementary intellectual property assets, including the opportunity for the combined company to (i) use existing proprietary technologies to attempt the scaled production of ethanol as well as other biofuels such as butanol and fine and commodity chemicals, and (ii) operate biorefineries using relatively inexpensive sugars to produce biofuels and other high-value chemicals;

•

the accelerated and greater opportunities for growth than Diversa would have operating independently and/or pursuing its strategy of vertical integration within biofuels independently or via a partnering approach;

•

the greater control Diversa would have over, as well as the greater potential value Diversa would retain in, the process of developing novel enzyme cocktails to convert cellulosic biomass to fermentable sugars than Diversa would have via a partnering approach;

•	its assessment of the complementary strengths of each of the companies and the compatibility of their corporate structures;

•	the results of Diversa’s due diligence review of Celunol’s business;

•	the likelihood of retaining key Celunol employees, including Carlos A. Riva and John A. McCarthy, Jr., to help manage the combined company following the merger;

•	information with respect to Diversa’s financial condition, results of operations, business, strategy, competitive position and business prospects, on both a historical and prospective basis;

•	Celunol’s future prospects;

•

the opinion of UBS, dated February 11, 2007, to Diversa’s board of directors as to the fairness, from a financial point of view and as of the date of the opinion, to Diversa of the aggregate consideration to be paid by Diversa in the merger, as more fully described below under the caption “— Opinion of Diversa’s Financial Advisor;”

•	the fact that the merger consideration would consist entirely of Diversa common stock;

•

the fact that, because of the manner in which the merger consideration is allocated to Celunol’s stockholders pursuant to the merger agreement, any fluctuation in the average trading price of Diversa common stock during the 20 consecutive trading day period ending one trading day prior to the completion of the merger will not result in an increase or decrease in the number of shares of Diversa common stock to be paid Celunol’s stockholders;

•

the fact that accepting Diversa common stock as the form of merger consideration will permit Celunol stockholders to exchange their shares of Celunol common stock for shares of Diversa common stock and retain an equity interest in the combined enterprise with the related opportunity to share in its future growth;

•

with the assistance of its legal advisors, its review of the terms of the merger agreement, including the representations and warranties, the indemnification obligations, Celunol’s covenants prior to closing, including Celunol’s agreement not to solicit any other acquisition proposals, and the termination provisions;

•	the availability of financing of the combined entity following closing;

•	the required regulatory approvals for the merger, and the prospects and anticipated timing of obtaining those approvals; and

•	the interests of certain of Diversa’s officers and directors in the merger more fully described elsewhere in this joint proxy statement/prospectus.

In addition, the Diversa board of directors considered a number of potential risks, as well as related mitigating factors, in connection with its evaluation of the merger, including:

•

the possibility that the merger might not be completed as a result of the failure to receive regulatory approvals or satisfy other closing conditions, including securing approvals from stockholders of both Diversa and Celunol, which could result in significant distractions to Diversa’s employees and increased expenses from an unsuccessful attempt to complete the merger;

•

as a practical matter, completion of the merger requires receipt of financing for the post-closing combined company and there can be no assurance that such financing will be obtained or obtained on terms satisfactory to the combined company;

•

the merger is subject to United States regulatory review and approval which could result in a period of delay of several months before the merger could be completed, creating the risk that adverse changes to the financial condition, results of operations, business, competitive position, reputation, relationships with regulators, outstanding legal proceedings and investigations and business prospects of either Diversa or Celunol could adversely affect the value of the combined company or could result in the failure to complete the merger;

•

given that the merger consideration will be paid in Diversa stock, the volatility of the public trading markets, the fact that the number of Diversa shares to be paid in the merger is fixed and therefore does not adjust upwards to compensate for declines, or downwards to compensate for increases, in Diversa’s stock price prior to completion of the merger and that the terms of the merger agreement did not include “cap” provisions that would be triggered by an increase in the value of Diversa stock to be paid as the merger consideration;

•	the challenges of integrating the businesses and operation of the two companies, and the risk that the anticipated synergies may not be achieved as and when planned;

•	the interests of certain of Diversa’s officers and directors in the merger more fully described elsewhere in this joint proxy statement/prospectus;

•

the restrictions on the conduct of Diversa’s business prior to the consummation of the merger which may delay or prevent Diversa from undertaking business opportunities that may arise pending completion of the merger;

•

the fact that Diversa would be required to pay a $6,000,000 termination fee if the merger agreement is not approved by the Diversa stockholders and subsequently terminated under specified circumstances and Diversa later agrees to or consummates a takeover proposal with another company;

•

the fact that Celunol may borrow up to $20,000,000 from Diversa under the promissory note and Diversa could become subject to Celunol’s credit risk for up to that amount plus accrued interest in the event that the merger does not close or, in the event that the merger does not close and Celunol is able to enter into alternative financing arrangements, 50% of that amount could be converted into Celunol equity;

•

the requirement that Diversa submit the merger agreement to its stockholders even if the Diversa board withdraws its recommendation, which could delay or prevent Diversa from pursuing a superior proposal if one were to become available;

•

the risk, which is common in transactions of this type, that the terms of the merger agreement might discourage other parties that could otherwise have an interest in a business combination with or an acquisition of Diversa from proposing such a transaction; and

•	the risks of the type and nature described under “Risk Factors” in this joint proxy statement/prospectus.

In the judgment of Diversa’s board, however, these potential risks were more than offset by the potential benefits of the merger discussed above.

In the course of its deliberations on the merger, the Diversa board of directors consulted with members of Diversa management and Diversa’s legal, accounting, tax and financial advisors on various legal, business and financial matters.

The foregoing discussion is not intended to be exhaustive, but Diversa believes it addresses the material information and factors considered by the Diversa board of directors in its consideration of the merger, including factors that may support the merger as well as factors that may weigh against it. In view of the variety of factors and the amount of information considered, the Diversa board of directors did not find it practicable to, and did not make specific assessments of, quantify or otherwise assign relative weights to, the specific factors considered in reaching its determination. In addition, the Diversa board of directors did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to its ultimate determination, and individual members of Diversa’s board of directors may have given different weights to different factors.

In considering the recommendation of the Diversa board of directors to approve the merger agreement, Diversa stockholders should be aware that certain executive officers and directors of Diversa have certain interests in the merger that may be different from, or in addition to, the interests of Diversa stockholders generally. The Diversa board of directors was aware of these interests and considered them when adopting the merger agreement and recommending that Diversa stockholders vote to approve the issuance of Diversa common stock pursuant to the merger agreement. The interests of the Diversa board of directors and executive officers are discussed in greater detail in the section entitled “—Interests of Diversa’s Directors and Executive Officers in the Merger.”

Celunol’s Reasons for the Merger and Recommendation of the Celunol Board of Directors

At a special meeting held on February 11, 2007, the Celunol board of directors unanimously determined that the merger with Diversa is in the best interests of Celunol and its stockholders, adopted the merger agreement and recommends that Celunol stockholders vote “FOR” approval of the merger agreement. On February 12, 2007, Celunol entered into the merger agreement with Diversa.

In reaching its decision to adopt the merger agreement and recommend that Celunol stockholders vote to approve the merger agreement, the Celunol board of directors considered a number of factors, including the following:

•	information with respect to Celunol’s financial condition, results of operations, business, strategy, competitive position and business prospects, on both a historical and prospective basis;

•

the potential benefits associated with the integration of Celunol and Diversa’s complementary businesses and strategies and the combined expertise of each company’s personnel, including, the opportunity for the two companies to combine their technological resources to accelerate the development of enabling enzyme cocktails, provide integrated enzyme and process engineering solutions, develop and build a portfolio of commercial scale cellulosic ethanol production and other biomass facilities in the U.S. and abroad and to provide integrated biomass-to-ethanol processing;

•	the greater opportunities for growth than Celunol would have operating independently;

•	its assessment of the complementary strengths of each of the companies and the compatibility of the corporate structures;

•	reports from Celunol’s management and advisors as to the results of their due diligence review of Diversa’s business;

•	the fact that Carlos A. Riva and John A. McCarthy, Jr., would serve as the combined company’s Chief Executive Officer and Chief Financial Officer, respectively, following the merger;

•

the value of the merger consideration to be received by Celunol stockholders in the merger, including the fact that, if the average trading price of Diversa common stock during the 20 consecutive trading day period ending one trading day prior to the completion of the merger is $10.00, Celunol preferred stockholders will receive their entire liquidation preference, and the total consideration to Celunol’s securityholders would be $150 million;

•	the fact that the merger consideration would consist entirely of Diversa common stock;

•

the fact that, because of the manner in which the merger consideration is allocated to Celunol’s stockholders pursuant to the merger agreement, any fluctuation in the average trading price of Diversa common stock during the 20 consecutive trading day period ending one trading day prior to the completion of the merger would result in an increase or decrease in the value of the merger consideration to be paid Celunol’s stockholders;

•

the fact that accepting Diversa common stock as the form of merger consideration will permit Celunol stockholders to exchange their shares of Celunol common stock for shares of Diversa common stock and retain an equity interest in the combined enterprise with the related opportunity to share in its future growth;

•	Diversa’s current and historical results of operations, its recently announced change in strategy, the trading prices for Diversa common stock and its future prospects;

•

with the assistance of its legal advisors, its review of the terms of the merger agreement, including the representations and warranties, the indemnification obligations, Celunol’s covenants prior to closing, including its agreement not to solicit any other acquisition proposals, the termination provisions and the outside termination date of August 15, 2007;

•	the terms of the financing to be obtained by Celunol from Diversa in connection with the merger, as reflected in the promissory note;

•	the availability of adequate financing of the combined entity following closing;

•	the required regulatory approvals for the merger, the prospects and anticipated timing of obtaining those approvals;

•

the expectation that the merger would qualify as a reorganization for United States federal income tax purposes which will generally allow Celunol stockholders to refrain from recognizing any gain from the receipt of the merger consideration; and

•	the interests of certain of Celunol’s officers and directors in the merger more fully described elsewhere in this joint proxy statement/prospectus.

In addition, the Celunol board of directors considered a number of potential risks, as well as related mitigating factors, in connection with its evaluation of the merger, including:

•

the possibility that the merger might not be completed as a result of the failure to receive regulatory approvals or satisfy other closing conditions, including securing approvals from stockholders of both Celunol and Diversa, which could result in significant distractions to Celunol’s employees and increased expenses from an unsuccessful attempt to complete the merger;

•

as a practical matter, completion of the merger requires receipt of financing for the post-closing combined company and there can be no assurance that such financing will be obtained or obtained on terms satisfactory to the combined company;

•

the merger is subject to United States regulatory review and approval which could result in a period of delay of several months before the merger could be completed, creating the risk that adverse changes to the financial condition, results of operations, business, competitive position, reputation, relationships with regulators, outstanding legal proceedings and investigations and business prospects of either Celunol or Diversa could result in fluctuation in the value of the stock merger consideration to be received by Celunol stockholders, could adversely affect the value of the combined company or could result in the failure to complete the merger;

•

given that the merger consideration will be paid in Diversa stock, the volatility of the public trading markets, the fact that the number of Diversa shares to be paid in the merger is fixed and therefore does not adjust upwards to compensate for declines, or downwards to compensate for increases, in Diversa’s stock price prior to completion of the merger and that the terms of the merger agreement did not include “collar” provisions or stock-price-based termination rights that would be triggered by a decrease in the value of Diversa stock to be paid as the merger consideration;

•	the challenges of integrating the businesses and operation of the two companies, and the risk that the anticipated synergies may not be achieved as and when planned;

•	the interests of certain of Celunol’s officers and directors in the merger more fully described elsewhere in this joint proxy statement/prospectus;

•

the restrictions on the conduct of Celunol’s business prior to the consummation of the merger which may delay or prevent Celunol from undertaking business opportunities that may arise pending completion of the merger;

•

the fact that Celunol would be required to pay a $6,000,000 termination fee if the merger agreement is not approved by the Celunol stockholders and subsequently terminated under specified circumstances and Celunol later agrees to or consummates a takeover proposal with another company;

•

the fact that Celunol may borrow up to $20,000,000 from Diversa under the promissory note and Celunol could owe Diversa up to that amount plus accrued interest in the event that the merger does not close and amounts outstanding under the note are not converted into Celunol equity as permitted under certain circumstances under the note;

•	the fact that Celunol did not engage an investment banker or obtain a fairness opinion concerning the merger consideration to be received by the Celunol stockholders;

•

the requirement that Celunol submit the merger agreement to its stockholders even if the Celunol board withdraws its recommendation, which could delay or prevent Celunol from pursuing a superior proposal if one were to become available;

•

the risk, which is common in transactions of this type, that the terms of the merger agreement might discourage other parties that could otherwise have an interest in a business combination with or an acquisition of Celunol from proposing such a transaction; and

•	the risks of the type and nature described under “Risk Factors” in this joint proxy statement/prospectus.

In the judgment of Celunol’s board, however, these potential risks were more than offset by the potential benefits of the merger discussed above.

In the course of its deliberations on the merger and in determining whether to adopt the merger agreement and recommend that Celunol stockholders vote to approve the merger agreement, the Celunol board of directors consulted with members of Celunol management and Celunol’s legal, accounting and tax advisors on various legal, business and financial matters.

The foregoing discussion is not intended to be exhaustive, but Celunol believes it addresses the material information and factors considered by the Celunol board of directors in its consideration of the merger, including factors that may support the merger as well as factors that may weigh against it. In view of the variety of factors and the amount of information considered, the Celunol board of directors did not find it practicable to, and did not make specific assessments of, quantify or otherwise assign relative weights to, the specific factors considered in reaching its determination. In addition, the Celunol board of directors did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to its ultimate determination, and individual members of Celunol’s board of directors may have given different weights to different factors.

In considering the recommendation of the Celunol board of directors to approve the merger agreement, Celunol stockholders should be aware that certain executive officers and directors of Celunol have certain interests in the merger that may be different from, or in addition to, the interests of Celunol stockholders generally. The Celunol board of directors was aware of these interests and considered them when adopting the merger agreement and recommending that Celunol stockholders vote to approve the merger agreement. The interests of the Celunol board of directors and executive officers are discussed in greater detail in the section entitled “—Interests of Celunol’s Directors and Executive Officers in the Merger.”

Opinion of Diversa’s Financial Advisor

On February 11, 2007, at a meeting of Diversa’s board of directors held to evaluate the proposed merger, UBS delivered to Diversa’s board of directors an oral opinion, which opinion was confirmed by delivery of a written opinion dated February 11, 2007, to the effect that, as of that date and based on and subject to various assumptions, procedures followed, matters considered and limitations described in its opinion, the aggregate consideration to be paid by Diversa in the merger was fair, from a financial point of view, to Diversa.

The full text of UBS’ opinion describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken by UBS. This opinion is attached as Annex B and is incorporated into this joint proxy statement/prospectus by reference. UBS’ opinion is directed only to the fairness, from a financial point of view, to Diversa of the aggregate consideration to be paid by Diversa in the merger and does not address any other aspect of the merger. The opinion does not address the relative merits of the merger or any related transaction, including, without limitation, Diversa’s loan commitment to Celunol prior to consummation of the merger, as compared to other business strategies or transactions that might be available to Diversa or Diversa’s underlying business decision to effect the merger or any related transaction. The opinion does not constitute a recommendation to any stockholder as to how such stockholder should vote or act with respect to the merger or any related transaction. Holders of Diversa common stock are encouraged to read this opinion carefully in its entirety. The summary of UBS’ opinion described below is qualified in its entirety by reference to the full text of its opinion.

In arriving at its opinion, UBS:

•	reviewed publicly available business and financial information relating to Diversa;

•

reviewed internal financial information and other data relating to Celunol’s business and financial prospects that were provided to UBS by the management of Celunol and not publicly available, including financial forecasts and estimates prepared by Celunol’s management as adjusted at the direction of the Diversa board of directors;

•

reviewed internal financial information and other data relating to Diversa’s business and financial prospects that were provided to UBS by Diversa’s management and not publicly available, including financial forecasts and estimates prepared by Diversa’s management;

•	conducted discussions with members of the senior managements of Diversa and Celunol concerning the businesses and financial prospects of Diversa and Celunol;

•

performed a discounted cash flow analysis of each of Diversa and Celunol in which UBS analyzed the respective future cash flows of Diversa and Celunol using the financial forecasts and estimates referred to above;

•	reviewed publicly available financial and stock market data with respect to other companies UBS believed to be generally relevant in evaluating Diversa;

•	reviewed current and historical market prices of Diversa common stock;

•	considered pro forma effects of the merger on the financial statements of Diversa;

•	reviewed the merger agreement; and

•	conducted such other financial studies, analyses and investigations, and considered such other information, as UBS deemed necessary or appropriate.

In connection with its review, with Diversa’s consent, UBS did not assume any responsibility for independent verification of any of the information provided to or reviewed by UBS for the purpose of its opinion and, with Diversa’s consent, UBS relied on that information being complete and accurate in all material respects. In addition, with Diversa’s consent, UBS did not make any independent evaluation or appraisal of any of the assets or liabilities, contingent or otherwise, of Diversa or Celunol, and was not furnished with any evaluation or appraisal. With respect to the financial forecasts and estimates and pro forma effects referred to above, UBS assumed, at Diversa’s direction, that they were reasonably prepared on a basis reflecting the best currently available estimates and judgments as to the future performance of Diversa and Celunol and such pro forma effects. In addition, UBS assumed, with Diversa’s approval, that the financial forecasts and estimates referred to above would be achieved at the times and in the amounts projected. UBS noted in its opinion that the start-up nature of Celunol and its limited historical and projected near-term financial results from operations cause it to have limited comparability, for valuation purposes, with companies and transactions for which valuation metrics are publicly available and that, accordingly, UBS relied on a discounted cash flow analysis of the financial forecasts and estimates relating to Celunol referred to above for the purpose of its opinion. UBS relied, at Diversa’s direction, without independent verification or investigation, upon the assessments of the managements of Diversa and Celunol as to Celunol’s ethanol production technology, the risks associated with such technology and the ability to successfully commercialize such technology as reflected in the financial forecasts and estimates referred to above. UBS also assumed, with Diversa’s consent, that the merger would qualify for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. UBS’ opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and information made available to UBS as of, the date of its opinion.

At Diversa’s direction, UBS was not asked to, and it did not, offer any opinion as to the terms, other than the aggregate merger consideration to the extent expressly specified in UBS’ opinion, of the merger agreement or any related documents or the form of the merger or any related transaction. UBS expressed no opinion as to what the value of Diversa common stock would be when issued in the merger or the prices at which Diversa common stock would trade at any time. In rendering its opinion, UBS assumed, with Diversa’s consent, that (i) the final executed form of the merger agreement would not differ in any material respect from the form that UBS reviewed, (ii) Diversa and Celunol would comply with all material terms of the merger agreement, and (iii) the merger would be consummated in accordance with the terms of the merger agreement without any adverse waiver or amendment of any material term or condition of the merger agreement. UBS also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the merger would be obtained without any material adverse effect on Diversa, Celunol or the merger. Except as described above, Diversa imposed no other instructions or limitations on UBS with respect to the investigations made or the procedures followed by UBS in rendering its opinion.

In connection with rendering its opinion to Diversa’s board of directors, UBS performed a variety of financial and comparative analyses that are summarized below. The following summary is not a complete description of all analyses performed and factors considered by UBS in connection with its opinion. The preparation of a financial opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. With respect to the selected companies analysis summarized below, no company used as a comparison is either identical or directly comparable to Diversa. This analysis necessarily involves complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading of the companies concerned.

UBS believes that its analyses and the summary below must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying UBS’ analyses and opinion. UBS did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion, but rather arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole.

The estimates of the future performance of Diversa and Celunol provided by Diversa or Celunol or derived from public sources in or underlying UBS’ analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than those estimates. In performing its analyses, UBS considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of Diversa and Celunol. Estimates of the financial value of companies do not necessarily purport to be appraisals or reflect the prices at which companies actually may be sold.

The aggregate merger consideration was determined through negotiation between Diversa and Celunol and the decision to enter into the merger was solely that of Diversa’s board of directors. UBS’ opinion and financial analyses were only one of many factors considered by Diversa’s board of directors in its evaluation of the merger and should not be viewed as determinative of the views of Diversa board of directors or management with respect to the merger or the aggregate merger consideration.

The following is a brief summary of the material financial analyses performed by UBS and reviewed with Diversa’s board of directors in connection with its opinion relating to the proposed merger. The financial analyses summarized below include information presented in tabular format. To fully understand UBS’ financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of UBS’ financial analyses.

Celunol Financial Analyses

Discounted Cash Flow Analysis: UBS performed a discounted cash flow analysis of Celunol to calculate the estimated present value of the standalone unlevered, after-tax free cash flows that Celunol could generate during fiscal years 2007 through 2015 based on internal estimates of Celunol’s management as adjusted at the direction of Diversa’s board. UBS calculated a range of terminal values by applying to Celunol’s fiscal year 2015 estimated after-tax earnings before interest and taxes adjusted to include income from affiliates and minority interest expense, or adjusted EBIT, terminal after-tax adjusted EBIT multiples of 15.0x to 25.0x. The cash flows and terminal values were then discounted to present value using discount rates ranging from 20.0% to 30.0%. This analysis indicated the following implied equity reference range for Celunol, as compared to the implied value of the aggregate merger consideration based on the closing stock price of Diversa common stock on February 9, 2007:

Implied Equity Reference Range for Celunol	Implied Value of Aggregate Merger Consideration

$20 million – $603 million	$154.7 million

Diversa Financial Analyses

Selected Companies Analysis: UBS compared selected financial data and stock market data of Diversa with corresponding data of the following nine publicly traded enabling technologies companies:

•	deCODE genetics, Inc.

•	Dyadic International, Inc.

•	Exelixis, Inc.

•	Infinity Bio-Energy Ltd.

•	Mission Biofuels Limited

•	Rentech, Inc.

•	Senomyx, Inc.

•	Symyx Technologies, Inc.

•	Syntroleum Corporation

UBS reviewed, among other things, enterprise values of the selected companies, calculated as equity market value based on closing stock prices on February 9, 2007, plus the book value of debt and minority interests, less cash and cash equivalents, as a multiple of calendar years 2006, 2007 and 2008 estimated revenue. UBS then compared these multiples derived from the selected companies with corresponding revenue multiples implied for Diversa based on the closing price of Diversa common stock on February 9, 2007. Estimated financial data of the selected companies were based on publicly available research analysts’ estimates. Estimated financial data of Diversa were based both on internal estimates of Diversa’s management, referred to below as “management forecasts,” and publicly available research analysts’ forecasts, referred to below as “street forecasts.” This analysis indicated the following implied low, mean, median and high multiples for the selected companies, as compared to corresponding multiples implied for Diversa:

	Implied Multiples for Selected Companies				Implied Multiples for Diversa Based on Closing Stock Price on February 9, 2007
Enterprise Value as Multiple of:	Low	Mean	Median	High	Management Forecasts	Street Forecasts
Revenue
Calendar year 2006	3.7x	12.1x	10.1x	29.4x	9.8x	9.6x
Calendar year 2007	3.4	10.0	8.9	22.5	9.5	9.1
Calendar year 2008	3.0	7.3	7.8	11.4	6.1	5.5

Discounted Cash Flow Analysis: UBS performed a discounted cash flow analysis of Diversa to calculate the estimated present value of the standalone unlevered, after-tax free cash flows that Diversa could generate during fiscal years 2007 through 2015 based on internal estimates of Diversa’s management. UBS calculated a range of terminal values by applying to Diversa’s fiscal year 2015 estimated earnings before interest and taxes, depreciation and amortization, or EBITDA, terminal EBITDA multiples of 15.0x to 19.0x. The cash flows and terminal values were then discounted to present value using discount rates ranging from 15.0% to 19.0%. This analysis indicated the following implied per share equity reference range for Diversa, as compared to the closing price of Diversa common stock on February 9, 2007:

Implied Per Share Equity Reference Range for Diversa	Closing Price of Diversa Common Stock on February 9, 2007

$8.96 – $14.62	$10.31

Accretion/Dilution Analysis: UBS analyzed the potential pro forma effect of the merger on Diversa’s estimated earnings per share, or EPS, for fiscal years 2007 and 2008. Estimated financial data of Diversa were based on internal estimates of Diversa’s management and estimated financial data of Celunol were based on internal estimates of Celunol’s management as adjusted at the direction of Diversa. Based on the aggregate merger consideration, this analysis indicated that the merger could be dilutive to Diversa’s estimated EPS during fiscal years 2007 and 2008. Actual results may vary from projected results and the variations may be material.

Miscellaneous

Under the terms of UBS’ engagement, Diversa has agreed to pay UBS for its financial advisory services in connection with the merger agreement an aggregate fee of $2.55 million, a portion of which was payable in connection with UBS’ opinion and a significant portion of which is contingent upon consummation of the merger. UBS in the future may provide investment banking services to Diversa, for which services UBS would expect to receive compensation. In the ordinary course of business, UBS, its successors and affiliates may hold or trade, for their own accounts and the accounts of their customers, securities of Diversa and, accordingly, may at any time hold a long or short position in such securities.

Diversa selected UBS as its financial advisor in connection with the merger because UBS is an internationally recognized investment banking firm with substantial experience in similar transactions and familiarity with the biofuels industry. UBS is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities and private placements.

Form of the Merger

The merger agreement provides that at the effective time, merger sub will be merged with and into Celunol. Upon the consummation of the merger, Celunol will continue as the surviving corporation and will be a wholly owned subsidiary of Diversa.

Merger Consideration and Adjustment

At the effective time of the merger, Celunol securityholders will be entitled to receive 15,000,000 shares of Diversa common stock in exchange for all equity securities of Celunol, including Celunol common stock and Celunol preferred stock and shares issuable under Celunol options and warrants that will be assumed by Diversa, which amount of Diversa shares is subject to reduction based on certain specified indebtedness and working capital tests for Celunol at the time of closing of the merger described below. The shares of Diversa common stock to be issued in the merger will be equal to approximately 24% of the outstanding shares of the combined company as of immediately following the consummation of the merger subject to the issuance by Diversa of new shares or convertible debt prior to consummation of the merger. This percentage assumes that Celunol’s closing debt adjustment amount, determined by reference to the specified indebtedness and working capital tests for Celunol described below, at the closing of the merger, is equal to $0.

There will be no adjustment to the total number of shares of Diversa common stock Celunol securityholders will be entitled to receive for changes in the market price of Diversa common stock. The merger agreement does not include a price-based termination right. The allocation of the 15,000,000 shares of Diversa common stock (as adjusted by the closing debt adjustment amount) will be allocated among Celunol securityholders based on the average of the closing prices of Diversa common stock as quoted on the NASDAQ Stock Market over the 20 trading days ending one day prior to the effectiveness of the merger, or the exchange ratio price, as calculated pursuant to the merger agreement. The allocation of the 15,000,000 shares of Diversa common stock (as adjusted by the closing debt adjustment amount) among Celunol securityholders could vary significantly as a result of, among other things:

•	variations in the closing prices of Diversa common stock from the closing price of Diversa common stock on the date of this joint proxy statement/prospectus; and

•

changes in the amount of Celunol common stock, preferred stock, options, warrants and unsecured convertible promissory notes issued and outstanding between the date hereof and the closing of the merger.

The 15,000,000 shares of Diversa common stock (as adjusted by the closing debt adjustment amount) that Celunol securityholders will be entitled to receive in exchange for all equity securities of Celunol upon the consummation of the merger will be allocated among:

•

holders of Celunol Series C preferred stock (including conversion of convertible promissory notes issued by Celunol on December 6, 2006 and to be issued to Celunol stockholders before closing of the merger);

•	holders of Celunol Series A preferred stock;

•	holders of Celunol common stock (calculated on an as-converted basis, and assuming the conversion of Celunol preferred stock into Celunol common stock); and

•	holders of Celunol options and warrants.

Celunol Series C Preferred Stock

For holders of Celunol Series C preferred stock, each share of Series C preferred stock they hold immediately prior to the closing of the merger will be converted into the right to receive a portion of the 15,000,000 shares of Diversa common stock (as adjusted by the closing debt adjustment amount) equal to the quotient of (a) the sum of (i) $0.453025394, which was the original issue price for each share of Series C preferred stock of Celunol, plus (ii) accrued dividends of 8% per annum, compounded annually since acquisition of the Series C preferred stock, divided by (b) the exchange ratio price, as calculated pursuant to the merger agreement. In the event the total number of shares issuable to Celunol securityholders in connection with the merger is less than the amount that provides the Celunol Series C preferred stockholders’ and Series C preferred warrantholders’ preferred return, then in lieu of the foregoing conversion calculation, each share of Series C preferred stock outstanding immediately prior to the closing of the merger will be converted into the right to receive a portion of the 15,000,000 shares of Diversa common stock (as adjusted by the closing debt adjustment amount) equal to the product of (x) the foregoing conversion calculation, multiplied by (y) the quotient of (i) 15,000,000 shares of Diversa common stock (as adjusted by the closing debt adjustment amount), divided by (ii) the number of shares of Diversa common stock obtained by adding (1) the number of shares of Diversa common stock equal to the product of (A) the number of shares of Series C preferred stock of Celunol outstanding immediately prior to the closing of the merger, multiplied by (B) the quotient of (a) the sum of (Y) $0.453025394 plus (Z) the average accrued per share dividend for Series C preferred stock of Celunol immediately prior to the closing of the merger divided by the aggregate number of shares of Series C preferred stock of Celunol outstanding immediately prior to the closing of the merger, divided by (b) the exchange ratio price, as calculated pursuant to the merger agreement, and (2) the number of shares of Series C preferred stock of Celunol that was subject to each warrant to purchase shares of Series C preferred stock of Celunol immediately prior to the closing of the merger multiplied by (A) the quotient of (a) $0.453025394 divided by (b) the exchange ratio price, as calculated pursuant to the merger agreement.

Celunol Series A Preferred Stock

Assuming the total number of shares issuable to Celunol securityholders in connection with the merger is greater than the number of shares that provides the Celunol Series C preferred stockholders’ preferred return, for holders of Celunol Series A preferred stock, each share of Series A preferred stock they hold immediately prior to the closing of the merger will be converted into the right to receive a portion of the 15,000,000 shares of Diversa common stock (as adjusted by the closing debt adjustment amount) equal to the quotient of (a) the sum of (i) $11.58, which was the original issue price for each share of Series A preferred stock of Celunol, plus (ii) accrued dividends of 8% per annum, compounded annually since acquisition of the Series A preferred stock, divided by (b) the exchange ratio price, as calculated pursuant to the merger agreement. In the event the total number of shares issuable to Celunol securityholders in connection with the merger is greater than the number of shares that provides the Celunol Series C preferred stockholders’ preferred return but less than the number of shares that provides the Celunol Series C preferred stockholders’ preferred return plus the Celunol Series A preferred stockholders’ preferred return, then in lieu of the foregoing conversion calculation, each share of Series A preferred stock outstanding immediately prior to the closing of the merger will be converted into the right to receive a portion of the 15,000,000 shares of Diversa common stock (as adjusted by the closing debt adjustment amount) equal to the product of (x) the foregoing conversion calculation, multiplied by (y) the quotient of (i) 15,000,000 shares of Diversa common stock (as adjusted by the closing debt adjustment amount) minus the number of shares that provides the Celunol Series C preferred stockholders’ preferred return, divided by (ii) the number of shares of Diversa common stock equal to the product of (A) the number of shares of Series A preferred stock of Celunol outstanding immediately prior to the closing of the merger, multiplied by (B) the quotient of (a) the sum of (Y) $11.58 plus (Z) the average accrued per share dividend for Series A preferred stock of Celunol immediately prior to the closing of the merger divided by the aggregate number of shares of Series A preferred stock of Celunol outstanding immediately prior to the closing of the merger, divided by (b) the exchange ratio price, as calculated pursuant to the merger agreement.

Celunol Common Stock (On An As-Converted Basis)

Assuming the total number of shares issuable to Celunol securityholders in connection with the merger is greater than the number of share that provides the Celunol Series C preferred stockholders’ preferred return plus the Celunol Series A preferred stockholders’ preferred return:

•

each share of Celunol common stock outstanding immediately prior to the closing of the merger will be converted into the right to receive a portion of the 15,000,000 shares of Diversa common stock (as adjusted by the closing debt adjustment amount) equal to such share of Celunol common stock multiplied by the quotient of (a) 15,000,000 shares of Diversa common stock (as adjusted by the closing debt adjustment amount) minus the number of shares that provides the Celunol Series C preferred stockholders’ preferred return and the Celunol Series A preferred stockholders’ preferred return, divided by (b) the number of shares of Celunol common stock equal to the sum of (i) the number of shares of Celunol common stock outstanding immediately prior to the closing of the merger, plus (ii) the number of shares of Celunol common stock issuable upon conversion of the Celunol Series A preferred stock and Series C preferred stock outstanding immediately prior to the closing of the merger, plus (iii) the number of shares of Celunol common stock issuable upon the conversion or exercise of Celunol’s unsecured convertible promissory notes and any Celunol options and warrants, with the foregoing quotient being referred to in this joint proxy statement/prospectus as the as-converted Celunol common shares;

•

each share of Celunol Series C preferred stock outstanding immediately prior to the closing of the merger will be converted into the right to receive a portion of the 15,000,000 shares of Diversa common stock (as adjusted by the closing debt adjustment amount) equal to (a) the quotient of (i) 15,000,000 shares of Diversa common stock (as adjusted by the closing debt adjustment amount) minus the number of shares that provides the Celunol Series C preferred stockholders’ preferred return and the Celunol Series A preferred stockholders’ preferred return, divided by (ii) the as-converted Celunol common shares, multiplied by (b) the number of shares of Celunol common stock issuable upon conversion of such share of Series C preferred stock as of immediately prior to the closing of the merger; and

•

each share of Celunol Series A preferred stock outstanding immediately prior to the closing of the merger will be converted into the right to receive a portion of the 15,000,000 shares of Diversa common stock (as adjusted by the closing debt adjustment amount) equal to (a) the quotient of (i) 15,000,000 shares of Diversa common stock (as adjusted by the closing debt adjustment amount) minus the number of shares that provides the Celunol Series C preferred stockholders’ preferred return and the Celunol Series A preferred stockholders’ preferred return, divided by (ii) the as-converted Celunol common shares, multiplied by (b) the number of shares of Celunol common stock issuable upon conversion of such share of Series A preferred stock as of immediately prior to the closing of the merger.

Celunol Options and Warrants

Subject to certain limited circumstances, at the effective time of the merger, each outstanding and unexercised option to purchase shares of Celunol common stock, whether vested or unvested, will be assumed by Diversa and will become an option to acquire, on the same terms and conditions as were applicable under the stock option agreement by which such option is evidenced and the stock option plan under which such option was issued, an option to purchase shares of Diversa common stock, although the number of shares and the exercise price for each option and warrant will be adjusted as described in “The Merger—Stock Options and Warrants.” Similarly, subject to certain limited circumstances, at the effective time of the merger, each outstanding and unexercised warrant to purchase shares of Celunol common stock or preferred stock, whether or not exercisable, will be assumed by Diversa and will become a warrant to acquire, on the same terms and conditions as were applicable under the Celunol warrant, a warrant exercisable for shares of Diversa common stock.

For a more detailed description of the assumption of Celunol options and warrants and the limited exceptions mentioned above, see “The Merger—Stock Options and Warrants”.

Celunol’s Closing Debt Adjustment Amount

Celunol’s closing debt adjustment amount at the closing of the merger, if any, will be based on the amount of any “specified indebtedness,” calculated in the manner described in the merger agreement, in excess of $20,000,000. Specified indebtedness is defined in the merger agreement in terms of:

•

certain Celunol indebtedness, which includes Celunol indebtedness under the promissory note issued to Diversa and Celunol indebtedness owed pursuant to third party loans, in each case to the extent incurred on or before May 31, 2007; and

•

Celunol’s net working capital, calculated by subtracting Celunol’s current liabilities (subject to certain specified exclusions) from its current assets as of a mutually agreed date by Celunol and Diversa shortly prior to the closing of the merger, to the extent it is less than negative $1.5 million, giving effect to any such excess negative working capital as a positive number for purposes of making this calculation.

To the extent Celunol’s specified indebtedness, calculated in the manner described in the merger agreement, is in excess of $20,000,000, that specified indebtedness will reduce the 15,000,000 shares of Diversa common stock available for issuance to Celunol securityholders in connection with the merger. The reduction in the 15,000,000 shares of Diversa stock will be calculated by dividing the amount of any specified indebtedness in excess of $20,000,000 by $10, rounding the result up or down to the nearest whole share, and subtracting that number of shares of Parent common stock from the 15,000,000 shares of Diversa common stock available for issuance to Celunol securityholders in connection with the merger.

Exchange of Certificates

No fractional shares of Diversa common stock will be issued in connection with the merger. Instead, each Celunol stockholder who would otherwise be entitled to receive a fraction of a share of Diversa common stock, after aggregating all fractional shares of Diversa common stock issuable to such stockholder, will be entitled to receive in cash the dollar amount, rounded to the nearest whole cent, determined by multiplying such fraction by the exchange ratio price, as calculated pursuant to the merger agreement.

The merger agreement provides that, as soon as reasonably practicable after the closing of the merger, Diversa will send (or cause to be sent) to each record holder of Celunol capital stock immediately prior to the effective time of the merger, a letter of transmittal and instructions for surrendering and exchanging the record holder’s Celunol stock certificates. Upon surrender of an Celunol stock certificate for exchange to Diversa or its exchange agent, together with a duly signed letter of transmittal, and such other documents as Diversa may reasonably require, the holder of the Celunol stock certificate will be entitled to receive the following:

•

a certificate representing the number of whole shares of Diversa common stock that such holder has the right to receive pursuant to the provisions of the merger agreement, less that holder’s pro rata escrow shares described in “The Merger Agreement—Escrow Arrangements; Indemnification;”

•	cash in lieu of any fractional share of Diversa common stock; and

•	dividends or other distributions, if any, to which they are entitled under the terms of the merger agreement.

The Celunol stock certificate surrendered will be cancelled.

At the effective time of the merger, all holders of certificates representing shares of Celunol capital stock that were outstanding immediately prior to the effective time of the merger will cease to have any rights as stockholders of Celunol. In addition, no transfer of Celunol capital stock after the effective time of the merger will be registered on the stock transfer books of Celunol.

If any Celunol stock certificate has been lost, stolen or destroyed, Diversa may, in its discretion, and as a condition to the delivery of such shares of Diversa common stock, require the owner of such lost, stolen or destroyed certificate to deliver an affidavit claiming such certificate has been lost, stolen or destroyed and, in any case where the merger consideration to be issued to any Celunol stockholder is more than 1,000 shares of Diversa common stock, post a bond indemnifying Diversa against any claim suffered by Diversa related to the lost, stolen or destroyed certificate or any Diversa common stock issued in exchange for such certificate as Diversa may reasonably request.

From and after the effective time of the merger, until it is surrendered, each certificate that previously evidenced Celunol capital stock will be deemed to represent only the right to receive shares of Diversa common stock and cash in lieu of any fractional share of Diversa common stock. Diversa will not pay dividends or other distributions on any shares of Diversa common stock to be issued in exchange for any unsurrendered Celunol stock certificate until the Celunol stock certificate is surrendered as provided in the merger agreement.

Stock Options and Warrants

At the effective time of the merger, each outstanding and unexercised option to purchase shares of Celunol common stock, whether vested or unvested, will be assumed by Diversa and will become an option to acquire, on the same terms and conditions as were applicable under the stock option agreement by which such option is evidenced and the stock option plan under which such option was issued, an option to purchase shares of Diversa common stock. The number of shares of Diversa common stock subject to each assumed option will be determined by multiplying the number of shares of Celunol common stock that was subject to each option prior to the effective time of the merger by a “common exchange ratio” determined pursuant to the merger agreement, and rounding that result down to the nearest whole number of shares of Diversa common stock. In the event the total number of shares issuable to Celunol securityholders in connection with the merger is less than the number of shares that provides the Celunol Series C preferred stockholders’, Series C preferred warrantholders, and the Celunol Series A preferred stockholders’ preferred returns, then each option to purchase shares of Celunol common stock, whether vested or unvested, will be terminated in exchange for a cash payment equal to $0.00. The per share exercise price for the assumed options will be determined by dividing the per share exercise price of the Celunol common stock subject to each option as in effect immediately prior to the effective time of the merger by the common exchange ratio and rounding that result up to the nearest whole cent. The common exchange ratio is determined in accordance with the merger agreement by reference to the ratio of the total number of remaining shares issuable to Celunol securityholders in connection with the merger after satisfaction of the Celunol Series C preferred stockholders’, Series C preferred warrantholders, and the Celunol Series A preferred stockholders’ preferred returns to the fully diluted and fully converted outstanding common stock of Celunol immediately prior to the closing of the merger. Assuming that the exchange ratio price, as calculated pursuant to the merger agreement, is $8.00, and that the total number of remaining shares issuable to Celunol securityholders in connection with the merger after satisfaction of the Celunol Series C preferred stockholders’, Series C preferred warrantholders, and the Celunol Series A preferred stockholders’ preferred returns is 10,696,452, and Celunol’s fully diluted and fully converted outstanding common stock immediately prior to the closing of the merger is 55,598,744 shares, the “common exchange ratio” will be 0.19238658.

At the effective time of the merger, each outstanding and unexercised warrant to purchase shares of Celunol common stock, whether vested or unvested, will be assumed by Diversa and will become a warrant to acquire, on the same terms and conditions as were applicable under the agreement by which such warrant is evidenced, a warrant to purchase shares of Diversa common stock. The number of shares of Diversa common stock subject to each assumed warrant representing the right to acquire shares of Celunol common stock will be determined by multiplying the number of shares of Celunol common stock that was subject to each such warrant prior to the effective time of the merger by a “common exchange ratio” determined pursuant to the merger agreement, and rounding that result down to the nearest whole number of shares of Diversa common stock. In the event the total number of shares issuable to Celunol securityholders in connection with the merger is less than the number of shares that provides the Celunol Series C preferred stockholders’ and the Celunol Series A preferred stockholders’ preferred returns, then each warrant to purchase shares of Celunol common stock, whether vested or unvested, will be terminated. The exercise price for the assumed warrants to purchase shares of Celunol common stock will be determined by dividing the per share exercise price of the Celunol common stock subject to each warrant as in effect immediately prior to the closing of the merger by the common exchange ratio and rounding that result up to the nearest whole cent.

At the effective time of the merger, each outstanding and unexercised warrant to purchase shares of Series C preferred stock of Celunol will be assumed by Diversa and will become a warrant to acquire, on the same terms and conditions as were applicable under the agreement by which such warrant is evidenced, a warrant to purchase shares of Diversa common stock. The number of shares of Diversa common stock subject to each assumed warrant representing the right to acquire shares of Series C preferred stock of Celunol will be determined by multiplying the number of shares of Series C preferred stock of Celunol that was subject to each such warrant prior to the effective time of the merger by the quotient of (a) $0.453025394, which was the original issue price for each share of Series C preferred stock of Celunol, divided by (b) the exchange ratio price, as calculated pursuant to the merger agreement, and adding to that quotient the product of (y) the number of shares of Celunol common stock issuable upon conversion of the shares of Series C preferred stock that were subject to such warrants immediately prior to the closing of the merger, and (z) the common exchange ratio, rounded down to the nearest whole number of shares of Diversa common stock. In the event the total number of shares issuable to Celunol securityholders in connection with the merger is less than the number of shares that provides the

Celunol Series C preferred stockholders’ and Series C preferred warrantholders’ preferred return, then in lieu of the foregoing conversion calculation for warrants to purchase shares of Series C preferred stock of Celunol, the number of shares of Diversa common stock subject to each warrant to purchase shares of Series C preferred stock of Celunol will be equal to the product of (a) the foregoing conversion calculation for warrants to purchase shares of Series C preferred stock of Celunol multiplied by (b) the quotient of (i) 15,000,000 (as adjusted by the closing debt adjustment amount) divided by (ii) the number of shares of Diversa common stock obtained by adding (1) the number of shares of Diversa common stock equal to the product of (A) the number of shares of Series C preferred stock of Celunol outstanding immediately prior to the closing of the merger, multiplied by (B) the quotient of (x) the sum of (Y) $0.453025394 plus (Z) the average accrued per share dividend for Series C preferred stock of Celunol immediately prior to the closing of the merger divided by the aggregate number of shares of Series C preferred stock of Celunol outstanding immediately prior to the closing of the merger, divided by (y) the exchange ratio price, as calculated pursuant to the merger agreement, and (2) the number of shares of Series C preferred stock of Celunol that was subject to each warrant to purchase shares of Series C preferred stock of Celunol immediately prior to the closing of the merger multiplied by (A) the quotient of (a) $0.453025394 divided by (b) the exchange ratio price, as calculated pursuant to the merger agreement. The exercise price for the assumed warrants to purchase shares of Series C preferred stock of Celunol will be determined by dividing (a) the per share exercise price of the Series C preferred stock of Celunol subject to each warrant as in effect immediately prior to the closing of the merger by (b) the quotient of (i) the number of as converted Series C preferred shares underlying each warrant to purchase shares of Series C preferred stock of Celunol calculated in the manner set forth in the preceding sentence, divided by (ii) the number of shares of Series C preferred stock of Celunol that were subject to such warrant immediately prior to the closing of the merger, and rounding that result up to the nearest whole cent.

Effective Time of the Merger

The merger agreement requires the parties to consummate the merger after all of the conditions to the consummation of the merger contained in the merger agreement are satisfied or waived, including the adoption of the merger agreement by the stockholders of Celunol and the approval by the Diversa stockholders of the issuance of Diversa common stock. The merger will become effective upon the filing of a certificate of merger with the Secretary of State of the State of Delaware or at such later time as is agreed by Diversa and Celunol and specified in the certificate of merger. Neither Diversa nor Celunol can predict the exact timing of the consummation of the merger.

Interests of Diversa’s Directors and Executive Officers in the Merger

In considering the recommendation of the Diversa board of directors with respect to issuing shares of Diversa common stock as contemplated by the merger agreement and the other matters to be acted upon by Diversa’s stockholders at the Diversa annual meeting, Diversa’s stockholders should be aware that certain members of the board of directors and executive officers of Diversa have interests in the merger that may be different from, or in addition to, the interests of Diversa’s stockholders. Each of Diversa’s and Celunol’s board of directors was aware of these potential conflicts of interest and considered them, among other matters, in reaching their respective decisions to approve the merger agreement and the merger, and, in the case of each board, to recommend that their respective stockholders approve the Diversa and Celunol proposals, as applicable, contemplated by this joint proxy statement/prospectus to be presented to their stockholders for consideration at their respective stockholder meetings.

Ownership Interests

As of March 1, 2007, all directors and executive officers of Diversa, together with their affiliates, beneficially owned 21.6% of the shares of Diversa common stock. The affirmative vote of the holders of a majority of the Diversa common stock having voting power present in person or represented by proxy at the Diversa annual meeting is required for approval of Diversa Proposal Nos. 1, 3, 4, 5 and 8. The affirmative vote of holders of a majority of the Diversa common stock having voting power outstanding on the record date for the Diversa annual meeting is required for approval of Diversa Proposal Nos. 6 and 7. Certain Diversa officers and directors, and their affiliates, have also entered into voting agreements in connection with the merger. The voting agreements are discussed in greater detail in the section entitled “Agreements Related to the Merger—Voting Agreements” beginning on page 112 in this joint proxy statement/prospectus.

Employee Retention and Severance Agreements

In connection with the execution of the merger agreement, Diversa has entered into agreements with Edward T. Shonsey, Diversa’s Chief Executive Officer, Anthony E. Altig, Diversa’s Senior Vice President, Finance and Chief Financial Officer, Martin A. Sabarsky, Diversa’s Vice President, Corporate Development and Janice L. Kameir, Diversa’s Vice President, Human Resources, in each case setting forth the terms of their continued employment with Diversa following the merger.

Under the terms of the agreements, Messrs. Shonsey and Altig will resign their employment 60 days after the closing of the merger or on August 15, 2007, whichever occurs first. Diversa will pay each of Messrs. Shonsey’s and Altig’s base salary and health insurance premiums for 12 months from the date of their respective termination. Mr. Sabarsky and Ms. Kameir may be offered employment with the combined company in the discretion of the combined company’s Chief Executive Officer. In the event Mr. Sabarsky or Ms. Kameir is terminated by Diversa without “cause” or resigns for “good reason,” Diversa will pay Mr. Sabarsky’s or Ms. Kameir’s base salary and health insurance premiums for 12 months from the date of their respective termination. In addition, Messrs. Altig and Sabarsky and Ms. Kameir are entitled to one month of outplacement services following their respective termination or resignation.

Under the terms of the agreements, each of Messrs. Shonsey, Altig and Sabarsky and Ms. Kameir received 2006 performance bonuses in the following amounts:

Employee	2006 Performance Bonus
Edward T. Shonsey	$263,000
Anthony E. Altig	$156,000
Martin A. Sabarsky	$140,000
Janice L. Kameir	$88,200

Total:	$647,200

Each of Messrs. Shonsey, Altig and Sabarsky and Ms. Kameir are also entitled to certain retention incentive bonuses under their agreements. Mr. Shonsey will receive a retention incentive bonus within five business days of his resignation from Diversa, subject to the closing of the merger. Mr. Sabarsky and Ms. Kameir will each receive retention incentive bonuses upon the earlier of February 11, 2008 or within five days of their respective termination without “cause” or resignation for “good reason”, subject in each case to the closing of the merger. Mr. Altig will receive a retention incentive bonus within five business days of the earlier of his resignation or February 11, 2008, subject to the closing. Messrs. Shonsey, Altig and Sabarsky and Ms. Kameir are entitled to retention incentive bonuses in the following amounts:

Employee	Retention Incentive Bonus
Edward T. Shonsey	$272,300
Anthony E. Altig	$225,000
Martin A. Sabarsky	$182,871
Janice L. Kameir	$91,904

Total:	$772,075

Under the terms of these agreements, these officers’ outstanding restricted stock awards and options to acquire Diversa common stock will continue to vest while they are employed by Diversa. Provided that these officers do not engage in certain prohibited actions following their termination of employment with Diversa, including disparaging Diversa or Celunol or their officers, directors, employees or affiliates, disclosing Diversa’s proprietary information, and with respect to Mr. Sabarsky, competing with Diversa, Diversa will continue to allow vesting of their respective restricted stock awards, and with respect to Mr. Altig, his stock options, on a quarterly basis over the two year period following termination. The vesting of Messrs. Shonsey’s and Sabarsky’s and Ms. Kameir’s stock options will cease following termination. Additionally, to the extent that Messrs. Shonsey’s and Altig’s stock options are unexercised as of their terminations, those unexercised options will be cancelled, and in consideration of the cancellation they will automatically receive a restricted stock bonus award for a number of shares with an equivalent Black-Scholes value to his cancelled options, as determined by Diversa’s registered independent public accounting firm, which valuation will assume that the cancelled options would otherwise have expired on March 1, 2009. Neither will receive any further benefits under his agreement in the event that he is terminated for “cause.” With respect to Mr. Shonsey, the restricted stock award will be subject to the closing of the merger and, additionally, his satisfaction of conditions that he (i) lead and facilitate opportunities for the Diversa board of directors to explain and advocate the merger to such investors and investor groups as requested by the Diversa board of directors (75% of the award), and (ii) make a substantial contribution to a successful financing (25% of the award).

If any payments or benefits under the foregoing officers’ agreements constitute “parachute payments,” as defined in Section 280G of the Code, that are subject to excise taxes imposed by Section 4999 of the Code, Diversa will pay to Messrs. Shonsey, Altig or Sabarsky or Ms. Kameir, as applicable, either a payment that is reduced so that there would be no excise tax or an amount (which shall be no more than the total payment contemplated by the agreement), which after taking into account all applicable taxes, would provide Messrs. Shonsey, Altig or Sabarsky or Ms. Kameir, as applicable, with the largest payment amount on an after-tax basis.

All payments to be made under the agreements that are subject to the six-month delay in distribution requirement imposed on specified employees of publicly traded companies by Section 409A(a)(2)(B)(i) of the Code will either be accelerated or delayed to the minimum extent necessary so that such benefits will be paid in compliance with the requirements of Section 409A.

Restricted Stock Bonus Awards

On February 11, 2007, Messrs. Altig and Sabarsky were each granted a restricted stock bonus award for 20,000 shares of Diversa common stock under Diversa’s 1997 Equity Incentive Plan, 25% of which vested upon execution of the merger agreement and 25% of which will vest upon the closing of the merger. If the merger is consummated, the remaining 50% of these shares will vest in equal quarterly installments over the succeeding eight calendar quarters following the closing of the merger. However, vesting of the award will immediately cease if Messrs. Altig or Sabarsky engages in certain prohibited behavior, including disparaging Diversa or Celunol or their officers, directors, employees or affiliates, disclosing Diversa’s proprietary information, or with respect to Mr. Sabarsky, competing with Diversa.

Also on February 11, 2007, the compensation committee of Diversa’s board of directors granted a restricted stock bonus award for 20,000 shares of Diversa common stock under Diversa’s 1997 Equity Incentive Plan to Jeff Black, Diversa’s Chief Accounting Officer, 25% of which vested upon execution of the merger agreement, 25% of which will vest upon the closing of the merger, with the remaining 50% of these shares vesting in equal quarterly installments over the succeeding eight calendar quarters following the closing of the merger. On February 20, 2007, the compensation committee of Diversa’s board of directors also granted restricted stock bonus awards for 40,000 shares of Diversa common stock under Diversa’s 1997 Equity Incentive Plan to certain non-officer Diversa employees.

Director Affiliations among Celunol and Diversa Stockholders

Mark Leschly, a director of Diversa, is a managing partner of Rho Capital Partners, Inc., which is affiliated with Rho Management Trust II, Rho Management Trust III, Rho Management Partners L.P. and Rho Investment Partners “H”, L.P., which in the aggregate own or have the right to acquire 2,405,693 shares of Diversa common stock which is equal to approximately 4.9% of Diversa’s outstanding voting stock as of March 1, 2007. Rho Capital Partners, Inc. is also a financial advisor to Rho Management Trust II. Mr. Leschly disclaims beneficial ownership of such shares and has no pecuniary interest therein. Rho Capital Partners, Inc. and its affiliates that are Diversa stockholders are affiliated with Rho Ventures IV (QP) LP, Rho Ventures IV GmbH & Co. Beteiligungs KG, Rho Ventures IV LP and Rho Management Trust I which are each Celunol securityholders and in the aggregate own or have the right to acquire 2,482 shares of Celunol common stock and 7,310,063 shares of Celunol preferred stock which is equal to approximately 17.9% of Celunol’s outstanding voting stock as of March 1, 2007 on an as-converted basis. Assuming that the exchange ratio price, as calculated pursuant to the merger agreement, is $8.00, and that the total number of remaining shares issuable to Celunol securityholders in connection with the merger after satisfaction of the Celunol Series C preferred stockholders’ and the Celunol Series A preferred stockholders’ preferred returns is 10,696,452, and Celunol’s fully diluted and fully converted outstanding common stock immediately prior to the closing of the merger is 55,598,744 shares, the affiliates of Rho Capital Partners, Inc. that are Celunol securityholders, and which are affiliated with Mr. Leschly by virtue of his position as (i) a managing partner of Rho Capital Partners, Inc., the investment advisor to Rho Management Trust I, (ii) a managing member of the general partner of Rho Ventures IV, L.P. and Rho Ventures IV (QP), L.P. and (iii) a managing director of the general partner of Rho Ventures IV GmbH & Co. Beteiligungs KG, will be entitled to receive up to 2,650,000 shares of Diversa common stock and warrants to purchase up to 72,000 shares of Diversa common stock in connection with the closing of the merger by virtue of being Celunol securityholders.

Joshua Ruch, a director of Celunol, is (i) a managing partner of Rho Capital Partners, Inc. along with Mr. Leschly, which is the investment advisor to Rho Management Trust I, (ii) a managing member of the general partner of Rho Ventures IV, L.P. and Rho Ventures IV (QP), L.P. and (iii) a managing director of the general partner of Rho Ventures IV GmbH & Co. Beteiligungs KG, which entities are each Celunol securityholders as described above. Mr. Ruch was formerly a member of the Diversa board of directors. Upon the closing of the merger, both Mr. Ruch and Mr. Leschly will serve on the board of directors of the combined company.

James Cavanaugh, a director of Diversa and chairman of the Diversa board of directors, is a general partner in each of HealthCare Partners III, L.P., HealthCare Partners IV, L.P., HealthCare Partners V, L.P. and HealthCare Partners VI, L.P., respectively, which are in turn the general partners of HealthCare Ventures III, L.P., HealthCare Ventures IV, L.P., HealthCare Ventures V, L.P. and HealthCare Ventures VI, L.P., respectively, which organizations are Diversa stockholders and in the aggregate own 6,497,766 shares of Diversa common stock which is equal to approximately 13.4% of Diversa’s outstanding voting stock as of March 1, 2007. Rho Management Trust II, which is a Diversa stockholder and is affiliated with Mr. Leschly and Mr. Ruch as described above, owns limited partnership interests in HealthCare Ventures IV, L.P., HealthCare Ventures V, L.P. and HealthCare Ventures VI, L.P. that represent an aggregate of approximately 3,266,087 shares of Diversa common stock. Rho Investment Partners H, L.P., which is affiliated with Mr. Leschly and Mr. Ruch through their positions as managing partners of Rho Capital Partners, Inc., owns limited partnership interests in HealthCare Ventures IV, L.P., HealthCare Ventures V, L.P. and HealthCare Ventures VI, L.P. that represent an aggregate of approximately 3,266,087 shares of Diversa common stock. Rho Management Partners, L.P., which is a Diversa stockholder and is affiliated with Mr. Leschly and Mr. Ruch as described above, also owns limited partnership interests in HealthCare Partners III, L.P. and HealthCare Partners IV, L.P. that represent an aggregate of approximately 4,181,608 shares of Diversa common stock. In addition, Rho Investment Partners “H”, L.P., will be acquiring 698,150 shares of Diversa common stock from Hudson Trust on May 8, 2007 pursuant to a loan Modification Agreement, dated November 28, 2003 between the two parties. Finally, Mr. Leschly directly owns limited partnership interests in HealthCare Partners III, L.P. and HealthCare Partners IV, L.P. that represent an aggregate of approximately 4,181,608 shares of Diversa common stock.

Combined Company’s Board of Directors after the Merger

The merger agreement provides that, following the merger, the combined company will initially have a nine member board of directors, including all six members of Diversa’s current board of directors. The Celunol directors who would join the combined company’s board of directors are: Michael Zak, who would be appointed to serve until the 2008 annual meeting of the combined company’s stockholders, Joshua Ruch, who would be appointed to serve until the 2009 annual meeting of the combined company’s stockholders, and Carlos A. Riva, who would be appointed to serve until the 2010 annual meeting of the combined company’s stockholders.

Interests of Celunol’s Directors and Executive Officers in the Merger

In considering the recommendation of the Celunol board of directors with respect to approval of the merger agreement by Celunol’s stockholders at the Celunol special meeting, Celunol’s stockholders should be aware that certain members of the board of directors and executive officers of Celunol have interests in the merger that may be different from, or in addition to, the interests of Celunol’s stockholders. Each of Celunol’s and Diversa’s board of directors was aware of these potential conflicts of interest and considered them, among other matters, in reaching their respective decisions to approve the merger agreement and the merger, and, in the case of each board, to recommend that their respective stockholders approve the Celunol and Diversa proposals, as applicable, contemplated by this joint proxy statement/prospectus to be presented to their stockholders for consideration at their respective stockholder meetings.

Ownership Interests

As of March 1, 2007, all directors and executive officers of Celunol, together with their affiliates, beneficially owned 60.0% of the shares of Celunol common stock and Celunol preferred stock. The affirmative vote of (a) the holders of a majority of the shares of Celunol common stock and Celunol preferred stock on the record date and entitled to vote at the Celunol special meeting, voting as a single class on an as if converted to common stock basis, and (b) the holders of a majority of Celunol’s outstanding preferred stock outstanding on the record date and entitled to vote at the Celunol special meeting, voting as a single class on an as if converted to common stock basis, is required for approval of Celunol Proposal No. 1. Certain Celunol officers and directors, and their affiliates, have also entered into voting agreements in connection with the merger. The voting agreements are discussed in greater detail in the section entitled “Agreements Related to the Merger—Voting Agreements” beginning on page 112 in this joint proxy statement/prospectus. In addition, pursuant to their respective restricted stock agreements, in the event of a change in control of Celunol, which would include the merger, 50% of each of Mr. Riva’s and Mr. McCarthy’s unvested shares would automatically vest upon the change in control and the other 50% of such unvested shares would vest upon the earlier of (1) termination of their respective employment without “cause” or by them for “good reason” and (2) the first anniversary of the change in control. In addition, Celunol’s board of directors may at their discretion decide to put in place incentive compensation arrangements tied to the completion of the merger, and these bonus arrangements may include bonus payments to Messrs. Riva, McCarthy and Malloy.

Stock Options

Under the terms of the merger agreement, at the effective time of the merger, each outstanding and unexercised option to purchase shares of Celunol common stock, whether vested or unvested, will be assumed by Diversa and will become an option to acquire, on the same terms and conditions as were applicable under the stock option agreement by which such option is evidenced and the stock option plan under which such option was issued, an option to purchase shares of Diversa common stock. The number of shares of Diversa common stock subject to each assumed option will be determined by multiplying the number of shares of Celunol common stock that was subject to each option prior to the effective time of the merger by a common exchange ratio determined pursuant to the merger agreement, and rounding that result down to the nearest whole number of shares of Diversa common stock. In the event the total number of shares issuable to Celunol securityholders in connection with the merger is less than the Celunol Series C preferred stockholders’ and the Celunol Series A preferred stockholders’ preferred returns, then each option to purchase shares of Celunol common stock, whether vested or unvested, will be terminated in exchange for a cash payment equal to $0.00. The per share exercise price for the assumed options will be determined by dividing the per share exercise price of the Celunol common stock subject to each option as in effect immediately prior to the effective time of the merger by the common exchange ratio and rounding that result up to the nearest whole cent. The common exchange ratio is determined in accordance with the merger agreement by reference to the ratio of the total number of remaining shares issuable to Celunol securityholders in connection with the merger after satisfaction of the Celunol Series C preferred stockholders’ and the Celunol Series A preferred stockholders’ preferred returns to the fully diluted and fully converted outstanding common stock of Celunol immediately prior to the closing of the merger. Assuming that the exchange ratio price, as calculated pursuant to the merger agreement, is $8.00, and that the total number of remaining shares issuable to Celunol securityholders in connection with the merger after satisfaction of the Celunol Series C preferred stockholders’ and the Celunol Series A preferred stockholders’ preferred returns is 10,696,452, and Celunol’s fully diluted and fully converted outstanding common stock immediately prior to the closing of the merger is 55,598,744 shares, the common exchange ratio will be 0.19238658.

The table below sets forth, as of March 1, 2007, information with respect to options held by each of Celunol’s current executive officers and directors.

Name	Total Options Held (Shares of Celunol Common Stock)	Vested	Unvested	Weighted Average Exercise Price Per Share
Executive Officers:
John R. Doyle	118,781	15,819	102,962	$0.084
Richard J. Steiger	187,500	—	187,500	$0.012
Gregory W. Luli	400,000	160,000	240,000	$0.022
John R. Malloy, Jr.	714,900	37,500	677,400	$0.011
Charles T. Davis	213,930	13,370	200,560	$0.012
David F. Agneta	176,693	12,621	164,072	$0.010
Barbara G. Littlefield	120,336	—	120,336	$0.012
John Howe	213,930	13,370	200,560	$0.012
Directors:	—	—	—	—

Director Affiliations among Celunol and Diversa Stockholders

Joshua Ruch, a director of Celunol, is a managing partner of Rho Capital Partners, Inc. along with Mr. Leschly, which is affiliated with Rho Ventures IV (QP) LP, Rho Ventures IV GmbH & Co. Beteiligungs KG, Rho Ventures IV LP and Rho Management Trust I which organizations are Celunol securityholders and in the aggregate beneficially own 2,482 shares of Celunol common stock and 7,310,063 shares of Celunol preferred stock which is equal to approximately 17.9% of Celunol’s outstanding voting stock as of March 1, 2007. Rho Capital Partners, Inc. and its affiliates that are Celunol securityholders are affiliated with Rho Management Trust II, Rho Management Trust III, Rho Management Partners L.P. and Rho Investment Partners “H”, L.P., which organizations are Diversa stockholders and in the aggregate own or have the right to acquire 2,405,693 shares of Diversa common stock which is equal to approximately 4.9% of Diversa’s outstanding voting stock as of March 1, 2007. Assuming that the exchange ratio price, as calculated pursuant to the merger agreement, is $8.00, and that the total number of remaining shares issuable to Celunol securityholders in connection with the merger after satisfaction of the Celunol Series C preferred stockholders’ and the Celunol Series A preferred stockholders’ preferred returns is 10,696,452, and Celunol’s fully diluted and fully converted outstanding common stock immediately prior to the closing of the merger is 55,598,744 shares, the affiliates of Rho Capital Partners, Inc. that are Celunol securityholders, and which are affiliated with Mr. Ruch and Mr. Leschly by virtue of their employment as managing partners of Rho Capital Partners, Inc., will be entitled to receive up to 2,650,000 shares of Diversa common stock and warrants for the purchase of up to 72,000 shares of Diversa common stock in connection with the closing of the merger by virtue of being Celunol securityholders.

Mark Leschly, a director of Diversa, is a managing partner of Rho Capital Partners, Inc. along with Mr. Ruch, which is affiliated with Rho Management Trust II, Rho Management Trust III, Rho Management Partners L.P. and Rho Investment Partners “H”, L.P., which will be Diversa stockholders as described above. Mr. Ruch was formerly a member of the Diversa board of directors. Upon the closing of the merger, both Mr. Ruch and Mr. Leschly will serve on the board of directors of the combined company.

Combined Company’s Board of Directors after the Merger

The merger agreement provides that, following the merger, the combined company will initially have a nine member board of directors, including three members of Celunol’s current board of directors. The Celunol directors who would join the combined company’s board of directors are: Michael Zak, who would be appointed to serve until the 2008 annual meeting of the combined company’s stockholders, Joshua Ruch, who would be appointed to serve until the 2009 annual meeting of the combined company’s stockholders, and Carlos A. Riva, who would be appointed to serve until the 2010 annual meeting of the combined company’s stockholders.

Indemnification of Officers and Directors

The merger agreement provides that, for a period of six years following the effective time of the merger, the combined company will not change the provisions in Celunol’s certificate of incorporation or bylaws as in effect on the date of the merger agreement related to indemnification of persons entitled to indemnification pursuant to such provisions, including Celunol’s directors and executive officers, in any manner that adversely affects the rights of such individuals to indemnification under those provisions and will perform all of the combined company’s obligations under the Celunol certificate of incorporation and bylaws as in effect on the date of the merger agreement to the fullest extent permissible by law to provide Celunol’s directors and executive officers with indemnification for acts and omissions occurring prior to the closing of the merger.

The merger agreement also provides that the combined company may extend coverage under Celunol’s directors’ and officers’ liability insurance policy covering the directors and officers of Celunol as of the date of the merger agreement by obtaining a six-year “tail” policy, if the “tail” policy does not cost more than $75,000 in the aggregate, covers the surviving corporation in the merger as the successor to Celunol and does not contain any exclusions for securities laws or corporate transactions such as the merger.

Regulatory Approvals Required for the Merger

Diversa and Celunol have each agreed to use commercially reasonable efforts in order to obtain all regulatory approvals required in order to consummate the merger.

Under the HSR Act, the merger cannot be completed until the expiration of a waiting period that follows the filing of notification forms by both Diversa and Celunol with the FTC and the DOJ. Diversa and Celunol anticipate filing notification and report forms under the HSR Act with the FTC and the DOJ. The initial waiting period is 30 calendar days after both parties have filed the notification forms, but this period may be extended if the reviewing agency issues a formal request for additional information and documentary material, which is referred to in this joint proxy statement/prospectus as a second request. If the reviewing agency issues a second request, the parties may not complete the merger until 30 calendar days after both parties substantially comply with the second request, unless the waiting period is terminated earlier with the parties’ consent not to close the transaction pending additional government review.

At any time before or after completion of the merger, the DOJ, the FTC or any state could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the completion of the merger, to rescind the merger or to seek divestiture of particular assets of Diversa or Celunol. Private parties also may seek to take legal action under the antitrust laws under certain circumstances. As in every transaction, a challenge to the merger on antitrust grounds may be made, and, if such a challenge is made, it is possible that Diversa and Celunol will not prevail.

Diversa conducts operations in a number of jurisdictions where other regulatory filings or approvals may be required or advisable in connection with the completion of the merger. Diversa and Celunol are currently reviewing whether filings or approvals may be required or advisable in those jurisdictions that may be material to Diversa and Celunol. It is possible that any of the regulatory authorities with which filings are made may seek regulatory concessions as conditions for granting approval of the merger.

Although Diversa and Celunol do not expect regulatory authorities to raise any significant objections in connection with their review of the merger, Diversa and Celunol cannot assure you that they will obtain all required regulatory approvals or that these regulatory approvals will not contain terms, conditions or restrictions that would be detrimental to the combined company after the completion of the merger.

Tax Treatment of the Merger

Diversa and Celunol intend the merger to qualify as a reorganization within the meaning of Section 368(a) of the Code. Each of Diversa and Celunol has agreed in the merger agreement to use its commercially reasonable efforts to cause the merger to qualify as a reorganization within the meaning of Section 368(a) of the Code and not to take any action which to its knowledge could reasonably be expected to prevent the merger from qualifying as a reorganization under Section 368(a) of the Code. For a description of the material United States federal income tax considerations of the merger, see the section entitled “—Material United States Federal Income Tax Consequences of the Merger” below. Diversa and Celunol have each agreed in the merger agreement to use their respective commercially reasonable efforts in order for Diversa to obtain from Cooley Godward Kronish LLP, and Celunol to obtain from Bingham McCutchen LLP, an opinion that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code.

Material United States Federal Income Tax Consequences

The following discussion summarizes the material U.S. federal income tax considerations of the merger that are expected to apply generally to Celunol stockholders upon an exchange of their Celunol common or preferred stock for Diversa common stock in the merger. This summary is based upon current provisions of the Code, existing Treasury Regulations, and current administrative rulings and court decisions, all of which are subject to change and to differing interpretations, possibly with retroactive effect. Any change could alter the tax consequences to Diversa, Celunol, or the stockholders of Celunol, as described in this summary. This summary is not binding on the Internal Revenue Service, or the IRS, and there can be no assurance that the IRS (or a court, in the event of an IRS challenge) will agree with the conclusions stated herein.

Except as discussed below under “FIRPTA Withholding,” this summary applies only to a Celunol stockholder that is a “U.S. person,” defined to include:

•	a citizen or resident of the United States;

•	a corporation created or organized in or under the laws of the United States, or any political subdivision thereof (including the District of Columbia);

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source;

•

a trust if either a court within the United States is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust, or the trust has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes;

•	any other person or entity that is treated for U.S. federal income tax purposes as if it were one of the foregoing.

Any Celunol stockholder that is neither a “U.S. person” as defined above nor an entity that is treated as a partnership or disregarded entity for U.S. federal income tax purposes is, for purposes of this discussion, a “non-U.S. person.”

No attempt has been made to comment on all U.S. federal income tax consequences of the merger that may be relevant to particular holders of Celunol common or preferred stock that are subject to special treatment under U.S. federal income tax laws, including, without limitation:

•	dealers, brokers, and traders in securities;

•	except for the limited comments below under “FIRPTA Withholding,” non-U.S. persons;

•	tax-exempt entities;

•	financial institutions, regulated investment companies, real estate investment trusts, or insurance companies;

•

partnerships, limited liability companies that are not treated as corporations for U.S. federal income tax purposes, subchapter S corporations, and other pass-through entities and investors in such entities;

•	holders who are subject to the alternative minimum tax provisions of the Code;

•	holders who acquired their shares in connection with stock option or stock purchase plans or in other compensatory transactions;

•	holders who hold shares that constitute small business stock within the meaning of Section 1202 of the Code;

•	holders with a functional currency other than the U.S. dollar;

•	holders who hold their shares as part of an integrated investment such as a hedge or as part of a hedging, straddle, or other risk reduction strategy; or

•	holders who do not hold their shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment will be a capital asset).

If an entity treated as a partnership for U.S. federal income tax purposes holds Celunol common or preferred stock, the tax treatment of a person holding interests in that entity generally will depend upon the status of that person and the activities of that entity. Such entities and persons holding interests in such entities should consult a tax advisor regarding the tax consequences of the merger.

The following discussion does not address:

•	the tax consequences of the merger under U.S. federal non-income tax laws or under state, local, or foreign tax laws;

•

the tax consequences of transactions effectuated before, after, or at the same time as the merger, whether or not they are in connection with the merger, including, without limitation, transactions in which Celunol shares are acquired or Diversa shares are disposed of;

•	the tax consequences to holders of options issued by Celunol that are assumed, replaced, exercised, or converted, as the case may be, in connection with the merger;

•	the tax consequences of the receipt of Diversa shares other than in exchange for Celunol shares;

•	the tax consequences of the ownership or disposition of Diversa shares acquired in the merger, except to the extent described in the discussion of the shares placed in escrow; or

•	the tax implications of a failure of the merger to qualify as a reorganization within the meaning of Section 368 of the Code.

Accordingly, holders of Celunol common and preferred stock are advised and expected to consult their own tax advisors regarding the U.S. federal income tax consequences of the merger in light of their personal circumstances and the consequences of the merger under U.S. federal non-income tax laws and state, local, and foreign tax laws.

As a condition to the consummation of the merger, Cooley Godward Kronish LLP must render a tax opinion to Diversa that the merger will constitute a reorganization within the meaning of Section 368 of the Code, and Bingham McCutchen LLP must render a tax opinion to Celunol that the merger will constitute a reorganization within the meaning of Section 368 of the Code. Neither Diversa nor Celunol intends to waive these closing conditions. However, in the event that either Diversa or Celunol does so, Celunol will resolicit the approval of the Celunol stockholders after providing appropriate disclosure, and Diversa will resolicite the approval of the Diversa stockholders if there is a material risk that the merger may result in the recognition of gain by Diversa, merger sub, Celunol or the Diversa stockholders.

The tax opinions discussed in this section are conditioned upon certain assumptions stated in the tax opinions and are based on the truth and accuracy, as of the completion of the merger, of certain representations and other statements made by Diversa and Celunol in certificates delivered to counsel. If any such representations and other statements made in such certificates are inaccurate, or by the time of the consummation of the merger becomes inaccurate, then the tax opinions may no longer be valid. These tax opinions will not be binding on the IRS or any court and will not preclude the IRS from asserting, or a court from sustaining, a contrary conclusion. No ruling has been or will be requested from the IRS in connection with the merger.

Assuming that the merger will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368 of the Code, the following material U.S. federal income tax consequences will result:

•	Diversa, merger sub, Celunol and the Diversa stockholders will not recognize any gain or loss solely as a result of the merger;

•

stockholders of Celunol will not recognize any gain or loss upon the receipt of solely Diversa common stock for their Celunol common or preferred stock, other than with respect to cash received in lieu of fractional shares of Diversa common stock;

•

stockholders of Celunol who are U.S. persons and are subject to FIRPTA withholding because Celunol does not provide certification that it is not a U.S. real property holding corporation, as described below, and they fail to provide proper certification of their status as a U.S. person, as described below, should consult their tax advisors to determine the U.S. federal income tax consequences of the FIRPTA withholding;

•

the aggregate tax basis of the shares of Diversa common stock received by a Celunol stockholder in the merger (including any shares of Diversa common stock placed in escrow and any fractional share deemed received, as described below) will be equal to the aggregate tax basis of the shares of Celunol common and preferred stock surrendered in exchange therefor, increased by any gain recognized in connection with FIRPTA withholding and decreased by any cash deemed received in connection with FIRPTA withholding;

•

the holding period of the shares of Diversa common stock received by a Celunol stockholder in the merger will include the holding period of the shares of Celunol common and preferred stock surrendered in exchange therefor;

•

generally, cash payments received by Celunol stockholders in lieu of fractional shares of Diversa common stock will be treated as if such fractional shares were issued in the merger and then sold. A stockholder of Celunol who receives a cash payment in lieu of a fractional share will recognize gain or loss equal to the difference, if any, between the stockholder’s basis in the fractional share and the amount of cash received. The gain or loss will be a capital gain or loss and will be long term capital gain or loss if the Celunol common or preferred stock is held by the stockholder as a capital asset at the effective time of the merger and the stockholder’s holding period for his, her, or its Celunol common or preferred stock is more than one year; and

•

no gain or loss will be recognized on the release of shares of Diversa common stock from escrow to former stockholders of Celunol unless the release of the shares is subject to FIRPTA withholding. (See above.) If shares of Diversa common stock are released to Diversa pursuant to the escrow agreement, the tax basis that had been allocated to those shares will be reallocated to the remaining shares of Diversa common stock, if any, held by the former stockholder of Celunol from whose Celunol shares the basis had been allocated when the Diversa common stock was placed in escrow. While the matter is not free from doubt, if the former stockholder of Celunol holds no shares of Diversa common stock at the time escrowed shares of Diversa common stock are released to Diversa, the former stockholder of Celunol should recognize a loss equal to the tax basis that had been allocated to the shares of Diversa common stock released to Diversa.

Celunol stockholders that owned at least one percent (by vote or value) of the total outstanding stock of Celunol are required to attach a statement to their tax returns for the year in which the merger is consummated that contains the information listed in Treasury Regulations Section 1.368-3T(b). Such statement must include the stockholder’s tax basis in the stockholder’s Celunol common and preferred stock and the fair market value of such stock.

For purposes of the above discussion of the bases and holding periods for shares of Celunol common or preferred stock and Diversa common stock, stockholders who acquired different blocks of Celunol common or preferred stock at different times for different prices must calculate their gains and losses and holding periods separately for each identifiable block of such stock exchanged, converted, cancelled, or received in the merger.

The above discussion does not apply to Celunol stockholders who properly perfect appraisal rights. Generally, a Celunol stockholder who perfects appraisal rights with respect to such stockholder’s shares of Celunol common or preferred stock will recognize capital gain or loss equal to the difference between such stockholder’s tax basis in those shares and the amount of cash received in exchange for those shares.

Certain noncorporate Celunol stockholders may be subject to backup withholding, at a rate of 28% for 2007, on cash received pursuant to the merger. Backup withholding will not apply, however, to a Celunol stockholder who (1) furnishes a correct taxpayer identification number and certifies that the Celunol stockholder is not subject to backup withholding on IRS Form W-9 or a substantially similar form, (2) provides a certification of foreign status on an appropriate Form W-8 or successor form, or (3) is otherwise exempt from backup withholding. If a Celunol stockholder does not provide a correct taxpayer identification number on IRS Form W-9 or a substantially similar form, the Celunol stockholder may be subject to penalties imposed by the IRS. Amounts withheld, if any, are generally not an additional tax and may be refunded or credited against the Celunol stockholder’s U.S. federal income tax liability, provided that the Celunol stockholder timely furnishes the required information to the IRS.

FIRPTA WITHHOLDING. Certain Celunol stockholders may be subject to withholding under the Foreign Investment in Real Property Tax Act of 1980, or FIRPTA, at a rate of 10% of the merger consideration received by the stockholder in the merger. FIRPTA withholding will not apply if Celunol timely furnishes Diversa a certification, or the corporate FIRPTA certificate, stating, under penalties of perjury, that Celunol was not a U.S. real property holding corporation during the previous 5 years. In general, a corporation is a U.S. real property holding corporation if the fair market value of the U.S. real property interests held by the corporation on any applicable determination date equals or exceeds 50 percent of the sum of the fair market values of its U.S. real property interests, interests in real property located outside the United States, and certain other assets. It cannot be determined at this time if Celunol can timely deliver the corporate FIRPTA certificate. If prior to closing it is determined that Celunol cannot deliver the corporate FIRPTA certificate, Diversa must withhold at the rate described above with respect to any Celunol stockholder who fails to provide in a timely fashion a certification, or the stockholder FIRPTA certificate, stating, under penalties of perjury, that the stockholder is not a non-U.S. person and containing the stockholder’s name, U.S. taxpayer identification number, and home address (or office address, in the case of an entity). A U.S. person may be subject to FIRPTA withholding as a result of failing to timely deliver to Diversa a stockholder FIRPTA certificate. For a non-U.S. person subject to FIRPTA withholding, the receipt of Diversa common stock in exchange for their Celunol common or preferred stock will be taxable, unless an applicable treaty provides otherwise. A non-U.S. person should consult with his, her or its tax advisor to determine the amount of gain or loss recognized for U.S. federal income tax purposes, the tax consequences of such recognition and the requirements, if any, of filing a U.S. federal income tax return.

THE PRECEDING DISCUSSION IS INTENDED ONLY AS A SUMMARY OF CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER AND DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OR DISCUSSION OF ALL OF THE MERGER’S POTENTIAL TAX EFFECTS. CELUNOL STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING TAX RETURN REPORTING REQUIREMENTS, AND THE APPLICABILITY AND EFFECT OF FEDERAL, STATE, LOCAL, AND OTHER APPLICABLE TAX LAWS.

Appraisal Rights

If the merger is completed, Celunol stockholders are entitled to appraisal rights under Section 262 of the DGCL, or Section 262, provided that they comply with the conditions established by Section 262.

The discussion below is not a complete summary regarding a Celunol stockholder’s appraisal rights under Delaware law and is qualified in its entirety by reference to the text of the relevant provisions of the DGCL, which are attached to this joint proxy statement/prospectus as Annex C. Celunol stockholders intending to exercise appraisal rights should carefully review Annex C. Failure to follow precisely any of the statutory procedures set forth in Annex C may result in a termination or waiver of these rights.

A record holder of shares of Celunol capital stock who makes the demand described below with respect to such shares, who continuously is the record holder of such shares through the effective time of the merger, who otherwise complies with the statutory requirements of Section 262 and who neither votes in favor of the merger nor consents thereto in writing will be entitled to an appraisal by the Delaware Court of Chancery, or the Delaware Court, of the fair value of such stockholder’s shares of Celunol capital stock in lieu of the consideration that such stockholder would otherwise be entitled to receive pursuant to the merger agreement. All references in this summary of appraisal rights to a “stockholder” or “holders of shares of Celunol capital stock” are to the record holder or holders of shares of Celunol capital stock. Except as described herein, stockholders of Celunol will not be entitled to appraisal rights in connection with the merger.

Under Section 262, where a merger is to be submitted for approval at a meeting of stockholders, such as the Celunol special meeting, not fewer than 20 days prior to the meeting, a constituent corporation must notify each of the holders of its stock for whom appraisal rights are available that such appraisal rights are available and include in each such notice a copy of Section 262. This joint proxy statement/prospectus shall constitute such notice to the record holders of Celunol capital stock.

Celunol stockholders who desire to exercise their appraisal rights must satisfy all of the conditions of Section 262. Those conditions include the following:

•

Stockholders electing to exercise appraisal rights must not vote “for” the adoption of the merger agreement. Voting “for” the adoption of the merger agreement will result in the waiver of appraisal rights. Also, because a submitted proxy not marked “against” or “abstain” will be voted “for” the proposal to adopt the merger agreement, the submission of a proxy not marked “against” or “abstain” will result in the waiver of appraisal rights.

•

A written demand for appraisal of shares must be filed with Celunol before the taking of the vote on the merger agreement at the special meeting. The written demand for appraisal should specify the stockholder’s name and mailing address, and that the stockholder is thereby demanding appraisal of such stockholder’s Celunol capital stock. The written demand for appraisal of shares is in addition to and separate from a vote against the merger agreement or an abstention from such vote. That is, failure to return your proxy, voting against, or abstaining from voting on, the merger will not satisfy your obligation to make a written demand for appraisal.

•

A demand for appraisal must be executed by or for the stockholder of record, fully and correctly, as such stockholder’s name appears on the stock certificate. If the shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, this demand must be executed by or for the fiduciary. If the shares are owned by or for more than one person, as in a joint tenancy or tenancy in common, such demand must be executed by or for all joint owners. An authorized agent, including an agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record. However, the agent must identify the record owner and expressly disclose the fact that, in exercising the demand, such agent is acting as agent for the record owner. A person having a beneficial interest in Celunol capital stock held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below in a timely manner to perfect whatever appraisal rights the beneficial owners may have.

•

A stockholder who elects to exercise appraisal rights should mail or deliver his, her or its written demand to Celunol at 55 Cambridge Parkway 8th Floor, Cambridge, Massachusetts 02142, Attention: John A. McCarthy, Jr.

Within 10 days after the effective time of the merger, Celunol must provide notice of the effective time of the merger to all Celunol stockholders who have complied with Section 262 and have not voted in favor of the adoption of the merger agreement.

Within 120 days after the effective time of the merger, either Celunol or any stockholder who has complied with the required conditions of Section 262 may file a petition in the Delaware Court, with a copy served on Celunol in the case of a petition filed by a stockholder, demanding a determination of the fair value of the shares of all stockholders seeking to exercise appraisal rights. There is no present intent on the part of Celunol to file an appraisal petition, and stockholders seeking to exercise appraisal rights should not assume that Celunol will file such a petition or that Celunol will initiate any negotiations with respect to the fair value of such shares. Accordingly, holders of Celunol capital stock who desire to have their shares appraised should initiate any petitions necessary for the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262.

Within 120 days after the effective time of the merger, any stockholder who has satisfied the requirements of Section 262 will be entitled, upon written request, to receive from Celunol a statement setting forth the aggregate number of shares of Celunol common stock and Celunol preferred stock not voting in favor of the adoption of the merger agreement and with respect to which demands for appraisal were received by Celunol and the aggregate number of holders of such shares. Such statement must be mailed within 10 days after the stockholder’s request has been received by Celunol or within 10 days after the expiration of the period for the delivery of demands as described above, whichever is later.

If a petition for an appraisal is timely filed and a copy thereof is served upon Celunol, Celunol will then be obligated, within 20 days after service, to file in the office of the Register in Chancery, a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their shares and with whom agreements as to the value of their shares have not been reached. After notice to stockholders, as required by the Delaware Court, at the hearing on such petition, the Delaware Court will determine which stockholders are entitled to appraisal rights. The Delaware Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings. If any stockholder fails to comply with such direction, the Delaware Court may dismiss the proceedings as to such stockholder. Where proceedings are not dismissed, the Delaware Court will appraise the shares of Celunol capital stock owned by such stockholders, determining the fair value of such shares exclusive of any element of value arising from the accomplishment or expectation of the merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value.

Although the board of directors of Celunol believes that the merger consideration is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court, and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the consideration they would receive pursuant to the merger agreement. Moreover, Celunol does not anticipate offering more than the merger consideration to any stockholder exercising appraisal rights and reserves the right to assert, in any appraisal proceeding, that, for purposes of Section 262, the “fair value” of a share of Celunol capital stock is less than the merger consideration. In determining “fair value,” the Delaware Court is required to take into account all relevant factors. The cost of the appraisal proceeding, which does not include attorneys’ or experts’ fees, may be determined by the Delaware Court and taxed against the dissenting stockholder and/or Celunol as the Delaware Court deems equitable under the circumstances. Each dissenting stockholder is responsible for his or her attorneys’ and expert witness expenses, although, upon application of a dissenting stockholder, the Delaware Court may order that all or a portion of the expenses incurred by any dissenting stockholder in connection with the appraisal proceeding, including without limitation, reasonable attorneys’ fees and the fees and expenses of experts, be charged pro rata against the value of all shares of stock entitled to appraisal.

Any Celunol stockholder who has duly demanded appraisal in compliance with Section 262 will not, after the effective time of the merger, be entitled to vote for any purpose any shares subject to such demand or to receive payment of dividends or other distributions on such shares, except for dividends or distributions payable to stockholders of record at a date prior to the effective time of the merger.

At any time within 60 days after the effective time of the merger, any stockholder will have the right to withdraw his, her or its demand for appraisal and to accept the terms offered in the merger agreement. After this period, a Celunol stockholder may withdraw his, her or its demand for appraisal and receive payment for his, her or its shares as provided in the merger agreement only with the consent of Celunol. If no petition for appraisal is filed with the court within 120 days after the effective time of the merger, stockholders’ rights to appraisal, if available, will cease. Inasmuch as Celunol has no obligation to file such a petition, any Celunol stockholder who desires a petition to be filed is advised to file it on a timely basis. Any Celunol stockholder may withdraw such stockholder’s demand for appraisal by delivering to Celunol a written withdrawal of his, her or its demand for appraisal and acceptance of the merger consideration, except (i) that any such attempt to withdraw made more than 60 days after the effective time of the merger will require written approval of Celunol and (ii) that no appraisal proceeding in the Delaware Court shall be dismissed as to any stockholder without the approval of the Delaware Court, and such approval may be conditioned upon such terms as the Delaware Court deems just.

Failure by any Celunol stockholder to comply fully with the procedures described above and set forth in Annex C to this joint proxy statement/prospectus may result in termination of such stockholder’s appraisal rights. In view of the complexity of exercising appraisal rights under Delaware law, any Celunol stockholder considering exercising these rights should consult with legal counsel.

THE MERGER AGREEMENT

The following is a summary of the material terms of the merger agreement. A copy of the merger agreement is attached as Annex A to this joint proxy statement/prospectus and is incorporated by reference into this joint proxy statement/prospectus. The merger agreement has been attached to this joint proxy statement/prospectus to provide you with information regarding its terms. It is not intended to provide any other factual information about Diversa, Celunol or merger sub. The following description does not purport to be complete and is qualified in its entirety by reference to the merger agreement. You should refer to the full text of the merger agreement for details of the merger and the terms and conditions of the merger agreement.

The merger agreement contains representations and warranties that Diversa and merger sub, on the one hand, and Celunol, on the other hand, have made to one another as of specific dates. These representations and warranties have been made for the benefit of the other parties to the merger agreement and may be intended not as statements of fact but rather as a way of allocating the risk to one of the parties if those statements prove to be incorrect. In addition, the assertions embodied in the representations and warranties are qualified by information in confidential disclosure schedules exchanged by the parties in connection with signing the merger agreement. While Diversa and Celunol do not believe that these disclosure schedules contain information required to be publicly disclosed under the applicable securities laws, other than information that has already been so disclosed, the disclosure schedules do contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the attached merger agreement. Accordingly, you should not rely on the representations and warranties as current characterizations of factual information about Diversa or Celunol because they were made as of specific dates, may be intended merely as a risk allocation mechanism between Diversa and merger sub and Celunol and are modified by the disclosure schedules.

General

Under the merger agreement, merger sub, a wholly owned subsidiary of Diversa formed by Diversa in connection with the merger, will merge with and into Celunol, with Celunol continuing as a wholly owned subsidiary of Diversa.

Closing and Effective Time of the Merger

The closing of the merger will occur on a date agreed upon by Diversa and Celunol not more than three business days after the date on which the last of the conditions provided in the merger agreement is satisfied or waived, or such other time as mutually agreed upon by Diversa and Celunol.

The effective time of the merger will be the date and time of the filing of the certificate of merger with the Delaware Secretary of State, or such other time as mutually agreed upon by Diversa and Celunol and specified in the certificate of merger.

Merger Consideration

At the effective time of the merger, Celunol securityholders will be entitled to receive 15,000,000 shares of Diversa common stock in exchange for all equity securities of Celunol, including Celunol common stock and Celunol preferred stock and shares issuable under Celunol options and warrants that will be assumed by Diversa, which amount of Diversa shares is subject to reduction based on certain specified indebtedness and working capital tests for Celunol at the time of closing of the merger. The shares of Diversa common stock to be issued in the merger will be equal to up to approximately 24% of the outstanding shares of the combined company as of immediately following the consummation of the merger. This percentage assumes that Celunol’s closing debt adjustment amount, determined by reference to specified indebtedness and working capital tests for Celunol described below, at the closing of the merger, is equal to $0. The 15,000,000 shares of Diversa common stock (as adjusted by the closing debt adjustment amount) that Celunol securityholders will be entitled to receive in exchange for all equity securities of Celunol upon the consummation of the merger will be allocated among:

•

Holders of Celunol Series C preferred stock (including conversion of convertible promissory notes issued by Celunol on December 6, 2006 and to be issued to Celunol stockholders before closing of the merger);

•	Holders of Celunol Series A preferred stock;

•	Holders of Celunol common stock (calculated on an as-converted basis, and assuming the conversion of Celunol preferred stock into Celunol common stock); and

•	Holders of Celunol options and warrants.

For a more detailed discussion of the merger consideration Celunol securityholders will be entitled to receive upon the closing of the merger, including certain adjustments related to the merger consideration, see the section entitled “The Merger—Merger Consideration and Adjustment” beginning on page 77 in this joint proxy statement/prospectus.

Assumption of Celunol Stock Options and Warrants

All outstanding options to purchase Celunol common stock and warrants to purchase Celunol common stock or Celunol preferred stock will be assumed by Diversa in the merger in accordance with their terms and will become exercisable for shares of Diversa common stock as discussed in the section entitled “The Merger—Stock Options and Warrants” beginning on page 81 in this joint proxy statement/prospectus.

Directors of Diversa Following the Merger

Effective as of the closing of the merger, the combined company will initially have a nine member board of directors comprised of all of Diversa’s current board of directors, James H. Cavanaugh, Peter Johnson, Fernand Kaufmann, Mark Leschly, Melvin I. Simon, and Cheryl A. Wenzinger and three individuals from Celunol’s current board of directors, Michael Zak, who would be appointed to serve until the 2008 annual meeting of the combined company’s stockholders, Joshua Ruch, who would be appointed to serve until the 2009 annual meeting of the combined company’s stockholders, and Carlos A. Riva, who would be appointed to serve until the 2010 annual meeting of the combined company’s stockholders.

Effective as of the closing of the merger, the board of directors of Diversa will appoint Mr. Riva as Diversa’s Chief Executive Officer.

Conditions to the Completion of the Merger

Each party’s obligation to complete the merger is subject to the satisfaction or waiver by each of the parties, at or prior to the merger, of various conditions, which include the following:

•

the registration statement on Form S-4, of which this joint proxy statement/prospectus is a part, must have become effective in accordance with the Securities Act and must not be subject to any stop order or proceeding, or any proceeding threatened by the Securities and Exchange Commission, seeking a stop order;

•

there must not have been any temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the merger issued by any court of competent jurisdiction or other governmental body that remains in effect, and no law, statute, rule, regulation, ruling or decree shall be in effect which has the effect of making the consummation of the merger illegal;

•

stockholders of Celunol must have adopted the merger agreement, and stockholders of Diversa must have approved the issuance of Diversa common stock to the securityholders of Celunol pursuant to the terms of the merger agreement;

•

any governmental authorization or other consent required to be obtained by any of the parties to the merger agreement under any applicable antitrust or competition law or regulation or other legal requirement must have been obtained and must remain in full force and effect;

•	the existing shares of Diversa common stock must have been continually listed on the NASDAQ Stock Market from the date of the merger agreement to the date of the closing; and

•

any waiting period applicable to the consummation of the merger under the HSR Act or any material applicable foreign antitrust requirements reasonably determined to apply to the merger must have expired or been terminated, and there must not be in effect any voluntary agreement by any of Diversa, Celunol or merger sub and the FTC, the DOJ or any foreign governmental body pursuant to which such party has agreed not to consummate the merger for any period of time.

In addition, each party’s obligation to complete the merger is further subject to the satisfaction or waiver by that party of the following additional conditions:

•

all representations and warranties of the other party in the merger agreement must be true and correct on the closing date of the merger with the same force and effect as if made on the date on which the merger is to be completed or, if such representations and warranties address matters as of a particular date, then as of that particular date, except, in each case or in the aggregate, where the failure of these representations and warranties to be true and correct, disregarding any materiality qualifications, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on the party making the representations and warranties;

•

the other party to the merger agreement must have performed or complied with in all material respects all covenants and obligations required to be performed or complied with by it on or before the closing of the merger; and

•	the other party must have delivered the agreements and documents required under the merger agreement for the closing of the merger.

In addition, the obligations of Diversa and merger sub to complete the merger are further subject to the satisfaction or waiver by Diversa, at or prior to the closing, of each of the following conditions:

•	Celunol must have obtained all required third-party and governmental consents, and such consents must be in full force and effect at the closing of the merger;

•	Diversa must have received an employment agreement in form and substance reasonably satisfactory to Diversa executed by Mr. Riva, provided, however, that in the event that Diversa and Mr. Riva are unable to agree on the terms of an employment agreement, then Mr. Riva has agreed that he will accept the terms of employment as President and Chief Executive Officer of the combined company outlined in a proposed offer letter which, if it became operative, would be effective at the closing of the merger, and Diversa has agreed that if Mr. Riva enters into such proposed offer letter, this condition to closing will be considered satisfied;

•

the lock-up agreements received from the following Celunol securityholders in connection with the execution of the merger agreement must be in full force and effect at the time of consummation of the merger: Carlos A. Riva, John A. McCarthy, Jr., Braemar Energy Ventures LP, Charles River Partnership XII, LP, CRV XII Affiliates Fund, LP, Rho Ventures IV (QP) LP, Rho Ventures IV GmbH & Co. Beteiligungs KG, Rho Ventures IV LP, Rho Management Trust I and Khosla Ventures I, LP;

•

Diversa must have received a written opinion of Cooley Godward Kronish LLP, counsel to Diversa, to the effect that, on the basis of the representations and assumptions set forth or referred to in such opinion, the merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code;

•	Diversa must have received an opinion of Bingham McCutchen LLP, corporate counsel to Celunol, regarding certain corporate and other matters in connection with the merger;

•	Celunol must have completed a rights offering related to a prior bridge financing and the notes issued in such bridge financing must have converted into shares of Celunol’s Series C preferred stock;

•

since the date of the merger agreement, there must not have occurred any event, circumstance or other matter that, considered individually or considered collectively with any other events, circumstances or matters occurring since the date of the merger agreement, has had or would reasonably be expected to have a material adverse effect on Celunol;

•

there must not be any legal proceeding initiated by any governmental body (1) which would reasonably be expected to have a material adverse effect on Celunol; (2) challenging or seeking to restrain or prohibit the consummation of the merger or any of the transactions contemplated by the merger agreement; (3) relating to the merger or seeking to obtain from Diversa or any of its subsidiaries, or Celunol or any of its subsidiaries, any damages or other relief that may be material to Diversa; (4) seeking to prohibit or limit in any material respect Diversa’s ability to vote, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of Celunol or any of its subsidiaries; or (5) which, if adjudicated unfavorably, would materially and adversely affect the right of Diversa or Celunol to own the assets or operate the business of Celunol or any of its subsidiaries;

•

Celunol must have taken all actions and must have received all consents and approvals necessary to increase the authorized shares of Celunol common stock and Series C preferred stock to comply with the provisions of a letter agreement related to a prior bridge financing; and

•

Diversa must have received either a notice to the IRS in accordance with the requirements of Treasury Regulation Section 1.897-2(h) from Celunol in a form and with substance reasonably acceptable to Diversa or certificates of non-foreign status in the applicable form set forth in the Treasury Regulations and containing certain specified information from holders of Celunol common stock and preferred stock representing at least 80% of the outstanding Celunol common stock and preferred stock, as a class and calculated on an as converted basis, immediately prior to the effective time of the merger.

In addition, the obligations of Celunol to complete the merger are further subject to the satisfaction or waiver by Celunol, at or prior to the closing, of each of the following conditions:

•

the lock-up agreements received from the following Diversa securityholders in connection with the execution of the merger agreement must be in full force and effect at the time of consummation of the agreement: Rho Management Trust II, Rho Management Trust III, Rho Management Partners L.P.,

HealthCare Ventures III, L.P., HealthCare Ventures IV, L.P., HealthCare Ventures V, L.P., and HealthCare Ventures VI, L.P.;

•

Celunol must have received the opinion of Bingham McCutchen LLP, counsel to Celunol, to the effect that, on the basis of the representations and assumptions set forth or referred to in such opinion, the merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code;

•

since the date of the merger agreement, there must not have occurred any event, circumstance or other matter that, considered individually or considered collectively with any other events, circumstances or matters occurring since the date of the merger agreement, has had or would reasonably be expected to have a material adverse effect on Diversa; and

•

there must not be any legal proceeding initiated by any governmental body (1) challenging or seeking to restrain or prohibit the consummation of the merger or any of the transactions contemplated by the merger agreement; or (2) seeking to prohibit or limit in any material respect the ability of Celunol’s stockholders receiving merger consideration to vote, receive dividends with respect to or otherwise exercise ownership rights with respect to Diversa common stock.

No Solicitation

Each of Celunol and Diversa agreed that, except as described below, Celunol and Diversa and any of their respective subsidiaries will not, nor will either party or any of its subsidiaries authorize or permit any of the officers, directors, employees, investment bankers, attorneys or accountants or other agents retained by it or any of its subsidiaries to, and it will use its commercially reasonable efforts to cause its and its subsidiaries’ non-officer employees and other agents and its directors and other agents’ affiliates not to, and will not authorize any of them to, directly or indirectly:

•

solicit, initiate, encourage, induce or knowingly facilitate the communication, making, submission or announcement of any “acquisition proposal” or “acquisition inquiry,” both as defined below, or take any action that could reasonably be expected to lead to an acquisition proposal or acquisition inquiry;

•	furnish any information regarding such party to any person in connection with or in response to an acquisition proposal or acquisition inquiry;

•	engage in discussions or negotiations with any person with respect to any acquisition proposal or acquisition inquiry;

•	approve, endorse or recommend any acquisition proposal; or

•	execute or enter into any letter of intent or similar document or any contract contemplating or otherwise relating to any “acquisition transaction,” as defined below.

In addition, before obtaining the applicable Celunol or Diversa stockholder approvals required to consummate the merger, each party may take the actions described under “- Meetings of Stockholders” and may furnish information regarding such party to, and enter into discussions or negotiations with, any third party in response to a “superior offer,” as defined below, that is submitted to such party by such third party if:

•	neither such party nor any representative of such party breached the no solicitation provision of the merger agreement described above in any material respect;

•

the board of directors of such party concludes in good faith after consultation with outside legal counsel, that the failure to take such action could result in a breach of the fiduciary duties of the board of directors of such party under applicable legal requirements;

•

the party gives the other party at least three business days’ prior written notice of the identity of the third party and of that giving party’s intention to furnish information to, or enter into discussions with, such third party before furnishing any such information to, or entering into any discussions with, such third party;

•

the party receives from the third party an executed confidentiality agreement containing provisions at least as favorable to such party as those contained in the confidentiality agreement between Diversa and Celunol; and

•	at least three business days prior to furnishing any non-public information to a third party, that party furnishes the same information to the other party to the extent not previously furnished.

The merger agreement also provides that each party will promptly advise the other both orally and in writing of the status and terms of, and keep the other party fully informed with respect to, any acquisition proposal or any inquiry, indication of interest or request for information that could reasonably be expected to lead to an acquisition proposal or any change or proposed change to that acquisition proposal or inquiry, indication of interest or request for information.

An “acquisition inquiry” means an inquiry, indication of interest or request for information that could reasonably be expected to lead to an acquisition proposal.

An “acquisition proposal” means any offer or proposal contemplating or otherwise relating to any acquisition transaction.

An “acquisition transaction” means the following:

•

any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities (except as provided below), acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction: (1) in which Diversa or Celunol is a constituent corporation; (2) in which any individual, entity, government entity or “group,” as defined under applicable securities laws, directly or indirectly acquires beneficial or record ownership of securities representing more than 15% of the outstanding securities of any class of voting securities of Diversa or Celunol, as the case may be, or any of its subsidiaries; or (3) in which Diversa or Celunol, as the case may be, or any of its subsidiaries issues securities representing more than 15% of the outstanding securities of any class of voting securities of such party or any of its subsidiaries;

•

any sale, lease, exchange, transfer, license, acquisition or disposition of any business or assets that constitute or account for 15% or more of the consolidated net revenues, consolidated net income or consolidated book value of the assets of or fair market value of the assets of Diversa or Celunol, as the case may be, and its subsidiaries, taken as a whole; or

•	any liquidation or dissolution of Diversa or Celunol, as the case may be, or any of their subsidiaries.

Notwithstanding the foregoing, neither of the following shall be deemed an acquisition transaction:

•

any issuance of securities by Diversa or any issuance of securities by Celunol at any time following the termination of the merger agreement that is for strictly capital-raising purposes and other than in connection with any license or partnership agreement, joint venture, collaboration, development agreement or any other such agreement or transaction that involves any transfer of rights to technology or intellectual property or any transfer or sharing of other resources or personnel; or

•

any issuance of securities by Celunol at any time following termination of the merger agreement that meets the criteria described above and that does not result in any individual, entity, governmental entity or “group,” as defined under applicable securities laws, directly or indirectly acquiring beneficial or record ownership of securities representing more than 50% of the outstanding voting securities of Celunol or any of its subsidiaries.

A “superior offer” means an unsolicited bona fide written offer by a third party to enter into (1) a merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction as a result of which either (A) Celunol’s or Diversa’s stockholders, as applicable, prior to such transaction in the aggregate cease to own at least 50% of the voting securities of the entity surviving or resulting from such transaction, or the ultimate parent entity thereof, or (B) in which an individual, entity, government entity or “group,” as defined under applicable securities laws, directly or indirectly acquires beneficial or record ownership of securities representing 50% or more of Celunol’s or Diversa’s, as applicable, capital stock or (2) a sale, lease, exchange, transfer, license, acquisition or disposition of any business or other disposition of at least 50% of the assets of Celunol or Diversa and their subsidiaries, taken as a whole, as applicable, in a single transaction or a series of related transactions that: (x) was not obtained or made as a direct or indirect result of a breach or violation of the merger agreement; and (y) is on terms and conditions that the board of directors of Celunol or Diversa, as applicable, determines, in its good faith judgment, after taking into account such matters that its board of directors deems relevant following consultation with its outside legal counsel and any outside financial advisor (if any):

•	is more favorable to Diversa’s stockholders or Celunol’s stockholders, as applicable, than the terms of the merger; and

•	is reasonably capable of being consummated.

An offer will not be a superior offer if (1) any financing required to consummate the transaction contemplated by such offer is not committed unless the board of directors of Diversa or Celunol, as applicable, determines in good faith, that any required financing is reasonably capable of being obtained by such third party, or (2) the consummation of such transaction is contingent on any such financing being obtained.

Meetings of Stockholders

Diversa is obligated under the merger agreement to call, give notice of and hold a meeting of Diversa stockholders for purposes of considering the issuance of shares of Diversa common stock in connection with the merger.

Celunol is obligated under the merger agreement to call, give notice of and hold a meeting of Celunol stockholders for purposes of considering the approval of the merger agreement.

Each of Celunol and Diversa has agreed in the merger agreement that Celunol’s board of directors will recommend to Celunol’s stockholders that they vote to approve the merger agreement and Diversa’s board of directors will recommend to Diversa’s stockholders that they vote to approve the issuance of shares of Diversa common stock in the merger, as applicable, that this joint proxy statement/prospectus will include statements to that effect, and that their respective board recommendations will not be withdrawn or modified in a manner adverse to the other party. However, before obtaining the applicable Celunol and Diversa stockholder approvals required to consummate the merger, Celunol’s and Diversa’s respective boards of directors may withhold, amend, withdraw or modify their board recommendations in a manner adverse to the other party if the applicable board of directors determines in good faith, based on such matters as it deems relevant following consultation with its outside legal counsel, that the failure to withhold, amend, withdraw or modify such recommendation could result in a breach of its fiduciary duties under applicable legal requirements and the other party has received at least three business days’ prior written notice confirming that the applicable board of directors has determined to change its recommendation. If Celunol’s or Diversa’s board of directors does withhold, amend, withdraw or modify its board recommendation as described above, the applicable board of directors may actively communicate that decision to its stockholders, including the reasons for such decision and including communicating to the stockholders the existence and terms of a superior offer or other acquisition proposal and the applicable board of directors’ recommendation with respect to such superior offer or other acquisition proposal. Each of Celunol’s and Diversa’s obligation to call, give notice and hold a meeting of its stockholders is not limited or otherwise affected by the commencement, disclosure, announcement or submission of any superior offer or other acquisition proposal, or by any withdrawal or modification of the recommendation of its board.

Covenants; Conduct of Business Pending the Merger

Celunol agreed to ensure that it and each of its subsidiaries conducts its business and operations as it relates to Celunol’s development of its pilot plant and demonstration plant and their associated assets and liabilities in a manner consistent in all material respects with Celunol’s business plan and budget for those plants as made available to Diversa prior to execution of the merger agreement, and with respect to the rest of Celunol’s business on a basis that is in all material respects in the ordinary course and in accordance with past practices and is consistent in all material respects with Celunol’s budget. Celunol also agreed to ensure that it and each of its subsidiaries conducts its business and operations in compliance in all material respects with applicable legal requirements and the requirements of all material contracts to which it or any of its subsidiaries is a party, and to take other agreed-upon actions. Celunol also agreed that, subject to certain limited exceptions, without the consent of Diversa, it or its subsidiaries would not, during the period prior to closing of the merger:

•

declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock, or repurchase, redeem, retire, exchange or otherwise acquire any shares of its capital stock or other securities;

•

amend its certificate of incorporation or bylaws, or become a party to any acquisition transaction, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction;

•	form any subsidiary or acquire any equity interest or other material interest in any other entity;

•

lend money to any person, other than pursuant to travel advances made to employees in the ordinary course of business and consistent with past practice, or incur or guarantee any indebtedness for borrowed money, other than incurrences expressly contemplated by the promissory note issued to Diversa in connection with the execution of the merger agreement, as described herein;

•

establish or adopt any employee benefit plan, pay any bonus or make any profit-sharing, incentive compensation or similar payment to, or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors, officers or employees, other than payments or increases previously disclosed to Diversa, or hire any new employee having an annual salary in excess of $50,000;

•

change in any material respect any of its methods of accounting or accounting practices in any respect other than as required by any recent accounting pronouncements from the Securities and Exchange Commission, the Public Company Accounting Oversight Board or the Financial Accounting Standards Board;

•	threaten in writing or commence or settle any legal proceeding, other than against Diversa or any of its affiliates; or

•	agree to take, or commit to take, any of the actions referred to above.

Celunol has also agreed to notify Diversa within two business days of selling, issuing or authorizing the issuance of any capital stock or other security of Celunol, any options or rights to acquire any capital stock or other security of Celunol, other than capital stock of Celunol issued upon the exercise of outstanding preferred stock, options or warrants or options issued under existing Celunol plans as of the date of the merger agreement, or any other instrument convertible into or exchangeable for any capital stock or other security of Celunol. Such notice must include reasonable detail as to the amount and material terms of the securities or options or rights to acquire securities sold, issued or authorized. Celunol is permitted under the merger agreement to make payments for 2006 bonuses for Celunol employees in an amount not to exceed $1,000,000 and to adopt a bonus plan in connection with the consummation of the merger providing for bonuses to Celunol employees in an amount up to $2,200,000.

Diversa agreed to ensure that it and each of its subsidiaries conducts its business and operations on a basis that is in all material respects in the ordinary course and in accordance with past practices and in compliance in all material respects with applicable legal requirements and the requirements of all material contracts to which it or any of its subsidiaries is a party and to take other agreed-upon actions. Diversa also agreed that, subject to certain limited exceptions, without the consent of Celunol, it would not, during the period prior to the closing of the merger:

•	declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock, or repurchase, redeem or otherwise reacquire any securities;

•

amend its certificate of incorporation or bylaws, or become a party to any acquisition transaction, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction;

•

change in any material respect any of its methods of accounting or accounting practices in any respect other than as required by any recent accounting pronouncements from the Securities and Exchange Commission, the Public Company Accounting Oversight Board or the Financial Accounting Standards Board; or

•	agree to take, or commit to take, any of the actions referred to above.

Other Agreements

Each of Celunol and Diversa has agreed to use its commercially reasonable efforts to:

•	file all notices, reports and other documents required to be filed with a governmental entity with respect to the merger;

•	take all actions necessary to complete the merger; and

•	obtain all consents, approvals or waivers required in connection with the transactions contemplated by the merger agreement.

Celunol and Diversa agreed that:

•	each of them will consult and agree with the other about any public statement that either will make concerning the merger, subject to certain exceptions;

•

Diversa will use commercially reasonable efforts to maintain its existing listing on the Nasdaq Stock Market and will file with the Nasdaq Stock Market a Notification Form for Listing of Additional Shares with respect to the shares of its common stock to be issued in the merger promptly following the effective time of the merger;

•

Diversa will ensure that Celunol’s certificate of incorporation and bylaws in effect on the date of the merger agreement are not, for a period of six years from the effective time of the merger, changed in any manner that adversely affects the rights of persons entitled to be indemnified thereunder for acts or omissions occurring prior to the effective time, and will ensure that Celunol performs all of its obligations thereunder following the effective time to the fullest extent permissible by law and under the certificate of incorporation and bylaws;

•

Diversa will pay up to $75,000 to enable Celunol to obtain a six-year “tail” policy for its directors’ and officers’ liability insurance policy as in effect on the date of execution of the merger agreement;

•	In the event that Celunol is unable to deliver to Diversa at closing a notice to the IRS in accordance with the requirements of Treasury Regulation Section 1.897-2(h) in a form and with substance reasonably acceptable to Diversa, Celunol shall use commercially reasonable efforts to cause each holder of Celunol common stock and preferred stock that is not a “foreign person” within the meaning of the applicable Treasury Regulations to deliver to Diversa a certificate of non-foreign status on the applicable form set forth in the applicable Treasury Regulations and containing certain specified information;

•

Celunol will use all proceeds of any borrowings it makes under the promissory note only to fund activities that are consistent in all material respects with its budget as made available to Diversa prior to the execution of the merger agreement and as otherwise permitted as described under “- Covenants; Conduct of Business Pending the Merger” above; and

•

Celunol will use its commercially reasonable efforts to obtain requisite stockholder approval of any payments to be made in connection with closing of the merger that will not be deductible under Section 280G of the Code if the stockholder approval requirements of Section 280G of the Code are not satisfied.

Escrow Arrangements; Indemnification

Pursuant to the merger agreement and an escrow agreement entered into by Diversa and LaSalle Bank National Association, as escrow agent, at the effective time of the merger, 1,500,000 of the 15,000,000 shares of Diversa common stock to be issued to Celunol stockholders pursuant to the merger agreement will be placed in an escrow account. The 1,500,000 shares of Diversa common stock, or the escrow shares, will be placed in the escrow account to satisfy the indemnification obligations of Celunol for breaches of the representations, warranties or covenants of Celunol or any legal proceedings related thereto or the exercise of any appraisal rights by holders of capital stock of Celunol pursuant to the merger agreement.

Diversa and its affiliates and representatives will only be entitled to make claims upon the escrow shares if the damages related to any individual breach of the representations, warranties or covenants of Celunol exceeds $50,000, and only to the extent the total value of such damages which are in excess of $50,000 is greater than $1,000,000, and then only to the extent of the excess of such damages above $1,000,000. Any claims against the escrow shares by Diversa which satisfy the escrow claim procedures described in the merger agreement and exceed the thresholds for reimbursement described above will result in a release of shares of Diversa common stock from the escrow account in an amount determined by dividing (a) the amount of the claims in excess of $1,000,000 by (b) the average of the last reported sales prices (based on regular day trading and excluding any aftermarket trading) of one share of Diversa common stock as quoted on the Nasdaq Stock Market over the 20 consecutive trading days ending one trading day prior to the closing date of the merger. The stockholders of Celunol will have voting rights with respect to their shares of Diversa common stock held in escrow.

The representations and warranties of Celunol contained in the merger agreement will survive for 12 months after the closing date of the merger. At such time, unless Diversa has delivered a claim for indemnification, the escrow agent will release the shares in the escrow account to the Celunol stockholders in accordance with the merger agreement and escrow agreement.

Celunol Stockholders’ Representative

Pursuant to the merger agreement, William Lese will be appointed Celunol stockholders’ representative upon the adoption of the merger agreement and the transactions contemplated thereby by the Celunol stockholders for purposes of the conversion of shares in the merger, escrow and release from escrow of Diversa common stock, indemnification and otherwise under the merger agreement and for purposes of the escrow agreement.

In addition to the escrow account that will initially hold the escrow shares for satisfaction of the indemnification obligations of Celunol for any breaches of its representations, warranties or covenants or any legal proceedings related thereto, there will also be a separate escrow fund established to cover up to $100,000 of costs and expenses of the Celunol stockholders’ representative in connection with actions taken by such representative as appropriate pursuant to the indemnification provisions of the merger agreement. The $100,000 to be held in escrow for such expenses shall be in the form of Diversa common stock and will be a portion of the 15,000,000 shares of Diversa common stock to be issued to Celunol stockholders pursuant to the merger agreement determined by dividing (a) $100,000 by (b) the average of the last reported sales prices (based on regular day trading and excluding any aftermarket trading) of one share of Diversa common stock as quoted on the Nasdaq Stock Market over the 20 consecutive trading days ending one trading day prior to the closing date of the merger. No portion of the escrow account established for purposes of reimbursing the expenses of the Celunol stockholders’ representative will be available to satisfy claims by Diversa resulting from Celunol’s breaches of the representations, warranties or covenants of Celunol or any legal proceedings related thereto described in the merger agreement.

Following the release of all the escrow shares in the escrow account established for purposes of satisfying claims by Diversa resulting from breaches of Celunol’s representations, warranties or covenants or any legal proceedings related thereto under the merger agreement, any shares of Diversa common stock remaining in the escrow account established for purposes of reimbursing the expenses of the Celunol stockholders’ representative will be released to the Celunol stockholders in accordance with the merger agreement and escrow agreement.

Termination

The merger agreement may be terminated at any time before the completion of the merger, whether before or after the required stockholder approvals to complete the merger have been obtained (unless otherwise specified):

•	by mutual written consent duly authorized by the board of directors of Diversa and Celunol;

•

by Diversa or Celunol, if the merger has not been completed by August 15, 2007, but this right to terminate the merger agreement will not be available to any party whose action or failure to act has been a principal cause of the failure of the merger to be completed by such date and such action or failure to act constitutes a breach of the merger agreement;

•

by Diversa or Celunol, if a court of competent jurisdiction or other governmental entity has issued a final and nonappealable order, decree or ruling, or taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the merger;

•

by Diversa or Celunol, if the stockholders of Celunol have not approved the merger agreement at the Celunol special meeting or any adjournment or postponement thereof, provided that Celunol may not terminate the merger agreement pursuant to this provision if such failure to obtain the approval of Celunol’s stockholders was caused by the action or failure to act of Celunol and such action or failure to act constitutes a material breach by Celunol of the merger agreement;

•

by Diversa or Celunol, if the stockholders of Diversa have not approved the issuance of Diversa common stock in connection with the merger at the Diversa annual meeting or any adjournment or postponement thereof, provided that Diversa may not terminate the merger agreement pursuant to this provision if such failure to obtain the approval of Diversa’s stockholders was caused by the action or failure to act of Diversa and such action or failure to act is a material breach of the merger agreement;

•	by Celunol, at any time prior to the approval of the issuance of the shares of Diversa common stock pursuant to the merger, if:

•

Diversa’s board of directors fails to recommend that Diversa’s stockholders vote to approve the merger and the issuance of the shares of Diversa common stock pursuant to the merger or withdraws or modifies its recommendation in a manner adverse to Celunol,

•	Diversa fails to include in this joint proxy statement/prospectus such recommendation to the Diversa stockholders,

•

Diversa fails to hold the Diversa annual meeting within 60 days after the registration statement on Form S-4 of which this joint proxy statement/prospectus is a part is declared effective under the Securities Act, other than to the extent that such registration statement is subject to a stop order or proceeding, or threatened proceeding by the Securities and Exchange Commission, seeking a stop order with respect to such registration statement, in which case such 60-day period shall be tolled for so long as such stop order remains in effect or proceeding or threatened proceeding remains pending,

•	Diversa’s board of directors approves, endorses or recommends any acquisition proposal, as defined under “The Merger Agreement—No Solicitation,”

•

Diversa enters into any letter of intent or similar document or any contract relating to any acquisition proposal, as defined under “The Merger Agreement—No Solicitation,” other than a confidentiality agreement permitted pursuant to the merger agreement, or

•	Diversa or any director, officer or agent of Diversa willfully and intentionally breaches the no solicitation provisions set forth in the merger agreement;

•	by Diversa, at any time prior to the approval of the merger agreement by the stockholders of Celunol, if:

•	Celunol’s board of directors fails to recommend that Celunol’s stockholders vote to approve the merger or withdraws or modifies its recommendation in a manner adverse to Diversa,

•	Celunol fails to include in this joint proxy statement/prospectus such recommendation to the Celunol stockholders,

•

Celunol fails to hold the Celunol special meeting within 60 days after the registration statement on Form S-4 of which this joint proxy statement/prospectus is a part is declared effective under the Securities Act, other than to the extent that such registration statement is subject to a stop order or proceeding, or threatened proceeding by the Securities and Exchange Commission, seeking a stop order with respect to such registration statement, in which case such 60-day period shall be tolled for so long as such stop order remains in effect or proceeding or threatened proceeding remains pending,

•	Celunol’s board of directors approves, endorses or recommends any acquisition proposal, as defined under “The Merger Agreement—No Solicitation,”

•

Celunol enters into any letter of intent or similar document or any contract relating to any acquisition proposal, as defined under “The Merger Agreement—No Solicitation,” other than a confidentiality agreement permitted pursuant to the merger agreement, or

•	Celunol or any director, officer or agent of Celunol willfully and intentionally breaches the no solicitation provisions set forth in the merger agreement; or

•

By Diversa or Celunol, if the other party has breached any of its representations, warranties, covenants or other agreements contained in the merger agreement or if any representation or warranty set forth in the merger agreement has become inaccurate, in either case such that the conditions to the closing of the merger would not be satisfied as of the time of such breach or inaccuracy, provided that if such breach or inaccuracy is curable, then the merger agreement will not terminate pursuant to this provision as a result of a particular breach or inaccuracy until the earlier of the expiration of a 30-day period after delivery of written notice of such breach or inaccuracy and the breaching party ceasing to exercise commercially reasonable efforts to cure such breach.

Termination Fee/Expense Reimbursement

Except as described below, each party to the merger agreement will be responsible for all fees and expenses incurred by such party in connection with the merger agreement and the transactions contemplated by the merger agreement, whether or not the merger is consummated.

Fee or expenses payable by Diversa

Diversa must pay Celunol a non-refundable fee of $6,000,000 if the merger agreement is terminated because Diversa’s stockholders do not approve the issuance of Diversa common stock pursuant to the merger and an acquisition proposal, as defined above under “The Merger Agreement—No Solicitation,” with respect to Diversa was publicly announced, disclosed or otherwise communicated to the board of directors and stockholders of Diversa prior to the Diversa annual meeting and Diversa enters into any agreement for, or consummates, a change of control transaction, as defined below, within six months of the termination of the merger agreement.

Diversa must pay Celunol its expenses incurred in connection with the transactions contemplated by the merger agreement if the merger agreement is terminated because Diversa’s stockholders do not approve the issuance of Diversa common stock pursuant to the merger and an acquisition proposal, as defined above under “The Merger Agreement—No Solicitation,” with respect to Diversa was publicly announced, disclosed or otherwise communicated to the board of directors and stockholders of Diversa prior to the Diversa annual meeting and Diversa, within six months of the termination of the merger agreement, enters into any agreement for, or consummates, an acquisition transaction, as defined above under “The Merger Agreement—No Solicitation,” with any individual or entity or any of their respective affiliates who made the applicable acquisition proposal prior to the Diversa annual meeting.

A “change of control transaction” means (1) a merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction as a result of which either (A) Celunol’s or Diversa’s stockholders, as applicable, prior to such transaction in the aggregate cease to own at least 50% of the voting securities of the entity surviving or resulting from such transaction, or the ultimate parent entity thereof, or (B) in which an individual, entity, government entity or “group,” as defined under applicable securities laws (excluding, in the case of Celunol, any “group” consisting of existing Celunol stockholders as of the date of the merger agreement to the extent that the acquisition of the applicable securities by such “group” is for strictly capital-raising purposes), directly or indirectly acquires beneficial or record ownership of securities representing 50% or more of Celunol’s and Diversa’s, as applicable, capital stock or (2) a sale, lease, exchange, transfer, license, acquisition or disposition of any business or other disposition of at least 50% of the assets of Celunol or Diversa and their subsidiaries, taken as a whole, as applicable, in a single transaction or series of related transactions.

Fee or expenses payable by Celunol

Celunol must pay Diversa a non-refundable fee of $6,000,000 if (1) the merger agreement is terminated because Celunol’s stockholders do not approve the merger agreement and an acquisition proposal, as defined above under “The Merger Agreement—No Solicitation,” with respect to Celunol was publicly announced, disclosed or otherwise communicated to the board of directors and stockholders of Celunol prior to the Celunol special meeting and Celunol enters into any agreement for, or consummates a change of control transaction, as defined above, within six months of the termination of the merger agreement.

Celunol must pay Diversa its expenses incurred in connection with the transactions contemplated by the merger agreement if the merger agreement is terminated because Celunol’s stockholders do not approve the merger and an acquisition proposal, as defined above under “The Merger Agreement—No Solicitation,” with respect to Celunol was publicly announced, disclosed or otherwise communicated to the board of directors and stockholders of Celunol prior to the Celunol special meeting and Celunol, within six months of the termination of the merger agreement, enters into any agreement for, or consummates, an acquisition transaction, as defined above under “The Merger Agreement—No Solicitation,” with any individual or entity or any of their respective affiliates who made an applicable acquisition proposal prior to the Celunol special meeting.

Representations and Warranties

The merger agreement contains customary representations and warranties of Diversa, merger sub and Celunol relating to, among other things:

•	corporate organization and power and similar corporate matters;

•	subsidiaries;

•	capital structure;

•	financial statements;

•	any undisclosed liabilities;

•	any material changes or events;

•	tax matters;

•	intellectual property;

•	compliance with legal requirements;

•	legal proceedings;

•	any brokerage or finder’s fee or other fee or commission in connection with the merger;

•	employee benefits and related matters;

•	environmental matters;

•	governmental authorizations and regulatory compliance;

•	the validity of material contracts to which the parties or their subsidiaries are a party and any violation, default or breach to such contracts;

•	authority to enter into the merger agreement and the related agreements;

•	any conflicts or violations of each party’s agreements as a result of the merger or the merger agreement;

•	consents and notices required in connection with the merger;

•	approval by the board of directors;

•	votes required for completion of the merger and approval of the proposals that will come before each of the Diversa stockholder meeting and the Celunol stockholder meeting; and

•	the inapplicability to the merger of any anti-takeover provisions in Diversa’s or Celunol’s respective certificate of incorporation and bylaws and other constitutive documents.

In addition, the merger agreement contains representations and warranties of Celunol relating to, among other things:

•	title to assets;

•	bank accounts and receivables;

•	equipment and leaseholds;

•	any liens and encumbrances;

•	insurance matters; and

•	related party transactions.

In addition, the merger agreement contains representations and warranties of Diversa and merger sub relating to, among other things:

•	documents filed with the Securities and Exchange Commission and the accuracy of information contained in those documents;

•	disclosure controls and procedures and related matters;

•	the amendment of the Diversa stockholder rights agreement; and

•	the valid issuance in the merger of the Diversa common stock to the Celunol securityholders.

The representations and warranties are, in many respects, qualified by materiality and knowledge, and, in the case of Diversa’s representations and warranties, will not survive the merger, but their accuracy forms the basis of one of the conditions to the obligations of Celunol and Diversa to complete the merger.

Amendment

The merger agreement may not be amended, modified, altered or supplemented other than by means of a written instrument duly executed and delivered on behalf of all of the parties to the merger agreement.

AGREEMENTS RELATED TO THE MERGER

Voting Agreements

In order to induce Celunol to enter into the merger agreement, each of the directors of Diversa, and Edward T. Shonsey, Anthony E. Altig, William H. Baum, Patrick Simms, Rho Management Trust II, Rho Management Trust III, Rho Management Partners L.P., HealthCare Ventures III, L.P., HealthCare Ventures IV, L.P., HealthCare Ventures V, L.P., and HealthCare Ventures VI, L.P. entered into a voting agreement and an irrevocable proxy with Celunol pursuant to which, among other things, each of these stockholders agreed, solely in his, her or its capacity as a stockholder, to vote all of such stockholder’s shares of Diversa common stock in favor of the issuance of the shares of Diversa common stock pursuant to the merger and any action required to consummate the merger, against any action or agreement that would result in a breach of the merger agreement by Diversa and against any extraordinary corporate transaction by Diversa or any Diversa subsidiary, any transfer of a material amount of assets of Diversa or any Diversa subsidiary, any reorganization, recapitalization, dissolution or liquidation of Diversa or any Diversa subsidiary, any change in a majority of the board of directors of Diversa, any amendment to the certificate of incorporation or bylaws of Diversa, any material change in the capitalization or corporate structure of Diversa, and any other action which is intended, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the merger or any of the other transactions contemplated by the merger agreement. These Diversa stockholders also granted Celunol an irrevocable proxy to their respective shares in accordance with the voting agreement. These Diversa stockholders may vote their shares of Diversa common stock on all other matters not referred to in such proxy.

As of March 1, 2007, the stockholders of Diversa that entered into a voting agreement collectively owned 9,018,854 shares of common stock of Diversa representing approximately 18.6% of the outstanding common stock of Diversa. All of these stockholders are executive officers, directors, or major stockholders of Diversa, or entities affiliated with such persons.

Under the voting agreement executed by Diversa stockholders, subject to certain exceptions, such stockholders also have agreed not to sell or transfer the Diversa common stock held by them until the earlier of the termination of the merger agreement or consummation of the merger. To the extent that any such sale or transfer is permitted pursuant to the exceptions included in the voting agreement, each person to which any shares of capital stock are so sold or transferred must agree in writing to be bound by the terms and provisions of the voting agreement, except that Edward T. Shonsey, Anthony E. Altig, William H. Baum and Patrick Simms are permitted to transfer the Diversa common stock they own without restriction pursuant to a plan adopted pursuant to Rule 10b5-1 under the Exchange Act.

In order to induce Diversa to enter into the merger agreement, Carlos A. Riva, each of the other directors of Celunol, John A. McCarthy, Jr., Braemar Energy Ventures LP, Charles River Partnership XII, LP, CRV XII Affiliates Fund, LP, Rho Ventures IV (QP) LP, Rho Ventures IV GmbH & Co. Beteiligungs KG, Rho Ventures IV LP, Rho Management Trust I and Khosla Ventures I, LP, entered into a voting agreement and an irrevocable proxy with Diversa pursuant to which, among other things, each of these stockholders agreed, solely in his, her or its capacity as a stockholder, to vote (a) up to an aggregate 35% of the voting power represented by Celunol common stock and Celunol preferred stock, voting together as a single class, and (b) up to an aggregate 35% of the voting power represented by Celunol’s outstanding Series A preferred stock and Series C preferred stock, voting together as a single class, in each case in favor of the adoption of the merger agreement and any action required to consummate the merger, against any action or agreement that would result in a breach of the merger agreement by Celunol, and against any extraordinary corporate transaction by Celunol or any Celunol subsidiary, any transfer of a material amount of assets of Celunol or any Celunol subsidiary, any reorganization, recapitalization, dissolution or liquidation of Celunol or any Celunol subsidiary, any change in a majority of the board of directors of Celunol, any amendment to the certificate of incorporation or bylaws of Celunol (except for any amendment to increase the authorized capital stock), any material change in the capitalization or corporate structure of Celunol, and any other action which is intended, or could reasonably be expected to impede, interfere with, delay, postpone, discourage or adversely affect the merger or any of the other transactions contemplated by the merger agreement. These Celunol stockholders also granted Diversa an irrevocable proxy to their respective shares in accordance with the voting agreement. These Celunol stockholders may vote their shares of Celunol capital stock on all other matters not referred to in such proxy.

As of March 1, 2007, the stockholders of Celunol that entered into the voting agreement collectively owned 4,403,730 shares of common stock of Celunol and 25,390,531 shares of preferred stock of Celunol, representing approximately 78.3% of the outstanding common stock of Celunol and approximately 80.7% of the outstanding preferred stock of Celunol. All of these stockholders are executive officers, directors, or major stockholders of Celunol, or entities affiliated with such persons.

Under the voting agreement executed by Celunol stockholders, subject to certain exceptions, such stockholders also have agreed not to sell or transfer the Celunol capital stock, options and warrants to purchase Celunol capital stock or notes convertible into shares of Celunol’s Series C Preferred Stock respectively held by them until the earlier of the termination of the merger agreement or consummation of the merger. To the extent that any such sale or transfer is permitted pursuant to the exceptions included in the voting agreement, each person to which any shares of capital stock are so sold or transferred must agree in writing to be bound by the terms and provisions of the voting agreement.

Lock-up Agreements

Concurrent with the execution of the merger agreement, each of Carlos A. Riva, John A. McCarthy, Jr., Braemar Energy Ventures LP, Charles River Partnership XII, LP, CRV XII Affiliates Fund, LP, Rho Ventures IV (QP) LP, Rho Ventures IV GmbH & Co. Beteiligungs KG, Rho Ventures IV LP, Rho Management Trust I, Khosla Ventures I, LP have executed lock-up agreements with Diversa, pursuant to which such holders have agreed not to sell, assign or otherwise transfer any of the shares of Diversa common stock received by each such holder following the closing of the merger, subject to certain permitted exceptions, during the period starting on the closing date of the merger and ending on the earlier of 180 days following the closing of the merger or December 1, 2007. Similarly, concurrent with the execution of the merger agreement, Rho Management Trust II, Rho Management Trust III, Rho Management Partners L.P., HealthCare Ventures III, L.P., HealthCare Ventures IV, L.P., HealthCare Ventures V, L.P., and HealthCare Ventures VI, L.P. have executed lock-up agreements with Diversa, pursuant to which such holders have agreed not to sell, assign or otherwise transfer the shares of Diversa stock owned by each such holder at the time of the closing of the merger, subject to certain permitted exceptions, during the period starting on the closing date of the merger and ending on the earlier of 180 days following the closing of the merger or December 1, 2007.

As of March 1, 2007, the stockholders of Celunol that entered into lock-up agreements collectively owned 3,603,730 shares of common stock of Celunol and 23,900,548 shares of preferred stock of Celunol, representing approximately 64.1% of the outstanding common stock of Celunol and approximately 75.9% of the outstanding preferred stock of Celunol. All of these stockholders are executive officers, directors, or major stockholders of Celunol, or entities affiliated with such persons.

As of March 1, 2007, the stockholders of Diversa that entered into lock-up agreements collectively owned 8,205,309 shares of common stock of Diversa representing approximately 17.0% of the outstanding common stock of Diversa. All of these stockholders are entities affiliated with directors of Diversa.

Promissory Note

In accordance with the terms of the merger agreement, on February 12, 2007, Celunol issued to Diversa an unsecured promissory note pursuant to which Diversa has agreed to lend Celunol up to $20,000,000. Any principal outstanding under the promissory note accrues interest at 9% per annum. The promissory note permits Celunol to draw down one-third of the aggregate $20,000,000 available under the note during each of the following three periods: on or before March 10, 2007; between March 10, 2007 and April 20, 2007; and after April 20, 2007; and any amounts not borrowed in any one period will be made available for borrowing in subsequent periods. Under the terms of the promissory note, to the extent that Celunol has borrowed the full $20,000,000 under the note and desires to borrow additional funds, Diversa has a right of first refusal to be the lender for any such additional borrowings. To the extent that Diversa does not exercise its right of first refusal, Diversa has agreed to be subordinated to any loans with third parties that Celunol subsequently receives. In addition, if the merger agreement terminates, any amounts borrowed under the promissory note will be fully subordinated to any other indebtedness for borrowed money that Celunol may incur following such termination. The promissory note includes provisions for acceleration of the outstanding principal and interest under such note in the event that, among other things, a termination fee becomes payable by Celunol to Diversa pursuant to the merger agreement. In addition, in the event that the merger does not close and the merger agreement has been terminated and Celunol completes an equity financing with total proceeds to Celunol of at least $25,000,000, not including the conversion of the promissory note or other debt, in connection with such financing, then 50% of amounts owed under the note shall automatically convert into the equity securities issued by Celunol in the financing.

Carlos A. Riva Employment Letter Agreement

Pursuant to the terms of a letter agreement between Diversa and Mr. Riva executed concurrently with the execution of the merger agreement, Diversa and Mr. Riva have agreed to negotiate expeditiously and in good faith the terms of an employment agreement between Mr. Riva and Diversa. If, notwithstanding such efforts, Mr. Riva and Diversa are unable to agree on the terms of an employment agreement, then Mr. Riva has agreed to accept the terms of employment as President and Chief Executive Officer of the combined company outlined in a proposed employment agreement which, if it becomes operative, would be entered into in connection with the closing of the merger. Diversa has agreed that if Mr. Riva enters into the proposed employment agreement, the condition to closing in the merger agreement related to Mr. Riva’s execution of an employment agreement with Diversa would be satisfied.

Under the terms of the proposed employment agreement, Mr. Riva’s monthly base salary is $38,333.34, and he is eligible for an annual incentive bonus, based upon the achievement of milestones to be set by Diversa’s board of directors, of up to a maximum of 60% of his base salary earned during such period. Mr. Riva will also be entitled to receive all benefits made available by Diversa to other executive officers and, upon approval by the Diversa board of directors, Mr. Riva will receive an option to purchase up to 1,000,000 shares of Diversa common stock vesting over four years in equal quarterly installments beginning on the last day of the quarter following the 15 month anniversary of the closing of the merger.

The proposed employment agreement provides that Mr. Riva’s employment with Diversa may be terminated by Diversa for cause, in the event of Mr. Riva’s death or disability, or without “cause,” in which case Mr. Riva is entitled to 12 months of severance pay, stock and/or option accelerated vesting benefits, and other ancillary benefits. The proposed employment agreement provides that Mr. Riva may terminate his employment with Diversa for “good reason,” provided that Mr. Riva notifies Diversa of such “good reason” giving rise to the potential termination of his employment with Diversa, and Diversa fails to correct the behavior giving rise to such potential termination. Mr. Riva may also terminate his employment with Diversa for other than “good reason,” provided that Mr. Riva provides 90 days notice of such intention to terminate, and Mr. Riva pays any accrued obligations.

MATTERS BEING SUBMITTED TO A VOTE OF DIVERSA STOCKHOLDERS

Diversa Proposal No. 1: Approval of the Issuance of Common Stock Pursuant to the Merger

At the Diversa annual meeting, Diversa stockholders will be asked to approve the issuance of Diversa common stock pursuant to the merger agreement. The number of shares of Diversa common stock that Celunol securityholders will be entitled to receive pursuant to the merger are expected to represent approximately 24% of the outstanding shares of the combined company immediately following the consummation of the merger.

This percentage assumes:

•	the exercise of all outstanding Celunol options and warrants; and

•

the sum of Celunol’s indebtedness for borrowed money incurred on or before May 31, 2007 and its working capital (excluding transaction costs and accrued dividends on Celunol preferred stock) that is less than negative $1,500,000 at the time of closing is not in excess of $20,000,000, giving effect to any such excess negative working capital as a positive number for purposes of making the calculation.

To the extent that the sum of Celunol’s indebtedness for borrowed money incurred on or before May 31, 2007 and negative working capital that is less than $1,500,000 at the time of closing is in excess of $20,000,000 as described above, the number of shares issuable by Diversa in connection with the merger will be reduced by an amount equal to such excess divided by $10, the value attributed to Diversa shares for purposes of this calculation.

The terms of, reasons for and other aspects of the merger agreement, the merger and the issuance of Diversa common stock pursuant to the merger agreement are described in detail in the other sections in this joint proxy statement/prospectus.

The affirmative vote of the majority of stockholders having voting power present in person or represented by proxy at the Diversa annual meeting will be required for approval of Diversa Proposal No. 1.

THE DIVERSA BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT DIVERSA’S STOCKHOLDERS VOTE “FOR” DIVERSA PROPOSAL NO. 1 TO APPROVE THE ISSUANCE OF DIVERSA COMMON STOCK PURSUANT TO THE MERGER AGREEMENT.

Diversa Proposal No. 2: Election of Directors

Diversa’s certificate of incorporation and bylaws provide that the board of directors shall be divided into three classes, each class consisting, as nearly as possible, of one-third of the total number of directors, with each class having a three-year term. Vacancies on the board of directors may be filled only by persons elected by a majority of the remaining directors. A director elected by the board of directors to fill a vacancy (including a vacancy created by an increase in the number of directors) shall serve for the remainder of the full term of the class of directors in which the vacancy occurred and until such director’s successor is elected and qualified.

Diversa’s board of directors is presently composed of six members. There are two directors in the class whose term of office expires in 2007, Dr. Fernand Kaufmann and Mr. Mark Leschly. Both Dr. Kaufmann and Mr. Leschly are currently directors of Diversa who were previously elected by the stockholders. If elected at the Diversa annual meeting, Dr. Kaufmann and Mr. Leschly would each serve until Diversa’s 2010 annual meeting of stockholders and until his successor is elected and has qualified, or until his earlier death, resignation, or removal. Proxies may only be voted for the number of nominees named below, and may not be voted for a greater number of persons. It is Diversa’s policy to invite, but not require, the members of the board of directors to attend Diversa’s annual meetings of stockholders. All six members of the board of directors attended Diversa’s 2006 annual meeting of stockholders.

Directors are elected by a plurality of the votes present in person or represented by proxy and entitled to vote at the meeting. Shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of the nominee named below. In the event that the nominee should be unavailable for election as a result of an unexpected occurrence, such shares will be voted for the election of such substitute nominee as management may propose. Each person nominated for election has agreed to serve if elected, and management has no reason to believe that any nominee will be unable to serve.

Nominees for Election for a Three-Year Term Expiring at Diversa’s 2010 Annual Meeting

Dr. Fernand Kaufmann, 63, has been a director of Diversa since 2004. Dr. Kaufmann retired from The Dow Chemical Company, a public chemical manufacturing company, in 2001. During his over 30-year career at Dow, Dr. Kaufmann served in a number of senior executive capacities, including Group Vice-President for New Businesses and as a member of Dow’s management executive committee. Dr. Kaufmann currently serves as chief executive officer and chairman of the board of HPL SA, a Swiss technology start-up company in the field of novel lithium-ion battery technology. Dr. Kaufmann received a Ph.D. in polymer chemistry from the University of Strasbourg in France in 1969.

Mr. Mark Leschly, 37, has been a director of Diversa since 1999. Mr. Leschly is a Managing Partner of Rho Capital Partners, Inc., an investment and venture capital management company, a position he has held since 1999. From 1994 to 1999, Mr. Leschly was an associate and then a general partner of HealthCare Ventures LLC, a health care venture capital management company. Prior to joining HealthCare Ventures, Mr. Leschly served as a consultant for McKinsey & Company, a management consulting company. Mr. Leschly also serves as a director for Tercica, Inc. and NitroMed, Inc. and is chairman of the board of directors of Senomyx, Inc. Mr. Leschly holds a B.A. degree from Harvard University and an M.B.A. from the Stanford Graduate School of Business.

THE DIVERSA BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT DIVERSA’S STOCKHOLDERS VOTE “FOR” EACH OF THE NAMED DIRECTOR NOMINEES.

Directors Continuing in Office until Diversa’s 2008 Annual Meeting

Mr. Peter Johnson, 60, has been a director of Diversa since 1999. Mr. Johnson was a founder of Agouron Pharmaceuticals, Inc. and served as its president and chief executive officer from its inception in 1984 until 2000. Mr. Johnson currently serves as a director of a nonprofit organization. Mr. Johnson received a B.A. and an M.A. from the University of California.

Ms. Cheryl Wenzinger, 57, has been a director of Diversa since 2004 and serves as the chair of Diversa’s audit committee and as the audit committee’s financial expert. In her most recent position as audit partner at Deloitte & Touche from 1984 to 2000, Ms. Wenzinger served many private and public companies, with a focus on health care providers and insurers, manufacturing, and agribusiness. She currently serves on the Board of Trustees for Delta Dental Plan of Colorado, where she chairs the audit committee. In addition, Ms. Wenzinger served as a director and chair of the audit committee for Vicuron Pharmaceuticals, a public biopharmaceutical company, from October 2004 until its acquisition by Pfizer in September 2005. Ms. Wenzinger received a B.S. in Accounting from the University of Northern Colorado and is a Certified Public Accountant.

Directors Continuing in Office until Diversa’s 2009 Annual Meeting

Dr. James H. Cavanaugh, 69, has been a director of Diversa since 1992 and Diversa’s Chairman since 1998. Since 1988, Dr. Cavanaugh has served as a general partner of HealthCare Ventures LLC, a venture capital management company. Dr. Cavanaugh was formerly president of SmithKline & French Laboratories—U.S., the pharmaceutical division of SmithKline Beckman Corporation. Previously, he was president of SmithKline Beckman’s clinical laboratory business and, before that, president of Allergan International, a pharmaceutical company. Prior to his industry experience, Dr. Cavanaugh served as staff assistant to the President for Health Affairs and then deputy director of the Domestic Council. Under President Ford, he was appointed deputy assistant to the President for Domestic Affairs and deputy chief of the White House staff. Dr. Cavanaugh is the non-executive chairman of Shire Pharmaceuticals Group plc., a specialty pharmaceutical company, and serves as a director on the boards of MedImmune, Inc. and Advancis Pharmaceuticals Corp., both biopharmaceutical companies.

Dr. Melvin I. Simon, 69, has been a director of Diversa since 1994. Dr. Simon was chairman and has been a professor in the Division of Biology at the California Institute of Technology since 1982, where he is currently the Anne P. and Benjamin F. Biaggini Professor of Biological Sciences. From 1965 to 1982, Dr. Simon was a professor at the University of California, San Diego. He received a B.S. from the City College of New York and a Ph.D. from Brandeis University.

Information Regarding the Diversa Board of Directors and Corporate Governance

Independence of the Board of Directors

As required under the listing standards of the NASDAQ Stock Market, a majority of the members of a listed company’s board of directors must qualify as “independent,” as affirmatively determined by the board of directors. After review of all relevant transactions or relationships between each director, or any of his or her family members, and Diversa, its senior management and its independent registered public accountants, the Diversa board of directors affirmatively has determined that all of Diversa’s directors are independent directors within the meaning of the applicable NASDAQ Stock Market listing standards, except for Dr. Simon, who served as Diversa’s Resident Scientific Advisor on a part-time basis until December 31, 2004.

Meetings of the Board of Directors

The Diversa board of directors met nine times during the last fiscal year. Each board member attended 75% or more of the aggregate of the meetings of the board and of the committees on which he or she served, held during the period for which he or she was a director or committee member.

As required under applicable NASDAQ Stock Market listing standards, in fiscal 2006, Diversa’s independent directors met eight times in executive sessions at which only independent directors were present.

Information Regarding Committees of Diversa’s Board of Directors

Diversa’s board has three committees: an audit committee, a compensation committee, and a nominating and corporate governance committee. The following table provides membership and meeting information for fiscal 2006 for each of the board committees:

Name	Audit		Compensation		Governance and Nominating
Dr. James H. Cavanaugh			X		X
Mr. Peter Johnson			X	*	X
Dr. Fernand Kaufmann	X		X
Mr. Mark Leschly	X				X	*
Dr. Melvin I. Simon
Ms. Cheryl A. Wenzinger	X	*
Total meetings in fiscal 2006	6		3		4

*	Committee Chairperson

Below is a description of each committee referred to above. The Diversa board of directors has determined that each member of each of these committees meets the applicable rules and regulations regarding “independence” and that each member is free of any relationship that would interfere with his or her individual exercise of independent judgment with regard to Diversa. The charters for each of these committees may currently be accessed on Diversa’s website at www.diversa.com. Information contained in or accessible through Diversa’s website does not constitute a part of this joint proxy statement/prospectus.

Audit Committee

The audit committee’s primary responsibility is to monitor and evaluate management’s financial reporting process and the accounting policies on which it is based, together with the independent registered public accountants’ review thereof, to assure that (1) the outcome portrays Diversa’s financial condition and the financial effects of Diversa’s activities in a full, fair, accurate, timely, and understandable manner and (2) that the systems of internal and disclosure controls are effective. In carrying out this responsibility, the audit committee meets with Diversa’s independent registered public accountants on a regular basis to discuss the quarterly financial statements and to review the results of the annual audit and discuss the annual financial statements; appoints the independent registered public accountants; oversees the independence of the independent registered public accountants; evaluates the performance of the independent registered public accountants; and receives and considers the comments of the independent registered public accountants as to controls, adequacy of staff and management performance, and procedures in connection with audit and financial controls. The audit committee is composed of three directors, Ms. Wenzinger, Dr. Kaufmann, and Mr. Leschly, with Ms. Wenzinger serving as the chairman of the committee. The audit committee met six times during 2006, including telephonic meetings.

Diversa’s board of directors annually reviews the NASDAQ Stock Market listing standards definition of independence for audit committee members and has determined that all members of the audit committee are independent, as independence is currently defined in Rule 4350(d)(2)(A)(i) and (ii) of such listing standards. The board of directors has determined that Ms. Wenzinger qualifies as an “audit committee financial expert,” as defined in applicable Securities and Exchange Commission rules. Diversa’s board of directors made a qualitative assessment of Ms. Wenzinger’s level of knowledge and experience based on a number of factors, including her formal education, professional certification, and experience as an audit partner of a public accounting firm.

Report of the Audit Committee of the Board of Directors(1)

The audit committee has reviewed and discussed the audited financial statements for the fiscal year ended December 31, 2006 with management of Diversa. The audit committee has discussed with Ernst & Young LLP the matters required to be discussed by the Statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1. AU section 380), as adopted by the Public Company Accounting Oversight Board, which is referred to in this joint proxy statement/prospectus as the PCAOB, in Rule 3200T. The audit committee has also received the written disclosures and the letter from Ernst & Young LLP required by the Independence Standards Board Standard No. 1, (Independence Discussions with audit committees), as adopted by the PCAOB in Rule 3600T and has discussed with Ernst & Young LLP their independence. Based on the foregoing, the audit committee has recommended to the board of directors that the audited financial statements be included in Diversa’s Annual Report in Form 10-K for the fiscal year ended December 31, 2006.

Audit Committee

Ms. Cheryl Wenzinger (Committee Chair)

Dr. Fernand Kaufmann

Mr. Mark Leschly

(1)	The material in this report is not “soliciting material,” is not deemed “filed” with the Securities and Exchange Commission, and is not to be incorporated by reference into any filing of Diversa under the Securities Act or the Exchange Act.

Compensation Committee

Diversa’s compensation committee reviews and approves salaries and incentive compensation to officers and employees, awards stock options to employees and consultants under Diversa’s stock option plans, and otherwise determines compensation levels and performs such other functions regarding compensation as the board of directors may delegate. The compensation committee is composed currently of three directors: Mr. Johnson and Drs. Cavanaugh and Kaufmann, with Mr. Johnson serving as the chairman of the committee. All members of the compensation committee are independent, as independence is currently defined in Rule 4200(a)(15) of the NASDAQ Stock Market listing standards. The compensation committee met three times during 2006.

The specific determinations of the compensation committee with respect to executive compensation for 2007 are described in greater detail in the section entitled “Compensation Discussion and Analysis” beginning on page 146 in this joint proxy statement/prospectus.

Compensation Committee Interlocks and Insider Participation

None of the members of Diversa’s compensation committee is an employee or officer of Diversa. None of Diversa’s executive officers serves as a member of the board of directors or compensation committee of any other entity that has one or more executive officers serving on Diversa’s board of directors or compensation committee.

Governance and Nominating Committee

The governance and nominating committee evaluates Diversa’s corporate governance functions on behalf of the board of directors, including procedures for compliance with applicable legal, ethical, and regulatory requirements that affect corporate governance, makes recommendations to the board of directors regarding governance issues, identifies, reviews, and evaluates candidates to serve as directors of Diversa, serves as a focal point for communication between such candidates, the board of directors, and Diversa’s management, and recommends such candidates to the board of directors. The governance and nominating committee’s primary responsibilities include assessment of the board of directors, conflicts of interest assessment, corporate governance guidelines, procedures for information dissemination, and director nominations, board of directors committee nominations, and recommendations regarding director changes of position. The governance and nominating committee is composed currently of three directors; Messrs. Cavanaugh, Johnson and Leschly, with Mr. Leschly serving as the chairman of the committee. All members of the governance and nominating committee are independent, as independence is currently defined in Rule 4200(a)(15) of the NASDAQ Stock Market listing standards. The governance and nominating committee met four times during 2006.

The governance and nominating committee believes that candidates for director should possess certain minimum qualifications, including high personal integrity and ethics and the ability to understand basic financial statements. The governance and nominating committee also considers factors such as relevant expertise upon which to be able to offer advice and guidance to management, sufficient time to devote to the affairs of Diversa, demonstrated excellence in his or her field, experience in the markets Diversa serves, and the ability to exercise sound business judgment. However, the governance and nominating committee retains the right to modify these factors from time to time. Candidates for director are reviewed in the context of the current composition of the board of directors, the operating requirements of Diversa, and the long-term interests of stockholders. In conducting this assessment, the governance and nominating committee considers the current needs of the board of directors and Diversa, and seeks to maintain a balance of knowledge, experience and capability, and to avoid potential conflicts of interest. In the case of new director candidates, the governance and nominating committee also determines whether a particular candidate must be independent for NASDAQ Stock Market purposes, which determination is based upon applicable NASDAQ Stock Market listing standards and applicable Securities and Exchange Commission rules and regulations. In the case of incumbent directors whose terms of office are set to expire, the governance and nominating committee reviews such directors’ overall service to Diversa during their term, including the number of meetings attended, level of participation, quality of performance, and any other relationships and transactions that might impair such directors’ independence.

At this time, the governance and nominating committee does not consider director candidates recommended by stockholders. The governance and nominating committee believes that it is in the best position to identify, review, evaluate, and select qualified director candidates based upon its comprehensive criteria for board of directors membership. The governance and nominating committee uses its network of contacts to compile a list of potential director candidates, but it may also engage, if it deems appropriate, a professional search firm. The governance and nominating committee conducts any appropriate and necessary inquiries into the backgrounds and qualifications of possible candidates after considering the function and needs of the board.

Stockholder Communications with Diversa’s Board of Directors

Stockholders and other parties interested in communicating directly with the non-management directors of Diversa as a group may do so by writing to the Secretary of Diversa Corporation, 4955 Directors Place, San Diego, California 92121. Any communication must state the number of shares owned by the security holder making the communication. Effective September 21, 2004, the Governance and Nominating Committee of Diversa’s board of directors approved a process for handling letters received by Diversa and addressed to non-management members of Diversa’s board of directors. Under that process, the Secretary of Diversa reviews all such correspondence and regularly forwards to Diversa’s board of directors a summary of all such correspondence and copies of all correspondence that, in the opinion of the Secretary, deals with the functions of Diversa’s board of directors or committees thereof or that the Secretary otherwise determines requires their attention. If the Secretary determines that the communication is unduly hostile, threatening, or similarly inappropriate, the Secretary shall discard the communication. Directors may at any time review a log of all correspondence received by Diversa that is addressed to members of the board of directors and request copies of any such correspondence. Concerns relating to accounting, internal controls, or auditing matters are immediately brought to the attention of Diversa’s accounting department and handled in accordance with procedures established by the audit committee with respect to such matters.

Code of Ethics

Diversa has adopted the Diversa Corporation Code of Business Conduct and Ethics, or Code of Conduct, that applies to all officers, directors and employees. The Code of Conduct is available on Diversa’s website at http://www.diversa.com/Pages/AboutUs/AboutUsCorpGov.html. If Diversa makes any substantive amendments to the Code of Conduct or grants any waiver from its provisions to any executive officer or director, Diversa will promptly disclose the nature of the amendment or waiver on its website.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires Diversa’s directors and executive officers, and persons who own more than 10% of a registered class of Diversa’s equity securities, to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of common stock and other equity securities of Diversa. Officers, directors and greater than 10% stockholders are required by Securities and Exchange Commission regulation to furnish Diversa with copies of all Section 16(a) forms they file.

To Diversa’s knowledge, based solely on a review of the copies of such reports furnished to Diversa and written representations that no other reports were required, during the fiscal year ended December 31, 2006, all Section 16(a) filing requirements applicable to its officers, directors and greater than 10% beneficial owners were complied with.

Non-Employee Director Compensation

The following table shows for the fiscal year ended December 31, 2006 certain information with respect to the compensation of all non-employee directors of Diversa:

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation ($)	Total ($)
Dr. James Cavanaugh, Chairman of the Board, Diversa Corporation President, Healthcare Ventures LLC	45,500	—	161,818	—	—	—	207,318

Peter Johnson, Former CEO of Agouron Pharmaceuticals, Inc.	45,500	—	115,584	—	—	—	161,084

Dr. Fernand Kaufmann, Ph.D., Former Senior Executive, The Dow Chemical Corporation	48,500	—	115,584	—	—	—	164,084

Mark Leschly, Managing Partner, Rho Capital Partners, Inc.	50,500	—	115,584	—	—	—	166,084

Melvin I. Simon, Ph.D., Anne P. and Benjamin E. Biaggini Professor of Biological Sciences, California Institute of Technology	38,500	—	115,584	—	—	—	154,084

Cheryl A. Wenzinger, Former Audit Partner, Deloitte & Touche LLP	60,000	—	115,584	—	—	—	175,584

During 2006, each non-employee director of Diversa received an annual retainer of $25,000, a fee of $1,500 per Diversa board meeting attended, and a fee of $1,000 per meeting for committee participation. Directors who served as committee chairpersons for Diversa board committees received an additional fee of $1,000 per committee meeting, with the Chairperson of the Audit Committee receiving an additional retainer of $7,500 for 2006. In the year ended December 31, 2006, the total of fees payable to all non-employee directors was $288,500 for service on the Diversa board. In accordance with Diversa’s policy, members of the Diversa board of directors were also eligible for reimbursement for expenses incurred in connection with their attendance at board meetings.

Each non-employee director of Diversa also received stock awards under Diversa’s 2005 Non-Employee Directors’ Equity Incentive Plan. Only non-employee directors of Diversa are eligible to receive options or other equity-based awards under this Plan.1 Options granted under the 2005 Non-Employee Directors’ Equity Incentive Plan are intended by Diversa not to qualify as incentive stock options under the Code. Stock awards and awards of stock options under the 2005 Non-Employee Directors’ Equity Incentive Plan are discretionary.

During 2006 Diversa granted options aggregating 160,000 shares for Diversa board meeting participation to the six non-employee directors of Diversa at an average exercise price of $4.62 per share under the 2005 Non-Employee Directors’ Equity Incentive Plan.2 Each director was awarded 25,000 stock options, with the

Chairman of the Diversa board receiving an additional 10,000 options (35,000 in total). As of March 1, 2007, 311,792 options were outstanding under the Diversa 1999 Non-employee Directors’ Stock Option Plan, and 138 options had been exercised.

(1)	In March 2005, the Diversa board of directors adopted Diversa’s 2005 Non-Employee Directors’ Equity Incentive Plan, or the Directors’ Plan, and reserved a total of 806,000 shares for issuance thereunder. As of March 1, 2007, there were approximately 330,000 options outstanding under the Directors’ Plan. During 2006, Diversa granted options for Diversa board participation aggregating 160,000 shares to the six independent board directors at valuation per share of $4.6234 per share.

(2)	Valuation of Stock Options: Share-based compensation related to stock options includes both the amortization of the fair value of options granted prior to January 1, 2006, determined using the multiple option approach under the Black-Scholes-Merton, or the BSM, valuation model, as well as the amortization of the fair value of options granted after December 31, 2005, determined using the single option approach under the BSM valuation model. The fair value of options determined under FASB No. 123(R) is amortized to expense over the vesting periods of the underlying options, generally four years.

The fair value of stock option awards for the nine months ended September 30, 2006 was estimated on the date of grant using the assumptions in the following table. The expected volatility in this model is based on the historical volatility of the Diversa’s stock. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time awards are granted, based on maturities which approximate the expected life of the options. The expected life of the options granted is estimated using the historical exercise behavior of employees. The expected dividend rate takes into account the absence of any historical dividends paid by Diversa and management’s intention to retain all earnings for future operations and expansion.

Average Risk-Free Interest Rate	Dividend Yield	Average Volatility Factor	Average Option Life
4.5%	0%	0.61	Five years

Diversa Proposal No. 3: Ratification of Selection of Independent Registered Public Accountant

The audit committee has selected Ernst & Young LLP as Diversa’s independent registered public accountants for the year ending December 31, 2007 and has further directed that management submit the selection of independent registered public accountants for ratification by the stockholders at the Diversa annual meeting. Ernst & Young LLP has audited Diversa’s financial statements since 1999. Representatives of Ernst & Young LLP are expected to be present at the Diversa annual meeting, will have an opportunity to make a statement if they so desire, and will be available to respond to appropriate questions.

Stockholder ratification of the selection of Ernst & Young LLP as Diversa’s independent registered public accountants is not required by Delaware law, Diversa’s certificate of incorporation, or Diversa’s bylaws. However, the audit committee is submitting the selection of Ernst & Young LLP to the stockholders for ratification in accordance with the charter of the audit committee and as a matter of good corporate practice. If the stockholders fail to ratify the selection, the audit committee will reconsider whether to retain that firm. Even if the selection is ratified, the audit committee in its discretion may direct the appointment of different independent registered public accountants at any time during the year if they determine that such a change would be in the best interests of Diversa and its stockholders.

The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote at the Diversa annual meeting will be required to ratify the selection of Ernst & Young LLP. Abstentions will be counted toward the tabulation of votes cast on Proposal 3 and will have the same effect as negative votes. Broker non-votes will be counted towards a quorum, but will not be counted for any purpose in determining whether Proposal 3 has been approved.

Principal Accountant Fees and Services

The following table represents aggregate fees billed to Diversa for the fiscal years ended December 31, 2006 and December 31, 2005 by Ernst & Young LLP, Diversa’s principal independent registered public accounting firm.

	Fiscal Year Ended (in thousands)
	2006	2005
Audit Fees	$391,621	$393,427
Audit-related Fees	—	—
Tax Fees	3,000	30,300
All Other Fees	—	—

Total Fees	$394,621	$423,727

Total Audit Fees for both 2006 and 2005 relate to professional services rendered by Ernst & Young LLP in conducting their integrated audit of Diversa’s financial statements and attestation on management’s report on internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. Diversa also engaged a third-party firm to assist in preparing for the Sarbanes-Oxley Section 404 audit and was billed an aggregate of approximately $160,000 and $230,000 for these services in 2006 and 2005.

During 2007, Diversa expects its audit fees to increase over 2006, primarily due to the merger with Celunol.

The Tax Fees for 2006 and 2005 above relate to professional services rendered by Ernst & Young LLP for tax compliance, tax advice, and tax planning. All fees described above were approved by Diversa’s audit committee.

Pre-Approval Policies and Procedures

The audit committee has adopted a policy and procedures for the pre-approval of audit and non-audit services rendered by Diversa’s independent registered public accountants, Ernst & Young LLP. The policy generally pre-approves specified services in the defined categories of audit services, audit-related services, and tax services up to specified amounts. Pre-approval may also be given as part of the audit committee’s approval of the scope of the engagement of the independent registered public accountants or on an individual explicit case-by-case basis before the independent registered public accountants are engaged to provide each service. The pre-approval of services may be delegated to one or more of the audit committee’s members, but the decision must be reported to the full audit committee at its next scheduled meeting.

The audit committee has determined that the rendering of the services other than audit services by Ernst & Young LLP is compatible with maintaining the independent registered public accountants’ independence. None of the fees paid to the independent registered public accountants under the categories Audit-related, Tax, and All Other fees described above were approved by the audit committee after services were rendered pursuant to the de minimis exception established by the Securities and Exchange Commission.

THE DIVERSA BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT DIVERSA’S STOCKHOLDERS VOTE “FOR” DIVERSA PROPOSAL NO. 3 TO RATIFY ERNST & YOUNG LLP AS DIVERSA’S INDEPENDENT REGISTERED PUBLIC ACCOUNTANT FOR ITS FISCAL YEAR ENDING DECEMBER 31, 2007.

Diversa Proposal No. 4: Approval of Diversa 2007 Equity Incentive Plan

At the Diversa annual meeting, Diversa stockholders will be asked to adopt the Diversa Corporation 2007 Equity Incentive Plan, which is referred to herein as the Diversa 2007 Equity Incentive Plan.

On March 15, 2007, the Diversa board of directors adopted the Diversa 2007 Equity Incentive Plan, subject to the approval of Diversa’s stockholders. The Diversa 2007 Equity Incentive Plan is the successor to the Diversa Corporation 1997 Equity Incentive Plan, which is referred to herein as the 1997 Plan. The Diversa board adopted the Diversa 2007 Equity Incentive Plan in connection with the upcoming termination of the 1997 Plan, which will terminate according to its terms on August 27, 2007 if this Diversa Proposal No. 4 is not approved by Diversa’s stockholders.

In the event Diversa’s stockholders approve the Diversa 2007 Equity Incentive Plan, the 1997 Plan will be terminated contingent upon and effective as of such stockholder approval, and no awards may be granted pursuant to the 1997 Plan following its termination. However, all outstanding stock awards granted under the 1997 Plan prior to its termination will continue to be subject to the terms and conditions as set forth in the agreements evidencing such stock awards and the terms of the 1997 Plan.

The principal features of the Diversa 2007 Equity Incentive Plan are summarized below, but the summary is qualified in its entirety by reference to the Diversa 2007 Equity Incentive Plan itself which is attached to this joint proxy statement/prospectus as Annex D. You are encouraged to read the Diversa 2007 Equity Incentive Plan carefully.

General

The Diversa 2007 Equity Incentive Plan provides for the grant of incentive stock options, nonstatutory stock options, restricted stock awards, restricted stock unit awards, stock appreciation rights, performance stock awards, performance cash awards and other forms of equity compensation, referred to as awards. Incentive stock options granted under the Diversa 2007 Equity Incentive Plan are intended to qualify as “incentive stock options” within the meaning of Section 422 of the Code. Nonstatutory stock options granted under the Diversa 2007 Equity Incentive Plan are not intended to qualify as incentive stock options under the Code. See the section entitled “—Federal Income Tax Information” in this Diversa Proposal No. 4 for a discussion of the tax treatment of awards.

Purpose

The purpose of the Diversa 2007 Equity Incentive Plan is to provide a means to secure and retain the services of employees, directors and consultants of Diversa and its affiliates, to provide incentives for such individuals to exert maximum efforts for the success of Diversa and its affiliates, and to provide a means by which such eligible individuals may be given an opportunity to benefit from increases in the value of Diversa’s common stock through the grant of awards.

Administration

Diversa’s board of directors will administer the Diversa 2007 Equity Incentive Plan. Subject to the provisions of the Diversa 2007 Equity Incentive Plan, Diversa’s board of directors has the power to construe and interpret the Diversa 2007 Equity Incentive Plan, to determine the persons to whom and the dates on which awards will be granted, the number of shares of common stock to be subject to each award, the time or times during the term of each award within which all or a portion of such award may be exercised, the exercise price, or strike price of each award, the type of consideration permitted to exercise or purchase each award and other terms of the award.

The Diversa board of directors has the power to delegate some or all of the administration of the Diversa 2007 Equity Incentive Plan to one or more committees. In the discretion of the Diversa board of directors, a committee may consist solely of two or more “non-employee directors” within the meaning of Rule 16b-3 of the Exchange Act or solely of two or more “outside directors” within the meaning of Section 162(m) of the Code. Diversa’s board of directors has delegated administration of the Diversa 2007 Equity Incentive Plan to the compensation committee of the Diversa board of directors. As used herein with respect to the Diversa 2007 Equity Incentive Plan, “Diversa’s board of directors” refers to any committee the board of directors of Diversa appoints or, if applicable, any subcommittee, as well as to the Diversa board of directors itself.

The Diversa board of directors also may delegate to one or more officers the power to do one or both of the following: (a) designate employees who are not officers to be recipients of options (and, to the extent permitted by applicable law, other stock awards) and the terms thereof, and (b) determine the number of shares of common stock to be subject to such stock awards granted to such employees; provided, however, that the resolutions of Diversa’s board of directors regarding such delegation shall specify the total number of shares of common stock that may be subject to the stock awards granted by such officer and that such officer may not grant a stock award to himself or herself. The Diversa board of directors may not delegate to an officer authority to determine the fair market value of the common stock.

Stock Subject to the Diversa 2007 Equity Incentive Plan

If Diversa Proposal No. 1 is approved by Diversa’s stockholders and Celunol Proposal No. 1 is approved by Celunol’s stockholders, so that the proposed merger is approved by both Diversa and Celunol’s stockholders, an aggregate of 7,250,000 shares of Diversa common stock will be initially reserved for issuance under the Diversa 2007 Equity Incentive Plan. However, if either Diversa Proposal No. 1 is not approved by Diversa’s stockholders, or Celunol Proposal No. 1 is not approved by Celunol’s stockholders, so that the proposed merger is not approved by either Diversa’s or Celunol’s stockholders, then in lieu of the 7,250,000 shares initially reserved for issuance under the Diversa 2007 Equity Incentive Plan, 5,000,000 shares will instead initially be reserved for issuance under the Diversa 2007 Equity Incentive Plan.

The number of shares initially reserved for issuance under the Diversa 2007 Equity Incentive Plan will be increased by a number of shares equal to the number of shares of common stock that are or become issuable pursuant to options and other stock awards outstanding under the 1997 Plan as of the date of the Diversa annual meeting, or were previously or become issued but remain subject to Diversa’s repurchase or reacquisition right under the terms of the 1997 Plan and but for the termination of the 1997 Plan as of the effective date of the 2007 Plan, would otherwise have reverted to the share reserve of the 1997 Plan pursuant to the terms thereof. The number of shares available for issuance under the Diversa 2007 Equity Incentive Plan will be reduced by one share for each share of stock issued pursuant to an option grant or a stock appreciation right and by 1.5 shares for each share of stock issued pursuant to a restricted stock award, restricted stock unit award, performance stock award or other stock award.

Shares may be issued in connection with a merger or acquisition as permitted by the rules of the applicable national securities exchange or national market, as applicable, and such issuance shall not reduce the number of shares available for issuance under the Diversa 2007 Equity Incentive Plan. If any shares subject to a stock award are not delivered to a participant because such shares are withheld for the payment of taxes or the stock award is exercised through a reduction of shares subject to the stock award (i.e., “net exercised”), or an appreciation distribution in respect of a stock appreciation right is paid in shares of common stock, the number of shares that are not delivered shall not remain available for issuance under the Diversa 2007 Equity Incentive Plan.

If an award granted under the Diversa 2007 Equity Incentive Plan expires or otherwise terminates without being exercised in full, is settled in cash, or if any shares of common stock issued pursuant to an award are forfeited to or repurchased by Diversa, including, but not limited to, any repurchase or forfeiture caused by the failure to meet a contingency or condition required for the vesting of such shares, then the shares of common stock not issued under such award, or forfeited to or repurchased by Diversa, shall revert to and again become available for issuance under the Diversa 2007 Equity Incentive Plan. However, any issued shares that are forfeited back to or repurchased by Diversa shall not be subsequently issued under the Diversa 2007 Equity Incentive Plan pursuant to the exercise of incentive stock options. To the extent there is issued a share of common stock pursuant to a stock award that counted as 1.5 shares against the share reserve and such share of common stock again becomes available for issuance under the Diversa 2007 Equity Incentive Plan, the number of shares of common stock available for issuance under the Diversa 2007 Equity Incentive Plan will increase by 1.5 shares.

Eligibility

Incentive stock options may be granted under the Diversa 2007 Equity Incentive Plan only to employees (including officers) of Diversa and its affiliates. Employees (including officers) and consultants of both Diversa and its affiliates and directors of Diversa are eligible to receive all other types of awards under the Diversa 2007 Equity Incentive Plan. Non-employee directors of Diversa’s affiliates are not eligible to receive awards under the Diversa 2007 Equity Incentive Plan. All of the approximately 207 employees and consultants of Diversa and six non-employee directors will be eligible to participate in the Diversa 2007 Equity Incentive Plan. If the merger is completed, then Celunol’s employees, consultants and non-employee directors will also be eligible to participate in the Diversa 2007 Equity Incentive Plan assuming they continue to hold those positions with the combined company following the merger. However, if the merger is not completed, then Celunol’s employees, consultants and non-employee directors will not be eligible to participate in the Diversa 2007 Equity Incentive Plan.

No incentive stock option may be granted under the Diversa 2007 Equity Incentive Plan to any person who, at the time of the grant, owns (or is deemed to own) stock possessing more than 10% of the total combined voting power of Diversa or any affiliate of Diversa, unless the exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant and the term of the option does not exceed five years from the date of grant. In addition, the aggregate fair market value, determined at the time of grant, of the shares of common stock with respect to which incentive stock options are exercisable for the first time by a participant during any calendar year (under the Diversa 2007 Equity Incentive Plan and all other such plans of Diversa and its affiliates) may not exceed $100,000.

Under the Diversa 2007 Equity Incentive Plan, no employee may be granted options and stock appreciation rights covering more than 2,000,000 shares of common stock, subject to adjustment to account for the reverse stock split, during any calendar year, which is referred to herein as the “Section 162(m) limitation.”

Terms of Options

Options may be granted under the Diversa 2007 Equity Incentive Plan pursuant to stock option agreements. The following is a description of the permissible terms of options under the Diversa 2007 Equity Incentive Plan. Individual option agreements may be more restrictive as to any or all of the permissible terms described below.

Exercise Price. The exercise price of incentive stock options may not be less than 100% of the fair market value of the stock subject to the option on the date of the grant and, in some cases (see the “Eligibility” section of this Diversa Proposal No. 4), may not be less than 110% of such fair market value. The exercise price of nonstatutory options may generally not be less than 100% of the fair market value of the stock subject to the option on the date of grant. For purposes of the Diversa 2007 Equity Incentive Plan, fair market value will usually determined by reference to the closing price of Diversa’s common stock as reported on the applicable exchange or market with the greatest volume of trading in Diversa’s common stock on the grant date. As of March 16, 2007 the closing price of Diversa’s common stock as reported on the NASDAQ Stock Market was $6.95 per share. A nonstatutory option may have an exercise price less than 100% of the fair market value of the stock only if the option is otherwise granted in a manner designed to satisfy the requirements of Section 409A of the Code and applicable securities laws.

Consideration. The exercise price of options granted under the Diversa 2007 Equity Incentive Plan must be paid, to the extent permitted by applicable law and at the discretion of Diversa’s board of directors:

•	by cash, check, bank draft or money order;

•	pursuant to a broker-assisted cashless exercise;

•	by delivery of shares of Diversa common stock;

•	pursuant to a net exercise arrangement; or

•	in any other form of legal consideration acceptable to Diversa’s board of directors.

Vesting. Options granted under the Diversa 2007 Equity Incentive Plan may become exercisable in cumulative increments, or “vest,” as determined by Diversa’s board of directors. Vesting typically will occur during the optionholder’s continued service with Diversa or an affiliate, whether such service is performed in the capacity of an employee, consultant or director, which is referred to herein as “service,” and regardless of any change in the capacity of the service performed. Shares covered by different options granted under the Diversa 2007 Equity Incentive Plan may be subject to different vesting terms. Diversa’s board of directors has the authority to accelerate the time during which an option may vest or be exercised.

Tax Withholding. To the extent provided by the terms of an option, a participant may satisfy any federal, state or local tax withholding obligation relating to the exercise of such option by a cash payment upon exercise, by authorizing Diversa to withhold a portion of the stock otherwise issuable to the participant, by delivering already-owned Diversa common stock or by a combination of these means.

Term. The maximum term of options granted under the Diversa 2007 Equity Incentive Plan is 10 years, except that in certain cases (see the “—Eligibility” section of this Diversa Proposal No. 4) the maximum term is five years.

Termination of Service. Options granted under the Diversa 2007 Equity Incentive Plan generally terminate three months after termination of the participant’s service unless:

•	such termination is for cause (as defined in the Diversa 2007 Equity Incentive Plan), in which case the option will terminate upon the termination date;

•

termination is due to the participant’s disability, in which case the option may be exercised (to the extent the option was exercisable at the time of the termination of service) at any time within 12 months following termination;

•

the participant dies at any time while the option remains outstanding, in which case the option may be exercised (to the extent the option was exercisable at the time of the participant’s death) within 12 months following the participant’s death by the person or persons to whom the rights to such option have passed; or

•	the option by its terms specifically provides otherwise.

The option term may be extended in the event that exercise of the option following termination of service is prohibited by applicable securities laws. In no event, however, may an option be exercised beyond the expiration of its term.

Restrictions on Transfer. A participant in the Diversa 2007 Equity Incentive Plan may not transfer an option other than by will or by the laws of descent and distribution or pursuant to a domestic relations order, unless provided otherwise by Diversa’s board of directors. However, an option may not be sold or otherwise transferred by any participant for consideration, except pursuant to a domestic relations order that requires transfer of an option in connection with a participant’s divorce. During the lifetime of the participant, only the participant (or the transferee pursuant to a domestic relations order or other permitted transferee) may exercise an option. A participant may also designate a beneficiary who may exercise an option following the participant’s death.

Terms of Restricted Stock Awards

Restricted stock awards may be granted under the Diversa 2007 Equity Incentive Plan pursuant to restricted stock award agreements.

Consideration. Shares of stock acquired under a restricted stock award may be issued or awarded in consideration for past or future services rendered or to be rendered to Diversa or an affiliate, or any other form of legal consideration that may be acceptable to Diversa’s board of directors.

Vesting. Shares of stock acquired under a restricted stock award may, but need not be, subject to forfeiture or a repurchase option in favor of Diversa in accordance with a vesting schedule as determined by Diversa’s board of directors. Diversa’s board of directors has the authority to accelerate the vesting of stock acquired pursuant to a restricted stock award.

Termination of Service. Upon termination of a participant’s service, Diversa may repurchase or otherwise cause the participant to forfeit any shares of stock that have not vested as of such termination under the terms of the applicable restricted stock award agreement.

Restrictions on Transfer. Rights to acquire shares of stock under a restricted stock award may be transferred only upon such terms and conditions as determined by Diversa’s board of directors.

However, rights to acquire shares of stock under a restricted stock award may not be sold or otherwise transferred by a participant for consideration, except pursuant to a domestic relations order that requires transfer of the award in connection with a participant’s divorce.

Terms of Restricted Stock Unit Awards

Restricted stock unit awards may be granted under the Diversa 2007 Equity Incentive Plan pursuant to restricted stock unit award agreements.

Consideration. The purchase price, if any, for restricted stock unit awards may be paid in any form of legal consideration acceptable to Diversa’s board of directors.

Settlement of Awards. A restricted stock unit award may be settled by the delivery of shares of Diversa’s common stock, in cash, or by any combination of these means determined by Diversa’s board of directors and set forth in the restricted stock unit agreement.

Vesting. Restricted stock unit awards vest in the manner specified in the restricted stock unit award agreement as determined by Diversa’s board of directors. However, at the time of grant, Diversa’s board of directors may impose additional restrictions or conditions that delay the delivery of stock or cash subject to the restricted stock unit award after vesting.

Dividend Equivalents. Dividend equivalent rights may be credited with respect to shares covered by a restricted stock unit award.

Termination of Service. Except as otherwise provided in the applicable award agreement, restricted stock units that have not vested will be forfeited upon the participant’s termination of service.

Stock Appreciation Rights

Stock appreciation rights may be granted under the Diversa 2007 Equity Incentive Plan pursuant to stock appreciation rights agreements.

Exercise. Each stock appreciation right is denominated in shares of common stock equivalents. Upon exercise of a stock appreciation right, Diversa will pay the participant an amount equal to the excess of (a) the aggregate fair market value of Diversa’s common stock on the date of exercise, over (b) the strike price determined by Diversa’s board of directors on the date of grant. The strike price of stock appreciation rights granted under the Diversa 2007 Equity Incentive Plan may not be less than 100% of the fair market value of the common stock on the date of grant.

Settlement of Awards. The appreciation distribution upon exercise of a stock appreciation right may be paid in cash, shares of Diversa’s common stock, or any other form of consideration determined by Diversa’s board of directors.

Vesting. Stock appreciation rights vest and become exercisable at the rate specified in the stock appreciation right agreement as determined by Diversa’s board of directors.

Term. The maximum term of stock appreciation rights granted under the Diversa 2007 Equity Incentive Plan is ten years.

Termination of Service. Upon termination of a participant’s service (other than for cause), the participant generally may exercise any vested stock appreciation right for three months (or such longer or shorter period specified in the stock appreciation right agreement) after the date such service relationship ends. However, in no event may a stock appreciation right be exercised beyond the expiration of its term. If the termination is for cause, then the stock appreciation right will terminate upon the participant’s termination of service.

Performance-Based Awards

Under the Diversa 2007 Equity Incentive Plan, an award may be granted, vest or be exercised based upon the attainment during a certain period of time of certain performance goals. All employees of Diversa and its affiliates and directors of Diversa are eligible to receive performance-based awards under the Diversa 2007 Equity Incentive Plan. The length of any performance period, the performance goals to be achieved during the performance period, and the measure of whether and to what degree such performance goals have been attained shall be determined by Diversa’s board of directors. The maximum number of shares to be received by any individual in any calendar year attributable to performance-based stock awards may not exceed 1,000,000 shares of Diversa’s common stock, subject to adjustment to account for the reverse stock split. The maximum amount to be received by any individual in any calendar year attributable to performance-based cash awards may not exceed $2,000,000.

In granting a performance-based award, Diversa’s board of directors will set a period of time, referred to herein as a “performance period,” over which the attainment of one or more goals, referred to herein as “performance goals,” will be measured for the purpose of determining whether the award recipient has a vested right in or to such award. Within the time period prescribed by Section 162(m) of the Code (typically before the 90th day of a performance period), Diversa’s board of directors will establish the performance goals, based upon one or more pre-established criteria, referred to herein as “performance criteria,” enumerated in the Diversa 2007 Equity Incentive Plan and described below. As soon as administratively practicable following the end of the performance period, Diversa’s board of directors will certify (in writing) whether the performance goals have been satisfied.

Performance goals under the Diversa 2007 Equity Incentive Plan shall be determined by Diversa’s board of directors, based on one or more of the following performance criteria:

•	earnings per share;

•	earnings before interest, taxes and depreciation;

•	earnings before interest, taxes, depreciation and amortization;

•	total stockholder return;

•	return on equity;

•	return on assets, investment, or capital employed;

•	operating margin;

•	gross margin;

•	operating income;

•	net income (before or after taxes);

•	net operating income;

•	net operating income after tax;

•	pre-tax profit;

•	operating cash flow;

•	sales or revenue targets;

•	increases in revenue or product revenue;

•	expenses and cost reduction goals;

•	improvement in or attainment of working capital levels;

•	economic value added (or an equivalent metric);

•	market share;

•	cash flow;

•	cash flow per share;

•	share price performance;

•	debt reduction;

•	implementation or completion of projects or processes;

•	customer satisfaction;

•	stockholders’ equity; and

•	to the extent that a stock award is not intended to comply with Section 162(m) of the Code, other measures of performance selected by Diversa’s board of directors.

Diversa’s board of directors is authorized to determine whether, when calculating the attainment of performance goals for a performance period:

•	to exclude restructuring and/or other nonrecurring charges;

•	to exclude exchange rate effects, as applicable, for non-U.S. dollar denominated net sales and operating earnings;

•	to exclude the effects of changes to generally accepted accounting standards required by the Financial Accounting Standards board;

•	to exclude the effects of any statutory adjustments to corporate tax rates; and

•	to exclude the effects of any “extraordinary items” as determined under generally accepted accounting principles.

In addition, Diversa’s board of directors retains the discretion to reduce or eliminate the compensation or economic benefit due upon attainment of performance goals.

If Diversa Proposal No. 4 is approved by Diversa’s stockholders, compensation attributable to performance-based awards under the Diversa 2007 Equity Incentive Plan will qualify as performance-based compensation, provided that:

•	the award is granted by a compensation committee of Diversa’s board of directors comprised solely of “outside directors;”

•

the award is granted (or exercisable) only upon the achievement of an objective performance goal established in writing by the compensation committee of Diversa’s board of directors while the outcome is substantially uncertain; and

•	Diversa’s compensation committee certifies in writing prior to the settlement of the award that the performance goal has been satisfied.

Terms of Other Equity Awards

Diversa’s board of directors may grant other equity awards that are valued in whole or in part by reference to Diversa’s common stock. Subject to the provisions of the Diversa 2007 Equity Incentive Plan, Diversa’s board of directors has the authority to determine the persons to whom and the dates on which such other equity awards will be granted, the number of shares of common stock (or cash equivalents) to be subject to each award, and other terms and conditions of such awards.

Adjustment Provisions

If any change is made to the outstanding shares of Diversa’s common stock without Diversa’s receipt of consideration (whether through merger, consolidation, reorganization, stock dividend, or stock split or other specified change in the capital structure of Diversa), appropriate adjustments will be made to:

•

the maximum number and/or class of securities issuable under the Diversa 2007 Equity Incentive Plan, including, without limitation, the number of shares and/or class of securities subject to each stock award under the Diversa Corporation 1997 Equity Incentive Plan that are added from time to time to the share reserve under the Diversa 2007 Equity Incentive Plan;

•

the maximum number and/or class of securities for which any one person may be granted options and/or stock appreciation rights or performance-based awards per calendar year pursuant to the Section 162(m) limitation; and

•	the number and/or class of securities and the price per share in effect under each outstanding award under the Diversa 2007 Equity Incentive Plan.

Effect of Certain Corporate Events

Under the Diversa 2007 Equity Incentive Plan, unless otherwise provided in a written agreement between Diversa or any affiliate and the holder of an award, in the event of a corporate transaction (as defined in the Diversa 2007 Equity Incentive Plan and described below), all outstanding stock awards under the Diversa 2007 Equity Incentive Plan may be assumed, continued or substituted for by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue or substitute for such stock awards, then (a) with respect to any such stock awards that are held by individuals whose continuous service with Diversa or its affiliates has not terminated prior to the effective date of the corporate transaction, the vesting and exercisability provisions of such stock awards will be accelerated in full and such awards will terminate if not exercised prior to the effective date of the corporate transaction, and (b) with respect to any stock awards that are held by other individuals, the vesting and exercisability provisions of such stock awards will not be accelerated and such awards will terminate if not exercised prior to the effective date of the corporate transaction (except that any reacquisition or repurchase rights held by Diversa with respect to such stock awards shall not terminate and may continued to be exercised notwithstanding the corporate transaction). In the event a stock award will terminate if not exercised, Diversa’s board of directors may provide, in its sole discretion, that the holder of such stock award may not exercise such stock award but will receive a payment equal to the excess of the value of the property the holder would have received upon exercise over any exercise price.

For purposes of the Diversa 2007 Equity Incentive Plan, a corporate transaction will be deemed to occur in the event of:

•	a sale of all or substantially all of the consolidated assets of Diversa and its subsidiaries;

•	the sale of at least 50% of the outstanding securities of Diversa (excluding any financing transactions);

•	the consummation of a merger or consolidation in which Diversa is not the surviving corporation; or

•

the consummation of a merger or consolidation in which Diversa is the surviving corporation but shares of Diversa’s outstanding common stock are converted into other property by virtue of the transaction.

A stock award may be subject to additional acceleration of vesting and exercisability upon or after the occurrence of a corporate transaction or certain specified change in control transactions (as defined in the Diversa 2007 Equity Incentive Plan), as may be provided in the agreement for such award or as may be provided in any other written agreement between Diversa or an affiliate and the participant, but in the absence of such provision, no such acceleration shall occur.

The acceleration of vesting of an award in the event of a corporate transaction or a change in control event under the Diversa 2007 Equity Incentive Plan may be viewed as an anti-takeover provision, which may have the effect of discouraging a proposal to acquire or otherwise obtain control of Diversa.

Prior Shareholder Approval Required for Repricing, or Cancellation and Regrant

Unless the stockholders of Diversa have previously approved such an action, Diversa shall not have the authority to either reprice any outstanding stock awards under the Diversa 2007 Equity Incentive Plan, or cancel and re-grant any outstanding stock awards under the Diversa 2007 Equity Incentive Plan.

Transferability of Equity Awards

No equity award or rights under any equity award may be sold or otherwise transferred by a participant for consideration, except pursuant to a domestic relations order that requires transfer of the equity award in connection with a participant’s divorce.

Duration, Amendment and Termination

Diversa’s board of directors may suspend or terminate the Diversa 2007 Equity Incentive Plan without stockholder approval or ratification at any time. Unless sooner terminated, the Diversa 2007 Equity Incentive Plan will terminate on March 14, 2017.

Diversa’s board of directors may amend or modify the Diversa 2007 Equity Incentive Plan at any time. However, no amendment shall be effective unless approved by the stockholders of Diversa to the extent stockholder approval is necessary to satisfy applicable law or applicable exchange listing requirements, if the amendment either

•	materially increases the number of shares of common stock available for issuance under the Diversa 2007 Equity Incentive Plan;

•	materially expands the class of individuals eligible to receive awards under the Diversa 2007 Equity Incentive Plan;

•

materially increases the benefits accruing to participants under the Diversa 2007 Equity Incentive Plan or materially reduces the price at which shares of common stock may be issued or purchased under the Diversa 2007 Equity Incentive Plan;

•	materially extends the term of the Diversa 2007 Equity Incentive Plan; or

•	expands the types of awards available for issuance under the Diversa 2007 Equity Incentive Plan.

Diversa’s board of directors also may submit any other amendment to the Diversa 2007 Equity Incentive Plan for stockholder approval, including, but not limited to, amendments intended to satisfy the requirements of Section 162(m) of the Code regarding the exclusion of performance-based compensation from the limitation on the deductibility of compensation paid to certain employees.

Federal Income Tax Information

The following is a summary of the principal United States federal income tax consequences to Diversa’s employees and Diversa with respect to participation in the Diversa 2007 Equity Incentive Plan. This summary is not intended to be exhaustive, and does not discuss employment taxes or the income tax laws of any city, state or foreign jurisdiction.

Incentive Stock Options. Incentive stock options granted under the Diversa 2007 Equity Incentive Plan are intended to be eligible for the favorable federal income tax treatment accorded “incentive stock options” under the Code. There generally are no federal income tax consequences to the participant or Diversa by reason of the grant or exercise of an incentive stock option. However, the exercise of an incentive stock option may increase the participant’s alternative minimum tax liability, if any.

If a participant holds stock acquired through exercise of an incentive stock option for more than two years from the date on which the option was granted and more than one year after the date the option was exercised for those shares, any gain or loss on a disposition of those shares, which is referred to herein as a “qualifying disposition,” will be a long-term capital gain or loss. Upon such a qualifying disposition, Diversa will not be entitled to any income tax deduction.

Generally, if the participant disposes of the stock before the expiration of either of these holding periods, which is referred to herein as a “disqualifying disposition,” then at the time of disposition the participant will realize taxable ordinary income equal to the lesser of (a) the excess of the stock’s fair market value on the date of exercise over the exercise price, or (b) the participant’s actual gain, if any, on the purchase and sale. The participant’s additional gain or any loss upon the disqualifying disposition will be a capital gain or loss, which will be long-term or short-term depending on whether the stock was held for more than one year.

To the extent the participant recognizes ordinary income by reason of a disqualifying disposition, generally Diversa will be entitled (subject to the requirement of reasonableness, the provisions of Section 162(m) of the Code, and the satisfaction of a tax reporting obligation) to a corresponding income tax deduction in the tax year in which the disqualifying disposition occurs.

Nonstatutory Stock Options. No taxable income is recognized by a participant upon the grant of a nonstatutory stock option. Upon exercise of a nonstatutory stock option, the participant will recognize ordinary income equal to the excess, if any, of the fair market value of the purchased shares on the exercise date over the exercise price paid for those shares. Generally, Diversa will be entitled (subject to the requirement of reasonableness, the provisions of Section 162(m) of the Code, and the satisfaction of a tax reporting obligation) to a corresponding income tax deduction in the tax year in which such ordinary income is recognized by the participant.

Upon disposition of the stock, the participant will recognize a capital gain or loss equal to the difference between the selling price and the sum of the amount paid for such stock plus any amount recognized as ordinary income upon exercise of the option. Such gain or loss will be long-term or short-term depending on whether the stock was held for more than one year.

Restricted Stock Awards. Upon receipt of a restricted stock award, the participant will recognize ordinary income equal to the excess, if any, of the fair market value of the shares on the date of issuance over the purchase price, if any, paid for those shares. Diversa will be entitled (subject to the requirement of reasonableness, the provisions of Section 162(m) of the Code, and the satisfaction of a tax reporting obligation) to a corresponding income tax deduction in the tax year in which such ordinary income is recognized by the participant.

However, if the shares issued upon the grant of a restricted stock award are unvested and subject to reacquisition or repurchase by Diversa in the event of the participant’s termination of service prior to vesting in those shares, the participant will not recognize any taxable income at the time of issuance, but will have to report as ordinary income, as and when Diversa’s reacquisition or repurchase right lapses, an amount equal to the excess, if any, of (a) the fair market value of the shares on the date the reacquisition or repurchase right lapses, over (b) the purchase price, if any, paid for the shares. The participant may, however, elect under Section 83(b) of the Code to include as ordinary income in the year of issuance an amount equal to the excess, if any, of (x) the fair market value of the shares on the date of issuance, over (y) the purchase price, if any, paid for such shares. If the Section 83(b) election is made, the participant will not recognize any additional income as and when the reacquisition or repurchase right lapses.

Upon disposition of the stock acquired upon the receipt of a restricted stock award, the participant will recognize a capital gain or loss equal to the difference between the selling price and the sum of the amount paid for such stock plus any amount recognized as ordinary income upon issuance (or vesting) of the stock. Such gain or loss will be long-term or short-term depending on whether the stock was held for more than one year.

Restricted Stock Unit Awards. No taxable income is recognized upon receipt of a restricted stock unit award. The participant will recognize ordinary income in the year in which the shares subject to that unit are actually issued to the participant in an amount equal to the fair market value of the shares on the date of issuance. The participant and Diversa will be required to satisfy certain tax withholding requirements applicable to such income. Subject to the requirement of reasonableness, Section 162(m) of the Code and the satisfaction of a tax reporting obligation, Diversa will be entitled to an income tax deduction equal to the amount of ordinary income recognized by the participant at the time the shares are issued. In general, the deduction will be allowed for the taxable year in which such ordinary income is recognized by the participant.

Stock Appreciation Rights. No taxable income is realized upon the receipt of a stock appreciation right. Upon exercise of the stock appreciation right, the fair market value of the shares (or cash in lieu of shares) received is recognized as ordinary income to the participant in the year of such exercise. Generally, with respect to employees, Diversa is required to withhold from the payment made on exercise of the stock appreciation right or from regular wages or supplemental wage payments an amount based on the ordinary income recognized. Subject to the requirement of reasonableness, Section 162(m) of the Code and the satisfaction of a reporting obligation, Diversa will be entitled to an income tax deduction equal to the amount of ordinary income recognized by the participant.

Compliance with Section 409A of the Code. Diversa intends that stock options and stock appreciation rights granted under the Diversa 2007 Equity Incentive Plan will not be subject to, or will be in compliance with, the requirements of Section 409A of the Code. Diversa also intends that any awards granted under the Diversa 2007 Equity Incentive Plan that include a deferral feature shall contain such provisions so that such awards will comply with the requirements of Section 409A of the Code. Generally, if at any time during a taxable year a nonqualified deferred compensation plan fails to meet the requirements of Section 409A of the Code, or is not operated in accordance with those requirements, all amounts deferred under the Diversa 2007 Equity Incentive Plan for the taxable year and all preceding taxable years, by any participant with respect to whom the failure relates, will be includible in gross income for the taxable year to the extent not subject to a substantial risk of forfeiture and not previously included in gross income. If a deferred amount is required to be included in income under Section 409A, the amount also is subject to interest and an additional income tax. The interest imposed is equal to the interest at the underpayment rate plus one percentage point, imposed on the underpayments that would have occurred had the compensation been includible in income for the taxable year when first deferred, or if later, when not subject to a substantial risk of forfeiture. The additional income tax is equal to 20% of the compensation required to be included in gross income.

Potential Limitation on Deductions. Section 162(m) of the Code denies a deduction to any publicly held corporation for compensation paid to certain “covered employees” in a taxable year to the extent that compensation to such covered employee exceeds $1 million. It is possible that compensation attributable to awards, when combined with all other types of compensation received by a covered employee from Diversa, may cause this limitation to be exceeded in any particular year.

Certain kinds of compensation, including qualified “performance-based compensation,” are disregarded for purposes of the deduction limitation. In accordance with Treasury Regulations issued under Section 162(m) of the Code, compensation attributable to stock options and stock appreciation rights will qualify as performance-based compensation if such awards are approved by a compensation committee comprised solely of “outside directors” and the plan contains a per-employee limitation on the number of shares for which such awards may be granted during a specified period, the per-employee limitation is approved by the stockholders, and the exercise or strike price of the award is no less than the fair market value of the stock on the date of grant.

Compensation attributable to restricted stock awards, restricted stock unit awards and performance-based awards will qualify as performance-based compensation, provided that:

•	the award is approved by a compensation committee of Diversa’s board of directors comprised solely of “outside directors;”

•

the award is granted (or exercisable) only upon the achievement of an objective performance goal established in writing by the compensation committee of Diversa’s board of directors while the outcome is substantially uncertain;

•	the compensation committee of Diversa’s board of directors certifies in writing prior to the granting (or exercisability) of the award that the performance goal has been satisfied; and

•

prior to the granting (or exercisability) of the award, stockholders have approved the material terms of the award (including the class of employees eligible for such award, the business criteria on which the performance goal is based, and the maximum amount, or formula used to calculate the amount, payable upon attainment of the performance goal).

New Plan Benefits

No equity awards have been granted, and no shares of Diversa common stock have been issued, under the Diversa 2007 Equity Incentive Plan for which stockholder approval is sought under Diversa Proposal No. 4. The future benefits that will be received under the Diversa 2007 Equity Incentive Plan by Diversa’s current directors, executive officers and by all eligible employees are not currently determinable.

Background Information

At the effective time of the merger, each outstanding and unexercised option to purchase shares of Celunol common stock, whether vested or unvested, will be assumed by Diversa and will become an option to acquire, on the same terms and conditions as were applicable under the stock option agreement by which such option is evidenced and the stock option plan under which such option was issued, an option to purchase shares of Diversa common stock. The number of shares of Diversa common stock subject to each assumed option will be determined by multiplying the number of shares of Celunol common stock that was subject to each option prior to the effective time of the merger by a “common exchange ratio” determined pursuant to the merger agreement, and rounding that result down to the nearest whole number of shares of Diversa common stock. The per share exercise price for the assumed options will be determined by dividing the per share exercise price of the Celunol common stock subject to each option as in effect immediately prior to the effective time of the merger by the common exchange ratio and rounding that result up to the nearest whole cent. The common exchange ratio is determined in accordance with the merger agreement by reference to the ratio of the total number of remaining shares issuable to Celunol securityholders in connection with the merger after satisfaction of the Celunol Series C preferred stockholders’ and the Celunol Series A preferred stockholders’ preferred returns to the fully diluted and fully converted outstanding common stock of Celunol immediately prior to the closing of the merger.

In order to calculate the actual “common exchange ratio,” pursuant to the merger agreement the average trading price of Diversa common stock during the 20 consecutive trading day period ending one trading day prior to the completion of the merger will be used. However, for purposes of the following calculation of the common exchange ratio we have used the 200 day average trading price of Diversa common stock for the period ending immediately prior to March 1, 2007, which may be higher than the 20 day average trading price that will be used to calculate the actual common exchange ratio. The maximum number of Diversa shares issuable to Celunol securityholders in connection with the merger is 15,000,000 shares. Assuming that the total number of remaining shares issuable to Celunol securityholders in connection with the merger after satisfaction of the Celunol Series C preferred stockholders’ and the Celunol Series A preferred stockholders’ preferred returns is 11,333,506, and Celunol’s fully diluted and fully converted outstanding common stock immediately prior to the closing of the merger is 55,598,744 shares, the “common exchange ratio” will be .2038446353.

As of March 1, 2007, an aggregate of 4,440,240 shares were subject to outstanding stock awards granted under Diversa’s equity incentive plans, of which 3,577,432 were subject to outstanding, unexercised stock options, and 862,808 of which were subject to unvested restricted stock awards. Prior to Diversa’s annual meeting, Diversa will not grant additional stock awards under Diversa’s 1997 Plan for more than 250,000 shares. As of March 1, 2007, 476,206 shares remained available for future grant under Diversa’s 2005 Non-Employee Directors’ Equity Incentive Plan, and up to an additional 2,000,000 shares may become available for future grant under Diversa’s 2005 Non-Employee Directors’ Equity Incentive Plan pursuant to automatic evergreen increases to that plan’s share reserve. The weighted average exercise price of options outstanding under Diversa’s equity incentive plans as of March 1, 2007 was approximately $11.70 per share, and the weighted average remaining term of such options was approximately 6.1 years.

Each of the following assumes an exchange ratio of .2038446353 will apply to Celunol’s common stock. As of March 1, 2007, an aggregate of 1,307,665 shares were subject to outstanding stock awards granted under Celunol’s equity incentive plans, of which 636,885 were subject to outstanding, unexercised stock options, and 670,780 of which were subject to unvested restricted stock awards. If the merger is completed, 244,254 of Mr. Riva’s restricted stock awards and 82,643 of Mr. McCarthy’s unvested restricted stock will immediately vest as described elsewhere in this joint proxy statement/prospectus. Additionally, assuming full participation by Celunol’s stockholders in the purchase of convertible promissory notes and preferred stock warrants and assuming no other changes to Celunol’s capitalization, 104,605 shares of Mr. Riva’s unvested restricted stock award will be forfeited upon completion of the merger as described elsewhere in this joint proxy statement/prospectus. As of March 1, 2007, 224,359 shares remained available for future grant under Celunol’s equity incentive plans (plus any shares that might in the future be returned to those plans as a result of the repurchase of shares or the cancellation or expiration of options). The weighted average exercise price of options outstanding under Celunol’s equity incentive plans as of March 1, 2007 was approximately $4.78 per share, and the weighted average remaining term of such options was approximately 9.44 years.

A total of 48,350,226 shares of Diversa’s common stock was outstanding as of March 1, 2007. Assuming that a total of 15,000,000 shares are actually issued to Celunol securityholders pursuant to the merger, and assuming that prior to the merger Celunol grants all 224,359 shares that remain available for future grant under Celunol’s equity incentive plans, following the merger 1,100,522 shares will be reserved for issuance pursuant to outstanding assumed Celunol stock awards, and an additional 13,899,478 shares of Diversa common stock will be outstanding, for a total of 62,249,704 shares of Diversa common stock outstanding after the merger.

Required Vote

The affirmative vote of the majority of stockholders having voting power present in person or represented by proxy at the Diversa annual meeting will be required for approval of Diversa Proposal No. 4.

THE DIVERSA BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT DIVERSA’S STOCKHOLDERS VOTE “FOR” DIVERSA PROPOSAL NO. 4 TO APPROVE THE DIVERSA 2007 EQUITY INCENTIVE PLAN.

Diversa Proposal No. 5: Amendment of Diversa Employee Stock Purchase Plan

At the Diversa annual meeting, the Diversa stockholders will be asked to approve an amendment to Diversa’s Employee Stock Purchase Plan, or the Purchase Plan, to add an additional 1,500,000 shares to the number of shares of stock issuable under the Purchase Plan. The Purchase Plan was originally adopted by Diversa’s board of directors on December 13, 1999 and by Diversa’s stockholders on February 7, 2000.

The purpose of the amendment is to ensure that Diversa will have a sufficient reserve of stock available under the Purchase Plan to provide eligible employees of Diversa (and the employees of any of Diversa’s parent or subsidiary companies designated by the Diversa board of directors to participate in the Purchase Plan) with the opportunity to purchase shares of stock at periodic purchase dates through their accumulated payroll deductions.

Diversa’s board of directors believes that the number of shares currently available for issuance under the Purchase Plan is insufficient to continue providing Diversa’s employees with the opportunity to acquire a proprietary interest in Diversa and thereby attract, motivate, and retain the best available talent suitable for Diversa’s success. On March 15, 2007, Diversa’s board of directors adopted the amendment of the Purchase Plan to add an additional 1,500,000 shares to the number of shares of stock issuable under the Purchase Plan, subject to the approval of Diversa’s stockholders.

The principal features of the Purchase Plan are summarized below. This summary, however, does not purport to be a complete description of the Purchase Plan. The Purchase Plan was previously filed as exhibit 10.8 to Diversa’s registration statement on Form S-1 (No. 333-92853) originally filed with the Securities and Exchange Commission on December 16, 1999, as amended. You are encouraged to read the Diversa 2007 Equity Incentive Plan carefully. The following summary is qualified in its entirety by reference to the complete text of the Purchase Plan.

Purpose

The purpose of the Purchase Plan is to provide a means by which certain Diversa employees may be given an opportunity to purchase Diversa’s stock through payroll deductions.

Administration

Diversa’s board of directors administers the Purchase Plan and has the final power to construe and interpret both the Purchase Plan and the purchase rights granted thereunder. Diversa’s board of directors has the power, subject to the provisions of the Purchase Plan, to determine the provisions of each offering of rights to purchase Diversa’s stock, and whether employees of any of Diversa’s affiliates will be eligible to participate in the Purchase Plan.

Diversa’s board of directors has the power to delegate administration of the Purchase Plan to a committee composed of one or more members of Diversa’s board of directors. As used herein with respect to the Purchase Plan, “Diversa’s board of directors” refers to any committee Diversa’s board of directors appoints as well as to Diversa’s board of directors itself. Whether or not Diversa’s board of directors has delegated administration to a committee, Diversa’s board of directors shall have the final power to determine all questions of policy and expediency that may arise in the administration of the Purchase Plan.

Stock Subject to Purchase Plan

As of March 1, 2007, 89,912 shares of stock remained available for future issuance under the Purchase Plan. Immediately following Diversa’s annual meeting, the number of shares of stock reserved for issuance over the term of the Purchase Plan will be limited to 1,937,061 shares, assuming Diversa’s stockholders approve the 1,500,000-share increase that is the subject of this Proposal, and assuming an automatic increase of 347,149 shares to the stock reserve as of the date of Diversa’s annual meeting. Pursuant to the terms of the Purchase Plan, the number of shares subject to the stock reserve increase automatically on the date of each annual meeting of Diversa’s stockholders, for a number of shares equal to the lesser of (a) three-fourths of one percent (.075%) of the number of shares of Diversa’s stock outstanding as of such date, (b) 347,149 shares, or (c) a lesser number of shares determined by Diversa’s board of directors. If any stock right granted under the Purchase Plan terminates without being exercised, the shares not purchased under such right again become available for issuance under the Purchase Plan.

Offerings

Shares of stock are offered under the Purchase Plan through a series of offerings of such duration as determined by Diversa’s board of directors, provided that in no event may an offering exceed 27 months. Each offering consists of one or more purchase dates as determined by Diversa’s board of directors prior to the commencement of that offering. Diversa’s board of directors has the authority to alter the duration of subsequent offerings or change the number of purchase dates within each such offering. When an eligible employee elects to join an offering, he or she is granted a purchase right to acquire shares of stock on each purchase date within the offering. On the purchase date, all payroll deductions collected from the participant are automatically applied to the purchase of stock, subject to certain limitations.

Diversa’s board of directors has established a series of ongoing offerings under the Purchase Plan with a duration of twenty-four months, commencing on March 1st every two years, with four purchase dates within each offering occurring every six months on August 31st and February 28th of each year. The most recent offering began on March 1, 2007 and is scheduled to end on February, 28, 2009. Each offering shall end on the day prior to the second anniversary of its commencement date, and a new offering shall commence on the following March 1st. Pursuant to the offerings, if the fair market value of Diversa’s common stock on any purchase date within an offering is less than the fair market value of the stock at the offering commencement date, then following the purchase of common stock on such purchase date the offering shall terminate and all participants in the terminated offering shall automatically be enrolled in a new offering that commences on the next trading day following such purchase date and shall end on the day prior to the second anniversary of its commencement date.

Eligibility

Any person who is customarily employed at least 20 hours per week and five months per calendar year by Diversa (or by any of Diversa’s affiliates designated by Diversa’s board of directors as eligible to participate in the offering) on the first day of an offering is eligible to participate in that offering under the Purchase Plan, provided such employee has been in Diversa’s continuous employment for such continuous period preceding the first day of the offering as Diversa’s board of directors may require, but in no event may the required period of continuous employment be greater than two (2) years. Diversa’s board of directors may provide in any offering that certain of Diversa’s employees who are “highly compensated” as defined in the Code are not eligible to participate in the Purchase Plan.

However, no employee is eligible to participate in the Purchase Plan if, immediately after the grant of purchase rights, the employee would own, directly or indirectly, stock possessing 5% or more of the total combined voting power or value of all classes of stock of Diversa or of any of Diversa’s parent or subsidiary companies (including any stock which such employee may purchase under all outstanding purchase rights and options). In addition, no employee may purchase more than $25,000 worth of Diversa’s stock (valued at the time each purchase right is granted) for each calendar year during which those purchase rights are outstanding under all employee stock purchase plans of Diversa.

Each person who first becomes eligible to participate in the Purchase Plan during any offering and at least six months prior to the final purchase date of the offering will, on the next March 1 or September 1 following the date that person first becomes eligible to participate in the Purchase Plan, receive a right under such offering, which right shall thereafter be deemed to be a part of the offering. Such right shall have the same characteristics as any rights originally granted under the offering. However, the date on which such right is granted shall be the offering date of such right for all purposes, including determination of the exercise price of such right; and the offering for such right shall begin on its offering date and end coincident with the end of the ongoing offering.

As of March 1, 2007, approximately 196 Diversa employees were eligible to participate in the Purchase Plan, of whom approximately 148 were participating. If the merger is completed, Celunol employees will be eligible to participate in the Purchase Plan.

Participation in the Plan

Eligible employees generally enroll in the Purchase Plan by delivering to Diversa, prior to the date selected by Diversa’s board of directors as the beginning of the offering, an agreement authorizing payroll deductions of between 1% and 15% of such employees’ compensation during the offering. Eligible employees hired after the commencement of an offering but at least six months prior to the final purchase date of the offering may enroll in the Purchase Plan by delivering a participation agreement to Diversa prior to the March 1 or September 1 following the date that person first becomes eligible to participate in the Purchase Plan.

During the last fiscal year, shares of stock were purchased in the amounts and at the weighted average prices per share under the Purchase Plan as follows:

Name	Number of Shares	Weighted Average Price Per Share
Edward T. Shonsey, Chief Executive Officer and Former Executive Vice President, Internal Development	—	—
Anthony E. Altig, Senior Vice President, Finance and Chief Financial Officer	—	—
William H. Baum, Executive Vice President	4,542	$4.0460
R. Patrick Simms, Senior Vice President, Operations	0	0
Executive Group	4,542	$4.0460
Non-Executive Officer Employee Group	288,023	$4.050

Purchase Price

The purchase price per share at which shares of stock are sold on each purchase date during an offering will be determined by Diversa’s board of directors and set forth in the offering, but will not be less than the lower of (a) 85% of the fair market value per share of stock on the offering date, or (b) 85% of the fair market value per share of stock on that purchase date. As of March 16, 2007 the closing price of Diversa’s common stock as reported on the NASDAQ Stock Market was $6.95 per share.

Payment of Purchase Price; Payroll Deductions

The purchase price of the shares is funded by payroll deductions accumulated over the offering. At any time during the offering, a participant may reduce or terminate his or her payroll deductions as Diversa’s board of directors provides in the offering. During the offering, a participant may increase payroll deductions during an offering with respect to purchase periods that have not yet commenced as Diversa’s board of directors provides in the offering. A participant may not increase or begin such payroll deductions after the beginning of any purchase period during an offering. All payroll deductions made for a participant are credited to his or her account under the Purchase Plan and deposited with Diversa’s general funds.

Purchase of Stock

By executing an agreement to participate in the Purchase Plan, the employee is entitled to purchase shares under the Purchase Plan. In connection with offerings made under the Purchase Plan, Diversa’s board of directors may specify a maximum number of shares of stock an employee may purchase and the maximum aggregate number of shares of stock that may be purchased by all participants in such offering. If the aggregate number of shares to be purchased upon exercise of outstanding purchase rights in the offering would exceed the maximum aggregate number of shares of stock available, Diversa’s board of directors will make a pro rata allocation of available shares in a uniform and equitable manner. Unless the employee’s participation is discontinued, his or her right to purchase shares is exercised automatically at the next purchase date at the applicable price. See “Withdrawal” below.

Withdrawal

Participants may withdraw from a given offering by delivering a notice of withdrawal and terminating their payroll deductions. Such withdrawal may occur at any time prior to the end of an offering except as otherwise provided by Diversa’s board of directors in the offering. Upon such withdrawal, Diversa will refund accumulated payroll deductions without interest to the employee, and such employee’s right to participate in that offering will terminate. However, an employee’s withdrawal from an offering does not affect such employee’s eligibility to participate in subsequent offerings under the Purchase Plan.

Termination of Employment

Purchase rights granted pursuant to any offering under the Purchase Plan terminate immediately upon cessation of employment for any reason, and Diversa will refund all accumulated payroll deductions to the terminated employee without interest.

Restrictions on Transfer

Purchase rights granted under the Purchase Plan are not transferable and may be exercised only by the person to whom such rights are granted.

Changes in Capitalization

In the event that there is any change to Diversa’s outstanding stock (whether by reason of merger, consolidation, reorganization, recapitalization, stock dividend, dividend in property other than cash, stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure, or other transaction not involving the receipt of consideration by Diversa), appropriate adjustments will be made to (a) the class(es) and maximum number of shares of stock subject to the Purchase Plan, and (b) the class(es) and number of shares and price per share in effect under each outstanding purchase right.

Effect of Certain Corporate Transactions

In the event of certain significant corporate transactions, any surviving or acquiring corporation may assume or substitute similar purchase rights for those outstanding under the Purchase Plan or such rights may otherwise continue in full force and effect. If the surviving or acquiring corporation does not assume such rights or substitute similar rights, or such rights will not continue in effect following the corporate transaction, then the participants’ accumulated payroll deductions will be applied to the purchase of shares of stock immediately prior to or within a reasonable period of time following the corporate transaction, and such purchase rights will terminate immediately thereafter.

A significant corporate transaction will be deemed to occur in the event of (a) a dissolution or liquidation of Diversa, (b) a sale of all or substantially all of the assets of Diversa, (c) a merger or consolidation in which Diversa is not the surviving corporation, (d) a merger or consolidation in which Diversa is the surviving corporation, but shares of outstanding stock are converted into other property by virtue of the corporate transaction, (e) any person or group acquires securities representing at least 50% of the combined voting power entitled to vote in the election of directors of Diversa, or (f) there is a change in control of Diversa’s board of directors.

Termination and Amendment

Diversa’s board of directors may suspend or terminate the Purchase Plan at any time. If not earlier terminated by Diversa’s board of directors, the Purchase Plan will automatically terminate upon the earlier of (a) February 13, 2010, or (b) the date that all the shares available for issuance under the Purchase Plan have been issued.

Diversa’s board of directors may amend the Purchase Plan at any time. Any amendment of the Purchase Plan must be approved by the stockholders within 12 months of its adoption by Diversa’s board of directors if such amendment (a) would increase the number of shares of stock reserved for issuance under the Purchase Plan, (b) modify the requirements relating to eligibility for participation in the Purchase Plan, (c) is necessary for the Purchase Plan to satisfy the requirements of Section 423 of the Code or other applicable laws and regulations.

Purchase rights granted before amendment of the Purchase Plan will not be altered or impaired by any amendment of the Purchase Plan without consent of the employee to whom such purchase rights were granted.

Federal Income Tax Information

The following is a summary of the principal United States federal income taxation consequences to participants and Diversa with respect to participation in the Purchase Plan. This summary is not intended to be exhaustive, and does not discuss the income tax laws of any city, state or foreign jurisdiction in which a participant may reside.

The Purchase Plan is intended to qualify as an “employee stock purchase plan” within the meaning of Section 423 of the Code. Under such an arrangement, a participant will be taxed on amounts withheld for the purchase of shares of stock as if such amounts were paid directly to the participants. However, no taxable income will be recognized by a participant, and no deductions will be allowable to Diversa, upon either the grant or exercise of purchase rights. Taxable income is not be recognized until there is a sale or other disposition of the shares acquired under the Purchase Plan.

If a participant sells or otherwise disposes of the purchased shares within two years after the beginning of the offering in which such shares were acquired or within one year after the actual purchase date of those shares, then the participant will recognize ordinary income in the year of sale or disposition equal to the amount by which the fair market value of the shares on the purchase date exceeded the purchase price paid for those shares, and Diversa will be entitled to an income tax deduction, for the taxable year in which such disposition occurs, equal in amount to such excess. In addition, the participant will recognize capital gain or loss in an amount equal to the difference between the amount realized upon the disposition of the shares and the participant’s basis in the shares (that is, the purchase price plus the amount taxed as ordinary income). Even if Diversa’s stock is disposed of for less than its fair market value on the purchase date, the same amount of ordinary taxable income is attributed to the participant, and a capital loss is recognized equal to the difference between the sales price and the fair market value of the Diversa’s stock on such purchase date. Any capital gain or loss will be short-term or long-term, depending on whether the participant held the shares for more than one year. Diversa will be entitled to a deduction in an amount equal to the amount recognized by a participant as ordinary taxable income upon such a disposition.

If the participant sells or disposes of the purchased shares more than two years after the beginning of the offering in which such shares were acquired and more than one year after the actual purchase date of those shares, the participant will recognize ordinary income in the year of sale or disposition equal to the lesser of (a) the amount by which the fair market value of the shares on the sale or disposition date exceeded the purchase price paid for those shares, or (b) fifteen percent (15%) of the fair market value of the shares at the beginning of that offering. The difference between the sale price and the participant’s basis in the shares (that is, the purchase price plus the amount, if any, taxed as ordinary income) will be treated as long-term capital gain or loss. Diversa will not be entitled to an income tax deduction with respect to such disposition.

The affirmative vote of the majority of stockholders having voting power present in person or represented by proxy at the Diversa annual meeting will be required to approve this proposal.

THE DIVERSA BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT DIVERSA’S STOCKHOLDERS VOTE “FOR” DIVERSA PROPOSAL NO. 5 TO AMEND THE DIVERSA EMPLOYEE STOCK PURCHASE PLAN TO INCREASE THE NUMBER OF SHARES OF DIVERSA COMMON STOCK AUTHORIZED FOR ISSUANCE UNDER THAT PLAN BY 1,500,000 SHARES.

Diversa Proposal No. 6: Approval of Increase in Authorized Shares of Common Stock

At the Diversa annual meeting, Diversa stockholders will be asked to approve an amendment to Diversa’s certificate of incorporation to increase Diversa’s authorized number of shares of common stock from 90,000,000 shares to 120,000,000 shares.

The additional common stock to be authorized by adoption of the amendment would have rights identical to the currently outstanding common stock of Diversa. Adoption of the proposed amendment and issuance of the Diversa common stock would not affect the rights of the holders of currently outstanding common stock of Diversa, except for effects incidental to increasing the number of shares of Diversa’s common stock outstanding, such as dilution of the earnings per share and voting rights of current holders of Diversa common stock. If the amendment to Diversa’s certificate of incorporation is adopted, it will become effective upon filing of a certificate of amendment of Diversa’s certificate of incorporation with the Secretary of State of the State of Delaware.

In addition to the 48,350,226 shares of common stock outstanding on March 1, 2007, Diversa has reserved 8,143,993 shares for issuance upon exercise of options and rights granted under Diversa’s stock option plans (including 89,912 shares reserved for issuance under Diversa’s 1999 Employee Stock Purchase Plan) of which options to purchase 3,577,432 shares are outstanding as of March 1, 2007. As of March 1, 2007, 1,293,211 shares of Diversa common stock are reserved for future issuance pursuant to outstanding Diversa warrants.

Although at present Diversa has no plans to issue the additional shares of common stock, it desires to have the shares available to provide additional flexibility to use its capital stock for business and financial purposes in the future. The additional shares may be used for various purposes without further stockholder approval. These purposes may include: raising capital; providing equity incentives to employees, officers or directors; establishing strategic relationships with other companies; expanding Diversa’s business or product lines through the acquisition of other businesses or products; and other purposes.

The additional shares of common stock that would become available for issuance if the proposal is adopted could also be used by Diversa to oppose a hostile takeover attempt or to delay or prevent changes in control or management of Diversa. For example, without further stockholder approval, Diversa’s board of directors could strategically sell shares of common stock in a private transaction to purchasers who would oppose a takeover or favor the then current board of directors of Diversa. Although this proposal to increase the authorized common stock has been prompted by business and financial considerations and not by the threat of any hostile takeover attempt (nor is Diversa’s board of directors currently aware of any such attempts directed at Diversa), nevertheless, stockholders should be aware that approval of proposal could facilitate future efforts by Diversa to deter or prevent changes in control of Diversa, including transactions in which the stockholders might otherwise receive a premium for their shares over then current market prices.

The affirmative vote of the holders of a majority of the outstanding shares of Diversa’s common stock on the record date for the Diversa annual meeting will be required to approve this amendment to Diversa’s certificate of incorporation. As a result, abstentions and broker non-votes will have the same effect as negative votes.

THE DIVERSA BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT DIVERSA’S STOCKHOLDERS VOTE “FOR” DIVERSA PROPOSAL NO. 6 TO APPROVE THE AUTHORIZATION OF ADDITIONAL SHARES OF DIVERSA COMMON STOCK.

Diversa Proposal No. 7: Approval of Amendment to Certificate of Incorporation Limiting Personal Liability of Diversa Directors under Delaware Law

At the Diversa annual meeting, Diversa stockholders will be asked to approve an amendment to Diversa’s certificate of incorporation, a copy of which is attached as Annex E to this joint proxy statement/prospectus, to limit the personal liability of Diversa’s directors for monetary damages in a manner consistent with the limitations currently set forth in Diversa’s bylaws.

Currently, Diversa’s bylaws provide for the elimination of the personal liability of Diversa’s directors for monetary damages resulting from breaches of their fiduciary duty to the fullest extent permitted under Delaware law.

Section 102(b)(7) of the Delaware General Corporation Law, or DGCL, permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability (i) for any transaction from which the director derives an improper personal benefit, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) for improper payment of dividends or redemptions of shares, or (iv) for any breach of a director’s duty of loyalty to Diversa or its stockholders.

The proposed amendment to Diversa’s certificate of incorporation provides for the elimination of the personal liability of Diversa’s directors for monetary damages to the fullest extent permitted under Delaware law.

Diversa is a Delaware corporation, and Diversa’s board of directors believes that the limitations on the liability of Diversa’s directors under Diversa’s bylaws and the DGCL should also be set forth in Diversa’s certificate of incorporation. This amendment to Diversa’s certificate of incorporation will align the limitations on the liability of Diversa’s directors in Diversa’s bylaws with those in its certificate of incorporation and with the majority of Delaware corporations and better serve the interests of both Diversa management and stockholders by clarifying for potential directors of Diversa the scope of such director’s liability under Diversa’s certificate of incorporation.

Each of the Diversa directors that is recommending that Diversa’s stockholders vote “FOR” Diversa Proposal No. 7 to approve the amendment to Diversa’s certificate of incorporation to limit the personal liability of Diversa’s directors for monetary damages in a manner consistent with the limitations currently set forth in Diversa’s bylaws has a direct interest in the approval of Proposal No. 7 by virtue of their positions as directors of Diversa.

The affirmative vote of the holders of a majority of the outstanding shares of Diversa’s common stock on the record date for the Diversa annual meeting will be required to approve this amendment to Diversa’s certificate of incorporation. As a result, abstentions and broker non-votes will have the same effect as negative votes.

THE DIVERSA BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT DIVERSA’S STOCKHOLDERS VOTE “FOR” DIVERSA PROPOSAL NO. 7 TO APPROVE AN AMENDMENT TO DIVERSA’S CERTIFICATE OF INCORPORATION TO LIMIT THE PERSONAL LIABILITY OF DIVERSA DIRECTORS IN A MANNER CONSISTENT WITH THE LIMITATIONS CURRENTLY SET FORTH IN DIVERSA’S BYLAWS.

Diversa Proposal No. 8: Approval of Possible Adjournment of the Diversa Annual Meeting

If Diversa fails to receive a sufficient number of votes to approve Diversa Proposal No. 1 Diversa may propose to adjourn the Diversa annual meeting, for a period of not more than 30 days, for the purpose of soliciting additional proxies to approve Diversa Proposal No. 1. Diversa currently does not intend to propose adjournment at the Diversa annual meeting if there are sufficient votes to approve Diversa Proposal No. 1. The affirmative vote of the holders of a majority of the shares of Diversa common stock having voting power present in person or represented by proxy at the Diversa annual meeting is required to approve the adjournment of the Diversa annual meeting for the purpose of soliciting additional proxies to approve Diversa Proposal No. 1.

THE DIVERSA BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT DIVERSA’S STOCKHOLDERS VOTE “FOR” DIVERSA PROPOSAL NO. 8 TO ADJOURN THE ANNUAL MEETING, IF NECESSARY, TO SOLICIT ADDITIONAL PROXIES IF THERE ARE NOT SUFFICIENT VOTES IN FAVOR OF DIVERSA PROPOSAL NO. 1.

DIVERSA’S MANAGEMENT

Name	Age	Position
Edward T. Shonsey	61	Chief Executive Officer
William H. Baum	62	Executive Vice President
Anthony E. Altig	51	Senior Vice President, Finance, Chief Financial Officer, and Secretary
R. Patrick Simms	63	Senior Vice President, Operations

Mr. Edward T. Shonsey joined Diversa in January 2003 as Senior Vice President, Internal Development, was promoted to Executive Vice President, Internal Development in February 2004, and became the Chief Executive Officer on an interim basis in October 2005. Mr. Shonsey held several positions with Syngenta (formerly Novartis), an agribusiness company, from 1995 to 2002, including President of Syngenta Seeds Inc. Earlier while at Syngenta, Mr. Shonsey was responsible for leading research, product development, and regulatory teams to develop new product lines and to access new markets. Mr. Shonsey also served in executive financial and operations positions with Pioneer Hi-Bred International, a plant biology company (now a subsidiary of DuPont), and Proctor & Gamble, a consumer products company. Mr. Shonsey received a B.S. from Marquette University and an M.B.A. from Creighton University.

Mr. William H. Baum joined Diversa in August 1997 as Vice President, Sales and Marketing, and was promoted to Senior Vice President, Business Development in November 1999 and to Executive Vice President in July 2002. Mr. Baum was Vice President of Global Sales and Marketing with International Specialty Products, a specialty chemical company, from July 1993 to August 1997. Prior to joining International Specialty, Mr. Baum was with Betz Laboratories, also a specialty chemical company, for 20 years in a variety of international and domestic executive management positions, including Executive Vice President of European Operations and as Managing Director of Betz GmbH. In addition, Mr. Baum serves as a director for Genomatica, a private biotechnology company. Mr. Baum received a B.S. from Widener University.

Mr. Anthony E. Altig has served as Diversa’s Senior Vice President, Finance, Chief Financial Officer, and Secretary since December 2004. Prior to joining Diversa, Mr. Altig served as the Chief Financial Officer of Maxim Pharmaceuticals, a public biopharmaceutical company, from 2002 to 2004. From 2000 to 2001, Mr. Altig served as the Chief Financial Officer of NBC Internet, Inc., a leading internet portal company, which was acquired by General Electric. Mr. Altig’s additional experience includes his role as the Chief Accounting Officer at USWeb Corporation, as well as his experience serving biotechnology and other technology companies during his tenure at both PricewaterhouseCoopers and KPMG. In addition, Mr. Altig serves as a director and chair of the Audit Committee for MultiCell Technologies, a public biopharmaceutical company. Mr. Altig received a B.B.A. from the University of Hawaii.

Mr. R. Patrick Simms has served as Diversa’s Senior Vice President, Operations since October 1998. He served as Diversa’s Vice President, Process Engineering and Manufacturing from February 1997 to October 1998. Mr. Simms served as Senior Vice President, Business Development and Manufacturing, at Biosys, Inc., an agricultural biotechnology company focusing on natural insecticide products, from March 1990 to February 1997. From December 1984 to March 1990, Mr. Simms served as Vice President, Commercial Operations, at Genencor International, Inc., a biotechnology company focusing on industrial enzymes. Prior to joining Genencor, Mr. Simms spent 18 years with A.E. Staley in a wide range of technical and operational positions. Mr. Simms received a B.S. from West Virginia University.

EXECUTIVE COMPENSATION OF DIVERSA

Compensation Discussion and Analysis

The principal objectives of Diversa’s executive compensation program are to attract, retain and promote talented, high-caliber, executive-level employees, and motivate them to achieve complex and challenging performance objectives deemed critical to the long-term success of Diversa.

Diversa incentivizes and rewards the members of its executive management team for their ability to:

•	improve Diversa’s organizational effectiveness;

•	achieve Diversa’s annual operational, sales and financial performance objectives; and

•	meet important strategic milestones.

Diversa believes this is the most effective way to ensure that its executives’ efforts are continually aligned with the interests of its shareholders.

Diversa develops its executive compensation programs to be fair, reasonable, appropriately balanced between long and short term incentives, and competitive as compared to executives with similar responsibilities at comparably-sized companies in its industry. In particular, Diversa attempts to ensure that its executive compensation levels are attractive as compared to those of executives employed by other companies with headquarters in Diversa’s geographic region of San Diego, California.

The elements of Diversa’s executive compensation program include

•	a competitive salary;

•	benefit and bonus package;

•	restricted stock awards;

•	stock option grants; and

•	other perquisites.

Among its responsibilities, the compensation committee of Diversa’s board of directors reviews its compensation program annually at its regularly-scheduled meeting in December. The goal of this review process is to ensure that the types of compensation, the proportions of base pay and incentive-based compensation and the combined value of the total compensation package each of its executives, directors and employees receives are maintained at the levels of competitiveness Diversa has determined to be appropriate for it in relation to local and national trends for similar size companies in Diversa’s industry.

Diversa performs its annual compensation assessment using input from two separate, industry-specific compensation surveys that are conducted each year by widely-recognized compensation and human resource planning organizations with expertise in Diversa’s industry. Diversa retains the services of an outside compensation expert to compile and analyze the data from the surveys, and also from supplemental sources, which primarily include compensation information from other companies’ proxy statements, as well as other publicly available information from companies similar to Diversa. Diversa retains its compensation expert under a one-year, renewable consulting agreement, which Diversa reviews and modifies each year to reflect upcoming support needs it anticipates based on the projected growth of Diversa, if any, its succession planning needs, changes in the levels of responsibility for executives or other key employees, anticipated turnover among key employees or directors, or structural changes Diversa may be planning or contemplating.

Based on the informational needs Diversa identifies, its compensation expert develops and analyzes relevant competitive marketplace trends and benchmarking information from the surveys and sources of supplemental information he compiles. Diversa’s human resources organization reviews the consultant’s assessments when complete, and uses information from them to develop a set of compensation proposals for the upcoming calendar year. The proposals, which are reviewed by Diversa’s Chief Executive Officer, form the basis for compensation recommendations he makes to the Diversa compensation committee for its named executive officers. Diversa’s corporate governance procedures preclude named executive officers from directly influencing compensation decisions that may affect them; therefore, the process of determining Diversa’s Chief Executive Officer’s compensation differs insofar as he has no oversight and does not provide compensation information or recommendations to the Diversa compensation committee on his behalf, nor is he a party to the Diversa compensation committee’s deliberations or decision-making with respect to Chief Executive Officer compensation matters, which occur in executive session during the Diversa compensation committee’s December meeting.

In addition to reviewing Diversa’s compensation recommendations as described above, and agreeing upon its compensation program for the upcoming year at the December meeting, the Diversa compensation committee also conducts a regularly scheduled meeting in February to set the performance goals and objectives for the upcoming reporting year for each of its named executive officers, and to review their performance against objectives for the year just ended. The goal of these reviews is to determine the incentive award levels each named executive officer will receive for their past year’s performance and establish the new goals and objectives their performance will be measured against for the upcoming year.

Types of Executive Compensation for the 2006 Reporting Year

A significant proportion of Diversa’s executives’ 2006 compensation is incentive-based (i.e., dependent upon achieving certain performance objectives identified as part of Diversa’s business planning process). Diversa’s compensation program is comprised of four categories.

Salary

Salaries are the principal means Diversa uses to provide regularly-paid compensation to Diversa’s executive officers. Diversa’s salary levels are determined based on competitive industry practices, which are assessed each year based on industry survey data. Diversa’s compensation committee reviews the salaries of its named executive officers annually to ensure that they are aligned with the levels of responsibility Diversa’s executives have in their current positions and remain at or above appropriate levels of competitiveness for companies similar to ours. The annual salaries paid to Diversa’s executives in 2006 reflected competitive, market-based amounts determined through its annual survey and compensation review process, discussed further in “Executive Compensation Planning for the 2006 Reporting Year”. Diversa’s executives’ salaries were increased in 2006 from the prior year for normal cost of living increases, and to ensure that salary levels remained at competitive levels deemed appropriate for the size and complexity of Diversa and the responsibilities of its executives.

Stock Awards

Diversa’s executive compensation program includes a provision for annual grants of long-term incentive compensation in the form of stock option grants upon hire, followed by annual grants of options or restricted stock awards thereafter. Diversa had no newly-hired executives in 2006. Diversa’s stock option grants and restricted stock awards have been granted under Diversa’s 1997 Equity Incentive Plan. The amount of options or restricted stock awarded is determined each year by the Diversa compensation committee with input from Diversa’s human resources organization. Diversa’s board of directors reviews the Diversa compensation committee’s recommendations and approves the awards each year at the February board meeting. The granting of long-term incentive awards is a prevalent industry practice for executives in the San Diego, California region where Diversa is currently headquartered. Diversa’s current practice of awarding restricted shares to its executives after their initial year of service stems from Diversa’s belief that stock awards represent a more tangible form of investment and ownership in Diversa, thus providing a strong long-term performance incentive to its executives. Diversa’s goal is to provide its executives with levels of long-term equity incentives consistent with the top one-third of biotechnology industry participants according to Diversa’s annual surveys of executive compensation. Diversa attempts to provide its executives with these levels of long-term equity incentives principally to:

•	Provide an appropriate balance between immediate rewards and long-term incentives to instill proper focus on achieving Diversa’s annual operating objectives and its critical strategic priorities.

•	Align the interests of Diversa’s executive team with those of its shareholders through a material ownership interest in Diversa’s company’s stock.

•	Provide strong and sustained long-term incentives to retain Diversa’s executives and key employees whose knowledge and experience Diversa deems critical to achieving its business plans.

•	Assure that Diversa’s executives’ compensation packages properly support its goal of shareholder wealth maximization.

Diversa’s stock awards are approved by its compensation committee and ratified by the Board at its February meeting in accordance with the provisions of FASB No. 123(R), “Share-Based Payment,” which is a revision of FASB No. 123, “Accounting for Share-based Compensation”.

The vesting process that governs restricted stock awards is generally the same as that for options granted under Diversa’s long-term incentive program; i.e., 25% vesting on the first anniversary date of the grant, with the remaining 75% vesting in even increments over each of the next twelve successive quarters on the respective quarterly anniversary date of the grant.

Non-Equity Incentive Plan Compensation (Bonus Incentive Awards)

Diversa grants bonus incentive awards to each of its executive officers annually based on the attainment of certain critical business objectives identified as part of its annual planning process. Non-equity incentive awards for 2006 reflect amounts paid to Diversa’s executives in satisfaction of bonus objectives achieved for the 2005 reporting year, which were materially increased from the prior year as a result of its annual survey and compensation review process, which indicated that Diversa’s bonus awards had been granted at levels which, at that time, were below industry norms.

The objectives Diversa’s executives are responsible for achieving are established at the beginning of each reporting year by Diversa’s board of directors, with input from the Diversa compensation committee and its executives. Upon confirmation of Diversa’s year-end results, Diversa’s Chief Executive Officer reviews and makes bonus award recommendations for the executives and himself, which are then submitted to the Diversa compensation committee via Diversa’s human resources organization. The Diversa compensation committee enters into discussions with Diversa’s Chief Executive Officer regarding its executives’ past year performance, followed by a closed session to deliberate its Chief Executive Officer’s past year performance. Each of the bonus objectives Diversa’s executives are accountable for are weighted evenly for purposes of determining annual bonus awards. The number of annual goals and objectives comprising Diversa’s executives’ bonus plans are limited to those that, if successfully achieved within their respective area of responsibility, will most impact Diversa’s operating performance, strategic positioning and financial results. Upon evaluation, the Diversa compensation committee makes a determination as to the degree to which bonus objectives have been achieved for each executive. If Diversa’s executives are deemed to have completely achieved all of their annual bonus objectives, one hundred percent of the amount they are eligible to receive is awarded. If they partially achieve their objectives, or fail to achieve some or all of their objectives, the amounts they are awarded are pro-rated based on the percentage of their goals achieved. The target potential bonus payouts for Diversa’s executives range from 40% to 50% of base pay. Because Diversa’s executive bonus program does not include minimum thresholds or guaranteed minimum award amounts, bonus awards may vary from zero to 100% of eligibility. Although Diversa historically has not had a practice of granting bonus awards in excess of one hundred percent of eligibility, the Diversa compensation committee may, at its discretion, recommend additional bonus awards to its executives as circumstances warrant. For example, the Diversa compensation committee awarded Diversa’s Chief Executive Officer and Diversa’s Chief Financial Officer 145% and 150%, respectively, of each of their respective target bonuses for 2006, which were paid in 2007. Upon review of each executives’ past year performance, the Diversa compensation committee then meets with the Diversa board of directors at the February meeting to propose their recommendations, which, upon deliberation, are voted on by the Diversa board of directors. Among its responsibilities, the Diversa compensation committee also reviews its executives’ bonus levels annually to ensure that award amounts remain competitive as compared to industry norms for similar positions.

Perquisites

Executive perquisites constitute a nominal portion of Diversa’s executives’ total compensation package. As is customary for executives in Diversa’s industry, it provides certain dispensations to its executives to offset tax preparation and tax planning service fees they incur.

Executive Compensation Planning for the 2006 Reporting Year

Diversa updated its compensation plan for 2006 through two business processes: i) Diversa’s annual operating planning process, which, among its many purposes, is used to identify its named executives’ performance goals and objectives; and ii) Diversa’s compensation plan update, a process led by its Chief Executive Officer with support from Diversa’s finance, accounting and human resource organizations along with the support of its outside compensation consultant. Both of these processes commenced during the third quarter of 2005, and continued through until the beginning of 2006. At that time, Diversa’s annual compensation plan, details of its annual operating plan and targets, and its executive performance objectives for the upcoming year were recommended to the Compensation Committee and to the Diversa board of directors by Diversa’s Chief Executive Officer and voted upon at Diversa’s February 2006 board of directors’ meeting.

The basis for Diversa’s 2006 executive compensation recommendations started with its outside consultant, who Diversa engaged to gather market data for companies in its industry similar in size of workforce. Diversa compiled its comparative market data from three sources:

Biotech Employee Development Coalition

The Biotech Employee Development Coalition of San Diego, or BEDC, consists of more than 100 companies from the San Diego area. BEDC is a regionally recognized provider of human resources information to the San Diego life sciences industry. The BEDC sponsors an annual salary survey of San Diego biotechnology companies. Included in the survey are approximately one hundred and eighty benchmark positions for Research, Development, Manufacturing, Clinical/Regulatory, Marketing & Sales and Administration. The BEDC survey collects information on local compensation and benefit practices, as well as board of director’s compensation practices, executive pay and equity information.

Diversa utilizes the BEDC survey as primary input to its executive compensation survey comparisons for companies similar in size to ours that have their primary corporate headquarters located in the San Diego,

California vicinity. Diversa considers their data to be the principal benchmark for competitive executive compensation other than Chief Executive Officer-level executives in Diversa’s geographic region. Because of the availability of educated and skilled executive-level biotechnology workers in the San Diego region, which is one of the country’s major biotechnology “hubs,” Diversa’s ability to attract executive-level talent from its local San Diego region is one of its important priorities. As a result, Diversa consider the executive compensation levels identified in the BEDC survey as relevant and important, and use them as the basis for establishing executive compensation for its named executive officers other than Diversa’s Chief Executive Officer. For purposes of Diversa’s 2006 executive compensation analysis, it used data from the “2005 San Diego BEDC Compensation Survey.”

Radford Biotechnology Survey

Radford Surveys have been providing compensation market intelligence to the technology and life sciences industries for over thirty years. The Radford Surveys databases, which include more than two million incumbents, offer current, reliable data to over two thousand clients. Clients have access to survey data, tools and resources via the Radford Network, a client-only extranet with seven thousand registered users. Data from the Radford survey is used to develop compensation information for companies of all sizes and at all stages of development nationally.

Diversa uses the Radford survey as a secondary source of input. The Radford survey provides a broad, national-scope perspective on executive compensation for companies similar to ours. Diversa uses the information from the Radford survey to test the reasonableness of its executive compensation packages to ensure that they fall within competitive ranges as compared to national norms for Diversa’s industry. For purposes of Diversa’s 2006 executive compensation analysis, it used data from the “2005 Radford Biotechnology Executive Compensation Survey.”

2004/2005 Proxy Statements

Diversa collected Chief Executive Officer-level compensation information from 2004 and 2005 proxy statements of sixteen selected companies in the biotechnology industry it identified as being similar to Diversa based on their lines of business, markets they compete in, and the level of complexity of their operations. The purpose of this survey and ranking analysis was to determine the annual compensation level for Edward T. Shonsey, currently designated as Diversa’s Interim Chief Executive Officer. The data served as input to the Compensation Committee’s decision with respect to Mr. Shonsey to ensure that Mr. Shonsey’s compensation level fully reflected his new responsibilities as Interim Chief Executive Officer and was competitive when compared to other Chief Executive Officer compensation ranges.

The information Diversa collected from the three survey sources provided input to its compensation committee that helped identify the level of changes and revisions, if any, that needed to be made to its executive compensation plans to ensure that they remained competitive in 2006. Diversa’s analysis of the survey information led to the following assessments and conclusions regarding its executive compensation practices:

•

When compared with biotechnology companies in the San Diego, California region, the salary levels of Diversa’s executive officers, other than its Chief Executive Officer, exceeded the 75th percentile threshold for comparable positions as measured by the “2005 BEDC Compensation Survey”. When also compared to a broader cross-section of biotechnology companies in the U.S., as measured by the “2005 Radford Biotechnology Executive Compensation Survey, the survey also indicated that the compensation levels for Diversa’s executive officers, other than its Chief Executive Officer, were at competitive levels for its industry.

•

As measured by the “2005 Radford Biotechnology Executive Compensation Survey”, the long-term equity incentive awards Diversa grants to its executives were determined to be among the most competitive in the biotechnology industry.

•

When compared to Chief Executive Officer compensation data obtained from proxy statements of sixteen similar biotechnology companies, the annual compensation package awarded to Diversa’s Interim Chief Executive Officer was deemed to be within the range of other Chief Executive Officer compensation levels.

•

When compared with biotechnology companies in the San Diego, California region, the maximum potential bonus awards granted by the Diversa compensation committee, measured as a percent of base pay, were deemed to be competitive for Diversa’s executive officers other than its Chief Executive Officer; however, based on Diversa’s prior year performance, during 2005, the bonus amounts awarded fell below the maximum amounts. When measured by bonus payouts that Diversa actually awarded, Diversa fell below the biotechnology averages for similar positions in the “2005 BEDC Compensation Survey.”

Based on the survey results and analyses, Diversa’s compensation committee concluded that the salary levels for its executives in 2006 were competitive compared to industry norms. Beyond normal merit increases, which were granted in 2006 and were comparable to those in Diversa’s industry and region, annual increases in its executive compensation were not necessary. The Diversa compensation committee further determined that:

•	The first year compensation package granted to Mr. Shonsey, Diversa’s Interim Chief Executive Officer, was competitive and appropriate in view of his level of responsibility.

•	The level of long-term equity incentive awards Diversa grants to its executives is among the most competitive in the biotechnology industry.

•

The bonus amounts awarded to Diversa’s executives for the prior year had fallen below the biotechnology industry average, requiring a re-evaluation for 2006 as part of the Diversa compensation committee’s annual review at their December 2006 meeting. Diversa’s compensation committee determined at that time that bonus awards for 2006 (for satisfactory performance) would awarded at a higher, more competitive range, resulting in awards close to or above the “bonus potential” of between forty and sixty percent of executives’ annual salaries.

As more fully described in this joint proxy statement/prospectus, Diversa recently announced a merger agreement with Celunol. Assuming successful completion of this merger, the combined company resulting from the merger will be, in addition to a specialty enzymes company, a biofuels/cellulosic ethanol company with augmented capabilities that Diversa believes will accelerate the development of an economical process of producing cellulosic ethanol. While historically Diversa has benchmarked its executive compensation programs against similar companies in the biotechnology industry, Diversa will likely expand Diversa’s compensation surveys in 2007 and beyond to include companies which are not entirely specific to the biotechnology industry. For example, Diversa may also use studies relating to ethanol producers to benchmark compensation levels, which could result in changes to composition and /or amounts of compensation for its executive officers.

Federal Tax Consequences

Section 162(m) of the Internal Revenue Code of 1986, as amended, or the code, generally disallows a tax deduction to public companies for compensation in excess of $1 million paid to the corporation’s chief executive officer and four other most highly paid executive officers. Qualifying performance-based compensation will not be subject to the deduction limitation if certain requirements are met. Diversa periodically reviews the potential consequences of Section 162(m) and may structure the performance-based portion of its executive compensation to comply with certain exemptions in Section 162(m). However, Diversa reserves the right to use its judgment to authorize compensation payments that do not comply with the exemptions in Section 162(m) when it believes that such payments are appropriate and in the best interests of the stockholders, after taking into consideration changing business conditions or the officer’s performance.

Establishment of Incentive-based Goals and Objectives for the 2006 Reporting Year

Bonus Incentive Awards – 2006 Goal Setting

As noted previously, Diversa provides restricted stock and bonus incentives to each of its executives, awarded annually at the conclusion of Diversa’s reporting year. The awards are based on the achievement of certain goals and objectives each executive is responsible for over the course of the reporting year. The goals are identified by Diversa’s board of directors, with the concurrence of the executive team, at the start of its annual planning process. Diversa’s planning process is used to identify the key milestones and results the executives are to be measured against at the conclusion of the reporting year, and validate the importance each goal has in achieving its annual business plan. The principal goals comprising Diversa’s executives’ incentive plans for 2006 were to:

•

Position Diversa and its resources to capitalize on commercial opportunities in the cellulosic ethanol industry. The efforts of the executive team in this area recently resulted in the announcement of the execution of the merger agreement between Diversa and Celunol, on February 12, 2007. The parties intend, through the merger, which is expected to close in the second quarter of 2007, and the execution of the combined company business plan, to create the first industry competitor with integrated, end-to-end capabilities in pre-treatment, novel enzyme development, fermentation, and engineering and project development technologies to convert biomass into fuel ethanol in a commercial-scale operation.

•

Complete certain previously announced strategic reorganization activities that resulted in a downsizing of Diversa and the elimination and/or significant scale back of certain programs and lines of business that were not consistent with Diversa’s strategic focus, including those related to pharmaceutical products, fine chemicals, animal health, therapeutic antibody optimization, and small molecule drug discovery programs.

•	Improve Diversa’s financial operating performance and liquidity through various revenue, gross margin, cost and working capital improvement initiatives.

•

Continually upgrade and improve key functional support activities and business processes to ensure that Diversa has an effective business infrastructure and operating controls to support its business growth objectives.

At the completion of Diversa’s reporting year, each of its executives’ goals and objectives are evaluated in the manner discussed in “Non-Equity Incentive Plan Compensation (Bonus Incentive Awards)”, as noted above. In the process of evaluating its executives’ incentive awards for the prior year, the Diversa compensation committee also considers and gives weight to other factors that may have influenced its 2006 performance, including general economic trends, industry and competitive conditions, regulatory and legislative developments, changes in relationships with Diversa’s various manufacturing and distribution partners or marketing and selling partners or other conditions and situations that could have affected Diversa’s operations and financial results.

Summary Compensation Table

The following table shows for the fiscal year ended December 31, 2006 compensation awarded to or paid to, or earned by, Diversa’s Chief Executive Officer, Chief Financial Officer and certain of Diversa’s executive officers, whom Diversa refers to as “Diversa’s named executive officers.”

Name and Principal Position	Year	Salary ($)	Bonus ($) (1)		Stock Awards ($) (2)	Non-Equity Incentive Plan Compensation ($) (3)	All Other Compensation ($) (4)	Total ($)
Edward T. Shonsey	2006	366,637	263,000	(5)	622,945	—	10,943	1,263,525
Chief Executive Officer

Anthony E. Altig	2006	260,501	156,005	(5)	454,328	—	2,731	873,560
Senior Vice President, Finance, Chief Financial Officer, and Secretary

William H. Baum	2006	353,004	176,306	(6)	404,015	—	5,922	939,247
Executive Vice President

R. Patrick Simms	2006	281,370	108,190	(6)	346,573	—	2,502	738,635
Senior Vice President, Operations

(1)	Amounts reflect the cash component of bonuses paid to each named executive officer under Diversa’s annual bonus plan that were paid in lieu of the amounts that Diversa’s named executive officers would have earned by meeting the performance measures established under the annual bonus plan. As described in “—Compensation Discussion & Analysis,” bonuses awarded under Diversa’s annual bonus plans are set at a percentage of the base salaries of the named executive officers and generally awarded only when the performance objectives are met. In 2006, for achievement of certain corporate goals, each named executive officer was eligible to receive cash compensation equal to 70% of his designated target bonus amount, and, for achievement of certain personal goals, each named executive officer was eligible to receive 30% of his designated target bonus amount, payable in equal amounts of common stock and cash. Diversa’s compensation committee can, at its discretion, recommend to the Diversa board higher bonus amounts than those pre-established under Diversa’s annual bonus plan. For example, in recognition of the significant corporate accomplishments in 2006, including Diversa’s restructuring activities, Diversa’s board approved bonuses equal to 100% of the target amounts for Messrs. Baum and Simms without taking into account whether these officers met the performance measures set by Diversa’s board. In addition, the Diversa board entered into employment agreements with Messrs. Shonsey and Altig in connection with the execution of Diversa’s merger agreement with Celunol under which they each received compensation for performance in 2006 in lieu of amounts that they would have earned under the annual bonus plan. As required by SEC rules, Diversa has reported all amounts paid in lieu of the amounts earned by meeting the performance measure in the annual bonus plan in the “Bonus” column.
(2)	Amounts relate to stock awards and reflect the share-based compensation expense recognized for financial statement reporting purposes using the straight-line method in accordance with SFAS 123(R). Amounts include compensation costs recognized in 2006 with respect to awards granted both in 2006 as well as in previous fiscal years. Pursuant to SEC rules, the amounts shown here exclude the impact of estimated forfeitures related to service-based vesting conditions. These amounts reflect Diversa’s accounting expense for these awards and do not necessarily correspond to the actual value that may be recognized by the named executive officers. See Note 10 of the Notes to Consolidated Financial Statements included in Diversa’s Annual Report on Form 10-K filed on March 16, 2007, and incorporated by reference into this joint proxy statement/prospectus, for a discussion of the relevant assumptions used to determine the valuation of Diversa’s stock awards for accounting purposes. See the “Grants of Plan-Based Awards Table” for information on awards made in 2006.

(3)	Cash compensation awarded under Diversa’s annual bonus program are reflected in the “Bonus” column. See note (1) of “Summary Compensation Table.”
(4)	Amounts reflect costs reimbursed for tax preparation fees incurred by Diversa’s named executive officers in 2006.
(5)	Amounts reflect 100% of target bonuses awarded under the annual bonus program. The target bonuses for each of Messrs. Shonsey and Baum were set at 50% of their respective annual base salaries. See note (1) to “Summary Compensation Table.”
(6)	Amounts paid pursuant to Diversa’s employment agreements with Messrs. Shonsey and Altig that were executed in connection with Diversa’s pending merger with Celunol in lieu of amounts that would have been earned and paid to the applicable named executive officer under Diversa’s annual bonus plan. See “—Post-Employment Compensation.”

Employment Agreements

Post-Employment Compensation

The amount of compensation payable to each named executive officer upon voluntary termination, involuntary termination without cause, termination following a change of control or termination in the event of disability or death of the executive is shown below.

Payments made upon termination

Regardless of the manner in which a named executive officer’s employment terminates, the named executive officer is entitled to receive amounts earned during his term of employment, including salary and unused vacation pay.

Potential Payment under Employment Arrangements

Edward Shonsey

Under the terms of the of Diversa’s November 2005 employment offer letter with Mr. Shonsey, if Diversa terminates his employment at any time without cause, as defined in the letter agreement, he is entitled to receive severance compensation equal to 12 months of his then-current base salary. Assuming that Mr. Shonsey was terminated without cause on December 31, 2006, he would have been entitled to receive approximately $363,000 in severance compensation.

At the time of the execution of Diversa’s merger agreement with Celunol in February 2007, Diversa entered into an employment agreement with Mr. Shonsey that superseded his November 2005 employment offer letter. Under the term of the February 2007 agreement, Mr. Shonsey will resign his employment 60 days after the closing of the merger or on August 15, 2007, whichever occurs earlier. Diversa will pay Mr. Shonsey’s base salary and continue health insurance coverage for 12 months from the date of his termination. In addition, Mr. Shonsey was awarded a bonus of $263,000 for his performance in 2006. Mr. Shonsey will also receive $272,300 of retention incentive bonus following the effective date of his resignation of employment, contingent upon the closing of the merger.

Under the terms of Mr. Shonsey’s agreement, provided that he does not engage in certain prohibited actions following their termination of employment, Diversa will continue to allow vesting of his restricted stock awards on a quarterly basis over the two year period following termination.

Additionally, to the extent that Mr. Shonsey’s stock options are unexercised as of his termination, upon the occurrence of certain business-related contingencies to be developed by the Diversa board of directors in consultation with Mr. Shonsey, the unexercised options will be cancelled, and in consideration of the cancellation, he will receive a restricted stock bonus award for a number of shares with an equivalent, Black-

Scholes value of this cancelled options, as determined by shares with an equivalent Black-Scholes value of his cancelled options, as determined by Diversa’s accountants, which will assume that the cancelled options would otherwise have expired on March 1, 2009.

Anthony E. Altig

Under the terms of Diversa’s November 2004 employment offer letter with Mr. Altig, if Diversa terminates his employment at any time without cause, as defined in the letter agreement, he is entitled to receive severance compensation equal to six months of his then-current base salary. Assuming that Mr. Altig was terminated without cause on December 31, 2006, he would have been entitled to receive approximately $130,000 in severance compensation.

At the time of the execution of Diversa’s merger agreement with Celunol in February 2007, Diversa entered into an employment agreement with Mr. Altig that superseded his November 2004 employment offer letter. Under the term of the February 2007 agreement, Mr. Altig will resign his employment 60 days after consummation of the merger, or on August 15, 2007, whichever occurs earlier. Diversa will pay Mr. Altig’s salary and continue health insurance coverage for 12 months from the date of his termination. In addition, Mr. Altig was awarded a bonus of $156,005 for his performance in 2006. Mr. Altig will also receive a $225,000 retention incentive bonus following the effective date of his resignation of employment, contingent upon the closing of the merger.

Under the terms of Mr. Altig’s agreement, provided that he does not engage in certain prohibited actions following termination of employment, Diversa will continue to allow vesting of his restricted stock awards on a quarterly basis over the two year period following termination. Additionally, to the extent that Mr. Altig’s stock options are unexercised as of his termination, the unexercised options will be cancelled, and in consideration of the cancellation of his stock options Mr. Altig will automatically receive a restricted stock bonus award for a number of shares with an equivalent Black-Scholes value of his cancelled options, as determined by Diversa’s accountants, which valuation will assume that the cancelled options would otherwise have expired on March 1, 2009.

William H. Baum

Under Diversa’s employment offer letter with Mr. Baum, if Diversa terminates his employment at any time without cause, as defined in the letter agreement, he is entitled to receive severance compensation equal to six months of his then-current base salary, and Diversa will continue to pay his employee benefits until he commences new employment. Assuming that Mr. Baum was terminated without cause on December 31, 2006, he would have been entitled to receive approximately $176,300 in severance compensation and benefits.

R. Patrick Simms

Under Diversa’s employment offer letter with Mr. Simms, if Diversa terminates his employment at any time without cause, as defined in the letter agreement, he is entitled to receive severance compensation equal to six months of his then-current base salary, and Diversa will continue to pay his employee benefits until he commences new employment. Assuming that Mr. Simms was terminated without cause on December 31, 2006, he would have been entitled to receive approximately $135,200 in severance compensation and benefits.

Grants of Plan-Based Awards

The following table sets forth certain information regarding grants of plan-based awards to Diversa’s named executive officers during the year ended December 31, 2006.

Name	Grant Date		Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1)			All Other Stock Awards: Number of Shares of Stock or Units (#) (2)	Grant Date Fair Value of Stock and Option Awards ($) (3)
			Threshold A ($)	Target ($)	Maximum ($)
Edward T. Shonsey	2/15/06 2/15/06 2/15/06	(4) (5) (6)	N/A	—	N/A	— 2,687 88,448 11,786	— 18,513 609,407 81,205
Anthony E. Altig	2/15/06 2/15/06 2/15/06	(4) (5) (6)	N/A	—	N/A	— 1,030 62,250 11,786	— 7,097 428,902 81,205
William H. Baum	2/15/06 2/15/06 2/15/06	(4) (5) (6)	N/A	—	N/A	— 1,156 78,850 11,786	— 7,965 543,277 81,205
R. Patrick Simms	2/15/06 2/15/06 2/15/06	(4) (5) (6)	N/A	—	N/A	— 1,158 62,250 11,786	— 7,979 428,903 81,205

(1)	In 2006, the target bonuses established under Diversa’s annual bonus plan for meeting certain corporate goals for Messrs. Shonsey, Altig, Baum and Simms were $127,049, $72,802, $123,414 and $75,733, respectively. In 2006, the target bonuses for meeting certain personal goals for Messrs. Shonsey, Altig, Baum and Simms were $54,330, $31,201, $52,892 and $32,457, respectively. Due to Diversa’s restructuring activities and in connection with its pending merger with Celunol, the board awarded bonuses that were at or exceeded 100% of the target bonus of each named executive officer without taking into consideration whether the corporate goals or personal goals were attained. See notes (1), (5) and (6) in “Summary Compensation Table.”
(2)	These grants of restricted stock awards reflect the equity component of compensation paid to the named executive officers pursuant to Diversa’s annual bonus plan for performance during 2005. The restrictions on these restricted stock awards lapsed on the date of grant.
(3)	Amounts represent the full grant date fair value of restricted stock awards under SFAS 123(R) granted to Diversa’s named executive officers in 2006. The fair value for these awards was calculated using the closing price of Diversa’s common stock of $6.89 per share on the grant date. The full grant date fair value is the amount that Diversa would expense in its financial statements over the award’s vesting schedule. See note 10 of the of the Notes to Consolidated Financial Statements included in Diversa’s Annual Report on Form 10-K filed on March 16, 2007 and incorporated by reference in this joint proxy statement/prospectus for a discussion of the relevant assumptions used to determine the valuation of Diversa’s stock awards for accounting purposes. These amounts reflect the company’s accounting expense for these awards and do not correspond to the actual amounts that will be recognized by Diversa’s named executive officers.
(4)	These grants of restricted stock awards reflect the equity component of compensation paid out to each of Diversa’s named executive officers pursuant to Diversa’s annual bonus plan for performance during 2005. The restrictions on these restricted stock awards lapsed on the date of grant.
(5)	These restricted stock awards reflect the equity component of compensation paid to Diversa’s named executive officers under Diversa’s annual bonus plan for performance in 2005. The restrictions on these restricted stock awards lapsed on the date of grant.

(6)	These restricted stock awards were granted to Diversa’s named executive officers as part of its broad-based annual “reload” stock award grants. The restrictions on 25% of the shares subject to these grants lapse on the first anniversary of the grant date and the restrictions on the remaining 75% of shares lapse over the next three years in equal installments on a quarterly basis.
(7)	In view of the significant transition that Diversa experienced in 2006, most notably Diversa’s restructuring activities, Diversa’s board of directors awarded Diversa’s named executive officers additional stock awards to further incentivize them. The restrictions on 25% of the shares subject to these grants lapse on the first anniversary of the grant date and the restrictions on the remaining 75% of shares lapse over the next three years in equal installments on a quarterly basis.

Outstanding Equity Awards at December 31, 2006

The following table sets forth certain information regarding outstanding equity awards held by Diversa’s named executive officers at December 31, 2006.

	Option Awards (1)					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)/Share	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($) (2)
Edward T. Shonsey	187,500 135,698 13,863	12,500 — —	— — —	7.63 10.05 6.53	2/5/2013 2/12/2014 2/24/2015	166,209	1,808,354
Anthony E. Altig	75,000	75,000	—	8.91	12/13/2014	74,036	805,511
William H. Baum	45,000 90,000 51,563 127,207 10,410	— — 3,437 — —	— — — — —	19.50 14.35 7.63 10.05 6.53	12/13/2010 12/20/2011 2/5/2013 2/12/2014 2/24/2015	107,511	1,169,720
R. Patrick Simms	20,667 28,200 28,200 51,563 79,962 8,380	— — — 3,437 — —	— — — — — —	2.02 19.50 14.35 7.63 10.05 6.53	10/26/2009 12/13/2010 12/20/2011 2/5/2013 2/12/2014 2/24/2015	90,911	989,112

(1)

Stock option awards were granted under Diversa’s 1997 Equity Incentive Plan. Stock option awards expire on the 10th anniversary of the grant date. The vesting schedule for options granted under Diversa’s 1997 Equity Incentive Plan vest as follows: on the first anniversary of the grant date, 25% of the shares subject to stock option awards vests, with the remaining 75% of shares to vest in equal installments over the next three years on a quarterly basis.

(2)	The values in this column are based on the $10.88 per share closing sales price of Diversa’s common stock on the NASDAQ Stock Market on December 29, 2006, the last trading day of 2006.

Option Exercises and Stock Vested

The following table sets forth certain information regarding option exercises and stock vested during the year ended December 31, 2006.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Edward T. Shonsey	—	—	43,485	384,384
Anthony E. Altig	—	—	1,030	7,097
William H. Baum	137,064	1,246,955	14,281	117,015
R. Patrick Simms	15,000	93,145	14,283	117,028

Pension Benefits

None of Diversa’s named executive officers participate in or have account balances in qualified or non-qualified defined benefit plans sponsored by Diversa. Diversa’s compensation committee may elect to adopt qualified or non-qualified benefit plans in the future if it determines that doing so is in Diversa’s best interests.

Nonqualified Deferred Compensation

None of Diversa’s named executive officers participate in or have account balances in nonqualified defined contribution plans or other nonqualified deferred compensation plans maintained by Diversa. Diversa’s compensation committee may elect to provide Diversa’s officers and other employees with non-qualified defined contribution or other nonqualified deferred compensation benefits in the future if it determines that doing so is in Diversa’s best interests.

Compensation of Non-Employee Directors

During 2006, each of Diversa’s non-employee director received an annual retainer of $25,000, a fee of $1,500 per board meeting attended, and a fee of $1,000 per meeting for committee participation. Directors who served as committee chairpersons for board committees received an additional fee of $1,000 per committee meeting, with the chairperson of the audit committee receiving an additional retainer of $7,500. In the year ended December 31, 2006, the aggregate fees paid to all non-employee directors for service on Diversa’s board was $288,500. In accordance with Diversa’s policy, Diversa also reimburses members of its board of directors for expenses they incur in attending board and committee meetings.

In addition to the cash retainer and meeting fees, Diversa also granted equity awards to its non-employee directors under its 2005 Non-Employee Directors’ Equity Incentive Plan. The chairman of Diversa’s board of directors received a stock option exercisable for up to 35,000 shares of Diversa’s common stock and each other non-employee director of Diversa received a stock option exercisable for up to 25,000 shares of Diversa’s common stock. These options have a 10-year term, an exercise price equal to the closing sales price of Diversa’s common stock on the date of grant, and vest follows: 25% of the shares subject to such options vest on the first anniversary of the grant date, with the remaining 75% of shares to vest in equal installments over the next three years on a quarterly basis. Only Diversa’s non-employee directors are eligible to receive options under its 2005 Non-Employee Directors’ Equity Incentive Plan. Options granted under the 2005 Non-Employee Directors’ Equity Incentive Plan are intended by Diversa not to qualify as incentive stock options under the Code. Stock awards and awards of stock options under Diversa’s 2005 Non-Employee Directors’ Equity Incentive Plan are discretionary.

The following table sets forth information with respect to fees paid to or earned by and the value of option awards granted to Diversa’s directors for the year ended December 31, 2006.

Name	Fees Earned or Paid in Cash ($)	Option Awards ($) (1)		Total ($)
James H. Cavanaugh, Ph.D.	45,500	153,727	(2)	199,227
Peter Johnson	45,500	109,805	(3)	155,305
Fernand Kaufmann, Ph.D.	48,500	109,805	(3)	158,306
Mark Leshly	50,500	109,805	(3)	160,305
Melvin I. Simon, Ph.D.	38,500	109,805	(3)	148,305
Cheryl A. Wenzinger	60,000	109,805	(3)	169,805

(1)	The entries in this column reflect the dollar amounts recognized for financial statement reporting purposes with respect to the 2006 fiscal year for the fair value of restricted stock awards granted in 2006 as well as prior fiscal years, in accordance with SFAS 123(R), and include an estimated five percent forfeiture rate. See note 10 of the of the Notes to Consolidated Financial Statements included in Diversa’s Annual Report on Form 10-K filed on March 16, 2007, and incorporated by reference into this joint proxy statement/prospectus, for a discussion of the relevant assumptions used to determine the valuation of Diversa’s option awards for accounting purposes.
(2)	The grant date full value of these option awards is $161,818, based on the closing price of Diversa’s common stock on the grant date of $8.90 per share.
(3)	The grant date full value of these option awards is $115,584, based on the closing price of Diversa’s common stock on the grant date of $8.90 per share.

Compensation Committee Report (1)

The compensation committee has reviewed and discussed with management the Compensation Discussion and Analysis, or CD&A, contained in this joint proxy statement/prospectus and in Diversa’s Annual Report on Form 10-K filed on March 16, 2007. Based on this review and discussion, the compensation committee has recommended to the Board of Directors that the CD&A be included in Diversa’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006.

Compensation Committee

Mr. Peter Johnson (Committee Chair)

Dr. James H. Cavanaugh

Dr. Fernand Kaufmann

(1)	The material in this report is not “soliciting material,” is not deemed “filed” with the Securities and Exchange Commission, and is not to be incorporated by reference into any filing of Diversa under the Securities Act or the Exchange Act.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS OF DIVERSA

The following includes a summary of transactions since January 1, 2004 to which Diversa has been a party, in which the amount involved in the transaction exceeded $120,000, and in which any of its directors, executive officers or beneficial owners of more than five percent of Diversa’s common stock had or will have a direct or indirect material interest, other than equity and other compensation, termination, change-in-control and other arrangements, which are described under “Executive Compensation of Diversa.” Diversa believes the terms obtained or consideration that it paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

Policies and Procedures for Related-Person Transactions

Under Diversa’s amended audit committee charter, all “related-persons transactions” must receive the approval of its audit committee. In accordance with the SEC requirements, a “related-person transaction” is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which Diversa and any “related person” are participants involving an amount that exceeds $120,000. A related person is any executive officer, director, or a holder of more than five percent of Diversa’s common stock, including any of their immediate family members, and any entity owned or controlled by such persons.

In considering related-person transactions, Diversa’s audit committee takes into account the relevant available facts and circumstances including, but not limited to (i) the risks, costs and benefits to Diversa, (ii) the impact on a director’s independence in the event the related person is a director, immediate family member of a director or an entity with which a director is affiliated, (iii) the terms of the transaction, (iv) the availability of other sources for comparable services or products and (v) the terms available to or from, as the case may be, unrelated third parties or to or from Diversa’s employees generally. In the event a director has an interest in the proposed transaction, Diversa’s audit committee requires the director to recuse himself or herself from the deliberations and approval. In determining whether to approve, ratify or reject a related-person transaction, Diversa’s audit committee considers, in light of known circumstances, whether the transaction is in, or is not inconsistent with, the best interests of Diversa and its stockholders, as the audit committee determines in the good faith exercise of its discretion.

Independence of the Board of Directors

As required under the listing standards of the NASDAQ Stock Market, a majority of the members of a listed company’s board of directors must qualify as “independent,” as affirmatively determined by the board of directors. After review of all relevant transactions or relationships between each director, or any of his or her family members, and Diversa, its senior management and its independent registered public accountants, the Diversa board of directors affirmatively has determined that all of its directors are independent directors within the meaning of the applicable NASDAQ Stock Market listing standards, except for Dr. Simon, who served as a Resident Scientific Advisor on a part-time basis until December 31, 2004.

Tax Reimbursements

In November 1999, Diversa’s board of directors implemented a program to allow optionees to early exercise stock options prior to vesting. Six optionees, including Jay M. Short, Ph.D., Diversa’s former president, chief executive officer, chief technology officer and director, Karin Eastham, Diversa’s former senior vice president, chief financial officer and secretary, William H. Baum, Diversa’s current executive vice president, and Melvin I. Simon, Ph.D., a current member of Diversa’s board of directors, purchased shares of Diversa’s common stock pursuant to this program. This stock was subject to repurchase restrictions which lapsed over the same period as the predecessor stock options would have vested. As part of Diversa’s agreement to amend the options, Diversa agreed to prepare tax election forms for the benefit of these optionees. These tax election forms were not timely filed and, as a result, these optionees were exposed to substantial potential tax liabilities. In order to minimize the potential adverse tax consequences to these optionees, on February 7, 2000, Diversa’s board of directors removed the stock repurchase restrictions on approximately 207,000 shares and agreed to advance funds to these optionees in an amount necessary to provide the cash to pay the individual tax liabilities that resulted from removal of the repurchase restrictions. After consideration of each optionee’s individual tax situation and in order to fairly rectify the effect of Diversa’s failure to timely prepare these tax election forms, Diversa compensated two optionees, Ms. Eastham and Dr. Simon, in amounts of approximately $92,000 and $159,000, respectively, for the permanent tax liabilities associated with Diversa’s failure to complete the filings. Diversa’s board of directors also agreed to make full recourse secured loans to these optionees to assist with temporary differences in taxation. The loans carried a market interest rate and were due in 2006. As of December 31, 2006, none of these loans were outstanding. In 2004, following Ms. Eastham’s termination of employment, Diversa canceled the note evidencing the loan made to Ms. Eastham in exchange for a lump-sum payment of $179,175 intended to repay Diversa the discounted value of the remaining $259,507 principal balance of the loan.

Syngenta

On February 20, 2003, Diversa completed a series of agreements with Syngenta Participations AG, or Syngenta, and Torrey Mesa Research Institute, or TMRI, a wholly-owned subsidiary of Syngenta. Under the transactions, the companies formed an extensive research collaboration whereby Diversa was entitled to receive a minimum of $118,000,000 in research and development funding over the initial seven-year term of the related research collaboration agreement and was eligible to receive certain milestone payments and royalties upon product development and commercialization Additionally, Diversa acquired certain intellectual property rights licenses from Syngenta used in activities conducted at TMRI. Diversa also purchased certain property and equipment from TMRI and assumed certain miscellaneous liabilities under equipment maintenance contracts. One of Syngenta’s affiliates, Syngenta Seeds AG, held approximately 5.4% of Diversa’s outstanding common stock immediately prior to the close of the transactions. Upon closing, Diversa issued to Syngenta and TMRI a total of 6,034,983 shares of common stock and a warrant to purchase up to 1,293,211 shares of Diversa’s common stock at $22.00 per share that is exercisable for ten years starting in 2008. The total value of the acquisition was approximately $74,000,000, including transaction fees. The value of Diversa’s common stock used in determining the purchase price was $11.44 per share based on the average of the closing prices of Diversa’s common stock for a range of five trading days—two days prior to, two days subsequent to, and the announcement date for the transactions of December 4, 2002. The value of the warrant issued was determined by a third party valuation. The transaction was accounted for as an asset purchase under accounting principles generally accepted in the United States. On December 31, 2006, Diversa entered into a license and research agreement to supersede and replace the aforementioned research collaboration. This license and research agreement is focused on the discovery and development of a range of novel enzymes to convert pre-treated cellulosic biomass to mixed sugars economically—a critical step in the process of biofuel production. Under the terms of the new 10-year agreement, Syngenta will provide Diversa guaranteed research funding of a minimum of $8 million in each of 2006 and 2007. Diversa is also eligible to receive certain milestone and royalty payments aligned to product development success.

Voting and Lock-up Agreements

Diversa has entered into voting agreements and lock-up agreements with its directors, officers and certain beneficial holders of more than 5% of its common stock in connection with the merger agreement. See the section entitled “Agreements Related to the Merger Agreement—Voting Agreements” and “Agreements Related to the Merger Agreement—Lock-up Agreements” for more details.

Employment Agreements

Diversa has entered into employment agreements with its executive officers, as more fully described in the section entitled “Executive Compensation of Diversa—Employment Agreements.” Diversa has also entered into an employment letter agreement with Carlos A. Riva, who will become Diversa’s chief executive officer and president upon consummation of the merger, as more fully described in the section entitled “Agreements Related to the Merger Agreement—Carlos A. Riva Employment Letter Agreement.”

Severance and Change of Control Arrangements

Some of Diversa’s executive officers are entitled to certain severance and change of control benefits, as more fully described in the section entitled “Executive Compensation of Diversa—Potential Payments upon Termination or Change in Control.”

On October 26, 2005, Diversa entered into a separation agreement with Dr. Short, Diversa’s former president, chief executive officer, chief technology officer and director, who resigned effective October 5, 2005. Under the terms of the separation agreement, Dr. Short continued to receive his base salary for a period of 12 months from October 6, 2005, the effective date of his resignation, and an additional twelve months of vesting with respect to his unvested stock options and restricted stock award.

Stock Options Granted to Executive Officers and Directors

Diversa has granted stock options to its executive officers and directors, as more fully described in the section entitled “Executive Compensation of Diversa.”

Indemnification Agreements

As permitted by Delaware law, Diversa has entered into indemnity agreements with each of its directors and executive officers. Under these indemnity agreements, Diversa must indemnify its directors and executive officers against expenses, judgments, fines, settlements and other amounts incurred (including expenses of a derivative action) in connection with any proceeding, whether actual or threatened, in the event such director or officer has been made a party to any proceedings by reason of the fact that such person is or was a director or an executive officer of Diversa or any of its affiliated enterprises. Diversa’s obligation to indemnify its directors and officers only apply if such director or officer acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of Diversa and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification by any of Diversa’s directors or executive officers.

Diversa also maintains directors’ and officers’ liability insurance for the benefit of its directors and certain of its officers.

MATTERS BEING SUBMITTED TO A VOTE OF CELUNOL SECURITYHOLDERS

Celunol Proposal No. 1: Adoption of the Merger Agreement

At the Celunol special meeting and any adjournment or postponement thereof, Celunol stockholders will be asked to consider and vote upon a proposal to approve the merger agreement. The merger agreement provides that at the effective time of the merger, merger sub will be merged with and into Celunol. Upon the consummation of the merger, Celunol will continue as the surviving corporation and will be a wholly owned subsidiary of Diversa. The terms of, reasons for and other aspects of the merger agreement are described in detail in the other sections of this joint proxy statement/prospectus.

Required Vote

Celunol cannot complete the merger unless the merger agreement is approved by the affirmative vote of (a) the holders of a majority of the shares of Celunol common stock and Celunol preferred stock outstanding on the record date and entitled to vote at the Celunol special meeting, voting as a single class, and (b) the holders of a majority of the shares of Celunol preferred stock outstanding on the record date and entitled to vote at the Celunol special meeting, voting as a single class.

CELUNOL’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE ADOPTION OF THE MERGER AGREEMENT.

DIVERSA’S BUSINESS

Overview

Since 1994, Diversa has pioneered the development of high-performance specialty enzymes for a variety of industrial applications. Diversa believes it possesses the world’s broadest array of enzymes derived from bio-diverse environments as well as patented DirectEvolution® technologies. Diversa employs its enzyme discovery and evolution technologies to enable higher throughput, lower costs, and improved environmental outcomes. In addition to Diversa’s internal and partnered research and development programs, Diversa has a portfolio of commercialized enzyme products that generated $15.9 million in revenues to Diversa in 2006, as well as several late-stage product candidates that either Diversa or its partners expect to launch in the next several years. While Diversa’s technologies have the potential to serve many large markets, its key areas of focus for internal product development are (i) integrated solutions for the production of cellulosic biofuels, such as cellulosic ethanol and (ii) specialty enzymes for: biofuels, specialty industrial processes, and health and nutrition. Diversa has formed alliances with market leaders, such as BASF, Bunge Oils, Cargill Health and Food Technologies, DSM, DuPont Bio-Based Materials, Syngenta AG, and Xoma, to complement its internal product development efforts. Diversa has two inactive subsidiaries, Innovase LLC and TNEWCO Inc.

Diversa was incorporated in Delaware in December 1992 under the name Industrial Genome Sciences, Inc. In August 1997 Diversa changed its name to Diversa Corporation. In January 2006, following a comprehensive review of its operations, Diversa announced a strategic reorganization designed to focus its resources on advancing Diversa’s most promising products and product candidates in three key areas: alternative fuels; specialty industrial processes; and health and nutrition. In January 2007, in connection with an announcement of Diversa’s refocused collaborative agreement with Syngenta, it announced a new strategy of vertical integration within biofuels to allow it to better capture the value that Diversa believes its technology will bring to this emerging market.

CELUNOL’S BUSINESS

Ethanol Industry Overview

Ethanol is a clean-burning, high-octane fuel that is produced from the fermentation of carbohydrates such as grains, starches and sugars. The two largest producers of ethanol are the United States and Brazil. In the United States, ethanol is produced primarily from corn and in Brazil ethanol is produced primarily from sugar. In the U.S. it has been used primarily as a gasoline additive to comply with air emissions regulations by reducing emissions of carbon monoxide and nitrogen oxide. According to the Renewable Fuels Association, or the RFA, the national trade association for the United States ethanol industry, as of January 1, 2007, there were 110 ethanol plants in the U.S. having a combined production capacity of more than 5.4 billion gallons of ethanol per year, and there were 73 ethanol plants and 8 expansions under construction that are anticipated to add over 6 billion gallons of new annual production capacity by 2009. Between 1980 and 1991, less than 1 billion gallons of ethanol were produced annually in the United States. In 2006, the U.S. ethanol industry produced a record 4.9 billion gallons of fuel ethanol, representing an increase of more than 25% from 2005 and more than 300% since 2000. According to the U.S. Department of Energy’s Energy Information Administration, or the DOE (EIA), from January to October 2006, ethanol was blended into 46% of the gasoline sold in the United States. The Energy Policy Act of 2005 includes a renewable fuel program, which is commonly referred to as the Renewable Fuel Standard, or RFS, which requires that ethanol comprise a minimum of 4.7 billion gallons of the U.S. fuel supply in 2007, and that this minimum increase to 7.5 billion gallons in 2012.

Most U.S. ethanol is sold in gasoline blends including up to 10% ethanol. These blends, also referred to as “E10” fuel, are approved for use by major motor vehicle manufacturers. Another blend, referred to as “E85” fuel, includes up to 85% ethanol. E85 fuel currently represents a relatively small portion of the U.S. gasoline supply. According to the National Ethanol Vehicle Coalition, known as NEVC, approximately six million vehicles out of more than 200 million vehicles in the United States today are Flexible Fuel Vehicles, or flex fuel vehicles, capable of using E85 fuel.

Celunol believes that the ethanol market will continue to grow as a result of a shortage of domestic petroleum refining capacity, federally-mandated renewable fuel use, favorable tax treatment, ethanol’s clean-burning characteristics, and geopolitical and environmental concerns with petroleum-based fuels. Reasons for substantial growth prospects in the ethanol market include:

•

Expansion of gasoline supply—By blending ethanol into gasoline, refiners can expand the volume of fuel available for sale especially when refinery capacity and octane sources are limited. According to the DOE (EIA), between 1985 and 2005, petroleum refining capacity in the U.S. increased only 9.7% while domestic petroleum product demand increased by 32% during the same period. Celunol believes that increased pressure on domestic fuel refining capacity will result in greater demand for ethanol.

•

Strong legislative and government policy support—In August 2005, the President signed the Energy Policy Act of 2005, which established the RFS. The RFS mandates minimum annual use of 7.5 billion gallons per year of renewable fuels in the U.S. by 2012. The RFS requires motor fuels sold or introduced into commerce in the United States to contain in the aggregate minimum volumes of renewable fuels in future years as set forth in the table below. Celunol believes that actual renewable fuel use is likely to exceed these amounts.

Year	Renewable fuel usage
(in billions of gallons)
2006	4.0
2007	4.7
2008	5.4
2009	6.1
2010	6.8
2011	7.4
2012	7.5
2013 and thereafter	Minimum based on maintaining the
same ratio of renewable fuels to
gasoline sales as occurred in 2012.
In addition, beginning in 2013, the
total RFS mandated amount of
renewable fuels will include of 250
million gallons of cellulosic
ethanol.

The Energy Policy Act of 2005 also proposed a credit trading program to facilitate meeting the industry-wide renewable fuels requirements. The Environmental Protection Agency is expected to establish the rule for issuing and trading these credits in 2007. In addition, the President and members of Congress have on numerous occasions expressed their support for the use of ethanol in vehicles as a clean, renewable fuel to reduce reliance on foreign crude oil and to diversify the U.S. fuel supply. The U.S. Department of Energy, in its “30x30 Roadmap,” has called for biofuels to replace 30% of domestic gasoline demand by 2030, implying an ethanol need of approximately 60 billion gallons per year, or BGY. Finally, many farm state legislators are extremely supportive of the ethanol industry due to its perceived favorable impact on corn prices and local employment and tax base.

•

Favorable tax treatment—One factor contributing to ethanol’s attractive economics is the availability of a federal excise tax credit available to blenders/retailers, known as the volumetric ethanol excise tax credit, or VEETC. The credit is currently set at $0.51 per gallon and is scheduled to expire on December 31, 2010. In addition, as a result of 2006 legislation, the owner of a qualified cellulosic biomass ethanol production facility placed in service before 2013 may be able to claim a depreciation allowance for federal income tax purposes equal to 50% of the adjusted basis of the facility in the year in which the facility is placed in service.

•

Environmental benefits—Ethanol, as an oxygenate, reduces tailpipe emissions when added to gasoline. The additional oxygen in the ethanol results in a more complete combustion of the fuel in engine cylinders, resulting in reduced carbon monoxide and nitrogen oxide emissions. Prior federal programs that mandated the use of oxygenated gasoline in areas with high levels of air pollution spurred widespread use of ethanol in the United States. Because cellulosic ethanol is virtually a carbon-neutral energy source, it produces less harmful greenhouse gas emissions than corn ethanol and gasoline.

•

Replacement of MTBE—Because of their blend characteristics, availability and cost, ethanol and methyl tertiary-butyl ether, or MTBE were the two primary additives used to meet the Federal Clean Air Act’s oxygenate requirements. Because MTBE could be produced and blended with gasoline at the refinery and transported through a pipeline, it was initially the oxygenate ingredient used by the petroleum industry in most reformulated gasoline.

In recent years, health and environmental concerns have arisen from the discovery of the presence of MTBE, a suspected carcinogen, in ground water supplies. As a result, 25 states, including California, New York and Connecticut, have banned or significantly limited the use of MTBE. These states accounted for more than half of the MTBE consumed in the U.S. Product liability concerns regarding MTBE increased following passage of the Energy Policy Act of 2005, which did not contain limitations on product liability claims relating to MTBE use. As a result, refiners have been phasing out MTBE, creating additional demand for ethanol outside of the Midwest and California. Ethanol has served as the principal replacement for the reduced MTBE volume.

•

Geopolitical concerns—The United States is dependent on foreign oil. Political unrest and attacks on oil infrastructure in the major oil-producing nations, particularly in the Middle East, have periodically disrupted the flow of oil. Fears of terrorist attacks have added a “risk premium” to world oil prices. At the same time, developing nations such as China and India have increased their demand for oil. As a result, world oil prices ranged from $50 to $70 per barrel at times during 2005 and averaged above $60 a barrel during 2006, reaching record highs above $78 a barrel during July 2006. As a domestic, renewable source of energy, ethanol can help to reduce American dependence on foreign oil.

•

Ethanol as a gasoline substitute—Automakers in the United States have been accelerating work on their E85 flex fuel vehicle programs, according to the NEVC. Future widespread adoption of flex fuel vehicles could significantly boost ethanol demand and reduce the consumption of gasoline. Currently, however, only a small percentage of automobiles and gasoline stations in the United States are E85-compatible.

Ethanol’s role in the U.S. is gradually shifting from being an oxygenate/gasoline additive in E10 fuel to being a true gasoline complement/replacement through the use of E85 fuel in some areas. Widespread distribution of ethanol in the U.S. is constrained by the need for broader distribution infrastructure and the availability of flex fuel vehicles. According to the DOE (EIA) Annual Energy Outlook 2007, sales of flex fuel vehicles capable of using gasoline and E85 are expected to reach 2 million per year in 2030, or 10% of total sales of new light-duty vehicles. According to the National Ethanol Vehicle Coalition, approximately 6.0 million U.S. vehicles are equipped today to burn E85 fuel. U.S. automakers receive incentives under federal fuel economy standards for producing flex fuel vehicles. The NEVC has stated that over 1,000 service stations in the U.S. sell E85 fuel. Retailers such as Kroger, CleanFuel and Sheetz have announced plans to install E85 distribution pumps in 2007.

Supply of Ethanol

The primary feedstock for ethanol production in the United States currently is corn. Proximity to corn supplies is a crucial factor in the economics of conventional ethanol plants, as transporting corn is much more expensive than transporting the finished ethanol product. The ethanol industry is thus geographically concentrated in the Midwest based on its proximity to the highest concentration of corn supply. According to the RFA, more than 75% of the ethanol produced in the United States comes from five Midwestern states, with the corn-rich state of Iowa alone possessing nearly 31% of the total U.S. ethanol production capacity.

Despite the geographic concentration, production in the ethanol industry remains fragmented. According to the RFA, while domestic ethanol production increased from 1.3 billion gallons in 1997 to 4.9 billion gallons in 2006. According to RFA, the top ten producers accounted for only approximately 45% of the industry’s total estimated production capacity as of November 2006. More than 50 smaller producers and farmer-owned cooperatives, most with production of 50 million gallons per year, or MGY, or less, generate the remaining production. A typical ethanol facility can be constructed in approximately 14-18 months from groundbreaking to operation. Thus, the industry is able to forecast capacity additions for up to 18 months in the future. As of January 2007, the RFA estimates that approximately 6.1 BGY of additional production capacity is under construction at 81 new or existing ethanol facilities. This estimate does not include future expansion plans of other ethanol producers, particularly Archer Daniels Midland Company, the largest domestic ethanol producer, which has announced plans to increase its production capacity by approximately 51% by mid-2008. As a result of this projected increase in production, the ethanol industry faces the risk of excess capacity.

With the largest proportion of ethanol production, the Midwest is also one of the largest consumers of ethanol fuel in the United States. After California, which is the largest consumer of ethanol, Midwestern states such as Minnesota, Illinois and Ohio are the largest consumers of ethanol. Additionally, the state MTBE bans in Connecticut and New York have increased the ethanol consumption in these states. Additionally, some states have mandated ethanol use, including Minnesota, Iowa, and Hawaii.

Growing U.S. ethanol production is putting increased pressure on the demand for corn as an ethanol feedstock. In 2005-2006, approximately 14% of the U.S. corn crop was used to produce more than 4 BGY of ethanol. By 2008, U.S. ethanol production capacity is projected to reach 8 BGY, which could consume more than 23% of the U.S. corn crop. According to the Earth Policy Institute’s January 4, 2007 publication, current data on growth in corn ethanol production facilities indicates 5 BGY in operation, 5.6 BGY in or near construction, and 200 plants in the planning stage. Increasing demand for ethanol is expected to constrain corn availability, and, thereby, magnify its price volatility. Recent demand pressure on corn has resulted in price increases which have prompted debate over the use of corn-for-food versus corn-for-fuel.

Imports of foreign produced ethanol, principally from Brazil, also affect market conditions for supply and pricing of domestically produced ethanol. Except from certain Caribbean Basin nations, imports are subject to a tariff and an ad valorem tax. Nevertheless, at price levels reached in the second and third quarters of 2006, prices of imported ethanol, including transportation costs, tariff and taxes, were competitive with domestically produced ethanol. Fuel ethanol imported from Jamaica, Trinidad, El Salvador, Costa Rica and 20 other nations is not subject to tariff under certain conditions and, therefore, can reach the U.S. at delivered costs below the current market price, subject to certain other restrictions.

The Case for Cellulosic Ethanol

Cellulosic ethanol is derived from low-cost, abundant, biomass feedstocks such as agricultural and forestry wastes, dedicated energy crops and wood. The DOE and the U.S. Department of Agriculture reported in 2005 that U.S. land resources are capable of producing a sustainable supply of 1.3 billion tons per year of biomass, and that 1 billion tons of biomass would be sufficient to displace 30 percent or more of the United States’ present petroleum consumption.

Cellulosic ethanol production facilities can make use of diverse feedstocks and do not need to be located near corn. They can be located close to end-user markets, thereby reducing transportation costs. Celunol expects that most biomass feedstocks can be obtained at low cost compared to the cost of corn feedstock. Because cellulosic ethanol uses biomass rather than corn, producing cellulosic ethanol does not reduce the nation’s food supply. In addition, many cellulosic feedstocks contain lignin, a naturally occurring fuel source, which should reduce operating costs by eliminating or reducing the use of natural gas and other external fuel sources. Cellulosic feedstocks can be non-food agricultural waste products or dedicated energy crops which can be grown on otherwise marginal land. Celunol expects that cellulosic ethanol production will entail much less exposure to market and commodity risks such as volatile prices for corn, natural gas, transportation, and corn by-products.

Moreover, because cellulosic ethanol is virtually a carbon-neutral energy source, it produces less harmful greenhouse gas emissions than corn ethanol and gasoline. According to a recent report by Argonne National Laboratory, corn ethanol reduces greenhouse gas by 18-29% per vehicle mile traveled as compared to gasoline while cellulosic ethanol reduces greenhouse gas emissions by about 85% per vehicle mile traveled. Other advantages of cellulosic ethanol may include realizing additional revenues through the sale of carbon credits given the substantially improved carbon emission profile of cellulosic ethanol.

To the extent the U.S. embraces the use of E10 and E85 fuels, demand for ethanol will likely increase correspondingly, and new sources of ethanol production may become necessary. The theoretical limit of E10 demand is 10% of the U.S. gasoline consumption, or approximately 14 BGY, assuming an annual gasoline consumption of 140 BGY. Increased use of E85 will be necessary if the ethanol market is to grow significantly beyond that level. According to the DOE (EIA) Annual Energy Outlook 2007, each 2% increment of U.S. market share growth for E85 represents approximately 3 BGY of additional ethanol demand.

Legislation

There have been various legislative incentives that have spurred growth in the ethanol industry. These incentives include:

•

Energy Policy Act of 2005—The Energy Policy Act of 2005 established the Renewable Fuels Standard that mandates minimum annual volumes of renewable fuel to be used by petroleum refiners in the fuel supply. The annual requirement grows from 4.0 billion gallons of renewable fuels mandated use per year in 2006 to 7.5 billion gallons per year by 2012. The Energy Policy Act also removed certain oxygenate requirements that were put in place by the Federal Clean Air Act. The Energy Policy Act also included anti-backsliding provisions, however, that require refiners to maintain emissions quality standards in the fuels that they produce, thus providing additional opportunities for ethanol.

•

Tax benefits—The federal government also supports ethanol by offering blenders the VEETC, which entitles them to direct-refund tax credits of $0.51 per gallon of ethanol—equivalent to $0.051 per gallon of gasoline for a 10% ethanol blend. This tax credit was first introduced in 1979 and is scheduled to expire at the end of 2010. In addition, as a result of 2006 legislation, the owner of a qualified cellulosic biomass ethanol production facility placed in service before 2013 may be able to claim a depreciation allowance for federal income tax purposes equal to 50% of the adjusted basis of the facility in the year in which the facility is placed in service.

•

Federal Clean Air Act—Environmental regulations partially drive the use of ethanol as an oxygenate. The Federal Clean Air Act requires the use of oxygenated gasoline during winter months in areas with unhealthy levels of carbon monoxide.

•

State and local incentives—Over 21 states have implemented incentives to encourage ethanol production and use. These incentives include state renewable fuel standards, tax credits, producer payments, loans, grants, tax exemptions and other programs. Midwestern states have initiated most of the programs and policies to promote ethanol production and development. States on the East and West Coasts also are beginning to initiate ethanol production programs in connection with drives to construct ethanol plants in these states.

•	State legislation banning or significantly limiting the use of MTBE—In recent years, due to environmental concerns, 25 states, including California, Connecticut and New York, have banned, or significantly limited, the use of MTBE. Ethanol has served as a replacement for the discontinued MTBE volumes and is expected to continue to serve as a primary replacement product in the future for MTBE volumes that are removed from the fuel supply.

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Federal tariff on imported ethanol—In 1980, Congress imposed a tariff on ethanol produced outside the U.S., which typically is produced from sugar cane at significantly lower cost than domestic ethanol, in order to encourage the development of a domestic, corn-derived ethanol supply. This tariff was designed to prevent the federal tax incentives from benefiting non-U.S. producers of ethanol. The tariff is $0.54 per gallon and is scheduled to expire in January 2009. In addition, there is a flat 2.5% ad valorem tariff on all imported ethanol.

Ethanol imports from 24 countries in Central America and the Caribbean Islands are exempt from the tariff under the Caribbean Basin Initiative. The Caribbean Basin Initiative provides that specified nations may export an aggregate of 7.0% of U.S. ethanol production per year into the U.S., with additional exemptions from ethanol produced from at least 50% feedstock in the Caribbean region over the 7.0% limit. Imports from the exempted countries may increase as a result of new plants under development.

Overview of Celunol’s Business

Celunol Corp. was incorporated in 1994 in Delaware, and is a privately-held company with corporate headquarters in Cambridge, Massachusetts. Celunol’s patented and proprietary technology and process know-how enable the production of fuel-grade ethanol from low-cost, abundant cellulosic biomass materials, such as agricultural and forestry wastes, dedicated energy crops, and wood. Celunol completed a significant upgrade of its pilot plant in Jennings, Louisiana, in February 2007 and is also building a 1.4 million gallons per year, or MGY, demonstration plant on the same site. Celunol believes that this is among the first demonstration-scale cellulosic ethanol facilities in the U.S., and currently expects this facility to be mechanically complete by year-end 2007. Celunol owns exclusive worldwide rights to a number of uniquely designed micro-organisms, as well as complementary enzyme technology, that provide Celunol with the scientific foundation for its business model. Celunol’s technology is covered by 17 U.S. and 55 foreign patents and 7 U.S. and 53 foreign pending applications.

The production of ethanol from cellulosic biomass offers expected advantages over grain-based ethanol production including: low cost, abundant sources of feedstocks that have no competitive food use; lower susceptibility to volatile commodity price risks; and a better carbon emissions profile that benefits the environment. Celunol expects to derive its revenue by developing cellulosic ethanol production plants, either alone or with joint venture partners, and licensing its proprietary technology to others for use in cellulosic ethanol production plants. Celunol’s strategy is based on providing an integrated and proprietary solution for the cellulosic ethanol industry by exploiting its current and expected scientific research, process engineering and optimization, project development, project finance and enterprise risk management skills.

Today, under a technology transfer and license agreement, Marubeni Corp. and Tsukishima Kikai Co., Ltd., or TSK, operate a cellulosic ethanol pilot plant using Celunol’s proprietary technology and are in the process of start-up and commissioning a 1.4 million liters-per-year cellulosic ethanol plant in Osaka, Japan which utilizes Celunol’s proprietary technology. Celunol believes that this Marubeni/TSK plant will be the world’s first plant operating commercially to produce cellulosic ethanol from construction and demolition wood waste.

Corporate History

Celunol is a privately-owned company incorporated under the name BC International Corporation in February 1994 to own and develop novel technology based, at least in part on the invention of Professor Lonnie Ingram of the University of Florida and other collaborators who incorporated ethanol-producing genes into a strain of Escherichia coli. In December 2004, a group of venture capital investors, including Braemar Energy

Ventures, Charles River Ventures, Rho Ventures, and Vinod Khosla, led a recapitalization of BC International Corporation. The venture capital investors have made several subsequent investments, and representatives of the venture capital investors serve on Celunol’s board of directors. Prior to December 2004, Celunol had been funded primarily by private individuals and government grants. The company changed its name to “Celunol Corp.” in 2006.

Celunol’s Business and Growth Strategy

Celunol intends to be the market leader in the design, development, and operation of cellulosic ethanol production plants using the following strategies:

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Commercialization of Technology. Celunol’s strategy is to become one of the first and leading domestic producers of cellulosic ethanol. Celunol intends to achieve this first through the successful operation of its pilot plant to provide real-time validation of its technology and to refine production processes and, then, by successfully building and operating its demonstration plant in Jennings, Louisiana. Celunol believes that both of these plants are among the first of their kind in the United States. After Celunol has successfully operated its demonstration-scale facility, it intends to move rapidly to the design, development and construction of commercial-scale cellulosic ethanol production plants.

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Independent Project Development and Ownership. Celunol intends to develop a pipeline of 25 to 50+ MGY, commercial-scale cellulosic ethanol projects in the United States that it will own and operate, either by itself or with financial partners.

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Joint Venture Project Development and Ownership. Celunol also intends to develop cellulosic ethanol projects in conjunction with strategic partners who may improve the competitiveness and financeability of its projects. Celunol’s early joint development strategy is focused on projects with strategic partners who bring key supplies or services to project development such as feedstocks, sites, on-site biomass boiler facilities or ethanol off-take agreements. In addition to dedicated cellulosic plants, Celunol may also pursue the addition of cellulosic capability to existing grain ethanol facilities.

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Worldwide Licensing of Technology. Celunol also intends to pursue licensing arrangements, particularly outside of the United States, to maximize the reach of its technology and increase its market penetration. Celunol expects that these licensing efforts will accelerate after it has completed the construction of its demonstration plant and proved its technology at that scale.

•	Project Financing. Celunol intends to employ well-developed project finance structures in order to finance its facilities at optimal cost of capital.

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Management Team Depth and Industry Expertise. Celunol will continue to augment its management team to maintain deep scientific talent and a full suite of project development skills, including expertise in areas such as agronomics, engineering, finance, and operations.

Celunol’s Planned Process For Ethanol Production

The Celunol process to produce ethanol from cellulosic material is illustrated in the following chart and described below:

Celunol’s planned process for producing cellulosic ethanol contains the following steps numbered in the diagram above. While several steps are generic to other forms of ethanol production, there are three important steps that Celunol believes are unique to it and are proprietary. The principal steps are as follows, with the stages that Celunol believes are proprietary described in italics:

1.	Biomass is delivered to the facility for storage

2.	Biomass is prepared for processing based on its characteristics

3.	Biomass undergoes acid pretreatment to break down plant matter

4.	Hemicellulose, in the form of syrup containing xylose or C5 sugars, is drawn off for processing

a.	C5 sugars are fermented using Celunol’s proprietary E. coli bacterium, yielding dilute ethanol referred to as “beer”

5.	Residue, in the form of a semi-solid mixture of cellulose and lignin, is sent for further processing

a.	Cellulose is hydrolyzed into C6 sugars using a combination of proprietary enzymes produced on site by Celunol’s proprietary K. oxytoca bacterium. C6 sugars are fermented using K. oxytoca. The C6 fermentation process yields dilute ethanol referred to as “beer”

6.	Proprietary enzymes are produced on site which are optimized for a given biomass source to be used in Step 5a

7.	Beer from steps (4) and (5) is collected prior to distillation

8.	Beer is distilled into high-grade ethanol through the removal of water and residues

9.	Lignin-rich residue from distillation, or stillage, is burned, yielding steam for the process

10.	High-grade ethanol is ready for shipment to market

The planned process outlined above is illustrative only, and has not been employed by Celunol except in its pilot plant.

Celunol believes that the following elements of its planned production process will provide it with benefits over existing ethanol production processes:

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the ability to process both C5 and C6 sugars results in conversion rates in excess of 90% of the available carbohydrates in biomass material—leading to higher productivity per ton of input than other processes which convert only C6 sugars. It is expected that this higher productivity would translate into lower feedstock costs for a targeted level of facility output. See Step 4(a) above.

•	the ability of K. oxytoca to produce ethanol and excrete additional enzymes for cellulose hydrolysis results in an expected reduction of the need for costly supplemental enzymes. See Step 5(a) above.

•	Celunol’s growth of a proprietary strain of fungus is designed to optimize ethanol production from a given biomass source. See Step 6 above.

Technology, Research and Development

Celunol conducts its research activities at its pilot plant in Jennings, Louisiana and its research laboratory at the Sid Martin Biotechnology Development Incubator at the University of Florida. Celunol’s technology enables the release and fermentation of sugars in both cellulose and hemicellulose, promoting a conversion rate in excess of 90% of available sugars in a wide range of biomass feedstocks. Competing processes for producing cellulosic ethanol have focused on a single feedstock or only on particular sugars contained in a particular feedstock. Celunol has successfully conducted laboratory tests on a wide range of feedstocks to produce ethanol from agricultural residues, such as rice hulls, rice straw, and corn stover; forestry wastes, such as hardwood and softwood thinnings and residues; agricultural wastes, such as sugar cane bagasse, corn fiber, sugar beet pulp, citrus pulp and citrus peels; wood wastes, such as saw and pulp mill waste; and urban wastes, such as the paper portion of municipal solid waste and municipal green wastes. Celunol believes its success in laboratory testing of a wide range of feedstocks will provide it the flexibility to utilize an array of feedstocks in its production process. Due to this feedstock flexibility, Celunol believes it will be able to locate facilities in a variety of different geographic markets and, in many cases, closer to end-use markets.

Intellectual Property

Celunol’s technology is based, at least in part, on the invention of Professor Lonnie Ingram of the University of Florida, and other collaborators, who incorporated ethanol-producing genes into a strain of Escherichia coli (E. coli). The novel recombinant organisms are able to ferment substantially all of the sugars available in biomass and can be used in methods that enable high-yield ethanol production. The technology was further improved by stabilizing the ethanol-producing genes through integration in the bacterium’s chromosome, resulting in the development of a robust biocatalyst for industrial-scale ethanol production.

Subsequent discoveries and improvements have resulted in an intellectual property estate currently including 17 granted U.S. patents, 7 pending U.S. patent applications, 55 foreign patents, 53 foreign pending patent applications and other related proprietary technology. Of this estate, the University of Florida Research Foundation, Inc., or UFRFI, owns 15 U.S. patents, 7 pending U.S. patent applications, 54 foreign patents, 52 foreign pending patent applications and other related proprietary technology (the UFRFI technology), and Celunol solely owns 2 U.S. patents, 1 foreign patent and 1 foreign pending patent application. Of the UFRFI technology, Celunol jointly owns with UFRFI one U.S. patent and 15 foreign patents.

UFRFI has granted Celunol an exclusive worldwide license (the UFRFI license) to use, develop and commercially exploit the UFRFI technology and any extensions and improvements of the technology for the production of ethanol. The UFRFI license expires on the later of October 2015 or the expiration of the last patent related to the UFRFI technology. Based on the latest to expire of the granted U.S. patents, the UFRFI license will extend into 2022. Pending and future patent applications related to the UFRFI technology, if granted, would extend the expiration date of the UFRFI license beyond 2026. Dr. Ingram is the principal investigator of a Sponsored Research Agreement with Celunol to continue development of the related technologies. Dr. Ingram is also a consultant to Celunol.

The core patents of Celunol’s intellectual property estate contain composition-of-matter claims, with core coverage on KO11 to 2015, as well as product-by-process and method claims. In addition to its licensed and owned patents and patent applications, Celunol has developed significant know-how in various aspects of cellulosic ethanol production since its inception.

Pilot Plant and Demonstration Plant

Celunol completed a significant upgrade of its pilot plant in February 2007. The company believes that this pilot plant is among the nation’s first pilot-scale cellulosic ethanol plants, and represents a key asset of Celunol’s on-going research and development program by providing it with the opportunity to refine production processes and validate its technology. In addition, in February 2007, Celunol commenced construction of a 1.4 MGY demonstration plant. The company believes that this plant is among the first demonstration-scale cellulosic ethanol facilities in the U.S., and it is expected to be mechanically complete by year-end 2007. Celunol believes its pilot and demonstration facilities will enable it to refine its production processes in advance of building, or partnering with others to build, commercial-scale cellulosic ethanol production facilities. Both the pilot plant and the demonstration plant are located at a Celunol-owned site in Jennings, Louisiana.

Project Development, Ownership and Operation

Project Development

Celunol has a dedicated and experienced team of project developers and engineers actively developing a pipeline of commercial-scale cellulosic ethanol projects in the U.S. Celunol expects that its cellulosic ethanol production plants will initially be sized to produce 25 to 50+ MGY. Where possible, plants will be co-located with other industrial facilities to leverage existing infrastructure, thus lowering capital and operating costs while accelerating commercial operation.

Celunol is in active discussions with potential strategic partners who may improve the competitiveness and financing attractiveness of its projects. Celunol’s early joint development strategy is focused on projects with strategic partners who bring key supplies or services to project development, such as feedstocks, sites, on-site biomass boiler facilities or ethanol off-take agreements. Industries offering these types of services and supply opportunities to Celunol include the timber, agriculture, industrial, petroleum refining, and gasoline blending industries, among others. Potential partners include sugar mills, biomass-fired and other power plants, pulp and paper mills, feedstock suppliers, and municipal solid waste disposal systems. Greenfield plants may be built at sites close to dedicated energy crops in order to minimize feedstock transportation costs. Because Celunol’s technology can accommodate many different feedstocks, and is not dependent upon geographic location or feedstock type, the potential for plant siting is broad and diverse. In addition to dedicated cellulosic plants, Celunol may pursue the addition of cellulosic production to existing grain ethanol facilities.

Enterprise Risk Management

Celunol expects to rely on proven risk management strategies in managing commodity inputs and outputs of its projects to mitigate margin volatility and enhance financing terms. These strategies include, but are not limited to, long-term feedstock supply agreements, long-term ethanol off-take agreements, transportation agreements, and chemical and ingredient supply agreements. Celunol intends to develop enterprise risk management strategies both internally and using external resources.

Licensing and Royalty Strategy

In July 2001, Celunol signed a Joint Development and Technology Transfer Agreement with the Marubeni Corporation and Tsukishima Kikai Co., Ltd., or TSK. Celunol’s technology transfer agreement with Marubeni and TSK covers certain markets in Japan, Malaysia, Thailand, and Indonesia. Under this agreement, Marubeni, TSK, and their partners have built a 1.4 million liters-per-year cellulosic ethanol production facility which is currently in start-up and commissioning, and will be the world’s first plant operating commercially that will produce cellulosic ethanol from construction and demolition wood waste. This plant, in Osaka, Japan, is expected to be expanded later to produce 4 million liters-per-year of cellulosic ethanol per year. In addition, Marubeni is planning to construct a cellulosic ethanol facility in Thailand, and its consortium will make milestone and royalty payments to Celunol for the use of Celunol’s technology.

Celunol plans to license its proprietary technology to extend its commercial reach and accelerate its market penetration, both outside the U. S. and domestically. In these instances, Celunol may not pursue an equity interest in such projects, but instead may seek to earn license fees and royalties and fees related to technology transfer and process design. Celunol may also earn fees for acting as the contract operator of licensed projects.

Competition

The U.S. ethanol market is highly competitive as well as highly fragmented. According to the Renewable Fuels Association, or the RFA, the U.S. ethanol industry trade association, world ethanol production rose to 13.5 billion gallons in 2006. Non-U.S. ethanol accounted for 61% of that production. The U.S. and Brazil are the world’s largest producers of ethanol. The ethanol industry in the U.S. consists of more than 100 production facilities and is primarily corn-based, while Brazilian ethanol production is primarily from sugar cane.

Current U.S. ethanol production is primarily from corn, and according to the RFA, the top ten producers accounted for approximately 45% of the industry’s total estimated production capacity as of November 2006. The industry is highly fragmented, with many small, independent firms and farmer-owned cooperatives constituting the rest of the market.

In addition to corn ethanol producers, Celunol expects to compete with other cellulosic ethanol producers using different technology platforms, as well as other providers of alternative and renewable fuels. Companies with announced pilot plant and/or demonstration plant development activities in the cellulosic ethanol space include Abengoa, BlueFire, Genencor, Iogen, Losonoco, Mascoma, Range Fuels, and Xethanol. Larger industrial companies with announced cellulosic strategies include Archer Daniels Midland, DONG Energy (Elsam), DuPont/Broin, Tate & Lyle, and Novozymes. Cellulosic gasification technologies are being pursued by companies including ClearFuels and BRI-Infinium.

Environmental Matters

Celunol is, and will be upon completion of its ethanol production facilities, subject to various federal, state and local environmental laws and regulations, including those relating to the discharge of materials into the air, water and ground, the generation, storage, handling, use, transportation and disposal of hazardous materials and the health and safety of our employees. These laws and regulations can require expensive pollution control equipment or operational changes in order to limit actual or potential impacts to the environment. Violation of these laws and regulations or permit conditions can result in substantial fines, natural resource damage claims, criminal sanctions, permit revocations and facility shutdowns. Celunol does not anticipate a material adverse impact on its business or financial condition as a result of its efforts to comply with these requirements.

There is a risk of liability for the investigation and cleanup of environmental contamination at each of the properties that Celunol owns or operates and at off-site locations where it arranges for the disposal of hazardous substances. If these substances have been or are disposed of or released at sites that undergo investigation or remediation by regulatory agencies, Celunol may be responsible under the Comprehensive Environmental Response, Compensation, and Liability Act, or CERCLA or other environmental laws, for all or part of the costs of investigation or remediation and for damage to natural resources. Celunol also may be subject to related claims by private parties alleging property damage and personal injury due to exposure to hazardous or other materials at or from these properties. Some of these matters may require Celunol to expend significant amounts for investigation and/or cleanup or other costs. Celunol currently does not have material environmental liabilities relating to contamination at or from our facilities or at off-site locations where it has transported or arranged for the disposal of hazardous substances.

In addition, new laws, new interpretations of existing laws, increased governmental enforcement of environmental laws or other developments could require us to make additional significant expenditures. Continued government and public emphasis on environmental issues can be expected to result in increased future investments for environmental controls at our ongoing operations. Present and future environmental laws and regulations and related interpretations applicable to our operations, more vigorous enforcement policies and discovery of currently unknown conditions may require substantial capital and other expenditures.

The hazards and risks associated with producing and transporting our products, such as fires, natural disasters, explosions, abnormal pressures, blowouts and pipeline ruptures also may result in personal injury claims or damage to property and third parties. As protection against operating hazards, Celunol maintains insurance coverage against some, but not all, potential losses. Celunol’s coverage includes physical damage to assets, employer’s liability, comprehensive general liability, automobile liability and workers’ compensation. Celunol believes that its insurance is adequate and customary for its industry, but losses could occur for uninsurable or uninsured risks or in amounts in excess of existing insurance coverage. Celunol currently does not have pending material claims for damages or liability to third parties relating to the hazards or risks of its business.

Management and Employees

As of March 13, 2007, Celunol had 47 full-time employees, of whom 22 were involved in plant operations, 10 in research and development, 5 in business development and 10 in administration, finance and other corporate affairs. None of Celunol’s employees is covered by a collective bargaining agreement, and Celunol’s management believes that its employee relations are good. Celunol employs consultants, as necessary, to provide specialty services in certain functional areas such as agricultural analysis, engineering, business development and project siting.

Celunol’s senior management team has extensive experience in project development and investment in energy, biofuels, and other industrial sectors. The senior management team has grown other technology-based companies from early-stage to commercial operations. Celunol executives have experience in developing, structuring, and negotiating commercial arrangements in the context of non-recourse project finance including fixed-price, turnkey engineering, procurement, and construction contracts; feedstock supply and transportation contracts; plant operations and maintenance; product off-take, electricity supply, technology licensing; and structuring and securing senior and subordinated debt arrangements.

In addition to its senior management team, Celunol’s group of scientific advisors includes the following researchers in the biofuels arena:

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John N. Saddler, Ph.D., Professor, Chair of Forest Products Biotechnology and Dean of the Faculty of Forestry at the University of British Columbia in Vancouver. Dr. Saddler leads a large research group working on the “biorefinery concept” which recently received Canadian government support to develop a Bioconversion Process Development Unit. Dr. Saddler holds a B.Sc. in Microbiology from University of Edinburgh and a Ph.D. in Microbiology from University of Glasgow.

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Lonnie O. Ingram, Ph.D., Distinguished Professor at the University of Florida. Dr. Ingram has 30 years of research experience in the conversion of lignocellulose to ethanol. Dr. Ingram holds a Ph.D in biology from the University of South Carolina (1969) and a Ph.D in botany from the University of Texas (1971). His research has resulted in over 200 scientific publications and more than 20 pending and issued U.S. patents. One of these was selected to become Patent #5,000,000 by the Department of Commerce and describes the first successful genetic engineering of a microorganism that can convert all hexose and pentose sugar constituents of biomass into ethanol. All have been licensed to industry and several are now in the process of being commercialized for the production of fuel ethanol and organic acid monomers for biodegradable plastics. Dr. Ingram has been elected to membership in the American Academy of Microbiology, the US National Academy of Sciences, and as a fellow of the Society of Industrial Microbiology. Dr. Ingram is the principal investigator on a Sponsored Research Agreement with Celunol to continue development of the related technologies. Dr. Ingram is also a consultant to Celunol.

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Jay M. Short, Ph.D., Chairman, E.O. Wilson Biodiversity Foundation. Under Dr. Short’s direction, the Wilson Biodiversity Foundation works to preserve biological diversity in the living environment by inventing and implementing business and educational strategies in the service of conservation. Dr. Short was previously the founder, President, Chief Executive Officer, and Chief Technology Officer of Diversa. He holds degrees from Taylor University (B.A.) and Case Western Reserve (Ph.D. in Biochemistry).

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Rodney Bothast, Ph.D., is the Research Director of the National Corn-to-Ethanol Research Center, or the NCERC. Dr. Bothast is an internationally recognized authority on fermentation technology and biomass conversions with a specialization in bioprocess and metabolic engineering technologies. He holds a B.S. from The Ohio State University, and an M.S. and Ph.D. from Virginia Polytechnic Institute and State University. Dr. Bothast is well known for leading efforts to provide industry with experimental results to guide agricultural and processing improvements having authored or co-authored well over 200 publications. He received the “Award of Excellence’ at the 18th International Fuel Ethanol Workshop in 2002 for outstanding technical achievement, was elected Fellow of the Society for Industrial Microbiology in 2001 and was elected Director of the Society in 2003. Dr. Bothast oversees client research trials and collaborative research at the NCERC.

Facilities

Celunol leases approximately 6,000 square feet of office space for its corporate headquarters in Cambridge, Massachusetts pursuant to a lease that expires December 31, 2009. Celunol utilizes research and development laboratory facilities from the University of Florida in Alachua, Florida pursuant to a license agreement which is renewed annually subject to the University of Florida’s review of Celunol’s business progress and financial viability. Celunol has renewed its agreement with the University of Florida annually since 2000. It is anticipated that upon closing of the merger, Celunol would be required to seek its own research and development facilities. Celunol owns 113 acres of land in Jennings, Louisiana, the site of its pilot plant and its demonstration plant currently under construction.

Legal Proceedings

Celunol is not currently a party to any material litigation and it is not aware of any pending or threatened litigation against it that could have a material adverse effect on Celunol’s business, operating results or financial condition. Given the competitive nature of the ethanol production industry and its reliance on intellectual property and new technologies, Celunol may become involved in various legal proceedings from time to time.

CELUNOL’S MANAGEMENT’S DISCUSSION AND

ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

The following discussion of Celunol’s financial condition and results of operations should be read in conjunction with Celunol’s consolidated financial statements and the notes to those statements included elsewhere in this report. The following discussion contains forward-looking statements. Actual results may differ significantly from those projected in the forward-looking statements. Factors that might cause future results to differ materially from those projected in the forward-looking statements include, but are not limited to, those discussed in “Risk Factors Related to Celunol’s Business” and elsewhere in this joint proxy statement/prospectus. See also “Forward-Looking Statements.”

Overview

Celunol Corp. is a privately-held company with corporate headquarters in Cambridge, Massachusetts. Celunol’s patented and proprietary technology and process know-how enables the production of fuel-grade ethanol from low-cost, abundant cellulosic biomass materials, such as agricultural and forestry wastes, dedicated energy crops, and wood. Celunol completed a significant upgrade of its pilot plant in Jennings, Louisiana, in February 2007 and is also building a 1.4 million gallons-per-year, or MGY, demonstration plant on the same site. Celunol believes that this is among the first demonstration-scale cellulosic ethanol facilities in the U.S., and currently expects this facility to be mechanically complete by year-end 2007. Celunol owns exclusive worldwide rights to a number of uniquely designed micro-organisms, as well as complementary enzyme technology, that provide Celunol with the scientific foundation for its business model. Celunol owns or licenses 17 U.S. and 55 foreign patents and 7 U.S. and 53 foreign pending applications relating to its technology.

The production of ethanol from cellulosic biomass offers expected advantages over grain-based ethanol production including: low cost, abundant sources of feedstocks that have no competitive food use; lower susceptibility to volatile commodity price risks; and a better carbon emissions profile that benefits the environment. Celunol expects to derive its revenue by developing cellulosic ethanol production plants, either alone or with joint venture partners, and licensing its proprietary technology to others for use in cellulosic ethanol production plants. Celunol’s strategy is based on providing an integrated and proprietary solution for the cellulosic ethanol industry by exploiting its current and expected scientific research, process engineering and optimization, project development, project finance and enterprise risk management skills.

Celunol was incorporated in Delaware under the name BC International Corporation in February 1994 to own and develop novel technology based, at least in part, on the invention of Professor Lonnie Ingram of the University of Florida and other collaborators who incorporated ethanol-producing genes into a strain of Escherichia coli. In December 2004, a group of venture capital investors, including Braemar Energy Ventures, Charles River Ventures, Rho Ventures, and Vinod Khosla, led a recapitalization of BC International Corporation. The venture capital investors have made several subsequent investments, and representatives of the venture capital investors serve on Celunol’s board of directors. Prior to December 2004, Celunol had been funded primarily by private individuals and government grants. The company changed its name to “Celunol Corp.” in 2006.

In July 2001, Celunol entered into a technology transfer and license agreement with Marubeni Corp. and Tsukishima Kikai Co., Ltd., or TSK. This agreement relates to certain markets in Japan, Malaysia, Thailand, and Indonesia. In consideration of the exclusive license technology transfer, engineering, research and development, training services, and ongoing technical updates over the 15 year term of the agreement, Marubeni and TSK paid Celunol an up-front licensing fee and will make milestone and royalty payments to Celunol for the use of Celunol’s technology. Under this agreement, Marubeni, TSK, and their partners have built a 1.4 million liters-per-year cellulosic ethanol production facility that is in the process of start-up and commissioning in Osaka, Japan. Marubeni, TSK and their partners expect to expand this facility in the future to produce 4 million liters of cellulosic ethanol per year. In addition, Marubeni, TSK and their partners are planning to construct a cellulosic ethanol facility in Thailand.

For the year ended December 31, 2006, total revenues decreased 79% compared to the same period in 2005, primarily related to the decrease in grant revenue offset by an increase in license fee revenue.

Celunol applied to the U.S. Department of Energy, or DOE, for reimbursement of the development costs related to the production of ethanol using the technology licensed from the University of Florida Research Foundation, Inc. Through December 31, 2006, Celunol had received approximately $11.0 million from the DOE in reimbursement.

Celunol received two cost-reimbursement contracts from National Renewable Energy Laboratory, or NREL, for construction of a pilot plant related to the production of ethanol using the technology licensed by the University of Florida Research Foundation, Inc. Accordingly, these revenues are recognized as expenditures when incurred.

On August 18, 2005, Celunol received title to certain property and equipment located in Jennings, Louisiana. These assets (pilot plant) had previously been owned by NREL. In connection with the receipt of title to these assets, Celunol engaged an independent valuation company to determine the fair value. Based upon the valuation, Celunol recorded assets and grant revenue of $954,500.

For the years ended December 31, 2006 and 2005, Celunol recorded $0 and $954,500 in grant revenue from NREL, and on a cumulative basis has recorded approximately $4.4 million through December 31, 2006.

Celunol has incurred net losses since its inception. As of December 31, 2006, Celunol’s accumulated deficit, including $3.9 million in non-cash asset impairment charges in 2004, was $64.4 million. Celunol’s results of operations have fluctuated from period to period and likely will continue to fluctuate substantially in the future. Celunol expects to incur losses for at least the next 5 fiscal years as it continues to develop independent production facilities necessary to meet increased demand for Celunol’s product. Results of operations for any period may be unrelated to results of operations for any other period. In addition, Celunol believes that its historical results are not a good indicator of Celunol’s future operating results.

Recent Events

On July 17, 2006, Michael Dennis resigned as Celunol’s President and Chief Executive Officer, and Celunol’s Board of Directors appointed Carlos A. Riva, as Celunol’s Chief Executive Officer. Mr. Riva previously served as Executive Director of Amec plc, a global construction and engineering company based in the U.K., where he was responsible for Amec’s operations in the United States and Britain. He also had responsibility for Amec’s global Oil and Gas business strategy.

On February 12, 2007, Celunol announced that it had entered into the merger agreement with Diversa pursuant to which upon closing Celunol will become a wholly-owned subsidiary of Diversa through the merger.

Results of Operations

Years Ended December 31, 2006 and 2005

Revenues

Total revenues decreased 79%, or $1.0 million, to $274,000 from $1.3 million for the years ended December 31, 2006 and 2005, respectively, attributed primarily to a decrease in grant revenue with a partial offset from an increase in license fee revenue.

Grant revenue decreased 100%, or $1.0 million, to $3,000 from $1.1 million for the years ended December 31, 2006 and 2005 respectively. This decrease is a result of the NREL asset contribution revenue of

$954,500 being recorded in 2005 along with the completion of the activities covered by the previous grants. Celunol did not secure material grants in 2006.

License fee revenue increased 16%, or $38,000 to $271,000 from $233,000, for the years ended December 31, 2006 and 2005, respectively, as a result of an agreement signed with Marubeni in January 2006 for two plants located in Thailand and Osaka, Japan.

Celunol’s revenues have historically fluctuated from period to period and likely will continue to fluctuate substantially in the future based upon the timing and composition of grants and license fees. Celunol anticipates that its revenue mix will shift toward product-related revenue once it begins producing and selling cellulosic ethanol.

Cost of Product-Related Revenue

As a development stage company, and in the absence of product shipments and revenues, Celunol has no product-related revenue and does not recognize cost of goods sold, for any year presented.

Research and Development

Research and development expenses increased 60% or $1.5 million to $4.0 million from $2.5 million for the years ended December 31, 2006 and 2005, respectively.

Research and development expenses consist primarily of costs associated with internal development of Celunol’s technologies. Celunol tracks salary and other costs by the type of cost incurred, rather than by using defined list of projects to accumulate costs against.

The increase in research and development expenses was substantially driven by increases in salaries, related benefits, and payroll taxes for employees, costs of consultants and operating supplies for a total of $502,000. In addition, the increase in research and development expenses was also a result of a $226,000 increase in laboratory expenses and supplies along with a $256,000 increase in outside services. Other increases totaling $531,000 were related to the pilot plant developments and to an increased general level of effort and headcount across many areas, contributing to increases in travel, pilot plant expenses, maintenance, depreciation, recruiting costs and utility charges.

Research and development costs based upon type of cost incurred for the years ended December 31, 2006 and 2005 were as follows (in thousands):

	2006	2005
Personnel related	$1,382	$880
Laboratory and supplies	276	50
Outside services	1,445	1,189
Equipment and depreciation	236	46
Facilities and other	708	367

Total	$4,047	$2,532

While Celunol anticipates that it will continue to dedicate significant resources to development of cellulosic ethanol and its production processes, Celunol expects that its total research and development costs will increase at a lesser rate in future periods as Celunol positions itself to focus on near-term commercialization, business development of cellulosic ethanol, and the building of production facilities.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased 77%, or $1.9 million, to $4.4 million from $2.5 million for the years ended December 31, 2006 and 2005, respectively. This increase was primarily driven by a $1.3 million increase in personnel costs for salary, benefits, pay roll taxes, and recruiting costs, with smaller increases in facilities, administration related, financing and legal costs.

Gain on Debt Restructuring and Extinguishment

Gain on debt restructuring and extinguishment decreased 100%, or $325,000, to $0 from $325,000 for the years ended December 31, 2006 and 2005, respectively. During 2005 Celunol paid $140,000 to extinguish $895,000 face value of accounts payable and accrued expenses. Included in the total debt of $895,000 were two liabilities to a related-party, totaling $430,000. The extinguishment of these related-party liabilities resulted in additional paid-in-capital of $430,000 in 2005. As a result of the extinguishment of the liabilities, Celunol recorded a gain of $325,000 for the year ended December 31, 2005.

Gain on Sale of Assets

The gain on sales of assets increased 100% or $411,000, to $411,000 from $0 for the years ended December 31, 2006 and 2005, respectively.

On June 7, 2006, Celunol determined that certain of its Construction in Progress, or CIP, assets constituting certain other purchased equipment and amounting to $3.9 million had no value and, therefore, the full amount was written off as of December 31, 2004.

In November 2006, Celunol entered into an agreement with a salvage company whereby the salvage company agreed to pay $857,000 for the rights to remove the CIP assets constituting certain other purchased equipment and certain ethanol production assets. A portion of this consideration equal to $446,000 has been assigned to the ethanol production assets. The balance of $411,000 was recorded as a gain in 2006.

Interest Income and (Expense), net

Interest income and (expense), net decreased 96% or $927,000 to $(38,000) from $(965,000) for the years ended December 31, 2006 and 2005, respectively. The decrease was primarily due to higher average cash balances during 2006, particularly after the April 19, 2006 and September 26, 2006 financings, in addition to a decrease in interest expense as a result of lower debt balances in 2006 as compared to 2005.

Income Tax Expense

The provision for income taxes decreased 98% or $50,000 to $1,000 from $51,000 for the years ended December 31, 2006 and 2005, respectively. For the years ended December 31, 2006 and 2005, Celunol incurred net operating losses, but recorded a provision for the impact of state and local taxes. As of December 31, 2006, Celunol had federal net operating loss carry-forwards of approximately $30.4 million, which begin to expire in 2012 unless utilized. Celunol’s net operating loss carry-forwards for state tax purposes were approximately $17.8 million as of December 31, 2006, which will begin to expire in 2007 unless utilized. Celunol’s utilization of the net operating losses and credits may be subject to substantial annual limitations pursuant to Section 382 of the Internal Revenue Code, and similar state provisions, as a result of changes in Celunol’s ownership structure. The annual limitations may result in the expiration of a portion of Celunol’s net operating loss carry-forwards and credits.

Years Ended December 31, 2005 and 2004

Revenues

Celunol’s total revenues increased 428% or $1.0 million to $1.3 million from $243,000 for the years ended December 31, 2005 and 2004, respectively. This increase was all related to grant revenue.

Grant revenue increased 1,040% or $1.0 million to $1.1 million from $10,000 for the years ended December 31, 2005 and 2004, respectively. The increase was due to Celunol recording $954,500 of grant revenue associated with the NREL asset contribution during 2005.

License revenue, which totaled $233,000 for both years ended December 31, 2005 and 2004, relates to the agreement between Celunol and Marubeni and TSK.

Cost of Product-Related Revenue

As a development stage company, and in the absence of product shipments and revenues, Celunol does not have any product-related revenue and does not recognize cost of goods sold, for any year presented.

Research and Development

Research and development expenses increased 92% or $1.2 million to $2.5 million from $1.3 million for the years ended December 31, 2005 and 2004, respectively. The increase was primarily due to an increase of $884,000 for outside services related to technology development activities combined with costs for research and development personnel of $145,000, and $198,000 for other research and development related services.

Research and development costs based upon type of cost incurred for the years ended December 31, 2005 and 2004 were as follows (in thousands):

	2005	2004
Personnel related	$880	$735
Laboratory and supplies	50	10
Outside services	1,189	305
Equipment and depreciation	46	—
Facilities and other	367	255

Total	$2,532	$1,305

Asset Impairment Charges

The asset impairment charge decreased 100% or $3.9 million to $0 from $3.9 million for the years ended December 31, 2005 and 2004, respectively.

In 2004, Celunol assessed that certain of its CIP assets amounting to $3.9 million had no value and therefore, the full amount was written off as of December 31, 2004.

Selling, General and Administrative Expenses

Celunol’s selling, general and administrative expenses decreased 7% or $200,000 to $2.5 million from $2.7 million for the years ended December 31, 2005 and 2004 respectively. The decrease was primarily attributable to a reduction in legal and consulting costs.

Gain on Debt Restructuring and Extinguishment

Gain on debt restructuring and extinguishment decreased 90% or $2.7 million to $325,000 from $3.0 million for the years ended December 31, 2005 and 2004, respectively. During the years ended December 31, 2005 and 2004 Celunol paid $140,000 and $225,000 to extinguish $895,000 and $3.1 million, respectively, face value of accounts payable and accrued expenses. Included in the total 2005 debt of $895,000 were two liabilities to a related-party, totaling $430,000. The extinguishment of these related-party liabilities resulted in additional paid-in-capital of $430,000 in 2005. As a result of the extinguishment of the liabilities, Celunol recorded a gain of $325,000 and $2.9 million for the years ended December 31, 2005 and 2004, respectively.

In addition, during the year ended December 31, 2004 principal and accrued interest on the debt totaling $9.4 million was converted to $4.0 million in Series A Notes and $4.9 million in Series B Notes, $389,000 was settled in cash, and, the remaining, $133,000 was recognized as a gain from debt restructuring.

For the years ended December 31, 2005 and 2004, the total gain on debt restructuring and extinguishment amounted to $325,000 and $3.0 million, respectively.

Interest Income and (expense), net

Interest income and (expense), net increased 20% or $160,000 to $(965,000) from $(805,000) thousand for the years ended December 31, 2005 and 2004, respectively. The increase to net interest expense is a result of the higher interest income during 2005, as compared to 2004. The higher interest income is a result of a higher average cash and cash equivalents balance in 2005 as compared to 2004. This increase is offset by higher interest expense as a result of the larger average debt balance during 2005 as compared to 2004.

Income Tax Expense

The income tax expense increased 100% or $50,000 to $50,000 from $0 for the years ended December 31, 2005 and 2004, respectively. For the years ended December 31, 2005 and 2004, Celunol incurred net operating losses and for the year ended December 31, 2005, recorded a provision for the impact of state and local taxes but did not record a provision for income taxes. In 2005, Celunol did record a foreign tax provision in the amount of $50,000. No such provision was required for the year ended December 31, 2004. As of December 31, 2005, Celunol had federal net operating loss carry-forwards of approximately $23.7 million, which begin to expire in 2012 unless utilized. Celunol’s net operating loss carry-forwards for state tax purposes were approximately $11.0 million as of December 31, 2005, which will begin to expire in 2006 unless utilized. Celunol’s utilization of the net operating losses and credits may be subject to substantial annual limitations pursuant to Section 382 of the Internal Revenue Code, and similar state provisions, as a result of changes in Celunol’s ownership structure. The annual limitations may result in the expiration of a portion of Celunol’s net operating loss carry-forwards and credits.

Liquidity and Capital Resources

Since inception, Celunol has financed its business primarily through the sale of common and preferred stock and funding from strategic partners and investors. As of December 31, 2006, Celunol’s strategic partners have provided it approximately $55.2 million in funding since inception. Celunol’s failure to successfully obtain capital could have a material adverse impact on Celunol’s operating results and financial condition.

As of December 31, 2006, Celunol had cash and cash equivalents of approximately $3.6 million. Celunol’s short-term investments as of such date consisted primarily of money market mutual funds, which themselves held investments in U.S. Treasury and government agency obligations and investment-grade corporate obligations. Historically, Celunol has funded its capital equipment purchases through available cash and operating leases.

Celunol purchased capital equipment totaling $5.2 million during 2006. Celunol anticipates the cost of capital equipment required to support the ongoing needs of Celunol’s existing research could be as much as $29.6 million for 2007. Celunol anticipates funding its capital requirements for 2007 with cash including the effect of planned financing rounds.

Celunol’s operating activities used cash of $7.0 million for the year ended December 31, 2006. Celunol’s cash used by operating activities consisted primarily of cash used to fund Celunol’s net loss of $8.0 million, offset in part by depreciation and amortization of $132,000, non-cash preferred stock dividends accretions of $188,000 and non-cash interest expense of $253,000.

Celunol’s investing activities used cash of $4.9 million for the year ended December 31, 2006. Celunol’s investing activities consisted primarily of purchases of property and equipment of $5.2 million, offset by proceeds from disposal of property, plant and equipment of $857,000.

Celunol’s financing activities provided cash of $11.7 million for the year ended December 31, 2006. Celunol’s financing activities consisted primarily of issuance of a Notes Payable of $3.0 million and proceeds from the sale of preferred stock of $8.7 million.

The following table summarizes Celunol’s contractual obligations at December 31, 2006 (in thousands):

	Payments due by period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	After 5 Years
Contractual Obligations	353	202	151	—	—
Operating Leases	765	257	508	—	—

Total Contractual Obligations	$1,118	$459	$659	—	—

Celunol estimates that its current cash balance and its committed debt facility from Diversa will permit Celunol to fund its operations at its present rate of spending through May 2007. Celunol anticipates having to raise additional capital to support continued growth of its business and to establish a stronger financial position. Therefore, it is possible that Celunol may seek additional financing whether through private or public equity offerings, debt financings, or collaborations, which may not be available on terms favorable to Celunol, if at all. In addition, if Celunol enters into financing arrangements in the future, such arrangements could dilute its stockholders’ ownership interests and adversely affect their rights.

Celunol does not have any off-balance sheet arrangements.

Critical Accounting Policies

Celunol believes the following critical accounting policies affect the significant judgments and estimates used in the preparation of Celunol’s consolidated financial statements.

Celunol’s discussion and analysis of Celunol’s financial condition and results of operations is based upon Celunol’s consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosures. On an ongoing basis, Celunol evaluates these estimates, including those related to revenue recognition, long-lived assets, accrued liabilities, and income taxes. These estimates are based on historical experience, information received from third parties, and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and requires disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates.

Impairment of Long-Lived Assets

In accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” or SFAS No. 144, if indicators of impairment exist, Celunol assesses the recoverability of the affected long-lived assets by determining whether the carrying value of such assets can be recovered through undiscounted future operating cash flows. If impairment is indicated, Celunol measures the amount of such impairment by comparing the carrying value of the asset to the present value of the expected future cash flows associated with the use of the asset.

Revenue Recognition

Celunol recognizes revenue when all of its contractual obligations are satisfied and collection of the underlying receivable is reasonably assured, in accordance with Securities and Exchange Commission Staff Accounting Bulletin, or SAB, No. 104, “Revenue Recognition”, or SAB No. 104. Billings to customers or payments received from customers are included in deferred revenue on the balance sheet until all revenue recognition criteria are met.

Grant Revenue

Revenue from grants is recognized as related costs are incurred, as long as such costs are within the funding limits specified by the underlying grant agreements.

Revenue Arrangements with Multiple Deliverables

Celunol sometimes enters into revenue arrangements that contain multiple deliverables. Celunol recognizes revenue from such arrangements entered into in accordance with Emerging Issues Task Force, or EITF, Issue No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables”, or EITF No 00-21. EITF No. 00-21 addresses the timing and method of revenue recognition for revenue arrangements that include the delivery of more than one product, license, or service. In these cases, Celunol recognizes revenue from each element of the arrangement when Celunol has completed its obligation to deliver or perform on that element, and collection of the resulting receivable is reasonably assured as long as a separate value for each element can be objectively determined.

License Revenue

Celunol may license its technology on a term basis. Provisions include (i) a bundled fee, (ii) the right to use and sublicense the technology for a specified period of time and (iii) updates and upgrades to the technology. Customers are generally invoiced in advance of the license period. Revenue is deferred at the time the term arrangement is initiated and is recognized ratably over the life of the arrangement.

Income Taxes

The preparation of its consolidated financial statements requires Celunol to estimate its income taxes in each of the jurisdictions in which it operates. The income tax accounting process involves estimating its actual current exposure together with assessing temporary differences resulting from differing treatment of items, such as deferred revenue, for tax and accounting purposes. These differences result in the recognition of deferred tax assets and liabilities. Celunol must then record a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized.

Significant management judgment is required in determining Celunol’s provision for income taxes, its deferred tax assets and liabilities, and any valuation allowance recorded against deferred tax assets as of

December 31, 2006. Celunol has recorded a full valuation allowance against its deferred tax assets of $13.3 million due to uncertainties related to its ability to utilize these assets. The valuation allowance is based on management’s estimates of taxable income by jurisdiction in which Celunol operates and the period over which the deferred tax assets will be recoverable. In the event that actual results differ from these estimates or management adjusts these estimates in future periods, Celunol may need to adjust its valuation allowance which could materially impact its financial position and results of operations.

Recent Accounting Announcements

In July 2006, FASB issued Financial Interpretation No. 48 “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109,” or Interpretation No. 48, which clarifies the criteria that must be met prior to recognition of the financial statement benefit of a position taken in a tax return. Using a two-step approach, Interpretation No. 48 requires an entity to determine whether it is more likely than not that a tax position will be sustained upon examination, based on the technical merits of the position. A tax position that meets the more-likely-than-not recognition threshold is then measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. Interpretation No. 48 also requires the recognition of liabilities created by differences between tax positions taken in a tax return and amounts recognized in the financial statements. Interpretation No. 48 is effective for fiscal years beginning after December 15, 2006. Celunol is required to adopt Interpretation No. 48 in fiscal 2007. Celunol is currently assessing the impact of adopting Interpretation No. 48.

In September 2006, FASB issued SFAS No. 157 “Fair Value Measurements,” or SFAS 157, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 is effective in fiscal years beginning after November 15, 2007. Celunol is required to adopt SFAS No. 157 in fiscal 2009. Celunol is currently assessing the impact of adopting SFAS No. 157.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT CELUNOL’S MARKET RISK

Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Celunol currently does not have any substantial interest rate risk, foreign currency exchange rate risk, commodity price risk, or other relevant market risks, such as equity price risk. Celunol does not hold or issue financial instruments for trading purposes. Our unrestricted cash is invested in overnight sweep accounts and are held for working capital purposes. Celunol does not enter into investments for trading or speculative purposes. Due to the short-term nature of these investments, Celunol believes that it does not have any material exposure to changes in the fair value of our investment portfolio as a result of changes in interest rates. Declines in interest rates, however, would reduce future investment income.

Because Celunol has had no commercial operations to date it has no significant exposure to commodity price risk. As Celunol develops demonstration- and commercial-scale cellulosic ethanol production plants it will be subject to commodity price risk associated with certain materials used in the construction of those production facilities. In the event that Celunol is able to commence the production and sale of cellulosic ethanol it will be subject to commodity price risk associated with the ethanol it produces and certain commodities used in the production of cellulosic ethanol. See “Risk Factors—Anticipated results of the combined company’s cellulosic ethanol production business may be dependent on certain commodity prices, especially prices of oil, fuel ethanol and gasoline, and increases in those commodity prices could affect the demand for ethanol, and increases in other commodity prices could affect the combined company’s production costs.”

MANAGEMENT FOLLOWING THE MERGER

Executive Officers and Directors

Resignation of Certain of Diversa’s Current Executive Officers

Pursuant to certain agreements entered into in connection with the merger agreement, Edward T. Shonsey will resign as Chief Executive Officer and Anthony E. Altig will resign as Senior Vice President, Finance, Chief Financial Officer, and Secretary of Diversa 60 days after the closing of the merger.

Executive Officers and Directors of the Combined Company Following the Merger

Diversa’s board of directors is currently comprised of six directors and is divided into three classes, with each class serving a staggered three-year term. Following the merger, the board of directors of the combined company will continue to be classified into three classes, with each class serving staggered three-year terms.

Following the merger, the management team of the combined company is expected to be composed of the executive officers of the combined company described below. Pursuant to the terms of the merger agreement, Carlos A. Riva will be appointed Chief Executive Officer and President of the combined company and Mr. Riva, Michael Zak and Joshua Ruch will be appointed to the combined company’s board of directors. The following table lists the names and ages as of March 1, 2007 and positions of the individuals who are expected to serve as executive officers and directors of the combined company upon completion of the merger:

Name	Age	Position
Executive Officers and Directors

Carlos A. Riva	54	President, Chief Executive Officer and Director Class I Director (term expiring at the 2010 Diversa annual stockholders’ meeting)

John A. McCarthy, Jr.	48	Chief Financial Officer

John R. Malloy, Jr.	48	Executive Vice President of Celunol

William H. Baum	61	Executive Vice President

Patrick Simms	62	Senior Vice President

Fernand Kaufmann (1)(2)(3)	63	Class I Director (term expiring at the 2010 Diversa annual stockholders’ meeting)

Mark Leschly (1)(2)(4)	37	Class I Director (term expiring at the 2010 Diversa annual stockholders’ meeting)

Peter Johnson (3)(4)	60	Class II Director (term expiring at the 2008 Diversa annual stockholders’ meeting)

Michael Zak (2)	53	Class II Director (term expiring at the 2008 Diversa annual stockholders’ meeting)

Cheryl Wenzinger (2)	57	Class II Director (term expiring at the 2008 Diversa annual stockholders’ meeting)

Joshua Ruch (3)	58	Class III Director (term expiring at the 2009 Diversa annual stockholders’ meeting)

James H. Cavanaugh (3)(4)	69	Class III Director (term expiring at the 2009 Diversa annual stockholders’ meeting)

Melvin I. Simon	69	Class III Director (term expiring at the 2009 Diversa annual stockholders’ meeting)

(1)	Assumes Messrs. Kaufmann and Leschly are re-elected as directors of Diversa pursuant to Diversa Proposal No. 2.

(2)	Member of Diversa’s audit committee. Ms. Wenzinger is the audit committee’s chairperson and Diversa’s designated “audit committee financial expert.” Mr. Zak would be appointed as a member of the combined company’s audit committee in connection with the closing of the merger.

(3)	Member of Diversa’s compensation committee. Mr. Johnson is the compensation committee’s chairman. Mr. Ruch would be appointed as a member of the combined company’s compensation committee in connection with the closing of the merger.

(4)	Member of Diversa’s governance and nominating committee. Mr. Leschly is the chairperson of Diversa’s governance and nominating committees.

Directors

For a discussion of Dr. Kaufmann’s, Mr. Leschly’s, Dr. Cavanaugh’s, Dr. Simon’s, Mr. Johnson’s and Ms. Wenzinger’s biographical information, see “Matters Being Submitted to Vote of Diversa Stockholders—Diversa Proposal No. 2: Election of Directors.”

Carlos A. Riva, 54, has been Celunol’s Chairman and Chief Executive Officer since 2006. Prior to joining Celunol, from 2003 to 2005 Mr. Riva served as Executive Director of Amec plc, a major global construction and engineering company based in the U.K., where he was responsible for the company’s operations in the United States and Britain and for Amec’s global oil and gas business strategy. From 1995 to 2003, Mr. Riva was Chief Executive Officer of InterGen, a Boston-based joint venture between Shell and Bechtel that developed more than 18,000 megawatts of electric generating capacity, along with gas storage and pipelines, on six continents. Under his leadership InterGen raised $9 billion of non-recourse project financing to construct power projects and grew from a development company concept to a successful, global operating business. From 1992 to 1994 Mr. Riva was President and Chief Operating Officer of Boston-based J. Makowski Company, which developed the first independent power project in the United States. Mr. Riva received his S.B. and M.S. degrees in Civil Engineering from M.I.T. and Stanford University respectively, and an M.B.A. from the Harvard Business School.

Michael Zak, 53, has been a director of Celunol since 2004. Since 1991 Mr. Zak has been with Charles River Ventures, a venture capital management company, where he invests in alternative energy and fuel technologies among other industries including voice and data communications equipment, networking software, applications software and services, optical communications equipment, network monitoring and analysis software, semiconductors and wireless communications equipment. From 1986 to 1991 he served as co-founder and Vice President of Concord Communications, a start-up network monitoring and analysis software company which subsequently became a successful investment of Charles River Ventures. From 1981 to 1986 Mr. Zak was employed by Motorola, Inc. and McKinsey & Company, Inc., and from 1975 to 1979 he served as a communications and signals intelligence officer in the United States Marine Corps. Mr. Zak holds a B.S. degree in engineering from Cornell University and an M.B.A. from the Harvard Business School.

Joshua Ruch, 58, has served as a director of Celunol since 2004. Mr. Ruch is the Chairman and Chief Executive Officer of Rho Capital Partners, Inc., an investment and venture capital management company, which he co-founded in 1981. Prior to founding Rho, Mr. Ruch was employed in investment banking at Salomon Brothers. Mr. Ruch received a B.S. degree in electrical engineering from the Israel Institute of Technology (Technion) and an MBA from the Harvard Business School. Mr. Ruch is also a director of Genvec, Inc. (Nasdaq: GNVC) and a number of private companies.

Executive Officers

Carlos A. Riva. For a discussion of Mr. Riva’s biographical information, see “—Directors” in this section.

John A. McCarthy, Jr., 48, has been Celunol’s Executive Vice President and Chief Financial Officer since 2006. Prior to joining Celunol, Mr. McCarthy spent the previous 15 years in the healthcare/life sciences industry, focused on managing the transformational growth of early-stage companies into diversified entities and led three companies through the initial public offering process, raising over $375 million in the private and public capital markets. Mr. McCarthy’s served as Senior Vice President and Chief Financial Officer of Xanthus Pharmaceuticals from 2005 to 2006, Senior Vice President Corporate Development and Chief Financial Officer of Synta Pharmaceuticals from 2004 to 2005, Executive Vice President and Chief Financial Officer of Exact Sciences from 2000 to 2004, and President of the Managed Care Services Division of Concentra Managed Care from 1994 to 1998. Prior to his operating career, Mr. McCarthy worked in the Investment Banking Division of Morgan Stanley in New York from 1987 to 1989. Mr. McCarthy received a B.S. from Lehigh University and an M.B.A. from the Harvard Business School.

John R. Malloy, Jr., 48, has been Celunol’s Executive Vice President since 2005. Mr. Malloy is responsible for the Celunol’s project and technology development activities. Prior to joining Celunol, Mr. Malloy spent the previous 20 years in the energy industry, serving as Chief Operating Officer for Wilson TurboPower in 2005, and as President and Chief Operating Officer of Predictive Power from 2002 to 2005, both early stage, venture-backed M.I.T. energy technology start-up companies. From 1995 to 2001, Mr. Malloy served in various capacities with Citizens Lehman Power and Edison Mission Energy, after its purchase of Citizens Lehman Power, including Vice President Business Development and Executive Vice President, Business and Corporate Development. From 1994 to 1995, Mr. Malloy was Chief Operating Officer of Beacon Energy Company. Mr. Malloy was an executive at Wheelabrator Technologies from 1985 to 1991 and 1992 to 1994 when he served as Project Vice President. Mr. Malloy was a Director of Project Development for U.S. Generating Company from 1991 to 1992. Mr. Malloy received a BSME from the University of Massachusetts and an SMME from M.I.T.

For a discussion of Mr. Baum’s and Mr. Simms’ biographical information, see “Diversa’s Management.”

Executive Compensation and Option Grants

Compensation Discussion and Analysis

As a privately-held research and development company, Celunol does not have a formal compensation program or any policies relating to executive compensation. Celunol’s decisions with respect the compensation of Messrs. Riva, McCarthy and Malloy, including equity incentive compensation, were made by the Celunol board of directors pursuant to the negotiation of an employment agreement with each of them at the time they joined Celunol, in 2005 and 2006. The material elements of each of Messrs. Riva’s, McCarthy’s and Malloy’s employment agreements and compensation are set forth below.

Carlos A. Riva. Pursuant to the terms of a letter agreement dated June 30, 2006 between Celunol and Mr. Riva, Mr. Riva agreed to accept employment as President and Chief Executive Officer of Celunol. Under the terms of the agreement, Mr. Riva’s monthly base salary is $29,166.67, and he is eligible for an annual performance-based bonus, established by Celunol’s board of directors. Mr. Riva has also received an incentive bonus equal to 30% of his base salary for the period from July 1, 2006 through December 31, 2006. Mr. Riva is entitled to receive all benefits made available by Celunol to its other employees and received a lump sum payment of $50,000 for moving expenses.

The agreement provides that Mr. Riva’s employment with Celunol may be terminated by Celunol for “cause,” in the event of Mr. Riva’s death or disability, or without “cause.” In the event of termination due to disability, Mr. Riva is entitled to three months of severance pay, stock and/or option accelerated vesting benefits, and other ancillary benefits. In the event of termination without “cause,” Mr. Riva is entitled to six months of severance pay, nine months of stock and/or option accelerated vesting benefits, and other ancillary benefits. The agreement provides that Mr. Riva may terminate his employment with Celunol for “good reason,” provided that Mr. Riva notifies Celunol of such “good reason” giving rise to the potential termination of his employment with

Celunol, and Celunol fails to correct the behavior giving rise to such potential termination. In the event of termination by Mr. Riva for “good reason,” he is entitled to six months of severance pay, nine months of stock and/or option accelerated vesting benefits, and other ancillary benefits. Mr. Riva may also terminate his employment with Celunol for other than “good reason,” provided that Mr. Riva provides 90 days notice of such intention to terminate. Mr. Riva shall be entitled to receive his base salary and accrued by unused vacation through termination and any earned but unpaid performance bonus upon any employment termination.

Pursuant to the terms of a Restricted Stock Award Agreement dated July 1, 2006 between Celunol and Mr. Riva, Celunol granted Mr. Riva 2,738,830 restricted shares of Celunol’s common stock under Celunol’s 2006 Equity Incentive Plan. The restricted shares are subject to transfer restrictions and risk of forfeiture. The restricted shares vest quarterly over four years such that the vested shares would generally no longer be subject to the transfer restrictions and risk of forfeiture. The vested and unvested shares are also subject to further forfeiture upon the occurrence of termination of employment, under certain circumstances, or under certain circumstances in connection with a financing or a series of financings providing at least $12.5 million to Celunol from the issuance of securities. In the case of a financing a series of financings, any forfeiture would be in an amount such that Mr. Riva’s resulting ownership would be 4% of the fully diluted equity of Celunol after giving effect to the first $12.5 million raised in the financing or series of financings. If instead the number of shares held by Mr. Riva upon such an event is less than 4% of the fully diluted equity of Celunol, Mr. Riva would be granted additional shares of Celunol’s common stock in an amount such that his resulting ownership would equal 4% of the fully diluted equity of Celunol. Pursuant to a letter agreement dated February 12, 2006 between Celunol and Mr. Riva, the parties agreed that such forfeiture or additional grant would also apply upon the consummation of the merger. Under the Restricted Stock Award Agreement, in the event of a change in control of Celunol, which would include the merger, 50% of the unvested shares would automatically vest upon the change in control and the other 50% of such unvested shares would vest upon the earlier of (1) termination of Mr. Riva’s employment without “cause” or by Mr. Riva for “good reason” and (2) the first anniversary of the change in control.

John A. McCarthy, Jr. Pursuant to the terms of a letter agreement dated November 8, 2006 between Celunol and Mr. McCarthy, Mr. McCarthy agreed to accept employment as Executive Vice President and Chief Financial Officer of Celunol. Under the terms of the agreement, Mr. McCarthy’s monthly base salary is $18,333.33, and he is eligible for an annual performance-based bonus with a target amount of 30% of his base salary. Mr. McCarthy is also entitled to participate in a transaction bonus pool to be created by Celunol with respect to the development of an ethanol plant and other projects, subject to certain approvals. Mr. McCarthy is entitled to receive all benefits made available by Celunol to its other employees and received a signing bonus of $50,000.

The agreement provides that Mr. McCarthy’s employment with Celunol may be terminated by Celunol for “cause”, in the event of Mr. McCarthy’s death or disability, or without “cause.” In the event of termination without “cause”, Mr. McCarthy is entitled to nine months of severance pay and other ancillary benefits. The agreement provides that Mr. McCarthy may terminate his employment with Celunol for “good reason,” provided that Mr. McCarthy notifies Celunol of such “good reason” giving rise to the potential termination of his employment with Celunol, and Celunol fails to correct the behavior giving rise to such potential termination. In the event of termination by Mr. McCarthy for “good reason”, he is entitled to nine months of severance pay and other ancillary benefits. Mr. McCarthy may also terminate his employment with Celunol for other than a “good reason,” provided that Mr. McCarthy provides 30 days notice of such intention to terminate.

Pursuant to the terms of a Restricted Stock Award Agreement dated November 8, 2006 between Celunol and Mr. McCarthy, Mr. McCarthy purchased 864,900 restricted shares of Celunol’s common stock for $0.012 per share under Celunol’s 2006 Equity Incentive Plan. The restricted shares are subject to transfer restrictions and risk of repurchase by Celunol. The restricted shares vest quarterly over four years such that the vested shares would no longer be subject to the transfer restrictions and risk of forfeiture. Under the Restricted Stock Agreement, in the event of a change in control of Celunol, which would include the merger, 50% of the unvested shares would automatically vest upon the change in control and the other 50% of such unvested shares would vest upon the earlier of (1) termination of Mr. McCarthy’s employment without “cause” or by Mr. McCarthy for “good reason” and (2) the first anniversary of the change in control.

John R. Malloy, Jr. Pursuant to the terms of a letter agreement dated May 17, 2006 between Celunol and Mr. Malloy, Mr. Malloy agreed to accept employment as Executive Vice President Business Development of Celunol. Under the terms of the agreement, Mr. Malloy’s monthly base salary is $16,666.66, and he is eligible for an annual performance-based bonus with a target amount of 20% of his base salary. Mr. Malloy is also entitled to participate in a transaction bonus pool to be created by Celunol with respect to the development of an ethanol plant and other projects, subject to certain approvals. Mr. Malloy is entitled to receive all benefits made available by Celunol to its other employees.

The agreement provides that Mr. Malloy’s employment with Celunol may be terminated by Celunol for “cause”, in the event of Mr. Malloy’s death or disability, or without “cause.” In the event of termination without “cause”, Mr. Malloy is entitled to three months of severance pay and other ancillary benefits. The agreement provides that Mr. Malloy may terminate his employment with Celunol for “good reason,” provided that Mr. Malloy notifies Celunol of such “good reason” giving rise to the potential termination of his employment with Celunol, and Celunol fails to correct the behavior giving rise to such potential termination. In the event of termination by Mr. Malloy for “good reason”, he is entitled to three months of severance pay and other ancillary benefits. Mr. Malloy may also terminate his employment with Celunol for other than a “good reason,” provided that Mr. Malloy provides 30 days notice of such intention to terminate.

Executive Compensation

The following table shows for the fiscal year ended December 31, 2006, compensation awarded to or paid to, or earned by, Celunol’s officers who are expected to become named executive officers of Diversa after the merger:

Name and Principal Positions	Year	Salary ($)	Bonus ($)		Stock Awards ($)		Option Awards ($)	Non-Equity Incentive Plan Compen- sation ($)	Change in Pension Value and Nonqualified Deferred Compen- sation Earnings ($)	All Other Compensation ($)		Total ($)
Carlos A. Riva	2006	175,000	52,500	(1)	27,388	(2)	—	—	—	50,000	(3)	252,388
John A. McCarthy, Jr.	2006	82,013	60,175	(4)	0	(5)	—	—	—	—		132,013
John R. Malloy, Jr.	2006	200,000	60,000		—		1,177	—	—	—		201,177

(1)	Represents a pro rated incentive compensation bonus. Mr. Riva joined Celunol in July 2006.

(2)	This amount consists of the value of the shares of common stock subject to a restricted stock award and was calculated based on the fair market value of common stock on the date of the grant of the award as determined by Celunol’s board of directors, multiplied by the number of shares subject to the restricted stock award. This award is discussed in further detail in “Management Following the Merger—Executive Compensation and Option Grants—Compensation Discussion and Analysis.”

(3)	This amount consists of moving expenses paid to Mr. Riva pursuant to that certain letter agreement dated June 30, 2006 between Celunol and Mr. Riva.

(4)	Represents a $50,000 signing bonus and a $10,175 pro rated incentive compensation bonus. Mr. McCarthy joined Celunol in November 2006.

(5)	Pursuant to a restricted stock purchase agreement, Celunol sold 864,900 restricted shares of Celunol’s common stock for $0.012 per share to Mr. McCarthy in November 2006. The fair market value of each share was determined by Celunol’s board of directors to be $0.012 per share, resulting in no value of the shares as of the grant date. This award is discussed in further detail in “Management Following the Merger—Executive Compensation and Option Grants—Compensation Discussion and Analysis.”

Agreements with Executive Officers Following the Merger

Pursuant to the terms of a letter agreement between Diversa and Mr. Riva executed concurrently with the execution of the merger agreement, Diversa and Mr. Riva have agreed to negotiate expeditiously and in good faith the terms of an employment agreement between Mr. Riva and Diversa. If, notwithstanding such efforts,

Mr. Riva and Diversa are unable to agree on the terms of an employment agreement, then Mr. Riva has agreed to accept the terms of employment as President and Chief Executive Officer of the combined company outlined in a proposed employment agreement which, if it becomes operative, would be entered into in connection with the closing of the merger. Diversa has agreed that if Mr. Riva enters into the proposed employment agreement, the condition to closing in the merger agreement related to Mr. Riva’s execution of an employment agreement with Diversa would be satisfied.

Under the terms of the proposed employment agreement, Mr. Riva’s monthly base salary is $38,333.34, and he is eligible for an annual incentive bonus, based upon the achievement of milestones to be set by Diversa’s board of directors, of up to a maximum of 60% of his base salary earned during such period. Mr. Riva will also be entitled to receive all benefits made available by Diversa to other executive officers and, upon approval by the Diversa board of directors, Mr. Riva will receive an option to purchase up to 1,000,000 shares of Diversa common stock.

The proposed employment agreement provides that Mr. Riva’s employment with Diversa may be terminated by Diversa for cause, in the event of Mr. Riva’s death or disability, or without “cause,” in which case Mr. Riva is entitled to 12 months of severance pay, stock and/or option accelerated vesting benefits, and other ancillary benefits. The proposed employment agreement provides that Mr. Riva may terminate his employment with Diversa for “good reason,” provided that Mr. Riva notifies Diversa of such “good reason” giving rise to the potential termination of his employment with Diversa, and Diversa fails to correct the behavior giving rise to such potential termination. Mr. Riva may also terminate his employment with Diversa for other than “good reason,” provided that Mr. Riva provides 90 days notice of such intention to terminate, and Mr. Riva pays any accrued obligations.

Grants of Plan Based Awards

The following table shows for the fiscal year ended December 31, 2006, certain information regarding grants of plan-based awards to Celunol’s officers who are expected to become named executive officers of Diversa following the merger:

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards				All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
		Thresh -old ($)	Target ($)	Maxi- mum ($)	Thresh -old (#)	Target (#)	Maxi- mum (#)
Carlos A. Riva	7/1/06	—	—	—	—	—	2,738,830	(1)	—	—	—	27,388	(2)
John A. McCarthy, Jr.	11/8/06	—	—	—	—	—	864,900	(3)	—	—	—	0	(4)
John R. Malloy, Jr.	5/17/06	—	—	—	—	—	600,000		—	—	$0.01	4,320

(1)	The shares of common stock are subject to a restricted stock award agreement and are subject to increase or decrease based on the occurrence of certain events. This award is discussed in further detail in “Management Following the Merger—Executive Compensation and Option Grants—Compensation Discussion and Analysis.”

(2)	This amount consists of the value of the shares of common stock subject to a restricted stock award and was calculated based on the fair market value of common stock on the date of the grant of the award as determined by Celunol’s board of directors, multiplied by the number of shares subject to the restricted stock award. This award is discussed in further detail in “Management Following the Merger—Executive Compensation and Option Grants—Compensation Discussion and Analysis.”

(3)	The shares of common stock are subject to a restricted stock purchase agreement as discussed in “Management Following the Merger—Executive Compensation and Option Grants—Compensation Discussion and Analysis.”

(4)	Pursuant to a restricted stock purchase agreement, Celunol sold restricted shares of Celunol’s common stock for $0.012 per share to Mr. McCarthy. The fair market value of each share was determined by Celunol’s board of directors to be $0.012 per share, resulting in no value of the shares as of the grant date. This award is discussed in further detail in “Management Following the Merger—Executive Compensation and Option Grants—Compensation Discussion and Analysis.”

Celunol 2006 Equity Incentive Plan

Celunol’s 2006 Equity Incentive Plan, or the Celunol Plan, was adopted by Celunol’s board of directors on April 18, 2006 and approved by its stockholders on April 19, 2006.

Purpose

The purpose of the Celunol Plan is to secure for Celunol and its shareholders the benefits arising from capital stock ownership by employees, officers and directors of, and consultants or advisors to Celunol who are expected to contribute to Celunol’s future growth and success.

General

The Celunol Plan provides for the grant of incentive stock options, non-statutory stock options, stock purchase rights and stock awards with respect to Celunol’s common stock, each of which are referred to in this description of the Celunol Plan as an “Award”. Incentive stock options granted under the Celunol Plan are intended to qualify as “incentive stock options” within the meaning of Section 422 of the Code. Non-statutory stock options granted under the Celunol Plan are not intended to qualify as incentive stock options under the Code.

Administration

The Celunol Plan is administered by Celunol’s board of directors whose construction and interpretation of the terms and provisions of the Celunol Plan shall be final and conclusive. The Celunol board may, to the full extent permitted by or consistent with applicable laws or regulations, delegate any or all of its powers under the Celunol Plan to a committee appointed by the Celunol board. No director or person acting pursuant to authority delegated by the Celunol board shall be liable for any action or determination under the Celunol Plan made in good faith. Consistent with the provisions of Plan, members of the Celunol board who are either eligible for Awards or have been granted Awards, may vote on any matters affecting the administration of the Celunol Plan or the grant of any Awards except that no such member shall act upon the granting to himself of Awards.

Eligibility

Awards may be granted to persons who are, at the time of grant or Award, employees, officers, or directors of, or consultants or advisors to, Celunol; provided that the class of employees to whom incentive stock options may be granted shall be limited to employees eligible to receive incentive stock options under the Code. The Celunol board may, without amending the Celunol Plan, modify Awards granted to participants who are foreign nationals or employed outside the United States to recognize differences in laws, rules, regulations or customs of such foreign jurisdictions with respect to tax, securities, currency, employee benefit or other matters.

Stock Subject to Plan

The maximum number of shares of Celunol’s common stock which may be issued and sold under the Celunol Plan (including pursuant to incentive stock options) is 9,077,508 shares. If an Award shall expire or terminate for any reason without having been exercised in full, the unpurchased shares subject to such Award shall again be available for subsequent grants under the Celunol Plan. If shares issued upon exercise of an Award are in payment of the exercise price of an option, purchase right or grant, such tendered shares shall again be available for subsequent grants under the Celunol Plan.

For as long as the Code shall so provide, options granted to any Celunol employee under the Celunol Plan shall not constitute incentive stock options to the extent that such options, in the aggregate, become exercisable for the first time in any one calendar year for shares of Celunol’s common stock with an aggregate fair market value (determined as of the respective date or dates of grant) of more than $100,000. Any shares which would cause the foregoing limit to be violated shall be deemed to have been granted under a separate non-statutory option.

Forms of Agreements

As a condition to the grant of an Award, each recipient shall execute the option agreement, stock restriction agreement or other agreement in such form, not inconsistent with the Celunol Plan, as may be approved by the board. Such agreements may differ among recipients.

Purchase Price

The purchase price per share of stock deliverable upon the exercise of an Award shall be determined by the Celunol board; provided, that in the case of an incentive stock option, the exercise price shall not be less than 100% of the fair market value (as determined by the Celunol board) of such stock at the time of grant of such option, or less than 110% of such fair market value (as determined by the Celunol board) in the case of options granted to an employee who is the owner of stock equal to more than 10% of the total combined voting power of all classes of stock of Celunol.

To the extent permitted by applicable law, an Award may provide for the payment of the exercise price (i) by delivery of cash or a check, (ii) by delivery of shares of Celunol common stock having a fair market value (as determined by the Celunol board) equal in amount to the exercise price of the Award, (iii) pursuant to a broker-assisted cashless exercise, (iv) by any other means which the Celunol board determines are consistent with the purpose of the Celunol Plan and with applicable laws and regulations, or (v) by any combination of such methods of payment.

Exercise

Each Award and all rights thereunder shall expire on such date as shall be set forth in the applicable agreement, except that, in the case of an incentive stock option, such date shall not be later than ten years after the date on which the option is granted and, in all cases, options shall be subject to earlier termination as provided in the Celunol Plan. In the case of options granted to an employee who is the owner of stock equal to more than 10% of the total combined voting power of all classes of stock of Celunol, the option exercise period shall not exceed five years from the date of grant.

Unless earlier terminated, the Celunol Plan shall terminate with respect to incentive stock options upon the close of business on the day next preceding the tenth anniversary of the date of its adoption by the Celunol board.

Each Award shall be exercisable either in full or in installments at such time or times and during such period as shall be set forth in the agreement evidencing such Award.

Nontransferability of Options

Incentive stock options, and all options granted to persons required to file reports under Section 16(a) of the Exchange Act, shall not be assignable or transferable, except by will or the laws of descent and distribution, and, during the life of the optionee, shall be exercisable only by the optionee; provided, that non-statutory options may be transferred pursuant to a qualified domestic relations order.

Effect of Termination of Employment or Other Relationship

Generally, the Celunol board shall determine the period of time during which a recipient may exercise an Award following (i) the termination of the recipient’s employment or other relationship with Celunol or (ii) the death or disability of the recipient. Generally, if a grantee of an incentive stock option ceases to be employed by Celunol other than by reason of death or disability no further installments of his or her incentive stock options shall become exercisable and his or her incentive stock options shall terminate no later than three months from the date of termination of his or her employment, but in no event later than on their specified expiration dates, except to the extent that such incentive stock options (or unexercised installments thereof) have been converted into non-statutory options.

Acceleration, Extension, Etc.

The Celunol board may accelerate the date or dates on which all or any Award may be exercised or extend the dates during which all, or any particular, Award may be exercised, to the extent permitted by applicable law.

Adjustment Provisions for Recapitalizations and Related Transactions

If, through or as a result of any merger, consolidation, sale of all or substantially all of the assets or other similar transaction, Celunol’s common stock is increased, decreased or exchanged, an appropriate and proportionate adjustment shall be made, to the extent permitted by applicable law, in (i) the maximum number and kind of shares reserved for issuance under the Celunol Plan, (ii) the number and kind of shares or other securities subject to any then outstanding Awards, and (iii) the price for each share subject to any then outstanding Awards.

Merger, Consolidation, Asset Sale, Liquidation, etc.

In the event of a consolidation or merger or sale of all or substantially all of the assets or capital stock of Celunol in which outstanding shares of Celunol’s common stock are exchanged for securities, cash or other property of any other corporation or business entity, which would include the merger, or in the event of a liquidation, the Celunol board or the board of directors of any corporation assuming the obligations of Celunol, shall, in its discretion, take any one or more of the following actions, as to Awards: (i) provide that such Awards shall be assumed by the acquiring or succeeding corporation (ii) provide that all unexercised Awards will be exercisable in full during a specified period, or (iii) terminate all Awards in exchange for a cash payment equal to the excess, if any, of the fair market value (or merger price) of the shares subject to such Awards over the exercise price thereof.

Outstanding Equity Awards at December 31, 2006

The following table shows for the fiscal year ended December 31, 2006, certain information regarding outstanding equity awards at December 31, 2006 for Celunol’s officers who are expected to become named executive officers of Diversa following the merger:

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)		Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Carlos A. Riva	—	—	—	—	—	2,567,654	(1)	30,812	(2)	—	—
John A. McCarthy, Jr.	—	—	—	—	—	864,900	(3)	0	(4)	—	—
John R. Malloy, Jr.	0	450,000	—	$0.01	5/17/16	—		—		—	—

(1)	The shares of common stock are subject to a restricted stock award agreement and are subject to increase or decrease based on the occurrence of certain events. This award is discussed in further detail in “Management Following the Merger—Executive Compensation and Option Grants—Compensation Discussion and Analysis.”

(2)	This amount consists of the value of the shares of common stock subject to a restricted stock award and was calculated based on the fair market value of common stock on the most recent previous date that the Celunol’s board of directors determined such fair market value, multiplied by the number of shares not vested under the restricted stock award. This award is discussed in further detail in “Management Following the Merger—Executive Compensation and Option Grants—Compensation Discussion and Analysis.”

(3)	The shares of common stock are subject to a restricted stock purchase agreement as discussed in “Management Following the Merger—Executive Compensation and Option Grants—Compensation Discussion and Analysis.”

(4)	Pursuant to a restricted stock purchase agreement, Celunol sold restricted shares of Celunol’s common stock for $0.012 per share to Mr. McCarthy in November 2006. The fair market value of each share of common stock on the most recent previous date that the Celunol’s board of directors determined such fair market value was determined by Celunol’s board of directors to be $0.012 per share, resulting in no value of the shares. This award is discussed in further detail in “Management Following the Merger—Executive Compensation and Option Grants—Executive Employment Agreements.”

Option Exercises and Stock Vested

The following table shows for the fiscal year ended December 31, 2006, certain information regarding option exercises and stock vested during the last fiscal year with respect to Celunol’s officers who are expected to become named executive officers of Diversa following the merger:

	Option Awards			Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)		Number of Shares Acquired on Vesting (#)		Value Realized on Vesting ($)
Carlos A. Riva	—	—		171,176	(1)	2,054	(2)
John A. McCarthy, Jr.	—	—		0		0
John R. Malloy, Jr.	150,000	150	(3)	—		—

(1)	The shares of common stock are subject to a restricted stock award agreement and are subject to increase or decrease based on the occurrence of certain events. This award is discussed in further detail in “Management Following the Merger—Executive Compensation and Option Grants—Compensation Discussion and Analysis.”

(2)	This amount consists of the value of the shares of common stock subject to a restricted stock award and was calculated based on the fair market value of common stock on the most recent previous date that the Celunol’s board of directors determined such fair market value, multiplied by the number of shares vested under the restricted stock award. This award is discussed in further detail in “Management Following the Merger—Executive Compensation and Option Grants—Compensation Discussion and Analysis.”

(3)	This amount was calculated based on the fair market value of common stock on the most recent previous date prior to the applicable option exercises that the Celunol’s board of directors determined such fair market value, multiplied by the number of shares exercised.

Pension Benefits

Celunol does not have a plan that provides for payments or other benefits at, following, or in connection with retirement.

Non-Qualified Deferred Compensation

Celunol does not have any defined contribution or other plan that provides for the deferral of compensation on a basis that is not tax-qualified.

Potential Payments upon Termination or Change-In-Control

Mr. Riva has entered into a letter agreement with Diversa pursuant to which an employment agreement may become effective upon closing of the merger under which he will receive severance benefits upon termination. See the section entitled “—Agreements with Executive Officers Following the Merger” for additional information.

Messrs. Riva and McCarthy have entered into letter agreements with Celunol and have received Restricted Stock Award Agreements pursuant to which they will be entitled to certain accelerated vesting benefits and severance benefits upon termination by Celunol or a change in control of Celunol. See the sections entitled, “—Carlos A. Riva” and “—John A. McCarthy, Jr.” for additional information.

Non-Employee Director Compensation

For the fiscal year ended December 31, 2006, no non-employee directors of Celunol received compensation from Celunol.

Related Party Transactions of Directors and Executive Officers of Celunol

Since January 1, 2004, Celunol engaged in the following transactions with (i) funds affiliated with Rho Ventures, of which Mr. Ruch, one of Celunol’s directors, is a managing partner, and (ii) funds affiliated with Charles River Ventures, of which Mr. Zak, one of Celunol’s directors, is a Partner. The following transactions with related persons are in addition to the compensation agreements and other arrangements Celunol has described under the heading “Executive Compensation.” Celunol believes that all of these transactions were on terms as favorable as could have been obtained from unrelated third parties.

In October and November 2004, Celunol issued an aggregate of $503,000 in unsecured bridge notes to investors, of which it issued approximately (i) $143,714 in unsecured bridge notes to funds affiliated with Charles River Ventures, and (ii) $143,714 in unsecured bridge notes to funds affiliated with Rho Ventures. These notes bore interest at 8% per year and were converted in connection with the December 2004 issuance of Celunol’s senior secured convertible bridge notes.

In December 2004, Celunol issued an aggregate of $ 11,180,687 in secured convertible bridge notes to investors (which included conversion of certain existing company debt). Funds affiliated with Charles River Ventures acquired $1,535,714 in secured convertible bridge notes by converting $145,680 worth of unsecured bridge notes plus accrued interest and investing an additional $1,390,034. Funds affiliated with Charles River Ventures received warrants to acquire approximately 2,482 shares of Celunol common stock, at an exercise price of $11.58 per share, as part of the transaction. Funds affiliated with Rho Ventures acquired $1,535,714 in secured convertible bridge notes by converting $145,680 worth of unsecured bridge notes plus accrued interest and investing an additional $1,390,034. Funds affiliated with Rho Ventures also received warrants to acquire approximately 2,482 shares of Celunol common stock, at an exercise price of $11.58 per share, as part of the transaction. These notes bore interest at 8% per year and were converted in connection with the August and September 2005 issuance of Celunol’s Series A convertible preferred stock.

In August and September 2005, Celunol issued an aggregate of $1,600,000 in secured convertible promissory notes to investors, of which it issued approximately (i) $411,997 in secured convertible promissory notes to funds affiliated with Charles River Ventures, and (ii) $411,997 in secured convertible promissory notes to funds affiliated with Rho Ventures. These notes bore interest at 8% per year and were converted in connection with the April 2006 issuance of Celunol’s Series C convertible preferred stock.

In connection with the issuance of the notes in August and September 2005, certain senior secured convertible bridge notes previously issued to investors in 2004 were converted into Series A convertible preferred stock. Pursuant to this conversion, (i) funds affiliated with Charles River Ventures acquired 16,124 shares of Series A convertible preferred stock by converting $1,535,715 worth of notes plus accrued interest; and (ii) funds affiliated with Rho Ventures acquired 16,121 shares of Series A convertible preferred stock by converting $1,535,715 worth of notes plus accrued interest. The Series A convertible preferred stock underwent a stock split in April 2006.

In November and December 2005, Celunol issued an aggregate of $4,000,000 in secured convertible promissory notes to investors, of which it issued approximately (i) $1,088,900 in secured convertible promissory notes to funds affiliated with Charles River Ventures, and (ii) $1,088,900 in secured convertible promissory notes to funds affiliated with Rho Ventures. These notes bore interest at 8% per year and were converted in connection with the April 2006 issuance of Celunol’s Series C convertible preferred stock.

In April 2006, Celunol issued an aggregate of 31,532,623 shares of its Series C convertible preferred stock at a price of approximately $0.45 per share, resulting in a total investment of approximately $13.6 million, of which $5.6 million plus accrued interest worth of the above referenced secured convertible promissory notes were converted into shares of Series C convertible preferred stock, and $8 million worth of such shares were sold for cash. Funds affiliated with Charles River Ventures acquired 6,689,388 shares of Series C convertible preferred stock by converting $1,500,897 worth of notes plus accrued interest and investing an additional $1,475,265. Funds affiliated with Rho Ventures acquired 6,689,568 shares of Series C convertible preferred stock by converting $1,500,897 worth of notes plus accrued interest and investing an additional $1,475,265.

In December 2006, Celunol issued an aggregate of $3,000,000 in unsecured convertible promissory notes to investors, of which it issued approximately (i) $857,143 in unsecured convertible promissory notes to funds affiliated with Charles River Ventures, and (ii) $857,143 in secured convertible promissory notes to funds affiliated with Rho Ventures. These notes bear interest at a rate of 8% per annum and mature on August 15, 2007. Funds affiliated with Charles River Ventures received warrants to acquire approximately 283,807 shares of Celunol Series C convertible preferred stock at an exercise price of $0.45 per share, or a number of shares of Celunol’s next round of financing securities (based on the price per share of such next round of financing securities), as part of the transaction. Funds affiliated with Rho Ventures also received warrants to acquire approximately 283,807 shares of Celunol Series C convertible preferred stock at an exercise price of $0.45 per share, or a number of shares of Celunol’s next round of financing securities (based on the price per share of such next round of financing securities), as part of the transaction.

Celunol’s stockholders may participate in the issuance of additional unsecured convertible promissory notes and warrants under substantially the same terms as those issued in December 2006. The stockholders may participate up to their pro rata portion of their equity ownership in Celunol as measured immediately prior to the issuance of the notes and warrants in December 2006. Celunol’s officers and directors who owned equity securities at such time may choose to participate.

As a privately-held research and development company, Celunol does not have a formal policy related to the approval of transactions with related persons. Celunol’s decisions to enter into such transactions are made by the board of directors pursuant to the proposed terms of each such transaction.

Compensation Committee Interlocks and Insider Participation

Since January 1, 2004, Celunol has engaged in various transactions with funds affiliated with Rho Ventures, of which Mr. Ruch, a member of Celunol’s compensation committee, is a managing partner. Such transactions are described above under the heading “Related Party Transactions of Directors and Executive Officers of Celunol.” Mr. Ruch would be appointed as a member of the combined company’s compensation committee in connection with the closing of the merger as well.

UNAUDITED PRO FORMA COMBINED CONSOLIDATED FINANCIAL STATEMENTS

The unaudited pro forma combined consolidated statement of operations for the year ended December 31, 2006, and the unaudited pro forma combined condensed balance sheet as of December 31, 2006, are presented herein, and are derived from the separate historical audited consolidated financial statements of Diversa and Celunol included in or incorporated by reference in this joint proxy statement/prospectus. The accompanying unaudited pro forma combined consolidated statement of operations gives effect to the merger as if it had occurred on January 1, 2006. The accompanying unaudited pro forma combined consolidated balance sheet gives effect to the merger as if it had occurred on December 31, 2006. The unaudited pro forma combined consolidated financial statements are based on estimates and assumptions which are preliminary and subject to change, as set forth in the notes to such statements and which are provided for informational purposes only. The unaudited pro forma combined consolidated financial statements are not necessarily indicative of the financial position or operating results that would have been achieved had the merger been consummated as of the date indicated, nor are they necessarily indicative of future financial position or operating results. This information should be read in conjunction with the historical financial statements and related notes of Diversa and Celunol included in or incorporated by reference into this joint proxy statement/prospectus, and in conjunction with the accompanying notes to these unaudited pro forma combined consolidated financial statements.

The unaudited pro forma combined consolidated financial information was prepared using the purchase method of accounting. Based upon the terms of the merger and other factors, Diversa is treated as the acquiror of Celunol for both legal and accounting purposes. Accordingly, the historical consolidated financial information has been adjusted to give effect to the impact of the consideration issued in connection with the merger. The unaudited pro forma combined consolidated statements of operations include certain purchase accounting adjustments, including items expected to have a continuing impact on the combined results. In the unaudited pro forma combined consolidated balance sheet, Diversa’s cost to acquire Celunol has been allocated to the assets acquired and liabilities assumed based upon management’s preliminary estimate of their respective fair values as of the date of the merger. Any differences between fair value of the consideration issued and the fair value of the assets and liabilities acquired has been allocated, on a preliminary basis, to in-process research and development expense and goodwill. The amounts allocated to acquired assets and liabilities in the unaudited pro forma consolidated condensed financial statements are based on management’s preliminary internal valuation estimates. Definitive allocations will be finalized after the closing of the merger. Accordingly, the preliminary purchase price allocation adjustments reflected in the following unaudited pro forma combined condensed financial statements are preliminary, have been made solely for the purpose of preparing these statements and are subject to revision based on a final determination of fair values after the closing of the merger.

The unaudited pro forma combined condensed statements of operations include certain purchase accounting adjustments, including items expected to have a continuing impact on the combined results. The unaudited pro forma combined condensed statements of operations do not include the impact of any revenue, cost or other operating synergies that may result from the merger. Diversa does not anticipate that there will be significant cost savings from the elimination of redundant spending.

The unaudited pro forma combined condensed financial statements do not reflect the impact of financing, liquidity or other balance sheet repositioning that may be undertaken in connection with or subsequent to the merger. As more fully discussed in this proxy statement/prospectus and our annual report on Form 10-K incorporated herein by reference, Diversa is committed to funding Celunol up to $20 million in cash prior to the close of the transaction, subject to the terms and conditions of a promissory note. In addition, substantial cash requirements will be necessary to execute the combined business plan subsequent to the closing, which is expected by the end of the second quarter of 2007. Diversa has insufficient cash and working capital to effect the merger and combined business plan as contemplated; however, management believes that they will be able to obtain sufficient additional financing in the short-term to fund the operations of the combined entity through at least 2007.

Based on Diversa’s preliminary review of Celunol’s summary of significant accounting policies disclosed in Celunol’s financial statements, the nature and amount of any adjustments to the historical financial statements of

Celunol to conform their accounting policies to those of Diversa are not expected to be significant. Upon consummation of the merger, further review of Celunol’s accounting policies and financial statements may result in required revisions to Celunol’s policies and classifications to conform to such policies and classifications of Diversa.

UNAUDITED PRO FORMA COMBINED CONSOLIDATED BALANCE SHEET

(Amounts in thousands except share data)

	As of December 31, 2006
	Historical		Pro Forma
	Diversa	Celunol	Adjustments			Combined
ASSETS
Current assets:
Cash and cash equivalents	$38,541	$3,590	$			$42,131
Short-term investments	13,371	—				13,371
Accounts receivable, net	8,646	1,057				9,703
Inventory, net	4,098	—				4,098
Prepaid and other current assets	2,378	177				2,555

Total current assets	67,034	4,824				71,858
Property and equipment, net	12,418	6,157		2,500	(A)	21,075
Restricted cash	—	56				56
Other assets	453	600				1,053
Goodwill	—	—		99,126	(B)	99,126

Total assets	$79,905	$11,637		$101,626		$193,168

LIABILITIES
Current liabilities:
Accounts payable	$5,192	$1,960	$			$7,152
Accrued expenses and compensation	8,876	1,531		5,378	(C)	15,785
Restructuring reserve	1,908	—				1,908
Deferred revenue	5,395	271				5,666
Current portion of notes payable	5,223	2,356		(2,356	)(D)	5,223

Total current liabilities	26,594	6,118		3,022		35,734
Notes payable, less current portion	3,724	—				3,724
Deferred revenue, less current portion	783	2,307		(740	)(A)	2,350
Restructuring reserve, less current portion	5,888	—				5,888
Other long term liabilities	—	1,117				1,117
STOCKHOLDERS’ EQUITY
Redeemable convertible preferred stock	—	33		(33	)(E)	—
Common stock, $.001 par value	48	1		13	(E)	62
Additional paid-in-capital	372,415	66,433		83,031	(F)	521,879
Accumulated deficit	(329,486)	(64,372)		16,333	(G)	(377,525)
Accumulated other comprehensive loss	(61)	—				(61)

Total stockholders’ equity	42,916	2,095		99,344		144,355

Total liabilities and stockholders’ equity	$79,905	$11,637		$101,626		$193,168

UNAUDITED PRO FORMA COMBINED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands except share data)

	For the year ended December 31, 2006
	Historical		Pro Forma
	Diversa	Celunol	Adjustments		Combined
Revenues:
Collaborative and grants	$33,331	$3	$—		$33,334
Product-related and license	15,867	271	—		16,138

Total revenues	49,198	274	—		49,472
Costs and Expenses:
Cost of product-related revenue	12,914	—	—		12,914
Research and development	50,033	4,047	210	(H)	54,290
Selling, general and administrative	14,800	4,415	227	(H)	19,442
Restructuring charges	12,026	—	—		12,026

Total costs and expenses	89,773	8,462	437		98,672

Loss from operations	(40,575)	(8,188)	—		(49,200)
Interest and other income (expense), net	1,304	373	16	(I)	1,693

Loss before income taxes	(39,271)	(7,815)			(47,507)
Provision for income taxes	—	(1)	—		(1)

Net loss	(39,271)	(7,816)	—		(47,507)
Preferred stock dividends	—	(188)	188	(J)	—

Net loss applicable to common shareholders	$(39,271)	$(8,004)	$(233)		$(47,508)

Net loss per common share, basic and diluted	$(0.85)				$(0.79)

Weighted average common shares outstanding, basic and diluted	46,474		13,924	(K)	60,398

NOTES TO UNAUDITED PRO FORMA COMBINED

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands except share data)

NOTE 1. Basis of Presentation

On February 12 2007, Diversa entered into a definitive merger agreement with Celunol for a stock-for-stock merger transaction. Under the terms of the merger agreement, which has been unanimously approved by the board of directors of each company, Diversa will issue an aggregate of 15 million shares of Diversa common stock, stock options, or warrants to Celunol securityholders. The total number of shares issuable may be reduced in the event that Celunol’s defined debt exceeds $20 million or working capital is below minimum thresholds, as defined by the merger agreement. Such an adjustment, if material, could cause the measurement date for the merger to be re-set, in which case the total value of consideration paid could be substantially increased or reduced from the preliminary value, based on the market price of Diversa’s common stock on the new measurement date. Any increase or decrease in consideration paid would have a corresponding effect on the preliminary value of in-process research and goodwill.

All outstanding options to purchase Celunol common stock and warrants to purchase Celunol common stock that are not exercised or terminated prior to the effective time will be assumed by Diversa. The total number of common shares, options, or warrants issuable at the effective time of the merger is based upon specific conversion calculations as defined by the merger agreement. Following the close of the merger, Diversa stockholders will continue to own their existing shares of Diversa common stock. As of February 11, 2007, Celunol had approximately 5.1 million common shares, 32.0 million preferred shares, and 4.2 million options and warrants to purchase shares of common and preferred stock outstanding. Assuming the conversion of all outstanding preferred stock, bridge notes and warrants into common shares in connection with the merger agreement, Celunol’s total common shares outstanding at February 11, 2007 were 48.8 million. Based on these amounts and the terms outlined above, Celunol stockholders will receive a total of approximately 13.9 million shares of Diversa common stock, and holders of Celunol options and warrants will receive approximately 1.1 million options or warrants to purchase Diversa common stock.

In accordance with the terms of the merger agreement, on February 12, 2007, Celunol issued to Diversa an unsecured promissory note pursuant to which Diversa has agreed to lend Celunol up to $20 million. Any principal outstanding under the promissory note accrues interest at 9% per annum and will be assumed by Diversa at the date of merger. In the event that the merger is not completed, the note is repayable based upon the reason for the termination of the merger. If the merger is terminated because Celunol accepts a superior offer the entire note and interest becomes immediately due and payable. If Diversa fails to close the merger, amounts remain outstanding under the promissory note at a time when Celunol completes an equity financing with total proceeds to Celunol of at least $25 million, not including the conversion of any debt, including the promissory note, in connection with such financing, then 50% of amounts owed under the note shall automatically convert into the equity securities issued by Celunol in the financing and the remaining 50% will be due and payable in one year.

NOTE 2. Merger Consideration and Purchase Price Allocation

The allocation of the purchase price is preliminary and is based upon a preliminary valuation of tangible and intangible assets acquired and liabilities assumed. The purchase price allocation included within these unaudited pro forma combined consolidated financial statements is based upon a preliminary estimated purchase price of approximately $149.3 million, consisting of $145.6 million in common stock, options and warrants to be issued in connection with the merger, and estimated transaction costs of $3.7 million. The fair value of common stock to be issued in connection with the merger was assumed at $10.17 per share, which, pursuant to FASB No. 141, “Business Combinations,” is based on the average trading price of the Diversa common stock for the two full trading days prior to and subsequent to the merger agreement date of February 12, 2007. For purposes of the unaudited pro forma condensed consolidated financial statements, it is assumed that the Celunol options and warrants will be exchanged for approximately 800,000 options and approximately 275,000 warrants to purchase

Diversa common stock. The options were valued at a weighted average of $5.69 per share, and the warrants at a weighted average value of $9.75 per share, pursuant to the Black-Scholes Melton (“BSM”) valuation model. The total option value aggregated $4.6 million, of which $1.3 million is accounted for as additional purchase price and $3.3 million as non-cash compensation expense attributed to the issuance of Diversa shares to unvested Celunol option holders, which will be amortized to expense following the effective date of the merger over a weighted average term of 2 years.

The options and warrants were valued under the BSM valuation model using the following assumptions:

Interest rate	4.5	%
Volatility	61%	%
Expected life	4–10 years
Expected dividend yield	—	%

The preliminary purchase consideration is as follows (in thousands, except per share data):

Issuance of Diversa common stock to Celunol stockholders (13.9 million shares at $10.17 per share)	$141,600
Fair value of options for Diversa common stock to be issued as consideration for outstanding vested Celunol stock options	1,300
Fair value of warrants for Diversa common stock to be issued as consideration for outstanding Celunol warrants	2,700
Estimated Diversa transaction costs	3,700
Total preliminary purchase price	$149,300

Diversa has not completed its assessment of the fair value of the assets and liabilities assumed of Celunol and the related business integration plans. The amount of in-process research and development (“IPR&D”) and goodwill will be determined upon completion of the appraisal and, therefore, may be different from the amounts presented within these unaudited pro forma combined financial statements. To the extent the amounts are different, the unaudited pro forma combined consolidated financial statements could change significantly. Assuming the purchase consideration does not change, the effect of any changes to the value of Celunol’s net assets acquired would directly impact goodwill. The table below represents a preliminary allocation of the total consideration to Celunol’s tangible and intangible assets and liabilities based on management’s preliminary estimate of their respective fair values as of the date of the merger.

The preliminary purchase price allocation is as follows (in thousands):

Fair value of net tangible assets acquired	$7,700
In-process research and development	42,500
Goodwill	99,100

Total preliminary consideration	$149,300

The amount allocated to acquired IPR&D represents an estimate of the fair value of acquired, to-be-completed research projects. The values of the research projects will be determined by estimating the costs to develop the acquired technology into commercially viable products or applications, estimating the resulting net cash flows from the projects, and discounting the net cash flows to their present value. These cash flows will be estimated by forecasting total revenues expected from these products or applications and then deducting appropriate operating expenses, cash flow adjustments and contributory asset returns to establish a forecast of net cash flows arising from the in-process technology. These cash flows will be substantially reduced to take into account the time value of money and the risks associated with the inherent difficulties and uncertainties given the projected stage of development of these projects at closing. For purposes of the unaudited pro forma combined condensed balance sheet as of December 31, 2006, on a preliminary estimated basis, $42.5 million, or 30%, of the purchase price in excess of net tangible assets has been allocated to acquired IPR&D. IPR&D relates to products or applications that are not expected to have reached technological feasibility as of the closing date and have no alternative future use. At the announcement date, Celunol’s ongoing research and development initiatives were primarily involved with the development of its patented and proprietary biotechnology to enable production of fuel-grade ethanol from cellulosic biomass materials. As of the date of expected closing of the merger, these projects are not expected to have reached technological feasibility and will have no alternative future use. Accordingly, the amounts allocated to IPR&D are expected to be charged to the statement of operations in the period the acquisition is consummated.

NOTE 3. Pro Forma Adjustments

Adjustments included in the unaudited pro forma combined consolidated balance sheets and unaudited pro forma combined consolidated statements of operations are summarized as follows. The pro forma adjustments do not include any related income tax effects as Diversa provides a full valuation allowance on its deferred tax assets.

A)	Estimated preliminary fair value adjustments to the acquired assets and assumed liabilities of Celunol include: i) adjustment to property and equipment related to an independent appraisal of the Celunol pilot plant assets, and ii) adjustment of long-term deferred revenue to its estimated fair value.

B)	Estimated goodwill represents the total purchase consideration, less the fair value of net tangible assets acquired and IPR&D related to the merger.

C)	Adjustments to accrued liabilities include estimated Diversa and Celunol merger-related transaction costs, and estimated termination costs which will be due certain Diversa executives in connection with the close of the merger.

Diversa merger-related transaction costs	$3,700
Celunol merger-related transaction costs	1,000
Diversa executive severance pay	678

$5,378

Diversa’s transaction costs will be included as a component of total purchase price, and Celunol’s transaction will be expensed effective with the close of the merger. These costs include, but are not limited to, fees for financial advisors, accountants and attorneys and other related costs.

Costs related to executive severance pay are estimated pursuant to certain transition employment agreements entered into in connection with the merger agreement by Edward T. Shonsey, who will resign as Chief Executive Officer and Anthony E. Altig, who will resign as Senior Vice President, Finance and Chief Financial Officer of Diversa, in each case 60 days after the merger.

D)	Adjustment to notes payable represents the elimination of Celunol’s convertible bridge notes payable in connection with Celunol’s bridge financing in 2006, which automatically convert into Series C preferred stock in connection with the merger.

E)	Adjustments to common and preferred stock represent the elimination of Celunol common and preferred stock outstanding, and the issuance of 13.9 million common shares of Diversa at par value of $.001.

F)	Adjustments to additional paid-in capital include the following:

Elimination of historical Celunol additional paid-in-capital	$(66,433)
Fair value of Diversa common stock issued, net of par value	141,585
Fair value of Diversa stock options to be issued in exchange for vested Celunol options	1,300
Fair value of Diversa warrants to be issued in exchange for Celunol warrants	2,700
Fair value of adjustments or acceleration of equity awards in connection with executive severance agreements (1)	3,879

$83,031

(1)	Non-cash costs related to adjustment or acceleration of equity awards are estimated based on the Black-Scholes Merton valuation methodology, pursuant to certain agreements entered into in connection with the merger agreement by Edward T. Shonsey, who will resign as Chief Executive Officer and Anthony E. Altig, who will resign as Senior Vice President, Finance and Chief Financial Officer of Diversa.
G)	Adjustments to accumulated deficit include the following:

Elimination of historical Celunol accumulated deficit	$64,372
Estimated value of acquired IPR&D to be expensed (2)	(42,482)
Estimated cash-based executive termination costs to be expensed (2))	(678)
Estimated non-cash executive termination costs to be expensed (2)	(3,879)
Estimated Celunol merger-related transaction costs (2)	(1,000)

$16,333

(2)	These expenses are not reflected in the pro forma statement of operations because they will not have a continuing impact on the financial results of the combined business.

H)	Adjustment reflects share-based compensation related to Diversa options issued in exchange for unvested Celunol options and represents the amortization of fair value for the number of options that would have vested during 2006.

I)	Adjustment reflects the elimination of interest expense related to Celunol’s convertible bridge notes payable in connection with Celunol’s bridge financing in 2006. These notes are assumed to have been converted into Series C Preferred Stock on January 1, 2006.

J)	Adjustment reflects the elimination of preferred dividends related to Celunol’s preferred stock. All Celunol preferred stock is assumed to have been converted into Diversa common shares on January 1, 2006.

K)	Adjustment to weighted average common shares outstanding reflects the assumed issuance of 13.9 million shares of Diversa common stock on January 1, 2006 in connection with the merger with Celunol.

COMPARISON OF RIGHTS OF HOLDERS OF DIVERSA STOCK AND CELUNOL STOCK

Both Diversa and Celunol are incorporated under the laws of the State of Delaware and, accordingly, the rights of the stockholders of each are currently, and will continue to be, governed by the DGCL. If the merger is completed, Celunol stockholders will be entitled to become stockholders of Diversa, and their rights will be governed by the DGCL, the certificate of incorporation of Diversa and the bylaws of Diversa, to the extent applicable, as described in Diversa Proposal Nos. 6 and 7, and the amendment to Diversa’s certificate of incorporation, attached as Annex E to this joint proxy statement/prospectus. For more information on these proposed amendments to Diversa’s certificate of incorporation, see “Matters Being Submitted To a Vote of Diversa Stockholders” beginning on page 115 of this joint proxy statement/prospectus.

The following is a summary of the material differences between the rights of Diversa stockholders and the rights of Celunol stockholders under each company’s respective certificate of incorporation and bylaws. While Diversa and Celunol believe that this summary covers the material differences between the two, this summary may not contain all of the information that is important to you. This summary is not intended to be a complete discussion of the respective rights of Diversa and Celunol stockholders and is qualified in its entirety by reference to the DGCL and the various documents of Diversa and Celunol that are referred to in this summary. You should carefully read this entire joint proxy statement/prospectus and the other documents referred to in this joint proxy statement/prospectus for a more complete understanding of the differences between being a stockholder of Diversa and being a stockholder of Celunol. Diversa has filed copies of its certificate of incorporation and bylaws with the Securities and Exchange Commission, which are exhibits to the registration statement of which this joint proxy statement/prospectus is a part, and will send copies of these documents to you upon your request. Celunol will also send copies of its documents referred to herein to you upon your request. See the section entitled “Where You Can Find More Information” beginning on page 218 of this joint proxy statement/prospectus.

Provision	Celunol	Diversa

ELECTIONS; VOTING; PROCEDURAL MATTERS

Authorized Capital Stock	Celunol’s certificate of incorporation authorizes the issuance of up to 50,000,000 shares of common stock, par value $0.0001, and 36,100,000 shares of preferred stock, $0.001 par value, 1,100,000 of which shares of preferred stock are designated “Series A Preferred Stock” and 35,000,000 of which shares of preferred stock are designated “Series C Preferred Stock.”	Diversa’s certificate of incorporation authorizes the issuance of up to 90,000,000 shares of common stock, par value $0.001, and 5,000,000 shares of preferred stock, par value $0.001. If Proposal 6 is approved at Diversa’s annual meeting of stockholders, Diversa’s certificate of incorporation will be amended to increase the number of authorized shares of common stock to 120,000,000, par value $0.001.

Number of Directors	Celunol’s bylaws provide that the board of directors shall consist of not less than four nor more than five members. The size of the board shall be determined from time to time by a majority of the directors then in office, and the number of directors may be increased at any time by the vote of a majority of the directors then in office.	Diversa’s certificate of incorporation provides that the number of directors that constitute the board of directors will be fixed exclusively by resolutions adopted by the board of directors.

Provision	Celunol	Diversa

Stockholder Nominations and Proposals	Celunol’s bylaws provide that in order for a stockholder to make a director nomination or propose business at an annual meeting of the stockholders, the stockholder must give timely written notice to Celunol’s secretary not less than 120 days nor more than 180 days prior to the scheduled date of such meeting and in the case of an annual meeting, not less than 120 nor more than 180 days prior to the first anniversary of the preceding year’s annual meeting.	Diversa’s bylaws provide that in order for a stockholder to make a director nomination or propose business at an annual meeting of the stockholders, the stockholder must give timely written notice to Diversa’s secretary not later than the close of business on the 90th day nor earlier than the 120th day prior to the first anniversary of the preceding year’s annual meeting (with certain adjustments if the date of the annual meeting is advanced by more than 30 days or delayed by more than 30 days from the first anniversary of the preceding year’s annual meeting).

Classified Board of Directors	Celunol’s certificate of incorporation and bylaws do not provide for the division of the board of directors into classes.	Diversa’s certificate of incorporation and bylaws provide for the division of the board of directors into classes.

Removal of Directors	Under Celunol’s bylaws, subject to the certificate of incorporation, the holders of stock entitled to vote for the election of directors may, at any meeting called for the purpose, by vote of a majority of the shares of such stock outstanding, remove any director or the entire board of directors with or without cause and fill any vacancies thereby created.	Under Diversa’s certificate of incorporation and bylaws, subject to any limitations imposed by law, a director may be removed without cause at any time by the affirmative vote of the holders of at least a majority of the outstanding shares entitled to vote on such removal.

Special Meetings of Stockholders	Celunol’s bylaws provide that a special meeting of the stockholders may be called by the president, the chairman of the board of directors, or by the board of directors.	Diversa’s bylaws provide that a special meeting of the stockholders may be called by the chairman of the board of directors, the chief executive officer, the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors, or by the holders of shares entitled to cast not less than 10% of the votes at the meeting.

Cumulative Voting	Celunol’s certificate of incorporation provides that there shall be no cumulative voting.	Diversa’s certificate of incorporation and bylaws, subject to certain limitations, provide that there shall be no cumulative voting of directors.

Provision	Celunol	Diversa

Vacancies	Celunol’s bylaws provide that, unless otherwise provided in the certificate of incorporation, any vacancy or newly created directorships on the board of directors will be filled by the affirmative vote of a majority of the directors in office, although less than a quorum, unless previously filled by the stockholders entitled to vote for the election of directors. The directors so chosen shall hold office until the next annual election and until their successors are duly elected and qualify or until their earlier resignation or removal. If there are no directors in office, then an election of directors may be held in the manner provided by statute.

Diversa’s certificate of incorporation and bylaws provide that any vacancy or newly created directorships in the board of directors will, unless the board of directors determines that such vacancy shall be filled by the stockholders, except as otherwise provided by law, be filled only by the affirmative vote of a majority of the directors in office, although less than a quorum, and not by the stockholders, unless otherwise determined by resolution of the board of directors.

If at the time of the filling any vacancy, the directors in office constitute less than a majority of the whole board, the Delaware Court of Chancery may, upon application of any stockholder(s) holding at least 10% of the total number of the shares at the time outstanding having the right to vote for such directors, summarily order an election to be held to fill any such vacancy, or to replace the director chosen by the directors then in office as aforesaid.

A vacancy will be deemed to exist in the case of a director’s death, removal, disqualification, resignation, or other causes and in the case of any newly created directorships resulting from any increase.

Voting Stock	Under Celunol’s certificate of incorporation and bylaws, except as otherwise provided by law, and subject to any voting rights that may be granted to the holders of any class or series of preferred stock by the board of directors, all the voting power of the corporation is vested, as to all matters requiring stockholder approval, in the common stock; provided, however, that except as otherwise provided by law, holders of common stock, as such, shall not be entitled to vote on any amendment to the corporation’s certificate of incorporation that amends solely the terms of one or more outstanding series of preferred stock if the holders of such affected series of preferred stock are entitled to vote thereon.	Under Diversa’s bylaws, the holders of common stock are entitled to vote at all meetings of the stockholders and shall be entitled to cast one vote in person or by proxy for each share of stock held by them respectively as of the record date fixed by the Diversa’s board of directors.

Provision	Celunol	Diversa

Under Celunol’s certificate of incorporation, each holder of outstanding shares of Series C preferred stock and each holder of outstanding shares of Series A preferred stock shall be entitled to cast the number of votes equal to the number of whole shares of common stock into which the shares of Series C preferred stock or Series A preferred stock, respectively, held by such holder are convertible. Except as provided by law or certain provisions of Celunol’s certificate of incorporation, holders of Series C preferred stock and holders of Series A preferred stock shall vote together with the holders of common stock as a single class.

The holders of common stock are entitled to vote at all meetings of the stockholders and shall be entitled to cast one vote in person or by proxy for each share of stock held by them, respectively, as of the record date fixed by Celunol’s board of directors.

Stockholder Action by Written Consent	Celunol’s bylaws provide that, unless otherwise provided in the certificate of incorporation, any action to be taken at any annual or special meeting of the stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to take such action at a meeting at which all shares entitled to vote were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent will be given to those stockholders who have not consented in writing.	Diversa’s bylaws specify that no action will be taken by the stockholders except at an annual or special meeting of the stockholders and that no action will be taken by the stockholders by written consent.

Notice of Annual Meeting	Under Celunol’s bylaws, written notice of each stockholder meeting must include the date, time and place of such meeting. Notice will be given not less than 10 nor more than 60 days prior to the date of the meeting to each stockholder entitled to vote at such meeting.	Under Diversa’s bylaws, written notice of each stockholder meeting must include the date, time and place of such meeting. Notice will be given not less than 10 nor more than 60 days prior to the date of the meeting to each stockholder entitled to vote at such meeting.

Provision	Celunol	Diversa

Conversion Rights and Protective Provisions

Under Celunol’s certificate of incorporation, each share of preferred stock is convertible, at the option of the holder thereof at any time and shall automatically convert upon (i) a Qualifying Public Offering (as defined in the certificate of incorporation); or (ii) a date set by vote or written consent of the Majority Holders (as defined in the certificate of incorporation).

Celunol’s certificate of incorporation provides no preemptive rights to holders of Celunol stock.

Diversa’s certificate of incorporation provides no preemptive or other rights to holders of Diversa stock.

INDEMNIFICATION OF OFFICERS AND DIRECTORS AND ADVANCEMENT OF EXPENSES; LIMITATION ON PERSONAL LIABILITY

Indemnification	Celunol’s bylaws provide that Celunol shall indemnify any person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of being or having been a director or officer of Celunol or serving or having served at the request of Celunol as a director, trustee, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, whether the basis of such proceeding is alleged action or failure to act in an official capacity as a director, trustee, officer, employee or agent or in any other capacity while serving as a director, trustee, officer, employee or agent, to the fullest extent not prohibited by the DGCL, provided, however, that Celunol shall so indemnify only if such proceeding was authorized by the board of directors of Celunol.	Diversa’s bylaws provide that Diversa shall indemnify its directors and executive officers to the fullest extent not prohibited by the DGCL or any other applicable law; provided, that the corporation may modify the extent of such indemnification by individual contracts with its directors and executive officers; and, provided, that Diversa shall not be required to indemnify any director or executive officer in connection with any proceeding initiated by such person unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the board of directors of Diversa, (iii) such indemnification is provided by Diversa, in its sole discretion, pursuant to the powers vested in Diversa under the DGCL or any other applicable law, or (iv) such indemnification is required to be made under subsection (d) of Diversa’s bylaws. If Diversa Proposal No. 7 is approved at Diversa’s annual meeting, Diversa’s certificate of incorporation will be amended to authorize the indemnification of Diversa’s officers and directors in a manner consistent with the indemnification for such persons in Diversa’s bylaws.

Provision	Celunol	Diversa

Advancement of Expenses	Celunol’s bylaws provide that Celunol shall advance expenses to any person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of being or having been a director or officer of Celunol or serving or having served at the request of Celunol as a director, trustee, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, provided, however, that if the DGCL so requires, such advancement of expenses shall be made only upon delivery to Celunol of an undertaking by such person to repay all amounts so advanced if there is a final judgment that such person is not entitled to be indemnified for such expenses.	Diversa’s bylaws provide that Diversa shall advance expenses to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or officer of Diversa, or is or was serving at the request of Diversa as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding. Such amounts must be repaid if it should be determined ultimately that such person is not entitled to be indemnified under the bylaws or otherwise.

DIVIDENDS

Declaration and Payment of Dividends	Celunol’s certificate of incorporation provides that when determined by the board of directors and subject to the preferential dividend rights of the preferred stock, dividends may be paid on the common stock from funds lawfully available for such purpose. While dividends will accrue on outstanding shares of preferred stock, subject to the provisions of Celunol’s certificate of incorporation, Celunol shall be under no obligation to pay such accruing dividends, provided, however, that Celunol shall not declare, pay or set aside any dividends on any other shares of capital stock of Celunol (other than dividends on shares of common stock payable in shares of common stock) unless the holders of preferred stock then outstanding shall first or simultaneously receive the dividend to which they are entitled pursuant to the terms of Celunol’s certificate of incorporation.	Diversa’s bylaws provide that, subject to the provisions of Diversa’s certificate of incorporation and applicable law, the board of directors may declare dividends pursuant to law at any regular or special meeting. Dividends may be paid in cash, in property, or in shares of capital stock, subject to the provisions of the certificate of incorporation and applicable law. Before payment of any dividend, the board of directors may set aside any funds of Diversa available for dividends as the board of directors from time to time, in its absolute discretion, thinks proper as a reserve for any purpose the board of directors thinks conducive to the interests of Diversa.

Provision	Celunol	Diversa

AMENDMENTS TO ARTICLES OF INCORPORATION OR BYLAWS

General Provisions

Celunol’s certificate of incorporation provides that Celunol reserves the right to amend, alter, change or repeal any provision of the certificate of incorporation.

Celunol’s bylaws provide that the bylaws may be altered, amended or repealed or new bylaws adopted by the stockholders or by the board of directors, when such power is conferred upon by the board of directors by the certificate of incorporation, pursuant to the quorum and voting requirements of stockholder and director meetings, respectively, as set forth in the bylaws, or by the written consent of a majority in interest of the outstanding voting stock of Celunol or by the unanimous written consent of the board of directors. Certain provisions of the bylaws may not be altered, amended or repealed in any way without the affirmative vote of the holders of at least 80% in voting power of all the shares of Celunol entitled to vote generally in the election of directors of Celunol.

Diversa’s certificate of incorporation provides that Diversa reserves the right to amend, alter, change or repeal any provision of the certificate of incorporation.

Diversa’s bylaws provide that the bylaws may be altered or amended or new bylaws adopted by the affirmative vote of at least 66-2/3% of the voting power of all of the then outstanding shares of the voting stock of Diversa entitled to vote. The board of directors shall also have the power to adopt, amend, or repeal the bylaws.

PRINCIPAL STOCKHOLDERS OF DIVERSA

The following table shows information known to Diversa with respect to the beneficial ownership of Diversa’s common stock as of March 1, 2007 by:

•	each person or group of affiliated persons who is known by Diversa to own beneficially more than 5% of Diversa common stock;

•	each of Diversa’s current directors;

•	each of Diversa’s named executive officers identified below; and

•	all of Diversa’s directors and executive officers as a group.

As of March 1, 2007, there were 48,350,226 shares of Diversa common stock issued and outstanding. The numbers of shares beneficially owned include shares of common stock that the listed beneficial owners have the right to acquire within 60 days of March 1, 2007 upon the exercise of all options and other rights beneficially owned on that date. Unless otherwise noted, Diversa believes that all persons named in the table have sole voting and investment power with respect to all the shares beneficially owned by them.

Name and Address of Beneficial Owner	Number of Shares	Beneficial Ownership (1) Percent of Total
Syngenta Participations AG and affiliates (2) Schwarzwaldallee 215 CH-4002 Basel Switzerland	7,963,593	16.5%

Funds Affiliated with HealthCare Ventures (3) 44 Nassau Street Princeton, New Jersey 08542	6,497,766	13.4%

T. Rowe Price Associates, Inc. (4) 100 E. Pratt Street Baltimore, Maryland 21202	3,425,138	7.1%

Marisco Capital Management 1200 17th Street, Suite 1600 Denver, CO 80202	2,985,133	6.2%

Edward T. Shonsey (5)	530,853	1.1%
William H. Baum (6)	516,840	1.1%
Anthony E. Altig (7)	181,498	*
R. Patrick Simms (8)	287,726	*
James H. Cavanaugh, Ph.D. (9)	6,753,169	13.9%
Peter Johnson (10)	154,595	*
Fernand Kaufmann, Ph.D. (11)	50,161	*
Mark Leschly (12)	1,775,021	3.7%
Melvin I. Simon, Ph.D. (13)	468,905	1.0%
Cheryl A. Wenzinger (14)	60,888	*
All current executive officers and directors as a group (10 persons) (15)	10,779,656	21.5%

*	Less than one percent.

(1)

This table is based upon information supplied by officers, directors, and principal stockholders and Schedules 13D and 13G filed with the Securities and Exchange Commission. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, Diversa believes that each of the stockholders named in this table has sole or shared voting and/or investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based on 48,350,226 shares outstanding on March 1, 2007, adjusted as required by rules promulgated by the Securities and Exchange Commission.
(2)	Includes 6,034,983 shares held by Syngenta Participations AG and 1,928,610 shares held by Syngenta Seeds AG.
(3)	Includes 3,231,679 shares held by HealthCare Ventures III, L.P.; 949,929 shares held by HealthCare Ventures IV, L.P.; 1,677,658 shares held by HealthCare Ventures V, L.P.; and 638,500 shares held by HealthCare Ventures VI, L.P.
(4)	These securities are owned by various individual and institutional investors, to which T. Rowe Price Associates, Inc. serves as investment adviser with power to direct investments and/or sole power to vote the securities. For purposes of the reporting requirements of the Exchange Act, T. Rowe Price Associates, Inc. is deemed to be a beneficial owner of such securities; however, T. Rowe Price Associates, Inc. expressly disclaims that it is, in fact, the beneficial owner of such securities.
(5)	Includes 349,561 shares Mr. Shonsey has the right to acquire pursuant to outstanding options exercisable within 60 days of March 1, 2007.
(6)	Includes 327,617 shares Mr. Baum has the right to acquire pursuant to outstanding options exercisable within 60 days of March 1, 2007.
(7)	Includes 84,374 shares Mr. Altig has the right to acquire pursuant to outstanding options exercisable within 60 days of March 1, 2007.
(8)	Includes 199,742 shares Mr. Simms has the right to acquire pursuant to outstanding options exercisable within 60 days of March 1, 2007.
(9)	Includes 6,497,766 shares held by HealthCare Ventures III, L.P., HealthCare Ventures IV, L.P., HealthCare Ventures V, L.P., and HealthCare Ventures VI, L.P. Dr. Cavanaugh is a managing member of the general partner of each of the above-listed investment funds, and shares investment and voting power over these shares with the other managing members of each of the general partners of these funds, none of whom are affiliated with Diversa. Dr. Cavanaugh disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. Also includes 131,798 shares Dr. Cavanaugh has the right to acquire pursuant to outstanding options exercisable within 60 days as of March 1, 2007.
(10)	Includes 129,295 shares Mr. Johnson has the right to acquire pursuant to outstanding options exercisable within 60 days of March 1, 2007.
(11)	Includes 40,161 shares Dr. Kaufmann has the right to acquire pursuant to outstanding options exercisable within 60 days of March 1, 2007.
(12)	Includes 1,634,230 shares held by Rho Management Trust II, 47,931 shares held by Rho Management Partners L.P. and 25,382 shares held in an account managed by Joshua Ruch. Mr. Leschly is a managing partner of Rho Capital Partners, Inc., which is the investment advisor to Rho Management Trust II. Mr. Leschly disclaims beneficial ownership all of such shares and has no pecuniary interest therein. Also includes 115,409 shares Mr. Leschly has the right to acquire pursuant to outstanding options exercisable within 60 days of March 1, 2007.
(13)	Includes 371,887 shares Dr. Simon has the right to acquire pursuant to outstanding options exercisable within 60 days of March 1, 2007.
(14)	Includes 58,888 shares Ms. Wenzinger has the right to acquire pursuant to outstanding options exercisable within 60 days of March 1, 2007.
(15)	Includes 1,808,732 shares these executive officers and directors (or their affiliates) have the right to acquire pursuant to outstanding options exercisable within 60 days of March 1, 2007.

PRINCIPAL STOCKHOLDERS OF CELUNOL

The following table shows information known to Celunol with respect to the beneficial ownership of Celunol’s capital stock as of March 1, 2007 by:

•	each person or group of affiliated persons who is known by Celunol to own beneficially more than 5% of any class of Celunol’s capital stock;

•	each of Celunol’s current directors;

•	each of Celunol’s named executive officers identified below; and

•	all of Celunol’s directors and executive officers as a group.

As of March 1, 2007, there were (1) 5,625,269.28 shares of Celunol’s common stock issued and outstanding, (2) 1,009,124 shares of Celunol’s Series A preferred stock issued and outstanding and (3) 31,956,860 shares of Celunol’s Series C preferred stock issued and outstanding. The numbers of shares beneficially owned include shares of capital stock that the listed beneficial owners have the right to acquire within 60 days of March 1, 2007 upon the exercise of all options and other rights beneficially owned on that date. Unless otherwise noted, Celunol believes that all persons named in the table have sole voting and investment power with respect to all the shares beneficially owned by them.

Name and Address of Beneficial Owner	Number of Shares (1)	Beneficial Ownership Percent of Total (1)
Braemer Energy Ventures LP 340 Madison Avenue, 18th Floor New York, NY 10017	3,656,200	8.9%

Funds affiliated with Charles River Ventures (2) 1000 Winter Street, Suite 3300 Waltham, MA 02451	7,312,382	17.9%

Funds affiliated with Rho Ventures (3) Carnegie Hall Tower 152 West 57th Street, 23rd Floor New York, NY 10019	7,312,546	17.9%

Khosla Ventures I, L.P. 3000 Sand Hill Road, Bldg 3, Suite 170 Menlo Park, CA 94025	7,312,578	17.9%

Paul Candies P.O. Box 25, 17271 Highway 90 Des Allemands, LA 70030	3,749,660	9.2%

Carlos A. Riva (4)	2,738,830	6.7%
John A. McCarthy, Jr. (5)	864,900	2.1%
John R. Doyle (6)	16,969	*
Richard J. Steiger (7)	25,000	*
Gregory W. Luli (8)	180,034	*
John R. Malloy, Jr. (9)	204,056	*
Charles T. Davis (10)	26,741	*
David F. Agneta (11)	37,863	*
Barbara G. Littlefield (12)	16,044	*
John Howe (13)	26,741	*
John R. Utzschneider	0	0%
Michael Dennis	2,340,928	5.7%
William Lese (14)	3,656,200	8.9%
Joshua Ruch (15)	7,312,546	17.9%
Michael Zak (16)	7,312,382	17.9%
All current executive officers and directors as a group (15 persons) (17)	24,759,234	60.0%

*	Less than one percent.
(1)	This table is based upon information supplied by officers, directors, and principal stockholders. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, Celunol believes that each of the stockholders named in this table has sole or shared voting and/or investment power with respect to the shares indicated as beneficially owned. The number of shares included in the table and the footnotes includes the deemed conversion of Celunol’s Series A preferred stock and Series C preferred stock into Celunol’s common stock in accordance with Celunol’s certificate of incorporation, as amended and/or restated, and are adjusted as required by rules promulgated by the Securities and Exchange Commission. The applicable percentages are based on 40,882,519 shares outstanding on March 1, 2007, which includes the deemed conversion of Celunol’s Series A preferred stock and Series C preferred stock into Celunol’s common stock in accordance with Celunol’s certificate of incorporation, as amended and/or restated, and is adjusted as required by rules promulgated by the Securities and Exchange Commission.
(2)	Includes 7,213,801 shares held by Charles River Partnership XII, LP.; and 98,580 shares held by CRV XII Affiliates Fund, LP.
(3)	Includes 2,155,614 shares held by Rho Ventures IV (QP), LP; 2,246,372 shares held by Rho Ventures IV GmbH & Co. Beteiligungs KG; 915,601 shares held by Rho Ventures IV, LP; and 1,994,959 shares held by Rho Management Trust I.
(4)	Includes 2,738,830 shares of restricted stock subject to vesting, transfer restrictions, forfeiture and acceleration.
(5)	Includes 864,900 shares of restricted stock subject to vesting, transfer restrictions, repurchase by Celunol and acceleration.
(6)	Includes 16,969 shares Mr. Doyle has the right to acquire pursuant to outstanding options exercisable within 60 days of March 1, 2007.
(7)	Includes 25,000 shares Mr. Steiger has the right to acquire pursuant to outstanding options exercisable within 60 days of March 1, 2007.
(8)	Includes 180,000 shares Dr. Luli has the right to acquire pursuant to outstanding options exercisable within 60 days of March 1, 2007.
(9)	Includes 54,056 shares Mr. Malloy has the right to acquire pursuant to outstanding options exercisable within 60 days of March 1, 2007.
(10)	Includes 26,741 shares Mr. Davis has the right to acquire pursuant to outstanding options exercisable within 60 days of March 1, 2007.
(11)	Includes 12,621 shares Mr. Agneta has the right to acquire pursuant to outstanding options exercisable within 60 days of March 1, 2007.
(12)	Includes 8,022 shares Ms. Littlefield has the right to acquire pursuant to outstanding options exercisable within 60 days of March 1, 2007.
(13)	Includes 26,741 shares Mr. Howe has the right to acquire pursuant to outstanding options exercisable within 60 days of March 1, 2007.
(14)	Includes 3,656,200 shares held by Braemar Energy Ventures LP. Mr. Lese is a managing director of Braemar Energy Ventures LP, and shares investment and voting power over these shares with the other managing directors of this fund, none of whom are affiliated with Celunol. Mr. Lese disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.
(15)	Includes 2,155,614 shares held by Rho Ventures IV (QP), LP; 2,246,372 shares held by Rho Ventures IV GmbH & Co. Beteiligungs KG; 915,601 shares held by Rho Ventures IV, LP; and 1,994,959 shares held by Rho Management Trust I. Mr. Ruch is a managing partner of these funds’ general partner or investment advisor, as applicable. and shares investment and voting power over these shares with the other managing directors and managing members, none of whom are affiliated with Celunol. Mr. Ruch disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. (16) Includes 7,213,801 shares held by Charles River Partnership XII, LP.; and 98,580 shares held by CRV XII Affiliates Fund, LP. Mr. Zak is a manager of the general partners of these funds and shares investment and voting power over these shares with the other manager, none of whom are affiliated with Celunol. Mr. Zak disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.
(16)	Includes 7,213,801 shares held by Charles River Partnership XII, LP.; and 98,580 shares held by CRV XII Affiliates Fund, LP. Mr. Zak is a manager of the general partners of these funds and shares investment and voting power over these shares with the other manager, none of whom are affiliated with Celunol. Mr. Zak disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.
(17)	Includes 350,150 shares these executive officers and directors (or their affiliates) have the right to acquire pursuant to outstanding options exercisable within 60 days of March 1, 2007.

PRINCIPAL STOCKHOLDERS OF THE COMBINED COMPANY

The following table and the related notes present certain information with respect to the beneficial ownership of the combined company upon consummation of the merger, by (1) each director and executive officer of the combined company, (2) each person or group who is known to the management of Diversa and Celunol to become the beneficial owner of more than 5% of the common stock of the combined company upon the consummation of the merger and (3) all directors and executive officers of the combined company as a group. Unless otherwise indicated in the footnotes to this table and subject to the voting agreements entered into by directors, executive officers and major stockholders of Diversa and Celunol, Diversa and Celunol believe that each of the persons and entities named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned.

The percent of common stock of Diversa is based on 48,350,226 shares of common stock of Diversa outstanding as of March 1, 2007. The percent of preferred stock and common stock of Celunol is based on (1) 5,625,269.28 shares of Celunol’s common stock, (2) 1,009,124 shares of Celunol’s Series A preferred stock and (3) 31,956,860 shares of Celunol’s Series C preferred stock issued and outstanding as of March 1, 2007 and assumes the conversion of Celunol’s Series A preferred stock and Series C preferred stock into Celunol’s common stock. The percent of common stock of the combined company is based on 63,350,226 shares of common stock of the combined company outstanding upon the consummation of the merger and assumes that (i) Celunol’s closing debt adjusted amount determined pursuant to the merger agreement, is $0.00 and (ii) an exchange ratio price, as calculated pursuant to the merger agreement, of $8.00. Shares of Diversa common stock subject to options that are currently exercisable or are exercisable within 60 days after March 1, 2007 are treated as outstanding and beneficially owned by the person holding them for the purpose of computing the percentage ownership of Diversa common stock of that person but are not treated as outstanding for the purpose of computing the percentage ownership of Diversa common stock of any other person. Shares of Celunol common stock and preferred stock subject to options and warrants that are currently exercisable or are exercisable within 60 days of March 1, 2007 are treated as outstanding and beneficially owned by the person holding them for the purpose of computing the percentage ownership of preferred stock and common stock of Celunol of that person but are not treated as outstanding for the purpose of computing the percentage ownership of preferred stock and common stock of Celunol of any other stockholder.

	Percent of Common Stock of Diversa	Percent of Preferred Stock and Common Stock of Celunol	Percent of Common Stock of the Combined Company
5% Stockholders
Syngenta Participations AG and affiliates	16.5%	—	12.6%
Funds Affiliated with HealthCare Ventures	13.4%	—	10.3%
T. Rowe Price and Associates, Inc	7.9%	—	6.0%
Funds Affiliated with Rho Ventures	4.9%	17.9%	9.2%

Directors and Executive Officers (1)
Carlos A. Riva	—	6.7%	*
John A. McCarthy, Jr.	—	2.1%	*
John R. Malloy, Jr.	—	*	*
William H. Baum	1.1%	—	*
R. Patrick Simms	*	—	*
James H. Cavanaugh	13.9%	—	10.7%
Peter Johnson	*	—	*
Fernand Kaufmann, Ph.D.	*	—	*
Mark Leschly	3.7%	—	2.8%
Joshua Ruch	—	17.9%	4.2%
Melvin I. Simon, Ph.D	1.0%	—	*
Cheryl A. Wenzinger	*	—	*
Michael Zak	—	17.9%	4.2%
All directors and executive officers as a group (13 persons)	20.9%	44.6%	25.6%

*	Less than 1%
(1)	See the applicable footnotes to the tables set forth on the prior pages for “Principal Stockholders of Diversa” and “Principal Stockholders of Celunol” for the applicable beneficial ownership information for each director and executive officer listed below.

LEGAL MATTERS

Cooley Godward Kronish LLP, San Diego, California will pass upon the validity of the Diversa common stock offered by this joint proxy statement/prospectus. Certain U.S. federal income tax consequences of the merger will be passed upon for Diversa by Cooley Godward Kronish LLP and for Celunol by Bingham McCutchen LLP, Boston, Massachusetts.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited Diversa’s consolidated financial statements included in its Annual Report on Form 10-K for the year ended December 31, 2006, and management’s assessment of the effectiveness of Diversa’s internal control over financial reporting as of December 31, 2006, as set forth in their reports (which contain an explanatory paragraph describing conditions which raise substantial doubt about Diversa’s ability to continue as a going concern as described in Note 1 to the consolidated financial statements), which are incorporated by reference in this joint proxy statement/prospectus and elsewhere in the registration statement of which this joint proxy statement/prospectus forms a part. Diversa’s financial statements and management’s assessment are incorporated by reference in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

The consolidated financial statements of Celunol Corp. at December 31, 2006 and 2005, and for each of the years in the two-year period ended December 31, 2006, included in this joint proxy statement/prospectus, have been audited by Grant Thornton LLP, Celunol’s independent certified public accountants, as set forth in their report, appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

Diversa is a reporting company and files annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document Diversa files with the Securities and Exchange Commission at the Securities and Exchange Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for more information about the operation of the Public Reference Room. Diversa’s Securities and Exchange Commission filings are also available at the Securities and Exchange Commission’s website at www.sec.gov. Reports, proxy statements and other information concerning Diversa also may be inspected at the offices of the National Association of Securities Dealers, Inc., Listing Section, 1735 K Street, Washington, D.C. 20006.

As of the date of this joint proxy statement/prospectus, Diversa has filed a registration statement on Form S-4 to register with the Securities and Exchange Commission the Diversa common stock that Diversa will issue to Celunol securityholders in the merger. This joint proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of Diversa, as well as a proxy statement of Diversa and Celunol for their respective stockholder meetings. As permitted by Securities and Exchange Commission rules, this joint proxy statement/prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits which are part of the registration statement. For further information with respect to Diversa, Celunol and the securities being offered under this joint proxy statement/prospectus, please refer to the registration statement and the exhibits filed as a part of the registration statement.

The Securities and Exchange Commission allows Diversa to “incorporate by reference” information that it files into its registration statement on Form S-4 of which this joint proxy statement/prospectus is a part, which means that Diversa can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this joint proxy statement/prospectus. Information in this joint proxy statement/prospectus supersedes information incorporated by reference that Diversa filed with the Securities and Exchange Commission prior to the date of this joint proxy statement/prospectus, while information that Diversa files later with the Securities and Exchange Commission will automatically update and supersede the information in this joint proxy statement/prospectus. Diversa incorporates by reference into this registration statement and joint proxy statement/prospectus the documents listed below, and any future filings it will make with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this joint proxy statement/prospectus but prior to the date of the Diversa annual meeting (other than Current Reports or portions thereof furnished under Item 2.02 or Item 7.01 of Form 8-K):

•	Diversa’s Annual Report on Form 10-K for the year ended December 31, 2006 filed with the Securities and Exchange Commission on March 16, 2007;

•	Diversa’s Current Reports on Form 8-K filed on January 8, 2007 (other than the Current Report furnished on January 8, 2007 under Item 2.02 of Form 8-K), February 12, 2007 and March 13, 2007; and

•

the description of Diversa’s common stock contained in Diversa’s registration statement on Form 8-A filed with the Securities and Exchange Commission on January 26, 2000, including any amendments or reports filed for the purposes of updating this description.

You may obtain a copy of all of the documents that have been incorporated by reference in this joint proxy statement/prospectus, including exhibits to these documents, without charge by requesting them from Diversa.

Diversa has supplied all information contained or incorporated by reference in this joint proxy statement/prospectus relating to Diversa, and Celunol has supplied all such information relating to Celunol.

If you would like to request documents from Diversa or Celunol, please send a request in writing or by telephone to either Diversa or Celunol at the following address:

Diversa Corporation 4955 Directors Place San Diego, CA 92121 Tel: (858) 526-5553 Attn: Investor Relations	Celunol Corp. 55 Cambridge Parkway Cambridge, MA 02142 Tel: (617) 674-5300 Attn: John A. McCarthy, Jr.

In order to obtain timely delivery of such documents, you must request the documents no later than five business days prior to the date of the Diversa annual meeting or the Celunol special meeting, as applicable, and so must request such documents no later than [•], 2007.

You should rely only on the information contained or incorporated by reference in this joint proxy statement/prospectus to vote on the Diversa proposals and the Celunol proposal. Neither Diversa nor Celunol has authorized anyone to provide you with information that is different from what is contained in this joint proxy statement/prospectus. This joint proxy statement/prospectus is dated [•], 2007. You should not assume that the information contained or incorporated by reference in the joint proxy statement/prospectus is accurate as of any date other than such date, and neither the mailing of this joint proxy statement/prospectus to stockholders nor the issuance of Diversa common stock in the merger shall create any implication to the contrary.

Information on Diversa’s Website

Diversa maintains a website at www.diversa.com. Information contained in or accessible through Diversa’s website does not constitute part of this joint proxy statement/prospectus and you should not rely on that information in deciding whether to approve any of the proposals described in this joint proxy statement/prospectus, unless that information is also in or incorporated by reference in this joint proxy statement/prospectus.

Information on Celunol’s Website

Celunol maintains a website at www.celunol.com. Information contained in or accessible through Celunol’s website does not constitute part of this joint proxy statement/prospectus and you should not rely on that information in deciding whether to approve any of the proposals described in this joint proxy statement/prospectus, unless that information is also in this joint proxy statement/prospectus.

Trademark Notice

Diversa, Diversa’s logos and all other Diversa product and service names are registered trademarks or trademarks of Diversa in the U.S. and in other select countries. Celunol, the Celunol logos and all other Celunol product and service names are registered trademarks or trademarks of Celunol in the U.S. and in other select countries. “®” and “™” indicate U.S. registration and U.S. trademark, respectively. Other third-party logos and product/trade names are registered trademarks or trade names of their respective companies.

Stockholder Proposals

The deadline for stockholders to submit proposals to be considered for inclusion in the combined company’s proxy statement for next year’s annual meeting of stockholders is [•], 2008 (120 days prior to [•], 2008, the anniversary of the date of the Diversa 2007 annual meeting). Such proposals may be included in next year’s proxy statement if they comply with certain rules and regulations promulgated by the Securities and Exchange Commission and the procedures set forth in the combined company’s bylaws, as amended, which, among other things, require notice to be delivered or mailed and received at the combined company’s executive offices. In addition, the deadline for stockholders to submit proposals, including director nominations, that will not be included in the combined company’s proxy statement for next year’s annual meeting of stockholders is on or before [•], 2008 (90 days prior to [•], 2008, the anniversary of the date of the Diversa 2007 annual meeting).

INDEX TO CELUNOL FINANCIAL STATEMENTS

CELUNOL CORP. AND SUBSIDIARIES

(Formerly known as BC International Corporation)

(A Development-Stage Company)

Table of Contents

December 31, 2006

Report of Independent Certified Public Accountants

Board of Directors

Celunol Corp.

We have audited the accompanying consolidated balance sheets of Celunol Corp. (a development stage company) (a Delaware Corporation) and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholders’ equity (deficit) and cash flows for the years then ended, and for the period from February 25, 1994 (date of inception) to December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Celunol Corp. and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for the years then ended and for the period from February 25, 1994 (date of inception) to December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3, the Company incurred a net loss attributable to common shareholders of $8,003,763 and $4,443,456 during the years ended December 31, 2006 and 2005, respectively and since inception has incurred net losses attributable to common shareholders aggregating $64,372,482, and, as of December 31, 2006, the Company’s current liabilities exceeded its current assets by $1,294,067. These factors, among others, as discussed in Note 3 to the financial statements, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 3. The consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue in existence.

/s/    GRANT THORNTON LLP

Boston, Massachusetts

March 15, 2006

CELUNOL CORP. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS

	December 31,
	2006	2005
ASSETS
Current assets:
Cash and cash equivalents	$3,590,278	$3,827,022
Accounts receivable, net	1,057,000	—
Prepaid expenses and other current assets	176,797	124,911

Total current assets	4,824,075	3,951,933

Property, plant and equipment, net	6,156,251	1,582,879
Restricted cash	56,391	—
Deposits	600,234	28,912

	6,812,876	1,611,791

Total assets	$11,636,951	$5,563,724

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Notes payable	$2,355,975	$5,600,000
Accounts payable	1,959,868	1,015,744
Accrued expenses	1,530,871	723,747
Deferred revenue	271,428	233,333

Total current liabilities	6,118,142	7,572,824

Deferred revenue, net of current portion	2,307,143	2,216,667
Other liabilities	1,117,037	1,117,037

Total liabilities	9,542,322	10,906,528
Commitments and contingencies	—	—

Stockholders’ equity (deficit):
Common stock—$.0001 par value; 50,000,000 and 4,000,000 shares authorized as of December 31, 2006 and 2005, respectively; 4,744,122 and 119,820 issued and outstanding as of December 31, 2006 and 2005, respectively.	475	11
Redeemable Convertible Preferred stock—$.001 par value; 36,100,000 and 1,774,404 shares authorized as of December 31, 2006 and 2005, respectively; liquidation value; $28,290,249 and $17,905,122 as of December 31, 2006 and 2005, respectively.	32,966	1,038
Additional paid-in capital	66,433,670	51,024,866
Accumulated deficit during development stage	(64,372,482)	(56,368,719)

Total stockholders’ equity (deficit)	2,094,629	(5,342,804)

Total liabilities and stockholders’ equity (deficit)	$11,636,951	$5,563,724

The accompanying notes are an integral part of these financial statements.

CELUNOL CORP. AND SUBSIDIARIES STATEMENT OF OPERATIONS

	Year Ended December 31,		Cumulative from February 25, 1994 (date of inception) through December 31, 2006
	2006	2005
Revenues:
Grants	$2,500	$1,050,149	$18,030,481
License	271,429	233,333	1,321,428

Total revenues	273,929	1,283,482	19,351,909

Operating expenses:
Research and development	4,046,925	2,531,948	31,317,519
General and administrative	4,414,687	2,493,372	41,936,142
Asset impairment charge	—	—	3,881,308

Total operating expenses	8,461,612	5,025,320	77,134,969

Loss from operations	(8,187,683)	(3,741,838)	(57,783,060)

Gain on debt restructuring and extinguishment	—	324,968	3,331,106
Gain on sale of assets	411,370	—	411,370
Interest income, net	214,794	16,810	654,573
Interest expense	(253,118)	(982,130)	(10,554,379)

Net loss before taxes	(7,814,637)	(4,382,190)	(63,940,390)

Income tax provision	(1,266)	(51,266)	(244,232)

Net loss	$(7,815,903)	$(4,433,456)	$(64,184,622)

Preferred stock dividend	(187,860)	—	(187,860)

Net loss attributable to common shareholders	$(8,003,763)	$(4,433,456)	$(64,372,482)

The accompanying notes are an integral part of these financial statements.

CELUNOL CORP. AND SUBSIDIARIES STATEMENT OF SHAREHOLDERS EQUITY

	Convertible Preferred Stock, $0.001 Par Value						Common Stock, $0.0001 Par Value		Additional Paid-In Capital	Deficit Accumulated During the Development Stage	Total Stockholders’ Equity (Deficit)
	Series A		Series B		Series C
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Receipt of initial capital February 25, 1994	—	—	—	—	—	—	$28,320	$283	—	—	$283
Net loss	—	—	—	—	—	—	—	—	—	$(2,552,479)	(2,552,479)

Balances at December 31, 1994	—	—	—	—	—	—	28,320	283	—	(2,552,479)	(2,552,196)
Issuance of common stock for cash	—	—	—	—	—	—	16,527	165	$39,162	—	39,327
Net loss	—	—	—	—	—	—	—	—	—	(2,146,758)	(2,146,758)

Balances at December 31, 1995	—	—	—	—	—	—	44,847	448	39,162	(4,699,237)	(4,659,627)
Issuance of common stock for cash	—	—	—	—	—	—	5,278	53	287,987	—	288,040
Net loss	—	—	—	—	—	—	—	—	—	(1,028,259)	(1,028,259)

Balances at December 31, 1996	—	—	—	—	—	—	50,125	501	327,149	(5,727,496)	(5,399,846)
Issuance of common stock for conversion of debt, accrued interest, and warrant	—	—	—	—	—	—	6,959	70	2,332,912	—	2,332,982
Issuance of common stock for cash, net of expenses	—	—	—	—	—	—	25,836	258	7,363,506	—	7,363,764
Net loss	—	—	—	—	—	—	—	—	—	(3,226,583)	(3,226,583)

Balances at December 31, 1997	—	—	—	—	—	—	82,920	829	10,023,567	(8,954,079)	1,070,317
Issuance of common stock for conversion of debt and accrued interest	—	—	—	—	—	—	2,602	26	872,251	—	872,277
Issuance of common stock for services rendered	—	—	—	—	—	—	80	1	26,819	—	26,820
Issuance of common stock for cash	—	—	—	—	—	—	1,141	11	382,643	—	382,654
Stock options issued to employees	—	—	—	—	—	—	—	—	1,138,265	—	1,138,265
Warrant issued in connection with debt financing	—	—	—	—	—	—	—	—	173,940	—	173,940
Net loss	—	—	—	—	—	—	—	—	—	(5,911,288)	(5,911,288)

Balances at December 31, 1998	—	—	—	—	—	—	86,743	867	12,617,485	(14,865,367)	(2,247,015)
Issuance of common stock for conversion of debt and services	—	—	—	—	—	—	3,535	36	2,332,680	—	2,332,716
Issuance of common stock for cash, net of expenses	—	—	—	—	—	—	5,220	52	3,249,954	—	3,250,006
Stock options issued to employees									249,897	—	249,897
Stock options issued for services rendered	—	—	—	—	—	—	—	—	224,566	—	224,566
Warrants issued in connection with debt financing	—	—	—	—	—	—	—	—	75,713	—	75,713
Warrants issued in connection with refinancing	—	—	—	—	—	—	—	—	978,566		978,566
Net loss	—	—	—	—	—	—	—	—	—	(7,627,043)	(7,627,043)

Balances at December 31, 1999	—	—	—	—	—	—	95,498	955	19,728,861	(22,492,410)	(2,762,594)
Issuance of common stock for conversion of previously accrued services	—	—	—	—	—	—	2,800	28	1,877,428	—	1,877,456
Issuance of common stock for services	—	—	—	—	—	—	89	1	30,173	—	30,174
Issuance of common stock for cash, net of expenses	—	—	—	—	—	—	7,182	71	6,025,128	—	6,025,199
Stock options issued to employees							—	—	598,781	—	598,781
Warrants exercised	—	—	—	—	—	—	2,760	28	2,732	—	2,760
Warrants issued in connection with services	—	—	—	—	—	—	—	—	800,982	—	800,982
Other	—	—	—	—	—	—	—	—	(82,840)	—	(82,840)
Net loss	—	—	—	—	—	—	—	—	—	(9,498,635)	(9,498,635)
Reduction of par value to $.0001	—	—	—	—	—	—	—	(1,072)	1,072	—	—

The accompanying notes are an integral part of these financial statements.

	Convertible Preferred Stock, $0.001 Par Value						Common Stock, $0.0001 Par Value		Additional Paid-In Capital	Deficit Accumulated During the Development Stage	Total Stockholders’ Equity (Deficit)
	Series A		Series B		Series C
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Balances at December 31, 2000	—	—	—	—	—	—	108,329	11	28,982,317	(31,991,045)	(3,008,717)
Stock options issued to employees	—	—	—	—	—	—	—	—	1,126,482	—	1,126,482
Warrants issued in connection with debt financing	—	—	—	—	—	—	—	—	965,954	—	965,954
Net loss (restated see Note 2)	—	—	—	—	—	—	—	—	—	(7,797,135)	(7,797,135)

Balances at December 31, 2001	—	—	—	—	—	—	108,329	11	31,074,753	(39,788,180)	(8,713,416)
Net loss (restated see Note 2)	—	—	—	—	—	—	—	—	—	(3,778,299)	(3,778,299)

Balances at December 31, 2002 (unaudited)	—	—	—	—	—	—	108,329	11	31,074,753	(43,566,479)	(12,491,715)
Stock options exercised	—	—	—	—	—	—	253	—	289	—	289
Net loss (restated see Note 2)	—	—	—	—	—	—	—	—	—	(2,959,472)	(2,959,472)

Balances at December 31, 2003 (unaudited)	—	—	—	—	—	—	108,582	11	31,075,042	(46,525,951)	(15,450,898)
Stock options exercised	—	—	—	—	—	—	177	—	241	—	241
Related party convertible notes restructuring	—	—	—	—	—	—	—	—	1,895,906	—	1,895,906
Warrants issued in lieu of paying directors' fees	—	—	—	—	—	—	—	—	145,000	—	145,000
Net loss (restated see Note 2)	—	—	—	—	—	—	—	—	—	(5,409,312)	(5,409,312)

Balances at December 31, 2004	—	—	—	—	—	—	108,759	11	33,116,189	(51,935,263)	(18,819,063)
Stock options exercised	—	—	—	—	—	—	11,061	—	375	—	375
Stock compensation expense	—	—	—	—	—	—	—	—	195	—	195
Debt forgiveness for related-party loan	—	—	—	—	—	—	—	—	430,000	—	430,000
Issuance of Series A preferred stock	1,009,124	$1,009	—	—	—	—	—	—	11,686,841	—	11,687,850
Issuance of Series B preferred stock	—	—	28,946	$29	—	—	—	—	5,791,266	—	5,791,295
Net loss	—	—	—	—	—	—	—	—	—	(4,433,456)	(4,433,456)

Balances at December 31, 2005	1,009,124	1,009	28,946	29	—	—	119,820	11	51,024,866	(56,368,719)	(5,342,804)
Stock options exercised	—	—	—	—	—	—	384,438	40	3,935	—	3,975
Stock compensation expense	—	—	—	—	—	—	—	—	12,817	—	12,817
Conversion of Series B preferred stock to common stock	—	—	(28,946)	(29)	—	—	516,134	52	187,837	—	187,860
Issuance of common stock for cash	—	—	—	—	—	—	984,900	98	11,480	—	11,578
Issuance of common stock for services	—	—	—	—	—	—	2,738,830	274	32,592	—	32,866
Deferred compensation on issuance of common stock for services									(32,866)		(32,866)
Issuance of Series C preferred stock	—	—	—	—	31,956,860	31,957	—	—	14,442,325	—	14,474,282
Amortization of deferred compensation	—	—	—	—	—	—	—	—	4,108	—	4,108
Warrants issued in connection with debt financing	—	—	—	—	—	—	—	—	373,288	—	373,288
Beneficial conversion feature associated with debt financing	—	—	—	—	—	—	—	—	373,288	—	373,288
Net loss	—	—	—	—	—	—	—	—	—	(8,003,763)	(8,003,763)

Balances at December 31, 2006	1,009,124	$1,009	—	$—	31,956,860	$31,957	4,744,122	$475	$66,433,670	$(64,372,482)	$2,094,629

The accompanying notes are an integral part of these financial statements.

	Convertible Preferred Stock, $0.001 Par Value						Common Stock $0.0001 Par Value		Additional Paid-In Capital	Deficit Accumulated During the Development Stage	Total Stockholders’ Equity (Deficit)
	Series A		Series B		Series C
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Stock options exercised	—	—	—	—	—	—	177	—	241	—	241
Related party convertible notes restructuring	—	—	—	—	—	—	—	—	1,895,906	—	1,895,906
Warrants issued in lieu of paying directors’ fees	—	—	—	—	—	—	—	—	145,000	—	145,000
Net loss (restated Note 2)	—	—	—	—	—	—	—	—	—	(5,409,312)	(5,409,312)

Balances at December 31, 2004	—	—	—	—	—	—	108,759	11	33,116,189	(51,935,263)	(18,819,063)
Stock options exercised	—	—	—	—	—	—	11,061	0	375	—	375
Stock compensation expense	—	—	—	—	—	—	—	—	195	—	195
Debt forgiveness for related-party loan	—	—	—	—	—	—	—	—	430,000	—	430,000
Issuance of Series A preferred stock	1,009,124	$1,009	—	—	—	—	—	—	11,686,841	—	11,687,850
Issuance of Series B preferred stock	—	—	28,946	$29	—	—	—	—	5,791,266	—	5,791,295
Net loss	—	—	—	—	—	—	—	—	—	(4,482,960)	(4,482,960)

Balances at December 31, 2005	1,009,124	1,009	28,946	29	—	—	119,820	11	51,024,866	(56,418,223)	(5,392,308)
Stock options exercised	—	—	—	—	—	—	384,438	40	3,935	—	3,975
Stock compensation expense	—	—	—	—	—	—	—	—	12,817	—	12,817
Conversion of Series B preferred stock to common stock	—	—	(28,946)	(29)	—	—	516,134	52	187,837	—	187,860
Issuance of common stock for cash	—	—	—	—	—	—	984,900	98	11,480	—	11,578
Issuance of common stock for services	—	—	—	—	—	—	2,738,830	274	32,592	—	32,866
Deferred compensation on issuance of common stock for services									(32,866)		(32,866)
Issuance of Series C preferred stock	—	—	—	—	31,956,860	31,957	—	—	14,442,325	—	14,474,282
Amortization of deferred compensation	—	—	—	—	—	—	—	—	4,108	—	4,108
Warrants issued in connection with debt financing	—	—	—	—	—	—	—	—	373,288	—	373,288
Beneficial conversion feature associated with debt financing	—	—	—	—	—	—	—	—	373,288	—	373,288
Net loss	—	—	—	—	—	—	—	—	—	(7,954,259)	(7,954,259)

Balances at December 31, 2006	1,009,124	$1,009	—	$—	31,956,860	$31,957	4,744,122	$475	$66,433,670	$(64,372,482)	$(2,094,629)

The accompanying notes are an integral part of these financial statements.

CELUNOL CORP. AND SUBSIDIARIES STATEMENT OF CASH FLOWS

			Cumulative from February 25, 1994 (date of inception) through December 31, 2006
	Year Ended December 31,
	2006	2005
Cash flows used in operating activities:
Net loss attributable to common shareholders	$(8,003,763)	$(4,433,456)	$(64,372,482)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	131,967	47,355	780,975
Preferred stock dividend accretion	187,860	—	472,514
Non-cash interest expense	253,118	982,130	3,799,008
Interest and other cost paid in stock and warrants	—	—	5,899,263
Gain on debt extinguishment	—	(324,968)	(3,331,106)
Gain on sale of assets	(411,370)	—	(411,370)
Stock compensation expense	12,817	195	3,126,603
Non-cash asset impairment expense	—	—	3,881,307
Provision for doubtful accounts	—	—	76,124
Changes in assets and liabilities:
Accounts receivable	(1,057,000)	—	(1,057,000)
Prepaid expenses and other current assets	(51,886)	(41,910)	(176,797)
Accounts payable	944,124	(317,878)	6,965,655
Accrued expenses	862,942	(564,781)	298,161
Deferred revenue	128,571	(233,333)	2,502,448

Net cash used in operating activities	(7,002,620)	(4,886,646)	(41,546,697)

Cash flows used in investing activities:
Purchase of property, plant and equipment	(5,150,969)	(11,730)	(10,309,663)
Restricted cash	(56,391)	—	(56,391)
Proceeds from disposal of property, plant and equipment	857,000	—	857,000
Increase in deposits	(571,322)	—	(600,234)

Net cash used in investing activities	(4,921,682)	(11,730)	(10,109,288)

Cash flows provided by financing activities:
Proceeds from issuance of debt with detachable warrants	3,000,000	—	20,373,333
Proceeds from issuance of debt	—	5,625,000	13,793,655
Proceeds from issuance of warrants	—	—	252,413
Proceeds from common stock issuance, net of expenses	11,578	—	21,821,605
Proceeds from preferred stock issuance, net of expenses	8,672,005	—	8,672,005
Employee stock options exercised	3,975	375	4,350
Repayment of debt	—	—	(9,671,098)

Net cash provided by financing activities	11,687,558	5,625,375	55,246,263

Net (decrease) increase in cash and cash equivalents	(236,744)	726,999	3,590,278
Cash and cash equivalents, beginning of period	3,827,022	3,100,023	—

Cash and cash equivalents, end of period	$3,590,278	$3,827,022	$3,590,278

Supplemental disclosure of cash flow information:
Interest paid	$—	$—	$3,763,752

Supplemental non-cash information:
Conversion of debt, including accrued interest, into preferred stock	$5,802,277	$17,479,145
Pilot plant grant	$—	$954,500
Per Balance Sheet	$3,590,278	$3,827,022

Variance	$—	$—

The accompanying notes are an integral part of these financial statements.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company

Celunol Corp. (formerly known as BC International Corporation) (the “Company”) was incorporated in Delaware on February 25, 1994. The Company is a development-stage enterprise, as defined in Statement of Financial Accounting Standards No. 7, “Accounting and Reporting by Development Stage Enterprises” (“SFAS No. 7”) and has, since inception, been engaged principally in organizational activities, obtaining financing, acquiring and developing facilities and technology, and research and development relevant to converting cellulosic biomass to ethanol.

Basis of Consolidation

The consolidated financial statements include the financial statements of Celunol Corp. and those of the Company’s four wholly-owned subsidiaries: Celunol Louisiana, LLC, BCI Gridley, LLC (inactive), BCI California, LLC (inactive) and BCI Equity (inactive). All significant inter-company balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and requires disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates.

Cash and Cash-Equivalents

The Company considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash-equivalents.

Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash-equivalents. The Company limits its exposure to credit loss by placing its cash with high-credit, quality financial institutions. The Company generally invests its excess cash in U.S. Treasury and government-agency obligations and investment-grade corporate securities.

The Company’s net accounts receivable exhibited a high degree of concentration for the year ended December 2006, where a single customer’s net accounts receivable balance was 62% of the year ending net account’s receivable balance.

The Company’s accounts receivable consist of amounts due from customers for technological information provided under development and technology transfer arrangements. The Company regularly assesses the need for an allowance for potentially uncollectible accounts receivable arising from our customers’ inability to make required payments. The Company has a limited number of accounts receivable and uses the specific identification method as a basis for determining this estimate. Historically, losses related to uncollectible accounts receivable have been minimal.

Property, Plant and Equipment

Property, plant and equipment are carried at cost. Depreciation and amortization is recognized over the estimated useful lives of the assets placed in service using the straight-line method over a five to ten year life for financial reporting purposes and accelerated methods for tax reporting purposes. Currently, only equipment, pilot plant furniture and fixtures, and leasehold improvements are subject to depreciation. Assets recorded under the construction-in-progress category have not been depreciated and will be depreciated once deployed into operation. The cost of maintenance and repairs is charged to expense as incurred. Items which materially improve or extend the lives of existing assets are capitalized.

Impairment of Long-Lived Assets

In accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”), if indicators of impairment exist, the Company assesses the recoverability of the affected long-lived assets by determining whether the carrying value of such assets can be recovered through undiscounted future operating cash flows. If impairment is indicated, the Company measures the amount of such impairment by comparing the carrying value of the asset to the present value of the expected future cash flows associated with the use of the asset.

Fair Value of Financial Instruments

The carrying amounts of notes payable obligations substantially approximate their respective fair values as they bear terms that are comparable to those available under current-market conditions.

Revenue Recognition

The Company recognizes revenue when all of its contractual obligations are satisfied and collection of the underlying receivable is reasonably assured, in accordance with Securities and Exchange Commission Staff Accounting Bulletin (“SAB”) No. 104, “Revenue Recognition” (“SAB No. 104”). Billings to customers or payments received from customers are included in deferred revenue on the balance sheet until all revenue recognition criteria are met.

Grant Revenue

Revenue from grants is recognized as related costs are incurred, as long as such costs are within the funding limits specified by the underlying grant agreements.

Revenue Arrangements with Multiple Deliverables

The Company sometimes enters into revenue arrangements that contain multiple deliverables. The Company recognizes revenue from such arrangements entered into in accordance with Emerging Issues Task Force (“EITF”) Issue No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables” (“EITF No 00-21”). EITF No. 00-21 addresses the timing and method of revenue recognition for revenue arrangements that include the delivery of more than one product, license, or service. In these cases, the Company recognizes revenue from each element of the arrangement when the Company has completed its obligation to deliver or perform on that element, and collection of the resulting receivable is reasonably assured as long as a separate value for each element can be objectively determined.

License Revenue

The Company may license its technology on a term basis. Provisions include (i) a bundled fee, (ii) the right to use and sublicense the technology for a specified period of time and (iii) updates and upgrades to the technology. Customers are generally invoiced in advance of the license period. Revenue is deferred at the time the term arrangement is initiated and is recognized ratably over the life of the arrangement.

Research and Development Expenses

Research and development expenses are charged to operations as incurred.

Income Taxes

The preparation of consolidated financial statements requires the Company to estimate income taxes in each of the jurisdictions in which the Company operates. The income tax accounting process involves estimating current exposure together with assessing temporary differences resulting from differing treatment of items, such as deferred revenue, for tax and accounting purposes. These differences result in the recognition of deferred tax assets and liabilities. The Company must then record a valuation allowance to reduce deferred tax assets to the amount that is more likely than not to be realized.

Significant management judgment is required in determining the Company’s provision for income taxes, deferred tax assets and liabilities, and any valuation allowance recorded against deferred tax assets as of December 31, 2006. The Company has recorded a full valuation allowance against deferred tax assets of $13,279,000 due to uncertainties related to the utilization of these assets. The valuation allowance is based on management’s estimates of taxable income by jurisdiction in which the Company operates and the period over which the deferred tax assets will be recoverable. In the event that actual results differ from these estimates or management adjusts these estimates in future periods, the Company may need to adjust its valuation allowance which could materially impact its financial position and results of operations.

Accounting for Stock-Based Compensation

Year Ended December 31, 2006

Effective January 1, 2006, the Company adopted the fair value recognition provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123(R), “Share-Based Payment”, (“SFAS No. 123R”) to account for all stock options granted to employees and non-employees. Prior to January 1, 2006, the Company had accounted for options to employees and directors using the intrinsic value method. Under the intrinsic value method, compensation associated with stock awards to employees is determined as the difference, if any, between the fair value of the underlying common stock on the date stock compensation is measured and the price an employee must pay to exercise the award. As the Company previously accounted for stock-based compensation using the intrinsic value method and used the minimum value method for disclosures of the fair value of awards under SFAS No. 123, “Accounting for Stock-Based Compensation”, the Company adopted SFAS No. 123R using the prospective method. Under the prospective method, the Company applies the requirements of SFAS No. 123R prospectively to new awards and to awards modified, repurchased, or cancelled after the January 1, 2006 implementation date. Accordingly, results for fiscal years prior to January 1, 2006 do not include, and have not been restated to reflect, amounts associated with the requirements of SFAS No. 123R.

The Company continues to account for any portion of awards outstanding at the date of initial application using the accounting principles originally applied to those awards, which was the intrinsic value method, unless such awards have been modified.

For fiscal year 2006, the Company has recorded total stock-based compensation expense of $16,925 which was recorded as a general and administrative expense for the period. As of December 31, 2006, there was $49,477 of unrecognized compensation expense related to non-vested, share-based compensation arrangements to be recognized in future periods. That cost is expected to be recognized over a weighted-average period of 3.4 years.

The fair value of each option awarded to employees and non-employees is estimated on the date of grant using the Black-Scholes option pricing model using the assumptions noted in the following table:

Year Ended December 31, 2006
Expected volatility	78.5%
Weighted-average risk-free interest rate	4.92%
Expected dividend yield	0.00%
Expected term	6.25 - 10 years

Expected volatility for the Company’s common stock was determined based on the historical volatility of comparable publicly-traded companies in similar industries. The expected term of the options granted represents the period of time that options granted are expected to be outstanding and is calculated using the simplified method. The risk-free rate for periods within the contractual life of the option is based upon the U.S. Treasury yield curve in effect at the time of grant for a period equivalent to the expected life of the option.

Year Ended December 31, 2005

For the year ended December 31, 2005, the Company followed Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”), and related interpretations in accounting for its employee stock options. Stock or other equity-based compensation for non-employees was accounted for under the fair-value-based method as required by SFAS No. 123 and EITF Issue No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction With Selling, Goods or Services” (“EITF No. 96-18”), and other related interpretations.

SFAS No. 123 requires a pro forma disclosure of the impact of applying the fair-value method. For purposes of the pro forma disclosure, the fair value of employee options on their grant date was measured using the Black-Scholes option-pricing model with the following assumptions at:

Year Ended December 31, 2005
Risk-free interest rate	3.94%
Expected dividend yield	—
Expected lives	6.25 years
Expected volatility	0%

Had the Company used the fair value method to measure compensation, pro forma net loss for the year ended December 31, 2005, and the cumulative period from February 25, 1994 (date of inception) through December 31, 2005 would have been:

	For the Year Ended December 31, 2005	February 25, 1994 (date of inception) though December 31, 2005
Net loss as reported	$(4,433,456)	$(56,368,719)
Pro forma compensation cost	(92)	(420,302)

Pro forma net loss	$(4,433,548)	$(56,789,021)

Beneficial Conversion Feature of Convertible Instruments

Based on EITF No. 00-27, Application of Issue No. 98-5 to Certain Convertible Instruments (EITF No. 00-27), which provides guidance on the calculation of a beneficial conversion feature of a convertible instrument, the Company has determined that the convertible debt (2006 Convertible Bridge Notes) issued on December 6, 2006 contained a beneficial conversion feature.

Comprehensive Income (Loss)

Comprehensive income (loss) is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. During the years ended December 31, 2006 and 2005, there were no items other than net loss included in the comprehensive loss.

Recent Accounting Announcements

In July 2006, FASB issued Financial Interpretation No. 48 “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109” (“Interpretation No. 48”), which clarifies the criteria that must be met prior to recognition of the financial statement benefit of a position taken in a tax return. Using a two-step approach, Interpretation No. 48 requires an entity to determine whether it is more likely than not that a tax position will be sustained upon examination, based on the technical merits of the position. A tax position that meets the more-likely-than-not recognition threshold is then measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. Interpretation No. 48 also requires the recognition of liabilities created by differences between tax positions taken in a tax return and amounts recognized in the financial statements. Interpretation No. 48 is effective for fiscal years beginning after December 15, 2006. The Company is required to adopt Interpretation No. 48 in fiscal 2007. The Company is currently assessing the impact of adopting Interpretation No. 48.

In September 2006, FASB issued SFAS No. 157 “Fair Value Measurements” (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 is effective in fiscal years beginning after November 15, 2007. The Company is required to adopt SFAS No. 157 in fiscal 2008. The Company is currently assessing the impact of adopting SFAS No. 157.

NOTE 2 – RESTATEMENT OF CUMULATIVE LOSSES THROUGH 2004

Subsequent to the issuance of the consolidated financial statements for the year ended December 31, 2004, the Company determined that revenue associated with the Technology Transfer Agreement entered into in 2001 (See Note 5) should be accounted for as a multiple element arrangement and recognized over the license period rather than when the technology was originally delivered. The Company previously reported in its 2001 consolidated financial statements revenue of $3,000,000 from consideration paid under the Technology Transfer Agreement. Accordingly, the net losses for 2001, 2002 (unaudited), 2003 (unaudited), and 2004, as appearing in the consolidated statements of changes in stockholders’ equity (deficit) have been restated as shown therein. Adjustments to Net Loss for the years ending December 31, 2001, 2002, 2003 and 2004 were $(2,883,333), $309,457, $233,333 and $157,209, respectively. Net Losses, as originally reported, for the years ending December 31, 2001, 2002, 2003 and 2004 were $(4,913,811), $(4,087,751), $(3,192,805) and $(5,566,514), respectively. Management believes that the effect of restating cumulative losses through 2004 by $2,340,000 is not material to cumulative net losses that totaled $51,935,000 at December 31, 2004.

NOTE 3 – GOING-CONCERN

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplate continuation of the Company as a going-concern. However, the Company has sustained substantial losses since inception, and such losses have continued through December 31, 2006.

The Company, a development-stage enterprise, had limited operating revenue in 2006 and 2005, and has no assurance of realizing any future operating revenue. Successful future operations depend upon future fund-raising, including obtaining government grants, and equity and debt investments, and the successful development and deployment of the Company’s technology.

The Company has experienced significant liquidity issues in the recent fiscal year and needs to raise substantial funds to both continue the development of its projects as well as to construct its planned facilities. Management is actively pursuing fund-raising opportunities in order to meet its near-term liquidity needs as well as long-term capital requirements.

In view of the matters described in the preceding paragraph, recoverability of a major portion of the recorded assets shown in the accompanying consolidated balance sheet is dependent upon continued operations of the Company, which in turn is dependent upon the Company’s ability to meet its financing requirements on a continuing basis, to maintain present financing, and to succeed in its future operations. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going-concern. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

NOTE 4 – BALANCE SHEET AMOUNTS

The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company reviews its allowance for doubtful accounts on a monthly basis and all past due balances are reviewed individually for collectibility. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Provisions for allowance for doubtful accounts are recorded in general and administrative expenses.

Below is a summary of accounts receivable and the changes in the Company’s allowance for doubtful accounts as of and for the:

	Years Ended December 31,
	2006	2005
Accounts receivable, gross	$1,133,124	$76,124
Allowance for doubtful account January 1,	$76,124	$76,124
Provision charged to expense	—	—
Write-offs charged against allowance	—	—

Balance, end of year	$76,124	$76,124

Accounts receivable, net	$1,057,000	$—

Prepaid expenses and other current assets consist of the following as of:

	December 31,
	2006	2005
Prepaid expenses	$126,273	$88,637
Other receivables	50,524	36,274

	$176,797	$124,911

Deposits are as follows for the year ended:

	December 31,
	2006	2005
Deposits—leases	$95,234	$28,912
Deposit—services	5,000	—
Deposit—process system	500,000	—

Total deposits	$600,234	$28,912

Celunol has ordered a continuous process system, for $2.2 million, which includes the vendor’s patented and proprietary biomass conversion technology, for the cellulosic ethanol demonstration facility in Jennings, Louisiana. The first deposit of $500,000 was made on August 3, 2006. The continuous process system is scheduled for completion in 2007.

Property, plant and equipment consist of the following as of:

	December 31,
	2006	2005
Land	$198,000	$198,000
Equipment	601,402	337,416
Pilot plant	1,194,967	1,194,967
Construction-in-progress:
Jennings Plant	—	445,630
Demo plant	965,454	—
Pilot plant expansion	3,866,985	—
Furniture and fixtures	76,875	55,875
Leasehold improvements	33,543	—

Gross property, plant and equipment	6,937,226	2,231,888
Less: Accumulated depreciation	780,975	649,009

Net property, plant and equipment	$6,156,251	$1,582,879

In November 2006, the Company entered into an agreement with a salvage company whereby the salvage company agreed to pay $857,000 for the rights to remove the CIP assets (Jennings Plant above) constituting certain other purchased equipment and certain ethanol production assets. This resulted in a gain of $411,370.

Depreciation of property, plant and equipment is provided on the straight-line method over estimated useful lives as follows:

Equipment	5 years
Pilot plant	10 years
Furniture and Fixtures	5 years
Leasehold improvements	Estimated useful life limited by lease term (3 years)

Accrued liabilities consist of the following as of:

	December 31,
	2006	2005
Accrued salary and employee- expense	$82,611	$38,774
Accrued interest	16,814	68,524
Accrued legal	176,541	40,000
Accrued UFRFI payment (Note 5)	450,000	450,000
Accrued UFRI License Fee	133,320	—
Accrued taxes	52,532	51,266
Accrued other	619,053	75,183

Total accrued liabilities	$1,530,871	$723,747

Other liabilities of $1,117,037 represent the amount owed to a law firm for work performed prior to February 7, 2002. The law firm has agreed that this amount will be deferred and paid back across several future project financings, with the Company having the ultimate decision on the timing and amounts of any payment. The law firm has also agreed that it will not request payment of any portion of the deferred amount prior to January 31, 2008.

NOTE 5 – SIGNIFICANT AGREEMENTS

Grant Revenue

The Company applied to the U.S. Department of Energy (“DOE”) for reimbursement of the development costs related to the production of ethanol using the technology licensed from the University of Florida Research Foundation, Inc., (“UFRFI”). During the years ended December 31, 2006 and 2005, the Company has not recorded any reimbursement from DOE; however, on a cumulative basis, the Company in previous years recorded revenue of approximately $11 million from the DOE.

Prior to 2005, the Company received two cost-reimbursement contracts from National Renewable Energy Laboratory (“NREL”) for construction of a pilot plant related to the production of ethanol using the technology licensed from the UFRFI. Accordingly, these revenues were recognized as expenditures were incurred.

On August 18, 2005, the Company received title to certain property and equipment located in Jennings, Louisiana. These assets (pilot plant) had previously been owned by NREL. In connection with the receipt of title to these assets, the Company engaged an independent valuation company to determine the fair value. Based upon the valuation, the Company recorded assets and grant revenue of $954,500.

During the years ended December 31, 2006 and 2005, the Company recorded $0 and $954,500, respectively in grant revenue from NREL. On a cumulative basis, the Company has recorded revenue of approximately $4.4 million from NREL.

Technology—Transfer License Agreement

In July 2001, the Company entered into a “Joint Development and Technology Transfer Agreement” (the “Technology Transfer Agreement”) with Marubeni Corporation, a Japanese corporation (“Marubeni”) and Tsukishima Kikai Co., Ltd., a Japanese corporation (“TSK”). The purpose of the Technology Transfer Agreement was for the Company to transfer a license and certain technology (patented technology and know-how) to Marubeni and TSK, who would utilize the technology in the marketing and development of ethanol production facilities, on an exclusive basis, in certain Asian markets. In consideration of the exclusive license, technology transfer, engineering, R&D, training services, and on-going technical updates over the 15-year term of the Technology Transfer Agreement, Marubeni and TSK paid the Company an upfront license fee.

In addition, the Technology Transfer Agreement called for Marubeni and TSK to pay an additional upfront license fee for technology transfer services for a Thailand sugar project, which was paid. The Company agreed to apply these funds towards the non-reimbursable engineering and project development services required of the Company in the development of a demonstration or commercial plant in Thailand.

In January 2006, the Company modified the original agreement with Marubeni Corp., TSK and their partners, pursuant to which Celunol will receive up-front fees upon completion of a demonstration-scale plant for certain projects, along with a per-gallon royalty on ethanol sold by those plants.

The Technology Transfer Agreement obligates the Company to provide Marubeni and TSK updates to any improvements to the technology, if any, over the 15-year life. Marubeni and TSK are also required to provide any technology advancement information, if any, to the Company. The Company has a continuing obligation to Marubeni and TSK, and separate values for the delivered elements of the Technology Transfer Agreement cannot be objectively determined. Accordingly, the total consideration is being recognized ratably over the 15-year term of the Technology Transfer Agreement.

The Technology Transfer Agreement also calls for Marubeni and TSK to meet certain milestones relating to sub-licensing the technology and to the construction of demonstration and commercial ethanol plants. If these milestones are not achieved, the license converts to a non-exclusive basis from an exclusive basis.

Marubeni and TSK failed to meet the first of these milestones. As a result, effective July 10, 2004, the license to the technology converted to a non-exclusive basis until January 2006, and in accordance with a January 2006 amendment will become exclusive upon execution of a license agreement for a demonstration plant.

University of Florida—Licensed Technology

The Company is committed to pay certain fees and royalties as the Licensee of technology related to the production of ethanol. The licensor under this license (the “License”) is the University of Florida Research Foundation, Inc. (“UFRFI”). The License allows for the worldwide development of the technology to economically convert cellulosic biomass into ethanol and was entered into in October 1995. The License terminates with the last to occur of twenty years after the inception of the license or the expiration of the last patent under the License. The License had certain milestones to be met, with payment penalties if they were not met by the Company.

On December 15, 2004, a letter agreement was entered into by the Company and UFRFI whereby those milestones were amended. All amended milestones have been met with the exception of the milestone requiring the Company to have an ethanol project (ethanol plant) completed by March 2007. If the milestone is not met, a payment penalty must be made. As of December 31, 2005, an accrual has been recorded in the amount of the payment penalty to reflect the likelihood of not meeting this milestone.

The original License also specifies certain fees payable to UFRFI for the Company’s sublicensing of the technology and certain royalties on ethanol revenues from the license or sublicenses.

NOTE 6 – DEBT

8% Senior Secured Convertible Bridge Notes due 2006

From August through December 2005, pursuant to agreements with existing note holders, the Company issued a series of 8% Senior Secured Convertible Bridge Notes due 2006 (the “2005 Bridge Notes”) for a total of $5,600,000 with an initial maturity date of January 15, 2006 subject to acceleration by qualified events. The maturity date was later extended. The 2005 Bridge Notes bore interest at a rate of 8% per annum, payable at maturity.

Substantially all of the Company’s assets were pledged as collateral for the 2005 Bridge Notes. The 2005 Bridge Notes were convertible into Series A Redeemable Convertible Preferred Stock, or, if the Company raised at least $8,000,000 of new equity (excluding conversions of promissory notes), convertible into such new equity. The conversion rate of the 2005 Bridge Notes was the quotient of the sum of the unpaid principal balance, plus any unpaid accrued interest divided by the per-share price of the new equity raise. If the Company did not raise $8,000,000 in new equity by the maturity date, then the 2005 Bridge Notes would be convertible into Series A Redeemable Convertible Preferred Stock using the quotient of the sum of the unpaid principal balance plus any unpaid accrued interest divided by $100, or the stated per share price of the Series A Redeemable Convertible Preferred Stock.

On April 19, 2006 the principal balance of $5,600,000, plus accrued interest of $202,277, was converted into 12,807,830 shares of Series C Redeemable Convertible Preferred Stock.

2006 Convertible Bridge Notes

During December 2006, the Company issued $3,000,000 of Convertible Bridge Notes with warrants. The 2006 Convertible Bridge Notes are convertible into either shares of Series C Redeemable Convertible Preferred Stock or the securities issued in a future equity financing of the Company. A warrant shall be issued to correspond with each 2006 Convertible Bridge Note and shall be exercisable either for a number of shares of Series C Redeemable Convertible Preferred Stock equal to 15% of the amount of such 2006 Convertible Bridge

Note divided by $0.453025394 (993,322 Series C Redeemable Convertible Preferred Stock in total) or into securities issued on a future equity financing, in an amount equal to 15% of the amount of such 2006 Convertible Bridge Note divided by the price per share of the securities issued in the future equity financing.

Based on Accounting Principles Board Opinion No. 14 “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants” (“APB No. 14”), the Company determined that the warrants are detachable and, as a result, allocated the proceeds based on the relative fair value of the convertible debt issued, or $2,626,712, to the convertible debt and $373,288 to the warrants.

Derived from the effective conversion price of the convertible debt of $0.39665577 and the fair value per share of $0.45302534 at December 31, 2006, the intrinsic value of the beneficial conversion feature was calculated to be $373,288. The beneficial conversion feature resulted in a discount of the convertible debt of $373,288 at December 6, 2006. The amount of the discount allocated to the beneficial conversion feature of the convertible debt is amortized from the date of issuance to the earlier of the maturity or conversion date. Therefore, the Company charged $102,552 for the year ended December 31, 2006 to interest expense.

The 2006 Convertible Bridge Notes had an initial maturity date of June 6, 2007 and has subsequently been extended until August 15, 2007. These Notes bear interest at the rate of 8% per annum until paid or converted. After the maturity date, any unpaid principal balance shall bear interest at the rate of 12% per annum with such interest payable semi-annually in arrears.

Notes payable consists of the following as of:

	December 31,
	2006	2005
8% Senior Secured Convertible Bridge Notes due 2006	—	$5,600,000
2006 Convertible Bridge Notes	$2,355,975	—

Total	$2,355,975	$5,600,000

Extinguishment of Liabilities

For the year ended December 31, 2005, the Company paid $140,000 to extinguish $894,968, face value of accounts payable and accrued expenses. Included in the total debt of $894,968 were two liabilities to a related-party, totaling $430,000. The extinguishment of these related-party liabilities resulted in additional paid-in-capital of $430,000 in 2005. As a result of the extinguishment of the other liabilities, the Company recorded a gain of $324,968 for the year ended December 31, 2005.

Letter of Credit

As of December 31, 2006, there was one Letter of Credit for approximately $56,000 for a real estate landlord. This Letter of Credit requires a bank deposit totaling $56,391 that is shown as “Restricted cash” on the Balance Sheet, as of December 31, 2006. There were no Letters of Credit as of December 31, 2005.

NOTE 7 – RELATED-PARTY TRANSACTIONS

The Company was formed to continue activities started by a former affiliate in years prior to inception. Costs totaling $846,000 related to these prior periods had been recorded as start-up costs in the 1994 financial statements, with $486,000 recorded as payable to the former affiliate (with interest at 2% per month since March 27, 2001 and 6% annually prior to that date) and $360,000 recorded as a note payable which was converted to 1,074 shares of common stock during 1998. The payable has been reduced from time to time by payments by the Company.

During fiscal 2001, an additional loan of $100,000 was made to the Company by the affiliate. Also, during fiscal 2001, the Company entered into a letter agreement in connection with the debt to the affiliate that included a $75,000 fee for extending the debt, recorded as an increase in debt, and issuance of options to acquire 250 shares at $1.00 per share (valued at $274,750 as estimated by management), and modified the interest to be 2% per month until paid. The total estimated value of these modifications was approximately $349,750.

During fiscal years 2002 to 2004, this payable was reduced to $202,000 of principal with payments by the Company. During 2004, accrued interest of $227,000 was forgiven and the principal was included in a combined settlement to this affiliate and the previous CEO who was associated with the affiliate.

Engineering consulting fees incurred by the Company to a former director and existing stockholder totaling $370,000, all related to prior fiscal periods, were settled for significantly less in a combined settlement with a loan owed to the consultant during fiscal 2004.

A stockholder of the Company is related to a former partner in a law firm previously engaged by the Company as corporate counsel. There were no fees charged to the Company by this firm during fiscal 2004. The balance due the firm of $309,000, all incurred during previous fiscal periods, was settled during fiscal 2004 at a significantly reduced amount.

NOTE 8 – COMMITMENTS

Leased Office Facility

The Company leased office space in Dedham, Massachusetts, with monthly rentals of approximately $6,850 per month that terminated in September 2006. During November 2006, the Company signed a three-year lease, which commenced in January 2007, for office space in Cambridge, Massachusetts. The current monthly rental for the Cambridge office space is approximately $20,200, subject to annual escalation.

Additionally, the Company, under a license agreement with the University of Florida, utilizes office and lab space in Alachua, Florida with current monthly rentals of approximately $5,150. The Florida lease terminates on February 28, 2008, with the option of annual renewal.

Gross rent expense for 2006, and 2005 totaled $194,272, and $115,499, respectively. Gross rent expense from inception to December 31, 2006, totaled approximately $1,485,300.

The Company also leases certain office equipment under operating lease obligations.

Future minimum lease commitments under lease agreements with initial or remaining terms of one year or more at December 31, 2006, are as follows:

Year Ending December 31,	Operating Leases
2007	$257,120
2008	245,949
2009	242,374
2010	20,171
2011	—

Total	$765,614

Consulting Fees

The Company has a commitment to pay fees totaling $144,000 per year through 2008 to a consultant for services with respect to research for the production of ethanol.

The Company has another consultant with a commitment to pay $30,000 and $7,500 for the years ending December 31, 2007 and 2008, respectively.

NOTE 9 – CONCENTRATION OF BUSINESS RISK

For the year ended December 31, 2006 the Company had one customer that accounted for 99% of total revenue. For the year ended December 31, 2005 the Company had one customer, a different customer than 2006 that accounted for 74% of total revenue.

NOTE 10 – STOCKHOLDERS’ EQUITY

Equity Modifications

On March 27, 1995, the Board of Directors approved a stock split of the Company’s common stock of 12.8 for 1. The split became effective March 27, 1995. On November 15, 1995, the shareholders approved a stock split of the Company’s common stock of 22.1 for 1. The split became effective November 15, 1995. On February 28, 1997, the shareholders approved an amendment to the November 15, 1995 stock split changing the split from 22.1 for 1 to 22.125 for 1. The amendment became effective retroactive to November 15, 1995.

During 2000, the Board of Directors approved an increase in the number of authorized shares of common stock from 150,000 to 200,000,000 and a decrease in the par value from $.01 to $.0001 per share, as well as an increase in the number of authorized shares of preferred stock from 10,000 to 10,000,000 and a decrease in the par value from $.01 to $.001 per share.

In 2002, the Company amended its Certificate of Incorporation to reduce the number of shares of common stock authorized to be issued from 200,000,000 shares to 900,000 and to reduce the number of shares of preferred stock authorized to be issued from 10,000,000 shares to 100,000 shares.

In 2004, the Company amended its Certificate of Incorporation to increase the number of shares of common stock authorized to be issued from 900,000 shares to 2,000,000 and to increase the number of shares of preferred stock authorized to be issued from 100,000 shares to 1,459,870 shares. As of December 31, 2004, 1,424,870 shares of preferred stock were designated as Series A Redeemable Convertible Preferred Stock and 27,000 shares of preferred stock were designated as Series B Redeemable Convertible Preferred Stock. The remaining 8,000 shares of preferred stock are not designated for a particular series reference.

In 2005, the Company amended its Certificate of Incorporation to increase the number of shares of common stock authorized to be issued from 2,000,000 shares to 4,000,000 and to increase the number of shares of preferred stock authorized from 1,459,870 shares to 1,774,404 shares. As of December 31, 2005, 1,554,404 shares of preferred stock were designated as Series A Redeemable Convertible Preferred Stock and 30,000 shares of preferred stock were designated Series B Redeemable Convertible Preferred Stock. The remaining 190,000 shares of preferred stock are not designated for a particular reference.

In April 2006, the Board of Directors approved a stock split of the Company’s Series A Redeemable Convertible Preferred Stock of 1 to 8.6355786 and modified the terms of the Series A Redeemable Convertible Preferred Stock.

All common and preferred stock amounts in these financial statements have been adjusted retro-actively to give effect to the above noted stock splits.

On April 19, 2006, the Company amended its Certificate of Incorporation to increase the number of common shares authorized to be issued from 4,000,000 to 50,000,000 and to increase the number of shares of preferred stock from 1,774,404 to 36,130,000. On April 19, 2006, the Company also authorized the issuance of Series C Redeemable Convertible Preferred Stock. In connection with the issuance of the Series C Redeemable

Convertible Preferred Stock, the Series B Redeemable Convertible Preferred Stock was extinguished, and holders of Series B Redeemable Convertible Preferred Stock received 516,134 shares of the Company’s common stock at an exchange rate equal to the rate at which shares of Series A Redeemable Convertible Preferred Stock are convertible into common stock.

On April 28, 2006, the Company further amended its Certificate of Incorporation to reduce the number of preferred stock shares from 36,130,000 to 36,100,000. As of December 31, 2006, 1,100,000 shares of preferred stock were designated as Series A Redeemable Convertible Preferred Stock and 35,000,000 shares were designated as Series C Redeemable Convertible Preferred Stock.

As of December 31, 2006, and 2005, the Company had 4,744,122, and 119,820 shares of common stock issued and outstanding of record, respectively, and 32,965,984, and 1,038,070 of redeemable convertible preferred shares of stock were outstanding as of December 31, 2006, and 2005, respectively.

Redeemable Convertible Preferred Stock

As of December 31, 2006 the Company had two series of redeemable convertible preferred stock: Series A Redeemable Convertible Preferred Stock and Series C Redeemable Convertible Preferred Stock. As of December 31, 2005, the Company had two series of Redeemable Convertible Preferred Stock, Series A Redeemable Convertible Preferred Stock and Series B Redeemable Convertible Preferred Stock.

In April 2006, the Board of Directors approved a stock split of the Company’s Series A Redeemable Convertible Preferred Stock of 1 to 8.6355786 and modified the terms of the Series A Redeemable Convertible Preferred Stock. On April 19, 2006, the Company also authorized the issuance of Series C Redeemable Convertible Preferred Stock. In connection with the issuance of the Series C Redeemable Convertible Preferred Stock, the Series B Redeemable Convertible Preferred Stock was extinguished, and holders of Series B Redeemable Convertible Preferred Stock received 516,134 shares of the Company’s common stock at an exchange rate equal to the rate at which shares of Series A Redeemable Convertible Preferred Stock are convertible into common stock. All common and redeemable convertible preferred stock amounts in these financial statements have been adjusted retro-actively to give effect to the above noted stock splits.

As of December 31, for 2006 and 2005, respectively, the table below presents the Company’s redeemable convertible preferred stock shares for each of the A, B, and C stock series.

	As of December 31
	2006	2005
Series A Redeemable Convertible Preferred Stock (par value: $0.001): all shares issued on August 5, 2005
Number of Shares Authorized:	1,100,000	1,554,404
Number of Shares Issued and Outstanding:	1,009,124	1,009,124
Total Par Value:	$1,009	$1,009
Total Proceeds at Issuance:	$11,687,850	$11,687,850
Liquidation Preference:	$13,029,325	$12,064,352
Cumulative Preferred Dividend Value	$1,341,475	$376,502

Series B Redeemable Convertible Preferred Stock: (par value: $0.001): all shares issued on November 22, 2005
Number of Shares Authorized:	—	30,000
Number of Shares Issued and Outstanding:	—	28,946
Total Par Value:	$—	$29
Total Proceeds at Issuance:	$—	$5,791,295
Liquidation Preference:	$—	$5,840,770
Cumulative Preferred Dividend Value	$—	$49,475

Series C Redeemable Convertible Preferred Stock: (par value: $0.001): 31,466,877 shares issued on April 19, 2006 and 1,489,983 shares issued on September 26, 2006
Number of Shares Authorized:	35,000,000	—
Number of Shares Issued and Outstanding:	31,956,860	—
Total Par Value:	$31,957	$—
Total Proceeds at Issuance:	$14,474,282	$—
Liquidation Preference:	$15,260,924	$—
Cumulative Preferred Dividend Value	$786,642	$—

Series A Redeemable Convertible Preferred Stock

In April 2006, the Board of Directors approved a stock split of the Company’s Series A Redeemable Convertible Preferred Stock whereby one share of previously issued Series A Redeemable Convertible Preferred Stock was split into 8.6355786 shares of new Series A Redeemable Convertible Preferred Stock. The Board of Directors also modified the terms of the Series A Redeemable Convertible Preferred Stock. These modifications are reflected in the following description.

Each share of Series A Redeemable Convertible Preferred Stock (“Series A Preferred”) is entitled to receive dividends at the rate per annum equal to 8% of the Series A Preferred Adjusted Original Issue Price ($11.58), compounded annually.

To date, no dividends have been declared on these shares. The Company shall not declare, pay or set aside any dividends on any other shares of capital stock unless the holders of Series A Preferred first receive a dividend on each outstanding share of Series A Preferred in an amount at least equal to the aggregate accruing dividend then accrued and not previously paid, plus, (i) in the case of a dividend on common stock, or any class or series that is convertible into common stock, that dividend on such share of Series A Preferred as would equal the dividend payable on such share as if converted into common stock, or such class or series that is convertible into common stock, as applicable, or (ii) in the case of a dividend on any class or series that is not convertible into common stock, at a rate per share of Series A Preferred determined by dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock and multiplying the result by $11.58 per share.

In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of the Series A Preferred shall be entitled to be paid out of the assets legally available for distribution to its stockholders, after the payment required to be made to the holders of Series C Preferred Stock, but before any payment to the holders of common stock or any other class or series of stock ranking junior to the Series A Preferred, the Series A Adjusted Original Issue Price plus all accrued but unpaid dividends.

Each share of Series A Preferred is convertible at any time at the option of the holder into a number of shares of the Company’s common stock determined by dividing the sum of $11.58 plus the amount of any dividends accrued but not yet paid by the Series A Preferred conversion price in effect at the time of conversion. The initial Series A Preferred conversion price is $11.58 (subject to further adjustment).

Each holder of Series A Preferred is entitled to vote its shares on an as-converted basis with the holders of common stock as a single class on all matters submitted to a vote of the stockholders, except as otherwise required by applicable law. This means that each share of Series A Preferred will be entitled to a number of votes equal to the number of shares of common stock into which it is convertible on the applicable record date.

Subject to certain notice provisions and exceptions, unless the holders of a majority of the Series A and Series C elect otherwise, shares of Series C and shares of Series A shall be redeemed at a price equal to the Series C Original Issue Price and Series A Adjusted Original Issue Price, respectively, plus any applicable accruing dividends accrued but unpaid thereon, whether or not declared, together with any other dividends declared but unpaid thereon, in three annual installments, at any time on or after April 30, 2011, from the holders of any then outstanding shares of Series C or Series A who provide written notice requesting redemption of all shares of such preferred stock held by such holders. If the Company does not have sufficient funds legally available to redeem all shares of Series C, the Company shall redeem a pro rata portion of each holder’s shares. After the payment of any amounts required to be made to the holders of Series C, the Company shall redeem, on a pro rata basis shares of Series A owned by such holder who requested redemption.

Series B Redeemable Convertible Preferred Stock

Each share of Series B Redeemable Convertible Preferred Stock (“Series B Preferred”) was entitled to receive dividends at the rate per annum equal to 8% of the Series B Preferred Original Issue Price ($200.00) per share, compounded annually.

To date, no dividends have been declared on these shares. The Company did not declare, pay or set aside any dividends on any other shares of capital stock including any dividends on any shares of Series A Preferred unless the holders of Series B Preferred first or simultaneously received a dividend on each outstanding share of Series B Preferred in an amount at least equal to the aggregate accruing dividend then accrued and not previously paid, plus, (i) in the case of a dividend on common stock, or any class or series that was convertible into common stock, the dividend on such share of Series B Preferred equal to the dividend on such share as if converted into common stock or such class or series that was convertible into common stock, as applicable, or (ii) in the case of a dividend on any class or series that was not convertible into common stock, at a rate per share of Series B Preferred determined by dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock and multiplying the result by $200.00 per share.

In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of the Series B Preferred were entitled to be paid out of the assets legally available for distribution to its stockholders, after the payment required to be made to the holders of Series A and any other class or series of stock ranking senior to the Series B Preferred but before any payment was to be made to the holders of common stock or series of stock ranking junior to the Series B Preferred, the Original Issue Price of such Series B Preferred plus all accrued but unpaid dividends.

Each share of Series B Preferred was not to be convertible or exchangeable unless, as a result of specified requirements of certain financings, there was a reduction in the amount to be paid to holders of Series B

Preferred in the event of any liquidation, dissolution or winding up of the Company. Shares of Series B Preferred were exchanged for common stock to the extent of such reduction, at the rate which shares of Series A Preferred were convertible into common stock.

The Series B had no voting rights except as required by the Delaware General Corporation Law.

On April 19, 2006, the Company authorized the issuance of Series C Preferred Stock. In connection with the issuance of the Series C Preferred Stock, the Series B Preferred was extinguished, and holders of Series B Preferred received 516,134 shares of the Company’s common stock at an exchange rate equal to the rate at which shares of Series A Preferred were convertible into common stock.

Subject to certain notice provisions and exceptions, after the payment of any amounts required to be made to the holders of Series A Preferred Stock and any other series of preferred stock ranking senior on a liquidation to the Series B Preferred Stock, shares of Series B Preferred Stock shall be redeemed at a price equal to the Series B Original Issue Price, plus any Series B accruing dividends accrued but unpaid thereon, whether or not declared, together with any other dividends declared but unpaid thereon, in a single installment in connection with the consummation of an initial public offering. In the event of certain financings, if the Series B liquidation amount is fully eliminated or reduced to less than one dollar per share, then the Corporation shall have the right to redeem all of the outstanding shares of Series B at a redemption price equal to $0.001 per share. Additionally, subject to receiving any consent required from holders of any other class or series of capital stock of the Company, the Company may at any time redeem all or a portion of the Series B Preferred Stock.

Series C Redeemable Convertible Preferred Stock

Each share of the Series C Redeemable Convertible Preferred Stock (“Series C Preferred”) is entitled to receive dividends at the rate per annum equal to 8% of the Series C Preferred Original Issue Price ($0.453025394), compounded annually.

To date, no dividends have been declared on these shares. The Company shall not declare, pay or set aside any dividends on any other shares of capital stock unless the holders of Series C Preferred first receive a dividend on each outstanding share of Series C Preferred in an amount at least equal to the aggregate accruing dividend then accrued and not previously paid, plus, (i) in the case of a dividend on common stock, or any class or series that is convertible into common stock, the dividend on such share of Series C Preferred equal to the dividend on such share as if converted into common stock or such class or series that is convertible into common stock, as applicable, or, (ii) in the case of a dividend on any class or series that is not convertible into common stock, at a rate per share of Series C Preferred determined by dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock and multiplying the result by $0.453025394 per share.

In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of the Series C Preferred shall be entitled to be paid out of the assets legally available for distribution to its stockholders, before any payment shall be made to the holders of common stock, Series A Preferred Stock, Series B Preferred Stock or any other class or series of stock ranking junior to the Series C Preferred, the Series C Preferred Original Issue Price plus all declared but unpaid dividends on such share for each share of Series C Preferred then held by them.

Each share of Series C Preferred is convertible at any time at the option of the holder into a number of shares of the Company’s common stock determined by dividing the sum of $0.453025394 plus the amount of any dividends accrued but not yet paid by the Series C Preferred conversion price in effect at the time of conversion. The initial Series C conversion price is $0.453025394 (subject to further adjustment).

Each holder of Series C Preferred is entitled to vote its shares on an as-converted basis with the holders of common stock as a single class on all matters submitted to a vote of the stockholders, except as otherwise required by applicable law. This means that each share of Series C Preferred will be entitled to a number of votes equal to the number of shares of common stock into which it is convertible on the applicable record date.

Also during April 2006, the 2005 Bridge Financing, with a principal balance of $5,600,000, plus accrued interest of $202,277, was converted into 12,807,830 shares of Series C Preferred Stock. At the same time the Company raised approximately $8,000,000 from the sale of 17,659,047 shares of Series C preferred stock.

During September 2006, an additional 1,489,983 shares of Series C Preferred Stock was sold in the amount of $675,000 to one of the Company’s board members.

Through December 31, 2006, 31,956,860 shares of Series C Preferred Stock have been issued either through conversion of debt or sale.

Subject to certain notice provisions and exceptions, unless the holders of a majority of the Series A and Series C elect otherwise, shares of Series C and shares of Series A shall be redeemed at a price equal to the Series C Original Issue Price and Series A Adjusted Original Issue Price, respectively, plus any applicable accruing dividends accrued but unpaid thereon, whether or not declared, together with any other dividends declared but unpaid thereon, in three annual installments, at any time on or after April 30, 2011, from the holders of any then outstanding shares of Series C or Series A who provide written notice requesting redemption of all shares of such preferred stock held by such holders. If the Company does not have sufficient funds legally available to redeem all shares of Series C, the Company shall redeem a pro rata portion of each holder’s shares. After the payment of any amounts required to be made to the holders of Series C, the Company shall redeem, on a pro rata basis shares of Series A owned by such holder who requested redemption.

NOTE 11 – STOCK OPTION PLANS AND WARRANTS

Non-Employee Directors’ Stock Option Plan

In March 1995, the Board of Directors voted to create a stock option plan for the Company’s non-employee directors. Options are granted at the discretion of the Board of Directors. Total shares reserved for options are 885, after giving effect to the stock-splits. The options were scheduled for allocation at a rate of 177 options every three years, with the final allocation occurring on March 27, 2007.

Options for a total of 354 shares have been granted under this schedule to two Directors of the Company as of December 31, 2006. The options are exercisable for ten years and vest ratably over five years. The options issued under this plan terminated after five to ten years from date of issue and vested over a period of three to ten years.

1998 Stock Option Plan

In March 1998, the Company’s Board of Directors and stockholders approved the 1998 Stock Option Plan (the “1998 Plan”), which provides for the granting of incentive stock options (“ISOs”) and non-qualified stock options, awards of common stock, and the sale of common stock to employees, directors, and consultants of the Company. The Company can issue up to 26,000 shares of common stock under the 1998 Plan. The options issued under this plan terminated in 5 to 10 years, with vesting periods ranging from immediately to over a three-year period. No options were granted under the 1998 Plan during the years ended December 31, 2006 and 2005. At December 31, 2006, 10,353 options were outstanding under the 1998 Plan and were fully vested.

2004 Equity Incentive Plan

In December 2004, the Board of Directors (and in December 2005, the stockholders) approved the 2004 Equity Incentive Plan (the “2004 Plan”). The 2004 Plan allows for the granting of options to purchase up to 120,484 shares of common stock to officers, employees, consultants and non-employee directors of the Company at exercise prices equal to the fair market value of the Company’s stock on the grant date. During the year ended December 31, 2005, options to purchase 114,364 shares were granted under the 2004 Plan. No options were granted under the 2004 Plan during the year ended December 31, 2006. At December 31, 2006, 69,218 options were outstanding under the 2004 Plan. During the year ended December 31, 2005, the Company modified an option to an employee such that upon termination the option would continue to vest for a period of time. The Company determined that the impact of this modification was immaterial and no adjustment was recorded. The options issued under this plan terminate five to ten years from the date of issue and vest over a period of three to ten years.

2006 Equity Incentive Plan

In April 2006, the Board of Directors and the stockholders approved the 2006 Equity Incentive Plan (the “2006 Plan”). The 2006 Plan allows for the granting of options to purchase up to 8,077,508 shares of common stock to officers, employees, consultants and non-employee directors of the Company at exercise prices equal to the fair market value of the Company’s stock on the various grant dates. During the year ended December 31, 2006, options to purchase 4,238,782 shares were granted under the 2006 Plan. The options issued under this plan terminate in five to ten years from the date of issue and vest over a period of three to ten years.

The Board of Directors also issued 3,723,730 shares of restricted stock to certain employees and a contractor under the 2006 Plan during the year ended December 31, 2006. The restricted stock agreements used for these transactions provide that, in the event these individuals are no longer employed by the Company or are providing consulting services, as applicable, the Company has the right to re-purchase any or all unvested shares at the original issuance price per share. The Company’s re-purchase rights typically lapse over four years. At December 31, 2006, 3,522,554 shares of restricted stock were subject to re-purchase.

A summary of the status of the Company’s restricted stock grant activity is as follows for the years ended December 31, 2005 and December 31, 2006:

Non-Vested Restricted Share Awards	Number of Shares	Weighted- Average Exercise Price Per Share
Non-vested at January 1, 2005	—	—
Granted	—	—
Vested	—	—

Forfeited	—	—

Non-Vested at December 31, 2005	—	—
Granted	2,738,830	$—
Vested	(171,176)	—

Forfeited	—	—

Non-Vested at December 31, 2006	2,567,654	$—

As of December 31, 2006, there was $24,470 of total unrecognized compensation cost related to the non-vested restricted stock referenced in the above table. That cost is expected to be recognized over the remaining vesting period which ends on June 30, 2010.

In addition to the restricted stock grants discussed in the table above, there were an additional 984,900 shares of restricted stock purchased at fair value under compensation agreements for a Company officer and a consultant with a weighted average share price of $0.01156. During 2006, 11,579 of these shares were vested and none were cancelled. The number of shares subject to repurchase as of December 31, 2006 was 954,900 with a weighted average share price of $0.01181. Vested shares as of December 31, 2006 were 30,000 with a weighted average price of $0.010. There was no activity during 2005.

This issuance of restricted stock, in the amount of 2,738,830 shares, includes an anti-dilution and a forfeiture clause which indicates that if, on the date that investors have cumulatively purchased $12,500,000 of the Company’s equity or instruments convertible into equity, the 2,738,830 shares, plus any other shares issued as a result of stock dividend, stock split, merger, consolidation, reorganization or recapitalization, represents less than 4% of the then-outstanding common stock, (on as-converted basis) (“Target Amount”), the Company will grant the number of shares between the Target Amount and the number of the shares granted. The vested and unvested shares are subject to forfeiture upon the occurrence of termination of employment or a financing, or a series of financings, providing at least $12,500,000 to the Company from the issuance of securities if, after giving effect to the first $12,500,000 raised, the shares represent more than the Target Amount. The amount of the forfeiture would be the difference of the shares granted and the Target Amount.

During the year ended December 31, 2006, the Company granted options to employees and non-employees with a fair value of $33,486, which is being amortized into compensation expense over the vesting period of the options as the services are being provided, which is generally four years.

A summary of option activity as of December 31, 2006, and changes during the year then-ended is as follows:

	Number of Options	Weighted- Average Exercise Price Per Share	Weighted- Average Remaining Contractual Life	Aggregate Intrinsic Value
Outstanding—January 1, 2005	11,043	270.90
Granted	114,364	0.01
Exercised	(11,062)	0.04
Forfeited	(19,943)	0.01

Outstanding—January 1, 2006	94,402	31.69
Granted	4,238,782	0.01
Exercised	(384,438)	0.01
Forfeited	(318,001)	0.01

Outstanding—December 31, 2006	3,630,745	$0.83	9.51	$4,853

Exercisable—December 31, 2006	1,043,657	$2.88	9.31	$2,014

Options Available-future grant- December 31, 2006	459,604

The following tables summarize information about stock options outstanding as of December 31, 2006:

Outstanding
Exercise Price	Number of Options	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price
$ 0.01	3,620,036	9.52	$0.01
1.00	1,012	4.95	1.00
25.00	5,584	6.34	25.00
335.26	178	1.21	335.26
603.52	583	4.17	603.52
670.52	2,814	3.44	670.52
990.00	360	4.17	990.00
1,100.00	178	4.22	1,100.00

	3,630,745	9.51	$0.83

Exercisable
Exercise Price	Number of Options	Weighted Average Exercise Price
$ 0.01	1,032,948	$0.01
1.00	1,012	1.00
25.00	5,584	25.00
335.26	178	335.26
603.52	583	603.52
670.52	2,814	670.52
990.00	360	990.00
1,100.00	178	1,100.00

	1,043,657	$2.88

The weighted-average fair value of stock options granted during the years ended December 31, 2006 and 2005 was $0.0079 and $.0039 per share, respectively. The intrinsic value of options exercised during the year ended December 31, 2006 was $742.

A summary of the status of the Company’s non-vested options as of December 31, 2006 and changes during the year then-ended is presented in the table below:

	Number of Options	Weighted Average Grant Date Fair Value
Non-vested—January 1, 2006	55,170	$.0036
Granted	4,238,782	.0079
Vested	1,388,866	.0079
Forfeited	(317,998)	.0070

Non-vested—December 31, 2006	2,587,088	$.0079

The total fair value of stock options that vested during the year ended December 31, 2006 was $10,972.

Summary of Warrants Outstanding

A summary of warrants outstanding as of December 31, 2006 follows:

	Number of Warrants	Weighted- Average Exercise Price Per Share
Outstanding—December 31, 2004	37,105	$24.11
Granted	10,000	11.58
Exercised	—	—
Expired	—	—

Outstanding—December 31, 2005	47,105	21.45
Granted	993,322	0.45
Exercised	—	—
Expired	(264)	59.28

Outstanding—December 31, 2006	1,040,163	$1.39

Number of Warrants	Exercise Price Per Share	Date of Expiration
993,322	$0.453	December 6, 2016
150	1.000	February 13, 2011
250	1.000	March 14, 2011
35,941	11.580	December 20, 2014
10,000	11.580	August 9, 2015
500	925.000	March 22, 2011

1,040,163

NOTE 12 – EMPLOYEE BENEFIT PLAN

In 1999, the Company established a plan under Section 401(k) of the Internal Revenue Code, which allowed for pre-tax employee contributions to the plan. Under the plan, the Company may, at the discretion of the Board of Directors, match a portion of the participant contributions. For the years ended December 31, 2006 and 2005, the Company did not match any employee contributions.

NOTE 13 – INCOME TAXES

Income tax expense for the year ended December 31, 2006, and cumulative from date of inception through December 31, 2006, is as follows:

	Year Ended December 31, 2006	Cumulative From February 25, 1994 (date of inception) through December 31, 2006
Current income tax expense	$1,000	$244,000
Deferred income tax benefit	3,060,000	13,279,000
Adjustment of beginning of period valuation allowance for deferred tax assets	(3,060,000)	(13,279,000)

Deferred income tax expense, net, reported in the accompanying statement of operations	$—	$—

Temporary differences that give rise to significant deferred tax assets (liabilities) are as follows:

	Years Ended December 31,
	2006	2005
Net operating loss carryforwards	$11,466,000	$8,742,000
Depreciation	173,000	150,000
Other	—	—
Accrual-to-Cash Conversion	1,640,000	1,327,000

Net deferred tax assets	13,279,000	10,219,000
Deferred tax asset valuation allowance	(13,279,000)	(10,219,000)

Deferred tax asset, net	$—	$—

At December 31, 2006, the Company had available net operating loss carryforwards for federal and state tax purposes of approximately $30,400,000 and $17,800,000, respectively. These federal loss carry-forwards may be utilized to offset future taxable income at various dates beginning in 2007, and will begin to expire from 2012-2026. The state loss carry-forwards may be utilized to offset future taxable income at various dates beginning in 2007 through 2012, and will expire at various dates from 2007-2010.

As required by SFAS No. 109, Accounting for Income Taxes, management has evaluated the positive and negative evidence bearing upon the realizability of the Company’s deferred tax assets. Management has determined that it is more likely than not that the Company will not recognize the benefits of federal deferred tax assets and, as a result, a full valuation allowance has been established.

Of the changes in the valuation allowance described above for the year ended December 31, 2006, an immaterial amount relates to the tax return deductions. This is attributable to the exercise of non-qualifying stock options and disqualifying dispositions of incentive stock options that are not benefited through income.

The Company has recently undergone an examination by the Internal Revenue Service (“IRS”) with respect to the Company’s assumptions and historical reporting relating to certain assets and transactions in which the IRS has proposed certain reassessments with respect to previously filed tax years. The Company is in the process of disputing this reassessment. To the extent that the assumptions and historical reporting are determined not to be compliant with the tax regulations prescribed by the IRS, the Company may be subject to penalties and incremental income tax obligations. Management cannot determine potential liability due to the unknown outcome of the IRS examination and the nature of the regulations. If sufficient evidence becomes available allowing management to determine an estimable income tax liability, management will then apply net operating loss carryforwards and carrybacks to the extent available and reserve against any remaining balance due by recording additional income tax expense in the period the liability becomes probable and estimable.

Under the Internal Revenue Code, certain substantial changes in the Company’s ownership may result in an annual limitation on the amount of net operating loss and tax credit carry forwards which may be utilized in future years.

NOTE 14 – SUBSEQUENT EVENTS (unaudited)

Potential Diversa Merger

On February 12, 2007, the Company announced that it had entered into an Agreement and Plan of Merger and Reorganization by and among Diversa Corporation, a Delaware corporation (“Diversa”), Concord Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Diversa (“Merger Sub”), the Company, and William Lese, as the representative of the Company’s stockholders (the “Merger Agreement”). Pursuant to the Merger Agreement, upon the closing of the transactions contemplated in the Merger Agreement (the “Closing”), Merger Sub will merge with and into the Company, with the Company continuing as the surviving corporation and a wholly-owned subsidiary of Diversa. Under the proposed terms of the Merger Agreement, Diversa will issue shares of its common stock (“Merger Shares”) to the Company’s security holders in exchange for all the equity securities of the Company, including shares that will be issuable under the Company’s options and warrants, which will be assumed by Diversa, which amount of shares is subject to reduction based on certain specified indebtedness and working capital tests for the Company at the time of Closing. Following the Closing, based on Diversa’s current shares outstanding and assuming there is no reduction in the shares of common stock to be issued in connection with the Merger, Diversa’s stockholders will own approximately 76% of the combined company and the Company’s securityholders will own approximately 24% of the combined company.

Potential Change in Control

The Company has entered into letter agreements and restricted stock agreements with two officers of the Company, pursuant to which they will be entitled to certain accelerated vesting benefits and severance benefits upon termination by the Company or a change in control of the Company.

EXHIBITS

ANNEX A: Agreement and Plan of Merger and Reorganization

ANNEX B: Opinion of UBS Securities LLC

ANNEX C: Section 262 of the Delaware General Corporation Law

ANNEX D: Diversa Corporation 2007 Equity Incentive Plan

ANNEX E: Diversa’s Certificate of Amendment of Restated Certificate of Incorporation

ANNEX F: Forms of Proxy

Annex A

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

among:

DIVERSA CORPORATION,

a Delaware corporation;

CONCORD MERGER SUB, INC.,

a Delaware corporation;

CELUNOL CORP.,

a Delaware corporation; and

WILLIAM LESE,

as the Company Stockholders’ Representative

Dated as of February 12, 2007

i

EXHIBITS

Exhibit A—Certain Definitions

Exhibit B—Voting Agreements

Exhibit C—Form of Promissory Note

Exhibit D—Form of Lockup Agreement

Exhibit E—Form of Escrow Agreement

Exhibit F—Form of Opinion from Bingham McCutchen LLP

Exhibit G—Letter Agreement

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

THIS AGREEMENT AND PLAN OF MERGER AND REORGANIZATION (“Agreement”) is made and entered into as of February 12, 2007, by and among: DIVERSA CORPORATION, a Delaware corporation (“Parent”); CONCORD MERGER SUB, INC., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”); CELUNOL CORP., a Delaware corporation (the “Company”); and WILLIAM LESE (the “Company Stockholders’ Representative”). Certain other capitalized terms used in this Agreement are defined in Exhibit A.

RECITALS

WHEREAS, Parent, Merger Sub and the Company intend to effect a merger of Merger Sub with and into the Company (the “Merger”) in accordance with this Agreement and the Delaware General Corporation Law (the “DGCL”). Upon consummation of the Merger, Merger Sub will cease to exist, and the Company will become a wholly owned subsidiary of Parent;

WHEREAS, it is intended that the Merger qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”);

WHEREAS, this Agreement has been approved by the respective boards of directors of Parent, Merger Sub and the Company;

WHEREAS, in order to induce Parent to enter into this Agreement, concurrently with the execution and delivery of this Agreement, each of the directors of the Company, and Carlos Riva, John McCarthy, Braemar Energy Ventures LP, Charles River Partnership XII, LP, CRV XII Affiliates Fund, LP, Rho Ventures IV (QP) LP, Rho Ventures IV GmbH & Co. Beteiligungs KG, Rho Ventures IV LP, Rho Management Trust I and Khosla Ventures I, LP are executing Voting Agreements in the form of Exhibit B (the “Voting Agreements”), pursuant to which such stockholders are agreeing to vote (i) an aggregate of up to 35% of the Company Preferred Stock, voting as a separate class, and (ii) an aggregate of up to 35% of the Company Preferred Stock and Company Common Stock, voting as a separate class, owned by them in favor of the Merger;

WHEREAS, in order to induce the Company to enter into this Agreement, concurrently with the execution and delivery of this Agreement, each of the directors of Parent, and Edward T. Shonsey, Anthony E. Altig, William H. Baum, Patrick Simms, Rho Management Trust II, Rho Management Trust III, Rho Management Partners L.P., HealthCare Ventures III, L.P., HealthCare Ventures IV, L.P., HealthCare Ventures V, L.P., and HealthCare Ventures VI, L.P. are executing Voting Agreements pursuant to which such stockholders are agreeing to vote 100% of the Parent Common Stock owned by them in favor of the Merger;

WHEREAS, in order to induce the Company to enter into this Agreement, concurrently with the execution and delivery of this Agreement, Parent and the Company are executing the Promissory Note in the form of Exhibit C (the “Promissory Note”), pursuant to which Parent has committed to lend the Company up to $20,000,000 at the times and subject to the terms and conditions set forth in the Promissory Note;

WHEREAS, in order to induce Parent and the Company to enter into this Agreement, concurrently with the execution and delivery of this Agreement, each of Carlos Riva, John McCarthy, Braemar Energy Ventures LP, Charles River Partnership XII, LP, CRV XII Affiliates Fund, LP, Rho Ventures IV (QP) LP, Rho Ventures IV GmbH & Co. Beteiligungs KG, Rho Ventures IV LP, Rho Management Trust I, Khosla Ventures I, LP, Rho Management Trust II, Rho Management Trust III, Rho Management Partners L.P., HealthCare Ventures III, L.P., HealthCare Ventures IV, L.P., HealthCare Ventures V, L.P., and HealthCare Ventures VI, L.P. are executing Lockup Agreements in the form of Exhibit D (the “Lockup Agreements”), whereby such stockholders have agreed to certain restrictions on transfer with respect to the Merger Shares they will receive in the Merger, and certain Parent Common Stock they hold at the time of Closing; and

WHEREAS, in order to induce Parent and the Company to enter into this Agreement, concurrently with the execution and delivery of this Agreement, Carlos Riva and Parent are executing the Letter Agreement in the form of Exhibit G, regarding certain matters relating to Carlos Riva’s proposed employment by Parent following the Closing.

AGREEMENT

The parties to this Agreement agree as follows:

1. DESCRIPTION OF TRANSACTION.

1.1 Merger of Merger Sub into the Company. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time (as defined in Section 1.3), Merger Sub shall be merged with and into the Company, and the separate existence of Merger Sub shall cease. The Company will continue as the surviving corporation in the Merger (the “Surviving Corporation”).

1.2 Effect of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL.

1.3 Closing; Effective Time. The consummation of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Cooley Godward Kronish LLP, 4401 Eastgate Mall, San Diego, California 92121 at 10:00 a.m. Pacific Time on a date to be mutually agreed upon by Parent and the Company which, subject to the provisions of Section 1.11, shall not be more than three (3) business days after the date on which the last of the conditions set forth in Sections 6, 7 and 8 (other than conditions which by their terms must be satisfied as of the Closing Date) has been satisfied or waived, or such other time and/or place as may be mutually agreed upon by Parent and the Company. The date on which the Closing actually takes place is referred to in this Agreement as the “Closing Date.” Contemporaneously with or as promptly as practicable after the Closing, a properly executed certificate of merger conforming to the requirements of the DGCL (the “Certificate of Merger”) shall be filed with the Secretary of State of the State of Delaware. The Merger shall become effective upon the date and time of the filing of the Certificate of Merger with the Secretary of State of the State of Delaware or such other date and time as may be mutually agreed by Parent and the Company and included in the Certificate of Merger (the “Effective Time”).

1.4 Certificate of Incorporation and Bylaws; Directors and Officers. Unless otherwise mutually determined by Parent and the Company prior to the Effective Time:

(a) the Certificate of Incorporation of the Company immediately prior to the Effective Time shall be the Certificate of Incorporation of the Surviving Corporation immediately after the Effective Time;

(b) the Bylaws of the Company immediately prior to the Effective Time shall be the Bylaws of the Surviving Corporation immediately after the Effective Time; and

(c) unless otherwise agreed in writing between Parent and the Company, the directors and officers of the Surviving Corporation immediately after the Effective Time shall be the individuals set forth on Part 1.4(c) of the Company Disclosure Schedule.

1.5 Conversion of Shares in Merger.

(a) Subject to Sections 1.8 and 1.9, at the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or any stockholder of the Company:

(i) each share of Series C Preferred Stock outstanding immediately prior to the Effective Time shall be converted into the right to receive (in addition to any shares of Parent Common Stock pursuant to Section 1.5(a)(iii)) that number of Merger Shares equal to the quotient of (A) the sum of (1) $0.453025394 plus

(2) the accrued dividend on such share of Series C Preferred Stock as of immediately prior to the Effective Time determined in the manner set forth in Article Fourth, Section B.1.(a) of the Company Certificate of Incorporation, divided by (B) the Exchange Ratio Price, provided, however, that if the number of Merger Shares is less than the number of Series C Preference Shares, then in lieu of the foregoing conversion calculation, each share of Series C Preferred Stock outstanding immediately prior to the Effective Time shall be converted into the right to receive that number of Merger Shares equal to the product of (x) the foregoing conversion calculation, multiplied by (y) the quotient of (1) the number of Merger Shares, divided by (2) the number of Series C Preference Shares, in either case it being understood that certain of the Merger Shares issuable pursuant to this Section 1.5(a)(i), if any, shall, if necessary, be held in escrow in accordance with Sections 1.8 and 1.10 (it being understood that the Series C Preference Shares are allocated pursuant to each of this Section 1.5(a)(i) and Section 1.6(c));

(ii) if the number of Merger Shares is greater than the number of Series C Preference Shares, each share of Series A Preferred Stock outstanding immediately prior to the Effective Time shall be converted into the right to receive (in addition to any Merger Shares pursuant to Section 1.5(a)(iii)) that number of Merger Shares equal to the quotient of (A) the sum of (1) $11.58 plus (2) the accrued dividend on such share of Series A Preferred Stock as of immediately prior to the Effective Time determined in the manner set forth in Article Fourth, Section B.1.(b) of the Company Certificate of Incorporation, divided by (B) the Exchange Ratio Price, provided, however, that if the number of Available A Shares is less than the number of Series A Preference Shares, then in lieu of the foregoing conversion calculation, each share of Series A Preferred Stock outstanding immediately prior to the Effective Time shall be converted into the right to receive that number of Merger Shares equal to the product of (x) the foregoing conversion calculation, multiplied by (y) the quotient of (1) the number of Available A Shares, divided by (2) the number of Series A Preference Shares, in either case it being understood that certain of the Merger Shares issuable pursuant to this Section 1.5(a)(ii), if any, shall, if necessary, be held in escrow in accordance with Sections 1.8 and 1.10; and

(iii) if, following the conversion calculations set forth in Sections 1.5(a)(i) and (ii) above, there are any Available Remaining Shares, then:

(A) each share of Company Common Stock outstanding immediately prior to the Effective Time, including all shares of Company Restricted Stock, shall be converted into the right to receive that number of Merger Shares equal to such share of Company Common Stock multiplied by the Common Exchange Ratio, it being understood that certain of the Merger Shares issuable pursuant to this Section 1.5(a)(iii)(A), if any, shall be held in escrow in accordance with Sections 1.8 and 1.10;

(B) each share of Series C Preferred Stock outstanding immediately prior to the Effective Time shall be converted into the right to receive that number of Merger Shares equal to the Common Exchange Ratio multiplied by the number of shares of Company Common Stock issuable upon conversion of such share of Series C Preferred Stock as of immediately prior to the Effective Time determined in the manner set forth in Article Fourth, Section B.4.(a) of the Company Certificate of Incorporation, it being understood that certain of the Merger Shares issuable pursuant to this Section 1.5(a)(iii)(B), if any, shall be held in escrow in accordance with Sections 1.8 and 1.10; and

(C) each share of Series A Preferred Stock outstanding immediately prior to the Effective Time shall be converted into the right to receive that number of Merger Shares equal to the Common Exchange Ratio multiplied by the number of shares of Company Common Stock issuable upon conversion of such share of Series A Preferred Stock as of immediately prior to the Effective Time determined in the manner set forth in Article Fourth, Section B.4.(a) of the Company Certificate of Incorporation, it being understood that certain of the Merger Shares issuable pursuant to this Section 1.5(a)(iii)(C), if any, shall be held in escrow in accordance with Sections 1.8 and 1.10.

(b) Each share of the common stock of Merger Sub outstanding immediately prior to the Effective Time shall be converted into one share of common stock of the Surviving Corporation immediately after the Effective Time.

1.6 Options and Warrants to Acquire Company Capital Stock. At the Effective Time, each Company Option, whether vested or unvested, shall be assumed by Parent in accordance with the terms (as in effect as of the date of this Agreement) of the applicable Stock Option Plan and the stock option agreement by which such Company Option is evidenced. At the Effective Time, each Company Warrant and Bridge Warrant, whether exercisable or unexercisable, shall be assumed by Parent in accordance with its terms (as in effect as of the date of this Agreement). All rights with respect to Company Common Stock and Series C Preferred Stock under outstanding Company Options, Company Warrants and Bridge Warrants shall thereupon be converted into rights with respect to Parent Common Stock. Accordingly, from and after the Effective Time:

(a) each Company Option, Company Warrant and Bridge Warrant assumed by Parent may be exercised solely for Merger Shares;

(b) the number of Merger Shares subject to each Company Option and Company Common Warrant shall be equal to the number of shares of Company Common Stock that were subject to such Company Option or Company Common Warrant, as applicable, immediately prior to the Effective Time multiplied by the Common Exchange Ratio, rounded down to the nearest whole number of Merger Shares (the aggregate of all such Merger Shares being referred to as the “As Converted Common Option and Warrant Shares”); provided, however, that if there are no Available Remaining Shares, then in lieu of the foregoing calculation, each Company Option shall be terminated in exchange for a cash payment equal to $0.00, such number to be deemed to be the excess of the fair market value of the shares subject to such Company Options (calculated as though such Company Options, regardless of any vesting schedule, were exercisable in full) over the exercise price thereof;

(c) the number of Merger Shares subject to each Bridge Warrant shall be equal to the sum of (i) the number of shares of Series C Preferred Stock that were subject to such Bridge Warrant immediately prior to the Effective Time multiplied by the quotient of (A) $0.453025394, divided by (B) the Exchange Ratio Price, plus (ii) the product of (A) the number of shares of Company Common Stock issuable upon conversion of the Series C Preferred Stock that were subject to such Bridge Warrant immediately prior to the Effective Time, and (B) the Common Exchange Ratio, rounded down to the nearest whole number of Merger Shares; provided, however, that if the number of Merger Shares is less than the number of Series C Preference Shares, then in lieu of the foregoing conversion calculation, the number of Merger Shares subject to each Bridge Warrant outstanding immediately prior to the Effective Time shall be equal to the product of (x) the foregoing conversion calculation, multiplied by (y) the quotient of (1) the number of Merger Shares, divided by (2) the number of Series C Preference Shares (the aggregate of all such Merger Shares, in either case, being referred to as the “As Converted Preferred Warrant Shares” and together with the As Converted Common Option and Warrant Shares, the “As Converted Option and Warrant Shares”);

(d) the per share exercise price for the Merger Shares issuable upon exercise of each assumed Company Option and Company Common Warrant shall be determined by dividing the exercise price per share of Company Common Stock subject to such Company Option or Company Common Warrant, as applicable, as in effect immediately prior to the Effective Time, by the Common Exchange Ratio, and rounding the resulting exercise price up to the nearest whole cent;

(e) the per share exercise price for the Merger Shares issuable upon exercise of each assumed Bridge Warrant shall be determined by the quotient of (i) the exercise price per share of the Series C Preferred Stock subject to such Bridge Warrant, as in effect immediately prior to the Effective Time, divided by (ii) the quotient of (A) the number of As Converted Preferred Warrant Shares applicable to such Bridge Warrant, divided by (B) the number of shares of Series C Preferred Stock that were subject to such Bridge Warrant immediately prior to the Effective Time, and rounding the resulting exercise price up to the nearest whole cent; and

(f) all restrictions on the exercise of each assumed Company Option, Company Warrant and Bridge Warrant shall continue in full force and effect, and the term, exercisability, vesting schedule as in effect on the Closing Date and other provisions of such Company Option, Company Warrant and Bridge Warrant shall otherwise remain unchanged; provided, however, that each such assumed Company Option, Company Warrant and Bridge Warrant shall, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, reverse stock split, stock dividend, recapitalization or other similar transaction effected by Parent after the Effective Time.

(g) The Company and Parent shall take all action that may be necessary (under the Stock Option Plans, the terms of the Company Warrants and Bridge Warrants and otherwise) to effectuate the provisions of this Section 1.6. Following the Closing, Parent will send to each holder of an assumed Company Option, Company Warrant and Bridge Warrant a written notice setting forth (i) the number of shares of Parent Common Stock subject to such assumed Company Option, Company Warrant or Bridge Warrant, and (ii) the exercise price per share of Parent Common Stock issuable upon exercise of such assumed Company Option, Company Warrant or Bridge Warrant. Parent shall file with the SEC, within 45 days after the Closing Date, a registration statement on Form S-8 registering the exercise of the Company Options assumed by Parent pursuant to this Section 1.6.

1.7 Closing of the Company’s Transfer Books. At the Effective Time: (a) all shares of capital stock of the Company outstanding immediately prior to the Effective Time shall automatically be canceled and retired and shall cease to exist, and all holders of certificates representing shares of capital stock of the Company that were outstanding immediately prior to the Effective Time shall cease to have any rights as stockholders of the Company, and (b) the stock transfer books of the Company shall be closed with respect to all shares of such capital stock of the Company outstanding immediately prior to the Effective Time. No further transfer of any such shares of capital stock of the Company shall be made on such stock transfer books after the Effective Time. If, after the Effective Time, a valid certificate previously representing any shares of capital stock of the Company (a “Company Stock Certificate”) is presented to the Surviving Corporation or Parent, such Company Stock Certificate shall be canceled and shall be exchanged as provided in Section 1.8.

1.8 Exchange of Certificates.

(a) As soon as reasonably practicable after the Effective Time, Parent will send (or cause to be sent) to the record holders of Company Stock Certificates (i) a letter of transmittal in customary form and containing such customary provisions as Parent or its transfer agent may reasonably specify (including a provision confirming that delivery of Company Stock Certificates shall be effected, and risk of loss and title to Company Stock Certificates shall pass, only upon delivery of such Company Stock Certificates to Parent), and (ii) instructions for use in effecting the surrender of Company Stock Certificates in exchange for the Merger Consideration. Upon surrender of a Company Stock Certificate to Parent or its transfer agent for exchange, together with a duly executed letter of transmittal and such other documents as may be reasonably required by Parent, Parent shall (a) cause to be delivered to the holder of such Company Stock Certificate a certificate representing that number of shares of Parent Common Stock that such holder has the right to receive pursuant to Section 1.5(a) (without giving effect to escrow arrangements), less such holder’s Pro Rata Escrow Shares, if any, (as defined in Section 1.8(e)), and (b) deliver to the Escrow Agent (as defined in Section 1.10) under the Escrow Agreement (as defined in Section 1.10) on behalf of such holder a certificate in the name of the Escrow Agent representing that number of shares of Parent Common Stock equal to such holder’s Pro Rata Escrow Shares, if any, provided that the certificates representing Parent Common Stock to be delivered to the holder of a Company Stock Certificate under clause (a) above and to the Escrow Agent under clause (b) above shall, in each case, represent only whole shares of Parent Common Stock. In lieu of any fractional shares to which such holder would otherwise be entitled, after combining any fractional interests of such holder into as many whole shares as is possible, the holder of such Company Stock Certificate shall be paid in cash an amount equal to the sum of (y) the dollar amount (rounded to the nearest whole cent) determined by multiplying the Exchange Ratio Price by the fraction of a share of Parent Common Stock that would otherwise be deliverable to such holder under clause (a) above, and (z) the dollar amount (rounded to the nearest whole cent) determined by multiplying the Exchange Ratio Price by the fraction of a share of Parent Common Stock that would otherwise be deliverable to the Escrow Agent under clause (b) above. Notwithstanding the foregoing, Parent may deliver to the Escrow Agent one certificate representing the total number of shares of Parent Common Stock to be held in escrow pursuant to this Section 1.8 in lieu of issuing separate certificates representing each holder’s Pro Rata Escrow Shares. All Company Stock Certificates so surrendered shall be canceled. Until surrendered as contemplated by this Section 1.8, each Company Stock Certificate shall be deemed, from and after the Effective Time, to represent only the right to receive the Merger Consideration in accordance with this Agreement. If any Company Stock Certificate shall have been lost, stolen or destroyed, Parent may, in its discretion and as a condition precedent to the issuance of any certificate representing Parent Common Stock or the payment of cash in lieu of fractional shares, require the owner of such lost, stolen or destroyed Company Stock Certificate to provide an appropriate affidavit and indemnity, and in any case where the Merger Consideration to be issued to any stockholder is more than 1,000 shares of Parent Common Stock, to deliver a bond (in such sum as Parent may reasonably direct) as indemnity to Parent against any claim that may be made against Parent or the Surviving Corporation with respect to such Company Stock Certificate.

(b) No dividends or other distributions declared or made with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Company Stock Certificate with respect to the shares of Parent Common Stock represented thereby, and no cash payment in lieu of any fractional share shall be paid to any such holder, until such holder surrenders such Company Stock Certificate or an appropriate affidavit and bond with respect to any lost, stolen or destroyed Company Stock Certificate, in each case in accordance with this Section 1.8 (at which time such holder shall be entitled to receive all such dividends and distributions and such cash payment).

(c) Each of Parent and the Surviving Corporation shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement to any holder of capital stock of the Company who does not provide the certification required by Section 5.11(c) hereof such amounts as Parent and the Surviving Corporation are required to deduct or withhold therefrom under the Code or any provision of state, local or foreign tax law or under any other applicable Legal Requirement. To the extent Parent or the Surviving Corporation is deducting and withholding any such consideration based on any Legal Requirement other than any Legal Requirement under the Code, Parent or the Surviving Corporation, as applicable, shall use its commercially reasonable efforts to notify the Company and the Company Stockholders’ Representative of the amounts required to be withheld and the Legal Requirement that imposes such withholding obligation at least ten (10) days prior to the date when the applicable withholding shall be made, and in any event shall provide such notification when such withholding is made. To the extent such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

(d) Neither Parent nor the Surviving Corporation shall be liable to any holder or former holder of capital stock of the Company or to any other Person for any shares of Parent Common Stock (or dividends or distributions with respect thereto), or for any cash amounts, delivered to any public official pursuant to any applicable abandoned property law, escheat law or similar Legal Requirement.

(e) A number of Merger Shares issuable pursuant to Section 1.5(a) that equal the number of Escrow Shares shall be delivered to the Escrow Agent from the number of Merger Shares issuable pursuant to Section 1.5(a)(iii), such Merger Shares to be allotted pro rata among all the holders of Merger Shares issuable pursuant to Section 1.5(a)(iii), provided that if such number of Merger Shares issuable pursuant to Section 1.5(a)(iii) is less than the number of Escrow Shares, then a number of Merger Shares equal to the difference between the number of Merger Shares issuable pursuant to Section 1.5(a)(iii) and the number of Escrow Shares shall be delivered to the Escrow Agent from the Merger Shares issuable pursuant to Section 1.5(a)(ii) (such difference, the “Series A Escrow Preference Shares”), with the Series A Escrow Preference Shares being allotted pro rata among all the holders of Series A Escrow Preference Shares, provided further that if such number of Merger Shares issuable pursuant to Sections 1.5(a)(ii) and (iii) are less than the number of Escrow Shares, then a number of Merger Shares equal to the difference between the number of Merger Shares issuable pursuant to Sections 1.5(a)(ii) and (iii) and the number of Escrow Shares shall be delivered to the Escrow Agent from the Merger Shares issuable pursuant to Section 1.5(a)(i) (such difference, the “Series C Escrow Preference Shares”), with the Series C Escrow Preference Shares being allotted pro rata among all the holders of Series C Escrow Preference Shares. The number of Merger Shares which will constitute Escrow Shares to be delivered to the Escrow Agent on behalf of a record holder of Company Stock Certificates pursuant to Sections 1.8(a) and (e) and Section 1.10 shall be equal to the aggregate number of Merger Shares allotted to such holder under this Section 1.8(e), including the first and second provisos hereof (such holder’s shares, the “Pro Rata Escrow Shares”).

1.9 Appraisal Rights.

(a) Notwithstanding any provision of this Agreement to the contrary, shares of Company Common Stock and Company Preferred Stock that are outstanding immediately prior to the Effective Time and which are held by stockholders who have exercised and perfected appraisal rights for such shares of Company Common Stock or Company Preferred Stock in accordance with the DGCL (collectively, the “Dissenting Shares”) shall not be converted into or represent the right to receive the per share amount of the Merger Consideration described in Section 1.5(a) attributable to such Dissenting Shares. Such stockholders shall be entitled to receive payment of the appraised value of such shares of Company Common Stock or Company Preferred Stock held by them in accordance with the DGCL, unless and until such stockholders fail to perfect or effectively withdraw or otherwise lose their appraisal rights under the DGCL. All Dissenting Shares held by stockholders who shall have failed to perfect or who effectively shall have withdrawn or lost their right to appraisal of such shares of Company Common Stock or Company Preferred Stock under the DGCL shall thereupon be deemed to be converted into and to have become exchangeable for, as of the Effective Time, the right to receive the per share amount of the Merger Consideration attributable to such Dissenting Shares upon their surrender in the manner provided in Section 1.8.

(b) The Company shall give Parent (i) prompt written notice of any demands by dissenting stockholders received by the Company prior to the Effective Time, withdrawals of such demands and any other material notice, instrument or correspondence delivered to the Company prior to the Effective Time in connection with such demands, and (ii) the opportunity to participate in all negotiations and proceedings with respect to any such demand, notice, instrument or correspondence. The Company shall not make any payment or settlement offer prior to the Effective Time with respect to any such demand unless Parent shall have consented in writing to such payment or settlement offer.

1.10 Escrow and Release from Escrow of Parent Common Stock.

(a) Upon the Closing, Parent shall withhold (or cause to be withheld), from the Merger Shares otherwise issuable to holders of capital stock of the Company pursuant to Section 1.5(a), the Escrow Shares to be delivered to the Escrow Agent pursuant to Section 1.8, and shall deliver such shares to LaSalle Bank National Association, a national banking association, as escrow agent (the “Escrow Agent”). The Escrow Shares shall be held pursuant to the provisions of an escrow agreement substantially in the form of Exhibit E (the “Escrow Agreement”). The Escrow Shares shall be represented by a certificate or certificates issued in the name of the Escrow Agent and shall be held by the Escrow Agent.

(b) The Base Escrow Shares shall be held in the name of the Escrow Agent as collateral to secure the rights of the Indemnitees under Section 10 hereof, and with respect to the Second Escrow Shares, for satisfaction of any Parent Reimbursement (as defined in Section 10.4(d)), for a period of time equal to the Escrow Claim Period (as defined in Section 10.1(a)); provided, however, that if, at any time prior to the end of the Escrow Claim Period, any Indemnitee delivers to the Company Stockholders’ Representative a written notice alleging in good faith the existence of an inaccuracy in or a breach of any of the representations and warranties made by the Company (and setting forth in reasonable detail the basis for such Indemnitee’s belief that such an inaccuracy or breach may exist) and asserting in good faith a claim for recovery under Section 10.2 based on such alleged inaccuracy or breach (which notice, the parties acknowledge and agree, may be in the form of a Claim Notice, the contents and delivery of which satisfy the content and delivery requirements of an Escrow Claim Notice pursuant to Section 10.5 below, or an Escrow Claim Notice (as defined below)), then the representation or warranty underlying the claim asserted in such notice shall survive the end of the Escrow Claim Period until such time as such claim is fully and finally resolved and a number of the Base Escrow Shares equal to the quotient of (i) the amount of Damages sought by the Indemnitee in good faith divided by (ii) the Exchange Ratio Price shall continue to be held in escrow pursuant to the terms of Section 10; provided, further, that if, at any time prior to the end of the Escrow Claim Period, the Company Stockholders’ Representative delivers a Reimbursement Request (as defined in Section 10.4(d)) to Parent, then a number of Second Escrow Shares equal to the quotient of (i) the amount of the aggregate Representative Expenses (as defined in Section 10.4(d)) set forth in the

Reimbursement Request divided by (ii) the Exchange Ratio Price, shall continue to be held in escrow pursuant to the terms of Section 10 until such time as Parent has made the Representative Reimbursement (as defined in Section 10.4(d)) and received the Parent Reimbursement.

(c) Any Escrow Shares that remain in escrow following the expiration of the Escrow Claim Period and full and final resolution of any claims that survive the Escrow Claim Period pursuant to Section 1.10(b) above shall be distributed as follows:

(i) to each of the former holders of Series C Preferred Stock (as of immediately prior to the Effective Time), pro rata based on such former holders’ respective ownership of Series C Preferred Stock (including accrued dividends on such) as of immediately prior to the Effective Time, until such time as each holder of Series C Preferred Stock has received a number of Escrow Shares equal to the product of (I) the Series C Escrow Preference Shares multiplied by (II) such holder’s Applicable Series C Percentage;

(ii) if there are any remaining undistributed Escrow Shares following the distribution set forth in Section 1.10(c)(i), to each of the former holders of Series A Preferred Stock (as of immediately prior to the Effective Time), pro rata based on such former holders’ respective ownership of Series A Preferred Stock (including accrued dividends on such) as of immediately prior to the Effective Time, until such time as each holder of Series A Preferred Stock has received a number of Escrow Shares equal to the product of (I) the Series A Escrow Preference Shares multiplied by (II) such holder’s Applicable Series A Percentage; and

(iii) if there are any remaining undistributed Escrow Shares following the distribution set forth in Sections 1.10(c)(i) and (ii), to the former holders of Company Common Stock, Series A Preferred Stock and Series C Preferred Stock (as of immediately prior to the Effective Time), pro rata based on such former holders’ respective ownership of As Converted Company Common Shares, excluding for purposes of this Section 1.10(c)(iii) the aggregate number of shares of Company Common Stock into or for which any Company debt, any Company Options, any Company Warrants or Bridge Warrants may be converted, exercised or exchanged (including any shares issuable upon conversion of Series C Preferred Stock issuable upon exercise of any Bridge Warrants).

(d) In the event that this Agreement is adopted by the Company’s stockholders, then all such stockholders shall, without any further act of any Company stockholder, be deemed to have consented to and approved (a) the use of the Base Escrow Shares as collateral to secure the rights of the Indemnitees under Section 10 in the manner set forth herein and in the Escrow Agreement and with respect to the Second Escrow Shares, for satisfaction of any Parent Reimbursement, (b) the distribution formula for Escrow Shares released from escrow that is set forth in Section 1.10(c), (c) the calculations of the Merger Shares that the Company’s stockholders have the right to receive pursuant to the Merger in accordance with Section 1.5(a) and the related provisions of this Agreement and (d) the appointment of the Company Stockholders’ Representative (as defined in Section 11.1) as the representative under this Agreement and under the Escrow Agreement of the Persons receiving Merger Consideration under this Agreement and as the attorney-in-fact and agent for and on behalf of each such Person (other than holders of Dissenting Shares).

1.11 Calculation of Closing Debt Balance.

(a) Parent and the Company shall agree upon an anticipated date for Closing (the “First Anticipated Closing Date”) at least ten (10) business days prior to the Parent Stockholders’ Meeting. At least five (5) business days prior to the First Anticipated Closing Date, but not more than ten (10) business days prior to such date, the Company shall deliver to Parent a schedule (a “Debt Schedule”) setting forth, in reasonable detail, the Company’s estimate of the Specified Indebtedness as of the First Anticipated Closing Date (the “Closing Debt Estimation”). The Company shall make the work papers and back-up materials used in preparing the applicable Debt Schedule available to Parent and its accountants, counsel and other advisors at reasonable times and upon reasonable notice.

(b) Within ten (10) business days after the Company delivers the applicable Debt Schedule (a “Lapse Date”), Parent shall have the right to dispute any part of such Debt Schedule by delivering a written notice to that effect to the Company (a “Dispute Notice”). Any Dispute Notice shall identify in reasonable detail the nature of any proposed revisions to the applicable Closing Debt Estimation.

(c) If on or prior to any Lapse Date, (i) Parent notifies the Company that it has no objections to the applicable Closing Debt Estimation or (ii) Parent fails to deliver a Dispute Notice as provided above, then the Closing Debt Estimation as set forth in the Debt Schedule shall be deemed, on the date of such notification (in the case of (i) above) or on the applicable Lapse Date (in the case of (ii) above) (the applicable date being referred to herein as the “Non-Dispute Closing Debt Determination Date”), to have been finally determined for purposes of this Agreement and to represent the Closing Debt Balance for purposes of the definition of “Closing Debt Adjustment Amount,” so long as Closing occurs within five (5) business days after the applicable Non-Dispute Closing Debt Determination Date.

(d) If Parent delivers a Dispute Notice on or prior to the applicable Lapse Date, then Representatives of the Company and Parent shall promptly meet and attempt in good faith to resolve the disputed item(s) and negotiate an agreed-upon determination of the Closing Debt Balance as of a particular date to be agreed to by the Company and Parent, which Closing Debt Balance amount shall be deemed, on the date of agreement between the Company and Parent as to such amount (a “Dispute Closing Debt Determination Date”), as the final determination for purposes of this Agreement of the Closing Debt Balance, so long as Closing occurs within five (5) business days after the applicable Dispute Closing Debt Determination Date.

(e) If Representatives of the Company and Parent pursuant to clause (d) above are unable to negotiate an agreed-upon determination of the Closing Debt Balance as of a particular date to be agreed to by the Company and Parent, or if Closing does not occur within five (5) business days after an applicable Non-Dispute Closing Debt Determination Date or an applicable Dispute Closing Debt Determination Date, then the Company and Parent shall agree upon an additional anticipated date for Closing (a “Subsequent Anticipated Closing Date”) and thereafter follow the procedures set forth in Sections 1.11(a) through 1.11(d) above as many times as necessary (and replacing the First Anticipated Closing Date with the Subsequent Anticipated Closing Date in each instance) until the Closing Debt Balance is or is deemed to have been finally determined for purposes of this Agreement pursuant to this Section 1.11.

1.12 Further Action. If, at any time after the Effective Time, any further action is reasonably determined by Parent to be necessary or desirable to carry out the purposes of this Agreement and any Related Agreement or to vest the Surviving Corporation or Parent with full right, title and possession of and to all rights and property of Merger Sub, the Company and the Surviving Corporation, the officers and directors of the Surviving Corporation and Parent shall be fully authorized (in the name of Merger Sub, in the name of the Company, in the name of the Surviving Corporation and otherwise) to take such action.

2. REPRESENTATIONS AND WARRANTIES OF THE COMPANY.

Except as set forth in this Agreement or on the Company Disclosure Schedule, the Company represents and warrants, to and for the benefit of the Indemnitees, as set forth below. The Company Disclosure Schedule shall be arranged in paragraphs corresponding to the numbered paragraphs in this Section 2. The disclosure in any section or subsection of the Company Disclosure Schedule shall qualify other sections and subsections in this Section 2 only to the extent it is readily apparent that the disclosure contained in such section or subsection of the Company Disclosure Schedule contains enough information regarding the subject matter of the other representations in this Section 2 as to qualify or otherwise apply to such other representations and warranties.

2.1 Due Organization; Subsidiaries; Etc.

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all necessary corporate power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own and use its assets in the manner in which its assets are currently owned and used; and (iii) to perform its obligations under all Company Contracts.

(b) The Company has not conducted any business under or otherwise used, for any purpose or in any jurisdiction, any fictitious name, assumed name, trade name or other name, other than the names “BC International Corporation”, “BCI” and “Celunol Corp.”

(c) The Company and each Company Subsidiary are not and have not been required to be qualified, authorized, registered or licensed to do business as a foreign corporation in any jurisdiction other than the jurisdictions identified in Part 2.1(c) of the Company Disclosure Schedule, except where the failure to be so qualified, authorized, registered or licensed would not reasonably be expected to have a Material Adverse Effect on the Company. The Company and each Company Subsidiary are in good standing as a foreign corporation in each of the jurisdictions identified in Part 2.1(c) of the Company Disclosure Schedule.

(d) Part 2.1(d) of the Company Disclosure Schedule accurately sets forth as of the date of this Agreement (i) the names of the members of the Company’s board of directors and each Company Subsidiary’s board of directors, (ii) the names of the members of each committee of the Company’s board of directors and each Company Subsidiary’s board of directors, and (iii) the names and titles of the Company’s officers and each Company Subsidiary’s officers.

(e) As of the date of this Agreement, the Company has no Subsidiaries except for the Entities identified in Part 2.1(e) of the Company Disclosure Schedule. As of the date of this Agreement, except for the equity interests identified in Part 2.1(e) of the Company Disclosure Schedule, neither the Company nor any Company Subsidiary owns any equity interest in any Entity and neither the Company nor any Company Subsidiary has ever owned, beneficially or otherwise, any controlling equity interest in any Entity. As of the date of this Agreement, neither the Company nor any Company Subsidiary has agreed or is obligated to make any future investment in or capital contribution to any Entity (other than a Company Subsidiary). Neither the Company nor any Company Subsidiary has guaranteed or is responsible or liable for any obligation of any of the Entities in which it owns or has owned any equity or other financial interest. Neither the Company nor any of its stockholders has ever approved, or commenced any proceeding contemplating, the dissolution or liquidation of the Company’s business or affairs.

2.2 Certificate of Incorporation and Bylaws; Records. The Company has delivered or otherwise made available to Parent accurate and complete copies of: (a) the certificate of incorporation and bylaws, including all amendments thereto, of the Company and each Company Subsidiary; (b) the stock records of the Company and each Company Subsidiary; and (c) the minutes and other records of the meetings and other proceedings (including any actions taken by written consent or otherwise without a meeting) of the stockholders of the Company and each Company Subsidiary, the board of directors of the Company and each Company Subsidiary and all committees of the board of directors of the Company and each Company Subsidiary (the items described in (a), (b) and (c) above, collectively, the “Company Constituent Documents”). Since January 1, 2002, there have been no formal meetings or other proceedings of the stockholders of the Company or any Company Subsidiary, the board of directors of the Company or any Company Subsidiary or any committee of the board of directors of the Company or any Company Subsidiary that are not reflected in the Company Constituent Documents. The stock records and minute books of the Company and each Company Subsidiary are accurate, up-to-date and complete in all material respects, and have been maintained in accordance in all material respects with applicable Legal Requirements (which the parties hereto acknowledge do not include the requirements of the Sarbanes-Oxley Act of 2002, as amended)

2.3 Capitalization, Etc.

(a) The authorized capital stock of the Company consists of: (i) 50,000,000 shares of Company Common Stock, (ii) 1,100,000 shares of Series A Preferred Stock, and (iii) 35,000,000 shares of Series C Preferred Stock. As of the date of this Agreement, (A) 5,595,372.28 shares of Company Common Stock have been issued and are outstanding, (B) 3,773,730 outstanding shares of Company Common Stock are subject to risk of forfeiture and repurchase rights that lapse over time (a portion of which have vested as of the date hereof pursuant to the restricted stock agreements applicable thereto) (“Company Restricted Stock”), (C) 1,009,124 shares of Series A Preferred Stock have been issued and are outstanding and (D) 31,956,860 shares of Series C Preferred Stock have been issued and are outstanding. All of the outstanding shares of Company Common Stock and Company Preferred Stock have been duly authorized and validly issued, and are fully paid and non-assessable. As of the date of this Agreement, each outstanding share of Series C Preferred Stock and Series A Preferred Stock is convertible into such number of shares of Company Common Stock determined in the manner set forth in Article Fourth, Section B.4.(a) of the Company Certificate of Incorporation. All outstanding shares of Company Common Stock and Company Preferred Stock and all outstanding Company Options and Company Warrants have been issued and granted in compliance in all material respects with (y) all applicable securities laws and other applicable Legal Requirements, and (z) all requirements set forth in the Company Constituent Documents and applicable Contracts. Part 2.3(a) of the Company Disclosure Schedule provides an accurate and complete description of the terms of each repurchase option which is held by the Company and to which any shares of capital stock of the Company, including all Company Restricted Stock, is subject and identifies the Contract underlying such right.

(b) As of the date of this Agreement: (i) 4,254,903 shares of Company Common Stock are reserved for future issuance under the Stock Option Plans, of which options to purchase 3,154,393 shares are outstanding, and (ii) 36,804.84 shares of Company Common Stock are reserved for future issuance pursuant to the Company Warrants. Part 2.3(b) of the Company Disclosure Schedule accurately sets forth as of the date of this Agreement, with respect to each Company Option, Company Warrant and Bridge Warrant outstanding as of the date hereof (whether vested or unvested): (A) the name of the holder of such Company Option, Company Warrant or Bridge Warrant; (B) the total number of shares of Company Common Stock or Series C Preferred Stock subject to such Company Option, Company Warrant or Bridge Warrant and the number of shares of Company Common Stock or Series C Preferred Stock with respect to which such Company Option, Company Warrant or Bridge Warrant is immediately exercisable; (C) the date on which such Company Option, Company Warrant or Bridge Warrant was granted or issued and the term of such Company Option, Company Warrant or Bridge Warrant; (D) the vesting schedule for such Company Option, Company Warrant or Bridge Warrant, if applicable; (E) the exercise price per share of Company Common Stock or Series C Preferred Stock purchasable under such Company Option, Company Warrant or Bridge Warrant; and (F) with respect to each Company Option, whether such Company Option has been designated an “incentive stock option” as defined in Section 422 of the Code. The Company has delivered or otherwise made available to Parent accurate and complete copies of the Company Warrants and Bridge Warrants. As of the date of this Agreement, except for Company Options granted pursuant to the Stock Option Plans, the Company Warrants and the Bridge Warrants, there is no: (w) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of capital stock or other securities of the Company; (x) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of capital stock or other securities of the Company; (y) Contract under which the Company or any Company Subsidiary is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities of the Company or to repurchase, redeem of otherwise acquire any outstanding securities of the Company or any Company Subsidiary; or (z) condition or circumstance that may give rise to or provide a basis for the assertion of a valid claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of the Company. The Company has not issued any debt securities that are still outstanding which grant the holder thereof any right to vote on, or veto, any actions by the Company.

(c) All of the outstanding shares of capital stock of each Company Subsidiary that is a corporation have been duly authorized and are validly issued, are fully paid and nonassessable and are owned beneficially and of record by the Company, free and clear of any Encumbrances.

(d) All of the outstanding membership interests of each Company Subsidiary that is a limited liability company are owned beneficially and, as applicable, of record by the Company, free and clear of any Encumbrances other than Permitted Encumbrances.

(e) Part 2.3(e) of the Company Disclosure Schedule lists all shares of capital stock or other securities of the Company repurchased, redeemed, retired, exchanged (including debt-for-equity exchange) or otherwise reacquired by the Company since January 1, 2002. All securities so repurchased, redeemed, retired, exchanged or reacquired by the Company were acquired in compliance in all material respects with (i) the applicable provisions of the DGCL and all other applicable Legal Requirements, and (ii) all requirements set forth in applicable restricted stock purchase agreements and other applicable Contracts.

2.4 Financial Statements.

(a) The Company has delivered to Parent the following consolidated financial statements and notes (collectively, the “Company Financial Statements”):

(i) the audited consolidated balance sheets of the Company as of December 31, 2004 and the related audited consolidated income statements, statements of stockholders’ equity and statements of cash flows of the Company for the year ended December 31, 2004, together with the notes thereto and the report and opinion of Grant Thornton LLP relating thereto; and

(ii) the unaudited preliminary consolidated balance sheets of the Company as of December 31, 2005 and September 30, 2006 (with the September 30, 2006 balance sheet referenced to as the “Balance Sheet”) and the related unaudited consolidated income statements, statements of stockholders’ equity and statements of cash flows of the Company for the year and 9 months then ended.

(b) The Company Financial Statements present fairly the consolidated financial position of the Company and the consolidated results of operations of the Company as of and at the respective dates thereof and for the periods covered thereby. Except as set forth in Part 2.4(b) of the Company Disclosure Schedule, the Company Financial Statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods covered (except as permitted by GAAP or reflected in the notes thereto, and except that the consolidated financial statements referred to in Section 2.4(a)(ii) do not contain footnotes and are subject to normal and recurring year-end audit adjustments, which are not expected, individually or in the aggregate, to be material in magnitude).

2.5 Absence of Changes. Except as set forth in Part 2.5 of the Company Disclosure Schedule, since the date of the Balance Sheet to the date of this Agreement:

(a) there has not been any Material Adverse Effect on the Company, and no event has occurred that would be reasonably expected to have such a Material Adverse Effect;

(b) there has not been any material loss, damage or destruction to, or any material interruption in the use of, any of the assets of the Company and the Company Subsidiaries (whether or not covered by insurance);

(c) the Company has not declared, accrued, set aside or paid any dividend or made any other distribution in respect of any shares of its capital stock, and has not repurchased, redeemed, retired, exchanged (including any debt-for-equity exchange) or otherwise acquired any shares of its capital stock or other securities;

(d) the Company has not sold, issued or authorized the issuance of (i) any capital stock or other securities of the Company (except for capital stock of the Company issued upon the exercise of outstanding Company Preferred Stock, Company Options, Company Warrants and Bridge Warrants as described in Part 2.5 of the Company Disclosure Schedule); (ii) any option or right to acquire any capital stock or any other security of the Company (except for Company Options described in Part 2.3 of the Company Disclosure Schedule); or (iii) any other instrument convertible into or exchangeable for any capital stock or other security of the Company;

(e) the Company has not amended or waived any of its rights under, or permitted the acceleration of vesting under, (i) any provision of any Stock Option Plan, (ii) any provision of any stock option agreement evidencing any outstanding Company Option, or (iii) any restricted stock purchase agreement;

(f) there has been no amendment to the Company Certificate of Incorporation or bylaws of the Company or any Company Subsidiary, and the Company has not effected or been a party to any Acquisition Transaction, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction;

(g) the Company has not formed any Company Subsidiary or acquired any equity interest or other material interest in any other Entity;

(h) neither the Company nor any Company Subsidiary has made any capital expenditure which is inconsistent in any material respect with the Company’s budget as of the date of this Agreement (and which has been provided or otherwise made available to Parent), and which is individually in excess of $50,000;

(i) except as set forth in any contract identified in any section of the Company Disclosure Schedule, neither the Company nor any Company Subsidiary has (i) acquired, leased or licensed any right or other asset from any other Person, (ii) sold or otherwise disposed of, or leased or licensed, any right or other asset to any other Person, or (iii) waived or relinquished any right, except for, in each of (i) through (iii), immaterial rights or other immaterial assets acquired, leased, licensed or disposed of in the ordinary course of business and consistent with the Company’s or such Company Subsidiary’s past practices;

(j) neither the Company nor any Company Subsidiary has written off as uncollectible, or established any extraordinary reserve with respect to, any account receivable or other indebtedness;

(k) neither the Company nor any Company Subsidiary has incurred or failed to pay any individual liability in excess of $20,000, including any accounts payable or accrued liabilities, other than in the ordinary course of business consistent with past practices;

(l) neither the Company nor any Company Subsidiary has made any pledge of any of its assets or otherwise permitted any of its assets to become subject to any Encumbrance, except for pledges of immaterial assets made in the ordinary course of business and consistent with the Company’s or the applicable Company Subsidiary’s past practices;

(m) neither the Company nor any Company Subsidiary has (i) lent money to any Person (other than pursuant to travel advances made to employees in the ordinary course of business and consistent with the Company’s or the applicable Company Subsidiary’s past practice), or (ii) incurred or guaranteed any indebtedness for borrowed money (other than incurrences of indebtedness expressly contemplated by the Promissory Note);

(n) neither the Company nor any Company Subsidiary has (i) established or adopted any employee benefit plan, (ii) paid any bonus or made any profit-sharing, incentive compensation or similar payment to, or increased the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors, officers or employees, other than payments or increases included in the employee compensation disclosed in Part 2.15(a)(iii) of the Company Disclosure Schedule, or (iii) hired any new employee having an annual salary in excess of $50,000;

(o) neither the Company nor any Company Subsidiary has changed in any material respect any of its methods of accounting or accounting practices in any respect other than as required by any recent accounting pronouncements from the SEC, the Public Company Accounting Oversight Board or the Financial Accounting Standards Board;

(p) neither the Company nor any Company Subsidiary has threatened in writing or commenced or settled any Legal Proceeding; and

(q) neither the Company nor any Company Subsidiary has agreed to take, or committed to take, any of the actions referred to in clauses “(c)” through “(p)” above.

2.6 Title to Assets.

(a) Subject to any Permitted Encumbrances and except with respect to the assets identified on Part 2.9 of the Company Disclosure Schedule (which is addressed in Section 2.9), the Company and each Company Subsidiary owns, and has good and valid and, where applicable, marketable title to, all material assets purported to be owned by it, including: (i) all material assets reflected on the Balance Sheet; (ii) all material assets referred to in Parts 2.1(e) and 2.7 of the Company Disclosure Schedule and all of the Company’s or the applicable

Company Subsidiary’s rights under the material Company Contracts; and (iii) all other material assets reflected in the Company’s books and records as being owned by the Company or any Company Subsidiary. All of such assets are owned by the Company or the Company Subsidiaries free and clear of any Encumbrances, except for Permitted Encumbrances.

(b) Part 2.6(b) of the Company Disclosure Schedule identifies all assets of the Company and each Company Subsidiary that are being leased or licensed to or by the Company or any Company Subsidiary as of the date of this Agreement and that have a book value, individually, in excess of $50,000. To the Knowledge of the Company, all such leases and licenses are valid and enforceable in all material respects against the parties thereto, in each case subject to (i) applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general enforcement of creditors’ rights and (ii) applicable rules of law governing specific performance, injunctive relief and other equitable remedies.

2.7 Bank Accounts; Receivables.

(a) Part 2.7(a) of the Company Disclosure Schedule provides accurate information as of the date of this Agreement with respect to each account maintained by or for the benefit of the Company or any Company Subsidiary at any bank or other financial institution, including the name of the bank or financial institution, the account number, the balance as of a recent, practicable date and the names of all individuals authorized to draw on or make withdrawals from such accounts.

(b) Part 2.7(b) of the Company Disclosure Schedule provides an accurate and complete breakdown and aging of all accounts receivable, notes receivable and other receivables (other than, in each case, receivables that have been outstanding in excess of 5 years as of the date of this Agreement), in each case in excess of $25,000, of the Company and each Company Subsidiary as of January 19, 2007. Except to the extent reflected in reserves provided for on the Balance Sheet, as of the date of this Agreement all existing accounts receivable of the Company and each Company Subsidiary (including those accounts receivable reflected on the Balance Sheet that have not yet been collected and those accounts receivable that have arisen since the date of the Balance Sheet and have not yet been collected) (i) represent valid obligations of customers of the Company or the Company Subsidiaries arising from bona fide transactions, and (ii) are current and are expected by the CFO of the Company to be collected in full when due, without any counterclaim or set off.

2.8 Equipment; Leasehold.

(a) All items of equipment and other tangible assets owned by or leased to the Company or any Company Subsidiary as of the date of this Agreement (i) taken as a whole are adequate in all material respects for the uses to which they are being put, (ii) taken as a whole are structurally sound in all material respects, free of material defects and deficiencies and in good condition and repair (ordinary wear and tear excepted), (iii) comply in all material respects with, and are being operated and being used in compliance in all material respects with all applicable Legal Requirements, and (iv) taken as a whole are adequate for the conduct of the Company’s or the applicable Company Subsidiary’s business in the manner in which such business is currently being conducted.

(b) Neither the Company nor any Company Subsidiary owns any real property or any interest in real property, except for (a) the leaseholds created under the real property leases identified in Part 2.8(a) of the Disclosure Schedule and (b) the real property described in Part 2.8(b) of the Company Disclosure Schedule to which the Company has good and marketable fee title and which is owned by the Company free and clear of any Encumbrances, except for Permitted Encumbrances. As of the date of this Agreement all premises owned, leased or subleased by the Company or any Company Subsidiary are supplied with utilities necessary for the operation of their respective businesses.

2.9 Intellectual Property.

(a) Part 2.9(a) of the Company Disclosure Schedule accurately identifies as of the date of this Agreement (i) each item of Registered IP in which the Company or any Company Subsidiary has or purports to have an ownership interest of any nature (whether exclusively, jointly with another Person, or otherwise); (ii) the jurisdiction in which such item of Registered IP has been registered or filed and the applicable registration or serial number or application number; and (iii) to the Company’s Knowledge, any other Person that has an ownership interest in such item of Registered IP and the nature of such ownership interest. The Company has offered to Parent access to complete and accurate copies of all applications, correspondence, and other material documents related to each such item of Registered IP.

(b) Part 2.9(b) of the Company Disclosure Schedule accurately identifies (i) all Intellectual Property Rights or Intellectual Property licensed to the Company or any Company Subsidiary (other than any non-customized software that (A) is so licensed solely in executable or object code form pursuant to a non-exclusive, internal use software license, (B) is not incorporated into, or used directly in the development, manufacturing, or distribution of, any of the Company’s or any Company Subsidiary’s products or services, and (C) is generally available on standard terms for less than $25,000); (ii) the corresponding Contract or Contracts pursuant to which such Intellectual Property Rights or Intellectual Property is licensed to the Company or any Company Subsidiary; and (iii) whether the license or licenses granted to the Company or any Company Subsidiary are exclusive or non-exclusive.

(c) Part 2.9(c) of the Company Disclosure Schedule accurately identifies as of the date of this Agreement each Contract pursuant to which any Person has been granted any license under, or otherwise has received or acquired any right (whether or not currently exercisable) or interest in, any Company IP. Except as set forth in Part 2.9(c) of the Company Disclosure Schedule, the Company and the Company Subsidiaries are not bound by, and no Company IP is subject to, any Contract containing any covenant or other provision that in any material respect limits or restricts the ability of the Company or any Company Subsidiary to use, exploit, assert, or enforce any Company IP anywhere in the world.

(d) The Company has delivered or made available to Parent a complete and accurate copy of (A) each agreement pursuant to which the Company has licensed any Company IP; (B) each current employee agreement containing intellectual property assignment or license of Intellectual Property or Intellectual Property Rights or any confidentiality provision; (C) each current consulting or independent contractor agreement containing intellectual property assignment or license of Intellectual Property or Intellectual Property Rights or any confidentiality provision; and (D) the form of the Company’s confidentiality or nondisclosure agreement currently entered into with its new employees.

(e) The Company and the Company Subsidiaries exclusively own all right, title, and interest to and in the Company IP listed in Part 2.9(a) of the Company Disclosure Schedule and indicated as solely owned by the Company in footnote nos. 2, 3, 6 and 23, and jointly own with the University of Florida Research Foundation, Inc. (“UFRFI”) the Company IP otherwise listed in Part 2.9(a) of the Company Disclosure Schedule, for which the Company has an exclusive license to UFRFI’s interest, in each case, free and clear of any Encumbrances, except for (i) non-exclusive licenses granted pursuant to the Contracts listed in Part 2.9(c) of the Company Disclosure Schedule, (ii) the rights of UFRFI as joint owner as described above and (iii) Permitted Encumbrances of the type set forth in clause (v) of the definition thereof. Without limiting the generality of the foregoing:

(i) Except as set forth in item 3 of Part 2.9(e) of the Company Disclosure Schedule, all documents and instruments necessary to perfect the rights of the Company and each Company Subsidiary in any material Company IP have been validly executed, delivered, and filed in a timely manner with the appropriate Governmental Body or are in the process of being validly executed, delivered and filed in a timely manner with the applicable Governmental Body.

(ii) Each Person who is or was an employee or contractor of the Company or any Company Subsidiary and who is or was involved in the creation or development of any Company IP has signed a valid, enforceable agreement containing an assignment of Intellectual Property Rights to the Company or a Company

Subsidiary and confidentiality provisions protecting the Company IP, except where the failure to have such an agreement or assignment would not individually or in the aggregate reasonably be expected to impair in any material respect the Company’s rights to any Company IP. No current or former stockholder, officer, director, employee, consultant or contractor of the Company or any Company Subsidiary has any claim, right (whether or not currently exercisable), or interest to or in any Company IP that has not been validly assigned to the Company or a Company Subsidiary, except for any claims, rights or interests where the failure to get such an assignment individually or in the aggregate would not reasonably be expected to impair in any material respect the Company’s rights to any Company IP. To the Knowledge of the Company, no employee of the Company or any Company Subsidiary is as of the date of this Agreement (a) bound by or otherwise subject to any Contract restricting him or her from performing his or her duties for the Company or any Company Subsidiary or (b) in breach of any Contract with any former employer or other Person concerning Intellectual Property Rights or confidentiality.

(iii) Except as set forth in item 1 of Part 2.9(e) of the Company Disclosure Schedule, no funding, facilities, or personnel of any Governmental Body were used, directly or indirectly, to develop or create, in whole or in part, any Company IP.

(iv) Except as set forth in item 4 of Part 2.9(e) of the Company Disclosure Schedule, the Company and each Company Subsidiary have taken reasonable steps to maintain the confidentiality of and otherwise protect and enforce their rights in all material respects in all proprietary information that the Company or the applicable Company Subsidiary holds, or purports to hold, as a trade secret.

(v) The Company and the Company Subsidiaries have not assigned or otherwise transferred ownership of, or agreed to assign or otherwise transfer ownership of, any material Intellectual Property Right to any other Person.

(vi) Neither the Company nor any Company Subsidiary is now or ever was a member or promoter of, or a contributor to, any industry standards body or similar organization that could require or obligate the Company or the applicable Company Subsidiary to grant or offer to any other Person any license or right to any Company IP.

(f) Except as set forth in Part 2.9(g) of the Company Disclosure Schedule, to the Company’s Knowledge, as of the date of this Agreement all Company issued patents, registered trademarks and registered copyrights are valid, subsisting, and enforceable. Without limiting the generality of the foregoing:

(i) To the Company’s Knowledge, as of the date of this Agreement, each U.S. patent application and U.S. patent in which the Company or any Company Subsidiary has or purports to have an ownership interest was filed within one year of the first printed publication, public use, or offer for sale by the Company or any Company Subsidiary of each invention claimed in the U.S. patent application or U.S. patent. Each foreign patent application and foreign patent in which the Company or any Company Subsidiary has or purports to have an ownership interest was filed or claims priority to a patent application filed prior to each invention claimed in the foreign patent application or foreign patent being first made available to the public by the Company or any Company Subsidiary.

(ii) To the Company’s Knowledge, as of the date of this Agreement, no trademark (whether registered or unregistered) or trade name owned, used, or applied for by the Company or any Company Subsidiary conflicts or interferes with any trademark (whether registered or unregistered) or trade name owned, used, or applied for by any other Person.

(iii) Except as set forth in Part 2.9(f) of the Company Disclosure Schedule, to the Company’s Knowledge, as of the date of this Agreement, each item of Company IP that is Registered IP and is listed in Parts 2.9(a) and (b) of the Company Disclosure Schedule is and at all times has been in compliance in all material respects with all Legal Requirements and all filings, payments, and other actions required to be made or taken to maintain such item of Company IP in full force and effect have been made by the applicable deadline. To the Company’s Knowledge, as of the date of the Agreement, no application for a patent or a copyright, mask work, or trademark registration or any other type of Registered IP filed by or on behalf of the Company or any Company Subsidiary and listed in Parts 2.9(a) and (b) of the Company Disclosure Schedule has been abandoned or allowed to lapse, or has been rejected and the Company has determined not to continue to pursue such application for patent.

(g) Except for routine patent examination and except as set forth in Part 2.9(g) of the Company Disclosure Schedule, no interference, opposition, reissue, reexamination, or other proceeding is pending or, to the Company’s Knowledge, as of the date of this Agreement, threatened, in which the scope, validity, or enforceability of any Company IP is being, has been, or would reasonably be expected to be contested or challenged. Except as set forth in Part 2.9(g) of the Company Disclosure Schedule, to the Company’s Knowledge, as of the date of this Agreement, there is no reasonable basis for a claim that any Company IP is invalid or unenforceable.

(h) Except as set forth in Part 2.9(h) of the Company Disclosure Schedule, to the Company’s Knowledge, as of the date of this Agreement no Person has infringed, misappropriated, or otherwise violated in any material respect, and no Person is currently infringing, misappropriating, or otherwise violating in any material respect, any Company IP. Part 2.9(h) of the Company Disclosure Schedule accurately identifies (and the Company has provided to the Parent a complete and accurate copy of) each letter or other written or electronic communication or correspondence that has been sent or otherwise delivered in the last five years by or to the Company or any Company Subsidiary or any Representative of the Company or any Company Subsidiary regarding any actual, alleged, or suspected infringement or misappropriation of any Company IP, and provides a brief description of the current status of the matter referred to in such letter, communication, or correspondence.

(i) Except as set forth in Part 2.9(i) of the Company Disclosure Schedule, neither the execution, delivery, or performance of this Agreement (or any of the Related Agreements) nor the consummation of any of the transactions contemplated by this Agreement (or any of the Related Agreements) will, with or without notice or lapse of time, result in, or give any other Person the right or option to cause or declare, (a) a loss of, or Encumbrance on, any material Company IP; (b) a breach by the Company or any Company Subsidiary of any material provision of any license agreement listed or required to be listed in Part 2.9(b) of the Company Disclosure Schedule; (c) the release, disclosure, or delivery of any material Company IP by or to any escrow agent or other Person; or (d) the grant, assignment, or transfer to any other Person of any license or other right or interest under, to, or in any of the material Company IP.

(j) To the Company’s Knowledge, as of the date of this Agreement, the Company and the Company Subsidiaries have never knowingly infringed (directly, contributorily, by inducement, or otherwise), misappropriated, or otherwise violated any valid and enforceable Intellectual Property Right of any other Person. Without limiting the generality of the foregoing:

(i) To the Company’s Knowledge, as of the date of this Agreement, no Legal Proceeding alleging infringement, misappropriation, or a similar claim is pending or, to the Company’s Knowledge, threatened against the Company or any Company Subsidiary or against any other Person who may be entitled to be indemnified, defended, held harmless, or reimbursed by the Company or any Company Subsidiary with respect to such claim or Legal Proceeding. Since March 1, 2002, to the Company’s Knowledge the Company and the Company Subsidiaries have never received any letter or other written or electronic communication or correspondence relating to any actual, alleged, or suspected infringement, misappropriation, or violation of any Intellectual Property Rights of another Person.

(ii) Except as set forth in Part 2.9(j) of the Company Disclosure Schedule, neither the Company nor any Company Subsidiary is bound by any Contract to indemnify, defend, hold harmless, or reimburse any other Person with respect to any intellectual property infringement, misappropriation, or similar claim. The Company and the Company Subsidiaries have never assumed, or agreed to discharge or otherwise take responsibility for, any existing or potential liability of another Person for infringement, misappropriation, or violation of any Intellectual Property Right.

(k) As of the date of this Agreement, to the Company’s Knowledge, no Legal Proceeding involving any Intellectual Property or Intellectual Property Right licensed to the Company or any Company Subsidiary pursuant to that certain Amended and Restated License Agreement, by and between the Company and the University of Florida Research Foundation, Inc., dated October 26, 1995, is pending.

2.10 Contracts.

(a) Part 2.10(a) of the Company Disclosure Schedule identifies each of the following Company Contracts in existence as of the date of this Agreement, but excluding in all cases any Company Contract that has no remaining payment obligations or material performance obligations by any party thereto:

(i) each Company Contract relating to the employment of, or the performance of services by, any Person, including any employee, consultant or independent contractor, excluding Company Contracts with independent contractors providing for payments of less than $50,000 or which can be terminated by the Company on less than 60 days notice without penalty;

(ii) each Company Contract relating to the acquisition, transfer, use, development, sharing or license of any technology or any Intellectual Property or Intellectual Property Rights, except any software license for commercially available “off the shelf” software;

(iii) each Company Contract imposing any restriction on the Company’s or any Company Subsidiary’s right or ability (A) to compete with any other Person, (B) to acquire any product or other asset or any services from any other Person, to sell any product or other asset to, or perform any services for, any other Person or to transact business or deal in any other manner with any other Person, or (C) develop or distribute any technology;

(iv) each Company Contract creating or involving any agency relationship, distribution arrangement or franchise relationship;

(v) each Company Contract relating to the acquisition, issuance or transfer of any securities, other than stock option agreements or stock purchase agreements relating to Company Options;

(vi) each Company Contract relating to the creation of any Encumbrance with respect to any asset of the Company or any Company Subsidiary (A) in connection with any equipment financing or debt financing arrangement or (B) having a value in excess of $25,000;

(vii) each Company Contract involving or incorporating any guaranty, any pledge, any performance or completion bond, any indemnity or any surety arrangement;

(viii) each Company Contract creating or relating to any collaboration or joint venture or any sharing of technology, revenues, profits, losses, costs or liabilities;

(ix) each Company Contract relating to the purchase or sale of any product or other asset by or to, or the performance of any services by or for, any Related Party (as defined in Section 2.18);

(x) each Company Contract relating to indebtedness for borrowed money;

(xi) each Company Contract related to the acquisition from another Person or disposition by the Company or any Company Subsidiary of assets with a purchase price or involving any other exchange of consideration having a value in excess of $50,000;

(xii) any other Company Contract that involves payments or other exchange of consideration having a value in excess of $50,000, has a term of more than 60 days, and that may not be terminated by the Company or any Company Subsidiary (without penalty) within 60 days after the delivery of a termination notice by the Company or the applicable Company Subsidiary;

(xiii) any other Company Contract that contemplates or involves (A) the payment or delivery of cash or other consideration in an amount or having a value in excess of $50,000 in the aggregate, or (B) the purchase or sale of any product, or performance of services by or to the Company or any Company Subsidiary having a value in excess of $50,000 in the aggregate; and

(xiv) each Company Contract constituting a commitment of any Person to purchase products (including products in development) of the Company or any Company Subsidiary.

(b) The Company has delivered or made available to Parent accurate and complete copies of all written Company Contracts required to be identified pursuant to paragraph (a) above (the “Material Company Contracts”), including all amendments thereto. There are no Material Company Contracts that are not in written form. Each Material Company Contract is valid and in full force and effect in all material respects, to the Knowledge of the Company is enforceable by the Company or the applicable Company Subsidiary in accordance with its terms in all material respects, and after the Effective Time will continue to be legal, valid, binding and enforceable in all material respects on identical terms, in each case subject to (i) applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general enforcement of creditors’ rights and (ii) applicable rules of law governing specific performance, injunctive relief and other equitable remedies. The consummation of the transactions contemplated hereby shall not result in any payment or payments becoming due from the Company or any Company Subsidiary, the Surviving Corporation or Parent to any Person under any Material Company Contract or give any Person the right to terminate or alter the provisions of any Material Company Contract.

(c) Neither the Company nor any Company Subsidiary has materially violated or breached, or committed any material default under, any Material Company Contract, and, to the Knowledge of the Company as of the date of this Agreement, no other Person has materially violated or breached, or committed any material default under, any Material Company Contract.

(d) As of the date of this Agreement no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) has resulted or would reasonably be expected to, (i) result in a violation or breach of any of the provisions of any Material Company Contract by the Company or any Company Subsidiary or, to the Knowledge of the Company as of the date of this Agreement, by any other Person, (ii) to the Knowledge of the Company as of the date of this Agreement, give the Company or any Company Subsidiary, or give any other Person, the right to declare a default or exercise any remedy under any Material Company Contract, (iii) to the Knowledge of the Company as of the date of this Agreement, give the Company or any Company Subsidiary, or give any other Person, the right to accelerate the maturity or performance of any Material Company Contract, or (iv) to the Knowledge of the Company as of the date of this Agreement, give the Company or any Company Subsidiary, or give any other Person, the right to cancel, terminate or modify any Material Company Contract, except for any of the foregoing that would not individually or in the aggregate reasonably be expected to result in a Material Adverse Effect on the Company.

(e) As of the date of this Agreement, neither the Company nor any Company Subsidiary has received any written notice or other written, or, to the Knowledge of the Company, other communication regarding any actual or possible violation or breach of, or default under, any Material Company Contract.

(f) As of the date of this Agreement, neither the Company nor any Company Subsidiary has waived any of its material rights under any Material Company Contract.

(g) As of the date of this Agreement, no Person has a right pursuant to the terms of any Material Company Contract to renegotiate any amount paid or payable to the Company or any Company Subsidiary under any Material Company Contract or any other material term or provision of any Material Company Contract.

(h) Part 2.10(h) of the Company Disclosure Schedule provides an accurate and complete list of all Consents required under any Material Company Contract to consummate the Merger and the other transactions contemplated by this Agreement.

2.11 Liabilities. As of the date of this Agreement, neither the Company nor any Company Subsidiary has any accrued, contingent or other liabilities of any nature that under GAAP would be required to be reflected in a consolidated balance sheet of the Company prepared as of the date of this Agreement except for: (i) liabilities identified as such in the “liabilities” column of the Balance Sheet; (ii) accounts payable or accrued salaries that have been incurred by the Company or any Company Subsidiary since the Balance Sheet Date in the ordinary course of business and consistent with the Company’s or the applicable Company Subsidiary’s past practices; (iii) liabilities under the Material Company Contracts listed in Part 2.10(a) of the Company Disclosure Schedule or under any other Contract listed in any part of the Company Disclosure Schedule, to the extent the nature and magnitude of such liabilities can be specifically ascertained by reference to the text of such Company Contracts; (iv) liabilities which have arisen since the Balance Sheet Date and, individually or in the aggregate, are not material to the Company and the Company Subsidiaries taken as a whole and that were incurred in the ordinary course of business; and (v) the liabilities identified in Part 2.11 of the Company Disclosure Schedule.

2.12 Compliance with Legal Requirements. The Company and each Company Subsidiary is, and has at all times been, in compliance with all applicable Legal Requirements, except for any non-compliance that individually or in the aggregate would not reasonably be expected to have a Material Adverse Effect on the Company. Neither the Company nor any Company Subsidiary has received, at any time since January 1, 2002, any written notice or other written, or, to the Knowledge of the Company, other communication from any Governmental Body or any other Person regarding any actual, alleged, possible or potential violation of, or failure to comply with, any Legal Requirement.

2.13 Governmental Authorizations. Part 2.13 of the Company Disclosure Schedule identifies each material Governmental Authorization held by the Company or any Company Subsidiary as of the date of this Agreement, and the Company has delivered or made available to Parent accurate and complete copies of all Governmental Authorizations identified in Part 2.13 of the Company Disclosure Schedule. The Governmental Authorizations identified in Part 2.13 of the Company Disclosure Schedule are valid and in full force and effect in all material respects, and collectively constitute all Governmental Authorizations necessary as of the date of this Agreement to enable the Company and the Company Subsidiaries to conduct their businesses in the manner in which their businesses are currently being conducted. The Company and each Company Subsidiary is in compliance in all material respects with the terms and requirements of the respective Governmental Authorizations identified in Part 2.13 of the Company Disclosure Schedule. Neither the Company nor any Company Subsidiary has received since January 1, 2002 any written notice or other written communication from any Governmental Body regarding (a) any actual or possible violation of or failure to comply with any term or requirement of any Governmental Authorization, or (b) any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any Governmental Authorization.

2.14 Tax Matters.

(a) All Tax Returns required to have been filed (taking into account any extensions) by or on behalf of the Company or any Company Subsidiary with any Governmental Body with respect to any taxable period ending on or before the Closing Date (the “Company Returns”) (i) have been timely filed, and (ii) have been accurately and completely prepared in all material respects in compliance with all applicable Legal Requirements. All amounts shown on the Company Returns to be due on or before the Closing Date have been or will be paid on or before the Closing Date. The Company has delivered or made available to Parent accurate and complete copies of all Company Returns which have been filed since January 1, 2003.

(b) The Company Financial Statements accrue all actual and contingent liabilities for unpaid Taxes with respect to all periods through the dates thereof in accordance with GAAP. The Company shall establish, in the ordinary course of business and consistent with its past practices, reserves adequate for the payment of all unpaid Taxes by the Company or any Company Subsidiary for the period from the date of the Balance Sheet through the Closing Date.

(c) As of the date of this Agreement, no Company Return relating to income Taxes has ever been examined or audited by any Governmental Body, and there are no current examinations or audits of any Company Return in progress (in each case excluding, for this purpose, desk audits of which the Company has no

Knowledge). The Company has delivered or made available to Parent accurate and complete copies of all audit reports and similar documents (to which the Company or any Company Subsidiary has access) relating to the Company Returns which have been requested by Parent. As of the date of this Agreement, no extension or waiver of the limitation period applicable to any of the Company Returns has been granted (by the Company or any Company Subsidiary) and is currently in effect.

(d) As of the date of this Agreement, no Legal Proceeding involving the Internal Revenue Service is pending (excluding, for purposes of this representation, any pending desk audit of which the Company has no Knowledge) or, to the Company’s Knowledge, has been threatened against or with respect to the Company or any Company Subsidiary in respect of any Tax. There are no unsatisfied liabilities for Taxes with respect to any notice of deficiency or similar document received by the Company or any Company Subsidiary with respect to any Tax. There are no liens for Taxes upon any of the assets of the Company or any Company Subsidiary except liens for current Taxes not yet due and payable. The Company has not been, and the Company will not be, required to include any adjustment in taxable income for any tax period (or portion thereof) after the Closing pursuant to Section 481 of the Code or any comparable provision under state or foreign Tax laws as a result of changes in accounting methods employed prior to the Closing.

(e) Except as set forth in Part 2.14(e) of the Company Disclosure Schedule, there is no agreement, plan, arrangement or other Contract covering any employee or independent contractor or former employee or independent contractor of the Company or any Company Subsidiary that, considered individually or considered collectively with any other such Contracts, will, or could reasonably be expected to, give rise directly or indirectly to the payment of any amount that would not be deductible pursuant to Section 280G of the Code. Neither the Company nor any Company Subsidiary is a party to any Contract that would require, nor does the Company or any Company Subsidiary have any obligation (current or contingent), to compensate any individual for excise taxes paid pursuant to Section 4999 of the Code.

(f) Neither the Company nor any Company Subsidiary has (i) ever been a member of an affiliated group (within the meaning of Section 1504(a) of the Code) filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company), (ii) any liability for the Taxes of any Person (other than the Company or a Company Subsidiary) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or foreign law), as a transferee or successor, or otherwise and (iii) ever been a party to any joint venture, collaboration, partnership or other agreement treated as a partnership for Tax purposes. Neither the Company nor any Company Subsidiary is currently or has ever been a party to or bound by any tax indemnity agreement, tax-sharing agreement, tax allocation agreement or similar Contract other than (i) Contracts listed in any part of the Company Disclosure Schedule, or (ii) Contracts entered into with customers, vendors, and other third parties the principal purpose of which was not to address Tax matters.

(g) The Company has not been either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (y) in the two years prior to the date of this Agreement or (z) which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Merger.

(h) The Company has made available to Parent all documentation relating to any currently applicable Tax holidays or incentives. The Company and the Company Subsidiaries are in compliance with the requirements for any currently applicable Tax holidays or incentives and none of those Tax holidays or incentives will be adversely affected by the transaction contemplated in this Agreement.

(i) The Company and each Company Subsidiary has reported, withheld and paid all material Taxes required to have been reported, withheld and paid in connection with any amounts paid or owing by it to any officer, employee, independent contractor, creditor, stockholder or other third party, and has timely filed all related withholding Tax Returns.

Except as expressly set forth in Section 2.15, this Section 2.14 constitutes all of the Company’s representations and warranties concerning Taxes, and no other representation or warranty set forth in this Section 2 shall be construed to apply to any matter relating to Taxes.

2.15 Employee and Labor Matters; Benefit Plans.

(a) Part 2.15(a) of the Company Disclosure Schedule accurately sets forth as of the date of this Agreement, with respect to each employee of the Company or any Company Subsidiary (including any employee of the Company or any Company Subsidiary who is on a leave of absence):

(i) the name of such employee and the date as of which such employee was originally hired by the Company or any Company Subsidiary;

(ii) such employee’s title;

(iii) the aggregate dollar amount of the cash compensation (including wages, salary, commissions, director’s fees, fringe benefits, bonuses, profit-sharing payments, incentive compensation and other payments of any type, other than de minimus amounts) received by such employee from the Company or any Company Subsidiary with respect to services performed in 2006;

(iv) such employee’s annualized compensation as of the date of this Agreement;

(v) to the Knowledge of the Company, any Governmental Authorization that is held by such employee and that relates to or is useful in connection with the Company’s business or any Company Subsidiary’s business; and

(vi) such employee’s citizenship status (whether such employee is a U.S. citizen or otherwise) and, with respect to non-U.S. citizens, identifies the visa or other similar permit under which such employee is working for the Company or any Company Subsidiary and the dates of issuance and expiration of such visa or other permit.

(b) Part 2.15(b) of the Company Disclosure Schedule accurately identifies as of the date of this Agreement each former employee of the Company or any Company Subsidiary who is receiving or is scheduled to receive (or whose spouse or other dependent is receiving or is scheduled to receive) any benefits (from the Company or any Company Subsidiary) relating to such former employee’s employment with the Company or any Company Subsidiary; and Part 2.15(b) of the Company Disclosure Schedule accurately describes such benefits.

(c) To the Knowledge of the Company, the employment of the Company’s and each Company Subsidiary’s employees is terminable by the Company or the applicable Company Subsidiary at will. The Company has delivered or made available to Parent accurate and complete copies of all employee manuals and handbooks that are currently in effect and written Company policy statements relating to the employment of the current and former employees of the Company or any Company Subsidiary.

(d) To the Knowledge of the Company, as of the date of this Agreement, no employee of the Company or any Company Subsidiary is a party to or is bound by any confidentiality agreement, noncompetition agreement or other Contract (with any Person) that would reasonably be expected to have an adverse effect on: (A) the performance by such employee of any of his duties or responsibilities as an employee of the Company or the applicable Company Subsidiary; or (B) the Company’s or any Company Subsidiary’s business or operations.

(e) As of the date of this Agreement, neither the Company nor any Company Subsidiary uses the services or employs any independent contractors.

(f) Neither the Company nor any Company Subsidiary is a party to or bound by, and neither the Company nor any Company Subsidiary has ever been a party to or bound by any union contract, collective bargaining agreement or similar Contract.

(g) Neither the Company nor any Company Subsidiary is engaged, and neither the Company nor any Company Subsidiary has ever been engaged, in any unfair labor practice. There has never been any slowdown,

work stoppage, labor dispute or union organizing activity affecting the Company or any Company Subsidiary. As of the date of this Agreement, no event has occurred, and no condition or circumstance exists, that would reasonably be expected to give rise to the commencement of any such slowdown, work stoppage, labor dispute or union organizing activity or any similar activity or dispute. As of the date of this Agreement, there are no actions, suits, claims, labor disputes or grievances pending or, to the Knowledge of the Company, threatened relating to any labor, safety or discrimination matters involving any employee of the Company or any Company Subsidiary, including, without limitation, charges of unfair labor practices or discrimination complaints. As of the date of this Agreement, the Company and each Company Subsidiary has good labor relations

(h) As of the date of this Agreement, there are no, and at no time since July 1, 2005 have been, any independent contractors who have provided services to the Company or any Company Subsidiary for a period of six consecutive months or longer. Neither the Company nor any Company Subsidiary has had, since July 1, 2005, any temporary or leased employees.

(i) Part 2.15(i) of the Company Disclosure Schedule identifies as of the date of this Agreement each salary, bonus, deferred compensation, incentive compensation, stock purchase, stock option, severance pay, termination pay, hospitalization, medical, life or other insurance, supplemental unemployment benefits, profit-sharing, pension or retirement plan, program or agreement (collectively, the “Plans”) sponsored, maintained, contributed to or required to be contributed to by the Company or any Company Subsidiary for the benefit of any employee of the Company or any Company Subsidiary. As of the date of this Agreement, neither the Company nor any Company Subsidiary intends or has committed to establish or enter into any new Plan, or to modify any Plan.

(j) The Company has delivered or made available to Parent: (i) correct and complete copies of all documents setting forth the terms of each Plan, including all amendments thereto and all related trust documents; (ii) the most recent annual reports (Form Series 5500 and all schedules and financial statements attached thereto), if any, required under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) or the Code in connection with each Plan; (iii) if the Plan is subject to the minimum funding standards of Section 302 of ERISA, the most recent annual and periodic accounting of Plan assets; (iv) the most recent summary plan description together with the summaries of material modifications thereto, if any, required under ERISA with respect to each Plan; (v) all material written Contracts relating to the operation of each Plan, including administrative service agreements and group insurance contracts; (vi) all 401(k) and (m) discrimination tests results, if applicable for each Plan intended to be qualified under Section 401(a) of the Code for the most recent plan year; and (xi) the most recent Internal Revenue Service determination or opinion letter issued with respect to each Plan intended to be qualified under Section 401(a) of the Code.

(k) The Company and each Company Subsidiary has performed all obligations required to be performed by it under each Plan and is not in default under or violation of, and the Company has no Knowledge of any default under or violation by any other party of, the terms of any Plan, except for any non-performance, defaults or violations that individually or in the aggregate would not reasonably be expected to have a Material Adverse Effect on the Company. Each Plan has been established and maintained substantially in accordance with its terms and in substantial compliance with all applicable Legal Requirements, including ERISA and the Code. Any Plan intended to be qualified under Section 401(a) of the Code has obtained a favorable determination letter (or opinion letter, if applicable) as to its qualified status under the Code or has applied for a determination letter or has remaining a period of time under applicable Treasury regulations or Internal Revenue Service pronouncements in which to apply for such a letter and make any amendments necessary to obtain a favorable determination as to the qualified status of that Plan. No “prohibited transaction,” within the meaning of Section 4975 of the Code or Sections 406 and 407 of ERISA, and not otherwise exempt under Section 408 of ERISA, in respect of which the Company or Company Subsidiary could have any material liability has occurred with respect to any Plan. As of the date of this Agreement, there are no claims or Legal Proceedings pending, or, to the Knowledge of the Company, threatened (other than routine claims for benefits), against any Plan or against the assets of any Plan. The terms of each Plan (other than any Plan to be terminated prior to the Closing in accordance with this Agreement) permit the Plan to be amended, terminated or otherwise discontinued after the

Closing in accordance with its terms, without liability to Parent, the Company, any Company Subsidiary or the Surviving Corporation (other than ordinary administration expenses). As of the date of this Agreement, there are no audits, inquiries or Legal Proceedings pending or, to the Knowledge of the Company, threatened by any Governmental Body with respect to any Plan. As of the date of this Agreement, the Company and each Company Subsidiary have made all material contributions and other payments required by and due under the terms of each Plan.

(l) No Plan is: (i) employee benefit pension plan (as defined in Section 3(2) of ERISA) (“Pension Plan”) subject to Title IV of ERISA; or (ii) “multiemployer plan” within the meaning of Section (3)(37) of ERISA. None of the Company or any Company Subsidiary has any outstanding liability in respect of any Pension Plan or multiemployer plan (as defined above), including by reason of being or having been part of an affiliated group of corporations, a group of trades or businesses under common control, or an affiliated service group, in each case within the meaning of the applicable subsection of Section 414 of the Code. Neither the Company nor any Company Subsidiary has ever maintained, established, sponsored, participated in or contributed to, any Pension Plan in which stock of the Company or any Company Subsidiary is or was held as a plan asset.

(m) No Plan provides (except at no cost to the Company or any Company Subsidiary), or represents any liability of the Company or any Company Subsidiary to provide, retiree life insurance, retiree health benefits or other retiree employee welfare benefits to any Person for any reason, except as may be required by COBRA or other applicable Legal Requirements. Other than commitments made that involve no material future costs to the Company or any Company Subsidiary, neither the Company nor any Company Subsidiary has ever represented, promised or contracted (whether in oral or written form) to any employee of the Company or any Company Subsidiary (either individually or to employees of the Company or any Company Subsidiary as a group) or any other Person that such employee(s) or other Person would be provided with retiree life insurance, retiree health benefits or other retiree employee welfare benefits, except to the extent required by applicable Legal Requirements.

(n) Except as set forth in Part 2.15(n) of the Company Disclosure Schedule, neither the execution of this Agreement nor the consummation of the transactions contemplated hereby will constitute an event under any Plan, Company Contract, trust or loan that (with or without notice or lapse of time) will or would reasonably be expected to result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any employees of the Company or any Company Subsidiary.

(o) The Company and the Company Subsidiaries: (i) are, and at all times have been, in compliance with all applicable Legal Requirements respecting employment, employment practices, terms and conditions of employment and wages and hours, in each case, with respect to their employees, including the health care continuation requirements of COBRA, the requirements of FMLA, the requirements of HIPAA and any similar provisions of state law, except for any non-compliance that individually or in the aggregate would not reasonably be expected to have a Material Adverse Effect on the Company; (ii) have withheld and reported all material amounts required by applicable Legal Requirements or by Contract to be withheld and reported with respect to wages, salaries and other payments to their employees; (iii) are not liable for any arrears of material wages or any material Taxes or any material penalty for failure to comply with the Legal Requirements applicable to the foregoing; and (iv) are not liable for any material payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Body with respect to unemployment compensation benefits, social security or other benefits or obligations for their employees (other than routine payments to be made in the normal course of business and consistent with past practice). As of the date of this Agreement, there are no pending or, to the Knowledge of the Company, threatened claims or Legal Proceedings against the Company or any Company Subsidiary under any worker’s compensation policy or long-term disability policy.

(p) To the Knowledge of the Company, as of the date of this Agreement no officer or employee of the Company or any Company Subsidiary is subject to any injunction, writ, judgment, decree, or order of any court or other Governmental Body that would interfere in any material respect with such employee’s efforts to promote the interests of the Company or any Company Subsidiary, or that would interfere with the business of the Company or any Company Subsidiary.

(q) Since December 31, 2004, each Plan, program, arrangement or agreement of the Company which constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been operated and maintained in accordance with a good faith, reasonable interpretation of Section 409A of the Code and its purpose, as determined under applicable guidance of the Department of Treasury and Internal Revenue Service, with respect to amounts deferred (within the meaning of Section 409A of the Code) after December 31, 2004. Except to the extent it may be applicable to any option agreement, restricted stock purchase or restricted stock award agreement, or employment offer letter agreement listed in any part of the Company Disclosure Schedule, any such Plan, program, arrangement or agreement operated or maintained by the Company at any time since December 31, 2004 is set forth in Part 2.15(q) of the Company Disclosure Schedule.

2.16 Environmental Matters.

(a) To the Company’s knowledge, the Company and the Company Subsidiaries: (i) are and have been in compliance in all material respects with, and have not been and are not in material violation of or subject to any material liability under, any applicable Environmental Requirements (as defined in Section 2.16(f)); and (ii) possess all Environmental Authorizations (as defined in Section 2.16(f)), and are in material compliance with the terms and conditions thereof.

(b) As of the date of this Agreement, neither the Company nor any Company Subsidiary has received any notice or other communication (in writing or, to the Company’s Knowledge, otherwise), whether from a Governmental Body, citizens group, Company or Company Subsidiary employee or otherwise, that alleges that the Company or any Company Subsidiary is not in compliance with any Environmental Requirement or Environmental Authorization.

(c) To the Knowledge of the Company and except as it relates too any office space currently or formerly leased by the Company or any Company Subsidiary in a multi-tenant facility: (i) all property that is leased to or controlled by the Company or any Company Subsidiary, and all surface water, groundwater and soil associated with such property, is free of any Materials of Environmental Concern (as defined in Section 2.16(f)) that have been Released by the Company or any Company Subsidiary that would reasonably be expected to have a Material Adverse Effect on the Company; (ii) none of the property that is currently leased to or controlled by the Company or any Company Subsidiary contains any underground storage tanks used for the storage of Materials of Environmental Concern (as defined in Section 2.16(f), asbestos, equipment using PCBs or underground injection wells; and (iii) none of the property that is currently leased to or controlled by the Company or any Company Subsidiary contains any septic tanks in which process wastewater or any Materials of Environmental Concern have been Released (as defined in Section 2.16(f)).

(d) Neither the Company nor any Company Subsidiary has ever caused a material Release of any Materials of Environmental Concern, except in compliance in all material respects with all applicable Environmental Requirements.

(e) To the Company’s Knowledge, neither the Company nor any Company Subsidiary has ever sent or transported, or arranged to send or transport, any Materials of Environmental Concern to a site that, pursuant to any applicable Environmental Requirement: (i) has been placed on the “National Priorities List” of hazardous waste sites or any similar state list; (ii) is otherwise designated or identified as a potential site for remediation, cleanup, closure or other environmental remedial activity; or (iii) is subject to a Legal Requirement to take “removal” or “remedial” action as detailed in any applicable Environmental Requirement or to make payment for the cost of cleaning up any site.

(f) For purposes of this Section 2.16: (i) “Environmental Requirement” means any federal, state, local or foreign Legal Requirement, order, writ, injunction, directive, authorization, judgment, decree, grant or other governmental restriction and requirement, whether judicial or administrative, relating to pollution or protection of human health and safety from Materials of Environmental Concern, natural resources or the environment

(including ambient air, surface water, ground water, land surface or subsurface strata), including any Legal Requirement relating to emissions, discharges, releases or threatened releases of Materials of Environmental Concern, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Materials of Environmental Concern; (ii) “Environmental Authorization” means any material Governmental Authorization required under applicable Environmental Requirements for the conduct of the business or operations of the Company or any Company Subsidiary; (iii) “Materials of Environmental Concern” include chemicals, pollutants, contaminants, wastes, toxic substances, petroleum and petroleum products and any other hazardous or toxic substance regulated by any Environmental Requirement or that is otherwise hazardous to health, reproduction or the environment; and (iv) “Release” means any spilling, leaking, emitting, discharging, depositing, escaping, leaching, dumping or other releasing into the environment, whether intentional or unintentional.

(g) This Section 2.16 constitutes all of the Company’s representations and warranties with respect to environmental matters, and no other representations or warranties in this Agreement will be construed to apply to any matter under or relating to any Environmental Requirement, Environmental Authorization or Materials of Environmental Concern.

2.17 Insurance. Part 2.17 of the Company Disclosure Schedule identifies all insurance policies maintained as of the date of this Agreement by, at the expense of or for the benefit of the Company or any Company Subsidiary and identifies any material claims made thereunder in the past three years, and the Company has delivered or made available to Parent accurate and complete copies of the insurance policies identified on Part 2.17 of the Company Disclosure Schedule. As of the date of this Agreement, each of the insurance policies identified in Part 2.17 of the Company Disclosure Schedule is in full force and effect in all material respects. As of the date of this Agreement, neither the Company nor any Company Subsidiary has received any written notice or other written, or, to the Knowledge of the Company, other communication regarding any actual or possible (a) cancellation or invalidation of any insurance policy, (b) refusal of any coverage or rejection of any claim under any insurance policy, or (c) material adjustment in the amount of the premiums payable with respect to any insurance policy.

2.18 Related Party Transactions. (a) No Related Party has, and no Related Party has at any time since March 1, 2002, had, any direct or indirect interest in any material asset used in the business of the Company or any Company Subsidiary; (b) no Related Party is, and no Related Party has at any time since March 1, 2002 been, indebted to the Company or any Company Subsidiary; (c) since March 1, 2002, no Related Party has entered into, or has had any direct or indirect financial interest in, any Company Contract, transaction or business dealing involving the Company or any Company Subsidiary (other than as a result of such Related Party’s status as a stockholder of a publicly-traded corporation); (d) to the Knowledge of the Company, as of the date of this Agreement no Related Party is competing directly or indirectly with the Company or any Company Subsidiary (other than as a result of such Related Party’s status as a stockholder of a publicly-traded corporation); and (e) to the Knowledge of the Company, as of the date of this Agreement no Related Party has any claim or right against the Company or any Company Subsidiary (other than rights under Company Options, Company Warrants, Bridge Warrants and capital stock of the Company and rights to receive compensation for services performed as an employee of the Company or any Company Subsidiary and rights under any other Contract listed in any section of the Company Disclosure Schedule). (For purposes of this Section 2.18 each of the following shall be deemed to be a “Related Party”: (i) each of the Company’s stockholders owning more than 5% of the Company’s outstanding Common Stock on a fully diluted basis; (ii) each individual who is, or who has at any since March 1, 2002 been, an officer or director of the Company or any Company Subsidiary; (iii) each member of the immediate family of each of the individuals referred to in clause (i) and (ii) above; and (iv) any trust or other Entity (other than the Company) in which any one of the Persons referred to in clauses (i), (ii) or (iii) above holds (or in which more than one of such Persons collectively hold), beneficially or otherwise, a material voting, proprietary, equity or other financial interest.

2.19 Legal Proceedings; Orders.

(a) Except as set forth on Part 2.19 of the Company Disclosure Schedule, there is no pending Legal Proceeding, and to the Company’s Knowledge, no Person has since January 1, 2002 threatened to commence any Legal Proceeding: (i) that involves the Company or any Company Subsidiary or any of the assets owned, used or controlled by the Company or any Company Subsidiary or any Person whose liability the Company or any Company Subsidiary has or could reasonably be expected to have retained or assumed, either contractually or by operation of law; or (ii) that challenges, or that would reasonably be expected to have the effect of preventing, delaying, making illegal or otherwise interfering with, the Merger or any of the other transactions contemplated by this Agreement or any of the Related Agreements.

(b) As of the date of this Agreement, there is no Order to which the Company or any Company Subsidiary, or any of the material assets owned or used by the Company or any Company Subsidiary, is subject. To the Company’s Knowledge, none of the Company’s stockholders is subject to any Order that relates to the Company’s or any Company Subsidiary’s business or to any assets owned or used by the Company or any Company Subsidiary.

2.20 Authority; Binding Nature of Agreement.

(a) Subject to obtaining the requisite approval of the Company’s stockholders in accordance with the DGCL and the filing and recording of the Certificate of Merger pursuant to the DGCL, the Company has the corporate power and authority to enter into and to perform its obligations under this Agreement and any Related Agreement to which it is a party, and the execution, delivery and performance by the Company of this Agreement and any Related Agreement to which it is a party have been duly authorized by all necessary action on the part of the Company and its board of directors. The consent of (a) a majority of the voting power represented by Company Common Stock and Company Preferred Stock, voting together as a single class, and (b) at least a majority of the outstanding Series A Preferred Stock and Series C Preferred Stock, voting together as a single class, are the only consents of the stockholders of the Company needed to approve the principal terms of this Agreement and approve the Merger and the transactions contemplated hereby (the “Required Company Stockholder Approval”). This Agreement and each Related Agreement to which the Company is a party has been duly executed and delivered by the Company, and assuming due authorization, execution and delivery by the other parties thereto, constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to (i) reorganization, moratorium or other laws of general enforcement of creditors’ rights, and (ii) applicable rules of law governing specific performance, injunctive relief and other equitable remedies.

2.21 Non-Contravention; Consents. Neither (a) the execution, delivery or performance of this Agreement or any of the Related Agreements, nor (b) the consummation of the Merger or any of the other transactions contemplated by this Agreement or any of the Related Agreements, will directly or indirectly (with or without notice or lapse of time):

(i) contravene, conflict with or result in a violation of any of the provisions of the charter or by-laws of the Company;

(ii) subject to obtaining the Consents and making the filings and giving the notices set forth in Part 2.21 of the Company Disclosure Schedule, contravene, conflict with or result in a violation of, or give any Governmental Body or other Person the right to challenge any of the transactions contemplated by this Agreement or any of the Related Agreements or to exercise any remedy or obtain any relief under, any Legal Requirement or any Order of any Governmental Body to which the Company or any Company Subsidiary, or any of the assets owned or used by the Company or any Company Subsidiary, is subject;

(iii) subject to obtaining the Consents and making the filings and giving the notices set forth in Part 2.21 of the Company Disclosure Schedule, contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any material Governmental Authorization that is held by the Company or any Company Subsidiary or that otherwise relates to the Company’s or any Company Subsidiary’s business or to any of the material assets owned or used by the Company or any Company Subsidiary;

(iv) contravene, conflict with or result in a violation or breach of, or result in a default under, in any material respect, any provision of any Material Company Contract, or give any Person the right to (A) declare a default or exercise any remedy under any such Material Company Contract, (B) accelerate the maturity or performance of any such Material Company Contract, or (C) cancel, terminate or modify any such Material Company Contract; or

(v) result in the imposition or creation of any Encumbrance upon or with respect to any asset owned or used by the Company or any Company Subsidiary (except for minor liens that will not, in any case or in the aggregate, materially detract from the value of the assets subject thereto or materially impair the operations of the Company or any Company Subsidiary).

Except for those filings, notices or Consents disclosed in Part 2.21 of the Company Disclosure Schedule, the Company and the Company Subsidiaries are not and will not be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with (y) the execution, delivery or performance of this Agreement or any of the Related Agreements, or (z) the consummation of the Merger or any of the other transactions contemplated by this Agreement or any of the Related Agreements, except for any filings, consents or notices that, if not made or obtained, would not impair or reasonably be expected to impair in any material respect the ability of the parties to consummate the transactions contemplated by this Agreement, or otherwise individually or in the aggregate would not reasonably be expected to have a Material Adverse Effect on the Company.

2.22 Company Action. The board of directors of the Company (at a meeting duly called and held in accordance with the Company Constituent Documents) has (a) unanimously determined that the Merger is advisable and in the best interests of the Company and its stockholders, and (b) unanimously recommended the approval of this Agreement and the Merger by the stockholders of the Company and directed that this Agreement and the Merger be submitted to the stockholders of the Company for approval.

2.23 Anti-Takeover Provisions. Each of the board of directors of the Company and the Company have taken all action necessary or required to render inapplicable to the Merger, this Agreement or any Related Agreement and the transactions contemplated herein or therein any anti-takeover provision in the Company Constituent Documents.

2.24 Finder’s Fee. No broker, finder or investment banker or other Person is entitled to any brokerage, finder’s, success or other fee or commission in connection with the Merger or any of the other transactions contemplated hereby based upon arrangements made by or on behalf of the Company or any Company Subsidiary.

2.25 Certain Payments. Neither the Company nor any Company Subsidiary, nor, to the Company’s Knowledge, any officer, employee, agent or other Person acting for or on behalf of the Company or any Company Subsidiary, has at any time, directly or indirectly:

(a) used any corporate funds (i) to make any unlawful political contribution or gift or for any other unlawful purpose relating to any political activity, (ii) to make any unlawful payment to any governmental official or employee, or (iii) to establish or maintain any unlawful or unrecorded fund or account of any nature;

(b) made any false or fictitious entry, or knowingly failed to make any entry that should have been made, in any of the books of account or other records of the Company or any Company Subsidiary;

(c) made any unlawful payment to any Person; or

(d) agreed, committed, offered or attempted to take any of the actions described in clauses “(a)” through “(c)” above.

2.26 Full Disclosure. The information supplied by the Company for inclusion in the Form S-4 Registration Statement and the Joint Proxy Statement/Prospectus forming a part thereof (including any consolidated financial statements of the Company) (the “Company Information”) will not, as of the date of the Form S-4 Registration Statement and the Joint Proxy Statement/Prospectus or as of the date of any amendments or supplements related thereto, (i) contain any statement that is inaccurate or misleading with respect to any material facts, or (ii) omit to state any material fact necessary in order to make such information, in the light of the circumstances under which such information will be provided, not false or misleading. The Company Information, as of the date of the Form S-4 Registration Statement and the Joint Proxy Statement/Prospectus or as of the date of any amendments or supplements thereto, will comply as to form in all material respects with the applicable requirements of the Securities Act and the rules and regulations thereunder.

3. REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB.

Except as set forth in this Agreement or on the Parent Disclosure Schedule or in the Parent SEC Documents, Parent and Merger Sub represent and warrant to the Company as set forth below. The Parent Disclosure Schedule shall be arranged in paragraphs corresponding to the numbered paragraphs in this Section 3. The disclosure in any section or subsection of the Parent Disclosure Schedule shall qualify other sections and subsections in this Section 3 only to the extent it is readily apparent that the disclosure contained in such section or subsection of the Parent Disclosure Schedule contains enough information regarding the subject matter of the other representations in this Section 3 as to qualify or otherwise apply to such other representations and warranties.

3.1 Due Organization; No Subsidiaries; Etc.

(a) Each of Parent and Merger Sub is duly organized, validly existing and in good standing under the laws of the State of Delaware and has all necessary corporate power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own and use its assets in the manner in which its assets are currently owned and used; and (iii) to perform its obligations under all Parent Contracts.

(b) Parent has not conducted any business under or otherwise used, for any purpose or in any jurisdiction, any fictitious name, assumed name, trade name or other name, other than the name “Diversa Corporation.”

(c) Parent, each Parent Subsidiary and Merger Sub are not and have not been required to be qualified, authorized, registered or licensed to do business as a foreign corporation in any jurisdiction other than the jurisdictions identified in Part 3.1(c) of the Parent Disclosure Schedule, except where the failure to be so qualified, authorized, registered or licensed would not reasonably be expected to have a Material Adverse Effect on Parent. Parent and Merger Sub and each of their respective Subsidiaries are each in good standing as a foreign corporation in each of the jurisdictions identified in Part 3.1(c) of the Parent Disclosure Schedule.

(d) As of the date of this Agreement, Parent has no Subsidiaries (other than Merger Sub) except for the Entities identified in Part 3.1(d) of the Parent Disclosure Schedule. As of the date of this Agreement, except for the equity interests identified in Part 3.1(d) of the Parent Disclosure Schedule, neither the Parent nor any Parent Subsidiary owns any equity interest in any Entity and neither the Parent nor any Parent Subsidiary has ever owned, beneficially or otherwise, any controlling equity interest in any Entity. As of the date of this Agreement, neither Parent nor any Parent Subsidiary has agreed or is obligated to make any future investment in or capital contribution to any Entity (other than a Parent Subsidiary). Neither Parent nor any Parent Subsidiary has guaranteed or is responsible or liable for any obligation of any of the Entities in which it owns or has owned any equity or other financial interest. Neither Parent nor any of its stockholders has ever approved, or commenced any proceeding contemplating, the dissolution or liquidation of Parent’s business or affairs.

3.2 Certificate of Incorporation and Bylaws; Records. Parent has delivered or otherwise made available to the Company accurate and complete copies of: (a) the certificate of incorporation and bylaws, including all amendments thereto, of each of Parent and each Parent Subsidiary, including Merger Sub; and (b) the minutes and other records of the meetings and other proceedings (including any actions taken by written consent or otherwise without a meeting) of the stockholders and the board of directors and all committees thereof of Parent and each Parent Subsidiary, including Merger Sub, since January 1, 2006 (the items described in (a) and (b) above, collectively, the “Parent Constituent Documents”). Since January 1, 2006 there have been no formal meetings or other proceedings of the stockholders or boards of directors or any committee thereof of Parent or any Parent Subsidiary, including Merger Sub, that are not reflected in the Parent Constituent Documents. The stock records and minute books of Parent and each Parent Subsidiary are accurate, up-to-date and complete in all material respects, and have been maintained in accordance in all material respects with applicable Legal Requirements and prudent business practices.

3.3 Capitalization, Etc.

(a) The authorized capital stock of Parent consists of: (i) 65,000,000 shares of Parent Common Stock and 5,000,000 shares of Preferred Stock (“Parent Preferred Stock”). As of January 26, 2007, (i) 48,237,147 shares of Parent Common Stock have been issued and are outstanding, (ii) 974,508 outstanding shares of Parent Common Stock are subject to risk of forfeiture and repurchase rights that lapse over time (“Parent Restricted Stock”), and (iii) no shares of Parent Preferred Stock have been issued and are outstanding. All outstanding shares of Parent Common Stock and Parent Warrants have been duly authorized and validly issued, and are fully paid and non-assessable. All outstanding shares of Parent Common Stock and all outstanding Parent Options and Parent Warrants have been issued and granted in compliance in all material respects with (y) all applicable securities laws and other applicable Legal Requirements, and (z) all requirements set forth in the Parent Constituent Documents and applicable Contracts. Part 3.3(a) of the Parent Disclosure Schedule provides an accurate and complete description of the terms of each repurchase option which is held by Parent and to which any of such shares of Parent Common Stock, including all Parent Restricted Stock, is subject and identifies the Contract underlying such right.

(b) As of January 26, 2007, Parent has reserved 8,475,607 shares of Parent Common Stock for issuance under its Parent Stock Option Plans (including 270,613 shares of Parent Common Stock reserved for issuance under Parent’s 1999 Employee Stock Purchase Plan) of which options to purchase 3,601,479 shares are outstanding as of January 26, 2007 (“Parent Options”). As of January 26, 2007, 1,293,211 shares of Parent Common Stock are reserved for future issuance pursuant to the Parent Warrants. As of the date of this Agreement, except for Parent Options granted pursuant to the Parent Stock Option Plans and rights thereunder, the Parent Warrants, Parent Restricted Stock and Parent’s 1999 Employee Stock Purchase Plan and rights thereunder, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of Parent; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of capital stock or other securities of Parent; (iii) Contract under which Parent or any of its Subsidiaries is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities of Parent or to repurchase, redeem or otherwise acquire any outstanding securities of Parent or any of its Subsidiaries; or (iv) condition or circumstance that may give rise to or provide a basis for the assertion of a valid claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of Parent.

(c) All of the outstanding shares of capital stock of Merger Sub have been duly authorized and are validly issued, are fully paid and nonassessable and are owned beneficially and of record by Parent, free and clear of any Encumbrances.

3.4 SEC Filings; Financial Statements.

(a) Since January 1, 2004, Parent has timely filed all reports, schedules, forms, statements and other documents (including exhibits and other information incorporated therein) with the SEC required under the applicable requirements of the Securities Act and the Exchange Act (such documents, together with any documents filed during such period with the SEC on a voluntary basis on Current Reports on Form 8-K, the “Parent SEC Documents”). Parent has delivered or made available to the Company accurate and complete copies (excluding copies of exhibits) of each Parent SEC Document filed by Parent with the SEC on or after

January 1, 2004 and prior to the date of this Agreement and all comment letters and other communications received from the SEC since January 1, 2004 and prior to the date of this Agreement. As of the time it was filed with the SEC, each of the Parent SEC Documents complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act applicable to such Parent SEC Document, and, as of the time it was filed with the SEC, none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Except to the extent that information contained in any Parent SEC Document has been revised, amended, supplemented or superseded by a later-filed Parent SEC Document, none of the Parent SEC Documents contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. No Parent Subsidiary is required to file any reports or other documents with the SEC.

(b) The consolidated financial statements contained in the Parent SEC Documents (including, in each case, any related notes thereto): (i) complied as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with GAAP applied on a consistent basis throughout the periods covered, except as may be indicated in the notes to such consolidated financial statements and except that the unaudited interim consolidated financial statements contained in the Parent SEC Documents do not contain footnotes as permitted by Form 10-Q of the Exchange Act; and (iii) fairly present in all material respects the consolidated financial position of Parent as of the respective dates thereof and the consolidated results of operations and cash flows of Parent for the periods covered thereby, except that the unaudited interim consolidated financial statements contained in the Parent SEC Documents were or are subject to normal year-end audit adjustments which are not expected, individually or in the aggregate, to be material in magnitude.

(c) Each of the principal executive officer of Parent and the principal financial officer of Parent (or each former principal executive officer of Parent and each former principal financial officer of Parent, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act with respect to the Parent SEC Documents, and the statements contained in such certifications were true and accurate when made. Neither Parent nor any of its Subsidiaries has outstanding, or has arranged any outstanding, “extensions of credit” to directors or executive officers within the meaning of Section 402 of the Sarbanes-Oxley Act.

(d) Parent maintains a system of internal accounting controls sufficient to provide reasonable assurance that (A) transactions are executed in accordance with management’s general or specific authorizations; (B) access to assets is permitted only in accordance with management’s general or specific authorization; and (C) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(e) Parent’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the chief executive officer and chief financial officer of Parent required under the Exchange Act with respect to such reports.

3.5 Absence of Changes. Except as set forth in Part 3.5 of the Parent Disclosure Schedule, since September 30, 2006 to the date of this Agreement:

(a) there has not been any Material Adverse Effect on Parent, and no event has occurred that would reasonably be expected to have such a Material Adverse Effect;

(b) there has not been any material loss, damage or destruction to, or any material interruption in the use of, any of the assets of Parent and Parent Subsidiaries (whether or not covered by insurance);

(c) Parent has not declared, accrued, set aside or paid any dividend or made any other distribution in respect of any shares of its capital stock, and has not repurchased, redeemed or otherwise reacquired any shares of its capital stock or other securities;

(d) there has been no amendment to Parent’s certificate of incorporation or bylaws and Parent has not effected or been a party to any Acquisition Transaction, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction;

(e) neither Parent nor any Parent Subsidiary has changed in any material respect any of its methods of accounting or accounting practices in any respect other than as required by any recent accounting pronouncements from the SEC, the Public Company Accounting Oversight Board or the Financial Accounting Standards Board; and

(f) neither Parent nor any Parent Subsidiary has agreed to take, or committed to take, any of the actions referred to in clauses “(c)” through “(e)” above.

3.6 Liabilities. As of the date of this Agreement, neither Parent nor any Parent Subsidiary has any accrued, contingent or other liabilities of any nature that under GAAP would be required to be reflected in a consolidated balance sheet of Parent prepared as of the date of this Agreement, except for: (i) liabilities identified as such in the “liabilities” section in Parent’s balance sheet included in its Form 10-Q for the period ended September 30, 2006 or otherwise described in Parent’s Form 10-Q for the period ended September 30, 2006; (ii) accounts payable or accrued salaries that have been incurred by Parent or any Parent Subsidiary since September 30, 2006 in the ordinary course of business and consistent with Parent’s or the applicable Parent Subsidiary’s past practices; (iii) liabilities under any Parent Contracts, to the extent the nature and magnitude of such liabilities can be specifically ascertained by reference to the text of such Parent Contracts; (iv) liabilities that have been incurred since September 30, 2006 and, individually or in the aggregate, are not material to Parent and Parent’s Subsidiaries taken as a whole and that were incurred in the ordinary course of business; and (v) the liabilities identified in Part 3.6 of the Parent Disclosure Schedule.

3.7 Compliance with Legal Requirements.

(a) Parent and each Parent Subsidiary are in compliance with all applicable Legal Requirements, except for any non-compliance that individually or in the aggregate would not reasonably be expected to have a Material Adverse Effect on Parent. Neither Parent nor any Parent Subsidiary has received, at any time since January 1, 2002, any written notice or other written, or, to Parent’s Knowledge, other communication from any Governmental Body or any other Person regarding any actual, alleged, possible or potential material violation of, or material failure to comply with, any Legal Requirement.

(b) As of the date of this Agreement, no material Parent Product is under consideration by the members of Parent’s senior management included within the definition of “Knowledge” of the Parent for recall, withdrawal, suspension, seizure or discontinuance, or has been recalled, withdrawn, suspended, seized or discontinued (in each case, other than for commercial or other business reasons) by, Parent or any of its Subsidiaries in the United States or outside the United States (whether voluntarily or otherwise), in each case since January 1, 2002. No proceedings in the United States or outside of the United States of which Parent has Knowledge (whether completed or pending) seeking the recall, withdrawal, suspension, seizure or discontinuance of any material Parent Product are pending against Parent or any of its Subsidiaries which individually or in the aggregate have had or would reasonably be expected to have a Material Adverse Effect on Parent.

(c) Neither Parent nor any of its Subsidiaries, nor, to the Knowledge of Parent, any officer, employee or agent of Parent or any of its Subsidiaries, has knowingly made an untrue statement of a material fact or knowingly made a fraudulent statement to any Governmental Body, knowingly failed to disclose a material fact required to be disclosed to any Governmental Body, or knowingly committed an act, made a statement, or failed to make a statement that, at the time, would reasonably be expected to provide a basis for any Governmental Body to invoke its policy respecting “fraud, untrue statements of material facts, bribery, illegal gratuities” or any similar policy. Neither Parent nor any of its Subsidiaries, nor, to the Knowledge of Parent, any officer, employee or agent of Parent or any of its Subsidiaries, has been convicted of any crime for which debarment is mandated by 21 U.S.C. § 335a(a) or any similar Legal Requirement or authorized by 21 U.S.C. § 335a(b) or any similar Legal Requirement.

(d) Since January 1, 2004 and through the date of this Agreement, neither Parent nor any of its Subsidiaries has received any written notice that any Governmental Body has (a) commenced, or threatened to initiate, any action to withdraw its approval or request the recall of any Parent Product, (b) commenced, or threatened to initiate, any action to enjoin production of any Parent Product or (c) commenced, or threatened to initiate, any action to enjoin the production of any product produced at any facility where any Parent Product is manufactured, tested or packaged, except for any such action that individually or in the aggregate has not had and would not reasonably be expected to have a Material Adverse Effect on Parent.

3.8 Governmental Authorizations. Part 3.8 of the Parent Disclosure Schedule identifies each material Governmental Authorization held by Parent or any Parent Subsidiary as of the date of this Agreement, and Parent has delivered or made available to the Company accurate and complete copies of all Governmental Authorizations identified in Part 3.8 of the Parent Disclosure Schedule. The Governmental Authorizations identified in Part 3.8 of the Parent Disclosure Schedule are valid and in full force and effect in all material respects, and collectively constitute all Governmental Authorizations necessary as of the date of this Agreement to enable Parent and the Parent Subsidiaries to conduct their businesses in the manner in which their businesses are currently being conducted. Parent and the Parent Subsidiaries are in compliance in all material respects with the terms and requirements of the respective Governmental Authorizations identified in Part 3.8 of the Parent Disclosure Schedule. Neither Parent nor any Parent Subsidiary has received since January 1, 2002 any written notice or other written communication from any Governmental Body regarding (a) any actual or possible violation of or failure to comply with any term or requirement of any Governmental Authorization, or (b) any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any Governmental Authorization.

3.9 Legal Proceedings; Orders.

(a) There is no pending Legal Proceeding, and, to Parent’s Knowledge, no Person has since January 1, 2002, threatened to commence any Legal Proceeding: (i) that involves Parent or any Parent Subsidiary or any material assets owned or used by Parent or any Parent Subsidiary or any Person whose liability Parent or any Parent Subsidiary has or would reasonably be expected to have retained or assumed, either contractually or by operation of law; or (ii) that challenges, or that would reasonably be expected to have the effect of preventing, delaying, making illegal or otherwise interfering with the Merger or any of the other transactions contemplated by this Agreement or any of the Related Agreements.

(b) Since December 31, 2005 no Legal Proceeding has been commenced by or against Parent or any Parent Subsidiary.

(c) As of the date of this Agreement, there is no Order to which Parent or any Parent Subsidiary, or any of the material assets owned or used by Parent or any Parent Subsidiary, is subject. To Parent’s Knowledge, no officer or other employee of Parent or any Parent Subsidiary is subject to any Order that prohibits such officer or other employee from engaging in or continuing any conduct, activity or practice relating to Parent’s or any Parent Subsidiary’s business.

3.10 Non-Contravention; Consents. Neither (a) the execution, delivery or performance of this Agreement or any of the Related Agreements, nor (b) the consummation of the Merger or any of the other transactions contemplated by this Agreement or any of the Related Agreements will directly or indirectly (with or without notice or lapse of time):

(a) contravene, conflict with or result in a violation of any of the provisions of Parent’s certificate of incorporation or bylaws;

(b) subject to obtaining the Consents and making the filings and giving the notices set forth in Part 3.10 of the Parent Disclosure Schedule, contravene, conflict with or result in a violation of, or give any Governmental Body or other Person the right to challenge any of the transactions contemplated by this Agreement or any of the Related Agreements or to exercise any remedy or obtain any relief under, any Legal Requirement or any Order of any Governmental Body to which Parent or any Parent Subsidiary, or any of the assets owned or used by Parent or any Parent Subsidiary, is subject;

(c) subject to obtaining the Consents and making the filings and giving the notices set forth in Part 3.10 of the Parent Disclosure Schedule, contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any material Governmental Authorization that is held by Parent or any Parent Subsidiary or that otherwise relates to Parent’s or any Parent Subsidiary’s business or to any of the material assets owned or used by Parent or any Parent Subsidiary;

(d) contravene, conflict with or result in a violation or breach of, or result in a default under, in any material respect, any provision of any material Parent Contract, or give any Person the right to (i) declare a default or exercise any remedy under any such material Parent Contract, (ii) accelerate the maturity or performance of any such material Parent Contract, or (iii) cancel, terminate or modify any such material Parent Contract; or

(e) result in the imposition or creation of any lien or other Encumbrance upon or with respect to any asset owned or used by Parent or any Parent Subsidiary (except for minor liens that will not, in any case or in the aggregate, materially detract from the value of the assets subject thereto or materially impair the operations of Parent or any Parent Subsidiary).

Except for those filings, notices or Consents disclosed in Part 3.10 of the Parent Disclosure Schedule, Parent and the Parent Subsidiaries are not and will not be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with (y) the execution, delivery or performance of this Agreement or any of the Related Agreements, or (z) the consummation of the Merger or any of the other transactions contemplated by this Agreement or any of the Related Agreements, except for any filings, consent or notices that, if not made or obtained, would not impair or reasonably be expected to impair in any material respect the ability of the parties to consummate the transactions contemplated by this Agreement, or otherwise individually or in the aggregate would not reasonably be expected to have a Material Adverse Effect on Parent.

3.11 Authority; Binding Nature of Agreement. Subject to the adoption of this Agreement by Parent as the sole stockholder of Merger Sub, obtaining the Required Parent Stockholder Vote for the issuance of Parent Common Stock pursuant to the Merger and the filing and recordation of the Certificate of Merger pursuant to the DGCL, each of Parent and Merger Sub have the corporate power and authority to perform its obligations under this Agreement and any Related Agreement to which it is a party, and the execution, delivery and performance by each of Parent and Merger Sub of this Agreement (including the contemplated issuance of Parent Common Stock in the Merger in accordance with this Agreement) and any Related Agreement to which it is a party have been duly authorized by all necessary action on the part of Parent and Merger Sub and their respective boards of directors. Parent and Merger Sub have duly executed and delivered this Agreement and each Related Agreement to which it is a party, and, assuming due authorization, execution and delivery by the other parties hereto and thereto, each such agreement constitutes the legal, valid and binding obligation of Parent and Merger Sub, as applicable, enforceable against them in accordance with its terms, subject to (i) applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general enforcement of creditors’ rights and (ii) applicable rules of law governing specific performance, injunctive relief and other equitable remedies.

3.12 Vote Required. The affirmative vote of the holders of a majority of Parent Common Stock having voting power present in person or represented by proxy at the Parent Stockholders’ Meeting is the only vote of the holders of any class or series of Parent capital stock necessary to approve the issuance of Parent Common Stock in connection with the Merger, the Merger and the other transactions contemplated hereby (the “Required Parent Stockholder Approval”).

3.13 No Financial Advisor. Except for UBS Securities LLC, the fees and expenses of which will be paid by Parent, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Merger or any of the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Merger Sub.

3.14 Valid Issuance. The Parent Common Stock to be issued in the Merger will, when issued in accordance with the provisions of this Agreement, be validly issued, fully paid and nonassessable.

3.15 Parent Rights Agreement. Parent has amended the Rights Agreement, dated as of December 13, 2000 and as subsequently amended, between Parent and American Stock Transfer & Trust Co., Inc. (the “Rights Agreement”), and taken all other action necessary or appropriate so that the execution and delivery of this Agreement by the parties hereto, and the consummation by Parent of the Merger and the transactions contemplated by this Agreement, do not and will not cause the Company or any of its Affiliates to be within the definition of “Acquiring Person” under the Rights Agreement.

3.16 Parent and Merger Sub Action. The board of directors of each of Parent and Merger Sub (at, in the case of Parent, a meeting duly called and held in accordance with the Parent Constituent Documents and, in the case of Merger Sub, pursuant to a valid action by unanimous written consent) has (a) unanimously determined that the Merger is advisable and in the best interests of Parent and the Merger Sub and their respective stockholders, as the case may be, and (b) unanimously recommended the approval by the stockholders of Parent of, in the case of Parent, the issuance of Parent Common Stock in connection with the Merger and, in the case of Merger Sub, the approval by the stockholders of Merger Sub of this Agreement and the Merger, and directed that these matters for which they have unanimously recommended approval by their respective stockholders be submitted to the stockholders of Parent and the Merger Sub, as the case may be, for approval.

3.17 Tax Matters.

(a) Neither Parent nor any Parent Subsidiary has (i) ever been a member of an affiliated group (within the meaning of Section 1504(a) of the Code) filing a consolidated federal income Tax Return (other than a group the common parent of which was Parent), (ii) any liability for the Taxes of any Person (other than Parent or a Parent Subsidiary) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or foreign law), as a transferee or successor, or otherwise and (iii) ever been a party to any joint venture, collaboration, partnership or other agreement treated as a partnership for Tax purposes. Neither Parent nor any Parent Subsidiary is currently or has ever been a party to or bound by any tax indemnity agreement, tax-sharing agreement, tax allocation agreement or similar Contract other than (i) Contracts listed in any part of the Parent Disclosure Schedule, or (ii) Contracts entered into with customers, vendors, and other third parties the principal purpose of which was not to address Tax matters.

(b) Parent and each Parent Subsidiary has reported, withheld and paid all material Taxes required to have been reported, withheld and paid in connection with any amounts paid or owing by it to any officer, employee, independent contractor, creditor, stockholder or other third party and has timely filed all related withholding Tax Returns.

This Section 3.17 constitutes all of Parent’s representations and warranties concerning Taxes, and no other representation or warranty set forth in this Section 3 shall be construed to apply to any matter relating to Taxes.

3.18 Employee and Labor Matters; Benefit Plans.

(a) Parent has delivered or made available to Company copies of each salary, bonus, deferred compensation, incentive compensation, stock purchase, stock option, severance pay, termination pay, hospitalization, medical, life or other insurance, supplemental unemployment benefits, profit-sharing, pension or retirement plan, program or agreement (collectively, the “Parent Plans”) sponsored, maintained, contributed to or required to be contributed to by Parent or any Parent Subsidiary for the benefit of any employee of Parent or any Parent Subsidiary.

(b) Parent and each Parent Subsidiary has performed all obligations required to be performed by it under each Parent Plan and is not in default under or violation of, and Parent has no Knowledge of any default under or violation by any other party of, the terms of any Parent Plan, except for any non-performance, defaults or violations that individually or in the aggregate would not reasonably be expected to have a Material Adverse Effect on Parent. As of the date of this Agreement, there are no claims or Legal Proceedings pending, or, to the Knowledge of Parent, threatened (other than routine claims for benefits), against any Parent Plan or against the assets of any Parent Plan. As of the date of this Agreement, there are no audits, inquiries or Legal Proceedings pending or, to the Knowledge of Parent, threatened by any Governmental Body with respect to any Parent Plan. As of the date of this Agreement, Parent and each Parent Subsidiary have made all material contributions and other payments required by and due under the terms of each Parent Plan.

(c) As of the date of this Agreement, there are no pending or, to the Knowledge of Parent, threatened claims or Legal Proceedings against Parent or any Parent Subsidiary under any worker’s compensation policy or long-term disability policy.

3.19 Interim Operations of Sub. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement and has engaged in no other business activities.

3.20 Contracts. As of the date of this Agreement no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) has resulted or would reasonably be expected to (i) result in a violation or breach of any of the provisions of any material Parent Contract by Parent or any Parent Subsidiary or, to the Knowledge of Parent as of the date of this Agreement, by any other Person or (ii) to the Knowledge of Parent as of the date of this Agreement, give Parent or any Parent Subsidiary, or give any other Person, the right to declare a default or exercise any remedy under any material Parent Contract. As of the date of this Agreement, no Person has a right pursuant to the terms of any material Contract to which Parent is a party to renegotiate any amount paid or payable to Parent or any Parent Subsidiary under any material Contract to which any of them are a party. As of the date of this Agreement, neither Parent or any Parent Subsidiary has waived any of its material rights under any material Contract to which Parent is a party.

3.21 Intellectual Property.

(a) To Parent’s Knowledge, as of the date of this Agreement, all Parent issued patents, registered trademarks and registered copyrights are valid, subsisting, and enforceable in all material respects. Except for routine patent examination, no interference, opposition, reissue, reexamination, or other proceeding is pending or, to Parent’s Knowledge, as of the date of this Agreement, threatened, in which the scope, validity, or enforceability of any Parent IP is being, has been, or would reasonably be expected to be contested or challenged. To Parent’s Knowledge, as of the date of this Agreement, there is no basis for a claim that any Parent IP is invalid or unenforceable. To Parent’s Knowledge, as of the date of this Agreement, no Person has infringed, misappropriated, or otherwise violated in any material respect, and no Person is currently infringing, misappropriating, or otherwise violating in any material respect, any Parent IP. Parent has delivered or made available to Company each letter or other written or electronic communication or correspondence that has been sent or otherwise delivered in the last five years by or to Parent or any Parent Subsidiary or any Representative of Parent or any Parent Subsidiary regarding any actual, alleged, or suspected infringement or misappropriation of any Parent IP.

(b) Neither the execution, delivery, or performance of this Agreement (or any of the Related Agreements) nor the consummation of any of the transactions contemplated by this Agreement (or any of the Related Agreements) will, with or without notice or lapse of time, result in, or give any other Person the right or option to cause or declare, (a) a loss of, or Encumbrance on, any material Parent IP; (b) a breach by Parent or any Parent Subsidiary of any material provision of any license agreement relating to any Intellectual Property Rights or Intellectual Property licensed to Parent or any Parent Subsidiary (other than any non-customized software that (A) is so licensed solely in executable or object code form pursuant to a non-exclusive, internal use software license, (B) is not incorporated into, or used directly in the development, manufacturing, or distribution of, any of the Company’s or any Company Subsidiary’s products or services, and (C) is generally available on standard terms for less than $25,000); (c) the release, disclosure, or delivery of any material Parent IP by or to any escrow agent or other Person; or (d) the grant, assignment, or transfer to any other Person of any license or other right or interest under, to, or in any material Parent IP.

(c) To Parent’s Knowledge, as of the date of this Agreement, Parent and Parent Subsidiaries have never knowingly infringed (directly, contributorily, by inducement, or otherwise), misappropriated, or otherwise violated any valid and enforceable Intellectual Property Right of any other Person.

3.22 Environmental Matters.

(a) To Parent’s Knowledge, Parent and Parent Subsidiaries: (i) are and have been in compliance in all material respects with, and have not been and are not in material violation of or, to Parent’s Knowledge, subject to any material liability under, any applicable Environmental Requirements (as defined in Section 2.16(f)); and (ii) possess all Environmental Authorizations (as defined in Section 2.16(f)), and are in material compliance with the terms and conditions thereof.

(b) As of the date of this Agreement, neither Parent nor any Parent Subsidiary has received any notice or other communication (in writing or, to Parent’s Knowledge, otherwise), whether from a Governmental Body, citizens group, Parent or Parent Subsidiary employee or otherwise, that alleges that Parent or any Parent Subsidiary is not in compliance with any Environmental Requirement or Environmental Authorization.

(c) To Parent’s Knowledge, neither Parent nor any Parent Subsidiary has ever caused the material Release of any Materials of Environmental Concern except in compliance in all material respects with all applicable Environmental Requirements.

(d) This Section 3.22 constitutes all of Parent’s representations and warranties with respect to environmental matters, and no other representations or warranties in this Agreement will be construed to apply to any matter under or relating to any Environmental Requirement, Environmental Authorization or Materials of Environmental Concern.

3.23 Anti-Takeover Provisions. Each of the board of directors of Parent and the Merger Sub have taken all action necessary or required to render inapplicable to the Merger, this Agreement or any Related Agreement and the transactions contemplated herein or therein any anti-takeover provision in the Parent Constituent Documents.

3.24 Full Disclosure. The information supplied by Parent for inclusion in the Form S-4 Registration Statement and the Joint Proxy Statement/Prospectus forming a part thereof (including any consolidated financial statements of Parent) (the “Parent Information”) will not, as of the date of the Form S-4 Registration Statement and the Joint Proxy Statement/Prospectus or as of the date of any amendments or supplements related thereto, (i) contain any statement that is inaccurate or misleading with respect to any material facts, or (ii) omit to state any material fact necessary in order to make such information, in the light of the circumstances under which such information will be provided, not false or misleading. The Parent Information, as of the date of the Form S-4 Registration Statement and the Joint Proxy Statement/Prospectus or as of the date of any amendments or supplements thereto, will comply as to form in all material respects with the applicable requirements of the Securities Act and the rules and regulations thereunder.

4. CERTAIN COVENANTS OF THE COMPANY AND PARENT.

4.1 Confidentiality; Access and Investigation; No Solicitation.

(a) The Company and Parent agree that, notwithstanding anything expressed or implied to the contrary therein, the Confidentiality Agreement shall continue in full force and effect following the date of this Agreement. Any and all non-public information disclosed or made available by Parent to the Company or by the Company to Parent as a result of the negotiations or due diligence investigations leading to the execution of this

Agreement, or in furtherance thereof, including any information disclosed or made available after the date of this Agreement pursuant to Section 4.1 hereof, shall be deemed to be “Evaluation Material” (subject to the exceptions thereto) under the Confidentiality Agreement and shall remain subject to the terms and conditions the Confidentiality Agreement.

(b) Subject to the terms of the Confidentiality Agreement and any constraints imposed by applicable Legal Requirements, at least once per week during the period commencing on the date of this Agreement and ending at the earlier of the termination of this Agreement pursuant to its terms or the Effective Time (the “Pre-Closing Period”), the parties shall arrange for one or more of each other’s officers to conduct a conference call or meeting among themselves to discuss each party’s performance under and compliance with its business plan and related budget (as delivered or made available to the other party on or prior to the date of this Agreement), including matters related to the Company’s development of its pilot plant and demonstration plant and Parent’s timing with respect to product launches, and other material matters related to each of their respective businesses, as well as each party’s near-term financing objectives and plans. In addition to the foregoing, subject to the terms of the Confidentiality Agreement and any constraints imposed by applicable Legal Requirements, during the Pre-Closing Period, upon reasonable notice the Company and Parent shall, and shall cause their Representatives to: (a) provide the other party and such other party’s Representatives with reasonable access during normal business hours to such party’s Representatives and personnel and to all existing books, records, Tax Returns, work papers and other documents and information relating to such party and its Subsidiaries; (b) provide the other party and such other party’s Representatives with such copies of the existing books, records, Tax Returns, work papers, product data, and other documents and information relating to such party and its Subsidiaries, and with such additional financial, operating and other data and information regarding such party and its Subsidiaries, in each case which was not delivered or made available to the other party prior to the Effective Time, as the other party may reasonably request; and (c) permit the other party’s officers and other employees to meet, upon reasonable notice and during normal business hours, with the officers and managers of such party responsible for such party’s financial statements and the internal controls of such party to discuss such matters as the other party may deem necessary or appropriate, including in order to enable the other party to satisfy its obligations under the Sarbanes-Oxley Act and the rules and regulations relating thereto. Without limiting the generality of any of the foregoing, during the Pre-Closing Period and to the extent the following information is not otherwise included in the SEC Documents in unredacted form, each of the Company and Parent shall promptly provide the other party with copies of:

(i) all material operating and financial reports prepared by the Company or Parent for its senior management, including sales forecasts, marketing plans, development plans, discount reports, write off reports, hiring reports and capital expenditure reports prepared for its senior management;

(ii) any written materials or communications sent by or on behalf of the Company or Parent to its stockholders;

(iii) any notice, document or other communication sent by or on behalf of the Company or Parent to any party to any material Parent Contract or material Company Contract, as applicable, or sent to the Company or Parent by any party to any material Parent Contract or material Company Contract, as applicable (other than any communication that relates solely to routine commercial transactions between the Company or Parent and the other party to any such material Parent Contract or material Company Contract, as applicable, and that is of the type sent in the ordinary course of business);

(iv) any notice, report or other document filed with or otherwise furnished, submitted or sent to any Governmental Body on behalf of the Company or Parent in connection with the Merger or any of the transactions contemplated by the Merger;

(v) any non-privileged notice, document or other communication sent by or on behalf of, or sent to, the Company or Parent relating to any pending or threatened Legal Proceeding involving or affecting the Company or Parent; and

(vi) any material notice, report or other document received by the Company or Parent from any Governmental Body.

Notwithstanding the foregoing, the Company or Parent may restrict the foregoing access to the extent that any Legal Requirement applicable to the Company or Parent requires such party or its Subsidiaries to restrict or prohibit access to any such properties or information.

(c) Prior to the termination of this Agreement and for a period of twelve months after any termination hereof, Parent agrees that it will not directly or indirectly, either for itself or for any other person, business, partnership, association, firm, company or corporation, solicit or discuss with any employee of the Company or any Company Subsidiary or affiliate of the Company controlled by Company (collectively, the “Company Entities”) or any person who has been an employee of, or consultant to, any Company Entity within the six month period preceding the termination of this Agreement (a “Company Person”) the employment or engagement of such Company Person by any business, firm, company, partnership, association, corporation, person or any other entity other than any Company Entity.

(d) Prior to the termination of this Agreement and for a period of twelve months after any termination hereof, the Company agrees that it will not directly or indirectly, either for itself or for any other person, business, partnership, association, firm, company or corporation, solicit or discuss with any employee of Parent or any Parent Subsidiary or affiliate of Parent controlled by Parent (collectively, the “Parent Entities”) or any person who has been an employee of, or consultant to, any Parent Entity within the six month period preceding the termination of this Agreement (a “Parent Person”) the employment or engagement of such Parent Person by any business, firm, company, partnership, association, corporation, person or any other entity other than any Parent Entity.

(e) The provisions of this Section 4.1 are intended to amend the Confidentiality Agreement with respect to the matters covered hereby. In the event that any provision of this Section 4.1 contravenes any provision of the Confidentiality Agreement, the terms of this Agreement shall control.

4.2 Operation of Parent’s Business.

(a) During the Pre-Closing Period, except as set forth in Part 4.2 of the Parent Disclosure Schedule, Parent shall: (i) ensure that Parent and each Parent Subsidiary conducts its business and operations (A) on a basis that is in all material respects in the ordinary course and in accordance with past practices, and (B) in compliance in all material respects with all applicable Legal Requirements and the requirements of all Parent Contracts that constitute material Parent Contracts; (ii) use its commercially reasonable efforts to ensure that Parent and each Parent Subsidiary preserves intact its current business organization, keeps available the services of its current officers and employees and maintains its relations and goodwill with all suppliers, customers, landlords, creditors, licensors, licensees, employees and other Persons having business relationships with Parent or the applicable Parent Subsidiary; (iii) keep in full force and effect (with the same scope and limits of coverage) all insurance policies of Parent in effect as of the date hereof or replacement policies with equivalent coverage; and (iv) Parent shall promptly notify the Company of: (A) any written notice or other communication received by an officer of Parent or of which any officer of Parent has Knowledge from any Person alleging that the Consent of such Person is or may be required in connection with any of the transactions contemplated by this Agreement; and (B) any Legal Proceeding against or involving Parent that is commenced, or, to Parent’s Knowledge, threatened.

(b) During the Pre-Closing Period, except as set forth in Part 4.2 of the Parent Disclosure Schedule, Parent shall not, and shall cause each Parent Subsidiary not to (without the prior written consent of the Company), subject to any Legal Requirement or GAAP requirement, take any action set forth in Section 3.5(c)-(e).

4.3 Operation of the Company’s Business.

(a) During the Pre-Closing Period, except as set forth in Part 4.3 of the Company Disclosure Schedule, the Company shall: (i) ensure that the Company and each Company Subsidiary conducts its business and operations (A) as it relates to the Company’s development of its pilot plant and demonstration plant and their associated assets and liabilities, in a manner consistent in all material respects with the Company’s business plan and budget for those plants (as delivered or made available to Parent on or prior to the date of this Agreement), and with respect to the rest of the Company’s business on a basis that is in all material respects in the ordinary course and in accordance with past practices and is consistent in all material respects with the Company’s budget (as delivered or made available to Parent on or prior to the date of this Agreement), and (B) in compliance in all material respects with all applicable Legal Requirements and the requirements of all Company Contracts that constitute Material Company Contracts; (ii) use its commercially reasonable efforts to ensure that the Company and each Company Subsidiary preserves intact its current business organization, keeps available the services of its current officers and employees and maintains its relations and goodwill with all suppliers, customers, landlords, creditors, licensors, licensees, employees and other Persons having business relationships with the Company or the applicable Company Subsidiary; (iii) keep in full force and effect (with the same scope and limits of coverage) all insurance policies identified in Part 2.17 of the Company Disclosure Schedule or replacement policies with equivalent coverage; and (iv) the Company shall promptly notify Parent of: (A) any written notice or other communication received by an officer of the Company or of which any officer of the Company has Knowledge from any Person alleging that the Consent of such Person is or may be required in connection with any of the transactions contemplated by this Agreement; and (B) any Legal Proceeding against or involving the Company that is commenced, or, to Company’s Knowledge, threatened.

(b) Except as set forth in Part 4.3 of the Company Disclosure Schedule, during the Pre-Closing Period, the Company shall not and shall not agree to, and shall cause each Company Subsidiary not to and to not agree to (without the prior written consent of Parent), subject to any Legal Requirement or GAAP requirement, take any action set forth in Section 2.5(c), (f), (g), (m), (n), (o) or (p) (except, in the case of (p), any Legal Proceeding against Parent or any of its Affiliates).

(c) The Company shall notify Parent within two business days of taking any action described in Section 2.5(d), including reasonable detail as to the amount and material terms (including issue price and exercise price or conversion price, as applicable) of the capital stock or other securities of the Company, options or other rights, or instruments sold, issued or authorized.

4.4 Disclosure Schedule Updates. During the Pre-Closing Period, the Company on the one hand, and Parent on the other, shall promptly notify the other party in writing, by delivery of an updated Company Disclosure Schedule or Parent Disclosure Schedule, as the case may be, of: (i) the discovery by such party of any event, condition, fact or circumstance that occurred or existed on or prior to the date of this Agreement and that caused or constitutes a material inaccuracy in any representation or warranty made by such party in this Agreement; (ii) any event, condition, fact or circumstance that occurs, arises or exists after the date of this Agreement and that would cause or constitute a material inaccuracy in any representation or warranty made by such party in this Agreement if: (A) such representation or warranty had been made as of the time of the occurrence, existence or discovery of such event, condition, fact or circumstance; or (B) such event, condition, fact or circumstance had occurred, arisen or existed on or prior to the date of this Agreement; (iii) any material breach of any covenant or obligation of such party; and (iv) any event, condition, fact or circumstance that would reasonably be expected to make the timely satisfaction of any of the conditions set forth in Sections 6, 7 or 8 impossible or materially less likely, provided that the Company will not be obligated to notify Parent of any of the foregoing matters unless any Person within the definition of “Knowledge” of the Company acquires actual knowledge of the applicable event or facts and provided that Parent will not be obligated to notify the Company of any of the foregoing matters unless any Person within the definition of “Knowledge” of Parent acquires actual knowledge of the applicable event or facts. Without limiting the generality of the foregoing, the Company on the one hand, and Parent on the other, shall promptly advise the other party in writing of any Legal Proceeding or claim threatened, commenced or asserted against or with respect to, or otherwise affecting, such party. No notification given pursuant to this Section 4.4 shall change, limit or otherwise affect any of the representations, warranties, covenants or obligations of the notifying party contained in this Agreement or its Disclosure Schedule for purposes of Sections 7.1, 7.2 or 10.2, in the case of the Company, or Section 8.1 or 8.2 in the case of Parent.

4.5 No Solicitation.

(a) Each of the Company and Parent agrees that neither it nor any of its Subsidiaries shall, nor shall it nor any of its Subsidiaries authorize or permit any of the Representatives retained by it or any of its Subsidiaries to, and that it shall use commercially reasonable efforts to cause its and its Subsidiaries’ non-officer employees and other agents and its Representatives’ Affiliates not to (and shall not authorize any of them to) directly or indirectly: (i) solicit, initiate, encourage, induce or knowingly facilitate the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry or take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry; (ii) furnish any information regarding such party to any Person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry; (iii) engage in discussions or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry; (iv) approve, endorse or recommend any Acquisition Proposal; or (v) execute or enter into any letter of intent or similar document or any Contract contemplating or otherwise relating to any Acquisition Transaction; provided, however, that, notwithstanding anything contained in this Section 4.5(a), prior to obtaining the Required Parent Stockholder Approval or Required Company Stockholder Approval, as applicable, each party (I) may take the actions set forth in Section 5.2(c) or Section 5.3(c), as applicable, and (II) may furnish information regarding such party to, and enter into discussions or negotiations with, any Person in response to a Superior Offer that is submitted to such party by such Person (and not withdrawn) if: (A) neither such party nor any Representative of such party shall have breached this Section 4.5 in any material respect; (B) the board of directors of such party concludes in good faith after consultation with outside legal counsel, that the failure to take such action could result in a breach of the fiduciary duties of the board of directors of such party under applicable Legal Requirements; (C) at least three (3) business days prior to furnishing any such information to, or entering into discussions with, such Person, such party gives the other party written notice of the identity of such Person and of such party’s intention to furnish information to, or enter into discussions with, such Person; (D) such party receives from such Person an executed confidentiality agreement containing provisions (including nondisclosure provisions, use restrictions, non-solicitation provisions, no hire provisions and “standstill” provisions) at least as favorable to such party as those contained in the Confidentiality Agreement; and (E) at least three (3) business days prior to furnishing any nonpublic information to such Person, such party furnishes such information to the other party (to the extent such nonpublic information has not been previously furnished by such party to the other party). Without limiting the generality of the foregoing, each of the Company and Parent acknowledges and agrees that, in the event any Representative of such party (whether or not such Representative is purporting to act on behalf of such party) takes any action that, if taken by such party, would constitute a breach of this Section 4.5 by such party, the taking of such action by such Representative shall be deemed to constitute a breach of this Section 4.5 by such party for purposes of this Agreement.

(b) If the Company or Parent or any Representative of such party receives an Acquisition Proposal or Acquisition Inquiry at any time during the Pre-Closing Period, then such party shall promptly (and in no event later than 24 hours after such party becomes aware of such Acquisition Proposal or Acquisition Inquiry) advise the other party orally and in writing of such Acquisition Proposal or Acquisition Inquiry (including the identity of the Person making or submitting such Acquisition Proposal or Acquisition Inquiry, and the terms thereof). Such party shall keep the other party fully informed with respect to the status and terms of any such Acquisition Proposal or Acquisition Inquiry and any modification or proposed modification thereto.

(c) Each of the Company and Parent shall immediately cease and cause to be terminated any existing discussions with any Person that relate to any Acquisition Proposal or Acquisition Inquiry as of the date of this Agreement.

(d) Each of the Company and Parent shall not release or permit the release of any Person from, or waive or permit the waiver of any provision of or right under, any confidentiality, non-solicitation, no hire, “standstill” or similar agreement (whether entered into prior to or after the date of this Agreement) to which such party is a party or under which such party has any rights, and shall enforce or cause to be enforced each such agreement to the extent requested by the other party hereto. Each of the Company and Parent shall promptly request each Person that has executed a confidentiality or similar agreement in connection with its consideration of a possible Acquisition Transaction or equity investment to return to such party all confidential information heretofore furnished to such Person by or on behalf of such party.

5. ADDITIONAL COVENANTS OF THE PARTIES.

5.1 Registration Statement; Joint Proxy Statement/Prospectus.

(a) As promptly as practicable after the date of this Agreement, the parties shall prepare and cause to be filed with the SEC the Joint Proxy Statement/Prospectus and Parent shall prepare and cause to be filed with the SEC the Form S-4 Registration Statement in which the Joint Proxy Statement/Prospectus will be included as a prospectus, which Form S-4 Registration Statement will register the shares of Parent Common Stock to be issued in connection with the Merger, including shares of Parent Common Stock that may be issued upon exercise of the Company Warrants and the Bridge Warrants. Each of the parties shall use commercially reasonable efforts to cause the Form S-4 Registration Statement and the Joint Proxy Statement/Prospectus to comply with the applicable rules and regulations promulgated by the SEC, to respond promptly to any comments of the SEC or its staff and to have the Form S-4 Registration Statement declared effective under the Securities Act as promptly as practicable after it is filed with the SEC. Prior to the Form S-4 Registration Statement being declared effective under the Securities Act by the SEC (a) Parent and Merger Sub shall execute and deliver to Cooley Godward Kronish LLP and to Bingham McCutchen LLP tax representation letters in a form reasonably acceptable to such counsel; and (b) the Company shall execute and deliver to Bingham McCutchen LLP and to Cooley Godward Kronish LLP tax representation letters in a form reasonably acceptable to such counsel. Following the delivery of the tax representation letters pursuant to the preceding sentence, (x) Parent shall use its commercially reasonable efforts to cause Cooley Godward Kronish LLP to deliver to it a tax opinion satisfying the requirements of Item 601 of Regulation S-K under the Securities Act; and (y) the Company shall use its commercially reasonable efforts to cause Bingham McCutchen LLP to deliver to it a tax opinion satisfying the requirements of Item 601 of Regulation S-K under the Securities Act. In rendering such opinions, each of such counsel shall be entitled to rely on the tax representation letters referred to in this Section 5.1(a). Each of the parties shall use commercially reasonable efforts to cause the Joint Proxy Statement/Prospectus to be mailed to the stockholders of the Company and the stockholders of Parent as promptly as practicable after the Form S-4 Registration Statement is declared effective under the Securities Act. Each party shall promptly furnish to the other party all information concerning such party and such party’s Subsidiaries and such party’s stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 5.1. If any event relating to the Company occurs, or if the Company becomes aware of any information that should be disclosed in an amendment or supplement to the Form S-4 Registration Statement or the Joint Proxy Statement/Prospectus, then the Company shall promptly inform Parent thereof and shall cooperate with Parent in filing such amendment or supplement with the SEC and, if appropriate, in mailing such amendment or supplement to the stockholders of the Company.

(b) Prior to the Effective Time, Parent shall use commercially reasonable efforts to obtain all regulatory approvals needed to ensure that the Parent Common Stock to be issued pursuant to the Merger will (to the extent required) be registered or qualified or exempt from registration or qualification under the securities law of every jurisdiction of the United States in which any registered holder of Company Common Stock or Company Preferred Stock has an address of record on the record date for determining the stockholders entitled to notice of and to vote at the Company Stockholders’ Meeting; provided, however, that Parent shall not be required: (i) to qualify to do business as a foreign corporation in any jurisdiction in which it is not now qualified; or (ii) to file a general consent to service of process in any jurisdiction; or (iii) otherwise become subject to taxation in any jurisdiction.

5.2 Company Stockholders’ Meeting.

(a) The Company shall take all action necessary under all applicable Legal Requirements to call, give notice of and hold a meeting of the holders of Company Common Stock and Company Preferred Stock to vote on the adoption of this Agreement (the “Company Stockholders’ Meeting”). The Company Stockholders’ Meeting shall be held as promptly as practicable after the Form S-4 Registration Statement is declared effective under the Securities Act. The Company shall ensure that all proxies solicited in connection with the Company Stockholders’ Meeting are solicited in compliance with all applicable Legal Requirements.

(b) The Company agrees that, subject to Section 5.2(c): (i) the board of directors of the Company shall recommend that the holders of Company Common Stock and Company Preferred Stock vote to adopt this Agreement and such other matters contemplated by this Agreement that require approval of the Company’s stockholders and shall use commercially reasonable efforts to solicit such approval, (ii) the Joint Proxy Statement/Prospectus shall include a statement to the effect that the board of directors of the Company recommends that the holders of Company Common Stock and Company Preferred Stock vote to adopt this Agreement and such other matters contemplated by this Agreement that require approval of the Company’s stockholders at the Company Stockholders’ Meeting (the recommendation of the board of directors of the Company that the stockholders of the Company vote to adopt this Agreement and such other matters being referred to as the “Company Board Recommendation”); and (iii) the Company Board Recommendation shall not be withdrawn or modified in a manner adverse to Parent, and no resolution by the board of directors of the Company or any committee thereof to withdraw or modify the Company Board Recommendation in a manner adverse to Parent shall be adopted or proposed.

(c) Notwithstanding anything to the contrary contained in Section 5.2(b), at any time prior to the adoption of this Agreement by the Required Company Stockholder Approval, the board of directors of the Company may withhold, amend, withdraw or modify the Company Board Recommendation in a manner adverse to Parent if the board of directors of the Company determines in good faith, based on such matters as it deems relevant following consultation with its outside legal counsel, that the failure to withhold, amend, withdraw or modify such recommendation could result in a breach of its fiduciary duties under applicable Legal Requirements, provided, that Parent must receive three (3) business days prior written notice from the Company confirming that the Company’s board of directors has determined to change its recommendation. In the event that the board of directors of the Company decides to withhold, amend, withdraw or modify the Company Board Recommendation in a manner adverse to Parent pursuant to the foregoing, it may actively communicate that decision to the stockholders of the Company, including the reasons for such decision and including communicating to the stockholders the existence and terms of a Superior Offer or other Acquisition Proposal and the board of directors’ recommendation with respect to such Superior Offer or other Acquisition Proposal.

(d) The Company’s obligation to call, give notice of and hold the Company Stockholders’ Meeting in accordance with Section 5.2(a) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Superior Offer or other Acquisition Proposal, or by any withdrawal or modification of the Company Board Recommendation.

5.3 Parent Stockholders’ Meeting.

(a) Parent shall take all action necessary under applicable Legal Requirements to call, give notice of and hold a meeting of the holders of Parent Common Stock to vote on the issuance of Parent Common Stock pursuant to the Merger (such meeting, the “Parent Stockholders’ Meeting”). The Parent Stockholders’ Meeting shall be held as promptly as practicable after the Form S-4 Registration Statement is declared effective under the Securities Act. Parent shall ensure that all proxies solicited in connection with the Parent Stockholders’ Meeting are solicited in compliance with all applicable Legal Requirements.

(b) Parent agrees that, subject to Section 5.3(c): (i) the board of directors of Parent shall recommend that the holders of Parent Common Stock vote to approve the issuance of Parent Common Stock pursuant to the Merger and such other matters contemplated by this Agreement that require approval of Parent’s stockholders, and shall use commercially reasonable efforts to solicit such approval, (ii) the Joint Proxy Statement/Prospectus shall include a statement to the effect that the board of directors of Parent recommends that the stockholders of Parent vote to approve the issuance of Parent Common Stock pursuant to the Merger and such other matters contemplated by this Agreement that require approval of Parent’s stockholders (the recommendation of the board of directors of Parent that the stockholders of Parent vote to approve the issuance of Parent Common Stock pursuant to the Merger and such other matters being referred to as the “Parent Board Recommendation”); and (iii) the Parent Board Recommendation shall not be withdrawn or modified in a manner adverse to the Company, and no resolution by the board of directors of Parent or any committee thereof to withdraw or modify the Parent Board Recommendation in a manner adverse to the Company shall be adopted or proposed.

(c) Notwithstanding anything to the contrary contained in Section 5.3(b), at any time prior to the approval of the issuance of Parent Common Stock pursuant to the Merger by the Required Parent Stockholder Approval, the board of directors of Parent may withhold, amend, withdraw or modify the Parent Board Recommendation in a manner adverse to the Company if the board of directors of Parent determines in good faith, based on such matters as it deems relevant following consultation with its outside legal counsel, that the failure to withhold, amend, withdraw or modify such recommendation could result in a breach of its fiduciary duties under applicable Legal Requirements, provided, that the Company must receive three (3) business days prior written notice from Parent confirming that Parent’s board of directors has determined to change its recommendation. In the event that the board of directors of Parent decides to withhold, amend, withdraw or modify the Parent Board Recommendation in a manner adverse to the Company pursuant to the foregoing, it may actively communicate that decision to the stockholders of Parent, including the reasons for such decision and including communicating to the stockholders the existence and terms of a Superior Offer or other Acquisition Proposal and the board of directors’ recommendation with respect to such Superior Offer or other Acquisition Proposal.

(d) Parent’s obligation to call, give notice of and hold the Parent Stockholders’ Meeting in accordance with Section 5.3(a) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Superior Offer or other Acquisition Proposal, or by any withdrawal or modification of the Parent Board Recommendation.

5.4 Filings and Consents; Additional Agreements. As promptly as practicable after the execution of this Agreement, each party to this Agreement (a) shall make all filings (if any) and give all notices (if any) required to be made and given by such party in connection with the Merger and the other transactions contemplated by this Agreement, and (b) shall use all commercially reasonable efforts to obtain all Consents (if any) required to be obtained (pursuant to any applicable Legal Requirement or Contract, or otherwise) by such party in connection with the Merger and the other transactions contemplated by this Agreement. The Company shall (upon reasonable request) promptly deliver to Parent a copy of each such filing made, each such notice given and each such Consent obtained by the Company during the Pre-Closing Period. Parent shall (upon reasonable request) promptly deliver to the Company a copy of each such filing made, each such notice given and each such Consent obtained by Parent during the Pre-Closing Period. In addition, Parent and the Company shall use commercially reasonable efforts (y) to cause the conditions set forth in Section 7, in the case of the Company, and in Section 8, in the case of Parent, and in Section 6, in the case of both the Company and Parent, to be satisfied as soon as practicable and prior to the Termination Date, and (z) to take, or cause to be taken, all actions necessary to consummate the Merger and make effective the other transactions contemplated by this Agreement and each Related Agreement as soon as practicable and prior to the Termination Date.

5.5 Regulatory Approvals. Parent and the Company shall use commercially reasonable efforts to file, as soon as practicable after the date of this Agreement, all notices, reports and other documents required to be filed with any Governmental Body with respect to the Merger and the other transactions contemplated by this Agreement and each Related Agreement, and to submit promptly any additional information requested by any such Governmental Body. Without limiting the generality of the foregoing, the parties shall, promptly after the date of this Agreement, prepare and file, if any, (a) the notification and report any forms required to be filed under the HSR Act and (b) any notification or other document required to be filed in connection with the Merger under any applicable foreign Legal Requirement relating to antitrust or competition matters. Parent and the Company shall as promptly as practicable respond in compliance with: (i) any inquiries or requests received from the Federal Trade Commission or the Department of Justice for additional information or documentation; and (ii) any inquiries or requests received from any state attorney general, foreign antitrust or competition authority or other Governmental Body in connection with antitrust or competition matters.

5.6 Listing. Parent shall use commercially reasonable efforts to maintain its existing listing on Nasdaq and promptly following the Effective Time shall file with Nasdaq a Notification Form for Listing of Additional Shares with respect to the shares of Parent Common Stock to be issued in the Merger.

5.7 Disclosure. Without limiting any of either party’s obligations under the Confidentiality Agreement, each party shall not, and shall not permit any of its Subsidiaries or any Representative of such party to, issue any press release or make any disclosure (to any customers or employees of such party, to the public or otherwise) regarding the Merger or any of the other transactions contemplated by this Agreement unless: (a) the other party shall have approved such press release or disclosure in writing; or (b) such party shall have determined in good faith, upon the advice of outside legal counsel, that such disclosure is required by applicable Legal Requirements and, to the extent practicable, before such press release or disclosure is issued or made, such party advises the other party of, and consults with the other party regarding, the text of such press release or disclosure.

5.8 Calculation of Merger Consideration. Prior to the Effective Time, the Company shall provide to Parent for review and approval (a) an update to Section 2.3 reflecting the capitalization of the Company as of immediately prior to the Effective Time, (b) a detailed list setting forth the name of each holder of Company Common Stock, Company Preferred Stock, Company Options, Company Warrants and Bridge Warrants, as well as the number of shares of Company Common Stock or Company Preferred Stock held by such holder or subject to such holder’s Company Options, Company Warrants and Bridge Warrants as of immediately prior to the Effective Time, (c) the amount of Merger Consideration to which each such holder of Company Common Stock or Company Preferred Stock is entitled to pursuant to Section 1.5(a) of this Agreement, (d) the number of Merger Shares for which each such holder’s Company Options, Company Warrants and Bridge Warrants are exercisable and the exercise price for such Company Options, Company Warrants and Bridge Warrants as of the Effective Time determined in accordance with Section 1.6 of this Agreement and (e) the number of Escrow Shares that will be delivered to the Escrow Agent on behalf of each such holder pursuant to Sections 1.8(a) and (e) and Section 1.10 of this Agreement.

5.9 Lockup Agreements. Parent shall use its commercially reasonable efforts to obtain a Lockup Agreement from Syngenta Participations AG in the form attached hereto as Exhibit D, pursuant to which such stockholder shall agree not to sell, assign or otherwise transfer the shares of Parent Common Stock they hold at the time of the Closing, from the Closing Date until the earlier of (a) 180 days after the Closing Date or (b) December 1, 2007.

5.10 Voting Agreement. Parent shall use its commercially reasonable efforts to obtain a Voting Agreement from Syngenta Participations AG in the form attached hereto as Exhibit B, pursuant to which such stockholder will agree to vote 100% of the Parent Common Stock owned by it in favor of the Merger.

5.11 Tax Matters.

(a) Prior to the Effective Time Parent, Merger Sub and the Company each agree to use their respective commercially reasonable efforts to cause the Merger to qualify, and will not take any actions which to their Knowledge could reasonably be expected to prevent the Merger from qualifying, as a “reorganization” under Section 368(a) of the Code. For the avoidance of doubt, Parent, Merger Sub and the Company each agree to use their respective commercially reasonable efforts to merge the Surviving Corporation into a limited liability company wholly-owned by Parent in a manner that will enable the Merger to qualify as a “reorganization” under Section 368(a) of the Code in the event that Parent, in Parent’s sole discretion, determines that such action is reasonably necessary or advisable so as to enable the Merger to qualify as a “reorganization” under Section 368(a) of the Code.

(b) This Agreement is intended to constitute, and the parties hereto hereby adopt this Agreement as, a “plan of reorganization” within the meaning Treasury Regulation Sections 1.368-2(g) and 1.368-3T(a). Parent, Merger Sub and the Company shall report the Merger as a reorganization within the meaning of Section 368(a) of the Code, unless otherwise required pursuant to a “determination” within the meaning of and described in Section 1313(a)(1) of the Code.

(c) In the event that the Company will not deliver the certificate referred to in Section 7.10(a), the Company shall use commercially reasonable efforts to cause each holder of Company Preferred Stock and each holder of Company Common Stock that is not a “foreign person” within the meaning of Code Section 1445 to deliver to Parent a certificate of non-foreign status on the applicable form set forth in Treasury Regulations Section 1.1445-2(b)(2)(iv) stating, under penalties of perjury, that it is not a “foreign person” and setting forth its name, taxpayer identification number, address and such other information as may be required.

(d) Parent, Merger Sub and the Company each agree to use their respective commercially reasonable efforts to obtain the opinions referred to in Sections 7.4(h) and 8.3(e), respectively, including by executing letters of representation as described in Section 5.1(a).

5.12 Indemnification.

(a) Parent agrees to cause the Surviving Corporation (a) not to change for six years after the Effective Time the provisions of the Surviving Corporation’s certificate of incorporation and bylaws in effect on the date hereof for the benefit of the persons entitled to be indemnified pursuant to such provisions (collectively, the “Company Indemnified Persons”), in each case relating to indemnification of the Company Indemnified Persons for acts and omissions occurring prior to the Effective Time, in any manner which adversely affects the rights of such Company Indemnified Persons to indemnification thereunder, and (b) to perform all of its obligations under such certificate of incorporation and bylaws to the fullest extent permissible by law to provide the Company Indemnified Persons with indemnification for acts and omissions occurring prior to the Effective Time to the fullest extent provided thereunder.

(b) The Company may cause coverage to be extended under the Company’s directors’ and officers’ liability insurance policy as of the date of this Agreement (the “D&O Insurance”) by obtaining a six-year “tail” policy; provided such policy does not cost more than $75,000 in the aggregate, covers the Surviving Corporation as the successor to the business of the Company and does not contain any exclusions for securities laws (other than as related to an initial public offering) or corporate transactions such as the Merger.

(c) This Section 5.12 shall survive the consummation of the Merger and the Effective Time, is intended to benefit and may be enforced by the Company Indemnified Persons, and shall be binding on all successors and assigns of Parent and the Surviving Corporation.

5.13 Directors and Officers.

(a) Prior to the Effective Time, Parent shall take all action necessary to cause the number of members of the board of directors of Parent to be fixed at nine (9) and the following three persons, concurrently with the Effective Time, to be appointed as members of the board of directors of Parent in the class set forth opposite their respective names, which action will be effective concurrently with the Effective Time:

New Board Member	Class of Directors Continuing in Office Until:

Carlos Riva	2010 annual meeting of Parent stockholders

Joshua Ruch	2009 annual meeting of Parent stockholders

Michael Zak	2008 annual meeting of Parent stockholders

If any person so designated to be a director shall prior to the Effective Time be unable or unwilling to hold office beginning concurrently with the Effective Time, a majority of the directors of the Company with the consent of a majority of the directors of Parent (not to be unreasonably withheld) shall designate another to be appointed or nominated for election as a director in his place.

(b) The board of directors of Parent, effective as of the Effective Time, shall appoint Carlos Riva as Parent’s Chief Executive Officer.

(c) Prior to the Effective Time, any and all loans or other extensions of credit in any form made by the Company to any director or executive officer of the Company (other than travel advances in accordance with the Company’s policy) shall be repaid or retired in a manner reasonably satisfactory to Parent.

5.14 Legends; Restricted Stock. Parent shall be entitled to place appropriate legends on the certificates evidencing any shares of Parent Common Stock to be received in the Merger by equityholders of the Company who may be considered “affiliates” of Parent for purposes of Rule 145 under the Securities Act reflecting the restrictions set forth in Rule 145 and to issue appropriate stop transfer instructions to the transfer agent for Parent Common Stock. Any vesting or other restrictions applicable to shares of Company Restricted Stock that do not lapse in connection with the Merger pursuant to the terms of the applicable restricted stock award agreement or other agreement shall apply to shares of Parent Common Stock exchangeable therefor and Parent shall be entitled to place appropriate legends on the certificates evidencing such shares of Parent Common Stock reflecting such restrictions.

5.15 Promissory Note Proceeds. The Company covenants and agrees that all proceeds of any borrowings it makes under the Promissory Note shall only be used to fund activities that are consistent in all material respects with the Company’s budget (as delivered or made available to Parent on or prior to the date of this Agreement) and otherwise permitted under Section 4.3, and that all such proceeds shall under no circumstances be used to pay any amounts owing under the Bridge Notes.

5.16 Section 280G Approval. If the Company is obligated to make any payments in connection with the Closing, or is a party to any Contract that under certain circumstances could obligate it to make any payments in connection with the Closing, that will not be deductible under Section 280G of the Code if the stockholder approval requirements of Section 280G(b)(5)(B) of the Code are not satisfied, then the Company shall use its commercially reasonable efforts to obtain stockholder approval of the “excess payments” (as hereafter defined) on a basis consistent with the requirements of Section 280G(b)(5)(B) of the Code and the regulations issued thereunder, which approval may be by written consent action of the stockholders. For this purpose, the “excess payments” are those payments described in Section 280G of the Code but only to the extent they equal or exceed three times the “base amount” (as defined in Section 280G(b)(3)(A) of the Code) for the relevant individual. Any form of waiver of benefits, disclosure material, and form of consent or vote prepared in connection with seeking the foregoing vote shall be subject to the review and approval of Parent, not to be unreasonably withheld, conditioned or delayed.

6. CONDITIONS PRECEDENT TO OBLIGATIONS OF EACH PARTY.

The obligations of each of the Company and Parent to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or, to the extent permitted by applicable law, the written waiver by each of the parties hereto, at or prior to the Closing, of each of the following conditions:

6.1 Effectiveness of Registration Statement. The Form S-4 Registration Statement shall have become effective in accordance with the provisions of the Securities Act, and shall not be subject to any stop order or proceeding (or threatened proceeding by the SEC) seeking a stop order with respect to the Form S-4 Registration Statement.

6.2 No Restraints. No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger shall have been issued by any court of competent jurisdiction or other Governmental Body and remain in effect, and there shall not be any Legal Requirement which has the effect of making the consummation of the Merger illegal.

6.3 Stockholder Approval. This Agreement shall have been duly adopted by the Required Company Stockholder Approval, and the issuance of shares of Parent Common Stock to the stockholders of the Company pursuant to the terms of this Agreement shall have been duly approved by the Required Parent Stockholder Approval.

6.4 Governmental Authorization. Any Governmental Authorization or other Consent required to be obtained by any of the parties hereto under any applicable antitrust or competition law or regulation or other Legal Requirement shall have been obtained and shall remain in full force and effect.

6.5 Listing. The existing shares of Parent Common Stock shall have been continually listed on Nasdaq as of and from the date of this Agreement through the Closing Date.

6.6 Regulatory Matters. Any waiting period applicable to the consummation of the Merger under the HSR Act or any material applicable foreign antitrust requirements reasonably determined to apply to the Merger shall have expired or been terminated, and there shall not be in effect any voluntary agreement between Parent, Merger Sub or the Company and the Federal Trade Commission, the Department of Justice or any foreign Governmental Body pursuant to which such party has agreed not to consummate the Merger for any period of time; provided, that neither the Company, on the one hand, nor Parent on the other hand, shall enter into any such voluntary agreement without the written consent of the other party.

7. CONDITIONS PRECEDENT TO OBLIGATIONS OF PARENT AND MERGER SUB.

The obligations of Parent and Merger Sub to effect the Merger and otherwise consummate the transactions contemplated by this Agreement and the Related Agreements are subject to the satisfaction or written waiver by Parent, at or prior to the Closing, of each of the following conditions:

7.1 Accuracy of Representations. The representations and warranties of the Company contained in this Agreement shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (A) in each case, or in the aggregate, where the failure to be true and correct would not reasonably be expected to have a Material Adverse Effect on the Company, or (B) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (A), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, (i) all “Material Adverse Effect” qualifications and other qualifications based on the word “material” contained in such representations and warranties shall be disregarded and (ii) any update of or modification to the Company Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).

7.2 Performance of Covenants. All of the covenants and obligations that the Company is required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.

7.3 Consents. All Consents identified or referenced in Part 2.21 of the Company Disclosure Schedule shall have been obtained and shall be in full force and effect.

7.4 Agreements and Documents. Parent shall have received the following agreements and documents, each of which shall be in full force and effect:

(a) an employment agreement executed by Carlos Riva, in form and substance reasonably satisfactory to Parent;

(b) the Lockup Agreements in the form of Exhibit D, executed concurrently with the execution and delivery of this Agreement by Carlos Riva, John McCarthy, Braemar Energy Ventures LP, Charles River Partnership XII, LP, CRV XII Affiliates Fund, LP, Rho Ventures IV (QP) LP, Rho Ventures IV GmbH & Co. Beteiligungs KG, Rho Ventures IV LP, Rho Management Trust I and Khosla Ventures I, LP, shall remain in full force and effect;

(c) The Escrow Agreement in the form of Exhibit E, executed by the Escrow Agent and the Company Stockholders’ Representative;

(d) written resignations of the directors of the Company and each Company Subsidiary identified in Part 7.4(d) of the Company Disclosure Schedule, effective as of the Effective Time;

(e) a certificate signed on behalf of the Company by the Chief Executive Officer and the Chief Financial Officer of the Company representing and warranting that the conditions set forth in Section 7.1 and Section 7.2 have been duly satisfied (the “Company Compliance Certificate”);

(f) a certificate signed by the Chief Financial Officer of the Company (i) certifying the capitalization of the Company as of the Closing Date, (ii) attaching a true and complete copy of the final Debt Schedule and Closing Debt Balance, and (iii) certifying the Debt Schedule and the amount of the Closing Debt Balance, if any, and setting forth the components of such amount in reasonable detail;

(g) certificates of good standing (or equivalent documentation) of the Company in its jurisdiction of organization and the various foreign jurisdictions in which it is qualified, certified charter documents, certificates as to the incumbency of officers and the adoption of resolutions of the board of directors of the Company authorizing the execution of this Agreement and the consummation of the transactions contemplated by this Agreement to be performed by the Company;

(h) a written opinion from Cooley Godward Kronish LLP, counsel to Parent, to the effect that the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code; provided that if Cooley Godward Kronish LLP does not render such opinion, this condition shall nonetheless be deemed satisfied if Bingham McCutchen LLP renders such opinion to Parent (it being agreed that Parent and the Company shall each provide reasonable cooperation, including making reasonable and customary representations, to Bingham McCutchen LLP or Cooley Godward Kronish LLP, as the case may be, to enable them to render such opinion and that counsel shall be entitled to rely on such representations and such assumptions as they deem appropriate in rendering such opinion); and

(i) an opinion of Bingham McCutchen LLP, the form of which is attached hereto as Exhibit F.

7.5 No Material Adverse Change. Since the date of this Agreement there has not occurred any event, circumstance or other matter that, considered individually or considered collectively with any other event or events, circumstance or circumstances, or matter or matters occurring since the date of this Agreement, has had a Material Adverse Effect on the Company or would reasonably be expected to have a Material Adverse Effect on the Company.

7.6 No Other Litigation. There shall not be pending any Legal Proceeding initiated by any Governmental Body (a) which would reasonably be expected to have a Material Adverse Effect on the Company; (b) challenging or seeking to restrain or prohibit the consummation of the Merger or any of the other transactions contemplated by this Agreement; (c) relating to the Merger and seeking to obtain from Parent or any Parent Subsidiary, or the Company or any Company Subsidiary, any damages or other relief that may be material to Parent; (d) seeking to prohibit or limit in any material respect Parent’s ability to vote, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of the Company or any Company Subsidiary; or (e) which, if unfavorably adjudicated, would materially and adversely affect the right of Parent or the Surviving Corporation to own the assets or operate the business of the Company or any of its Subsidiaries.

7.7 Bridge Notes. The principal and all accrued interest on the Bridge Notes shall have been converted into shares of Series C Preferred Stock.

7.8 Bridge Note and Warrant Offering. The Company shall have completed the offering to the stockholders of the Company described in Section 3 of that certain Bridge Letter Agreement dated December 6, 2006 by and among the Company and the holders of Company Preferred Stock appearing as signatories thereto (the “Bridge Letter Agreement”) and all time periods set forth in Section 3 of the Bridge Letter Agreement related to such offering shall have expired.

7.9 Increase in Authorized Stock. The Company shall have taken all actions and received all consents and approvals necessary to increase its authorized shares of Company Common Stock and Series C Preferred Stock to comply with the provisions of Section 4.4 of the Bridge Letter Agreement.

7.10 Tax Matters. Parent shall have received either (a) from the Company a form of notice to the Internal Revenue Service in accordance with the requirements of Treasury Regulation Section 1.897-2(h) and in form and substance reasonably acceptable to Parent along with written authorization for Parent to deliver such notice form to the Internal Revenue Service on behalf of the Company upon the closing of the Merger or (b) certificates of non-foreign status as described in Section 5.11(c) in form and substance reasonably acceptable to Parent from holders of Company Common Stock and Company Preferred Stock representing at least 80% of the outstanding Company Common Stock and Company Preferred Stock (as a class, calculated on an as converted basis) immediately prior to the Effective Time.

8. CONDITIONS PRECEDENT TO OBLIGATIONS OF THE COMPANY.

The obligations of the Company to effect the Merger and otherwise consummate the transactions contemplated by this Agreement and the Related Agreements are subject to the satisfaction or written waiver by the Company, at or prior to the Closing, of the following conditions:

8.1 Accuracy of Representations. The representations and warranties of Parent and Merger Sub contained in this Agreement shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (A) in each case, or in the aggregate, where the failure to be true and correct would not reasonably be expected to have a Material Adverse Effect on Parent, or (B) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (A), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, (i) all “Material Adverse Effect” qualifications and other qualifications based on the word “material” contained in such representations and warranties shall be disregarded and (ii) any update of or modification to the Parent Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).

8.2 Performance of Covenants. All of the covenants and obligations that Parent and Merger Sub are required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.

8.3 Agreements and Documents. The Company shall have received:

(a) the Lockup Agreements in the form of Exhibit D, executed concurrently with the execution and delivery of this Agreement by each of Rho Management Trust II, Rho Management Trust III, Rho Management Partners L.P., HealthCare Ventures III, L.P., HealthCare Ventures IV, L.P., HealthCare Ventures V, L.P., and HealthCare Ventures VI, L.P., shall remain in full force and effect;

(b) the Escrow Agreement in the form of Exhibit E, executed by the Escrow Agent and Parent;

(c) a certificate signed on behalf of Parent by an executive officer of Parent representing and warranting that the conditions set forth in Section 8.1 and Section 8.2 have been duly satisfied (the “Parent Compliance Certificate”);

(d) certificates of good standing (or equivalent documentation) of each of Parent and Merger Sub in their jurisdictions of organization and the various foreign jurisdictions in which they are qualified, certified charter documents, certificates as to the incumbency of officers and the adoption of resolutions of the board of directors of Parent and Merger Sub authorizing the execution of this Agreement and the consummation of the transactions contemplated by this Agreement to be performed by Parent and Merger Sub; and

(e) a written opinion from Bingham McCutchen LLP, counsel to the Company, to the effect that the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code; provided that if Bingham McCutchen LLP does not render such opinion, this condition shall nonetheless be deemed satisfied if Cooley Godward Kronish LLP renders such opinion to the Company (it being agreed that Parent and the Company shall each provide reasonable cooperation, including making reasonable and customary representations, to Cooley Godward Kronish LLP or Bingham McCutchen LLP, as the case may be, to enable them to render such opinion and that counsel shall be entitled to rely on such representations and such assumptions as they deem appropriate in rendering such opinion).

8.4 No Material Adverse Change. Since the date of this Agreement there has not occurred any event, circumstance or other matter that, considered individually or considered collectively with any other event or events, circumstance or circumstances, or matter or matters occurring since the date of this Agreement, has had a Material Adverse Effect on Parent or would reasonably be expected to have a Material Adverse Effect on Parent.

8.5 No Other Litigation. There shall not be pending any Legal Proceeding initiated by any Governmental Body (a) challenging or seeking to restrain or prohibit the consummation of the Merger or any of the other transactions contemplated by this Agreement; or (b) seeking to prohibit or limit in any material respect the ability of the Company’s stockholders receiving Merger Consideration to vote, receive dividends with respect to or otherwise exercise ownership rights with respect to the Parent Common Stock.

9. TERMINATION.

9.1 Termination Events. This Agreement may be terminated prior to the Effective Time (whether before or after adoption of this Agreement by the Company’s stockholders and whether before or after approval of the issuance of Parent Common Stock in the Merger by Parent’s stockholders, unless otherwise specified below):

(a) by mutual written consent duly authorized by the boards of directors of Parent and the Company;

(b) by either Parent or the Company if the Merger shall not have been consummated by August 15, 2007; provided, however, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to any party whose action or failure to act has been a principal cause of the failure of the Merger to occur on or before such date and such action or failure to act constitutes a breach of this Agreement;

(c) by either Parent or the Company if a court of competent jurisdiction or other Governmental Body shall have issued a final and nonappealable order, decree or ruling, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger;

(d) by either Parent or the Company if (i) the Company Stockholders’ Meeting (including any adjournments and postponements thereof) shall have been held and completed and the Company’s stockholders shall have taken a final vote on a proposal to adopt this Agreement, and (ii) this Agreement shall not have been adopted at the Company Stockholders’ Meeting (and shall not have been adopted at any adjournment or postponement thereof) by the Required Company Stockholder Approval; provided, however, that the right to terminate this Agreement under this Section 9.1(d) shall not be available to the Company where the failure to obtain the Required Company Stockholder Approval shall have been caused by the action or failure to act of the Company and such action or failure to act constitutes a material breach by the Company of this Agreement;

(e) by either Parent or the Company if the Parent Stockholders’ Meeting (including any adjournments and postponements thereof) shall have been held and completed and Parent’s stockholders shall have taken a final vote on the issuance of shares of Parent Common Stock in the Merger and the issuance of Parent Common Stock in the Merger shall not have been approved at the Parent Stockholders’ Meeting (and shall not have been approved at any adjournment or postponement thereof) by the Required Parent Stockholder Approval; provided, however, that the right to terminate this Agreement under this Section 9.1(e) shall not be available to Parent where the failure to obtain the Required Parent Stockholder Approval shall have been caused by the action or failure to act of Parent and such action or failure to act constitutes a material breach by Parent of this Agreement;

(f) by the Company (at any time prior to the approval of the issuance of Parent Common Stock in the Merger by the Required Parent Stockholder Approval) if a Parent Triggering Event shall have occurred;

(g) by Parent (at any time prior to the approval of the Merger by the Required Company Stockholder Approval) if a Company Triggering Event shall have occurred;

(h) by the Company, upon a breach of any representation, warranty, covenant or agreement on the part of Parent or Merger Sub set forth in this Agreement, or if any representation or warranty of Parent or Merger Sub set forth in this Agreement shall have become inaccurate, in either case such that the conditions set forth in Section 8.1 or Section 8.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate, provided that if such inaccuracy in Parent’s or Merger Sub’s representations and warranties or breach by Parent or Merger Sub is curable by Parent or Merger Sub, then this Agreement shall not terminate pursuant to this Section 9.1(h) as a result of such particular breach or inaccuracy until the earlier of (i) the expiration of a 30 day period commencing upon delivery of written notice from the Company to Parent of such breach or inaccuracy and (ii) Parent or Merger Sub (as applicable) ceasing to exercise commercially reasonable efforts to cure such breach (it being understood that this Agreement shall not terminate pursuant to this Section 9.1(h) as a result of such particular breach or inaccuracy if such breach by Parent or Merger Sub is cured prior to such termination becoming effective); and

(i) by Parent, upon a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, or if any representation or warranty of the Company set forth in this Agreement shall have become inaccurate, in either case such that the conditions set forth in Section 7.1 or Section 7.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate, provided that if such inaccuracy in the Company’s representations and warranties or breach by the Company is curable by the Company then this Agreement shall not terminate pursuant to this Section 9.1(i) as a result of such particular breach or inaccuracy until the earlier of (i) the expiration of a 30 day period commencing upon delivery of written notice from Parent to the Company of such breach or inaccuracy and (ii) the Company ceasing to exercise commercially reasonable efforts to cure such breach (it being understood that this Agreement shall not terminate pursuant to this Section 9.1(i) as a result of such particular breach or inaccuracy if such breach by the Company is cured prior to such termination becoming effective).

9.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 9.1, this Agreement shall be of no further force or effect; provided, however, that (i) Section 4.1 (other than paragraph (b)), this Section 9.2, Section 9.3, and Section 11 shall survive the termination of this Agreement and shall remain in full force and effect, and (ii) the termination of this Agreement shall not relieve any party from any liability for any willful and material breach of any representation or warranty made as of the date of this Agreement or any covenant contained in this Agreement.

9.3 Expenses; Termination Fees.

(a) Except as set forth in this Section 9.3, all fees and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expenses, whether or not the Merger is consummated.

(b) If this Agreement is terminated by Parent or the Company pursuant to Section 9.1(e) and (y) at any time before the Parent Stockholders’ Meeting an Acquisition Proposal with respect to Parent shall have been publicly announced, disclosed or otherwise communicated to Parent’s board of directors and stockholders and (z) within six months after the termination of this Agreement, Parent enters into any agreement for a Change of Control Transaction or consummates a Change of Control Transaction, then Parent shall pay to the Company, within seven business days after the earlier of entering into such agreement or such consummation, a nonrefundable fee in an amount equal to $6,000,000.

(c) If this Agreement is terminated by Parent or the Company pursuant to Section 9.1(d) and (y) at any time before the Company Stockholders’ Meeting an Acquisition Proposal with respect to the Company shall have been publicly announced, disclosed or otherwise communicated to the board of directors of the Company and stockholders of the Company and (z) within six months after the termination of this Agreement, the Company enters into any agreement for a Change of Control Transaction or consummates a Change of Control Transaction, then the Company shall pay to Parent, within seven business days after the earlier of entering into such agreement or such consummation, a nonrefundable fee in an amount equal to $6,000,000.

(d) If this Agreement is terminated by Parent or the Company pursuant to Section 9.1(e) and (y) at any time before the Parent Stockholders’ Meeting an Acquisition Proposal with respect to Parent shall have been publicly announced, disclosed or otherwise communicated to Parent’s board of directors and stockholders (any such Acquisition Proposal with respect to Parent that shall have been so publicly announced, disclosed or otherwise communicated at any time before the Parent Stockholders’ Meeting, an “Applicable Parent Acquisition Proposal”) and (z) within six months after the termination of this Agreement, Parent enters into any agreement for an Acquisition Transaction or consummates an Acquisition Transaction with any Person that made an Applicable Parent Acquisition Proposal or any of its Affiliates, then Parent shall pay to the Company all Expenses of the Company within seven (7) business days after delivery by the Company to Parent of a demand for payment and an itemization setting forth in reasonable detail all Expenses of the Company, unless Parent has previously paid to the Company the fee required by Section 9.3(b).

(e) If this Agreement is terminated by Parent or the Company pursuant to Section 9.1(d) and (y) at any time before the Company Stockholders’ Meeting an Acquisition Proposal with respect to Company shall have been publicly announced, disclosed or otherwise communicated to the board of directors of the Company and stockholders of the Company (any such Acquisition Proposal with respect to the Company that shall have been so publicly announced, disclosed or otherwise communicated at any time before the Company Stockholders’ Meeting, an “Applicable Company Acquisition Proposal”) and (z) within six months after the termination of this Agreement, the Company enters into any agreement for an Acquisition Transaction or consummates an Acquisition Transaction with any Person that made an Applicable Company Acquisition Proposal or any of its Affiliates, then the Company shall pay to Parent all Expenses of Parent within seven (7) business days after delivery by Parent to the Company of a demand for payment and an itemization setting forth in reasonable detail all Expenses of Parent, unless the Company has previously paid to Parent the fee required by Section 9.3(c).

(f) If either party fails to pay when due any amount payable by such party under Section 9.3(b), (c), (d) or (e), then (i) such party shall reimburse the other party for reasonable costs and expenses (including reasonable fees and disbursements of counsel) incurred in connection with the collection of such overdue amount and the enforcement by the other party of its rights under this Section 9.3, and (ii) such party shall pay to the other party interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to the other party in full) at a rate per annum equal to the “prime rate” (as announced by Bank of America or any successor thereto) in effect on the date such overdue amount was originally required to be paid.

10. INDEMNIFICATION, ETC.

10.1 Survival of Representations, Etc.

(a)(i) The representations and warranties made by the Company in this Agreement shall survive the Closing for a period of 12 months from the Closing Date (the 12-month period during which the Company’s representations and warranties survive being herein referred to as the “Escrow Claim Period”); provided, however, that if, at any time prior to the end of the Escrow Claim Period, any Indemnitee delivers to the Company Stockholders’ Representative a written notice alleging in good faith the existence of an inaccuracy in or a breach of any of the representations and warranties made by the Company in Section 2 of this Agreement (and setting forth in reasonable detail the basis for such Indemnitee’s belief that such an inaccuracy or breach may exist) and asserting in good faith a claim for recovery under Section 10.2 based on such alleged inaccuracy or breach (which notice, the parties acknowledge and agree, may be in the form of a Claim Notice, the contents and delivery of which satisfy the content and delivery requirements of an Escrow Claim Notice pursuant to Section 10.5 below, or an Escrow Claim Notice (as defined below)), then the representation or warranty underlying the claim asserted in such notice shall survive the end of the Escrow Claim Period until such time as such claim is fully and finally resolved and a number of the Base Escrow Shares equal to the quotient of (i) the amount of Damages sought by the Indemnitee in good faith divided by (ii) the Exchange Ratio Price shall continue to be held in escrow pursuant to the terms of Section 10. All representations and warranties made by Parent and Merger Sub shall terminate and expire as of the Effective Time, and any liability of Parent and Merger Sub with respect to such representations and warranties shall thereupon cease. All of the covenants, agreements and obligations of the parties contained in this Agreement shall survive (y) until fully performed or fulfilled, unless non-compliance with such covenants, agreements or obligations is waived in writing by the party or parties entitled to such performance or (z) if not fully performed or fulfilled, until the expiration of the relevant statute of limitations.

(b) The representations, warranties, covenants and obligations of the Company, and the rights and remedies that may be exercised by the Indemnitees, shall not be limited or otherwise affected by or as a result of any information furnished to, or any investigation made by or knowledge of, any of the Indemnitees or any of their Representatives. The parties hereto recognize and agree that the representations and warranties also operate as bargained for promises and risk allocation devices and that, accordingly, any party’s knowledge, and the waiver of any condition based on the accuracy of any representation or warranty, or on the performance of or compliance with any covenant or obligation, shall not affect the right to indemnification or payment of Damages pursuant to this Section 10.

10.2 Indemnification.

(a) From and after the Closing Date (but subject to Section 10.1(a)), each Indemnitee shall be held harmless and shall be indemnified from and against, and shall be compensated, reimbursed and paid for, any Damages which are suffered or incurred by any Indemnitee or to which any Indemnitee may otherwise become subject (regardless of whether or not such Damages relate to any third-party claim) and which arise from or as a result of: (i) any inaccuracy in or breach or inaccuracy or breach alleged by a third party of any representation or warranty of the Company set forth in Section 2 of this Agreement (without giving effect to any “Material Adverse Effect” or other materiality qualification contained or incorporated directly or indirectly in such representation or warranty); (ii) any breach or breach alleged by a third party of any covenant or obligation of the Company set forth in this Agreement and required to be performed before the Closing Date (including the covenants set forth in Sections 4 and 5); (iii) any demands by holders of capital stock of the Company under Section 262 of the DGCL, but only for fees and costs incurred in connection with appraisal proceedings and the extent, if any, to which the consideration paid to the holders of Dissenting Shares exceeds the Merger Consideration that otherwise would have been payable with respect to such Dissenting Shares pursuant to Section 1.5(a); and (iv) any Legal Proceeding relating to any inaccuracy or breach of the type referred to in clauses (i) or (ii) above (including any Legal Proceeding commenced by any Indemnitee for the purpose of enforcing any of its rights under this Section 10 if an Indemnitee is the prevailing party therein).

(b) In the event the Surviving Corporation suffers, incurs or otherwise becomes subject to any Damages as a result of any inaccuracy in or breach or inaccuracy or breach alleged by a third party of any representation, warranty, covenant or obligation, then (without limiting any of the rights of the Surviving Corporation as an Indemnitee) Parent shall also be deemed, by virtue of its ownership of the stock of the Surviving Corporation to have incurred Damages as a result of such inaccuracy or breach.

(c) Notwithstanding anything in this Agreement to the contrary, no Indemnitee shall be entitled to indemnification pursuant to Section 10.2(a)(i) for any inaccuracy in or breach of representations and warranties or breach of any covenant in Section 4.1(b) (other than any breach of Section 4.1(b) that involves a breach of the Confidentiality Agreement or any willful breach of any covenant in Section 4.1(b)): (i) unless the total Damages arising from such inaccuracy in or breach exceeds $50,000 (with any such inaccuracy or breach that gives rise to total Damages of less than $50,000 being referred to herein as a “Minor Claim”) and (ii) with respect to all such inaccuracies or breaches that are not Minor Claims (“Major Claim”) unless and to the extent that the total Damages arising from all Major Claims from all Indemnitees exceeds $1,000,000 and then only to the extent of such excess.

(d) Subject to Section 10.2(c), in the event any Indemnitee shall suffer any Damages for which such Indemnitee is entitled to indemnification under this Section 10, such Indemnitee shall be entitled to recover such Damages by obtaining that number of Base Escrow Shares equal in value (as determined in accordance with Section 10.5) to the aggregate amount of such Damages; provided, however, the sole and exclusive remedy of any Indemnitee from and after the Closing Date for any claims under or relating to this Agreement (except for fraud) shall be to the Base Escrow Shares or, with respect to any required Parent Reimbursement (as defined in Section 10.4(d)) only, the Second Escrow Shares.

10.3 No Contribution. The Company stockholders (in their capacity as stockholders) shall not have and shall not exercise or assert (or attempt to exercise or assert), any right of contribution, right of indemnity or other right or remedy against the Surviving Corporation in connection with any indemnification obligation or any other liability to which such stockholders may become subject under this Agreement.

10.4 Defense of Third Party Claims.

(a) In the event of the assertion or commencement by any Person of any claim or Legal Proceeding (whether against the Surviving Corporation, against Parent or against any other Person) with respect to which any of the Indemnitees may be entitled to indemnification or any other remedy pursuant to this Section 10 (other than with respect to a Parent Reimbursement set forth in Section 10.4(d)), Parent shall promptly give the Company Stockholders’ Representative and the Escrow Agent written notice (a “Claim Notice”) of such claim (a “Claim”) or Legal Proceeding; provided, however, that any failure on the part of Parent to so notify the Company Stockholders’ Representative shall not limit any of the Indemnitees’ rights to indemnification under this Section 10 (except to the extent the indemnifying party did not otherwise learn of such Claim or Legal Proceeding and such failure results in the forfeiture by the indemnifying party of substantial rights and defenses). If the contents and delivery of a Claim Notice satisfy the content and delivery requirements of an Escrow Claim Notice (as defined in Section 10.5 below) pursuant to Section 10.5 below, then such Claim Notice shall also be deemed to be an Escrow Claim Notice. Parent shall have the right, at its election, to proceed with the defense of such Claim or Legal Proceeding on its own. If Parent proceeds with the defense of any such Claim or Legal Proceeding, it shall so notify the Company Stockholders’ Representative in the Claim Notice and all reasonable and fully documented expenses relating to the defense of such Claim or Legal Proceeding shall be, subject to the procedures set forth below in Section 10.5 below, recovered by Parent by obtaining that number of Base Escrow Shares equal in value (as determined in accordance with Section 10.5) to the aggregate amount of such expenses. In addition, if Parent proceeds with the defense of any such Claim or Legal Proceeding, Parent will take all necessary steps to contest the Claim or Legal Proceeding involving third parties or to prosecute such Claim or Legal Proceeding to conclusion or settlement, and will notify the Company Stockholders’ Representative of the progress of any such Claim or Legal Proceeding, will permit the Company Stockholders’ Representative, at the sole cost of the Company Stockholders’ Representative (subject to the provisions of Section 10.4(d)), to participate in such prosecution or defense and will provide the Company Stockholders’ Representative with reasonable access to all relevant information and documentation relating to the Claim or Legal Proceeding and the prosecution or defense thereof.

(b) Within ten (10) days of delivery of the Claim Notice, if Parent has not elected to proceed with the defense of such Claim or Legal Proceeding on its own, the Company Stockholders’ Representative may elect (by written notice delivered to Parent) to take all necessary steps properly to contest any Claim or Legal Proceeding involving third parties or to prosecute such Claim or Legal Proceeding to conclusion or settlement. If the Company Stockholders’ Representative makes the foregoing election, an Indemnitee will have the right to participate at its own expense in all proceedings. If the Company Stockholders’ Representative does not make such election within such period or fails to diligently contest such Claim or Legal Proceeding after such election, then the Indemnitee shall be free to handle the prosecution or defense of any such Claim or Legal Proceeding, and will take all necessary steps to contest the Claim or Legal Proceeding involving third parties or to prosecute such Claim or Legal Proceeding to conclusion or settlement, and will notify the Company Stockholders’ Representative of the progress of any such Claim or Legal Proceeding, will permit the Company Stockholders’ Representative, at the sole cost of the Company Stockholders’ Representative (subject to the provisions of Section 10.4(d)), to participate in such prosecution or defense and will provide the Company Stockholders’ Representative with reasonable access to all relevant information and documentation relating to the Claim or Legal Proceeding and the prosecution or defense thereof. If any Indemnitee proceeds with the defense of any such Claim or Legal Proceeding in these circumstances, all such Indemnitee’s reasonable and reasonably documented expenses relating to the defense of such Claim or Legal Proceeding shall be, subject to the procedures set forth below in Section 10.5, recovered by obtaining that number of Base Escrow Shares equal in value (as determined in accordance with Section 10.5) to the aggregate amount of such expenses.

(c) No party will compromise or settle any such Claim or Legal Proceeding without the written consent of either Parent (if the Company Stockholders’ Representative defends the Claim or Legal Proceeding) or the

Company Stockholders’ Representative (if Parent or other Indemnitees defend the Claim or Legal Proceeding), such consent not to be unreasonably withheld. In any case, the party not in control of the Claim or Legal Proceeding will cooperate with the other party in the conduct of the prosecution or defense of such Claim or Legal Proceeding.

(d) The reasonable costs and expenses of the Company Stockholders’ Representative, including reasonable fees and disbursement of counsel, in taking any action required or permitted to be taken under this Section 10 (the “Representative Expenses”) shall be paid or reimbursed by Parent in an amount up to $100,000 (the “Representative Reimbursement”) promptly from time to time following the delivery by the Company Stockholders’ Representative to Parent of an invoice or other request for payment or reimbursement setting forth in reasonable detail, in a manner reasonably acceptable to Parent, the Representative Expenses (a “Reimbursement Request”). Parent shall be entitled to obtain reimbursement for any of the Representative Expenses paid by Parent, which reimbursement to Parent shall be made solely in the form of Second Escrow Shares (a “Parent Reimbursement”). Notwithstanding any other provisions of this Agreement, Parent’s entitlement to the Parent Reimbursement shall be subject only to Parent’s payment of the Representative Expenses and the other terms of this Section 10.4(d). All of Parent’s obligations set forth in this Section 10.4(d) shall be of no further force and effect following the time all Second Escrow Shares have been released from escrow pursuant to Section 1.10 of this Agreement or the time when the Company Stockholders’ Representative has delivered a Reimbursement Request the value of which exceeds the value of the remaining Second Escrow Shares calculated in the manner set forth below. The number of Second Escrow Shares to be released from escrow to Parent in connection with a Parent Reimbursement under this Section 10.4(d) shall be determined by dividing (i) the dollar amount of the aggregate Representative Expenses set forth in any Reimbursement Request by (ii) the Exchange Ratio Price. Upon Parent’s payment of any portion of the Representative Reimbursement, the Company Stockholders’ Representative and Parent shall execute a joint instruction letter to the Escrow Agent that specifies the amount of Second Escrow Shares to be released from escrow. Notwithstanding any other provisions of this Agreement, under no circumstances shall any Second Escrow Shares be available to satisfy any indemnification claims pursuant to this Section 10 (other than the Parent Reimbursement set forth in this Section 10.4(d)).

10.5 Claims Upon Escrow Shares.

(a) In order to seek indemnification under this Section 10 (other than pursuant to Section 10.4(d)), if any Indemnitee has or claims in good faith to have incurred or suffered Damages for which it is or may be entitled to indemnification, compensation or reimbursement under this Section 10, such Indemnitee may, on or prior to the date that the Escrow Claim Period expires, deliver a claim notice (an “Escrow Claim Notice”) to the Company Stockholders’ Representative and to the Escrow Agent. Each Escrow Claim Notice shall state that such Indemnitee believes in good faith that there is or has been an inaccuracy in or breach of a representation, warranty or covenant contained in this Agreement or that such Indemnitee is otherwise entitled to indemnification, compensation or reimbursement under this Section 10, shall contain a reasonably detailed description of the circumstances supporting such Indemnitee’s good faith belief that there is or has been such an inaccuracy in or breach or that such Indemnitee is so entitled to indemnification, compensation or reimbursement and shall contain a good faith, non-binding, preliminary estimate of the amount of Damages such Indemnitee claims to have so incurred or suffered (the “Claimed Amount”).

(b) Within 30 calendar days after receipt by the Company Stockholders’ Representative of an Escrow Claim Notice, the Company Stockholders’ Representative may deliver to the Indemnitee who delivered the Escrow Claim Notice and to the Escrow Agent a written response (the “Response Notice”) in which the Company Stockholders’ Representative: (i) agrees that Base Escrow Shares in an amount equal to the quotient of (A) the full Claimed Amount divided by (B) the Exchange Ratio Price (the “Full Escrow Share Amount”) may be released from the Escrow Account to the Indemnitee; (ii) agrees that Base Escrow Shares in an amount equal to the quotient of (C) part, but not all, of the Claimed Amount (the “Agreed Amount”) divided by (D) the Exchange Ratio Price (the “Partial Escrow Share Amount”) may be released to the Indemnitee; or (iii) indicates that no part of the Base Escrow Shares may be released to the Indemnitee in respect of the Claimed Amount. Any part of the Claimed Amount that is not agreed to be released to the Indemnitee in accordance with the preceding sentence pursuant to the Response Notice shall be the “Contested Amount.” If a Response Notice is not received by the Escrow Agent within such 30-calendar day period, then the Company Stockholders’ Representative shall be conclusively deemed to have agreed that the Full Escrow Share Amount may be released to the Indemnitee.

(c) If the Company Stockholders’ Representative delivers a Response Notice agreeing that the Full Escrow Share Amount may be released to the Indemnitee, or if the Company Stockholders’ Representative does not deliver a Response Notice on a timely basis in accordance with Section 10.5(b) above, the Escrow Agent shall within five business days following the receipt of such Response Notice (or, if the Escrow Agent has not received a Response Notice, within five business days following the expiration of the 30-calendar day period referred to in Section 10.5(b) above), deliver to such Indemnitee such Full Escrow Share Amount. Such delivery shall be deemed to be made in full satisfaction of the claim described in such Escrow Claim Notice.

(d) If the Company Stockholders’ Representative delivers a Response Notice agreeing that a Partial Escrow Share Amount may be released to the Indemnitee, the Escrow Agent shall, within five business days following the receipt of such Response Notice, deliver to such Indemnitee Base Escrow Shares in an amount equal to the applicable Partial Escrow Share Amount. Such delivery shall not be deemed to be made in full satisfaction of the claim described in such Escrow Claim Notice, but shall count toward the satisfaction of the claim described in such Escrow Claim Notice.

(e) If the Company Stockholders’ Representative delivers a Response Notice indicating that there is a Contested Amount, the Company Stockholders’ Representative and the Indemnitee shall attempt in good faith to resolve the dispute related to the Contested Amount. If the Indemnitee and the Company Stockholders’ Representative resolve such dispute, such resolution shall be binding on all of the Company’s stockholders and such Indemnitee and a settlement agreement shall be signed by such Indemnitee and the Company Stockholders’ Representative and sent to the Escrow Agent. The Escrow Agent shall, within five business days following the receipt of such settlement agreement, deliver to such Indemnitee Base Escrow Shares in an amount stated in such settlement agreement. Unless and until the Escrow Agent shall receive written notice that any such dispute has been resolved by the Indemnitee and the Company Stockholders’ Representative, the Escrow Agent may assume without inquiry that such dispute has not been resolved.

(f) If the Company Stockholders’ Representative and the Indemnitee are unable to resolve the dispute relating to any Contested Amount within 60 calendar days after the delivery of the Escrow Claim Notice (the “Initial Resolution Period”), then either Parent or the Company Stockholders’ Representative may demand arbitration of any matter set forth in the applicable Escrow Claim Notice. The matter shall be settled by arbitration conducted by one arbitrator mutually agreeable to Parent and the Company Stockholders’ Representative. In the event that, within thirty days after submission of any dispute to arbitration, Parent and the Company Stockholders’ Representative cannot mutually agree on one arbitrator, then the parties shall arrange for the American Arbitration Association to designate a single arbitrator in accordance with the rules of the American Arbitration Association.

(g) Any such arbitration shall be held in San Diego, California, under the rules and procedures then in effect of the American Arbitration Association. The arbitrator shall determine how all expenses relating to the arbitration shall be paid, including the respective expenses of each party, the fees of the arbitrator and the administrative fee of the American Arbitration Association. The arbitrator shall set a limited time period and establish procedures designed to reduce the cost and time for discovery while allowing Parent and the Company Stockholders’ Representative an opportunity, adequate in the sole judgment of the arbitrator to discover relevant information from the opposing parties about the subject matter of the dispute. The arbitrator shall rule upon motions to compel or limit discovery and shall have the authority to impose sanctions, including attorneys’ fees and costs, to the same extent as a competent court of law or equity, should the arbitrator determine that discovery was sought without substantial justification or that discovery was refused or objected to without substantial justification. The decision of the arbitrator as to the validity and amount of any indemnification claim in such Escrow Claim Notice and the amount, if any, of Base Escrow Shares to be released from escrow based on such indemnification claims shall be subject to the limitations set forth in this Agreement and final, binding and conclusive upon the parties. Unless Parent and the Company Stockholders’ Representative agree otherwise, the number of Base Escrow Shares, if any, to be released from escrow based on an indemnification claim hereunder that has been arbitrated shall be determined by dividing (i) the dollar amount of the claims determined valid by the arbitrator by (ii) the Exchange Ratio Price. Following the arbitrator’s decision as to the amount, if any, of Base Escrow Shares to be released from escrow based on the aforementioned indemnification claims, if the arbitrator shall have decided that Base Escrow Shares are to be released from escrow, the arbitrator shall deliver an instruction letter to the Escrow Agent that specifies the amount of Base Escrow Shares to be released from escrow (an “Arbitrator Release Notice”). If the arbitrator delivers an Arbitrator Release Notice to the Escrow Agent, the Escrow Agent shall within five business days following the receipt of such Arbitrator Release Notice deliver to the appropriate Indemnitee(s) the Base Escrow Shares indicated in the Arbitrator Release Notice. Such delivery shall be deemed to be made in full satisfaction of the claim or claims brought before the arbitrator. The decision of the arbitrator described above shall be written and shall be supported by written findings of fact and conclusions which shall set forth the award, judgment, decree or order awarded by the arbitrator. All payments required by the arbitrator shall be made within thirty days after the decision of the arbitrator is rendered. Judgment upon any award rendered by the arbitrator may be entered in any court having jurisdiction.

(h) Any Base Escrow Shares that remain in escrow following the expiration of the Escrow Claim Period and full and final resolution of any claims that survive the Escrow Claim Period pursuant to Section 10.1(a) above shall be distributed to the former stockholders of the Company in accordance with Section 1.10(c).

10.6 Character of Payments. To the extent permitted by applicable law, the parties agree that any indemnification payments (and/or adjustments) made with respect to this Agreement shall be treated for all Tax purposes as an adjustment to the purchase price.

11. MISCELLANEOUS PROVISIONS.

11.1 Company Stockholders’ Representative.

(a) The stockholders of the Company, by adopting this Agreement and the transactions contemplated hereby, hereby irrevocably appoint William Lese as their agent and attorney-in-fact for purposes of Section 1.5(a), Section 1.10 and Section 10 and otherwise under this Agreement and for purposes of the Escrow Agreement (the “Company Stockholders’ Representative”), and consent to the taking by the Company Stockholders’ Representative of any and all actions and the making of any decisions required or permitted to be taken by such representative under this Agreement and the Escrow Agreement (including, without limitation, the exercise of the power to authorize delivery to Parent of the Escrow Shares in satisfaction of claims by Parent or otherwise, agree to, negotiate, enter into settlements and compromises of and demand arbitration, and comply with orders of courts and awards of arbitrators with respect to such claims or otherwise, resolve any claims made pursuant to Section 1.5(a), Section 1.10 and Section 10 or otherwise under this Agreement or pursuant to the Escrow Agreement, and to take all actions necessary in the judgment of the Company Stockholders’ Representative for the accomplishment of the foregoing). By the Company Stockholders’ Representative’s execution of the Escrow Agreement, William Lese hereby accepts appointment as the Company Stockholders’ Representative for purposes of Section 1.5(a), Section 1.10 and Section 10 and otherwise under this Agreement and for purposes of the Escrow Agreement. Parent shall be entitled to deal exclusively with the Company Stockholders’ Representative on all matters relating to Section 1.5(a), Section 1.10 and Section 10 and otherwise under this Agreement or relating to the Escrow Agreement, and shall be entitled to rely conclusively (without further evidence of any kind whatsoever) on any document executed or purported to be executed on behalf of any Company stockholder by the Company Stockholders’ Representative, and on any other action taken or purported to be taken on behalf of any Company stockholder by the Company Stockholders’ Representative, as fully binding upon such Company stockholder. If the Company Stockholders’ Representative shall die, become disabled, resign or otherwise be unable to fulfill such representative’s responsibilities as agent of the Company stockholders, then the Company stockholders who hold capital stock of the Company immediately prior to the Merger (the “former Company stockholders”) may, by majority vote on the basis of shares of the Company

Common Stock and Company Preferred Stock, voting together as a single class, held by such former Company stockholders as of immediately prior to the Effective Time and on an as-converted basis (such majority, the “Majority Stockholders”), within 20 days after such death or disability or resignation, appoint a successor agent and, promptly thereafter, shall notify Parent of the identity of such successor. Any such successor shall become the “Company Stockholders’ Representative” for purposes of Section 1.5(a), Section 1.10, Section 10, this Section 11.1 and otherwise under this Agreement and for purposes of the Escrow Agreement. If for any reason there is no Company Stockholders’ Representative at any time, all references herein to the Company Stockholders’ Representative shall be deemed to refer to the former Company stockholders. The power of attorney granted hereunder is coupled with an interest and is irrevocable. All actions, decisions and instructions of the Company Stockholders’ Representative shall be conclusive and binding upon all of the former Company stockholders, and Parent and the Surviving Corporation shall be entitled to rely thereon without any investigation or inquiry.

(b) The Company Stockholders’ Representative shall have no liability to any former Company stockholder with respect to the execution of such representative’s duties and responsibilities, except with respect to gross negligence or willful misconduct. Each former Company stockholder hereby releases the Company Stockholders’ Representative from, and each former Company stockholder agrees to indemnify, severally and not jointly, to the extent of such former Company stockholder’s interest in the Escrow Shares (it being agreed and understood that such former Company stockholder shall have no further liability with respect to such indemnity), the Company Stockholders’ Representative against, liability for any action taken or not taken by him in his capacity as such agent, except for the liability of the Company Stockholders’ Representative to a former Company stockholder for loss which such former Company stockholder may suffer from the willful misconduct or gross negligence of the Company Stockholders’ Representative in carrying out his duties hereunder or under the Escrow Agreement.

(c) The Company Stockholders’ Representative shall not be required to take any action with respect to the execution of such representative’s duties and responsibilities hereunder unless he has reasonable assurance that he will paid for expenses in carrying out such duties and responsibilities.

(d) The Company Stockholders’ Representative may resign from the position as Company Stockholders’ Representative at any time upon not less than 30 days notice to the Parent and to the Majority Stockholders. If the Majority Stockholders do not designate a replacement for the Company Stockholders’ Representative in accordance with Section 11.1(a), then the Majority Stockholders may take all actions delegated to the Company Stockholders’ Representative hereunder and all such actions shall be binding on the former Company stockholders.

11.2 Further Assurances. Each party hereto shall execute and cause to be delivered to each other party hereto such instruments and other documents, and shall take such other actions, as such other party may reasonably request (prior to, at or after the Closing) for the purpose of carrying out or evidencing any of the transactions contemplated by this Agreement.

11.3 Attorneys’ Fees. If any action or proceeding relating to this Agreement or the enforcement of any provision of this Agreement is brought against any party hereto, the prevailing party shall be entitled to recover reasonable attorneys’ fees, costs and disbursements (in addition to any other relief to which the prevailing party may be entitled).

11.4 Notices. Any notice or other communication required or permitted to be delivered to any party under this Agreement shall be in writing and shall be deemed properly delivered, given and received when delivered (by hand, by registered mail, by courier or express delivery service or by facsimile) to the address or facsimile telephone number set forth beneath the name of such party below (or to such other address or facsimile telephone number as such party shall have specified in a written notice given to the other parties hereto):

if to Parent:

DIVERSA CORPORATION

4955 Directors Place

San Diego, CA 92121

Attn: Anthony E. Altig

Fax: (858) 526-5553

with copy to (which copy shall not constitute notice):

COOLEY GODWARD KRONISH LLP

4401 Eastgate Mall

San Diego, CA 92121

Attn: Matthew T. Browne, Esq.

Fax: (858) 550-6420

if to the Company:

CELUNOL CORP.

55 Cambridge Parkway

Cambridge, MA 02142

Attn: John A. McCarthy, Jr.

Fax: (617) 551-1196

with a copy to (which copy shall not constitute notice):

BINGHAM MCCUTCHEN LLP

150 Federal Street

Boston, MA 02110-1726

Attn: John R. Utzschneider, Esq.

Fax: (617) 951-8736

if to the Company Stockholders’ Representative:

WILLIAM LESE

c/o Braemar Energy Ventures, LP

340 Madison Avenue, 18th Floor

New York, NY 10017

Fax:(212) 210-5788

11.5 Time of the Essence. Time is of the essence of this Agreement.

11.6 Headings. The headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

11.7 Counterparts. This Agreement may be executed in several counterparts, each of which shall constitute an original and all of which, when taken together, shall constitute one agreement.

11.8 Governing Law; Jurisdiction and Venue.

(a) This Agreement shall be construed in accordance with, and governed in all respects by, the internal laws of the State of Delaware (without giving effect to principles of conflicts of laws).

(b) Except as set forth in Section 10.5, any legal action or other legal proceeding relating to this Agreement or the enforcement of any provision of this Agreement shall be brought or otherwise commenced exclusively in any state or federal court located in Delaware. The Company and Parent each:

(i) expressly and irrevocably consents and submits to the jurisdiction of each state and federal court located in Delaware (and each appellate court located in the State of Delaware), in connection with any legal proceeding;

(ii) agrees that service of any process, summons, notice or document by U.S. mail addressed to it at the address set forth in Section 11.4 shall constitute effective service of such process, summons, notice or document for purposes of any such legal proceeding;

(iii) agrees that each state and federal court located in Delaware, shall be deemed to be a convenient forum; and

(iv) agrees not to assert (by way of motion, as a defense or otherwise), in any such legal proceeding commenced in any state or federal court located in Delaware, any claim by either the Company or Parent that it is not subject personally to the jurisdiction of such court, that such legal proceeding has been brought in an inconvenient forum, that the venue of such proceeding is improper or that this Agreement or the subject matter of this Agreement may not be enforced in or by such court.

11.9 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their successors and assigns (if any). The Company shall not, and prior to the Effective Time Parent shall not, assign this Agreement or any rights or obligations hereunder (by operation of law or otherwise) to any Person. After the Effective Time, Parent may freely assign any or all of its rights under this Agreement (including its rights under Section 10) and its obligations under this Agreement, in whole or in part, to any other Person without obtaining the consent or approval of any other party hereto or of any other Person, but no such assignment shall relieve Parent of its obligations hereunder. Successors to the Company Stockholders’ Representative shall be determined as provided in Section 11.1(a) of this Agreement.

11.10 Remedies Cumulative; Specific Performance. The rights and remedies of the parties hereto shall be cumulative (and not alternative). The parties to this Agreement agree that, in the event of any breach or threatened breach by any party to this Agreement of any covenant, obligation or other provision set forth in this Agreement for the benefit of any other party to this Agreement, such other party shall be entitled (in addition to any other remedy that may be available to it) to (a) a decree or order of specific performance or mandamus to enforce the observance and performance of such covenant, obligation or other provision, and (b) an injunction restraining such breach or threatened breach.

11.11 Waiver. Except as expressly set forth in this Agreement, no failure on the part of any Person to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Person in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. No Person shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Person; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

11.12 Amendments. This Agreement may not be amended, modified, altered or supplemented other than by means of a written instrument duly executed and delivered on behalf of all of the parties hereto.

11.13 Severability. In the event that any provision of this Agreement, or the application of any such provision to any Person or set of circumstances, shall be determined to be invalid, unlawful, void or unenforceable to any extent, the remainder of this Agreement, and the application of such provision to Persons or circumstances other than those as to which it is determined to be invalid, unlawful, void or unenforceable, shall not be impaired or otherwise affected and shall continue to be valid and enforceable to the fullest extent permitted by law.

11.14 Parties in Interest. Except for the provisions of Sections 1.5(a), 1.10(c), 5.12, 10 and 11.1, none of the provisions of this Agreement is intended to provide any rights or remedies to any Person other than the parties hereto and their respective successors and assigns (if any).

11.15 Entire Agreement. This Agreement and the Related Agreements set forth the entire understanding of the parties hereto relating to the subject matter hereof and thereof and supersede all prior agreements and understandings among or between any of the parties relating to the subject matter hereof and thereof; provided, however, that the Confidentiality Agreement shall not be superseded by this Agreement and shall remain in effect in accordance with its terms.

11.16 Construction.

(a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include the masculine and feminine genders.

(b) The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

(c) As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d) Except as otherwise indicated, all references in this Agreement to “Sections” and “Exhibits” are intended to refer to Sections of this Agreement and Exhibits to this Agreement.

The parties hereto have caused this Agreement to be executed and delivered as of the date first set forth above.

DIVERSA CORPORATION, a Delaware corporation

By:	/S/ EDWARD T. SHONSEY
Name:	Edward T. Shonsey
Title:	CEO

CONCORD MERGER SUB, INC., a Delaware corporation

By:	/S/ EDWARD T. SHONSEY
Name:	Edward T. Shonsey
Title:	CEO

CELUNOL CORP., a Delaware corporation

By:	/S/ CARLOS RIVA
Name:	Carlos Riva
Title:	CEO

COMPANY STOCKHOLDERS’ REPRESENTATIVE,

By:	/S/ WILLIAM LESE
WILLIAM LESE

[SIGNATURE PAGE TO MERGER AGREEMENT]

EXHIBIT A

CERTAIN DEFINITIONS

For purposes of the Agreement (including this Exhibit A):

“Acquisition Inquiry” shall mean, with respect to the Company or Parent, an inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted by the Company, on the one hand or Parent, on the other hand, to the other party) that could reasonably be expected to lead to an Acquisition Proposal with such party.

“Acquisition Proposal” shall mean, with respect to the Company or Parent, any offer or proposal (other than an offer or proposal made or submitted by the Company, on the one hand or Parent, on the other hand to the other party) contemplating or otherwise relating to any Acquisition Transaction with such party.

“Acquisition Transaction” shall mean any transaction or series of transactions involving:

(a) any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities (except as provided below), acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction: (i) in which Parent or the Company is a constituent corporation; (ii) in which a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than 15% of the outstanding securities of any class of voting securities of Parent or the Company, as the case may be, or any of its Subsidiaries; or (iii) in which Parent of the Company, as the case may be, or any of its Subsidiaries issues securities representing more than 15% of the outstanding securities of any class of voting securities of such party or any of its Subsidiaries, except, however, in each case, for any issuance of securities or series of issuances of securities by Parent at any time (a “Parent Issuance”) or any issuance of securities or series of issuances of securities by the Company following termination of this Agreement (a “Company Issuance”), which (A), in the case of either a Parent Issuance or a Company Issuance, is for strictly capital-raising purposes and other than in connection with any license or partnership agreement, joint venture, alliance, collaboration, development agreement or any other such agreement or transaction that involves any transfer of rights to technology or intellectual property or any other transfer or sharing of other resources or personnel, and (B) in the case of a Company Issuance, does not result in any Person or “group” (excluding a “group” consisting of existing stockholders of the Company as of the date of this Agreement) (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquiring beneficial or record ownership of securities representing more than 50% of the outstanding voting securities of the Company or any of its Subsidiaries;

(b) any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for: (i) 15% or more of the consolidated net revenues of Parent or the Company, as the case may be, and its Subsidiaries, taken as a whole, consolidated net income of Parent or the Company, as the case may be, and its Subsidiaries, taken as a whole, or consolidated book value of the assets of Parent or the Company, as the case may be, and its Subsidiaries, taken as a whole; or (ii) 15% or more of the fair market value of the assets of Parent or the Company, as the case may be, and its Subsidiaries, taken as a whole; or

(c) any liquidation or dissolution of Parent or the Company, as the case may be, or any of their respective Subsidiaries.

“Affiliate” shall mean, with respect to any Person, any other Person, directly or indirectly, controlling, controlled by or under common control with such Person.

“Aggregate Escrow Non-Preferred Shares” shall mean the number of shares of Parent Common Stock equal to the sum of (a) the Series A Escrow Non-Preferred Shares plus (b) the Series C Escrow Non-Preferred Shares plus (c) the Common Escrow Shares.

“Agreement” shall mean the Agreement and Plan of Merger and Reorganization to which this Exhibit A is attached (including the Company Disclosure Schedule and Parent Disclosure Schedule), as it may be amended from time to time.

“Applicable Series A Percentage” shall mean the quotient of (a) the number of shares of Company Common Stock issuable upon conversion of the Series A Preferred Stock held by the applicable holder immediately prior to the Effective Time determined in the manner set forth in Article Fourth, Section B.4.(a) of the Company Certificate of Incorporation divided by (b) the aggregate number of shares of Company Common Stock issuable upon conversion of the Series A Preferred Stock outstanding immediately prior to the Effective Time determined in the manner set forth in Article Fourth, Section B.4.(a) of the Company Certificate of Incorporation.

“Applicable Series C Percentage” shall mean the quotient of (a) the number of shares of Company Common Stock issuable upon conversion of the Series C Preferred Stock held by the applicable holder immediately prior to the Effective Time determined in the manner set forth in Article Fourth, Section B.4.(a) of the Company Certificate of Incorporation divided by (b) the aggregate number of shares of Company Common Stock issuable upon conversion of the Series C Preferred Stock outstanding immediately prior to the Effective Time determined in the manner set forth in Article Fourth, Section B.4.(a) of the Company Certificate of Incorporation.

“As Converted Company Common Shares” shall mean the number of shares of Company Common Stock equal to the sum of (a) the number of shares of Company Common Stock outstanding immediately prior to the Effective Time, plus (b) the number of shares of Company Common Stock issuable upon conversion of the Series A Preferred Stock and Series C Preferred Stock outstanding immediately prior to the Effective Time determined in the manner set forth in Article Fourth, Section B.4.(a) of the Company Certificate of Incorporation plus (c) the aggregate number of shares of Company Common Stock into or for which any Company debt, any Company Options, any Company Warrants or Bridge Warrants may be converted, exercised or exchanged (including any shares issuable upon conversion of Series C Preferred Stock issuable upon exercise of any Bridge Warrants).

“Available A Shares” shall mean the number of shares of Parent Common Stock equal to the Merger Shares minus the Series C Preference Shares; provided that Available A Shares shall not be less than zero.

“Available Remaining Shares” shall mean the number of shares of Parent Common Stock equal to the Merger Shares minus (a) the Series C Preference Shares and (b) the Series A Preference Shares; provided that Available Remaining Shares shall not be less than zero.

“Average Accrued Per Shares Series A Dividend” means the quotient of (a) the aggregate accrued dividend on the Series A Preferred Stock immediately prior to the Effective Time determined in the manner set forth in Article Fourth, Section B.1(a) of the Company Certificate of Incorporation divided by (b) the aggregate number of shares of Series A Preferred Stock outstanding immediately prior to the Effective Time.

“Average Accrued Per Share Series C Dividend” means the quotient of (a) the aggregate accrued dividend on the Series C Preferred Stock immediately prior to the Effective Time determined in the manner set forth in Article Fourth, Section B.1(a) of the Company Certificate of Incorporation divided by (b) the aggregate number of shares of Series C Preferred Stock outstanding immediately prior to the Effective Time.

“Base Escrow Shares” shall mean 1,500,000 Merger Shares.

“Bridge Notes” mean the 8% Convertible Bridge Notes of the Company due 2007 issued in December 2006 and to be issued after the date of this Agreement pursuant to the Company’s offering to its stockholders described in Section 7.9.

“Bridge Warrants” means those warrants issued in December 2006 and to be issued in 2007 in connection with the issuance of the Bridge Notes by the Company to acquire shares of Series C Preferred Stock or other shares of capital stock of the Company.

“Change of Control Transaction” means (i) a merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction as a result of which either (A) the Company’s or Parent’s stockholders, as applicable, prior to such transaction in the aggregate cease to own at least 50% of the voting securities of the entity surviving or resulting from such transaction (or the ultimate parent entity thereof) or (B) in which a Person or “group” (excluding, in the case of the Company, a “group” consisting of existing stockholders of the Company as of the date of this Agreement to the extent that the acquisition of the applicable securities by such “group” is for strictly capital-raising purposes) (as defined in the Exchange Act and the rules promulgated thereunder) directly or indirectly acquires beneficial or record ownership of securities representing 50% or more of the Company’s or Parent’s, as applicable, capital stock or (ii) a sale, lease, exchange, transfer, license, acquisition or disposition of any business or other disposition of at least 50% of the assets of the Company or Parent and their Subsidiaries, taken as a whole, as applicable, in a single transaction or a series of related transaction.

“Closing Debt Adjustment Amount” shall mean if the total Specified Indebtedness is greater than $20,000,000, a reduction in the total number of Merger Shares equal to such excess over $20,000,000 divided by $10, and rounded up or down to the nearest whole share.

“Closing Debt Balance” shall be the total amount of Specified Indebtedness outstanding immediately prior to the Closing Date, determined pursuant to Section 1.11.

“COBRA” shall mean the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

“Common Escrow Percentage” shall mean the quotient of (a) the number of Common Escrow Shares divided by (b) the number of Aggregate Escrow Non-Preferred Shares.

“Common Escrow Shares” shall mean the number of shares of Parent Common Stock equal to the product of (a) the difference between (i) the number of Escrow Shares and (ii) the sum of (A) the number of Series A Escrow Preference Shares, if any, and (B) the number of Series C Escrow Preference Shares, if any, multiplied by (b) the quotient of (i) the number of Common Exchange Ratio Escrow Shares divided by (ii) the number of Escrow Merger Shares.

“Common Exchange Ratio” shall mean the quotient of (a) the number of Available Remaining Shares divided by (b) the As Converted Company Common Shares.

“Common Exchange Ratio Escrow Shares” shall mean the number of shares of Parent Common Stock obtained by multiplying (a) the Common Exchange Ratio by (b) the aggregate number of shares of Company Common Stock outstanding immediately prior to the Effective Time.

“Company Certificate of Incorporation” shall mean the Company’s Second Amended and Restated Certificate of Incorporation, including all amendments thereto.

“Company Common Stock” shall mean the common stock, par value $0.001 per share, of the Company.

“Company Contract” shall mean any Contract, including any amendment or supplement thereto: (a) to which the Company or any Company Subsidiary is a party; (b) by which the Company or any Company Subsidiary or any of their respective assets is or may become bound or under which the Company or any Company Subsidiary has, or may become subject to, any obligation; or (c) under which the Company or any Company Subsidiary has or may acquire any right or interest.

“Company Disclosure Schedule” shall mean the schedule (dated as of the date of this Agreement) delivered to Parent on behalf of the Company on the date of this Agreement and signed by the President of the Company.

“Company IP” shall mean all Intellectual Property Rights and Intellectual Property owned by or exclusively licensed to the Company or any Company Subsidiary.

“Company IP Contract” shall mean any Contract to which the Company or any Company Subsidiary is a party or by which the Company or any Company Subsidiary is bound, that contains any assignment or license of, or covenant not to assert or enforce, any Intellectual Property Right or that otherwise relates to any Company IP or any Intellectual Property developed by, with, or for the Company or any Company Subsidiary.

“Company Options” shall mean all options to purchase shares of Company Common Stock issued and outstanding under the Stock Option Plans or under any stock option agreement.

“Company Preferred Stock” shall mean, collectively, the Series A Preferred Stock and Series C Preferred Stock.

“Company Subsidiary” shall mean any Subsidiary of the Company.

A “Company Triggering Event” shall be deemed to have occurred if: (i) the board of directors of the Company shall have failed to recommend that the Company’s stockholders vote to approve the Merger or shall for any reason have withdrawn or shall have modified in a manner adverse to Parent the Company Board Recommendation; (ii) the Company shall have failed to include in the Joint Proxy Statement/Prospectus the Company Board Recommendation; (iii) the Company shall have failed to hold the Company Stockholders’ Meeting within 60 days after the Form S-4 Registration Statement is declared effective under the Securities Act (other than to the extent that the Form S-4 Registration Statement is subject to any stop order or proceeding (or threatened proceeding by the SEC) seeking a stop order with respect to the Form S-4 Registration Statement, in which case such 60 day period shall be tolled for so long as such stop order remains in effect or proceeding or threatened proceeding remains pending); (iv) the board of directors of the Company shall have approved, endorsed or recommended any Acquisition Proposal; (v) the Company shall have entered into any letter of intent or similar document or any Contract relating to any Acquisition Proposal (other than a confidentiality agreement permitted pursuant to Section 4.5); or (vi) the Company or any director, officer or agent of the Company shall have willfully and intentionally breached the provisions set forth in Section 4.5 of the Agreement.

“Company Warrants” shall mean warrants issued by the Company to acquire shares of Company Common Stock.

“Confidentiality Agreement” shall mean that certain letter agreement dated November 9, 2006, by and between Parent and the Company as amended by Section 4.1 hereof.

“Consent” shall mean any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).

“Contract” shall mean any written, oral or other agreement, contract, subcontract, mortgage, lease, understanding, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy, benefit plan or legally binding commitment or undertaking of any nature, whether express or implied.

“Damages” shall include any loss, damage, injury, decline in value, liability, claim, demand, settlement, judgment, award, fine, penalty, Tax, fee (including reasonable attorneys’ fees), charge, cost (including reasonable costs of investigation) or expense of any nature, provided that Damages shall not include any Indemnitee’s consequential, incidental, punitive or special damages.

“Dissenting Shares” shall mean any shares of capital stock of the Company held by Dissenting Stockholders.

“Dissenting Stockholders” shall mean stockholders duly exercising appraisal rights pursuant to Section 262 of the DGCL with respect to the Merger.

“Encumbrance” shall mean any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction of any nature affecting property, real or personal, tangible or intangible, including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset, any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset, any lease in the nature thereof and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statute of any jurisdiction).

“Entity” shall mean any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization or entity.

“Escrow Merger Shares” shall mean the difference between (i) the Merger Shares minus (ii) the sum of (a) the As Converted Option and Warrant Shares, (b) the number of shares of Parent Common Stock issuable pursuant to Section 1.5(a)(i), and (c) the number of shares of Parent Common Stock issuable pursuant to Section 1.5(a)(ii).

“Escrow Shares” shall mean the Base Escrow Shares plus the Second Escrow Shares.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exchange Ratio Price” shall mean the average of the last reported sales prices (based on regular day trading and excluding any aftermarket trading) of one share of Parent Common Stock as quoted on Nasdaq over the 20 consecutive trading days ending 1 trading day prior to the Closing Date.

“Expenses” shall mean, with respect to Parent or the Company, as applicable, the reasonable out of pocket fees and expenses (including all reasonable fees and expenses of legal counsel, accountants, financial advisors and investment bankers of such party) incurred by such party or on its behalf in connection with the authorization, preparation, negotiation, execution and performance of this Agreement, the preparation, printing, filing and mailing of the Joint Proxy Statement/Prospectus and the Form S-4 Registration Statement, the filing or any required notices under applicable antitrust law or other regulations and all other matters related to this Agreement, the Merger and the other transactions contemplated hereby.

“FMLA” shall mean the Family Medical Leave Act of 1993, as amended.

“Foreign Plan” shall mean: (a) any plan, program, policy, practice, Contract or other arrangement mandated by a Governmental Body outside the United States; (b) any Plan maintained or contributed to by the Company or any Company Subsidiary that is not subject to U.S. federal or state law; and (c) any Plan that covers or has covered employees of the Company or any Company Subsidiary whose services are performed primarily outside of the United States.

“Form S-4 Registration Statement” shall mean the registration statement on Form S-4 to be filed with the SEC by Parent in connection with issuance of Parent Common Stock pursuant to the Merger, as said registration statement may be amended prior to the time it is declared effective by the SEC.

“Governmental Authorization” shall mean any: (a) approval, permit, license, certificate, franchise, permission, clearance, registration, qualification or other authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement; or (b) right under any Contract with any Governmental Body.

“Governmental Body” shall mean any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign, supranational or other government; or (c) governmental, self-regulatory or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, organization, unit, body or Entity and any court or other tribunal) including but not limited to the United States Food and Drug Administration.

“HIPAA” shall mean the Health Insurance Portability and Accountability Act of 1996, as amended.

“Indemnitees” shall mean the following Persons: (a) Parent; (b) Parent’s current and future Affiliates (including the Surviving Corporation and the Surviving Entity); (c) the respective Representatives of the Persons referred to in clauses “(a)” and “(b)” above; and (d) the respective successors and assigns of the Persons referred to in clauses “(a),” “(b)” and “(c)” above.

“Intellectual Property” shall mean United States, foreign and international patents, patent applications, including provisional applications, statutory invention registrations, invention disclosures, inventions, trademarks, service marks, trade names, domain names, URLs, trade dress, logos and other source identifiers, including registrations and applications for registration thereof, copyrights, including registrations and applications for registration thereof, software, formulae, customer lists, trade secrets, know-how, methods, processes, protocols, specifications, techniques, and other forms of technology (whether or not embodied in any tangible form and including all tangible embodiments of the foregoing, such as laboratory notebooks, samples, studies and summaries) confidential information and other proprietary rights and intellectual property, whether patentable or not.

“Intellectual Property Rights” shall mean and includes all past, present, and future rights of the following types, which may exist or be created under the laws of any jurisdiction in the world: (a) rights associated with works of authorship, including exclusive exploitation rights, copyrights, moral rights, and mask works; (b) trademark and trade name rights and similar rights; (c) trade secret rights; (d) patents and industrial property rights; (e) other proprietary rights in Intellectual Property of every kind and nature; and (f) all registrations, renewals, extensions, combinations, divisions, or reissues of, and applications for, any of the rights referred to in clauses (a) through (f) above.

“Joint Proxy Statement/Prospectus” shall mean the joint proxy statement/prospectus to be sent to the stockholders of the Company in connection with the Company Stockholders’ Meeting and to the stockholders of Parent in connection with the Parent Stockholders’ Meeting.

“Knowledge” means, with respect to an individual, that such individual is actually aware of the relevant fact or matter. Knowledge with respect to the Company with respect to any fact or matter means that any of the following persons have Knowledge with respect to such fact or matter: Carlos Riva, John McCarthy, John Malloy, Bar Littlefield, David Agneta, Greg Luli, Russ Heissner and Joe Manfredonia. Knowledge with respect to the Parent means that any of the following individuals have Knowledge of such fact or matter: Edward Shonsey, Anthony Altig, Martin Sabarsky, William Baum, Jeff Black, Keith Kretz and Patrick Simms.

“Legal Proceeding” shall mean any ongoing or threatened action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.

“Legal Requirement” shall mean any federal, state, local, municipal, foreign or international, multinational other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body.

“Material Adverse Effect” An event, violation, inaccuracy, circumstance or other matter shall be deemed to have a “Material Adverse Effect” on the Company if such event, violation, inaccuracy, circumstance or other matter would have a material adverse effect on the business, condition, assets, liabilities, operations or financial performance of the Company and the Company Subsidiaries, taken as a whole, or the ability of the Company to consummate the Merger or any of the other transactions contemplated by this Agreement or to perform any of its covenants or obligations under this Agreement to be performed prior to the Closing Date; provided, however, that none of the following shall be deemed in themselves, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been or will be a Material Adverse Effect on the Company: (a) any change in the business, condition, assets, liabilities, operations or financial performance of the Company and the Company Subsidiaries taken as a whole caused by, related to or resulting from, directly or indirectly, the transactions contemplated by this Agreement or the announcement thereof, (b) any failure by the Company to meet internal projections or forecasts for any period, (c) any adverse change, effect or occurrence attributable to the United States economy as a whole or the industries in which the Company competes, (d) any act or threat of terrorism or war anywhere in the world, any armed hostilities or terrorist activities anywhere in the world, any threat or escalation of armed hostilities or terrorist activities anywhere in the world or any governmental or other response or reaction to any of the foregoing, or (e) any change in accounting requirements or principles or any change in applicable laws, rules or regulations or the interpretation thereof. An event, violation, inaccuracy, circumstance or other matter shall be deemed to have a “Material Adverse Effect” on Parent if such event, violation, inaccuracy, circumstance or other matter would have a material adverse effect on the business, condition, assets, liabilities, operations or financial performance of Parent and the Parent Subsidiaries, taken as a whole, or the ability of Parent to consummate the Merger or any of the other transactions contemplated by this Agreement or to perform any of its covenants or obligations under this Agreement; provided, however, that none of the following shall be deemed in themselves, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been or will be a Material Adverse Effect on Parent: (t) any change in the market price or trading volume of Parent Comment Stock after the date of this Agreement, (u) any change in the business, condition, assets, liabilities, operations or financial performance of Parent and the Parent Subsidiaries taken as a whole caused by, related to or resulting from, directly or indirectly, the transactions contemplated by this Agreement or the announcement thereof, (v) any failure by Parent to meet internal projections or forecasts or published revenue or earnings predictions for any period, (w) any adverse change, effect or occurrence attributable to the United States economy as a whole or the industries in which Parent competes, (x) any act or threat of terrorism or war anywhere in the world, any armed hostilities or terrorist activities anywhere in the world, any threat or escalation of armed hostilities or terrorist activities anywhere in the world or any governmental or other response or reaction to any of the foregoing or (y) any change in accounting requirements or principles or any change in applicable laws, rules or regulations or the interpretation thereof.

“Merger Consideration,” with respect to a holder of capital stock of the Company, shall mean (a) the Merger Shares issuable to such holder in accordance with Section 1.5(a) upon the surrender of the Company Stock Certificate or Company Stock Certificates held by such holder, (b) the rights of such holder with respect to the Escrow Shares held by the Escrow Agent on behalf of such holder, and (c) the right of such holder to receive cash in lieu of fractional shares of Parent Common Stock in accordance with Section 1.8.

“Merger Shares” shall mean the number of shares of Parent Common Stock to be issued by Parent in connection with the Merger in accordance with, and subject to the terms and conditions of, this Agreement, which is equal to 15,000,000 shares of Parent Common Stock, minus the Closing Debt Adjustment Amount, if any.

“Nasdaq” shall mean the Nasdaq Stock Market, Inc.

“Order” shall mean any decree, injunction, order, writ, judgment or similar action.

“Parent Common Stock” shall mean the common stock, $0.001 par value per share, of Parent.

“Parent Contracts” shall mean any Contract, including any amendment or supplement thereto: (a) to which Parent or any Parent Subsidiary is a party; (b) by which Parent or any Parent Subsidiary or any of their respective assets is or may become bound or under which Parent or any Parent Subsidiary has, or may become subject to, any obligation; or (c) under which Parent or any Parent Subsidiary has or may acquire any right or interest.

“Parent Disclosure Schedule” shall mean the schedule (dated as of the date of this Agreement) delivered to the Company on behalf of the Parent on the date of this Agreement and signed by the Chief Executive Officer of the Company.

“Parent IP” shall mean all Intellectual Property Rights and Intellectual Property owned by or exclusively licensed to Parent or any Parent Subsidiary.

“Parent IP Contract” shall mean any Contract to which Parent or any Parent Subsidiary is a party or by which Parent or any Parent Subsidiary is bound, that contains any assignment or license of, or covenant not to assert or enforce, any Intellectual Property Right or that otherwise relates to any Parent IP or any Intellectual Property developed by, with, or for Parent or any Parent Subsidiary.

“Parent Product” shall mean any product in development, out-licensed, sold or otherwise made available to third parties for purchase or use by Parent.

“Parent Stock Option Plans” shall mean Parent’s 1994 Employee Incentive and Non-Qualified Stock Option Plan, as amended, Stock Option Plan for Non-Employee Directors, 1997 Equity Incentive Plan, 1999 Non-Employee Directors Stock Option Plan, 1999 Employee Stock Purchase Plan and 2005 Non-Employee Directors Equity Incentive Plan.

“Parent Subsidiary” shall mean any Subsidiary of Parent.

A “Parent Triggering Event” shall be deemed to have occurred if: (i) the board of directors of Parent shall have failed to recommend that Parent’s stockholders vote to approve the Merger and the issuance of Parent Common Stock in the Merger or shall for any reason have withdrawn or shall have modified in a manner adverse to the Company the Parent Board Recommendation; (ii) Parent shall have failed to include in the Joint Proxy Statement/Prospectus the Parent Board Recommendation; (iii) Parent shall have failed to hold the Parent Stockholders’ Meeting within 60 days after the Form S-4 Registration Statement is declared effective under the Securities Act (other than to the extent that the Form S-4 Registration Statement is subject to any stop order or proceeding (or threatened proceeding by the SEC) seeking a stop order with respect to the Form S-4 Registration Statement, in which case such 60 day period shall be tolled for so long as such stop order remains in effect or proceeding or threatened proceeding remains pending); (iv) the board of directors of Parent shall have approved, endorsed or recommended any Acquisition Proposal; (v) Parent shall have entered into any letter of intent or similar document or any Contract relating to any Acquisition Proposal (other than a confidentiality agreement permitted pursuant to Section 4.5); or (vi) Parent or any director, officer or agent of Parent shall have willfully and intentionally breached the provisions set forth in Section 4.5 of the Agreement.

“Parent Warrants” shall mean the warrant to purchase 1,293,211 shares of Parent Common Stock issued by Parent to Syngenta Participations AG.

“Permitted Encumbrance” means any Encumbrance that (i) is listed in item 1 and item 2 of Section A-1 of the Company Disclosure Schedule or the Parent Disclosure Schedule as applicable, (ii) is listed as items 3, and 9 through 30, inclusive, appearing in Schedule B, Section 2 of that certain Title Insurance Commitment

No. 452676COM issued by First American Title Insurance Company with an effective date of January 15, 2007 with respect to real property owned by the Company, (iii) arise out of Taxes not in default and payable without penalty or interest or the validity of which is being contested in good faith by appropriate proceedings, (iv) represents the rights of customers, suppliers and subcontractors in the ordinary course of business under the terms of any Contracts to which the relevant party is a party or under general principles of commercial or government contract law, (v) in the case of any Contract, are restrictions against the transfer or assignment thereof that are included in the terms of such Contract, or (vi) individually or in the aggregate would not reasonably be expected to interfere in any material respect with the use of the assets or the conduct of normal business operations of the relevant party.

“Person” shall mean any individual, Entity or Governmental Body.

“Plans” shall mean each salary, bonus, deferred compensation, incentive compensation, stock purchase, stock option, severance pay, termination pay, hospitalization, medical, life or other insurance, supplemental unemployment benefits, profit-sharing, pension or retirement plan, program or agreement sponsored, maintained, contributed to or required to be contributed to by the Company or any Company Subsidiary for the benefit of any employee of the Company or any Company Subsidiary.

“Registered IP” means all Intellectual Property Rights that are registered, filed, or issued under the authority of any Governmental Body, including all patents, registered copyrights, registered mask works, and registered trademarks and all applications for any of the foregoing.

“Related Agreements” shall mean the Voting Agreements, the Lockup Agreements, the Promissory Note, the Certificate of Merger, the Escrow Agreement, and any other documents or agreements executed in connection with this Agreement or the transactions contemplated hereby.

“Representatives” shall mean officers, directors, employees, agents, attorneys, accountants, advisors and representatives.

“Sarbanes-Oxley Act” shall mean the Sarbanes-Oxley Act of 2002, as it may be amended from time to time.

“SEC” shall mean the Securities and Exchange Commission.

“Second Escrow Shares” shall mean such number of Merger Shares equal to $100,000 divided by the Exchange Ratio Price.

“Securities Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Series A Escrow Non-Preferred Percentage” shall mean the quotient of (a) the number of Series A Escrow Non-Preferred Shares divided by (b) the number of Aggregate Escrow Non-Preferred Shares.

“Series A Escrow Non-Preferred Shares” shall mean the number of shares of Parent Common Stock obtained by multiplying (a) the difference between (i) the number of Escrow Shares and (ii) the sum of (A) the number of Series A Escrow Preference Shares, if any, and (B) the number of Series C Escrow Preference Shares, if any, by (b) the quotient of (i) the number of Series A Non-Preferred Exchange Ratio Shares divided by (ii) the number of Escrow Merger Shares.

“Series A Non-Preferred Exchange Ratio Shares” shall mean the number of shares of Parent Common Stock obtained by multiplying (a) the Common Exchange Ratio by (b) the aggregate number of shares of Company Common Stock issuable upon conversion of the Series A Preferred Stock outstanding immediately prior to the Effective Time.

“Series A Preference Shares” shall mean the number of shares of Parent Common Stock equal to the product of (i) the number of shares of Series A Preferred Stock outstanding immediately prior to the Effective Time, multiplied by (ii) the quotient of (A) the sum of (1) $11.58 plus (2) the Average Accrued Per Share Series A Dividend, divided by (B) the Exchange Ratio Price.

“Series A Preferred Stock” shall mean the Series A Preferred Stock, par value $0.001 per share, of the Company.

“Series C Escrow Non-Preferred Percentage” shall mean the quotient of (a) the number of Series C Escrow Non-Preferred Shares divided by (b) the number of Aggregate Escrow Non-Preferred Shares.

“Series C Escrow Non-Preferred Shares” shall mean the number of shares of Parent Common Stock obtained by multiplying (a) the difference between (i) the number of Escrow Shares and (ii) the sum of (A) the number of Series A Escrow Preference Shares, if any, and (B) the number of Series C Escrow Preference Shares, if any, by (b) the quotient of (i) the number of Series C Non-Preferred Exchange Ratio Shares divided by (ii) the number of Escrow Merger Shares.

“Series C Non-Preferred Exchange Ratio Shares” shall mean the number of shares of Parent Common Stock obtained by multiplying (a) the Common Exchange Ratio by (b) the aggregate number of shares of Company Common Stock issuable upon conversion of the Series C Preferred Stock outstanding immediately prior to the Effective Time.

“Series C Preference Shares” shall mean the number of shares of Parent Common Stock obtained by adding (a) the number of shares of Parent Common Stock equal to the product of (i) the number of shares of Series C Preferred Stock outstanding immediately prior to the Effective Time, multiplied by (ii) the quotient of (A) the sum of (1) $0.453025394 plus (2) the Average Accrued Per Share Series C Dividend, divided by (B) the Exchange Ratio Price, and (b) the product of (i) the number of shares of Series C Preferred Stock that were subject to Bridge Warrants immediately prior to the Effective Time multiplied by (ii) the quotient of (A) $0.453025394, divided by (B) the Exchange Ratio Price.

“Series C Preferred Stock” shall mean the Series C Preferred Stock, par value $0.001 per share, of the Company.

“Specified Indebtedness” shall mean, on a consolidated basis, the sum of (i) the aggregate principal amount of all indebtedness for borrowed money of the Company owed to Parent pursuant to the Promissory Note and any Third Party Loans as such term is defined in the Promissory Note and (ii) that portion, if any, of the Company’s net working capital (calculated by subtracting the Company’s current liabilities (and in any event excluding (A) costs related to the transactions contemplated by this Agreement, including costs incurred under Section 5.12(b) (but, for all purposes, including any current liabilities accrued for bonuses as contemplated by item 3 of Part 2.11 of the Company Disclosure Schedule), (B) accrued dividends on Company Preferred Stock, (C) principal and interest owing under the Bridge Notes, (D) the current portion of any indebtedness referred to in clause (i) above and (E) any liability in the nature of deferred revenue) from its current assets (as determined in accordance with GAAP and consistent with the Company’s most recent regularly prepared balance sheet) based on a recently prepared balance sheet of the Company) as of the First Anticipated Closing Date or any Subsequent Anticipated Closing Date, as applicable, that is less than negative $1.5 million (with any such portion of the Company’s net working capital that is less than negative $1.5 million being considered a positive number for purposes of calculating “Specified Indebtedness”).

“Stock Option Plans” shall mean the Company’s 1995 Stock Option Plan for Non-Employee Directors, the Company’s 1998 Stock Option Plan, the Company’s 2004 Equity Incentive Plan and the Company’s 2006 Equity Incentive Plan.

“Subsidiary” Any Entity shall be deemed to be a “Subsidiary” of another Person if such Person directly or indirectly (a) has the power to direct the management or policies of such Entity or (b) owns, beneficially or of record, (i) an amount of voting securities or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s board of directors or other governing body, or (ii) at least 50% of the outstanding equity or financial interests of such Entity.

“Superior Offer” shall mean an unsolicited bona fide written offer by a third party to enter into (i) a merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction as a result of which either (A) the Company’s or Parent’s stockholders, as applicable, prior to such transaction in the aggregate cease to own at least 50% of the voting securities of the entity surviving or resulting from such transaction (or the ultimate parent entity thereof) or (B) in which a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) directly or indirectly acquires beneficial or record ownership of securities representing 50% or more of the Company’s or Parent’s, as applicable, capital stock or (ii) a sale, lease, exchange, transfer, license, acquisition or disposition of any business or other disposition of at least 50% of the assets of the Company or Parent and their Subsidiaries, taken as a whole, as applicable, in a single transaction or a series of related transactions that: (a) was not obtained or made as a direct or indirect result of a breach of (or in violation of) the Agreement; and (b) is on terms and conditions that the board of directors of the Company or Parent, as applicable, determines, in its good faith judgment, after taking into account such matters that its board of directors deems relevant following consultation with its outside legal counsel and financial advisor (if any): (x) is more favorable to Parent’s stockholders or the Company’s stockholders, as applicable, than the terms of the Merger; and (y) is reasonably capable of being consummated; provided, however, that any such offer shall not be deemed to be a “Superior Offer” if (I) any financing required to consummate the transaction contemplated by such offer is not committed unless the board of directors of the Parent or the Company, as applicable, determines in good faith, that any required financing is reasonably capable of being obtained by such third party, or (II) the consummation of such transaction is contingent on any such financing being obtained.

“Tax” shall mean any tax (including any income tax, franchise tax, capital gains tax, gross receipts tax, value-added tax, surtax, excise tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, withholding tax or payroll tax), levy, assessment, tariff, duty (including any customs duty), deficiency or fee, and any related charge or amount (including any fine, addition to tax, penalty or interest), imposed, assessed or collected by or under the authority of any Governmental Body.

“Tax Return” shall mean any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Legal Requirement relating to any Tax.

EXHIBIT B

VOTING AGREEMENT

(Celunol Stockholders)

THIS VOTING AGREEMENT (this “Agreement”) is entered into as of February 12, 2007, by and between DIVERSA CORPORATION, a Delaware corporation (“Parent”), and the Major Stockholders of CELUNOL CORP., a Delaware corporation (the “Company”) whose signatures appear on the signature pages to this Agreement (each a “Major Stockholder”). Capitalized terms used and not otherwise defined herein shall have the meanings given to such terms in the Merger Agreement (as defined herein).

RECITALS

A. Each Major Stockholder is a holder of record and the “beneficial owner” (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of certain shares of preferred and/or common stock of the Company.

B. Parent, the Company, Concord Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent and the Company Stockholders’ Representative have entered into an Agreement and Plan of Merger and Reorganization of even date herewith (the “Merger Agreement”), providing for the merger of Merger Sub with and into the Company, with the Company being the surviving corporation and continuing as a wholly-owned subsidiary of Parent (the “Merger”).

C. In the Merger, the outstanding shares of common stock and preferred stock of the Company are to be converted into the right to receive shares of common stock of Parent as specified in the Merger Agreement.

D. In order to induce Parent to enter into the Merger Agreement, each Major Stockholder is entering into this Agreement.

AGREEMENT

The parties to this Agreement, intending to be legally bound, agree as follows:

1. CERTAIN DEFINITIONS

For purposes of this Agreement:

(a) Each Major Stockholder shall be deemed to “Own” or to have acquired “Ownership” of a security if such Major Stockholder: (i) is the record owner of such security; or (ii) is the “beneficial owner” (within the meaning of Rule 13d-3 under the Exchange Act) of such security.

(b) “Subject Securities” shall mean with respect to any Major Stockholder (i) as of the date of this Agreement, the securities of the Company (including the shares of Company Common Stock and Company Preferred Stock and the Company Options, Company Warrants, Bridge Warrants and other rights to acquire shares of Company Common Stock and Company Preferred Stock) Owned by the applicable Major Stockholder as of the date of this Agreement as set forth on Exhibit 1 which securities (without giving effect to options, warrants and other rights to acquire shares of Company Common Stock and Company Preferred Stock) are equivalent to the percentages of the classes of securities set forth under the columns “Maximum Amount of Series A Preferred and Series C Preferred” and “Maximum Amount of Preferred and Common Stock” in Exhibit 1 (the “Applicable Percentages”); and (ii) in the event of any change in the capitalization of the Company at any time during the period after the date of this Agreement through the Voting Covenant Expiration Date that results in the Subject Securities set forth on Exhibit 1 hereto being equivalent to less than the Applicable Percentages of the classes of securities set forth on Exhibit 1 for any Major Stockholder, such additional securities of the Company (including all additional shares of Company Common Stock and Company Preferred Stock and all

additional options, warrants and other rights to acquire shares of Company Common Stock and Company Preferred Stock) which each Major Stockholder Owns or of which each Major Stockholder acquires Ownership during the period after the date of this Agreement through the Voting Covenant Expiration Date in amounts such that the number of securities of the Company which shall be Subject Securities (without giving effect to options, warrants and other rights to acquire shares of Company Common Stock and Company Preferred Stock) for each Major Stockholder is an amount equivalent to the Applicable Percentages, provided, that in the event that any Major Stockholder does not Own or has not acquired Ownership of additional securities of the Company in an amount such that the applicable Major Stockholder’s Subject Securities are equivalent to such Major Stockholder’s Applicable Percentage set forth on Exhibit 1, such additional securities of the Company (including all additional shares of Company Common Stock and Company Preferred Stock but excluding all additional options, warrants and other rights to acquire shares of Company Common Stock and Company Preferred Stock) held by other Major Stockholders in amounts, determined on a pro rata basis relative to the total amount of securities of the Company held by such other Major Stockholders which are not Subject Securities prior to such determination, shall be deemed to be Subject Securities such that the aggregate amount of Subject Securities for all Major Stockholders is an amount equivalent to the total of the Applicable Percentages. Notwithstanding the foregoing, the number of Subject Securities (without giving effect to options, warrants and other rights to acquire shares of Company Common Stock and Company Preferred Stock) with respect to all Major Stockholders as of any particular date shall not exceed a number of securities equivalent to the total of the Applicable Percentages with respect to such Major Stockholders, and, subject to clause (ii) of the preceding sentence, all securities Owned by such Major Stockholders in excess of such amounts shall not constitute Subject Securities and shall not be subject to the terms of this Agreement as of such date.

(c) A Person shall be deemed to have a effected a “Transfer” of a security if such Person directly or indirectly: (i) sells, pledges, encumbers, grants an option with respect to, transfers or disposes of such security or any interest in such security to any Person other than Parent; (ii) enters into an agreement or commitment contemplating the possible sale of, pledge of, encumbrance of, grant of an option with respect to, transfer of or disposition of such security or any interest therein to any Person other than Parent; or (iii) reduces such Person’s beneficial ownership of, interest in, control over or risk relating to such security.

(d) “Voting Covenant Expiration Date” shall mean the earlier of the date upon which the Merger Agreement is validly terminated, or the date upon which the Merger is consummated.

2. TRANSFER OF SUBJECT SECURITIES AND VOTING RIGHTS

2.1 Restriction on Transfer of Subject Securities. Subject to Section 2.3, during the period from the date of this Agreement through the Voting Covenant Expiration Date, each Major Stockholder shall not, directly or indirectly, cause or permit any Transfer of any of such Major Stockholder’s Subject Securities to be effected.

2.2 Restriction on Transfer of Voting Rights. During the period from the date of this Agreement through the Voting Covenant Expiration Date, each Major Stockholder shall ensure that: (a) none of such Major Stockholder’s Subject Securities is deposited into a voting trust; and (b) no proxy is granted, and no voting agreement or similar agreement is entered into, with respect to any of such Major Stockholder’s Subject Securities.

2.3 Permitted Transfers. Section 2.1 shall not prohibit a transfer of Company Common Stock or Company Preferred Stock or any Company Option, Company Warrant, Bridge Warrant or Bridge Note by any Major Stockholder (i) to any member of his or her immediate family, or to a trust for the benefit of such Major Stockholder or any member of his or her immediate family, (ii) upon the death of such Major Stockholder, or (iii) if such Major Stockholder is a partnership or limited liability company, to one or more partners or members of such Major Stockholder or to an affiliated corporation under common control with such Major Stockholder; provided, however, that a transfer referred to in this sentence shall be permitted only if, as a precondition to such transfer, the transferee agrees in a writing, reasonably satisfactory in form and substance to Parent, to be bound by the terms of this Agreement.

3. VOTING OF SHARES

3.1 Voting Covenant Prior to Termination of Merger Agreement. Each Major Stockholder hereby agrees that, prior to the Voting Covenant Expiration Date, at any meeting of the stockholders of the Company, however called, and in any written action by consent of the stockholders of the Company, unless otherwise directed in writing by Parent, each Major Stockholder shall cause such Major Stockholder’s Subject Securities to be voted, as applicable:

(a) in favor of the adoption of the Merger Agreement and any action required to consummate the Merger;

(b) against any action or agreement that would result in a breach of any representation, warranty, covenant or obligation of the Company in the Merger Agreement; and

(c) against the following actions (other than the Merger and the other transactions contemplated by the Merger Agreement): (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company or any subsidiary of the Company; (B) any sale, lease or transfer of a material amount of assets of the Company or any subsidiary of the Company; (C) any reorganization, recapitalization, dissolution or liquidation of the Company or any subsidiary of the Company; (D) any change in a majority of the board of directors of the Company; (E) any amendment to the Company’s certificate of incorporation or bylaws (except for any amendment to increase the authorized capital stock); (F) any material change in the capitalization of the Company or the Company’s corporate structure; and (G) any other action which is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement or this Agreement.

Each Major Stockholder agrees that, prior to the Voting Covenant Expiration Date, it shall not enter into any agreement or understanding with any Person to vote or give instructions in any manner inconsistent with clause “(a)”, “(b)”, or “(c)” of the preceding sentence.

3.2 Proxy; Further Assurances.

(a) Contemporaneously with the execution of this Agreement: (i) each Major Stockholder shall deliver to Parent a proxy in the form attached to this Agreement as Exhibit A, which shall be irrevocable to the fullest extent permitted by law (at all times prior to the Voting Covenant Expiration Date) with respect to such Major Stockholder’s Subject Securities referred to therein (the “Proxy”); and (ii) each Major Stockholder shall cause to be delivered to Parent an additional proxy (in the form attached hereto as Exhibit A) executed on behalf of the record owner of any outstanding shares of Company Common Stock or Company Preferred Stock that are owned beneficially (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934), but not of record, by such Major Stockholder.

(b) Each Major Stockholder shall, at his, her or its own expense, perform such further acts and execute such further proxies and other documents and instruments as may reasonably be required to vest in Parent the power to carry out and give effect to the provisions of this Agreement with respect to such Major Stockholder’s Subject Securities.

4. WAIVER OF APPRAISAL RIGHTS

Each Major Stockholder hereby irrevocably and unconditionally waives, and agrees to cause to be waived and to prevent the exercise of, any rights of appraisal, any dissenters’ rights and any similar rights relating to the Merger or any related transaction that such Major Stockholder or any other Person may have by virtue of such Major Stockholder’s Subject Securities.

5. REPRESENTATIONS AND WARRANTIES OF MAJOR STOCKHOLDER

Each Major Stockholder hereby represents and warrants to Parent as follows:

5.1 Authorization, Etc. Such Major Stockholder has the absolute and unrestricted right, power, authority and capacity to execute and deliver this Agreement and the Proxy and to perform his, her or its obligations hereunder and thereunder. This Agreement and the Proxy have been duly executed and delivered by such Major Stockholder and constitute legal, valid and binding obligations of such Major Stockholder, enforceable against such Major Stockholder in accordance with their terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies. Such Major Stockholder, if not an individual, is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it was organized or formed.

5.2 No Conflicts or Consents.

(a) The execution and delivery of this Agreement and the Proxy by such Major Stockholder does not, and the performance of this Agreement and the Proxy by such Major Stockholder will not: (i) conflict with or violate any law, rule, regulation, order, decree or judgment applicable to such Major Stockholder or by which he, she or it or any of his, her or its properties is or may be bound or affected; or (ii) result in or constitute (with or without notice or lapse of time) any breach of or default under, or give to any other Person (with or without notice or lapse of time) any right of termination, amendment, acceleration or cancellation of, or result (with or without notice or lapse of time) in the creation of any encumbrance or restriction on any of the Subject Securities pursuant to, any Contract to which such Major Stockholder is a party or by which such Major Stockholder or any of his, her or its affiliates or properties is or may be bound or affected.

(b) The execution and delivery of this Agreement and the Proxy by such Major Stockholder does not, and the performance of this Agreement and the Proxy by such Major Stockholder will not, require any consent or approval of any Person.

5.3 Title to Securities. As of the date of this Agreement: (a) such Major Stockholder holds of record (free and clear of any encumbrances or restrictions) the number outstanding shares of Company Common Stock and/or Company Preferred Stock set forth in the column designated as “Shares Owned” on Exhibit 1 hereto beside the name of the applicable Major Stockholder; and (b) such Major Stockholder holds (free and clear of any encumbrances or restrictions) the options, warrants and other rights to acquire shares of Company Common Stock and/or Company Preferred Stock set forth in the column designated as “Options and Warrants Owned” on Exhibit 1 hereto beside the name of the applicable Major Stockholder.

5.4 Accuracy of Representations. The representations and warranties contained in this Agreement are accurate in all respects as of the date of this Agreement, will be accurate in all respects at all times through the Voting Covenant Expiration Date and will be accurate in all respects as of the date of the consummation of the Merger as if made on that date.

6. ADDITIONAL COVENANTS OF MAJOR STOCKHOLDER

6.1 Further Assurances. From time to time and without additional consideration, each Major Stockholder shall (at such Major Stockholder’s sole expense) execute and deliver, or cause to be executed and delivered, such additional transfers, assignments, endorsements, proxies, consents and other instruments, and shall (at such Major Stockholder’s sole expense) take such further actions, as Parent may reasonably request and that are necessary to carry out and make the effective terms of this Agreement.

7. MISCELLANEOUS

7.1 Survival of Representations, Warranties and Agreements. All representations, warranties, covenants and agreements made by each Major Stockholder in this Agreement shall survive (i) the consummation of the Merger, (ii) any termination of the Merger Agreement, and (iii) the Voting Covenant Expiration Date.

7.2 Expenses. All costs and expenses incurred in connection with the transactions contemplated by this Agreement shall be paid by the party incurring such costs and expenses.

7.3 Notices. Any notice or other communication required or permitted to be delivered to any party under this Agreement shall be in writing and shall be deemed properly delivered, given and received when delivered (by hand, by registered mail, by courier or express delivery service or by facsimile) to the address or facsimile telephone number set forth beneath the name of such party below (or to such other address or facsimile telephone number as such party shall have specified in a written notice given to the other party):

if to Major Stockholder:

at the address set forth on the signature page hereof; and

if to Parent:

Diversa Corporation

4955 Directors Place

San Diego, CA 92121

Attention: Anthony E. Altig

Facsimile: (858) 526-5553

with a copy to:

Cooley Godward Kronish LLP

401 Eastgate Mall

San Diego, CA 92121

Attention: Matthew T. Browne, Esq.

Facsimile: (858) 550-6420

7.4 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.

7.5 Entire Agreement. This Agreement, the Proxy, the Merger Agreement and any Lock-up Agreement between each Major Stockholder and Parent collectively set forth the entire understanding of Parent and such Major Stockholder relating to the subject matter hereof and thereof and supersede all other prior agreements and understandings between Parent and such Major Stockholder relating to the subject matter hereof and thereof.

7.6 Assignment; Binding Effect. Except as provided herein, neither this Agreement nor any of the interests or obligations hereunder may be assigned or delegated by any Major Stockholder, and any attempted or purported assignment or delegation of any of such interests or obligations shall be void. Subject to the preceding sentence, this Agreement shall be binding upon each Major Stockholder and his or her heirs, estate, executors and personal representatives and his, her or its successors and assigns, and shall inure to the benefit of Parent and its successors and assigns. Without limiting any of the restrictions set forth in Section 2 or elsewhere in this Agreement, this Agreement shall be binding upon any Person to whom any Subject Securities are transferred. Nothing in this Agreement is intended to confer on any Person (other than Parent and its successors and assigns) any rights or remedies of any nature.

7.7 Fiduciary Duties. Each Major Stockholder is signing this Agreement in such Major Stockholder’s capacity as an owner of his, her or its respective Subject Securities, and nothing herein shall prohibit, prevent or preclude such Major Stockholder from taking or not taking any action in his or her capacity as an officer or director of the Company, to the extent permitted by the Merger Agreement.

7.8 Specific Performance. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement or the Proxy were not performed in accordance with its specific terms or were otherwise breached. Each Major Stockholder agrees that, in the event of any breach or threatened breach by any Major Stockholder of any covenant or obligation contained in this Agreement or in the Proxy, Parent shall be entitled (in addition to any other remedy that may be available to it, including monetary damages) to seek (a) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation, and (b) an injunction restraining such breach or threatened breach. Each Major Stockholder further agrees that neither Parent nor any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 7.8, and each Major Stockholder irrevocably waives any right he, she or it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

7.9 Non-Exclusivity. The rights and remedies of Parent under this Agreement are not exclusive of or limited by any other rights or remedies which it may have, whether at law, in equity, by contract or otherwise, all of which shall be cumulative (and not alternative). Without limiting the generality of the foregoing, the rights and remedies of Parent under this Agreement, and the obligations and liabilities of each Major Stockholder under this Agreement, are in addition to their respective rights, remedies, obligations and liabilities under common law requirements and under all applicable statutes, rules and regulations. Nothing in this Agreement shall limit any Major Stockholder’s obligations, or the rights or remedies of Parent, under any other agreement between Parent and such Major Stockholder; and nothing in any such other agreement shall limit any Major Stockholder’s obligations, or any of the rights or remedies of Parent, under this Agreement.

7.10 Governing Law; Venue.

(a) This Agreement and the Proxy shall be construed in accordance with, and governed in all respects by, the laws of the State of Delaware (without giving effect to principles of conflicts of laws).

(b) Any legal action or other legal proceeding relating to this Agreement or the Proxy or the enforcement of any provision of this Agreement or the Proxy shall be brought or otherwise commenced in any state or federal court located in the State of Delaware. Each Major Stockholder and Parent:

(i) expressly and irrevocably consents and submits to the jurisdiction of each state and federal court located in the State of Delaware in connection with any such legal proceeding;

(ii) agrees that service of any process, summons, notice or document by U.S. mail addressed to him or it at the address set forth on the signature page hereof shall constitute effective service of such process, summons, notice or document for purposes of any such legal proceeding;

(iii) agrees that each state and federal court located in the State of Delaware shall be deemed to be a convenient forum; and

(iv) agrees not to assert (by way of motion, as a defense or otherwise), in any such legal proceeding commenced in any state or federal court located in the State of Delaware, any claim by either Parent or such Major Stockholder that it is not subject personally to the jurisdiction of such court, that such legal proceeding has been brought in an inconvenient forum, that the venue of such proceeding is improper or that this Agreement or the subject matter of this Agreement may not be enforced in or by such court.

(c) EACH MAJOR STOCKHOLDER AND PARENT IRREVOCABLY WAIVES THE RIGHT TO A JURY TRIAL IN CONNECTION WITH ANY LEGAL PROCEEDING RELATING TO THIS AGREEMENT OR THE PROXY OR THE ENFORCEMENT OF ANY PROVISION OF THIS AGREEMENT OR THE PROXY.

7.11 Counterparts. This Agreement may be executed in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument.

7.12 Captions. The captions contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

7.13 Attorneys’ Fees. If any legal action or other legal proceeding relating to this Agreement or the enforcement of any provision of this Agreement is brought against any Major Stockholder, the prevailing party shall be entitled to recover reasonable attorneys’ fees, costs and disbursements (in addition to any other relief to which the prevailing party may be entitled).

7.14 Waiver. No failure on the part of Parent to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of Parent in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. Parent shall not be deemed to have waived any claim available to Parent arising out of this Agreement, or any power, right, privilege or remedy of Parent under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of Parent; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

7.15 Construction.

(a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(b) The parties agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

(c) As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d) Except as otherwise indicated, all references in this Agreement to “Sections” and “Exhibits” are intended to refer to Sections of this Agreement and Exhibits to this Agreement.

IN WITNESS WHEREOF, PARENT and each Major Stockholder have caused this Agreement to be executed as of the date first written above.

DIVERSA CORPORATION

By:
Name:
Title:

MAJOR STOCKHOLDERS

BRAEMAR ENERGY VENTURES LP

By:
Name:
Title:

Address:
340 Madison Avenue, 18th Floor
New York, NY 10017

CHARLES RIVER PARTNERSHIP XII, LP
By:	Charles River XII, GP, LP, its General Partner
By:	Charles River XII, GP, LLC, its General Partner

By:
Name:
Title:

Address:
c/o Charles River Ventures
1000 Winter Street, Suite 3300
Waltham, MA 02451

CRV XII AFFILIATES FUND, LP
By:	Charles River XII, GP, LLC, its General Partner

By:
Name:
Title:

Address:
c/o Charles River Ventures
1000 Winter Street, Suite 3300
Waltham, MA 02451

RHO VENTURES IV, LP
By:	Rho Management Ventures IV, L.L.C., its General Partner

By:
Name:
Title:

Address:
c/o Rho Ventures
Carnegie Hall Tower
152 West 57th Street, 23rd Floor
New York, NY 10019

RHO VENTURES IV GMBH & CO. BETEILIGUNGS KG
By:	Rho Capital Partners Verwaltungs GmbH, it General Partner

By:
Name:
Title:

Address:
c/o Rho Ventures
Carnegie Hall Tower
152 West 57th Street, 23rd Floor
New York, NY 10019

RHO VENTURES IV (QP), L.P.
By:	Rho Management Ventures IV, L.L.C., its General Partner

By:
Name:
Title:

Address:
c/o Rho Ventures
Carnegie Hall Tower
152 West 57th Street, 23rd Floor
New York, NY 10019

RHO MANAGEMENT TRUST I
By:	Rho Capital Partners, Inc., as its Investment Adviser

By:
Name:
Title:

Address:
c/o Rho Ventures
Carnegie Hall Tower
152 West 57th Street, 23rd Floor
New York, NY 10019

KHOSLA VENTURES I, L.P.
By:	Khosla Ventures Associates I, LLC, its General Partner

By:
Name:
Title:

Address:
3000 Sand Hill Road, Bldg 3, Suite 170 Menlo Park, CA 94025 Attn: Vinod Khosla with a copy to: c/o McCabe & Totah, LLP
1760 The Alameda, Suite 300
San Jose, CA 95126
Attention: Ms. Kim Totah

Carlos Riva

Address:
P.O. Box 137
Hamilton, MA 01936

John A. McCarthy, Jr.

Address:
9 Francis Street
Dover, MA 02030

Michael Dennis

Address:
c/o Azure Developments Inc. 152 West 57th Street, 23rd Floor New York, NY 10019

William Lese

Address:
c/o Braemar Energy Ventures LP 340 Madison Avenue, 18th Floor New York, NY 10017

Joshua Ruch

Address:
c/o Rho Ventures Carnegie Hall Tower 152 West 57th Street, 23rd Floor New York, NY 10019

Michael Zak

Address:
c/o Charles River Ventures 1000 Winter Street, Suite 3300 Waltham, MA 02451

Exhibit 1

Major Stockholder	Shares Owned			Options and Warrants Owned		Maximum Amount of Series A Preferred and Series C Preferred***	Maximum Amount of Preferred and Common Stock****
	Series A Preferred Stock	Series C Preferred Stock	Common Stock
Braemar Energy Ventures LP	69,621	3,344,702	0	64,285.71 1,241.06	* **	4.7%	4.0%
Charles River Partnership XII, LP	137,367	6,599,203	0	126,838.03 2,448.65	* **	9.3%	7.9%
Charles River XII Affiliates Fund, LP	1,874	90,185	0	1,733.40 33.46	* **	0.1%	0.1%
Rho Ventures IV (QP) LP	41,045	1,971,964	0	37,899.82 732.71	* **	2.8%	2.4%
Rho Ventures IV GmbH & Co. Beteiligungs KG	42,764	2,054,999	0	39,497.16 761.46	* **	2.9%	2.5%
Rho Ventures IV LP	17,427	837,603	0	16,098.48 310.79	* **	1.2%	1.0%
Rho Management Trust I	37,980	1,825,002	0	35,075.97 677.15	* **	2.6%	2.2%
Khosla Ventures I, L.P.	139,241	6,689,571	0	128,571.43 2,482.11	* **	9.4%	8.0%
Michael Dennis	0	1,489,983	800,000	0		2.0%	2.7%
Carlos Riva	0	0	2,738,830	0		0%	3.2%
John A McCarthy, Jr.	0	0	864,900	0		0%	1.0%
William Lese	0	0	0	0		0%	0%
Joshua Ruch	0	0	0	0		0%	0%
Michael Zak	0	0	0	0		0%	0%
Total						35%	35%

*	Warrants for Series C Preferred Stock or “New Financing Securities” as defined in the Bridge Warrants.
**	Warrants for Common Stock
***	Percentages expressed indicate percentage of the total votes of the Series A Preferred Stock and Series C Preferred Stock outstanding as of a particular date, voting together as a single class (and do not give effect to any options or warrants Owned).
****	Percentages represented indicate percentage of the total votes of all Common Stock, Series A Preferred Stock and Series C Preferred Stock outstanding as of a particular date, voting together as a single class (and do not give effect to any options or warrants Owned).

EXHIBIT A

FORM OF IRREVOCABLE PROXY

The undersigned Major Stockholder (the “Major Stockholder”) of CELUNOL CORP., a Delaware corporation (the “Company”), hereby irrevocably (to the fullest extent permitted by law) appoints and constitutes EDWARD SHONSEY, ANTHONY E. ALTIG and DIVERSA CORPORATION, a Delaware corporation (“Parent”), and each of them, the attorneys and proxies of the Major Stockholder with full power of substitution and resubstitution, to the full extent of the Major Stockholder’s rights with respect to the Subject Securities as defined in that certain the Voting Agreement, dated as of the date hereof, among Parent, the Major Stockholder and the other stockholders of the Company appearing as signatories thereto (the “Voting Agreement”). (The shares of the capital stock of the Company referred to in clauses “(i)” and “(ii)” of the immediately preceding sentence are collectively referred to as the “Shares”.) Upon the execution hereof, all prior proxies given by the Major Stockholder with respect to any of the Shares are hereby revoked, and the Major Stockholder agrees that no subsequent proxies will be given with respect to any of the Shares.

This proxy is irrevocable, is coupled with an interest and is granted in connection with the Voting Agreement and is granted in consideration of Parent entering into the Agreement and Plan of Merger and Reorganization, dated as of the date hereof, among Parent, the Company, Concord Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent and the Company Stockholders’ Representative (the “Merger Agreement”). This proxy will terminate on the Voting Covenant Expiration Date (as defined in the Voting Agreement).

The attorneys and proxies named above will be empowered, and may exercise this proxy, to vote the Shares at any time until the earlier to occur of the valid termination of the Merger Agreement or the Effective Time (as defined in the Merger Agreement) of the merger contemplated thereby (the “Merger”) at any meeting of the stockholders of the Company, however called, and in connection with any written action by consent of the stockholders of the Company, as applicable.

The Major Stockholder hereby agrees that, prior to the Voting Covenant Expiration Date, at any meeting of the stockholders of the Company, however called, and in any written action by consent of the stockholders of the Company, unless otherwise directed in writing by Parent, Major Stockholder shall cause such Major Stockholder’s Subject Securities to be voted, as applicable:

(a) in favor of the adoption of the Merger Agreement and any action required to consummate the Merger;

(b) against any action or agreement that would result in a breach of any representation, warranty, covenant or obligation of the Company in the Merger Agreement; and

(c) against the following actions (other than the Merger and the other transactions contemplated by the Merger Agreement): (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company or any subsidiary of the Company; (B) any sale, lease or transfer of a material amount of assets of the Company or any subsidiary of the Company; (C) any reorganization, recapitalization, dissolution or liquidation of the Company or any subsidiary of the Company; (D) any change in a majority of the board of directors of the Company; (E) any amendment to the Company’s certificate of incorporation or bylaws (except for any amendment to increase the authorized capital stock); (F) any material change in the capitalization of the Company or the Company’s corporate structure; and (G) any other action which is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement or this Agreement.

The Major Stockholder may vote the Shares on all other matters not referred to in this proxy, and the attorneys and proxies named above may not exercise this proxy with respect to such other matters.

This proxy shall be binding upon the heirs, estate, executors, personal representatives, successors and assigns of the Major Stockholder (including any transferee of any of the Shares).

Any term or provision of this proxy that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the Major Stockholder agrees that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this proxy shall be enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Major Stockholder agrees to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.

Dated: February 12, 2007

MAJOR STOCKHOLDER

By:
Name:
Title:

NUMBER OF OUTSTANDING SHARES OF
COMPANY COMMON STOCK
HELD BY STOCKHOLDER:

NUMBER OF OUTSTANDING SHARES OF
COMPANY PREFERRED STOCK
HELD BY STOCKHOLDER:

NUMBER OF SHARES OF COMPANY COMMON STOCK
SUBJECT TO COMPANY OPTIONS AND COMPANY WARRANTS HELD BY STOCKHOLDER:

VOTING AGREEMENT

(Diversa Stockholders)

THIS VOTING AGREEMENT (this “Agreement”) is entered into as of February 12, 2007, by and between CELUNOL CORP., a Delaware corporation (the “Company”), and the Major Stockholders of DIVERSA CORPORATION, a Delaware corporation (“Parent”) whose signatures appear on the signature pages to this Agreement (each a “Major Stockholder”). Capitalized terms used and not otherwise defined herein shall have the meanings given to such terms in the Merger Agreement (as defined herein).

RECITALS

A. Each Major Stockholder is a holder of record and the “beneficial owner” (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of certain shares of common stock of Parent.

B. Parent, the Company, Concord Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent and the Company Stockholders’ Representative have entered into an Agreement and Plan of Merger and Reorganization of even date herewith (the “Merger Agreement”), providing for the merger of Merger Sub with and into the Company, with the Company being the surviving corporation and continuing as a wholly-owned subsidiary of Parent (the “Merger”).

C. In the Merger, the outstanding shares of common stock and preferred stock of the Company are to be converted into the right to receive shares of common stock of Parent as specified in the Merger Agreement.

D. In order to induce the Company to enter into the Merger Agreement, each Major Stockholder is entering into this Agreement.

AGREEMENT

The parties to this Agreement, intending to be legally bound, agree as follows:

1. CERTAIN DEFINITIONS

For purposes of this Agreement:

(a) Each Major Stockholder shall be deemed to “Own” or to have acquired “Ownership” of a security if such Major Stockholder: (i) is the record owner of such security; or (ii) is the “beneficial owner” (within the meaning of Rule 13d-3 under the Exchange Act) of such security.

(b) “Subject Securities” shall mean (i) the securities of Parent (including the shares of Parent Common Stock and options to acquire Parent Common Stock, the Parent Warrants and other rights to acquire shares of Parent Common Stock) Owned by the applicable Major Stockholder as of the date of this Agreement as set forth on such Major Stockholder’s signature page to this Agreement; and (ii) all additional securities of Parent (including all additional shares of Parent Common Stock and all additional options, warrants and other rights to acquire shares of Parent Common Stock) of which each Major Stockholder acquires Ownership during the period from the date of this Agreement through the Voting Covenant Expiration Date.

(c) A Person shall be deemed to have a effected a “Transfer” of a security if such Person directly or indirectly: (i) sells, pledges, encumbers, grants an option with respect to, transfers or disposes of such security or any interest in such security to any Person other than the Company; (ii) enters into an agreement or commitment contemplating the possible sale of, pledge of, encumbrance of, grant of an option with respect to, transfer of or disposition of such security or any interest therein to any Person other than the Company; or (iii) reduces such Person’s beneficial ownership of, interest in, control over or risk relating to such security.

(d) “Voting Covenant Expiration Date” shall mean the earlier of the date upon which the Merger Agreement is validly terminated, or the date upon which the Merger is consummated.

2. TRANSFER OF SUBJECT SECURITIES AND VOTING RIGHTS

2.1 Restriction on Transfer of Subject Securities. Subject to Section 2.3, during the period from the date of this Agreement through the Voting Covenant Expiration Date, each Major Stockholder shall not, directly or indirectly, cause or permit any Transfer of any of such Major Stockholder’s Subject Securities to be effected.

2.2 Restriction on Transfer of Voting Rights. During the period from the date of this Agreement through the Voting Covenant Expiration Date, each Major Stockholder shall ensure that (a) none of such Major Stockholder’s Subject Securities is deposited into a voting trust and (b) no proxy is granted, and no voting agreement or similar agreement is entered into, with respect to any of such Major Stockholder’s Subject Securities, with respect to, in the case of each of (a) and (b) above, any meeting of the stockholders of Parent, however called, and in any written action by consent of the stockholders of Parent, related to any proposal that the Major Stockholder has agreed to vote “for” or “against” as set forth in Sections 3.1(a)-(c) below.

2.3 Permitted Transfers. Sections 2.1 and 2.2 shall not prohibit a Transfer of Parent Common Stock by any Major Stockholder (i) to any member of his or her immediate family, or to a trust for the benefit of such Major Stockholder or any member of his or her immediate family, (ii) upon the death of such Major Stockholder, (iii) if such Major Stockholder is a partnership or limited liability company, to one or more partners or members of such Major Stockholder or to an affiliated corporation under common control with such Major Stockholder or (iv) with respect to Edward T. Shonsey, Anthony E. Altig, William H. Baum and Patrick Simms pursuant to a plan adopted pursuant to Rule 10b5-1 under the Exchange Act, whether or not such plan is in existence on the date hereof; provided, however, that a Transfer referred to in clauses (i), (ii) or (iii) of this sentence shall be permitted only if, as a precondition to such Transfer, the transferee agrees in a writing, reasonably satisfactory in form and substance to the Company, to be bound by the terms of this Agreement.

3. VOTING OF SHARES

3.1 Voting Covenant Prior to Termination of Merger Agreement. Each Major Stockholder hereby agrees that, prior to Voting Covenant Expiration Date, at any meeting of the stockholders of Parent, however called, and in any written action by consent of the stockholders of Parent, unless otherwise directed in writing by the Company, each Major Stockholder shall cause such Major Stockholder’s Subject Securities to be voted, as applicable:

(a) in favor of the issuance of Parent Common Stock pursuant to the Merger and any action required to consummate the Merger;

(b) against any action or agreement that would result in a breach of any representation, warranty, covenant or obligation of Parent in the Merger Agreement; and

(c) against the following actions (other than the Merger and the other transactions contemplated by the Merger Agreement): (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving Parent or any subsidiary of Parent; (B) any sale, lease or transfer of a material amount of assets of Parent or any subsidiary of Parent; (C) any reorganization, recapitalization, dissolution or liquidation of Parent or any subsidiary of Parent; (D) any change in a majority of the board of directors of Parent; (E) any amendment to Parent’s certificate of incorporation or bylaws; (F) any material change in the capitalization of Parent or Parent’s corporate structure; and (G) any other action which is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement or this Agreement.

Each Major Stockholder agrees that, prior to the Voting Covenant Expiration Date, it shall not enter into any agreement or understanding with any Person to vote or give instructions in any manner inconsistent with clause “(a)”, “(b)”, or “(c)” of the preceding sentence.

3.2 Proxy; Further Assurances.

(a) Contemporaneously with the execution of this Agreement: (i) each Major Stockholder shall deliver to the Company a proxy in the form attached to this Agreement as Exhibit A, which shall be irrevocable to the fullest extent permitted by law (at all times prior to the Voting Covenant Expiration Date) with respect to such Major Stockholder’s Subject Securities referred to therein (the “Proxy”); and (ii) each Major Stockholder shall cause to be delivered to the Company an additional proxy (in the form attached hereto as Exhibit A) executed on behalf of the record owner of any outstanding shares of Parent Common Stock or that are owned beneficially (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934), but not of record, by such Major Stockholder.

(b) Each Major Stockholder shall, at his, her or its own expense, perform such further acts and execute such further proxies and other documents and instruments as may reasonably be required to vest in the Company the power to carry out and give effect to the provisions of this Agreement with respect to such Major Stockholder’s Subject Securities.

4. REPRESENTATIONS AND WARRANTIES OF MAJOR STOCKHOLDER

Each Major Stockholder hereby represents and warrants to the Company as follows:

4.1 Authorization, Etc. Such Major Stockholder has the absolute and unrestricted right, power, authority and capacity to execute and deliver this Agreement and the Proxy and to perform his, her or its obligations hereunder and thereunder. This Agreement and the Proxy have been duly executed and delivered by such Major Stockholder and constitute legal, valid and binding obligations of such Major Stockholder, enforceable against such Major Stockholder in accordance with their terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies. Such Major Stockholder, if not an individual, is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it was organized or formed.

4.2 No Conflicts or Consents.

(a) The execution and delivery of this Agreement and the Proxy by such Major Stockholder does not, and the performance of this Agreement and the Proxy by such Major Stockholder will not: (i) conflict with or violate any law, rule, regulation, order, decree or judgment applicable to such Major Stockholder or by which he, she or it or any of his, her or its properties is or may be bound or affected; or (ii) result in or constitute (with or without notice or lapse of time) any breach of or default under, or give to any other Person (with or without notice or lapse of time) any right of termination, amendment, acceleration or cancellation of, or result (with or without notice or lapse of time) in the creation of any encumbrance or restriction on any of the Subject Securities pursuant to, any Contract to which such Major Stockholder is a party or by which such Major Stockholder or any of his, her or its affiliates or properties is or may be bound or affected.

(b) The execution and delivery of this Agreement and the Proxy by such Major Stockholder does not, and the performance of this Agreement and the Proxy by such Major Stockholder will not, require any consent or approval of any Person.

4.3 Title to Securities. As of the date of this Agreement: (a) such Major Stockholder holds of record (free and clear of any encumbrances or restrictions) the number of outstanding shares of Parent Common Stock set forth beneath such Major Stockholder’s signature on the signature page hereof; (b) such Major Stockholder holds (free and clear of any encumbrances or restrictions) the options, warrants and other rights to acquire shares of Parent Common Stock set forth beneath such Major Stockholder’s signature on the signature page hereof; and (c) such Major Stockholder does not directly or indirectly Own any shares of capital stock or other securities of Parent, or any option, warrant or other right to acquire (by purchase, conversion or otherwise) any shares of capital stock or other securities of Parent, other than the shares and options, warrants and other rights set forth beneath such Major Stockholder’s signature on the signature page hereof.

4.4 Accuracy of Representations. The representations and warranties contained in this Agreement are accurate in all respects as of the date of this Agreement, will be accurate in all respects at all times through the Voting Covenant Expiration Date and will be accurate in all respects as of the date of the consummation of the Merger as if made on that date.

5. ADDITIONAL COVENANTS OF MAJOR STOCKHOLDER

5.1 Further Assurances. From time to time and without additional consideration, each Major Stockholder shall (at such Major Stockholder’s sole expense) execute and deliver, or cause to be executed and delivered, such additional transfers, assignments, endorsements, proxies, consents and other instruments, and shall (at such Major Stockholder’s sole expense) take such further actions, as the Company may reasonably request and that are necessary to carry out and make the effective terms of this Agreement.

6. MISCELLANEOUS

6.1 Survival of Representations, Warranties and Agreements. All representations, warranties, covenants and agreements made by each Major Stockholder in this Agreement shall survive (i) the consummation of the Merger, (ii) any termination of the Merger Agreement, and (iii) the Voting Covenant Expiration Date.

6.2 Expenses. All costs and expenses incurred in connection with the transactions contemplated by this Agreement shall be paid by the party incurring such costs and expenses.

6.3 Notices. Any notice or other communication required or permitted to be delivered to any party under this Agreement shall be in writing and shall be deemed properly delivered, given and received when delivered (by hand, by registered mail, by courier or express delivery service or by facsimile) to the address or facsimile telephone number set forth beneath the name of such party below (or to such other address or facsimile telephone number as such party shall have specified in a written notice given to the other party):

if to Major Stockholder:

at the address set forth on the signature page hereof; and

if to the Company:

Celunol Corp.

55 Cambridge Parkway

Cambridge, MA 02142

Attn: John A. McCarthy, Jr.

Fax: (617) 551-1196

with a copy to:

Bingham McCutchen LLP

150 Federal Street

Boston, MA 02110-1726

Attn: John R. Utzschneider, Esq.

Fax: (617) 951-8736

6.4 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.

6.5 Entire Agreement. This Agreement, the Proxy, the Merger Agreement and any Lock-up Agreement between each Major Stockholder and Parent collectively set forth the entire understanding of the Company and such Major Stockholder relating to the subject matter hereof and thereof and supersede all other prior agreements and understandings between the Company and such Major Stockholder relating to the subject matter hereof and thereof.

6.6 Assignment; Binding Effect. Except as provided herein, neither this Agreement nor any of the interests or obligations hereunder may be assigned or delegated by any Major Stockholder, and any attempted or purported assignment or delegation of any of such interests or obligations shall be void. Subject to the preceding sentence, this Agreement shall be binding upon each Major Stockholder and his or her heirs, estate, executors and personal representatives and his, her or its successors and assigns, and shall inure to the benefit of the Company and its successors and assigns. Without limiting any of the restrictions set forth in Section 2 or elsewhere in this Agreement, this Agreement shall be binding upon any Person to whom any Subject Securities are transferred. Nothing in this Agreement is intended to confer on any Person (other than the Company and its successors and assigns) any rights or remedies of any nature.

6.7 Fiduciary Duties. Each Major Stockholder is signing this Agreement in such Major Stockholder’s capacity as an owner of his, her or its respective Subject Securities, and nothing herein shall prohibit, prevent or preclude such Major Stockholder from taking or not taking any action in his or her capacity as an officer or director of Parent, to the extent permitted by the Merger Agreement.

6.8 Specific Performance. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement or the Proxy were not performed in accordance with its specific terms or were otherwise breached. Each Major Stockholder agrees that, in the event of any breach or threatened breach by any Major Stockholder of any covenant or obligation contained in this Agreement or in the Proxy, the Company shall be entitled (in addition to any other remedy that may be available to it, including monetary damages) to seek (a) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation, and (b) an injunction restraining such breach or threatened breach. Each Major Stockholder further agrees that neither the Company nor any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 6.8, and each Major Stockholder irrevocably waives any right he, she or it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

6.9 Non-Exclusivity. The rights and remedies of the Company under this Agreement are not exclusive of or limited by any other rights or remedies which it may have, whether at law, in equity, by contract or otherwise, all of which shall be cumulative (and not alternative). Without limiting the generality of the foregoing, the rights and remedies of the Company under this Agreement, and the obligations and liabilities of each Major Stockholder under this Agreement, are in addition to their respective rights, remedies, obligations and liabilities under common law requirements and under all applicable statutes, rules and regulations. Nothing in this Agreement shall limit any Major Stockholder’s obligations, or the rights or remedies of the Company, under any other agreement between the Company and such Major Stockholder; and nothing in any such other agreement shall limit any Major Stockholder’s obligations, or any of the rights or remedies of the Company, under this Agreement.

6.10 Governing Law; Venue.

(a) This Agreement and the Proxy shall be construed in accordance with, and governed in all respects by, the laws of the State of Delaware (without giving effect to principles of conflicts of laws).

(b) Any legal action or other legal proceeding relating to this Agreement or the Proxy or the enforcement of any provision of this Agreement or the Proxy shall be brought or otherwise commenced in any state or federal court located in the State of Delaware. Each Major Stockholder and the Company:

(i) expressly and irrevocably consents and submits to the jurisdiction of each state and federal court located in the State of Delaware in connection with any such legal proceeding;

(ii) agrees that service of any process, summons, notice or document by U.S. mail addressed to him or it at the address set forth on the signature page hereof shall constitute effective service of such process, summons, notice or document for purposes of any such legal proceeding;

(iii) agrees that each state and federal court located in the State of Delaware shall be deemed to be a convenient forum; and

(iv) agrees not to assert (by way of motion, as a defense or otherwise), in any such legal proceeding commenced in any state or federal court located in the State of Delaware, any claim by either the Company or such Major Stockholder that it is not subject personally to the jurisdiction of such court, that such legal proceeding has been brought in an inconvenient forum, that the venue of such proceeding is improper or that this Agreement or the subject matter of this Agreement may not be enforced in or by such court.

(c) EACH MAJOR STOCKHOLDER AND THE COMPANY IRREVOCABLY WAIVES THE RIGHT TO A JURY TRIAL IN CONNECTION WITH ANY LEGAL PROCEEDING RELATING TO THIS AGREEMENT OR THE PROXY OR THE ENFORCEMENT OF ANY PROVISION OF THIS AGREEMENT OR THE PROXY.

6.11 Counterparts. This Agreement may be executed in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument.

6.12 Captions. The captions contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

6.13 Attorneys’ Fees. If any legal action or other legal proceeding relating to this Agreement or the enforcement of any provision of this Agreement is brought against any Major Stockholder, the prevailing party shall be entitled to recover reasonable attorneys’ fees, costs and disbursements (in addition to any other relief to which the prevailing party may be entitled).

6.14 Waiver. No failure on the part of the Company to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of the Company in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. The Company shall not be deemed to have waived any claim available to the Company arising out of this Agreement, or any power, right, privilege or remedy of the Company under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of the Company; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

6.15 Construction.

(a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(b) The parties agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

(c) As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d) Except as otherwise indicated, all references in this Agreement to “Sections” and “Exhibits” are intended to refer to Sections of this Agreement and Exhibits to this Agreement.

IN WITNESS WHEREOF, the Company and each Major Stockholder have caused this Agreement to be executed as of the date first written above.

CELUNOL CORP.

By:
Name:
Title:

MAJOR STOCKHOLDER

By:
Name:
Title:

Address:

Attn:
Fax:	( )

NUMBER OF OUTSTANDING SHARES OF PARENT COMMON STOCK HELD BY STOCKHOLDER:

NUMBER OF SHARES OF PARENT COMMON STOCK SUBJECT TO PARENT OPTIONS AND PARENT WARRANTS HELD BY STOCKHOLDER:

EXHIBIT A

FORM OF IRREVOCABLE PROXY

The undersigned Major Stockholder (the “Major Stockholder”) of DIVERSA CORPORATION, a Delaware corporation (“Parent”), hereby irrevocably (to the fullest extent permitted by law) appoints and constitutes CARLOS RIVA, JOHN MCCARTHY and CELUNOL CORP., a Delaware corporation (the “Company”), and each of them, the attorneys and proxies of the Major Stockholder with full power of substitution and resubstitution, to the full extent of the Major Stockholder’s rights with respect to (i) the outstanding shares of capital stock of Parent owned of record by the Major Stockholder as of the date of this proxy, which shares are specified on the final page of this proxy, and (ii) any and all other shares of capital stock of Parent which the Major Stockholder may acquire on or after the date hereof. (The shares of the capital stock of Parent referred to in clauses “(i)” and “(ii)” of the immediately preceding sentence are collectively referred to as the “Shares”.) Upon the execution hereof, all prior proxies given by the Major Stockholder with respect to any of the Shares are hereby revoked, and the Major Stockholder agrees that no subsequent proxies will be given with respect to any of the Shares.

This proxy is irrevocable, is coupled with an interest and is granted in connection with the Voting Agreement, dated as of the date hereof, among the Company, the Major Stockholder and the other stockholders of Parent appearing as signatories thereto (the “Voting Agreement”), and is granted in consideration of the Company entering into the Agreement and Plan of Merger and Reorganization, dated as of the date hereof, among Parent, the Company, Concord Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent and the Company Stockholders’ Representative (the “Merger Agreement”). This proxy will terminate on the Voting Covenant Expiration Date (as defined in the Voting Agreement).

The attorneys and proxies named above will be empowered, and may exercise this proxy, to vote the Shares at any time until the earlier to occur of the valid termination of the Merger Agreement or the Effective Time (as defined in the Merger Agreement) of the merger contemplated thereby (the “Merger”) at any meeting of the stockholders of Parent, however called, and in connection with any written action by consent of the stockholders of Parent, as applicable.

The Major Stockholder hereby agrees that, prior to the Voting Covenant Expiration Date, at any meeting of the stockholders of Parent, however called, and in any written action by consent of the stockholders of Parent, unless otherwise directed in writing by the Company, Major Stockholder shall cause such Major Stockholder’s Subject Securities to be voted, as applicable:

(a) in favor of the issuance of Parent Common Stock pursuant to the Merger and any action required to consummate the Merger;

(b) against any action or agreement that would result in a breach of any representation, warranty, covenant or obligation of Parent in the Merger Agreement; and

(c) against the following actions (other than the Merger and the other transactions contemplated by the Merger Agreement): (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving Parent or any subsidiary of Parent; (B) any sale, lease or transfer of a material amount of assets of Parent or any subsidiary of Parent; (C) any reorganization, recapitalization, dissolution or liquidation of Parent or any subsidiary of Parent; (D) any change in a majority of the board of directors of Parent; (E) any amendment to Parent’s certificate of incorporation or bylaws; (F) any material change in the capitalization of Parent or Parent’s corporate structure; and (G) any other action which is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement or this Agreement.

The Major Stockholder may vote the Shares on all other matters not referred to in this proxy, and the attorneys and proxies named above may not exercise this proxy with respect to such other matters.

This proxy shall be binding upon the heirs, estate, executors, personal representatives, successors and assigns of the Major Stockholder (including any transferee of any of the Shares).

Any term or provision of this proxy that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the Major Stockholder agrees that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this proxy shall be enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Major Stockholder agrees to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.

Dated: February 12, 2007

MAJOR STOCKHOLDER

By:
Name:
Title:

NUMBER OF OUTSTANDING SHARES OF PARENT COMMON STOCK HELD BY STOCKHOLDER:

NUMBER OF SHARES OF PARENT COMMON STOCK SUBJECT TO PARENT OPTIONS AND PARENT WARRANTS HELD BY STOCKHOLDER:

EXHIBIT C

THIS PROMISSORY NOTE MAY NOT BE SOLD, ASSIGNED, TRANSFERRED OR OTHERWISE DISPOSED OF WITHOUT THE PRIOR EXPRESS WRITTEN CONSENT OF THE HOLDER OF THIS PROMISSORY NOTE.

THIS PROMISSORY NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. NO SALE OR DISPOSITION MAY BE EFFECTED EXCEPT IN COMPLIANCE WITH RULE 144 UNDER SAID ACT OR AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL FOR THE COMPANY SATISFACTORY TO THE HOLDER THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE ACT OR RECEIPT OF A NO-ACTION LETTER FROM THE SECURITIES AND EXCHANGE COMMISSION.

PROMISSORY NOTE

Maximum aggregate principal amount	February 12, 2007
$20,000,000

For value received Celunol Corp., a Delaware corporation (the “Company”), promises to pay to Diversa Corporation, a Delaware corporation, or its assigns (“Holder”) up to an aggregate principal amount of twenty million dollars ($20,000,000), subject to the provisions of paragraph 2 below. This Promissory Note (this “Note”) is the Promissory Note referred to in and is executed and delivered in connection with that certain Agreement and Plan of Merger and Reorganization of even date herewith among Holder, Concord Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Holder, the Company and the Company Stockholders’ Representative appearing as a signatory thereto (as the same may from time to time be amended, modified, supplemented or restated, the “Merger Agreement”). All capitalized terms used herein and not otherwise defined herein shall have the respective meanings given to them in the Merger Agreement.

1. Interest. The Company promises to pay interest on the outstanding principal amount hereof as determined on a daily basis based on the amounts outstanding under this Note as set forth in Schedule A of this Note, which interest shall be payable at the rate of nine percent (9%) per annum or the maximum rate permissible by law, whichever is less. Subject to the provisions of paragraph 5 below, interest shall be due and payable on the Maturity Date (as defined below), and shall be calculated on the basis of a 365-day year for the actual number of days elapsed.

2. Borrowing Requests. Each time prior to the Maturity Date that the Company desires to borrow available amounts under this Note, the Company shall deliver to Holder a written borrowing request that (i) specifies the amount of the borrowing requested under this Note, (ii) indicates that it is a request pursuant to this Note, and (iii) is executed by an authorized officer of the Company (a “Borrowing Request”). Holder shall only be obligated to loan amounts to the Company under this Note prior to the termination of the Merger Agreement and in an aggregate principal amount of up to twenty million dollars ($20,000,000), and of such aggregate amount, one-third (1/3) shall be available for borrowing by the Company on or before March 10, 2007, an additional one-third (1/3), plus any amount not borrowed during the period ended March 10, 2007, shall be available for borrowing by the Company after March 10, 2007 and on or before April 20, 2007, and the final one-third (1/3), plus any amount not borrowed during either of the two prior periods, shall be available for borrowing by the Company after April 20, 2007. Subject to the foregoing, each time the Company delivers a Borrowing Request to Holder, Holder shall endorse Schedule A of this Note to reflect the amount of such Borrowing Request, attach the applicable Borrowing Request to Schedule A of this Note, and deliver to the Company within three (3) business days of the date of receipt of the applicable Borrowing Request the amount requested in such Borrowing Request. The principal amount payable by the Company to Holder on the Maturity Date shall equal the applicable principal amount (the “Maturity Date Principal Amount”) set forth on Schedule A hereto at the Maturity Date. If at any time the Company desires to borrow funds from any Person in excess of the total of twenty million dollars ($20,000,000) in principal amount provided for pursuant to this Note and the Company has at such time already borrowed the total of twenty million dollars ($20,000,000) in principal amount provided for pursuant to this Note, the Company hereby agrees that Holder shall have the right to fund such additional amounts prior to the Company borrowing such funds from any other party. If the Company desires to pursue such borrowing, it will provide Holder notice of the proposed borrowing and the proposed terms and if Holder does not indicate within ten (10) business days that it is willing to lend on such terms, the Company shall be free to obtain financing from a third party on terms that are no less favorable to the Company than such proposed terms (any such third party financing, a “Third Party Loan”).

3. Payments. Subject to the provisions of paragraph 5 below, no portion of the outstanding principal balance and all unpaid accrued interest under this Note shall be payable by the Company to Holder until the Maturity Date. All payments of interest and principal shall be in lawful money of the United States of America payable by wire transfer of immediately available funds to the account of Holder specified in writing by Holder. Payment on this Note shall be applied first to accrued interest, and thereafter to the outstanding principal balance hereof. This Note may be prepaid, in whole or in part, at any time without penalty. Any amounts prepaid under this Note may not be reborrowed under this Note. Holder shall endorse Schedule A of this Note to reflect the amount of any such prepayment and each repayment of amounts outstanding under this Note. In the event Holder is required to pay to the Company the fee set forth in Section 9.3(b) of the Merger Agreement, such fee shall be offset against amounts outstanding under this Note and Holder shall endorse Schedule A of this Note to reflect the amount of any such offset.

4. Maturity Date. Subject to the provisions of paragraph 5 below, the entire outstanding principal balance and all unpaid accrued interest shall become fully due and payable (subject to the prior conversion, if any, of a portion of such principal and interest into Equity Securities (as defined below) of the Company as provided in paragraph 6 below) upon the earliest of the following (the “Maturity Date”):

(i) fifteen (15) business days following the Closing of the Merger, in which case the total amount payable under this Note will be contributed to the capital of the Company unless Holder and the Company otherwise agree;

(ii) subject to clauses (iv) and (v) below, six (6) months after termination of the Merger Agreement, if the Closing of the Merger has not occurred and the Merger Agreement has been terminated by Holder pursuant to Section 9.1(d) of the Merger Agreement or has otherwise been terminated by Holder based in whole or in part on the Company’s failure to satisfy any of the conditions precedent to Closing set forth in Section 6.4 or Sections 7.1 and 7.2 of the Merger Agreement;

(iii) one (1) year after termination of the Merger Agreement, if the Closing of the Merger has not occurred and the Merger Agreement has been terminated by the Company pursuant to Section 9.1(e) of the Merger Agreement or has otherwise been terminated by the Company based in whole or in part on Holder’s failure to satisfy any of the conditions precedent to Closing set forth in Section 6.4 or Sections 8.1 and 8.2 of the Merger Agreement;

(iv) the date on which the six million dollar ($6,000,000) fee referred to in Section 9.3(c) of the Merger Agreement is due and owing (or, if earlier, paid) from the Company to Holder;

(v) the date seven (7) business days after the earlier of the date on which the Company enters into an agreement for an Acquisition Transaction or consummates an Acquisition Transaction, in the event that (x) the Merger Agreement was terminated by Holder or the Company pursuant to Section 9.1(d) of the Merger Agreement, (y) at any time before the Company Stockholders’ Meeting an Acquisition Proposal with respect to the Company shall have been publicly announced, disclosed or otherwise communicated to the board of directors of the Company and stockholders of the Company and (z) within six months after the termination of the Merger Agreement, the Company enters into an agreement for an Acquisition Transaction or consummates an Acquisition Transaction;

(vi) the consummation of any Change of Control Transaction to which the Company is a party; or

(vii) November 31, 2008.

5. Default. If there shall be any Event of Default (defined below) hereunder, at the option and upon the declaration of Holder and upon written notice to the Company (which election and notice shall not be required in the case of an Event of Default under paragraph 5(b)(i), (b)(ii), (c), (d) or (e), with respect to which all principal and unpaid accrued interest shall become due and payable immediately upon such Event of Default occurring), this Note shall accelerate and all principal and unpaid accrued interest shall become due and payable. The occurrence of any one or more of the following shall constitute an “Event of Default”:

(a) The Company fails to pay timely any of the principal amount or any accrued interest or other amounts due under this Note or breaches paragraph 7 of this Note;

(b) (i) A default in the payment of any amount when due (subject to any applicable grace period), whether by acceleration, mandatory repayment or redemption, or otherwise, of any principal or stated amount of, or interest or fees on, any indebtedness (other than the indebtedness described in clause (a) above) of the Company or any Company Subsidiary having a principal or stated amount, individually or in the aggregate, in excess of one million dollars ($1,000,000); (ii) a default in the performance or observance of any obligation or condition with respect to any indebtedness described in clause (b)(i) above if the effect of such default is to accelerate the maturity of any such indebtedness; or (iii) a default in the performance or observance of any obligation or condition with respect to any indebtedness described in clause (b)(i) above if such default shall continue unremedied for any applicable period of time sufficient to permit the holder or holders of such indebtedness, or any trustee or agent for such holders, to cause or declare such indebtedness to become due and payable or to require such indebtedness to be prepaid, redeemed, purchased or defeased, or require an offer to purchase or defease such indebtedness to be made, or to exercise remedies in respect of any collateral securing such indebtedness, prior to its expressed maturity;

(c) Any Order for the payment of money in excess of one million dollars ($1,000,000) shall be rendered against the Company or any Company Subsidiary and either (i) enforcement proceedings have been commenced by any creditor upon such Order or (ii) there is any period of 10 consecutive days during which a stay of enforcement of such Order, by reason of a pending appeal or otherwise, shall not be in effect;

(d) (i) An admission in writing by the Company or any Company Subsidiary, respectively, of its inability to pay its debts generally or a general assignment by the Company or any Company Subsidiary, respectively, for the benefit of creditors; (ii) the filing of any petition or answer by the Company or any Company Subsidiary, respectively, seeking to adjudicate itself as bankrupt or insolvent, or seeking for itself any liquidation, winding-up, reorganization, arrangement, adjustment, protection, relief or composition of the Company or any Company Subsidiary, respectively, or its debts under any law relating to bankruptcy, insolvency, receivership, liquidation, winding-up, reorganization, examination, relief of debtors or other similar law now or hereafter in effect, or seeking, consenting to or acquiescing in the entry of an Order for relief in any case under any such law, or the appointment of or taking possession by a receiver, trustee, custodian, liquidator, examiner, assignee, sequestrator or other similar official for the Company or any Company Subsidiary, respectively, or for any substantial part of its property; or (iii) corporate or other entity action taken by the Company or any Company Subsidiary, respectively, to authorize any of the actions set forth above; or

(e) Without the consent or acquiescence of the Company or any Company Subsidiary, respectively, the entering of an Order for relief or approving a petition for relief or reorganization or any other petition seeking any reorganization, arrangement, readjustment, liquidation, dissolution or other similar relief under any present or future bankruptcy, insolvency or similar statute, law or regulation, or the filing of any such petition against the Company or any Company Subsidiary, respectively, which petition shall not be dismissed within 60 days, or, without the consent or acquiescence of the Company or any Company Subsidiary, respectively, the entering of an Order appointing a trustee, custodian, receiver or liquidator of the Company or any Company Subsidiary, respectively, or of all or any substantial part of the property of the Company or any Company Subsidiary, respectively, which Order shall not be dismissed within 60 days.

The date of any notice pursuant to paragraph 5(a) or (b)(iii) above or the date on which any of the events described in paragraph 5(b)(i), (b)(ii), (c), (d) or (e) occurs shall be deemed, for all purposes of this Note, the

“Maturity Date”. To the extent that all or any portion of the Maturity Date Principal Amount is not paid by the Company to Holder on the Maturity Date (the portion of the Maturity Date Principal Amount that is not paid on the Maturity Date being herein referred to as the “Unpaid Maturity Date Principal Amount”), the Unpaid Maturity Date Principal Amount shall accrue interest at the rate of eleven percent (11%) per annum commencing on the Maturity Date until the date on which the Unpaid Maturity Date Principal Amount (and all interest thereon pursuant to this sentence) has been paid in full to Holder, with such interest being calculated based on a 365-day year and by reference to the Unpaid Maturity Date Principal Amount as determined on a daily basis. In the event of any default or Event of Default hereunder, the Company shall pay all reasonable attorneys’ fees and court costs incurred by Holder in enforcing and collecting this Note.

6. Conversion. In the event (i) the Closing of the Merger has not occurred and the Merger Agreement has been terminated and (ii) the Company issues and sells shares of its Equity Securities (as defined below) to investors (the “Investors”) on or before the Maturity Date in an equity financing with total proceeds to the Company of not less than twenty-five million dollars ($25,000,000) (excluding the conversion of this Note or other debt) (a “Qualified Financing”), then fifty percent (50%) of the outstanding principal balance and unpaid accrued interest on this Note shall automatically convert in whole without any further action by Holder into such Equity Securities, at a conversion price equal to the price per share paid by the Investors purchasing the Equity Securities on the same terms and conditions as given to the Investors. In the event a portion of the amounts outstanding under this Note are converted into Equity Securities, Holder shall endorse Schedule A of this Note to reflect the reduction in amounts outstanding under this Note resulting from such conversion. For purposes of this Note, the term “Equity Securities” shall mean the Company’s common stock issued in the Qualified Financing in the event that the Qualified Financing is an initial public offering and otherwise shall mean the Company’s preferred stock issued in the Qualified Financing, except that such defined term shall not include any security of the Company granted, issued and/or sold by the Company to any employee, director or consultant in such capacity.

7. Use of Proceeds. The Company hereby covenants that all proceeds related to this Note and any Third Party Loan shall only be used to fund expenses permitted by Section 5.15 of the Merger Agreement.

8. Waiver. The Company waives presentment and demand for payment, notice of dishonor, protest and notice of protest of this Note, and shall pay all costs of collection when incurred, including, without limitation, reasonable attorneys’ fees, costs and other expenses. The right to plead any and all statutes of limitations as a defense to any demands hereunder is hereby waived to the full extent permitted by law.

9. Governing Law. This Note shall be governed by and construed under the laws of the State of New York, without giving effect to any conflicts of laws principles that would result in the application of the laws of another jurisdiction.

10. Entire Agreement. This Note, together with the Merger Agreement and the other agreements and documents referenced therein, contain the entire agreement between Holder and the Company and comprise the complete, final and exclusive embodiment of their agreement with regard to the subject matter hereof.

11. Subordination. The indebtedness evidenced by this Note shall be deemed subordinated indebtedness with respect to any Third Party Loan and any debt for borrowed money incurred by the Company after the termination of the Merger Agreement. In order to implement this subordination, Holder agrees to enter into a subordination agreement on customary terms in a form reasonably satisfactory to Holder and to the holder of any Third Party Loan or other senior indebtedness.

12. Amendment. This Note may be amended, supplemented, waived or modified only by an instrument in writing executed by the Company and Holder.

13. Successors and Assigns. The provisions of this Note shall inure to the benefit of and be binding on any successor to the Company and shall extend to any holder hereof. Neither Holder nor the Company may, without the consent of the other party hereto, assign any of its rights or obligations hereunder.

The Company has caused this Note to be executed and delivered as of the date first set forth above.

CELUNOL CORP.

By:	/s/ Carlos Riva
Name:	Carlos Riva
Title:	Chief Executive Officer

Address:
55 Cambridge Parkway, 8th Floor
Cambridge, MA 02142

SCHEDULE A

PRINCIPAL AMOUNT OF THE PROMISSORY NOTE

The following subtractions and additions of portions of the principal amount of this Note have been made:

Date made	Principal amount added	Principal amount following such addition	Principal amount subtracted	Principal amount following such subtraction	Notation made on behalf of holder

NO ENDORSEMENT BY HOLDER OF THIS SCHEDULE A SHALL BE EFFECTIVE UNLESS THE CORRESPONDING BORROWING REQUEST (AS DEFINED IN THIS NOTE) IS ATTACHED HERETO.

EXHIBIT D

LOCK-UP AGREEMENT

(Celunol Stockholders)

THIS LOCK-UP AGREEMENT dated as of February 12, 2007 (this “Agreement”) is entered into by and between the undersigned stockholder (“Stockholder”) and DIVERSA CORPORATION, a Delaware corporation (“Parent”). Capitalized terms used and not otherwise defined herein shall have the meanings given to such terms in the Merger Agreement (as defined herein).

RECITALS

WHEREAS, Stockholder is a stockholder, officer and/or director of Celunol Corp., a Delaware corporation (the “Company”);

WHEREAS, Parent, the Company, Concord Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent and the Company Stockholders’ Representative have entered into an Agreement and Plan of Merger and Reorganization dated as of February 12, 2007 (the “Merger Agreement”), providing for the merger of Merger Sub with and into the Company, with the Company being the surviving corporation (the “Merger”);

WHEREAS, the Merger Agreement contemplates that, among other things, upon consummation of the Merger, (i) holders of shares of Company Preferred Stock and Company Common Stock will receive shares of Parent Common Stock in exchange for their shares of Company Preferred Stock and Company Common Stock, (ii) Company Options, Company Warrants and Bridge Warrants will be assumed by Parent and become exercisable for shares of Parent Common Stock and (iii) the Company will become a wholly-owned subsidiary of Parent;

WHEREAS, it is contemplated that Stockholder will receive shares of Parent Common Stock in exchange for shares of Company Preferred Stock and/or Company Common Stock and may also receive Parent Common Stock upon the exchange, exercise or conversion of Company Options, Company Warrants or Bridge Warrants or any other securities convertible into or exchangeable or exercisable for Company Common Stock which will become exercisable for shares of Parent Common Stock upon the consummation of the Merger (collectively, the “Merger Shares”); and

WHEREAS, Stockholder agrees that the Merger Shares received by Stockholder in connection with the Merger will be subject to certain restrictions on Disposition (as defined herein) as more fully set forth herein.

AGREEMENT

NOW, THEREFORE, as an inducement to and in consideration of Parent’s agreement to enter into the Merger Agreement and proceed with the Merger, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, Stockholder hereby agrees as follows:

1. Lock Up Period. For a period beginning on the Closing Date and ending on the earlier of (a) 180 days after the Closing Date or (b) December 1, 2007 (the “Lock-Up Period”), Stockholder will not, directly or indirectly, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, make any short sale or otherwise dispose of or transfer any Merger Shares, whether now owned or hereafter acquired by Stockholder or with respect to which Stockholder has or hereafter acquires the power of disposition or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of any Merger Shares, whether any such swap or transaction is to be settled by delivery of Parent Common Stock or other securities, in cash or otherwise (each of the above actions referred to herein as a “Disposition”). The foregoing restriction is expressly intended to preclude Stockholder from engaging in any hedging or other transaction which is designed to or which reasonably could be expected to lead to or result in a sale or disposition of any of Stockholder’s Merger Shares even if such securities would be disposed of by someone other than Stockholder. Such prohibited hedging or other transaction would include without limitation any short sale or any purchase, sale or grant of any right (including without limitation any put or call option) with respect to any of Stockholder’s Merger Shares or with respect to any security that includes, relates to, or derives any significant part of its value from such Merger Shares.

2. Permitted Dispositions. Notwithstanding the restrictions on Dispositions contained in Section 1, Stockholder may (a) exercise options and warrants owned by Stockholder as of the date of the Merger Agreement that are exercisable for Merger Shares or convert Bridge Notes into Series C Preferred Stock, it being understood and acknowledged that the Merger Shares acquired by Stockholder in connection with any such exercise shall be subject to this Agreement; (b) effect a Disposition with the prior written consent of Parent; (c) enter into a plan adopted pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, to the extent that such plan does not provide for the Disposition of any of Stockholder’s Merger Shares during the Lock-Up Period; or (d) effect a Disposition (i) pursuant to a bona fide gift or gifts, or (ii) by will or intestacy or to a trust, the beneficiaries of which are Stockholder or, if Stockholder is an individual, members of Stockholder’s family, or (iii) as a distribution to limited partners, members or shareholders of Stockholder or affiliates of Stockholder, provided that in each case of clauses “(i)” through “(iii)”, such gift, transfer or distribution shall be conditioned upon the donee’s, transferee’s or distributee’s execution and delivery to Parent of a Lock-Up Agreement containing terms and conditions substantially identical to the terms and conditions contained herein.

3. Legends.

(a) In addition to any legends to reflect applicable transfer restrictions under federal or state securities laws, each stock certificate representing Merger Shares which Stockholder receives or is entitled to receive shall be stamped or otherwise imprinted with the following legend:

“THE SECURITIES REPRESENTED HEREBY ARE SUBJECT TO THE TERMS AND CONDITIONS OF A LOCK-UP AGREEMENT DATED FEBRUARY 12, 2007 BETWEEN THE HOLDER HEREOF AND THE ISSUER AND MAY ONLY BE SOLD OR TRANSFERRED IN ACCORDANCE WITH THE TERMS THEREOF.”

(b) Parent shall be obligated to reissue certificates at the request of Stockholder without the foregoing legend as and to the extent the restrictions on Disposition lapse in accordance with Section 1.

(c) Stockholder hereby agrees and consents to the entry of stop transfer instructions with Parent’s transfer agent against the transfer of the Merger Shares in compliance with this Agreement.

4. Additional Lock-Up Parties; Release. Notwithstanding any provision in this letter to the contrary, this letter and the agreements set forth herein shall be void and have no further force or effect unless each of Rho Management Trust II, Rho Management Trust III, Rho Management Partners L.P., HealthCare Ventures III, L.P., HealthCare Ventures IV, L.P., HealthCare Ventures V, L.P. and HealthCare Ventures VI, L.P. shall also have agreed to, and remain subject to, the terms of a lock-up agreement with Parent at least as restrictive as the provisions of this Agreement (each a “Lock-up Party”). Additionally, to the extent that any Lock-up Party is released from any provision of such Lock-Up Party’s agreement, then Stockholder shall also be released from the provisions of this Agreement. Parent shall give prompt written notice to Stockholder of any such release of a Lock-Up Party or the waiver or termination of the provisions of such Lock-Up Party’s agreement.

5. Miscellaneous.

(a) Specific Performance. Stockholder agrees that in the event of any breach or threatened breach by Stockholder of any covenant, obligation or other provision contained in this Agreement, Parent shall be entitled (in addition to any other remedy that may be available to Parent) to seek: (a) a decree or order of specific performance or mandamus to enforce the observance and performance of such covenant, obligation or other provision; and (b) an injunction restraining such breach or threatened breach. Stockholder further agrees that neither Parent nor any other person or entity shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 5, and Stockholder irrevocably waives any right he, she or it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

(b) Other Agreements. Nothing in this Agreement shall limit any of the rights or remedies of Parent under the Merger Agreement, or any of the rights or remedies of Parent or any of the obligations of Stockholder under any agreement between Stockholder and Parent or any certificate or instrument executed by Stockholder in favor of Parent; and nothing in the Merger Agreement or in any other agreement, certificate or instrument shall limit any of the rights or remedies of Parent or any of the obligations of Stockholder under this Agreement.

(c) Notices. Any notice or other communication required or permitted to be delivered to Stockholder or Parent under this Agreement shall be in writing and shall be deemed properly delivered, given and received when delivered (i) for Parent, to the address or facsimile telephone number set forth below, and (ii) for Stockholder, to the address or facsimile telephone number set forth beneath the Stockholder’s signature to this Agreement (or to such other address or facsimile telephone number as such party shall have specified in a written notice given to the other party):

if to Parent:

Diversa Corporation

4955 Directors Place

San Diego, CA 92121

Attention: Anthony E. Altig

Facsimile: (858) 526-5553

(d) Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.

(e) Applicable Law; Jurisdiction. This Agreement shall be construed in accordance with, and governed in all respects by, the laws of the State of Delaware (without giving effect to principles of conflicts of laws).

(i) Any legal action or other legal proceeding relating to this Agreement or the enforcement of any provision of this Agreement shall be brought or otherwise commenced in any state or federal court located in the State of Delaware. Each of Stockholder and Parent:

(1) expressly and irrevocably consents and submits to the jurisdiction of each state and federal court located in the State of Delaware in connection with any such legal proceeding;

(2) agrees that service of any process, summons, notice or document by U.S. mail addressed to him or it at the address set forth on the signature page hereof shall constitute effective service of such process, summons, notice or document for purposes of any such legal proceeding;

(3) agrees that each state and federal court located in the State of Delaware shall be deemed to be a convenient forum; and

(4) agrees not to assert (by way of motion, as a defense or otherwise), in any such legal proceeding commenced in any state or federal court located in the State of Delaware, any claim by Parent or Stockholder that it is not subject personally to the jurisdiction of such court, that such legal proceeding has been brought in an inconvenient forum, that the venue of such proceeding is improper or that this Agreement or the subject matter of this Agreement may not be enforced in or by such court.

(ii) EACH OF PARENT AND STOCKHOLDER IRREVOCABLY WAIVES THE RIGHT TO A JURY TRIAL IN CONNECTION WITH ANY LEGAL PROCEEDING RELATING TO THIS AGREEMENT OR THE ENFORCEMENT OF ANY PROVISION OF THIS AGREEMENT.

(f) Waiver; Termination. No failure on the part of Parent to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of Parent in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. Parent shall not be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of Parent; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given. If the Merger Agreement is terminated, this Agreement shall thereupon terminate.

(g) Captions. The captions contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

(h) Further Assurances. Stockholder shall execute and/or cause to be delivered to Parent such instruments and other documents and shall take such other actions as Parent may reasonably request to effectuate the intent and purposes of this Agreement.

(i) Entire Agreement. This Agreement sets forth the entire understanding of Parent and Stockholder relating to the subject matter hereof and supersede all other prior agreements and understandings between Parent and Stockholder relating to the subject matter hereof and thereof.

(j) Non-Exclusivity. The rights and remedies of Parent hereunder are not exclusive of or limited by any other rights or remedies which Parent may have, whether at law, in equity, by contract or otherwise, all of which shall be cumulative (and not alternative). Without limiting the generality of the foregoing, the rights and remedies of Parent under this Agreement, and the obligations and liabilities of Stockholder under this Agreement, are in addition to their respective rights, remedies, obligations and liabilities under common law requirements and under all applicable statutes, rules and regulations. Nothing in this Agreement shall limit Stockholder’s obligations, or the rights or remedies of Parent, under any other agreement between Parent and Stockholder; and nothing in any such other agreement shall limit Stockholder’s obligations, or any of the rights or remedies of Parent, under this Agreement.

(k) Amendments. This Agreement may not be amended, modified, altered or supplemented other than by means of a written instrument duly executed and delivered on behalf of Parent and Stockholder.

(l) Assignment. This Agreement and all obligations of Stockholder hereunder are personal to Stockholder and may not be transferred or delegated by Stockholder at any time. Parent may freely assign any or all of its rights under this Agreement, in whole or in part, to any other person or entity without obtaining the consent or approval of Stockholder.

(m) Binding Nature. Subject to Section 5(l), this Agreement will inure to the benefit of Parent and its successors and assigns and will be binding upon Stockholder and Stockholder’s representatives, executors, administrators, estate, heirs, successors and assigns.

(n) Survival. Each of the representations, warranties, covenants and obligations contained in this Agreement shall survive the consummation of the Merger.

(o) Counterparts. This Agreement may be executed in separate counterparts, each of which shall be deemed an original and both of which shall constitute one and the same instrument.

(p) Fiduciary Duties. Stockholder is signing this Agreement in Stockholder’s capacity as an owner of his, her or its Merger Shares, and nothing herein shall prohibit, prevent or preclude Stockholder from taking or not taking any action in his or her capacity as an officer or director of the Company, to the extent permitted by the Merger Agreement.

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first set forth above.

DIVERSA CORPORATION

By:
Name:
Title:

STOCKHOLDER

By:
Name:
Title:

Address:

Attn:
Fax: ( )

LOCK-UP AGREEMENT

(Diversa Stockholders)

THIS LOCK-UP AGREEMENT dated as of February 12, 2007 (this “Agreement”) is entered into by and between the undersigned stockholder (“Stockholder”) and DIVERSA CORPORATION, a Delaware corporation (“Parent”). Capitalized terms used and not otherwise defined herein shall have the meanings given to such terms in the Merger Agreement (as defined herein).

RECITALS

WHEREAS, Stockholder is a stockholder of Parent;

WHEREAS, Parent, Celunol Corp., a Delaware corporation (the “Company”), Concord Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent and the Company Stockholders’ Representative have entered into an Agreement and Plan of Merger and Reorganization dated as of February 12, 2007 (the “Merger Agreement”), providing for the merger of Merger Sub with and into the Company, with the Company being the surviving corporation (the “Merger”);

WHEREAS, in order to induce the Company to execute the Merger Agreement, Stockholder has agreed to execute this Agreement;

WHEREAS, Stockholder may own shares of Parent Common Stock and/or Parent warrants and/or Parent options or other securities convertible into or exchangeable or exercisable for Parent Common Stock upon the consummation of the Merger (collectively, the “Parent Shares”); and

WHEREAS, Stockholder agrees that the Parent Shares held by the Stockholder upon the consummation of the Merger will be subject to certain restrictions on Disposition (as defined herein) as more fully set forth herein.

AGREEMENT

NOW, THEREFORE, as an inducement to and in consideration of the Company’s agreement to enter into the Merger Agreement and proceed with the Merger, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, Stockholder hereby agrees as follows:

1. Lock Up Period. For a period beginning on the Closing Date and ending on the earlier of (a) 180 days after the Closing Date or (b) December 1, 2007 (the “Lock-Up Period”), Stockholder will not, directly or indirectly, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, make any short sale or otherwise dispose of or transfer any Parent Shares, whether now owned or hereafter acquired by Stockholder or with respect to which Stockholder has or hereafter acquires the power of disposition or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of any Parent Shares, whether any such swap or transaction is to be settled by delivery of Parent Common Stock or other securities, in cash or otherwise (each of the above actions referred to herein as a “Disposition”). The foregoing restriction is expressly intended to preclude Stockholder from engaging in any hedging or other transaction which is designed to or which reasonably could be expected to lead to or result in a sale or disposition of any of Stockholder’s Parent Shares even if such securities would be disposed of by someone other than Stockholder. Such prohibited hedging or other transaction would include without limitation any short sale or any purchase, sale or grant of any right (including without limitation any put or call option) with respect to any of Stockholder’s Parent Shares or with respect to any security that includes, relates to, or derives any significant part of its value from such Parent Shares.

2. Permitted Dispositions. Notwithstanding the restrictions on Dispositions contained in Section 1, Stockholder may (a) exercise options and warrants owned by Stockholder as of the date of the Merger Agreement that are exercisable for Parent Shares, it being understood and acknowledged that the Parent Shares acquired by

Stockholder in connection with any such exercise shall be subject to this Agreement; (b) effect a Disposition with the prior written consent of Parent; (c) enter into a plan adopted pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, to the extent that such plan does not provide for the Disposition of any of Stockholder’s Parent Shares during the Lock-Up Period; or (d) effect a Disposition (i) pursuant to a bona fide gift or gifts, or (ii) by will or intestacy or to a trust, the beneficiaries of which are Stockholder or, if Stockholder is an individual, members of Stockholder’s family, or (iii) as a distribution to limited partners, members or shareholders of Stockholder or affiliates of Stockholder, provided that in each case of clauses “(i)” through “(iii)”, such gift, transfer or distribution shall be conditioned upon the donee’s, transferee’s or distributee’s execution and delivery to Parent of a Lock-Up Agreement containing terms and conditions substantially identical to the terms and conditions contained herein.

3. Legends.

(a) In addition to any legends to reflect applicable transfer restrictions under federal or state securities laws, each stock certificate representing Parent Shares which Stockholder receives or is entitled to receive shall be stamped or otherwise imprinted with the following legend:

“THE SECURITIES REPRESENTED HEREBY ARE SUBJECT TO THE TERMS AND CONDITIONS OF A LOCK-UP AGREEMENT DATED FEBRUARY 12, 2007 BETWEEN THE HOLDER HEREOF AND THE ISSUER AND MAY ONLY BE SOLD OR TRANSFERRED IN ACCORDANCE WITH THE TERMS THEREOF.”

(b) Parent shall be obligated to reissue certificates at the request of Stockholder without the foregoing legend as and to the extent the restrictions on Disposition lapse in accordance with Section 1.

(c) Stockholder hereby agrees and consents to the entry of stop transfer instructions with Parent’s transfer agent against the transfer of the Parent Shares in compliance with this Agreement.

4. Additional Lock-Up Parties; Release. Notwithstanding any provision in this letter to the contrary, this letter and the agreements set forth herein shall be void and have no further force or effect unless each of Carlos Riva, John McCarthy, Braemar Energy Ventures LP, Charles River Partnership XII, LP, CRV XII Affiliates Fund, LP, Rho Ventures IV (QP) LP, Rho Ventures IV GmbH & Co. Beteiligungs KG, Rho Ventures IV, LP, Rho Management Trust I and Khosla Ventures I, L.P., shall also have agreed to, and remain subject to, the terms of a lock-up agreement with Parent at least as restrictive as the provisions of this Agreement (each a “Lock-up Party”). Additionally, to the extent that any Lock-up Party is released from any provision of such Lock-Up Party’s agreement, then Stockholder shall also be released from the provisions of this Agreement. Parent shall give prompt written notice to Stockholder of any such release of a Lock-Up Party or the waiver or termination of the provisions of such Lock-Up Party’s agreement.

5. Miscellaneous.

(a) Specific Performance. Stockholder agrees that in the event of any breach or threatened breach by Stockholder of any covenant, obligation or other provision contained in this Agreement, Parent shall be entitled (in addition to any other remedy that may be available to Parent) to seek: (a) a decree or order of specific performance or mandamus to enforce the observance and performance of such covenant, obligation or other provision; and (b) an injunction restraining such breach or threatened breach. Stockholder further agrees that neither Parent nor any other person or entity shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 5, and Stockholder irrevocably waives any right he, she or it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

(b) Other Agreements. Nothing in this Agreement shall limit any of the rights or remedies of Parent under the Merger Agreement, or any of the rights or remedies of Parent or any of the obligations of Stockholder under any agreement between Stockholder and Parent or any certificate or instrument executed by Stockholder in favor of Parent; and nothing in the Merger Agreement or in any other agreement, certificate or instrument shall limit any of the rights or remedies of Parent or any of the obligations of Stockholder under this Agreement.

(c) Notices. Any notice or other communication required or permitted to be delivered to Stockholder or Parent under this Agreement shall be in writing and shall be deemed properly delivered, given and received when delivered (i) for Parent, to the address or facsimile telephone number set forth below, and (ii) for Stockholder, to the address or facsimile telephone number set forth beneath the Stockholder’s signature to this Agreement (or to such other address or facsimile telephone number as such party shall have specified in a written notice given to the other party):

if to Parent:

Diversa Corporation

4955 Directors Place

San Diego, CA 92121

Attention: Anthony E. Altig

Facsimile: (858) 526-5553

(d) Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.

(e) Applicable Law; Jurisdiction. This Agreement shall be construed in accordance with, and governed in all respects by, the laws of the State of Delaware (without giving effect to principles of conflicts of laws).

(i) Any legal action or other legal proceeding relating to this Agreement or the enforcement of any provision of this Agreement shall be brought or otherwise commenced in any state or federal court located in the State of Delaware. Each of Stockholder and Parent:

(1) expressly and irrevocably consents and submits to the jurisdiction of each state and federal court located in the State of Delaware in connection with any such legal proceeding;

(2) agrees that service of any process, summons, notice or document by U.S. mail addressed to him or it at the address set forth on the signature page hereof shall constitute effective service of such process, summons, notice or document for purposes of any such legal proceeding;

(3) agrees that each state and federal court located in the State of Delaware shall be deemed to be a convenient forum; and

(4) agrees not to assert (by way of motion, as a defense or otherwise), in any such legal proceeding commenced in any state or federal court located in the State of Delaware, any claim by Parent or Stockholder that it is not subject personally to the jurisdiction of such court, that such legal proceeding has been brought in an inconvenient forum, that the venue of such proceeding is improper or that this Agreement or the subject matter of this Agreement may not be enforced in or by such court.

(ii) EACH OF PARENT AND STOCKHOLDER IRREVOCABLY WAIVES THE RIGHT TO A JURY TRIAL IN CONNECTION WITH ANY LEGAL PROCEEDING RELATING TO THIS AGREEMENT OR THE ENFORCEMENT OF ANY PROVISION OF THIS AGREEMENT.

(f) Waiver; Termination. No failure on the part of Parent to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of Parent in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. Parent shall not be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of Parent; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given. If the Merger Agreement is terminated, this Agreement shall thereupon terminate.

(g) Captions. The captions contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

(h) Further Assurances. Stockholder shall execute and/or cause to be delivered to Parent such instruments and other documents and shall take such other actions as Parent may reasonably request to effectuate the intent and purposes of this Agreement.

(i) Entire Agreement. This Agreement sets forth the entire understanding of Parent and Stockholder relating to the subject matter hereof and supersede all other prior agreements and understandings between Parent and Stockholder relating to the subject matter hereof and thereof.

(j) Non-Exclusivity. The rights and remedies of Parent hereunder are not exclusive of or limited by any other rights or remedies which Parent may have, whether at law, in equity, by contract or otherwise, all of which shall be cumulative (and not alternative). Without limiting the generality of the foregoing, the rights and remedies of Parent under this Agreement, and the obligations and liabilities of Stockholder under this Agreement, are in addition to their respective rights, remedies, obligations and liabilities under common law requirements and under all applicable statutes, rules and regulations. Nothing in this Agreement shall limit Stockholder’s obligations, or the rights or remedies of Parent, under any other agreement between Parent and Stockholder; and nothing in any such other agreement shall limit Stockholder’s obligations, or any of the rights or remedies of Parent, under this Agreement.

(k) Amendments. This Agreement may not be amended, modified, altered or supplemented other than by means of a written instrument duly executed and delivered on behalf of Parent and Stockholder.

(l) Assignment. This Agreement and all obligations of Stockholder hereunder are personal to Stockholder and may not be transferred or delegated by Stockholder at any time. Parent may freely assign any or all of its rights under this Agreement, in whole or in part, to any other person or entity without obtaining the consent or approval of Stockholder.

(m) Binding Nature. Subject to Section 5(l), this Agreement will inure to the benefit of Parent and its successors and assigns and will be binding upon Stockholder and Stockholder’s representatives, executors, administrators, estate, heirs, successors and assigns.

(n) Survival. Each of the representations, warranties, covenants and obligations contained in this Agreement shall survive the consummation of the Merger.

(o) Counterparts. This Agreement may be executed in separate counterparts, each of which shall be deemed an original and both of which shall constitute one and the same instrument.

(p) Fiduciary Duties. Stockholder is signing this Agreement in Stockholder’s capacity as an owner of his, her or its Parent Shares, and nothing herein shall prohibit, prevent or preclude Stockholder from taking or not taking any action in his or her capacity as an officer or director of the Company, to the extent permitted by the Merger Agreement.

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first set forth above.

DIVERSA CORPORATION

By:
Name:
Title:

STOCKHOLDER

By:
Name:
Title:

Address:

Attn:
Fax: ( )

EXHIBIT G

February 12, 2007

Carlos Riva

c/o Celunol Corp.

55 Cambridge Parkway, 8th Floor

Cambridge, MA 02142

Dear Mr. Riva:

Reference is made to that certain Agreement and Plan of Merger and Reorganization of even date herewith by and among Diversa Corporation, a Delaware corporation (“we” or “Parent”), Celunol Corp., a Delaware corporation (the “Company”), Concord Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent and William Lese, as the Company Stockholders’ Representative (the “Merger Agreement”), providing for the merger of Merger Sub with and into the Company, with the Company being the surviving corporation and continuing as a wholly-owned subsidiary of Parent (the “Merger”).

As an inducement to the execution of the Merger Agreement by Parent and the Company, and in furtherance of satisfaction of the condition to closing set forth in Section 7.4(a) of the Merger Agreement, we hereby agree, and request that you agree, by execution of the acknowledgement below, to negotiate, in good faith and in an expeditious manner, the terms of an employment agreement between you and Parent in form and substance reasonably acceptable to you and Parent, including, without limitation, whether a grant of Parent’s restricted stock or restricted stock units should replace or be substituted for all or any portion of the grant of an option to purchase one million (1,000,000) shares of Parent’s common stock referenced in the Employment Agreement (as defined below). The parties also acknowledge that their mutual goal is to diligently pursue the finalization of the terms of the new employment agreement referred to in the preceding sentence in a timely manner after the date hereof.

If, notwithstanding the mutual good faith efforts described above, the parties are unable to agree on the terms of an employment agreement prior to the time that the Merger is otherwise scheduled to close, you hereby agree that the draft of the Employment Agreement attached hereto as Exhibit A (the “Employment Agreement”) is acceptable to you and that you will execute and deliver the Employment Agreement in the form attached hereto in connection with the consummation of the Merger as contemplated in Section 7.4(a) the Merger Agreement. Parent agrees that the Employment Agreement, if executed and delivered by you to Parent, will satisfy the condition to closing set forth in Section 7.4(a) of the Merger Agreement in such circumstances.

We request that you acknowledge your agreement to the foregoing proposal by countersignature to this letter in the space provided below. The Parent hereby agrees, and by executing the acknowledgement below you hereby agree, that the Company is an intended third party beneficiary of this letter agreement, and as such will be entitled to enforce the terms hereof against both the Parent and you.

Very truly yours,

DIVERSA CORPORATION

By:	/s/ Anthony E. Altig
Name:	Anthony E. Altig
Title:	Chief Financial Officer

ACKNOWLEDGED AND AGREED:

By:	/s/ Carlos Riva
CARLOS RIVA, individually

cc:	Celunol Corp.
55 Cambridge Parkway
Cambridge, MA 02142

ANNEX B

OPINION OF UBS SECURITIES LLC

February 11, 2007

The Board of Directors

Diversa Corporation

4955 Directors Place

San Diego, California 92121-1609

Dear Members of the Board:

We understand that Diversa Corporation, a Delaware corporation (“Diversa”), is considering a transaction whereby Concord Merger Sub, Inc. (“Merger Sub”), a Delaware corporation and wholly owned subsidiary of Diversa, will merge with and into Celunol Corp., a Delaware corporation (“Celunol”), as a result of which Celunol will become a wholly owned subsidiary of Diversa (the “Transaction”). Pursuant to the terms of an Agreement and Plan of Merger, an execution form of which was provided to us on February 11, 2007 (the “Merger Agreement”), between Diversa, Merger Sub and Celunol, Diversa will acquire Celunol for aggregate consideration of 15,000,000 shares of the common stock, par value $0.001 per share, of Diversa (“Diversa Common Stock” and, such aggregate consideration, the “Aggregate Consideration”), subject to adjustment as specified in the Merger Agreement. The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.

You have requested our opinion as to the fairness, from a financial point of view, to Diversa of the Aggregate Consideration to be paid by Diversa in the Transaction.

UBS Securities LLC (“UBS”) has acted as financial advisor to Diversa in connection with the Transaction and will receive a fee for its services, a portion of which is payable in connection with this opinion and a significant portion of which is contingent upon consummation of the Transaction. In the ordinary course of business, UBS, its successors and affiliates may hold or trade, for their own accounts and the accounts of their customers, securities of Diversa and, accordingly, may at any time hold a long or short position in such securities.

Our opinion does not address the relative merits of the Transaction or any related transaction, including, without limitation, Diversa’s loan commitment to Celunol prior to consummation of the Transaction, as compared to other business strategies or transactions that might be available to Diversa or the underlying business decision of Diversa to effect the Transaction or any related transaction. Our opinion does not constitute a recommendation to any stockholder as to how such stockholder should vote or act with respect to the Transaction or any related transaction. At your direction, we have not been asked to, nor do we, offer any opinion as to the terms, other than the Aggregate Consideration to the extent expressly specified herein, of the Merger Agreement or any related documents or the form of the Transaction or any related transaction. We express no opinion as to what the value of Diversa Common Stock will be when issued pursuant to the Transaction or the prices at which Diversa Common Stock will trade at any time. In rendering this opinion, we have assumed, with your consent, that (i) the final executed form of the Merger Agreement will not differ in any material respect from the form that we have reviewed, (ii) Diversa and Celunol will comply with all material terms of the Merger Agreement, and (iii) the Transaction will be consummated in accordance with the terms of the Merger Agreement without any adverse waiver or amendment of any material term or condition thereof. We have also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any material adverse effect on Diversa, Celunol or the Transaction.

In arriving at our opinion, we have, among other things: (i) reviewed certain publicly available business and financial information relating to Diversa; (ii) reviewed certain internal financial information and other data

B-1

The Board of Directors

Diversa Corporation

February 11, 2007

relating to the business and financial prospects of Celunol that were provided to us by the management of Celunol and not publicly available, including financial forecasts and estimates prepared by the management of Celunol as adjusted at the direction of the Board of Directors of Diversa; (iii) reviewed certain internal financial information and other data relating to the business and financial prospects of Diversa that were provided to us by the management of Diversa and not publicly available, including financial forecasts and estimates prepared by the management of Diversa; (iv) conducted discussions with members of the senior managements of Diversa and Celunol concerning the businesses and financial prospects of Diversa and Celunol; (v) performed a discounted cash flow analysis of each of Diversa and Celunol in which we analyzed the respective future cash flows of Diversa and Celunol using the financial forecasts and estimates referred to above; (vi) reviewed publicly available financial and stock market data with respect to certain other companies we believe to be generally relevant in evaluating Diversa; (vii) reviewed current and historical market prices of Diversa Common Stock; (viii) considered certain pro forma effects of the Transaction on the financial statements of Diversa; (ix) reviewed the Merger Agreement; and (x) conducted such other financial studies, analyses and investigations, and considered such other information, as we deemed necessary or appropriate.

In connection with our review, with your consent, we have not assumed any responsibility for independent verification of any of the information provided to or reviewed by us for the purpose of this opinion and have, with your consent, relied on such information being complete and accurate in all material respects. In addition, with your consent, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of Diversa or Celunol, nor have we been furnished with any such evaluation or appraisal. With respect to the financial forecasts and estimates and pro forma effects referred to above, we have assumed, at your direction, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments as to the future performance of Diversa and Celunol and such pro forma effects. In addition, we have assumed, with your approval, that the financial forecasts and estimates referred to above will be achieved at the times and in the amounts projected. As you are aware, the start-up nature of Celunol and its limited historical and projected near-term financial results from operations cause it to have limited comparability, for valuation purposes, with companies and transactions for which valuation metrics are publicly available. Accordingly, we have relied on a discounted cash flow analysis of the financial forecasts and estimates relating to Celunol referred to above for the purpose of our opinion. We also have relied, at your direction, without independent verification or investigation, upon the assessments of the managements of Diversa and Celunol as to Celunol’s ethanol production technology, the risks associated with such technology and the ability to successfully commercialize such technology as reflected in the financial forecasts and estimates referred to above. We have assumed, with your consent, that the Transaction will qualify for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information available to us as of, the date hereof.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Aggregate Consideration to be paid by Diversa in the Transaction is fair, from a financial point of view, to Diversa.

This opinion is provided for the benefit of the Board of Directors in connection with, and for the purpose of, its evaluation of the Transaction.

Very truly yours,

/s/ UBS Securities LLC

UBS SECURITIES LLC

B-2

ANNEX C

SECTION 262 OF THE DELAWARE GENERAL

CORPORATION LAW

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

DIVERSA CORPORATION

2007 EQUITY INCENTIVE PLAN

APPROVED BY BOARD ON: MARCH 15, 2007

APPROVED BY STOCKHOLDERS: JUNE             , 2007

TERMINATION DATE: MARCH 14 , 2017

1. GENERAL.

(a) Eligible Award Recipients. The persons eligible to receive Awards are Employees, Directors and Consultants.

(b) Available Awards. The Plan provides for the grant of the following Awards: (i) Incentive Stock Options, (ii) Nonstatutory Stock Options, (iii) Restricted Stock Awards, (iv) Restricted Stock Unit Awards, (v) Stock Appreciation Rights, (vi) Performance Stock Awards, (vii) Performance Cash Awards, and (viii) Other Stock Awards.

(c) General Purpose. The Company, by means of the Plan, seeks to secure and retain the services of the group of persons eligible to receive Awards as set forth in Section 1(a), to provide incentives for such persons to exert maximum efforts for the success of the Company and any Affiliate and to provide a means by which such eligible recipients may be given an opportunity to benefit from increases in value of the Common Stock through the granting of Stock Awards.

2. ADMINISTRATION.

(a) Administration by Board. The Board shall administer the Plan unless and until the Board delegates administration of the Plan to a Committee or Committees, as provided in Section 2(c).

(b) Powers of Board. The Board shall have the power, subject to, and within the limitations of, the express provisions of the Plan:

(i) To determine from time to time (A) which of the persons eligible under the Plan shall be granted Awards; (B) when and how each Award shall be granted; (C) what type or combination of types of Award shall be granted; (D) the provisions of each Award granted (which need not be identical), including the time or times when a person shall be permitted to receive cash or Common Stock pursuant to a Stock Award; and (E) the number of shares of Common Stock with respect to which a Stock Award shall be granted to each such person.

(ii) To construe and interpret the Plan and Awards, and to establish, amend and revoke rules and regulations for the Plan’s administration. The Board, in the exercise of this power, may correct any defect, omission or inconsistency in the Plan or in any Stock Award Agreement or in the written terms of a Performance Cash Award, in a manner and to the extent it shall deem necessary or expedient to make the Plan or Award fully effective.

(iii) To settle all controversies regarding the Plan and Awards.

(iv) To accelerate the time at which a Stock Award may first be exercised or the time during which an Award or any part thereof will vest in accordance with the Plan, notwithstanding the provisions in the Award stating the time at which it may first be exercised or the time during which it will vest.

(v) To suspend or terminate the Plan at any time. Suspension or termination of the Plan shall not impair rights and obligations under any Stock Award granted while the Plan is in effect except with the written consent of the affected Participant.

(vi) To amend the Plan in any respect the Board deems necessary or advisable, including, without limitation, relating to Incentive Stock Options and certain nonqualified deferred compensation under Section 409A of the Code and to bring the Plan and/or Stock Awards into compliance therewith, subject to the limitations, if any, of applicable law. However, except as provided in Section 9(a) relating to Capitalization Adjustments, stockholder approval shall be required for any amendment of the Plan that either (A) materially increases the number of shares of Common Stock available for issuance under the Plan, (B) materially expands the class of individuals eligible to receive Awards under the Plan, (C) materially increases the benefits accruing to Participants under the Plan or materially reduces the price at which shares of Common Stock may be issued or purchased under the Plan, (D) materially extends the term of the Plan, or (E) expands the types of Awards available for issuance under the Plan, but only to the extent required by applicable law or listing requirements. Except as provided above, rights under any Award granted before amendment of the Plan shall not be impaired by any amendment of the Plan unless (1) the Company requests the consent of the affected Participant, and (2) such Participant consents in writing.

(vii) To submit any amendment to the Plan for stockholder approval, including, but not limited to, amendments to the Plan intended to satisfy the requirements of (A) Section 162(m) of the Code and the regulations thereunder regarding the exclusion of performance-based compensation from the limit on corporate deductibility of compensation paid to Covered Employees, (B) Section 422 of the Code regarding “incentive stock options” or (C) Rule 16b-3.

(viii) To approve forms of Award Agreements for use under the Plan and to amend the terms of any one or more Awards, including, but not limited to, amendments to provide terms more favorable to the Participant than previously provided in the Award Agreement, subject to any specified limits in the Plan that are not subject to Board discretion; provided however, that the Participant’s rights under any Award shall not be impaired by any such amendment unless (A) the Company requests the consent of the affected Participant, and (B) such Participant consents in writing. Notwithstanding the foregoing, subject to the limitations of applicable law, if any, and without the affected Participant’s consent, the Board may amend the terms of any one or more Awards if necessary to maintain the qualified status of the Award as an Incentive Stock Option or to bring the Award into compliance with Section 409A of the Code and Department of Treasury regulations and other interpretive guidance issued thereunder, including without limitation any such regulations or other guidance that may be issued or amended after the Effective Date.

(ix) Generally, to exercise such powers and to perform such acts as the Board deems necessary or expedient to promote the best interests of the Company and that are not in conflict with the provisions of the Plan or Awards.

(x) To adopt such procedures and sub-plans as are necessary or appropriate to permit participation in the Plan by Employees, Directors or Consultants who are foreign nationals or employed outside the United States.

(c) Delegation to Committee.

(i) General. The Board may delegate some or all of the administration of the Plan to a Committee or Committees. If administration of the Plan is delegated to a Committee, the Committee shall have, in connection with the administration of the Plan, the powers theretofore possessed by the Board that have been delegated to the Committee, including the power to delegate to a subcommittee of the Committee any of the administrative powers the Committee is authorized to exercise (and references in this Plan to the Board shall thereafter be to the Committee or subcommittee), subject, however, to such resolutions, not inconsistent with the provisions of the Plan, as may be adopted from time to time by the Board. The Board may retain the authority to concurrently administer the Plan with the Committee and may, at any time, revest in the Board some or all of the powers previously delegated to the Committee, Committees, subcommittee or subcommittees.

(ii) Section 162(m) and Rule 16b-3 Compliance. In the sole discretion of the Board, the Committee may consist solely of two (2) or more Outside Directors, in accordance with Section 162(m) of the Code, or solely of two (2) or more Non-Employee Directors, in accordance with Rule 16b-3. In addition, the Board or the Committee, in its sole discretion, may (A) delegate to a Committee which need not consist of Outside Directors the authority to grant Awards to eligible persons who are either (1) not then Covered Employees and are not expected to be Covered Employees at the time of recognition of income resulting from such Stock Award, or (2) not persons with respect to whom the Company wishes to comply with Section 162(m) of the Code, or (B) delegate to a Committee which need not consist of Non-Employee Directors the authority to grant Stock Awards to eligible persons who are not then subject to Section 16 of the Exchange Act.

(d) Delegation to an Officer. The Board may delegate to one (1) or more Officers the authority to do one or both of the following (i) designate Employees who are not Officers to be recipients of Options (and, to the extent permitted by applicable law, other Stock Awards) and the terms thereof, and (ii) determine the number of shares of Common Stock to be subject to such Stock Awards granted to such Employees; provided, however, that the Board resolutions regarding such delegation shall specify the total number of shares of Common Stock that may be subject to the Stock Awards granted by such Officer and that such Officer may not grant a Stock Award to himself or herself. Notwithstanding anything to the contrary in this Section 2(d), the Board may not delegate to an Officer authority to determine the Fair Market Value pursuant to Section 13(x)(ii) below.

(e) Effect of Board’s Decision. All determinations, interpretations and constructions made by the Board in good faith shall not be subject to review by any person and shall be final, binding and conclusive on all persons.

(f) Cancellation and Re-Grant of Stock Awards. Neither the Board nor any Committee shall have the authority to: (i) reprice any outstanding Stock Awards under the Plan, or (ii) cancel and re-grant any outstanding Stock Awards under the Plan, unless the stockholders of the Company have approved such an action within twelve (12) months prior to such an event.

3. SHARES SUBJECT TO THE PLAN.

(a) Subject to the provisions of Section 9 relating to adjustments upon changes in stock, if the Company’s shareholders and Celunol’s shareholders approve the Merger, the aggregate number of shares of Common Stock that may be issued pursuant to Stock Awards after the Effective Date shall not exceed seven million two hundred fifty thousand (7,250,000) shares. If the Merger is not approved by either the Company’s shareholders or Celunol’s shareholders, then in lieu of the seven million two hundred fifty thousand (7,250,000) shares that would have been reserved for issuance under the Plan had the Merger been approved, five million (5,000,000) shares will instead initially be reserved for issuance under the 2007 Plan.

The Plan’s share reserve shall be increased from time to time by a number of shares equal to the number of shares of Common Stock that (i) are or become issuable pursuant to options and other stock awards outstanding under the 1997 Plan as of the date of the 2007 annual meeting of the Company’s shareholders, or were previously or become issued but remain subject to the Company’s repurchase or reacquisition right under the terms of the 1997 Plan, and (ii) but for the termination of the 1997 Plan as of the effective date of the Plan, would otherwise have reverted to the share reserve of the 1997 Plan pursuant to the terms thereof.

Subject to Section 3(b), the number of shares available for issuance under the Plan shall be reduced by: (i) one (1) share for each share of Common Stock issued pursuant to (A) an Option granted under Section 5, or (B) a Stock Appreciation Right granted under Section 6(c); and (ii) one and five-tenths (1.5) shares for each share of Common Stock issued pursuant to a Restricted Stock Award granted under Section 6(a), Restricted Stock Unit Award granted under Section 6(b), Performance Stock Award granted under Section 6(d)(i), or Other Stock Award granted under Section 6(e). For clarity, the limitation in this subsection 3(a) is a limitation in the number of shares of the Common Stock that may be issued pursuant to the Plan. Accordingly, this subsection 3(a) does not limit the granting of Stock Awards except as provided in subsection 7(a). Shares may be issued in connection with a merger or acquisition as permitted by NASD Rule 4350(i)(1)(A)(iii) or, if applicable, NYSE Listed Company Manual Section 303A.08, or AMEX Company Guide Section 711 and such issuance shall not reduce the number of shares available for issuance under the Plan. Furthermore, if a Stock Award (i) expires or otherwise terminates without having been exercised in full or (ii) is settled in cash (i.e., the holder of the Stock Award receives cash rather than stock), such expiration, termination or settlement shall not reduce (or otherwise offset) the number of shares of the Common Stock that may be issued pursuant to the Plan.

(b) If any shares of common stock issued pursuant to a Stock Award are forfeited back to the Company because of the failure to meet a contingency or condition required to vest such shares in the Participant, then the shares which are forfeited shall revert to and again become available for issuance under the Plan. Notwithstanding the provisions of this subsection 3(b), any such shares shall not be subsequently issued pursuant to the exercise of Incentive Stock Options. If any shares subject to a Stock Award are not delivered to a Participant because such shares are withheld for the payment of taxes or the Stock Award is exercised through a reduction of shares subject to the Stock Award (i.e., “net exercised”), the number of shares that are not delivered shall not remain available for issuance under the Plan. To the extent there is issued a share of Common Stock pursuant to a Stock Award that counted as one and five-tenths (1.5) shares against the number of shares available for issuance under the Plan pursuant to Section 3(a) and such share of Common Stock again becomes available for issuance under the Plan pursuant to this Section 3(b), then the number of shares of Common Stock available for issuance under the Plan shall increase by one and five-tenths (1.5) shares.

(c) Section 162(m) Limitation on Annual Grants. Subject to the provisions of Section 9(a) relating to Capitalization Adjustments, at such time as the Company may be subject to the applicable provisions of Section 162(m) of the Code, no Employee shall be eligible to be granted during any calendar year Stock Awards whose value is determined by reference to an increase over an exercise or strike price of at least one hundred percent (100%) of the Fair Market Value on the date the Stock Award is granted covering more than two million (2,000,000) shares of Common Stock.

(d) Source of Shares. The stock issuable under the Plan shall be shares of authorized but unissued or reacquired Common Stock, including shares repurchased by the Company on the market or otherwise.

4. ELIGIBILITY.

(a) Eligibility for Specific Stock Awards. Incentive Stock Options may be granted only to employees of the Company or a parent corporation or subsidiary corporation (as such terms are defined in Sections 424(e) and (f) of the Code). Stock Awards other than Incentive Stock Options may be granted to Employees, Directors and Consultants.

(b) Ten Percent Stockholders. A Ten Percent Stockholder shall not be granted an Incentive Stock Option unless the exercise price of such Option is at least one hundred ten percent (110%) of the Fair Market Value on the date of grant and the Option is not exercisable after the expiration of five (5) years from the date of grant.

(c) Consultants. A Consultant shall be eligible for the grant of a Stock Award only if, at the time of grant, a Form S-8 Registration Statement under the Securities Act (“Form S-8”) is available to register either the offer or the sale of the Company’s securities to such Consultant because of the nature of the services that the Consultant is providing to the Company, because the Consultant is a natural person, or because of any other rule governing the use of Form S-8.

5. OPTION PROVISIONS.

Each Option shall be in such form and shall contain such terms and conditions as the Board shall deem appropriate. All Options shall be separately designated Incentive Stock Options or Nonstatutory Stock Options at the time of grant, and, if certificates are issued, a separate certificate or certificates shall be issued for shares of Common Stock purchased on exercise of each type of Option. If an Option is not specifically designated as an Incentive Stock Option, then the Option shall be a Nonstatutory Stock Option. The provisions of separate Options need not be identical; provided, however, that each Option Agreement shall include (through incorporation of provisions hereof by reference in the Option Agreement or otherwise) the substance of each of the following provisions:

(a) Term. Subject to the provisions of Section 4(b) regarding Ten Percent Stockholders, no Option shall be exercisable after the expiration of ten (10) years from the date of its grant or such shorter period specified in the Option Agreement.

(b) Exercise Price. Subject to the provisions of Section 4(b) regarding Ten Percent Stockholders, the exercise price of each Option shall be not less than one hundred percent (100%) of the Fair Market Value of the Common Stock subject to the Option on the date the Option is granted. Notwithstanding the foregoing, an Option may be granted with an exercise price lower than one hundred percent (100%) of the Fair Market Value of the Common Stock subject to the Option if such Option is granted pursuant to an assumption of or substitution for another option in a manner consistent with the provisions of Section 424(a) of the Code (whether or not such options are Incentive Stock Options) or is otherwise granted in a manner designed to satisfy the requirements of Section 409A of the Code and applicable securities laws.

(c) Consideration. The purchase price of Common Stock acquired pursuant to the exercise of an Option shall be paid, to the extent permitted by applicable law and as determined by the Board in its sole discretion, by any combination of the methods of payment set forth below. The Board shall have the authority to grant Options that do not permit all of the following methods of payment (or otherwise restrict the ability to use certain methods) and to grant Options that require the consent of the Company to utilize a particular method of payment. The methods of payment permitted by this Section 6(c) are:

(i) by cash, check, bank draft or money order payable to the Company;

(ii) pursuant to a program developed under Regulation T as promulgated by the Federal Reserve Board that, prior to the issuance of the stock subject to the Option, results in either the receipt of cash (or check) by the Company or the receipt of irrevocable instructions to pay the aggregate exercise price to the Company from the sales proceeds;

(iii) by delivery to the Company (either by actual delivery or attestation) of shares of Common Stock;

(iv) by a “net exercise” arrangement pursuant to which the Company will reduce the number of shares of Common Stock issued upon exercise by the largest whole number of shares with a Fair Market Value that does not exceed the aggregate exercise price; provided, however, that the Company shall accept a cash or other payment from the Participant to the extent of any remaining balance of the aggregate exercise price not satisfied by such reduction in the number of whole shares to be issued; provided, further, that shares of Common Stock will no longer be outstanding under an Option and will not be exercisable thereafter to the extent that (A) shares are used to pay the exercise price pursuant to the “net exercise,” (B) shares are delivered to the Participant as a result of such exercise, and (C) shares are withheld to satisfy tax withholding obligations; or

(v) in any other form of legal consideration that may be acceptable to the Board.

(d) Transferability of Options. The Board may, in its sole discretion, impose such limitations on the transferability of Options as the Board shall determine. In the absence of such a determination by the Board to the contrary, the following restrictions on the transferability of Options shall apply:

(i) Restrictions on Transfer. An Option shall not be transferable except by will or by the laws of descent and distribution and shall be exercisable during the lifetime of the Optionholder only by the Optionholder; provided, however, that the Board may, in its sole discretion, permit transfer of the Option in a manner consistent with applicable tax and securities laws upon the Optionholder’s request. However, no Option may be sold or otherwise transferred by the Participant for consideration, except as provided below pursuant to a domestic relations order that requires transfer of an Option in connection with an Optionholder’s divorce.

(ii) Domestic Relations Orders. Notwithstanding the foregoing, an Option may be transferred pursuant to a domestic relations order, provided, however, that an Incentive Stock Option may be deemed to be a Nonqualified Stock Option as a result of such transfer.

(iii) Beneficiary Designation. Notwithstanding the foregoing, the Optionholder may, by delivering written notice to the Company, in a form provided by or otherwise satisfactory to the Company, designate a third party who, in the event of the death of the Optionholder, shall thereafter be the beneficiary of an Option with the right to exercise the Option and receive the Common Stock or other consideration resulting from an Option exercise.

(e) Vesting Generally. The total number of shares of Common Stock subject to an Option may vest and therefore become exercisable in periodic installments that may or may not be equal. The Option may be subject to such other terms and conditions on the time or times when it may or may not be exercised (which may be based on the satisfaction of Performance Goals or other criteria) as the Board may deem appropriate. The vesting provisions of individual Options may vary. The provisions of this Section 5(e) are subject to any Option provisions governing the minimum number of shares of Common Stock as to which an Option may be exercised.

(f) Termination of Continuous Service. Except as otherwise provided in the applicable Option Agreement or other agreement between the Optionholder and the Company, in the event that an Optionholder’s Continuous Service terminates (other than for Cause or upon the Optionholder’s death or Disability), the Optionholder may exercise his or her Option (to the extent that the Optionholder was entitled to exercise such Option as of the date of termination of Continuous Service) but only within such period of time ending on the earlier of (i) the date three (3) months following the termination of the Optionholder’s Continuous Service (or such longer or shorter period specified in the Option Agreement), or (ii) the expiration of the term of the Option as set forth in the Option Agreement. If, after termination of Continuous Service, the Optionholder does not exercise his or her Option within the time specified herein or in the Option Agreement (as applicable), the Option shall terminate.

(g) Extension of Termination Date. An Optionholder’s Option Agreement may provide that if the exercise of the Option following the termination of the Optionholder’s Continuous Service (other than for Cause or upon the Optionholder’s death or Disability) would be prohibited at any time solely because the issuance of shares of Common Stock would violate the registration requirements under the Securities Act, then the Option shall terminate on the earlier of (i) the expiration of a period of three (3) months after the termination of the Optionholder’s Continuous Service during which the exercise of the Option would not be in violation of such registration requirements, or (ii) the expiration of the term of the Option as set forth in the Option Agreement.

(h) Disability of Optionholder. In the event that an Optionholder’s Continuous Service terminates as a result of the Optionholder’s Disability, the Optionholder may exercise his or her Option (to the extent that the Optionholder was entitled to exercise such Option as of the date of termination of Continuous Service), but only within such period of time ending on the earlier of (i) the date twelve (12) months following such termination of Continuous Service (or such longer or shorter period specified in the Option Agreement), or (ii) the expiration of the term of the Option as set forth in the Option Agreement. If, after termination of Continuous Service, the Optionholder does not exercise his or her Option within the time specified herein or in the Option Agreement (as applicable), the Option shall terminate.

(i) Death of Optionholder. In the event that (i) an Optionholder’s Continuous Service terminates as a result of the Optionholder’s death, or (ii) the Optionholder dies within the period (if any) specified in the Option Agreement after the termination of the Optionholder’s Continuous Service for a reason other than death, then the Option may be exercised (to the extent the Optionholder was entitled to exercise such Option as of the date of death) by the Optionholder’s estate, by a person who acquired the right to exercise the Option by bequest or inheritance or by a person designated as the beneficiary of the Option upon the Optionholder’s death, but only within the period ending on the earlier of (A) the date twelve (12) months following the date of death (or such longer or shorter period specified in the Option Agreement), or (B) the expiration of the term of such Option as set forth in the Option Agreement. If, after the Optionholder’s death, the Option is not exercised within the time specified herein or in the Option Agreement (as applicable), the Option shall terminate. If the Optionholder designates a third party beneficiary of the Option in accordance with Section 5(d)(iii), then upon the death of the Optionholder such designated beneficiary shall have the sole right to exercise the Option and receive the Common Stock or other consideration resulting from an Option exercise.

(j) Termination for Cause. Except as explicitly provided otherwise in an Optionholder’s Option Agreement, in the event that an Optionholder’s Continuous Service is terminated for Cause, the Option shall terminate upon the termination date of such Optionholder’s Continuous Service, and the Optionholder shall be prohibited from exercising his or her Option from and after the time of such termination of Continuous Service.

(k) Non-Exempt Employees. No Option granted to an Employee that is a non-exempt employee for purposes of the Fair Labor Standards Act shall be first exercisable for any shares of Common Stock until at least six (6) months following the date of grant of the Option. The foregoing provision is intended to operate so that any income derived by a non-exempt employee in connection with the exercise or vesting of an Option will be exempt from his or her regular rate of pay.

(l) Early Exercise. The Option may, but need not, include a provision whereby the Optionholder may elect at any time before the Optionholder’s Continuous Service terminates to exercise the Option as to any part or all of the shares of Common Stock subject to the Option prior to the full vesting of the Option. Any unvested shares of Common Stock so purchased may be subject to a repurchase option in favor of the Company or to any other restriction the Board determines to be appropriate. The Company will not exercise its repurchase option until at least six (6) months (or such longer or shorter period of time required to avoid a charge to earnings for financial accounting purposes) have elapsed following exercise of the Option unless the Board otherwise specifically provides in the Option.

6. PROVISIONS OF STOCK AWARDS OTHER THAN OPTIONS.

(a) Restricted Stock Awards. Each Restricted Stock Award Agreement shall be in such form and shall contain such terms and conditions as the Board shall deem appropriate. To the extent consistent with the Company’s Bylaws, at the Board’s election, shares of Common Stock may be (x) held in book entry form subject to the Company’s instructions until any restrictions relating to the Restricted Stock Award lapse; or (y) evidenced by a certificate, which certificate shall be held in such form and manner as determined by the Board. The terms and conditions of Restricted Stock Award Agreements may change from time to time, and the terms and conditions of separate Restricted Stock Award Agreements need not be identical; provided, however, that each Restricted Stock Award Agreement shall include (through incorporation of provisions hereof by reference in the agreement or otherwise) the substance of each of the following provisions:

(i) Consideration. A Restricted Stock Award may be awarded in consideration for (A) past or future services actually or to be rendered to the Company or an Affiliate, or (B) any other form of legal consideration that may be acceptable to the Board in its sole discretion and permissible under applicable law.

(ii) Vesting. Shares of Common Stock awarded under the Restricted Stock Award Agreement may be subject to forfeiture to the Company in accordance with a vesting schedule to be determined by the Board.

(iii) Termination of Participant’s Continuous Service. In the event a Participant’s Continuous Service terminates, the Company may receive via a forfeiture condition, any or all of the shares of Common Stock held by the Participant which have not vested as of the date of termination of Continuous Service under the terms of the Restricted Stock Award Agreement.

(iv) Transferability. Rights to acquire shares of Common Stock under the Restricted Stock Award Agreement shall be transferable by the Participant only upon such terms and conditions as are set forth in the Restricted Stock Award Agreement, as the Board shall determine in its sole discretion, so long as Common Stock awarded under the Restricted Stock Award Agreement remains subject to the terms of the Restricted Stock Award Agreement. However, no rights to acquire shares of Common Stock under the Restricted Stock Award Agreement may be sold or otherwise transferred by the Participant for consideration, except pursuant to a domestic relations order that requires transfer of the Award in connection with a Participant’s divorce.

(b) Restricted Stock Unit Awards. Each Restricted Stock Unit Award Agreement shall be in such form and shall contain such terms and conditions as the Board shall deem appropriate. The terms and conditions of Restricted Stock Unit Award Agreements may change from time to time, and the terms and conditions of separate Restricted Stock Unit Award Agreements need not be identical; provided, however, that each Restricted Stock Unit Award Agreement shall include (through incorporation of the provisions hereof by reference in the Agreement or otherwise) the substance of each of the following provisions:

(i) Consideration. At the time of grant of a Restricted Stock Unit Award, the Board will determine the consideration, if any, to be paid by the Participant upon delivery of each share of Common Stock subject to the Restricted Stock Unit Award. The consideration to be paid (if any) by the Participant for each share of Common Stock subject to a Restricted Stock Unit Award may be paid in any form of legal consideration that may be acceptable to the Board in its sole discretion and permissible under applicable law.

(ii) Vesting. At the time of the grant of a Restricted Stock Unit Award, the Board may impose such restrictions or conditions to the vesting of the Restricted Stock Unit Award as it, in its sole discretion, deems appropriate.

(iii) Payment. A Restricted Stock Unit Award may be settled by the delivery of shares of Common Stock, their cash equivalent, any combination thereof or in any other form of consideration, as determined by the Board and contained in the Restricted Stock Unit Award Agreement.

(iv) Additional Restrictions. At the time of the grant of a Restricted Stock Unit Award, the Board, as it deems appropriate, may impose such restrictions or conditions that delay the delivery of the shares of Common Stock (or their cash equivalent) subject to a Restricted Stock Unit Award to a time after the vesting of such Restricted Stock Unit Award.

(v) Dividend Equivalents. Dividend equivalents may be credited in respect of shares of Common Stock covered by a Restricted Stock Unit Award, as determined by the Board and contained in the Restricted Stock Unit Award Agreement. At the sole discretion of the Board, such dividend equivalents may be converted into additional shares of Common Stock covered by the Restricted Stock Unit Award in such manner as determined by the Board. Any additional shares covered by the Restricted Stock Unit Award credited by reason of such dividend equivalents will be subject to all the terms and conditions of the underlying Restricted Stock Unit Award Agreement to which they relate.

(vi) Termination of Participant’s Continuous Service. Except as otherwise provided in the applicable Restricted Stock Unit Award Agreement, such portion of the Restricted Stock Unit Award that has not vested will be forfeited upon the Participant’s termination of Continuous Service.

(vii) Compliance with Section 409A of the Code. Notwithstanding anything to the contrary set forth herein, any Restricted Stock Unit Award granted under the Plan that is not exempt from the requirements of Section 409A of the Code shall contain such provisions so that such Restricted Stock Unit Award will comply with the requirements of Section 409A of the Code. Such restrictions, if any, shall be determined by the Board and contained in the Restricted Stock Unit Award Agreement evidencing such Restricted Stock Unit Award. For example, such restrictions may include, without limitation, a requirement that any Common Stock that is to be issued in a year following the year in which the Restricted Stock Unit Award vests must be issued in accordance with a fixed pre-determined schedule.

(c) Stock Appreciation Rights. Each Stock Appreciation Right Agreement shall be in such form and shall contain such terms and conditions as the Board shall deem appropriate. Stock Appreciation Rights may be granted as stand-alone Stock Awards or in tandem with other Stock Awards. The terms and conditions of Stock Appreciation Right Agreements may change from time to time, and the terms and conditions of separate Stock Appreciation Right Agreements need not be identical; provided, however, that each Stock Appreciation Right Agreement shall include (through incorporation of the provisions hereof by reference in the Agreement or otherwise) the substance of each of the following provisions:

(i) Term. No Stock Appreciation Right shall be exercisable after the expiration of ten (10) years from the date of its grant or such shorter period specified in the Stock Appreciation Right Agreement.

(ii) Strike Price. Each Stock Appreciation Right will be denominated in shares of Common Stock equivalents. The strike price of each Stock Appreciation Right shall not be less than one hundred percent (100%) of the Fair Market Value of the Common Stock equivalents subject to the Stock Appreciation Right on the date of grant.

(iii) Calculation of Appreciation. The appreciation distribution payable on the exercise of a Stock Appreciation Right will be not greater than an amount equal to the excess of (A) the aggregate Fair Market Value (on the date of the exercise of the Stock Appreciation Right) of a number of shares of Common Stock equal to the number of Common Stock equivalents in which the Participant is vested under such Stock Appreciation Right, and with respect to which the Participant is exercising the Stock Appreciation Right on such date, over (B) the strike price that will be determined by the Board at the time of grant of the Stock Appreciation Right.

(iv) Vesting. At the time of the grant of a Stock Appreciation Right, the Board may impose such restrictions or conditions to the vesting of such Stock Appreciation Right as it, in its sole discretion, deems appropriate.

(v) Exercise. To exercise any outstanding Stock Appreciation Right, the Participant must provide written notice of exercise to the Company in compliance with the provisions of the Stock Appreciation Right Agreement evidencing such Stock Appreciation Right.

(vi) Payment. The appreciation distribution in respect to a Stock Appreciation Right may be paid in Common Stock, in cash, in any combination of the two or in any other form of consideration, as determined by the Board and contained in the Stock Appreciation Right Agreement evidencing such Stock Appreciation Right.

(vii) Termination of Continuous Service. In the event that a Participant’s Continuous Service terminates (other than for Cause), the Participant may exercise his or her Stock Appreciation Right (to the extent that the Participant was entitled to exercise such Stock Appreciation Right as of the date of termination) but only within such period of time ending on the earlier of (A) the date three (3) months following the termination of the Participant’s Continuous Service (or such longer or shorter period specified in the Stock Appreciation Right Agreement), or (B) the expiration of the term of the Stock Appreciation Right as set forth in the Stock Appreciation Right Agreement. If, after termination, the Participant does not exercise his or her Stock Appreciation Right within the time specified herein or in the Stock Appreciation Right Agreement (as applicable), the Stock Appreciation Right shall terminate.

(viii) Termination for Cause. Except as explicitly provided otherwise in an Participant’s Stock Appreciation Right Agreement, in the event that a Participant’s Continuous Service is terminated for Cause, the Stock Appreciation Right shall terminate upon the termination date of such Participant’s Continuous Service, and the Participant shall be prohibited from exercising his or her Stock Appreciation Right from and after the time of such termination of Continuous Service.

(ix) Compliance with Section 409A of the Code. Notwithstanding anything to the contrary set forth herein, any Stock Appreciation Rights granted under the Plan that are not exempt from the requirements of Section 409A of the Code shall contain such provisions so that such Stock Appreciation Rights will comply with the requirements of Section 409A of the Code. Such restrictions, if any, shall be determined by the Board and contained in the Stock Appreciation Right Agreement evidencing such Stock Appreciation Right. For example, such restrictions may include, without limitation, a requirement that a Stock Appreciation Right that is to be paid wholly or partly in cash must be exercised and paid in accordance with a fixed pre-determined schedule.

(d) Performance Awards.

(i) Performance Stock Awards. A Performance Stock Award is a Stock Award that may be granted, may vest, or may be exercised based upon the attainment during a Performance Period of certain Performance Goals. A Performance Stock Award may, but need not, require the completion of a specified period of Continuous Service. The length of any Performance Period, the Performance Goals to be achieved during the Performance Period, and the measure of whether and to what degree such Performance Goals have been attained shall be conclusively determined by the Committee in its sole discretion. The maximum number of shares that may be granted to any Participant in a calendar year attributable to Stock Awards described in this Section 6(d)(i) shall not exceed one million (1,000,000) shares of Common Stock. In addition, to the extent permitted by applicable law and the applicable Award Agreement, the Board may determine that cash may be used in payment of Performance Stock Awards.

(ii) Performance Cash Awards. A Performance Cash Award is a cash award that may be granted upon the attainment during a Performance Period of certain Performance Goals. A Performance Cash Award may also require the completion of a specified period of Continuous Service. The length of any Performance Period, the Performance Goals to be achieved during the Performance Period, and the measure of whether and to what degree such Performance Goals have been attained shall be conclusively determined by the Committee in its sole discretion. The maximum value that may be granted to any Participant in a calendar year attributable to cash awards described in this Section 6(d)(ii) shall not exceed two million dollars ($2,000,000). The Board may provide for or, subject to such terms and conditions as the Board may specify, may permit a Participant to elect for, the payment of any Performance Cash Award to be deferred to a specified date or event. The Committee may specify the form of payment of Performance Cash Awards, which may be cash or other property, or may provide for a Participant to have the option for his or her Performance Cash Award, or such portion thereof as the Board may specify, to be paid in whole or in part in cash or other property. In addition, to the extent permitted by applicable law and the applicable Award Agreement, the Board may determine that Common Stock authorized under this Plan may be used in payment of Performance Cash Awards, including additional shares in excess of the Performance Cash Award as an inducement to hold shares of Common Stock.

(e) Other Stock Awards. Other forms of Stock Awards valued in whole or in part by reference to, or otherwise based on, Common Stock may be granted either alone or in addition to Stock Awards provided for under Section 5 and the preceding provisions of this Section 6. Subject to the provisions of the Plan, the Board shall have sole and complete authority to determine the persons to whom and the time or times at which such Other Stock Awards will be granted, the number of shares of Common Stock (or the cash equivalent thereof) to be granted pursuant to such Other Stock Awards and all other terms and conditions of such Other Stock Awards.

7. COVENANTS OF THE COMPANY.

(a) Availability of Shares. During the terms of the Stock Awards, the Company shall keep available at all times the number of shares of Common Stock reasonably required to satisfy such Stock Awards.

(b) Securities Law Compliance. The Company shall seek to obtain from each regulatory commission or agency having jurisdiction over the Plan such authority as may be required to grant Stock Awards and to issue and sell shares of Common Stock upon exercise of the Stock Awards; provided, however, that this undertaking shall not require the Company to register under the Securities Act the Plan, any Stock Award or any Common Stock issued or issuable pursuant to any such Stock Award. If, after reasonable efforts, the Company is unable to obtain from any such regulatory commission or agency the authority that counsel for the Company deems necessary for the lawful issuance and sale of Common Stock under the Plan, the Company shall be relieved from any liability for failure to issue and sell Common Stock upon exercise of such Stock Awards unless and until such authority is obtained.

(c) No Obligation to Notify. The Company shall have no duty or obligation to any holder of a Stock Award to advise such holder as to the time or manner of exercising such Stock Award. Furthermore, the Company shall have no duty or obligation to warn or otherwise advise such holder of a pending termination or expiration of a Stock Award or a possible period in which the Stock Award may not be exercised. The Company has no duty or obligation to minimize the tax consequences of a Stock Award to the holder of such Stock Award.

8. MISCELLANEOUS.

(a) Use of Proceeds from Sales of Common Stock. Proceeds from the sale of shares of Common Stock pursuant to Stock Awards shall constitute general funds of the Company.

(b) Corporate Action Constituting Grant of Stock Awards. Corporate action constituting a grant by the Company of a Stock Award to any Participant shall be deemed completed as of the date of such corporate action, unless otherwise determined by the Board, regardless of when the instrument, certificate, or letter evidencing the Stock Award is communicated to, or actually received or accepted by, the Participant.

(c) Stockholder Rights. No Participant shall be deemed to be the holder of, or to have any of the rights of a holder with respect to, any shares of Common Stock subject to such Stock Award unless and until such Participant has exercised the Stock Award pursuant to its terms and the Participant shall not be deemed to be a stockholder of record until the issuance of the Common Stock pursuant to such exercise has been entered into the books and records of the Company.

(d) No Employment or Other Service Rights. Nothing in the Plan, any Stock Award Agreement or other instrument executed thereunder or in connection with any Award granted pursuant to the Plan shall confer upon any Participant any right to continue to serve the Company or an Affiliate in the capacity in effect at the time the Stock Award was granted or shall affect the right of the Company or an Affiliate to terminate (i) the employment of an Employee with or without notice and with or without cause, (ii) the service of a Consultant pursuant to the terms of such Consultant’s agreement with the Company or an Affiliate, or (iii) the service of a Director pursuant to the Bylaws of the Company or an Affiliate, and any applicable provisions of the corporate law of the state in which the Company or the Affiliate is incorporated, as the case may be.

(e) Incentive Stock Option $100,000 Limitation. To the extent that the aggregate Fair Market Value (determined at the time of grant) of Common Stock with respect to which Incentive Stock Options are exercisable for the first time by any Optionholder during any calendar year (under all plans of the Company and any Affiliates) exceeds one hundred thousand dollars ($100,000), the Options or portions thereof that exceed such limit (according to the order in which they were granted) shall be treated as Nonstatutory Stock Options, notwithstanding any contrary provision of the applicable Option Agreement(s).

(f) Investment Assurances. The Company may require a Participant, as a condition of exercising or acquiring Common Stock under any Stock Award, (i) to give written assurances satisfactory to the Company as to the Participant’s knowledge and experience in financial and business matters and/or to employ a purchaser representative reasonably satisfactory to the Company who is knowledgeable and experienced in financial and business matters and that he or she is capable of evaluating, alone or together with the purchaser representative, the merits and risks of exercising the Stock Award; and (ii) to give written assurances satisfactory to the Company stating that the Participant is acquiring Common Stock subject to the Stock Award for the Participant’s own account and not with any present intention of selling or otherwise distributing the Common Stock. The foregoing requirements, and any assurances given pursuant to such requirements, shall be inoperative if (A) the issuance of the shares upon the exercise or acquisition of Common Stock under the Stock Award has been registered under a then currently effective registration statement under the Securities Act, or (B) as to any particular requirement, a determination is made by counsel for the Company that such requirement need not be met in the circumstances under the then applicable securities laws. The Company may, upon advice of counsel to the Company, place legends on stock certificates issued under the Plan as such counsel deems necessary or appropriate in order to comply with applicable securities laws, including, but not limited to, legends restricting the transfer of the Common Stock.

(g) Withholding Obligations. Unless prohibited by the terms of a Stock Award Agreement, the Company may, in its sole discretion, satisfy any federal, state or local tax withholding obligation relating to an Award by any of the following means (in addition to the Company’s right to withhold from any compensation paid to the Participant by the Company) or by a combination of such means: (i) causing the Participant to tender a cash payment; (ii) withholding shares of Common Stock from the shares of Common Stock issued or otherwise issuable to the Participant in connection with the Award; (iii) withholding cash from an Award settled in cash; or (iv) by such other method as may be set forth in the Award Agreement.

(h) Electronic Delivery. Any reference herein to a “written” agreement or document shall include any agreement or document delivered electronically or posted on the Company’s intranet.

(i) Deferrals. To the extent permitted by applicable law, the Board, in its sole discretion, may determine that the delivery of Common Stock or the payment of cash, upon the exercise, vesting or settlement of all or a portion of any Award may be deferred and may establish programs and procedures for deferral elections to be made by Participants. Deferrals by Participants will be made in accordance with Section 409A of the Code. Consistent with Section 409A of the Code, the Board may provide for distributions while a Participant is still an employee. The Board is authorized to make deferrals of Stock Awards and determine when, and in what annual percentages, Participants may receive payments, including lump sum payments, following the Participant’s termination of employment or retirement, and implement such other terms and conditions consistent with the provisions of the Plan and in accordance with applicable law.

(j) Compliance with Section 409A of the Code. To the extent that the Board determines that any Award granted under the Plan is subject to Section 409A of the Code, the Award Agreement evidencing such Award shall incorporate the terms and conditions necessary to avoid the consequences specified in Section 409A(a)(1) of the Code. To the extent applicable, the Plan and Award Agreements shall be interpreted in accordance with Section 409A of the Code and Department of Treasury regulations and other interpretive guidance issued thereunder, including without limitation any such regulations or other guidance that may be issued or amended after the Effective Date. Notwithstanding any provision of the Plan to the contrary, in the event that following the Effective Date the Board determines that any Award may be subject to Section 409A of the Code and related Department of Treasury guidance (including such Department of Treasury guidance as may be issued after the Effective Date), the Board may adopt such amendments to the Plan and the applicable Award Agreement or adopt other policies and procedures (including amendments, policies and procedures with retroactive effect), or take any other actions, that the Board determines are necessary or appropriate to (i) exempt the Award from Section 409A of the Code and/or preserve the intended tax treatment of the benefits provided with respect to the Award, or (ii) comply with the requirements of Section 409A of the Code and Department of Treasury regulations and other interpretive guidance issued thereunder, including without limitation any such regulations or other guidance that may be issued or amended after the Effective Date.

(k) Transferability of Stock Awards. No Stock Award or rights under any Stock Award may be sold or otherwise transferred by the Participant for consideration, except pursuant to a domestic relations order that requires transfer of the Stock Award in connection with a Participant’s divorce.

9. ADJUSTMENTS UPON CHANGES IN COMMON STOCK; OTHER CORPORATE EVENTS.

(a) Capitalization Adjustments. In the event of a Capitalization Adjustment, the Board shall appropriately adjust: (i) the class(es) and maximum number of securities subject to the Plan pursuant to Section 3(a), (ii) the class(es) and maximum number of securities that may be issued pursuant to the exercise of Incentive Stock Options pursuant to Section 3(d), (iii) the class(es) and maximum number of securities that may be awarded to any person pursuant to Section 3(d) and 6(d)(i), (iv) the class(es) and number of securities and price per share of stock subject to outstanding Stock Awards, and (v) the class(es) and number of securities subject to each stock award under the 1997 Plan that are added from time to time to the share reserve under the Plan pursuant to Section 3(a). The Board shall make such adjustments, and its determination shall be final, binding and conclusive.

(b) Dissolution or Liquidation. Except as otherwise provided in the Stock Award Agreement, in the event of a dissolution or liquidation of the Company, all outstanding Stock Awards (other than Stock Awards consisting of vested and outstanding shares of Common Stock not subject to the Company’s right of repurchase) shall terminate immediately prior to the completion of such dissolution or liquidation, and the shares of Common Stock subject to the Company’s repurchase option may be repurchased by the Company notwithstanding the fact that the holder of such Stock Award is providing Continuous Service, provided, however, that the Board may, in its sole discretion, cause some or all Stock Awards to become fully vested, exercisable and/or no longer subject to repurchase or forfeiture (to the extent such Stock Awards have not previously expired or terminated) before the dissolution or liquidation is completed but contingent on its completion.

(c) Corporate Transaction. The following provisions shall apply to Stock Awards in the event of a Corporate Transaction unless otherwise provided in the instrument evidencing the Stock Award or any other written agreement between the Company or any Affiliate and the Participant or unless otherwise expressly provided by the Board at the time of grant of a Stock Award.

(i) Stock Awards May Be Assumed. Except as otherwise stated in the Stock Award Agreement, in the event of a Corporate Transaction, any surviving corporation or acquiring corporation (or the surviving or acquiring corporation’s parent company) may assume or continue any or all Stock Awards outstanding under the Plan or may substitute similar stock awards for Stock Awards outstanding under the Plan (including but not limited to, awards to acquire the same consideration paid to the stockholders of the Company pursuant to the Corporate Transaction), and any reacquisition or repurchase rights held by the Company in respect of Common Stock issued pursuant to Stock Awards may be assigned by the Company to the successor of the Company (or the successor’s parent company, if any), in connection with such Corporate Transaction. A surviving corporation or acquiring corporation (or its parent) may choose to assume or continue only a portion of a Stock Award or substitute a similar stock award for only a portion of a Stock Award. The terms of any assumption, continuation or substitution shall be set by the Board in accordance with the provisions of Section 2.

(ii) Stock Awards Held by Current Participants. Except as otherwise stated in the Stock Award Agreement, in the event of a Corporate Transaction in which the surviving corporation or acquiring corporation (or its parent company) does not assume or continue such outstanding Stock Awards or substitute similar stock awards for such outstanding Stock Awards, then with respect to Stock Awards that have not been assumed, continued or substituted and that are held by Participants whose Continuous Service has not terminated prior to the effective time of the Corporate Transaction (referred to as the “Current Participants”), the vesting of such Stock Awards (and, with respect to Options and Stock Appreciation Rights, the time at which such Stock Awards may be exercised) shall be accelerated in full to a date prior to the effective time of such Corporate Transaction (contingent upon the effectiveness of the Corporate Transaction) as the Board shall determine (or, if the Board shall not determine such a date, to the date that is five (5) days prior to the effective time of the Corporate Transaction), and such Stock Awards shall terminate if not exercised (if applicable) at or prior to the effective time of the Corporate Transaction, and any reacquisition or repurchase rights held by the Company with respect to such Stock Awards shall lapse (contingent upon the effectiveness of the Corporate Transaction).

(iii) Stock Awards Held by Persons other than Current Participants. Except as otherwise stated in the Stock Award Agreement, in the event of a Corporate Transaction in which the surviving corporation or acquiring corporation (or its parent company) does not assume or continue such outstanding Stock Awards or substitute similar stock awards for such outstanding Stock Awards, then with respect to Stock Awards that have not been assumed, continued or substituted and that are held by persons other than Current Participants, such Stock Awards shall terminate if not exercised (if applicable) prior to the effective time of the Corporate Transaction; provided, however, that any reacquisition or repurchase rights held by the Company with respect to such Stock Awards shall not terminate and may continue to be exercised notwithstanding the Corporate Transaction.

(iv) Payment for Stock Awards in Lieu of Exercise. Notwithstanding the foregoing, in the event a Stock Award will terminate if not exercised prior to the effective time of a Corporate Transaction, the Board may provide, in its sole discretion, that the holder of such Stock Award may not exercise such Stock Award but will receive a payment, in such form as may be determined by the Board, equal in value to the excess, if any, of (A) the value of the property the holder of the Stock Award would have received upon the exercise of the Stock Award (including, at the discretion of the Board, any unvested portion of such Stock Award), over (B) any exercise price payable by such holder in connection with such exercise.

(d) Change in Control. A Stock Award may be subject to additional acceleration of vesting and exercisability upon or after a Corporate Transaction or Change in Control as may be provided in the Stock Award Agreement for such Stock Award or as may be provided in any other written agreement between the Company or any Affiliate and the Participant, but in the absence of such provision, no such acceleration shall occur.

10. TERMINATION OR SUSPENSION OF THE PLAN.

(a) Plan Term. Unless sooner terminated by the Board pursuant to Section 2, the Plan shall automatically terminate on the day before the tenth (10th) anniversary of the date the Plan is adopted by the Board or approved by the stockholders of the Company, whichever is earlier. No Awards may be granted under the Plan while the Plan is suspended or after it is terminated.

(b) No Impairment of Rights. Termination of the Plan shall not impair rights and obligations under any Award granted while the Plan is in effect except with the written consent of the affected Participant.

11. EFFECTIVE DATE OF PLAN.

This Plan shall become effective on the Effective Date.

12. CHOICE OF LAW.

The law of the State of California shall govern all questions concerning the construction, validity and interpretation of this Plan, without regard to such state’s conflict of laws rules.

13. DEFINITIONS. As used in the Plan, the definitions contained in this Section 13 shall apply to the capitalized terms indicated below:

(a) “1997 Plan” means the Company’s 1997 Equity Incentive Plan.

(b) “Affiliate” means, at the time of determination, any “parent” or “subsidiary” of the Company as such terms are defined in Rule 405 of the Securities Act. The Board shall have the authority to determine the time or times at which “parent” or “subsidiary” status is determined within the foregoing definition.

(c) “Award” means a Stock Award or a Performance Cash Award.

(d) “Board” means the Board of Directors of the Company.

(e) “Capitalization Adjustment” means any change that is made in, or other events that occur with respect to, the Common Stock subject to the Plan or subject to any Stock Award after the Effective Date without the receipt of consideration by the Company (through merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or other transaction not involving the receipt of consideration by the Company. Notwithstanding the foregoing, the conversion of any convertible securities of the Company shall not be treated as a transaction “without receipt of consideration” by the Company.

(f) “Cause” means with respect to a Participant, the occurrence of any of the following events: (i) such Participant’s commission of any felony or any crime involving fraud, dishonesty or moral turpitude under the laws of the United States or any state thereof; (ii) such Participant’s attempted commission of, or participation in, a fraud or act of dishonesty against the Company; (iii) such Participant’s intentional, material violation of any contract or agreement between the Participant and the Company or of any statutory duty owed to the Company; (iv) such Participant’s unauthorized use or disclosure of the Company’s confidential information or trade secrets; or (v) such Participant’s gross misconduct. The determination that a termination of the Participant’s Continuous Service is either for Cause or without Cause shall be made by the Company in its sole discretion. Any determination by the Company that the Continuous Service of a Participant was terminated by reason of dismissal without Cause for the purposes of outstanding Awards held by such Participant shall have no effect upon any determination of the rights or obligations of the Company or such Participant for any other purpose.

(g) “Celunol” means Celunol Corp., a Delaware corporation.

(h) “Change in Control” means the occurrence, in a single transaction or in a series of related transactions, of any one or more of the following events:

(i) any Exchange Act Person becomes the Owner, directly or indirectly, of securities of the Company representing more than fifty percent (50%) of the combined voting power of the Company’s then outstanding securities other than by virtue of a merger, consolidation or similar transaction . Notwithstanding the foregoing, a Change in Control shall not be deemed to occur (A) on account of the acquisition of securities of the Company by an investor, any affiliate thereof or any other Exchange Act Person from the Company in a transaction or series of related transactions the primary purpose of which is to obtain financing for the Company through the issuance of equity securities or (B) solely because the level of Ownership held by any Exchange Act Person (the “Subject Person”) exceeds the designated percentage threshold of the outstanding voting securities as a result of a repurchase or other acquisition of voting securities by the Company reducing the number of shares outstanding, provided that if a Change in Control would occur (but for the operation of this sentence) as a result of the acquisition of voting securities by the Company, and after such share acquisition, the Subject Person becomes the Owner of any additional voting securities that, assuming the repurchase or other acquisition had not occurred, increases the percentage of the then outstanding voting securities Owned by the Subject Person over the designated percentage threshold, then a Change in Control shall be deemed to occur;

(ii) there is consummated a merger, consolidation or similar transaction involving (directly or indirectly) the Company and, immediately after the consummation of such merger, consolidation or similar transaction, the stockholders of the Company immediately prior thereto do not Own, directly or indirectly, either (A) outstanding voting securities representing more than fifty percent (50%) of the combined outstanding voting power of the surviving Entity in such merger, consolidation or similar transaction or (B) more than fifty percent (50%) of the combined outstanding voting power of the parent of the surviving Entity in such merger, consolidation or similar transaction, in each case in substantially the same proportions as their Ownership of the outstanding voting securities of the Company immediately prior to such transaction;

(iii) the stockholders of the Company approve or the Board approves a plan of complete dissolution or liquidation of the Company, or a complete dissolution or liquidation of the Company shall otherwise occur, except for a liquidation into a parent corporation;

(iv) there is consummated a sale, lease, exclusive license or other disposition of all or substantially all of the consolidated assets of the Company and its Subsidiaries, other than a sale, lease, license or other disposition of all or substantially all of the consolidated assets of the Company and its Subsidiaries to an Entity, more than fifty percent (50%) of the combined voting power of the voting securities of which are Owned by stockholders of the Company in substantially the same proportions as their Ownership of the outstanding voting securities of the Company immediately prior to such sale, lease, license or other disposition; or

(v) individuals who, on the date this Plan is adopted by the Board, are members of the Board (the “Incumbent Board”) cease for any reason to constitute at least a majority of the members of the Board; provided, however, that if the appointment or election (or nomination for election) of any new Board member was approved or recommended by a majority vote of the members of the Incumbent Board then still in office, such new member shall, for purposes of this Plan, be considered as a member of the Incumbent Board.

For the avoidance of doubt, the term Change in Control shall not include a sale of assets, merger or other transaction effected exclusively for the purpose of changing the domicile of the Company.

Notwithstanding the foregoing or any other provision of this Plan, the definition of Change in Control (or any analogous term) in an individual written agreement between the Company or any Affiliate and the Participant shall supersede the foregoing definition with respect to Awards subject to such agreement; provided, however, that if no definition of Change in Control or any analogous term is set forth in such an individual written agreement, the foregoing definition shall apply.

(i) “Code” means the Internal Revenue Code of 1986, as amended.

(j) “Committee” means a committee of one (1) or more Directors to whom authority has been delegated by the Board in accordance with Section 2(c).

(k) “Common Stock” means the common stock of the Company.

(l) “Company” means Diversa Corporation, a Delaware corporation.

(m) “Consultant” means any person, including an advisor, who is (i) engaged by the Company or an Affiliate to render consulting or advisory services and is compensated for such services, or (ii) serving as a member of the board of directors of an Affiliate and is compensated for such services. However, service solely as a Director, or payment of a fee for such service, shall not cause a Director to be considered a “Consultant” for purposes of the Plan.

(n) “Continuous Service” means that the Participant’s service with the Company or an Affiliate, whether as an Employee, Director or Consultant, is not interrupted or terminated. Subject to the limitations of Section 8(j) of the Plan, a change in the capacity in which the Participant renders service to the Company or an Affiliate as an Employee, Consultant or Director or a change in the entity for which the Participant renders such service, provided that there is no interruption or termination of the Participant’s service with the Company or an Affiliate, shall not terminate a Participant’s Continuous Service. For example, a change in status from an employee of the Company to a consultant to an Affiliate or to a Director shall not constitute an interruption of Continuous Service. To the extent permitted by law, the Board or the chief executive officer of the Company, in that party’s sole discretion, may determine whether Continuous Service shall be considered interrupted in the case of any leave of absence approved by that party, including sick leave, military leave or any other personal leave. Notwithstanding the foregoing, a leave of absence shall be treated as Continuous Service for purposes of vesting in a Stock Award only to such extent as may be provided in the Company’s leave of absence policy, in the written terms of any leave of absence agreement or policy applicable to the Participant, or as otherwise required by law.

(o) “Corporate Transaction” means the occurrence, in a single transaction or in a series of related transactions, of any one or more of the following events:

(i) a sale or other disposition of all or substantially all, as determined by the Board in its sole discretion, of the consolidated assets of the Company and its Subsidiaries;

(ii) a sale or other disposition of at least fifty percent (50%) of the outstanding securities of the Company (excluding any financing transactions);

(iii) the consummation of a merger, consolidation or similar transaction following which the Company is not the surviving corporation; or

(iv) the consummation of a merger, consolidation or similar transaction following which the Company is the surviving corporation but the shares of Common Stock outstanding immediately preceding the merger, consolidation or similar transaction are converted or exchanged by virtue of the merger, consolidation or similar transaction into other property, whether in the form of securities, cash or otherwise.

(p) “Covered Employee” shall have the meaning provided in Section 162(m)(3) of the Code and the regulations promulgated thereunder.

(q) “Director” means a member of the Board.

(r) “Disability” means, with respect to a Participant, the inability of such Participant to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, as provided in Section 22(e)(3) and 409A(a)(2)(c)(i) of the Code.

(s) “Effective Date” means the effective date of this Plan document, which is the date of the annual meeting of stockholders of the Company held in 2007, provided this Plan is approved by the Company’s stockholders at such meeting.

(t) “Employee” means any person employed by the Company or an Affiliate. However, service solely as a Director, or payment of a fee for such services, shall not cause a Director to be considered an “Employee” for purposes of the Plan.

(u) “Entity” means a corporation, partnership, limited liability company or other entity.

(v) “Exchange Act” means the Securities Exchange Act of 1934, as amended.

(w) “Exchange Act Person” means any natural person, Entity or “group” (within the meaning of Section 13(d) or 14(d) of the Exchange Act), except that “Exchange Act Person” shall not include (i) the Company or any Subsidiary of the Company, (ii) any employee benefit plan of the Company or any Subsidiary of the Company or any trustee or other fiduciary holding securities under an employee benefit plan of the Company or any Subsidiary of the Company, (iii) an underwriter temporarily holding securities pursuant to an offering of such securities, (iv) an Entity Owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their Ownership of stock of the Company; or (v) any natural person, Entity or “group” (within the meaning of Section 13(d) or 14(d) of the Exchange Act) that, as of the Effective Date of the Plan as set forth in Section 11, is the Owner, directly or indirectly, of securities of the Company representing more than fifty percent (50%) of the combined voting power of the Company’s then outstanding securities.

(x) “Fair Market Value” means, as of any date, the value of the Common Stock determined as follows:

(i) If the Common Stock is listed on any established stock exchange or traded on any established market, the Fair Market Value of a share of Common Stock, unless otherwise determined by the Board, shall be the closing sales price for such stock (or the closing bid, if no sales were reported) as quoted on such exchange or market (or the exchange or market with the greatest volume of trading in the Common Stock) on the day of determination, as reported in The Wall Street Journal or such other source as the Board deems reliable. Unless otherwise provided by the Board, if there is no closing sales price (or closing bid if no sales were reported) for the Common Stock on the date of determination, then the Fair Market Value shall be the closing selling price (or closing bid if no sales were reported) on the last preceding date for which such quotation exists.

(ii) In the absence of such markets for the Common Stock, the Fair Market Value shall be determined by the Board in good faith.

(y) “Incentive Stock Option” means an option granted pursuant to Section 5 of the Plan that is intended to be, and qualifies as, an “incentive stock option” within the meaning of Section 422 of the Code and the regulations promulgated thereunder.

(z) “Merger” means the merger contemplated by the Agreement and Plan of Merger and Reorganization, dated as of February 12, 2007 between the Company and Celunol, whereby Concord Merger Sub, Inc., a wholly owned subsidiary of Company, will merge into Celunol, with Celunol continuing as a wholly owned subsidiary of the Company.

(aa) “Non-Employee Director” means a Director who either (i) is not a current employee or officer of the Company or an Affiliate, does not receive compensation, either directly or indirectly, from the Company or an Affiliate for services rendered as a consultant or in any capacity other than as a Director (except for an amount as to which disclosure would not be required under Item 404(a) of Regulation S-K promulgated pursuant to the Securities Act (“Regulation S-K”)), does not possess an interest in any other transaction for which disclosure would be required under Item 404(a) of Regulation S-K, and is not engaged in a business relationship for which disclosure would be required pursuant to Item 404(b) of Regulation S-K; or (ii) is otherwise considered a “non-employee director” for purposes of Rule 16b-3.

(bb) “Nonstatutory Stock Option” means any option granted pursuant to Section 5 of the Plan that does not qualify as an Incentive Stock Option.

(cc) “Officer” means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

(dd) “Option” means an Incentive Stock Option or a Nonstatutory Stock Option to purchase shares of Common Stock granted pursuant to the Plan.

(ee) “Option Agreement” means a written agreement between the Company and an Optionholder evidencing the terms and conditions of an Option grant. Each Option Agreement shall be subject to the terms and conditions of the Plan.

(ff) “Optionholder” means a person to whom an Option is granted pursuant to the Plan or, if permitted under the terms of this Plan, such other person who holds an outstanding Option.

(gg) “Other Stock Award” means an award based in whole or in part by reference to the Common Stock which is granted pursuant to the terms and conditions of Section 6(d).

(hh) “Other Stock Award Agreement” means a written agreement between the Company and a holder of an Other Stock Award evidencing the terms and conditions of an Other Stock Award grant. Each Other Stock Award Agreement shall be subject to the terms and conditions of the Plan.

(ii) “Outside Director” means a Director who either (i) is not a current employee of the Company or an “affiliated corporation” (within the meaning of Treasury Regulations promulgated under Section 162(m) of the Code), is not a former employee of the Company or an “affiliated corporation” who receives compensation for prior services (other than benefits under a tax-qualified retirement plan) during the taxable year, has not been an officer of the Company or an “affiliated corporation,” and does not receive remuneration from the Company or an “affiliated corporation,” either directly or indirectly, in any capacity other than as a Director, or (ii) is otherwise considered an “outside director” for purposes of Section 162(m) of the Code.

(jj) “Own,” “Owned,” “Owner,” “Ownership” A person or Entity shall be deemed to “Own,” to have “Owned,” to be the “Owner” of, or to have acquired “Ownership” of securities if such person or Entity, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares voting power, which includes the power to vote or to direct the voting, with respect to such securities.

(kk) “Participant” means a person to whom an Award is granted pursuant to the Plan or, if applicable, such other person who holds an outstanding Stock Award.

(ll) “Performance Cash Award” means an award of cash granted pursuant to the terms and conditions of Section 6(d)(ii).

(mm) “Performance Criteria” means the one or more criteria that the Board shall select for purposes of establishing the Performance Goals for a Performance Period. The Performance Criteria that shall be used to establish such Performance Goals may be based on any one of, or combination of, the following: (i) earnings per share; (ii) earnings before interest, taxes and depreciation; (iii) earnings before interest, taxes, depreciation and amortization; (iv) total stockholder return; (v) return on equity; (vi) return on assets, investment, or capital employed; (vii) operating margin; (viii) gross margin; (ix) operating income; (x) net income (before or after taxes); (xi) net operating income; (xii) net operating income after tax; (xiii) pre-tax profit; (xiv) operating cash flow; (xv) sales or revenue targets; (xvi) increases in revenue or product revenue; (xvii) expenses and cost reduction goals; (xviii) improvement in or attainment of working capital levels; (xix) economic value added (or an equivalent metric); (xx) market share; (xxi) cash flow; (xxii) cash flow per share; (xxiii) share price performance; (xxiv) debt reduction; (xxv) implementation or completion of projects or processes; (xxvi) customer satisfaction; (xxvii) stockholders’ equity; and (xxviii) to the extent that an Award is not intended to comply with Section 162(m) of the Code, other measures of performance selected by the Board. Partial achievement of the specified criteria may result in the payment or vesting corresponding to the degree of achievement as specified in the Stock Award Agreement or the written terms of a Performance Cash Award. The Board shall, in its sole discretion, define the manner of calculating the Performance Criteria it selects to use for such Performance Period.

(nn) “Performance Goals” means, for a Performance Period, the one or more goals established by the Board for the Performance Period based upon the Performance Criteria. Performance Goals may be based on a Company-wide basis, with respect to one or more business units, divisions, Affiliates, or business segments, and in either absolute terms or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. At the time of the grant of any Award, the Board is authorized to determine whether, when calculating the attainment of Performance Goals for a Performance Period: (i) to exclude restructuring and/or other nonrecurring charges; (ii) to exclude exchange rate effects, as applicable, for non-U.S. dollar denominated net sales and operating earnings; (iii) to exclude the effects of changes to generally accepted accounting standards required by the Financial Accounting Standards Board; (iv) to exclude the effects of any statutory adjustments to corporate tax rates; and (v) to exclude the effects of any “extraordinary items” as determined under generally accepted accounting principles. In addition, the Board retains the discretion to reduce or eliminate the compensation or economic benefit due upon attainment of Performance Goals.

(oo) “Performance Period” means the period of time selected by the Board over which the attainment of one or more Performance Goals will be measured for the purpose of determining a Participant’s right to and the payment of a Stock Award or a Performance Cash Award. Performance Periods may be of varying and overlapping duration, at the sole discretion of the Board.

(pp) “Performance Stock Award” means a Stock Award granted under the terms and conditions of Section 6(d)(i).

(qq) “Plan” means this Diversa Corporation 2007 Equity Incentive Plan.

(rr) “Restricted Stock Award” means an award of shares of Common Stock which is granted pursuant to the terms and conditions of Section 6(a).

(ss) “Restricted Stock Award Agreement” means a written agreement between the Company and a holder of a Restricted Stock Award evidencing the terms and conditions of a Restricted Stock Award grant. Each Restricted Stock Award Agreement shall be subject to the terms and conditions of the Plan.

(tt) “Restricted Stock Unit Award” means a right to receive shares of Common Stock which is granted pursuant to the terms and conditions of Section 6(b).

(uu) “Restricted Stock Unit Award Agreement” means a written agreement between the Company and a holder of a Restricted Stock Unit Award evidencing the terms and conditions of a Restricted Stock Unit Award grant. Each Restricted Stock Unit Award Agreement shall be subject to the terms and conditions of the Plan.

(vv) “Rule 16b-3” means Rule 16b-3 promulgated under the Exchange Act or any successor to Rule 16b-3, as in effect from time to time.

(ww) “Securities Act” means the Securities Act of 1933, as amended.

(xx) “Stock Appreciation Right” means a right to receive the appreciation on Common Stock that is granted pursuant to the terms and conditions of Section 6(c).

(yy) “Stock Appreciation Right Agreement” means a written agreement between the Company and a holder of a Stock Appreciation Right evidencing the terms and conditions of a Stock Appreciation Right grant. Each Stock Appreciation Right Agreement shall be subject to the terms and conditions of the Plan.

(zz) “Stock Award” means any right to receive Common Stock granted under the Plan, including an Incentive Stock Option, a Nonstatutory Stock Option, a Restricted Stock Award, a Restricted Stock Unit Award, a Stock Appreciation Right, a Performance Stock Award or any Other Stock Award.

(aaa) “Stock Award Agreement” means a written agreement between the Company and a Participant evidencing the terms and conditions of a Stock Award grant. Each Stock Award Agreement shall be subject to the terms and conditions of the Plan.

(bbb) “Subsidiary” means, with respect to the Company, (i) any corporation of which more than fifty percent (50%) of the outstanding capital stock having ordinary voting power to elect a majority of the board of directors of such corporation (irrespective of whether, at the time, stock of any other class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency) is at the time, directly or indirectly, Owned by the Company, and (ii) any partnership, limited liability company or other entity in which the Company has a direct or indirect interest (whether in the form of voting or participation in profits or capital) of more than fifty percent (50%).

(ccc) “Ten Percent Stockholder” means a person who Owns (or is deemed to Own pursuant to Section 424(d) of the Code) stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or any Affiliate.

ANNEX E

CERTIFICATE OF AMENDMENT OF

RESTATED

CERTIFICATE OF INCORPORATION

OF

DIVERSA CORPORATION

Edward T. Shonsey hereby certifies that:

ONE: The name of this corporation is Diversa Corporation.

TWO: The original Certificate of Incorporation of this corporation was filed with the Secretary of State of the State of Delaware on December 21, 1992 under the name “Industrial Genome Sciences, Inc.” A Restated Certificate of Incorporation of Diversa Corporation (the “Restated Certificate”) was filed with the Secretary of State of the State of Delaware on February 22, 2000. A Certificate of Amendment of Restated Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on May 26, 2004.

THREE: He is the duly elected President and Chief Executive Officer of Diversa Corporation.

FOUR: Section A of Article VI of the Restated Certificate shall be amended and restated in its entirety to read as follows:

“A. The liability of the directors for monetary damages shall be eliminated to the fullest extent under applicable law. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director or the corporation shall be eliminated to the fullest extent permitted by the DGCL, as so amended.”

FIVE: Section B of Article VI of the Restated Certificate shall be deleted in its entirety and the remaining provisions of Article VI shall be renumbered accordingly.

SIX: This Certificate of Amendment has been duly approved by this corporation’s Board of Directors in accordance with the provisions of Sections 141 and 242 of the General Corporation Law of the State of Delaware (the “DGCL”) and was duly adopted by the stockholders of this corporation in accordance with the provisions of Section 242 of the DGCL.

IN WITNESS WHEREOF, DIVERSA CORPORATION has caused this Certificate of Amendment of Restated Certificate of Incorporation to be signed by its President and Chief Executive Officer as of                                 , 2007.

DIVERSA CORPORATION

By:
Name: Edward T. Shonsey Its: President and Chief Executive Officer

E-1

ANNEX F

FORMS OF PROXY

[THIS PAGE INTENTIONALLY LEFT BLANK]

DIVERSA CORPORATION

PROXY SOLICITED BY THE BOARD OF DIRECTORS FOR THE ANNUAL MEETING OF

STOCKHOLDERS TO BE HELD ON [•], 2007

The undersigned hereby appoints Martin A. Sabarsky and Anthony E. Altig, and each of them, as attorneys and proxies of the undersigned, with full power of substitution, to vote all of the shares of stock of Diversa Corporation (the “Company”) which the undersigned may be entitled to vote at the Annual Meeting of Stockholders of Diversa to be held on [•], 2007 at Diversa’s offices located at 4955 Directors Place, San Diego, California 92121, at [•] p.m. (local time), and at any and all postponements, continuations, and adjournments thereof, with all powers that the undersigned would possess if personally present, upon and in respect of the following matters and in accordance with the following instructions, with discretionary authority as to any and all other matters that may properly come before the meeting.

UNLESS A CONTRARY DIRECTION IS INDICATED, THIS PROXY WILL BE VOTED FOR PROPOSALS 1, 3, 4, 5, 6, 7, 8 AND 9 AND FOR ALL NOMINEES LISTED IN PROPOSAL 2 AS MORE SPECIFICALLY DESCRIBED IN THE PROXY STATEMENT. IF SPECIFIC INSTRUCTIONS ARE INDICATED, THIS PROXY WILL BE VOTED IN ACCORDANCE THEREWITH.

All stockholders are cordially invited to attend the meeting in person. Whether or not you expect to attend the meeting, please complete, date, sign, and return the enclosed proxy as promptly as possible in order to ensure your representation at the meeting. A return envelope (which is postage prepaid if mailed in the United States) is enclosed for that purpose. Even if you have given your proxy, you may still vote in person if you attend the meeting. Please note, however, that if your shares are held of record by a broker, bank, or other nominee and you wish to vote at the meeting, you must obtain from the record holder a proxy issued in your name.

(Continued and to be signed on the reverse side)

ANNUAL MEETING OF STOCKHOLDERS OF

DIVERSA CORPORATION

[•] , 2007

Please date, sign and mail your proxy card in the

envelope provided as soon as possible.

Please detach along perforated line and mail in the envelope provided.

MANAGEMENT RECOMMENDS A VOTE FOR THE

THE NOMINEES FOR DIRECTOR AND FOR PROPOSALS 1, 3, 4, 5, 6, 7 AND 8 LISTED BELOW.

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE    ☒

FOR ALL NOMINEES	WITHHOLD AUTHORITY FOR ALL NOMINEES	FOR ALL EXCEPT (See instructions below)
☐	☐	☐

Proposal 2:	Nominees:	❑ Dr. Fernand Kaufmann
To elect two directors to hold office until the 2010 Annual Meeting of Stockholders.		❑ Mr. Mark Leschly

INSTRUCTION: To withhold authority to vote for any individual nominee(s), mark “FOR ALL EXCEPT” and fill in the circle next to each nominee you wish to withhold, as shown here: •

		FOR	AGAINST	ABSTAIN

Proposal 1:	Approval of issuance of Diversa common stock pursuant to merger.	☐	☐	☐
Proposal 3:	To ratify the selection of Ernst & Young LLP as Diversa’s independent registered public accountants for the year ending December 31, 2007.	☐	☐	☐
Proposal 4:	Adoption of the Diversa 2007 Equity Incentive Plan.	☐	☐	☐
Proposal 5:	Adoption of an amendment to the Diversa Employee Stock Purchase Plan to increase the number of shares authorized for issuance under that plan by 1,500,000 shares.	☐	☐	☐
Proposal 6:	Approval of an amendment to Diversa’s certificate of incorporation to increase the number of authorized shares of common stock from 90,000,000 shares to 120,000,000 shares.	☐	☐	☐
Proposal 7:	Approval of an amendment to Diversa’s certificate of incorporation to limit the personal liability of Diversa’s directors for monetary damages in a manner consistent with the limitations currently set forth in Diversa’s bylaws.	☐	☐	☐
Proposal 8:	Approval of possible adjournment of the annual meeting to solicit additional proxies for Proposal No. 1.	☐	☐	☐

The foregoing items of business are more fully described in the Joint Proxy Statement/Prospectus accompanying this Notice.

Diversa’s board of directors has fixed the close of business on [•] , 2007 as the record date for the determination of stockholders entitled to notice of and to vote at the annual meeting and at any adjournment or postponement thereof.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.    ☐

Signature of Stockholder:	Date:	Signature of Stockholder:	Date:

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

Special Meeting in Lieu of Annual Meeting of Stockholders [•], 2007

☒	Please mark votes as in this example.

The Board of Directors recommends a vote FOR the following proposal:

		FOR	AGAINST	ABSTAIN
1.	To consider and vote upon a proposal to approve the Agreement and Plan of Merger and Reorganization, dated as of February 12, 2007, by and among Diversa Corporation, Concord Merger Sub, Inc., Celunol and William Lese, as stockholders’ representative, a copy of which is attached as Annex A to the accompanying joint proxy statement/prospectus, pursuant to which Concord Merger Sub, Inc. will merge with and into Celunol and Celunol will become a wholly-owned subsidiary of Diversa, and Celunol stockholders will become entitled to receive an aggregate of 15,000,000 shares of Diversa common stock, less the number of shares underlying outstanding Celunol options and warrants assumed by Diversa as part of the merger, and subject to reduction based on the amount by which the sum of Celunol’s indebtedness for borrowed money incurred on or before May 31, 2007 and its working capital (excluding transaction costs and accrued dividends on Celunol preferred stock) that is less than negative $1,500,000 at the time of closing is in excess of $20,000,000, giving effect to any such excess negative working capital as a positive number for purposes of making the calculation, as more fully described in the accompanying joint proxy statement/prospectus.	☐	☐	☐	For comments, please check this box and write them in below:	☐

The proxies are authorized to vote in their discretion upon such other matters as may properly be brought before the special meeting in lieu of annual meeting of stockholders or any adjournment or postponement thereof.
		Yes	No
	Please indicate if you plan to attend the meeting:	☐	☐

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.
Please sign exactly as name(s) appear(s) above. Joint owners should each sign. When signing in a representative capacity, please give full title. Your signature serves as acknowledgement of receipt of the Notice of Special Meeting in Lieu of Annual Meeting of Stockholders and the accompanying joint proxy statement/prospectus.

Dated: , 2007

Signature (Please sign exactly as your name appears to the left)

Additional Signature (if held jointly)

Title (as applicable)

YOUR VOTE IS IMPORTANT

Please complete, date, sign and mail your proxy card in the envelope provided as soon as possible.

TO VOTE BY MAIL, PLEASE DETACH PROXY CARD HERE

CELUNOL CORP.

SPECIAL MEETING IN LIEU OF ANNUAL MEETING OF STOCKHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

P R O X Y

The undersigned stockholder of CELUNOL CORP. (“Celunol”) hereby nominates constitutes and appoints Carlos A. Riva and John P. Salter and each of them (with full power to act alone) true and lawful attorneys, agents and proxies, with power of substitution to each, to attend the Special Meeting of Stockholders of Celunol to be held on [•], 2007 at the offices of Celunol’s corporate counsel, Bingham McCutchen LLP, 150 Federal Street, 16th Floor, Boston, MA 02110 at 10:00 a.m., local time, and any adjournments thereof, and thereat to vote or otherwise act in respect of all the shares of capital stock of Celunol that the undersigned shall be entitled to vote, with all powers the undersigned would possess if personally present, as indicated below:

IF THIS PROXY IS PROPERLY EXECUTED AND RETURNED, THE SHARES REPRESENTED HEREBY WILL BE VOTED IN THE MANNER DIRECTED BY THE UNDERSIGNED STOCKHOLDER OR, IF NO CHOICE IS SPECIFIED, THIS PROXY WILL BE VOTED “FOR” APPROVAL OF THE MERGER AGREEMENT AS SET FORTH IN PARAGRAPH 1 ON THE REVERSE SIDE.

The proxies are authorized to vote in their discretion upon such other matters as may properly be brought before the Special Meeting in Lieu of Annual Meeting of Stockholders or any adjournment or postponement thereof.

(Continued and to be signed on the reverse side)

SEE REVERSE SIDE

PART II

INFORMATION NOT REQUIRED IN PROXY STATEMENT/PROSPECTUS

Item 20.	Indemnification of Directors and Officers.

The Registrant is incorporated under the laws of the State of Delaware. The Delaware General Corporation Law (the “DGCL”) provides that a Delaware corporation may indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer, director, employee or agent of such corporation, or is or was serving at the request of such person as an officer, director, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was illegal. A Delaware corporation may indemnify any persons who are, or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred. The Registrant’s bylaws provide for the indemnification of directors and officers of the Registrant to the fullest extent permitted by Section 145.

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability (i) for any transaction from which the director derives an improper personal benefit, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) for improper payment of dividends or redemptions of shares, or (iv) for any breach of a director’s duty of loyalty to Diversa or its stockholders. The Registrant’s bylaws include such a provision, and, if Diversa Proposal No. 7 is approved at the Diversa annual meeting, Diversa’s certificate of incorporation will include such a provision. Expenses incurred by any officer or director in defending any such action, suit or proceeding in advance of its final disposition shall be paid by the Registrant upon delivery to the Registrant of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified by the Registrant.

As permitted by Delaware law, the Registrant has entered into indemnity agreements with each of its directors and executive officers that require the Registrant to indemnify such persons against expenses, judgments, fines, settlements and other amounts incurred (including expenses of a derivative action) in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director or an executive officer of the Registrant or any of its affiliated enterprises, provided such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Registrant and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

The Registrant maintains directors’ and officers’ liability insurance for the benefit of its directors and certain of its officers.

The merger agreement provides that, for a period of six years following the effective time of the merger, the combined company will not change the provisions of Celunol’s certificate of incorporation or bylaws as in effect on the date of the merger agreement related to indemnification of persons entitled to indemnification pursuant to such provisions, including Celunol’s directors and executive officers, in any manner that adversely affects the rights of such individuals to indemnification under those provisions and will perform all of the combined company’s obligations under the Celunol certificate of incorporation and bylaws as in effect on the date of the merger agreement to the fullest extent permissible by law, which would include the DGCL, to provide Celunol’s directors and executive officers with indemnification for acts and omissions occurring prior to the closing of the merger to the fullest extent provided under the Celunol certificate of incorporation and bylaws as in effect on the date of the merger agreement. The merger agreement also provides that the combined company may extend coverage under Celunol’s directors’ and officers’ liability insurance policy covering the directors and officers of Celunol as of the date of the merger agreement by obtaining a six-year “tail” policy, if the “tail” policy does not cost more than $75,000 in the aggregate, covers the surviving corporation in the merger as the successor to Celunol and does not contain any exclusions for securities laws or corporate transactions such as the merger.

Diversa’s bylaws automatically provide, and in the event that Diversa Proposal No. 7 is approved at the Diversa annual meeting, Diversa’s certificate of incorporation will automatically provide, for the elimination of the personal liability of Diversa’s directors for monetary damages resulting from breaches of their fiduciary duty to the fullest extent permitted under Delaware law. Diversa’s bylaws automatically require Diversa to indemnify its directors and executive officers to the fullest extent permitted by Delaware or other applicable law and provide Diversa with the power, in its discretion, to indemnify its other officers, employees and other agents as set forth in the Delaware General Corporation Law or other applicable law.

Item 21.	Exhibits and Financial Statement Schedules

(a) Exhibits

Exhibit Number	Description of Document
2.1	Agreement and Plan of Merger and Reorganization among Diversa Corporation, Concord Merger Sub, Inc., Celunol Corp. and William Lese, as the representative of the stockholders of Celunol dated as of February 12, 2007 (included as Annex A to the joint proxy statement/prospectus forming a part of this registration statement).

2.2	Form of Voting Agreement between Diversa Corporation and certain stockholders of Celunol Corp. (1)

2.3	Form of Voting Agreement between Diversa Corporation and certain stockholders of Diversa Corporation. (1)

2.4	Form of Lock-Up Agreement between Diversa Corporation and certain of its stockholders. (1)

2.5	Form of Lock-Up Agreement between Diversa Corporation and certain stockholders of Celunol Corp. (1)

2.6	Transaction Agreement among Diversa Corporation, Syngenta Participations AG and Torrey Mesa Research Institute dated as of December 3, 2002. (2)

3.1	Amended and Restated Certificate of Incorporation of Diversa Corporation. (3)

3.2	Certificate of Amendment of Restated Certificate of Incorporation of Diversa Corporation. (4)

4.1	Form of Common Stock Certificate of Diversa Corporation. (5)

4.2	Rights Agreement by and between Diversa Corporation and American Stock Transfer and Trust Company, as Rights Agent dated as of December 13, 2000 (including the Form of Certificate of Designation of Series A Junior Participating Preferred Stock attached thereto as Exhibit A, the Form of Right Certificate attached thereto as Exhibit B, and the Summary of Rights to Purchase Preferred Shares attached thereto as Exhibit C). (6)

4.3	Amendment to Rights Agreement by and between Diversa Corporation and American Stock Transfer and Trust Company, as Rights Agent dated as of December 2, 2002. (7)

4.4	Second Amendment to Rights Agreement by and between Diversa Corporation and American Stock Transfer and Trust Company, as Rights Agent dated as of February 12, 2007. (1)

4.5	Diversa Corporation’s Certificate of Designation of Series A Junior Participating Preferred Stock. (6)

4.6	Warrant issued by Diversa Corporation to Syngenta Participations AG. (2)

4.7	Registration Rights Agreement among Diversa Corporation, Syngenta Participations AG and Torrey Mesa Research Institute dated as of December 3, 2002. (2)

4.8†	Registration Rights Agreement by and between Diversa Corporation and Glaxo Group Limited dated as of July 18, 2003. (8)

5.1**	Opinion of Cooley Godward Kronish LLP regarding the legality of the securities.

8.1**	Form of Opinion of Cooley Godward Kronish LLP regarding tax matters.

8.2**	Form of Opinion of Bingham McCutchen LLP regarding tax matters.

10.1	Transitional Employment Agreement, dated February 11, 2007, between Diversa Corporation and Edward T. Shonsey.

Exhibit Number	Description of Document
10.2	Transitional Employment Agreement, dated February 11, 2007, between Diversa Corporation and Anthony E. Altig.

10.3	Letter Agreement, dated June 30, 2006, by and between Celunol and Carlos A. Riva.

10.4	Letter Agreement, dated November 8, 2006, by and between Celunol and John A. McCarthy, Jr.

10.5	Letter Agreement, dated May 17, 2006, by and between Celunol and John R. Malloy, Jr.

10.6	Employee Invention, Non-Competition and Confidentiality Agreement, dated July 1, 2006, by and between Celunol and Carlos A. Riva.

10.7	Employee Invention, Non-Competition and Confidentiality Agreement, dated November 8, 2006, by and between Celunol and John A. McCarthy, Jr.

10.8	Employee Invention, Non-Competition and Confidentiality Agreement, dated May 17, 2006, by and between Celunol and John R. Malloy, Jr.

10.9	Restricted Stock Award Agreement, dated July 1, 2006, by and between the Company and Carlos A. Riva, as amended by that certain letter agreement dated February 12, 2007.

10.10	Restricted Stock Award Agreement, dated November 8, 2006, by and between the Company and John A. McCarthy, Jr.

10.11	Incentive Stock Option Agreement, dated May 17, 2006, by and between the Company and John R. Malloy, Jr.

10.12	Non-Qualified Stock Option Agreement, dated January 30, 2007, by and between the Company and John R. Malloy, Jr.

10.13	Indemnification Agreement, dated July 1, 2006, by and between the Company and Carlos A. Riva.

10.14	Indemnification Agreement, dated December, 2004, by and between the Company and Joshua Ruch.

10.15	Indemnification Agreement, dated December, 2004, by and between the Company and Michael Zak.

10.16	Warrant, dated December 20, 2004, by and between the Company and Rho Ventures IV, LP.

10.17	Warrant, dated December 20, 2004, by and between the Company and Rho Ventures IV GmbH & Co. Beteiligungs KG.

10.18	Warrant, dated December 20, 2004, by and between the Company and Rho Ventures IV (QP), LP.

10.19	Warrant, dated December 20, 2004, by and between the Company and Rho Management Trust I.

10.20	Warrant, dated December 6, 2006, by and between the Company and Rho Ventures IV, LP.

10.21	Warrant, dated December 6, 2006, by and between the Company and Rho Ventures IV GmbH & Co. Beteiligungs KG.

10.22	Warrant, dated December 6, 2006, by and between the Company and Rho Ventures IV (QP), LP.

10.23	Warrant, dated December 6, 2006, by and between the Company and Rho Management Trust I.

10.24†	Consulting Agreement, dated December 20, 2004, with Dr. Lonnie Ingram.

10.25**	Amended and Restated License Agreement with University of Florida Research Foundation, Inc., dated October 26, 1995 with First Amendment, dated January 25, 2000, and Second Amendment, dated June 29, 2001.

10.26**	Letter Agreement dated December 15, 2004 with University of Florida Research Foundation, Inc.

Exhibit Number	Description of Document
10.27**	Research Agreement dated December 20, 2004 with University of Florida Board of Trustees, as amended by Amendment No. 1 to the Research Agreement.

10.28†	Joint Development and Technology Transfer Agreement, dated July 10, 2001 with Marubeni Corporation and Tsukishima Kikai Co., Ltd., as amended by that certain memorandum dated July 10, 2001 and those certain letters dated January 9, 2006, January 24, 2006 and February 24, 2006.

10.29†	Exclusive License Agreement, dated July 7, 2006, with the Kerry Group Services International Limited.

10.30	Promissory Note, dated February 12, 2007, by Celunol Corp. for the benefit of Diversa Corporation.(1)

10.31	Offer Letter, dated February 12, 2007, by Diversa Corporation and Carlos Riva.(1)

23.1	Consent of Ernst & Young, LLP, Independent Registered Public Accounting Firm.

23.2	Consent of Grant Thornton, LLP, Independent Certified Public Accountants.

23.3**	Consent of Cooley Godward Kronish, LLP (included in Exhibits 5.1 and 8.1).

23.4**	Consent of Bingham McCutchen LLP (included in Exhibit 8.2).

24.1	Power of Attorney (included in the signature page hereto).

99.1	Form of Proxy Card for the Diversa Corporation Annual Meeting (included in Annex I to the joint proxy statement/prospectus forming a part of this registration statement).

99.2	Form of Proxy Card for the Celunol Corp. Special Meeting (included in Annex I to the joint proxy statement/prospectus forming a part of this registration statement).

99.3	Consent of UBS Securities LLC.

99.4	Proposed Amendment to the Certificate of Incorporation of Diversa Corporation (included as Annex E to the joint proxy statement/prospectus forming a part of this registration statement).

99.5*	Diversa Corporation 2007 Equity Incentive Plan (included in Annex D to the joint proxy statement/prospectus forming a part of this registration statement).

99.6	Consent of Michael Zak to be named as a director.

99.7	Consent of Joshua Ruch to be named as a director.

99.8	Consent of Carlos A. Riva to be named as a director.

*	Indicates management or compensatory plan or arrangement.
**	To be filed by amendment.
†	Confidential treatment has been requested with respect to portions of this exhibit. A complete copy of the agreement, including the redacted terms, has been separately filed with the Securities and Exchange Commission.
(1)	Filed as an exhibit to Diversa Corporation’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 12, 2007 and incorporated herein by reference.
(2)	Filed as an exhibit to Diversa Corporation’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 6, 2003, and incorporated herein by reference.

(3)	Filed as an exhibit to Diversa Corporation’s Quarterly Report Form 10-Q for the quarter ended March 31, 2000, filed with the Securities and Exchange Commission on May 12, 2000, and incorporated herein by reference.
(4)	Filed as an exhibit to Diversa Corporation’s Annual Report for the fiscal year ended December 31, 2006, filed with the Securities and Exchange Commission on March 16, 2007, and incorporated herein by reference.
(5)	Filed as an exhibit to Diversa Corporation’s registration statement on Form S-1 (No. 333-92853) originally filed with the Securities and Exchange Commission on December 21, 1999, as amended, and incorporated herein by reference.
(6)	Filed as an exhibit to Diversa Corporation’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 15, 2000, and incorporated herein by reference.
(7)	Filed as an exhibit to Diversa Corporation’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 4, 2002, and incorporated herein by reference.
(8)	Filed as an exhibit to Diversa Corporation’s Quarterly Report Form 10-Q for the quarter ended June 30, 2003, filed with the Securities and Exchange Commission on August 14, 2003, and incorporated herein by reference.

(b) Financial Statement Schedules

All schedules have been omitted because they are not applicable or required, or the information required to be set forth therein is included in the joint proxy statement/prospectus of which this registration statement is a part.

Item 22.	Undertakings.

The undersigned Registrant hereby undertakes:

(1) For purposes of determining any liability under the Securities Act of 1933, as amended (the “Securities Act”), each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(2) That prior to any public reoffering of the securities registered hereunder through use of a joint proxy statement/prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the Registrant undertakes that such reoffering proxy statement/prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(3) That every joint proxy statement/prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415 (§230.415 of this chapter), will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(4) To respond to requests for information that is incorporated by reference into the joint proxy statement/prospectus pursuant to Items 4, 10(b), 11 or 13 of this registration statement on Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(5) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on March 16, 2007.

DIVERSA CORPORATION

By:	/s/ ANTHONY E. ALTIG
Anthony E. Altig Senior Vice President, Finance, Chief Financial Officer, and Secretary (Principal Financial Officer)

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Anthony E. Altig and Martin A. Sabarsky, as his or her true and lawful agent, proxy and attorney-in-fact, each acting alone, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to (i) act on, sign, and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this registration statement together with all schedules and exhibits thereto, (ii) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (iii) act on and file any supplement to any prospectus included in this registration statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act and (iv) take any and all actions which may be necessary or appropriate to be done, as fully for all intents and purposes as he or she might or could do in person, hereby approving, ratifying and confirming all that such agent, proxy and attorney-in-fact or any of his substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ EDWARD T. SHONSEY Edward T. Shonsey	Chief Executive Officer (Principal Executive Officer)	March 16, 2007

/s/ ANTHONY E. ALTIG Anthony E. Altig	Senior Vice President, Finance, Chief Financial Officer, and Secretary (Principal Financial and Accounting Officer)	March 16, 2007

/s/ JEFF BLACK Jeff Black	Chief Accounting officer (Principal Accounting Officer)	March 16, 2007

/s/ JAMES H. CAVANAUGH James H. Cavanaugh, Ph.D.	Chairman of the Board of Directors	March 16, 2007

/s/ FERNAND J. KAUFMANN Fernand J. Kaufmann, Ph.D.	Director	March 16, 2007

/s/ PETER JOHNSON Peter Johnson	Director	March 16, 2007

/s/ MARK LESCHLY Mark Leschly	Director	March 16, 2007

/s/ MELVIN I. SIMON Melvin I. Simon, Ph.D.	Director	March 16, 2007

/s/ CHERYL WENZINGER Cheryl Wenzinger	Director	March 16, 2007

EXHIBIT INDEX

Exhibit Number	Description of Document
2.1	Agreement and Plan of Merger and Reorganization among Diversa Corporation, Concord Merger Sub, Inc., Celunol Corp. and William Lese, as the representative of the stockholders of Celunol dated as of February 12, 2007 (included as Annex A to the joint proxy statement/prospectus forming a part of this registration statement).

2.2	Form of Voting Agreement between Diversa Corporation and certain stockholders of Celunol Corp. (1)

2.3	Form of Voting Agreement between Diversa Corporation and certain stockholders of Diversa Corporation. (1)

2.4	Form of Lock-Up Agreement between Diversa Corporation and certain of its stockholders. (1)

2.5	Form of Lock-Up Agreement between Diversa Corporation and certain stockholders of Celunol Corp. (1)

2.6	Transaction Agreement among Diversa Corporation, Syngenta Participations AG and Torrey Mesa Research Institute dated as of December 3, 2002. (2)

3.1	Amended and Restated Certificate of Incorporation of Diversa Corporation. (3)

3.2	Certificate of Amendment of Restated Certificate of Incorporation of Diversa Corporation. (4)

4.1	Form of Common Stock Certificate of Diversa Corporation. (5)

4.2	Rights Agreement by and between Diversa Corporation and American Stock Transfer and Trust Company, as Rights Agent dated as of December 13, 2000 (including the Form of Certificate of Designation of Series A Junior Participating Preferred Stock attached thereto as Exhibit A, the Form of Right Certificate attached thereto as Exhibit B, and the Summary of Rights to Purchase Preferred Shares attached thereto as Exhibit C). (6)

4.3	Amendment to Rights Agreement by and between Diversa Corporation and American Stock Transfer and Trust Company, as Rights Agent dated as of December 2, 2002. (7)

4.4	Second Amendment to Rights Agreement by and between Diversa Corporation and American Stock Transfer and Trust Company, as Rights Agent dated as of February 12, 2007. (1)

4.5	Diversa Corporation’s Certificate of Designation of Series A Junior Participating Preferred Stock. (6)

4.6	Warrant issued by Diversa Corporation to Syngenta Participations AG. (2)

4.7	Registration Rights Agreement among Diversa Corporation, Syngenta Participations AG and Torrey Mesa Research Institute dated as of December 3, 2002. (2)

4.8†	Registration Rights Agreement by and between Diversa Corporation and Glaxo Group Limited dated as of July 18, 2003. (8)

5.1**	Opinion of Cooley Godward Kronish LLP regarding the legality of the securities.

8.1**	Form of Opinion of Cooley Godward Kronish LLP regarding tax matters.

8.2**	Form of Opinion of Bingham McCutchen LLP regarding tax matters.

10.1	Transitional Employment Agreement, dated February 11, 2007, between Diversa Corporation and Edward T. Shonsey.

10.2	Transitional Employment Agreement, dated February 11, 2007, between Diversa Corporation and Anthony E. Altig.

10.3	Letter Agreement, dated June 30, 2006, by and between Celunol and Carlos A. Riva.

Exhibit Number	Description of Document
10.4	Letter Agreement, dated November 8, 2006, by and between Celunol and John A. McCarthy, Jr.

10.5	Letter Agreement, dated May 17, 2006, by and between Celunol and John R. Malloy, Jr.

10.6	Employee Invention, Non-Competition and Confidentiality Agreement, dated July 1, 2006, by and between Celunol and Carlos A. Riva.

10.7	Employee Invention, Non-Competition and Confidentiality Agreement, dated November 8, 2006, by and between Celunol and John A. McCarthy, Jr.

10.8	Employee Invention, Non-Competition and Confidentiality Agreement, dated May 17, 2006, by and between Celunol and John R. Malloy, Jr.

10.9	Restricted Stock Award Agreement, dated July 1, 2006, by and between Celunol and Carlos A. Riva, as amended by that certain letter agreement dated February 12, 2007.

10.10	Restricted Stock Award Agreement, dated November 8, 2006, by and between Celunol and John A. McCarthy, Jr.

10.11	Incentive Stock Option Agreement, dated May 17, 2006, by and between Celunol and John R. Malloy, Jr.

10.12	Non-Qualified Stock Option Agreement, dated January 30, 2007, by and between Celunol and John R. Malloy, Jr.

10.13	Indemnification Agreement, dated July 1, 2006, by and between Celunol and Carlos A. Riva.

10.14	Indemnification Agreement, dated December, 2004, by and between Celunol and Joshua Ruch.

10.15	Indemnification Agreement, dated December, 2004, by and between Celunol and Michael Zak.

10.16	Warrant, dated December 20, 2004, by and between Celunol and Rho Ventures IV, LP.

10.17	Warrant, dated December 20, 2004, by and between Celunol and Rho Ventures IV GmbH & Co. Beteiligungs KG.

10.18	Warrant, dated December 20, 2004, by and between Celunol and Rho Ventures IV (QP), LP.

10.19	Warrant, dated December 20, 2004, by and between Celunol and Rho Management Trust I.

10.20	Warrant, dated December 6, 2006, by and between Celunol and Rho Ventures IV, LP.

10.21	Warrant, dated December 6, 2006, by and between Celunol and Rho Ventures IV GmbH & Co. Beteiligungs KG.

10.22	Warrant, dated December 6, 2006, by and between Celunol and Rho Ventures IV (QP), LP.

10.23	Warrant, dated December 6, 2006, by and between Celunol and Rho Management Trust I.

10.24†	Consulting Agreement, dated December 20, 2004, with Dr. Lonnie Ingram.

10.25**	Amended and Restated License Agreement with University of Florida Research Foundation, Inc., dated October 26, 1995 with First Amendment, dated January 25, 2000, and Second Amendment, dated June 29, 2001.

10.26**	Letter Agreement dated December 15, 2004 with University of Florida Research Foundation, Inc.

10.27**	Research Agreement dated December 20, 2004 with University of Florida Board of Trustees, as amended by Amendment No. 1 to the Research Agreement.

10.28†	Joint Development and Technology Transfer Agreement, dated July 10, 2001 with Marubeni Corporation and Tsukishima Kikai Co., Ltd., as amended by that certain memorandum dated Jul 10, 2001 and those certain letters dated January 9, 2006, January 24, 2006 and February 24, 2006.

10.29†	Exclusive License Agreement, dated July 7, 2006, with the Kerry Group Services International Limited (KGSI).

Exhibit Number	Description of Document
10.30	Promissory Note, dated February 12, 2007, by Celunol Corp. for the benefit of Diversa Corporation. (1)

10.31	Offer Letter, dated February 12, 2007, by Diversa Corporation and Carlos A. Riva. (1)

23.1	Consent of Ernst & Young, LLP, Independent Registered Public Accounting Firm.

23.2	Consent of Grant Thornton, LLP, Independent Certified Public Accountants.

23.3**	Consent of Cooley Godward Kronish, LLP. (included in Exhibits 5.1 and 8.1)

23.4**	Consent of Bingham McCutchen LLP. (included in Exhibit 8.2)

24.1	Power of Attorney (included in the signature page hereto)

99.1	Form of Proxy Card for the Diversa Corporation Annual Meeting (included in Annex I to the joint proxy statement/prospectus forming a part of this registration statement).

99.2	Form of Proxy Card for the Celunol Corp. Special Meeting (included in Annex I to the joint proxy statement/prospectus forming a part of this registration statement).

99.3	Consent of UBS Securities LLC.

99.4	Proposed Amendment to the Certificate of Incorporation of Diversa Corporation (included as Annex E to the joint proxy statement/prospectus forming a part of this registration statement).

99.5*	Diversa Corporation 2007 Equity Incentive Plan (included in Annex D to the joint proxy statement/prospectus forming a part of this registration statement).

99.6	Consent of Michael Zak to be named as a director.

99.7	Consent of Joshua Ruch to be named as a director.

99.8	Consent of Carlos A. Riva to be named as a director.

*	Indicates management or compensatory plan or arrangement.
**	To be filed by amendment
†	Confidential treatment has been requested with respect to portions of this exhibit. A complete copy of the agreement, including the redacted terms, has been separately filed with the Securities and Exchange Commission.
(1)	Filed as an exhibit to Diversa Corporation’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 12, 2007 and incorporated herein by reference.
(2)	Filed as an exhibit to Diversa Corporation’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 6, 2003, and incorporated herein by reference.
(3)	Filed as an exhibit to Diversa Corporation’s Quarterly Report Form 10-Q for the quarter ended March 31, 2000, filed with the Securities and Exchange Commission on May 12, 2000, and incorporated herein by reference.
(4)	Filed as an exhibit to Diversa Corporation’s Annual Report for the fiscal year ended December 31, 2006, filed with the securities and exchange commission on March 16, 2007, and incorporated herein by reference.
(5)	Filed as an exhibit to Diversa Corporation’s registration statement on Form S-1 (No. 333-92853) originally filed with the Securities and Exchange Commission on December 21, 1999, as amended, and incorporated herein by reference.
(6)	Filed as an exhibit to Diversa Corporation’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 15, 2000, and incorporated herein by reference.
(7)	Filed as an exhibit to Diversa Corporation’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 4, 2002, and incorporated herein by reference.
(8)	Filed as an exhibit to Diversa Corporation’s Quarterly Report Form 10-Q for the quarter ended June 30, 2003, filed with the Securities and Exchange Commission on August 14, 2003, and incorporated herein by reference.